As filed with the Securities and Exchange Commission on September 4, 2019
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

PHILLIPS EDISON & COMPANY, INC.
(Exact Name of Registrant as Specified in Its Charter)

Maryland	6798	27-1106076
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11501 Northlake Drive
Cincinnati, Ohio 45249
(513) 554-1110
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey S. Edison
Chief Executive Officer
11501 Northlake Drive
Cincinnati, Ohio 45249
(513) 554-1110
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Tanya Brady, Esq. Phillips Edison & Company, Inc. 11501 Northlake Drive Cincinnati, Ohio 45249 Tel: 513-554-1110	Yoel Kranz, Esq. David H. Roberts, Esq. Goodwin Procter LLP 620 Eighth Avenue New York, New York 10018 Tel: 212-813-8800	Michael E. McTiernan, Esq. Hogan Lovells US LLP 555 Thirteenth Street, NW Washington, DC 20004 Tel: 202-637-5600

Approximate date of commencement of proposed sale of the securities to public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to the closing of the merger described herein.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check One):

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☑	Smaller reporting company	☐

Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Issuer Third Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.01 par value per share . . . . . . . . . . . . .	4,610,152 shares(1)	N/A	$30,380,901.68(2)	$3,682.17(3)

(1)
Represents the estimated maximum number of shares of common stock of Phillips Edison & Company, Inc. (“PECO”), $0.01 par value per share (‘‘PECO common stock’’), to be issued or reserved in connection with the merger described herein, including pursuant to the option to receive additional shares of PECO common stock in lieu of the cash portion of the merger consideration. The number of shares of PECO common stock to be registered is the sum of (a) the product of multiplying 6,306,405 shares of Class A common stock of Phillips Edison Grocery Center REIT III, Inc. (“PECO III”), $0.01 par value per share (“Class A common shares”), the number of Class A common shares estimated to be outstanding immediately prior to the merger, and the Class A exchange ratio of 0.6693 (the number of shares of PECO common stock that a holder of Class A common shares will receive for each Class A common share), plus (b) the product of multiplying 113,817 shares of Class I common stock of PECO III, $0.01 par value per share (“Class I common shares”), the number of Class I common shares estimated to be outstanding immediately prior to the merger, and the Class I exchange ratio of 0.7436 (the number of shares of PECO common stock that a holder of Class I common shares will receive for each Class I common share), plus (c) the product of multiplying 319,372 shares of Class T common stock of PECO III, $0.01 par value per share (“Class T common shares”), the number of Class T common shares estimated to be outstanding immediately prior to the merger, and the Class T exchange ratio of 0.7749 (the number of shares of PECO common stock that a holder of Class T common shares will receive for each Class T common share), plus (d) the quotient of (i) the product of multiplying 6,306,405 Class A common shares times by $0.0939 (the cash consideration per Class A common share) divided by (ii) $11.10 (PECO’s current estimated net asset value per share), plus (e) the quotient of (i) the product of multiplying 113,817 Class I common shares times by $0.0941 (the cash consideration per Class I common share) divided by (ii) $11.10 (PECO’s current estimated net asset value per share), plus (f) the quotient of (i) the product of multiplying 319,372 Class T common shares times by $0.0989 (the cash consideration per Class T common share) divided by (ii) $11.10 (PECO’s current estimated net asset value per share).

(2)
Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended (the “Securities Act”), and calculated pursuant to Rule 457(f)(2) under the Securities Act.

(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $121.20 per $1 million of the proposed maximum aggregate offering price.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to the securities offered by this proxy statement/prospectus has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy these securities be accepted prior to the time the registration statement becomes effective.
PROXY STATEMENT AND PROSPECTUS—SUBJECT TO COMPLETION, DATED SEPTEMBER 4, 2019
MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
To the Stockholders of Phillips Edison Grocery Center REIT III, Inc.:
The board of directors (the “PECO III Board”) of Phillips Edison Grocery Center REIT III, Inc. (“PECO III”), on the recommendation of a special committee of the PECO III Board consisting exclusively of independent directors (the “PECO III Special Committee”) and the board of directors (the “PECO Board”) of Phillips Edison & Company, Inc. (“PECO”) have each approved an Agreement and Plan of Merger (with the unanimous vote of the independent directors), dated as of September 3, 2019 as it may be amended from time to time (the “merger agreement”) by and among PECO, Phillips Edison Grocery Center Operating Partnership I, L.P. (“PECO OP”), REIT Merger Sub, LLC (“Merger Sub”), and PECO III. Pursuant to the merger agreement, PECO III will merge (the “merger”) with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of PECO OP. The obligations of PECO and PECO III to effect the merger are subject to the satisfaction or waiver of certain customary conditions set forth in the merger agreement, including the approval of PECO III stockholders. PECO III is co-sponsored by PECO and Griffin Capital Company, LLC (“Griffin” and together with PECO, the “co-sponsors”). PECO III’s advisor is jointly owned by affiliates of PECO and Griffin.
Stockholder Consideration
At the effective time of the merger and by virtue of the merger, each outstanding share of PECO III common stock and each fraction thereof, will be canceled and converted into the right to receive merger consideration as follows: (i) holders of PECO III Class A common stock will receive 0.6693 shares of PECO common stock and $0.0939 in cash per each share of Class A common stock they hold; (ii) holders of PECO III Class I common stock will receive 0.7436 shares of PECO common stock and $0.0941 in cash per each share of Class I common stock they hold; and (iii) holders of PECO III Class T common stock will receive 0.7749 shares of PECO common stock and $0.0989 in cash per each share of Class T common stock they hold. All stockholders will have the ability to receive additional shares of PECO common stock in lieu of the cash portion of the merger consideration, based on the most recent estimated net asset value per share (“EVPS”) of PECO common stock of $11.10.
Summary of Benefits of the Merger

•
Merger Consideration Represents Significant Premium to PECO III’s Estimated Net Asset Value Per Share: The merger consideration, on an aggregate basis and for each of the Class A, Class I and Class T shares, represents a significant premium over both the mid-point ($6.54) and high end ($6.88) of the EVPS range of PECO III, as determined by the PECO III Special Committee based on the advice of its financial advisor.

•
Valuation Support from PECO III’s Advisor/Co-Sponsors: The weighted average merger consideration of $7.59 per share (based on PECO’s most recent EVPS of $11.10) offered by PECO includes the following commitments of PECO III’s advisor and co-sponsors: effectively waiving the reimbursement of all organization or offering expenses incurred in PECO III’s private and public offerings that are currently owed to the advisor; effectively waiving or crediting all asset management fees and acquisition fees and expenses owed or paid to the advisor by PECO III since its inception; waiving all disposition fees that would be owed to the advisor in connection with the merger; paying all of PECO III’s merger transaction expenses; and incremental cash contributions from the co-sponsors.

•
Enhanced Distribution: The distribution rate that PECO III stockholders will receive after the consummation of the merger will be significantly higher than the recently reduced distribution rate PECO III intends to pay, which is based on its anticipated cash flows from operations as a stand-alone company.

•
Significantly Improved Liquidity Event Prospects: PECO is significantly better positioned than PECO III to achieve a successful liquidity event as a result of PECO’s significantly greater scale, its internalized management, and its superior asset, geographic, and tenant diversification.

•
Best Available Option for PECO III: The PECO III Special Committee considered possible alternatives to the merger, including continuing to operate PECO III on a stand-alone basis, liquidating the company, or seeking a business combination with or sale of assets to another party, and believes that the merger is the best available option for PECO III and its stockholders given relative valuation, timing and transaction cost considerations. Any such alternative to the merger would not include the benefit of the aforementioned commitments of the advisor and co-sponsors and would likely result in significantly reduced proceeds paid to PECO III stockholders.

Special Meeting
In connection with the merger, PECO III will hold a virtual special meeting of stockholders at [●] Eastern Time on [●], 2019 via live webcast at www.virtualshareholdermeeting.com/PER2019SM. At the special meeting, PECO III stockholders will be asked to consider and vote on the merger, in addition to the other items set forth in the PECO III Notice of Special Meeting of Stockholders. No matter the size of your investment in PECO III, your vote is very important.

YOUR VOTE IS VERY IMPORTANT
Proxy Vote
As noted above, based on the unanimous recommendation of the PECO III Special Committee, comprised entirely of non-management independent directors, the PECO III Board (with the unanimous vote of the independent directors) approved the terms and conditions of the merger as set forth in the merger agreement and believe it is advisable and in the best interests of PECO III and its stockholders.
Therefore, it is recommended that you vote “FOR” approval of the merger and the other transactions contemplated by the merger agreement, as well as the other proposals set forth in the Notice of Special Meeting of Stockholders.
Your Vote Matters
Whether or not you expect to participate in the PECO III special meeting via live webcast, please authorize a proxy to vote on your behalf as promptly as possible by completing, signing, dating and mailing your proxy card in the pre-addressed postage-paid envelope provided or by authorizing your proxy by one of the other methods specified in this proxy statement. This saves the company time and money as we will no longer have to solicit your vote.
This proxy statement/prospectus provides you with detailed information about the PECO III special meeting, the merger agreement, the merger and other related matters. A copy of the merger agreement is included as Annex A to this proxy statement/prospectus. We encourage you to read this proxy statement/prospectus in its entirety before voting, including the merger agreement and the other annexes.
In particular, you should carefully consider the discussion in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 15.
On behalf of PECO III’s management team, the PECO III Board, and the PECO III Special Committee, we thank you for your support and urge you to vote “FOR” the approval of each of the matters presented.
Sincerely,

Mark D. McDade
Chair of the Special Committee of the Board of Directors of Phillips Edison Grocery Center REIT III, Inc.

Neither the SEC, nor any state securities regulatory authority has approved or disapproved of the merger or the securities to be issued under this proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
OF
PHILLIPS EDISON GROCERY CENTER REIT III, INC.
11501 Northlake Drive
Cincinnati, Ohio 45249
Dear Stockholder:
You are cordially invited to participate in the special meeting of stockholders (the “PECO III Special Meeting”) of Phillips Edison Grocery Center REIT III, Inc., a Maryland corporation (“PECO III”), that will be held at [●] Eastern Time on [●], 2019 via live webcast at www.virtualshareholdermeeting.com/PER2019SM.
The purpose of the PECO III Special Meeting is to consider and vote upon the following proposals:

1.
Approve the transactions contemplated by the agreement and plan of merger, dated September 3, 2019, by and among PECO III, Phillips Edison & Company, Inc., a Maryland corporation (“PECO”), and certain of their respective affiliates, a copy of which is attached as Annex A to this proxy statement/prospectus, including the merger of PECO III with and into a wholly-owned subsidiary of PECO (as further discussed in the section titled “The Merger” beginning on page 50) (collectively, the “Merger Proposal”).

The PECO III Board of Directors recommends a vote FOR this proposal.

2.
Approve the amendment of the PECO III charter as set forth in the form of Articles of Amendment attached as Annex B to this proxy statement/prospectus, to be effective only upon stockholder approval of the Merger Proposal.

The PECO III Board of Directors recommends a vote FOR this proposal.

3.
Adjourn the PECO III Special Meeting, if necessary or appropriate, as determined by the Chair of the PECO III Special Meeting, to solicit additional proxies in favor of the Merger Proposal if there are not sufficient votes to approve the Merger Proposal.

The PECO III Board of Directors recommends a vote FOR this proposal.

4.	Attend to such other business as may properly come before the PECO III Special Meeting and any adjournment or postponement thereof.
The PECO III Board of Directors has fixed [●], 2019 as the record date for the PECO III Special Meeting. Only the holders (the “PECO III stockholders”) of record of shares of PECO III common stock (“PECO III common stock”) as of the close of business on [●], 2019 are entitled to notice of and to vote at the PECO III Special Meeting and any adjournment or postponement thereof.
This proxy statement/prospectus and proxy card is dated as of [●], 2019 and is first being mailed to you on or about [●], 2019.
YOUR VOTE IS VERY IMPORTANT
Whether or not you plan to participate in the PECO III Special Meeting via live webcast, please authorize a proxy to vote your shares as promptly as possible. To authorize a proxy, complete, sign, date and mail your proxy card in the pre-addressed postage-paid envelope provided or, if the option is available to you, call the toll-free telephone number listed on your proxy card or use the internet as described in the instructions on the enclosed proxy card to authorize your proxy. Authorizing a proxy will assure that your vote is cast and counted at the PECO III Special Meeting if you do not participate via live webcast. If your PECO III common stock are held in ‘‘street name’’ by your broker or other nominee, only your broker or other nominee can vote your PECO III common stock at the PECO III Special Meeting and your vote cannot be cast unless you provide instructions to your broker or other nominee on how to vote or obtain a legal proxy from your broker or other nominee. You should follow the directions provided by your broker or other nominee regarding how to instruct your broker or other nominee to vote your PECO III common stock. You may revoke your proxy at any time before it is voted. Please review the proxy statement/prospectus accompanying this notice for more complete information regarding the transactions contemplated by the Merger Proposal and the PECO III Special Meeting.
By Order of the Board of Directors,
John Caulfield, Secretary
Cincinnati, Ohio

ADDITIONAL INFORMATION
PECO and PECO III file reports and other important business and financial information with the Securities and Exchange Commission, which we refer to herein as the SEC, that are not included in or delivered with this proxy statement/prospectus. The SEC also maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers, including PECO and PECO III, who file electronically with the SEC. The address of that site is www.sec.gov.
Copies of annual, quarterly and current reports, proxy statements and other information required to be filed with the SEC by PECO and PECO III are available to PECO and PECO III stockholders, respectively, without charge upon written or oral request, excluding any exhibits to those documents. PECO stockholders and PECO III stockholders can obtain any of these documents by requesting them in writing or by telephone from the appropriate company at:

PECO Phillips Edison & Company, Inc. 11501 Northlake Drive Cincinnati, Ohio 45249 Attention: Investor Relations (513) 338-2743 www.phillipsedison.com	PECO III Phillips Edison Grocery Center REIT III, Inc. 11501 Northlake Drive Cincinnati, Ohio 45249 Attention: Investor Relations (513) 338-2743 www.grocerycenterREIT3.com
If you are a PECO III stockholder and would like to request documents, please do so by [●], 2019, to receive them before the PECO III Special Meeting. If you request any documents from PECO or PECO III, PECO or PECO III, as applicable, will mail them to you by first class mail, or another equally prompt means, within one business day after PECO or PECO III receives your request.
See “Where You Can Find More Information” on page 129.

ABOUT THIS DOCUMENT
This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed by PECO (File No. [●]) with the SEC, constitutes a prospectus of PECO for purposes of the Securities Act of 1933, as amended, with respect to the shares of PECO common stock to be issued to PECO III stockholders in exchange for shares of PECO III common stock pursuant to the merger agreement. In addition, it constitutes a notice of meeting and proxy statement with respect to the PECO III Special Meeting.
You should rely only on the information contained in this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated [●], 2019. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date.
Neither our mailing of this proxy statement/prospectus to PECO III stockholders nor the issuance by PECO of shares of its common stock to PECO III stockholders pursuant to the merger agreement will create any implication to the contrary.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person or entity to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus regarding PECO has been provided by PECO and information contained in this proxy statement/prospectus regarding PECO III has been provided by PECO III.

i

Page
Revocation of Proxies or Voting Instructions	46
Solicitation of Proxies; Payment of Solicitation Expenses	47
PROPOSALS SUBMITTED TO PECO III STOCKHOLDERS	48
Merger Proposal	48
Charter Proposal	48
Adjournment Proposal	49
THE MERGER	50
General	50
Background of the Merger	50
Recommendation of the PECO III Board of Directors and Its Reasons for the Merger	55
Opinion of the PECO III Special Committee’s Financial Advisor	57
Interests of PECO’s Directors and Executive Officers in the Merger	64
Interests of PECO III’s Directors and Executive Officers in the Merger	64
Affiliation of PECO and PECO III	64
Termination Agreement	65
Directors and Executive Officers of the Combined Company After the Merger	65
Regulatory Approvals Required for the Merger	85
U.S. Federal Income Tax Considerations	85
Accounting Treatment	106
Issuance of Shares in the Merger	106
Distributions	106
THE MERGER AGREEMENT	107
Form, Effective Time and Closing of the Merger	107
Governing Documents	107
Merger Consideration; Effects of the Merger	107
Representations and Warranties	108
Definitions of “Acquired Company Material Adverse Effect” and “PECO Material Adverse Effect”	108
Covenants and Agreements	109
Conditions to Completion of the Merger	116
Termination of the Merger Agreement	117
Miscellaneous Provisions	118
DESCRIPTION OF CAPITAL STOCK	120
General	120
Common Stock	120
COMPARISON OF RIGHTS OF PECO STOCKHOLDERS AND PECO III STOCKHOLDERS	124
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	127
STOCKHOLDERS SHARING AN ADDRESS	128
LEGAL MATTERS	128
EXPERTS	128
WHERE YOU CAN FIND MORE INFORMATION	129
INDEX TO FINANCIAL STATEMENTS	F-1
Annex A: Agreement and Plan of Merger, dated September 3, 2019, by and among Phillips Edison & Company, Inc., REIT Merger Sub, LLC, Phillips Edison Grocery Center Operating Partnership I, L.P. and Phillips Edison Grocery Center REIT III, Inc.
A-1
Annex B: Form of Articles of Amendment	B-1
Annex C: PECO Management’s Discussion & Analysis of Financial Condition and Results of Operations	C-1

ii

Page
Annex D: PECO III’s Management’s Discussion & Analysis of Financial Condition and Results of Operations	D-1
Annex E: Opinion of Duff & Phelps, LLC	E-1

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING
The following are answers to some questions that PECO III stockholders may have regarding the proposed transaction between PECO and PECO III and about PECO III’s Special Meeting. PECO III urges you to read carefully this entire proxy statement/prospectus, including the Annexes, because the information in this section does not provide all the information that might be important to you.
Unless stated otherwise, all references in this proxy statement/prospectus to:

•	‘‘acquired companies’’ are to PECO III and each of its subsidiaries;

•	“advisor” are to PECO-Griffin REIT Advisor, LLC, a Delaware limited liability company, which is jointly owned by affiliates of PECO and Griffin;

•	“Amended PECO III Charter” are to the charter of PECO III as amended by the PECO III charter amendment;

•	‘‘Code’’ are to the Internal Revenue Code of 1986, as amended;

•	‘‘Combined Company’’ are to PECO and its consolidated subsidiaries (including the Surviving Entity) after the closing of the merger;

•	“co-sponsors” are to PECO and Griffin, who are the co-sponsors of PECO III;

•	‘‘Exchange Act’’ are to the Securities Exchange Act of 1934, as amended;

•	“Griffin” are to Griffin Capital Company, LLC, a Delaware limited liability company and the co-sponsor of PECO III;

•
‘‘merger agreement’’ are to the agreement and plan of merger, dated as of September 3, 2019, by and among PECO, Merger Sub, PECO OP, and PECO III, as it may be amended from time to time, a copy of which is attached as Annex A to this proxy statement/prospectus;

•	‘‘merger’’ is to the merger of PECO III with and into Merger Sub, with Merger Sub surviving the merger;

•	‘‘Merger Sub’’ are to REIT Merger Sub, LLC, a Maryland limited liability company and wholly owned subsidiary of PECO OP;

•
‘‘ordinary course of business’’ are to, with respect to an action taken by any person or entity, an action that (i) is consistent with the past practices of such person or entity and is taken in the ordinary course of the normal day-to-day operations of the business of such person or entity; (ii) is not required to be authorized by the board of directors of such person or entity (or by any person or entity or group of persons or entities exercising similar authority) and is not required to be specifically authorized by the parent company (if any) or the holders of the capital stock or other equity interests of such person or entity; and (iii) is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors (or by any person or entity or group of persons or entities exercising similar authority), in the ordinary course of the normal day-to-day operations of other persons or entities that are in the same line of business as such person or entity;

•	‘‘Outside Date’’ is to July 3, 2020;

•	‘‘PECO’’ are to Phillips Edison & Company, Inc., a Maryland corporation, and co-sponsor of PECO III;

•	‘‘PECO Board’’ are to the board of directors of PECO;

•	‘‘PECO common stock’’ are to the common stock of PECO, $0.01 par value per share;

•	‘‘PECO III’’ are to Phillips Edison Grocery Center REIT III, Inc., a Maryland corporation;

•	‘‘PECO III Board’’ are to the board of directors of PECO III;

•	‘‘PECO III charter amendment’’ are to the proposed amendment to the charter of PECO III set forth in the form of Articles of Amendment attached as Annex B to this proxy statement/prospectus;

•
‘‘PECO III charter approval’’ are to the affirmative vote of the holders of outstanding shares of PECO III common stock entitled to cast a majority of the votes entitled to be cast on the PECO III charter amendment;

•	‘‘PECO III common stock’’ are collectively to the Class A, Class I, and Class T common stock of PECO III, $0.01 par value per share;

•	‘‘PECO III merger approval’’ are to the affirmative vote of the holders of outstanding shares of PECO III common stock entitled to cast a majority of all the votes entitled to be cast on the merger;

•
‘‘PECO III Special Committee’’ are to the special committee of the PECO III Board that was formed by the PECO III Board in connection with the merger and the other transactions contemplated by the merger agreement;

•	‘‘PECO OP’’ are to Phillips Edison Grocery Center Operating Partnership I, L.P., a Delaware limited partnership;

•	‘‘PECO parties’’ are to PECO, PECO OP, and Merger Sub;

•	‘‘SEC’’ are to the U.S. Securities and Exchange Commission;

•	‘‘Securities Act’’ are to the Securities Act of 1933, as amended; and

•	“Surviving Entity” are to REIT Merger Sub, LLC, a wholly owned subsidiary of PECO OP, after the effective time of the merger.
Q: Why am I receiving this proxy statement/prospectus?
A: The PECO III Board is using this proxy statement/prospectus to solicit proxies from PECO III stockholders in connection with the merger agreement and the transactions contemplated thereby. In addition, PECO is using this proxy statement/prospectus as a prospectus for PECO III stockholders because PECO is issuing shares of PECO common stock in connection with the merger. The merger cannot be completed unless:

•	the holders of PECO III common stock vote to approve the PECO III charter amendment; and

•	the holders of PECO III common stock vote to approve the merger and the other transactions contemplated by the merger agreement.
PECO III will hold a special meeting of its stockholders to obtain these approvals and to consider and vote on other proposals as described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus contains important information about the merger and the other proposals being considered and voted on at the special meeting of stockholders of PECO III and you should read it carefully. The enclosed voting materials allow you to vote your shares of PECO III common stock without participating in the meeting via live webcast. Approval by PECO stockholders is not required to consummate the merger.
YOUR VOTE IS VERY IMPORTANT. YOU ARE ENCOURAGED TO AUTHORIZE YOUR PROXY AS PROMPTLY AS POSSIBLE.
Q: What is the proposed transaction?
A: Subject to the terms and conditions of the merger agreement, at the effective time of the merger, PECO III will merge with and into Merger Sub, with Merger Sub surviving the merger as the Surviving Entity, which will be a wholly owned subsidiary of PECO OP.
Q: What will happen in the proposed transaction?
A: At the effective time of the merger and by virtue of the merger, each outstanding share of PECO III common stock and each fraction thereof, will be canceled and converted into the right to receive merger consideration per share, as follows:

(i)	holders of PECO III Class A common stock will receive 0.6693 shares of PECO common stock and $0.0939 in cash per each share of Class A common stock they hold;

(ii)	holders of PECO III Class I common stock will receive 0.7436 shares of PECO common stock and $0.0941 in cash per each share of Class I common stock they hold; and

(iii)	holders of PECO III Class T common stock will receive 0.7749 shares of PECO common stock and $0.0989 in cash per each share of Class T common stock they hold.
All stockholders will have the ability to receive additional shares of PECO common stock in lieu of the cash portion of the merger consideration, based on PECO’s most recent EVPS of $11.10.
See ‘‘The Merger Agreement—Merger Consideration; Effects of the Merger’’ beginning on page 107 for detailed descriptions of the merger consideration and treatment of securities.
Q: Why is each class of PECO III common stock receiving different merger consideration?
A: The stockholders of each class of PECO III common stock have paid, on average, different purchase prices per share, and certain classes have received fewer distributions to date than others. For example, the average purchase price of Class T stockholders is higher than that of Class I stockholders and the average purchase price of Class I stockholders is higher than that of Class A stockholders. PECO took into account these differences in determining the consideration it was willing to pay holders of each class of PECO III common stock in the merger. However, the merger consideration per share for each Class A, Class I and Class T stockholder is significantly higher than both the mid-point ($6.54) and high-end ($6.88) of the EVPS range of PECO III common stock on an aggregate basis, as determined by the PECO III Special Committee based on the advice of its financial advisor.
Q: Am I being asked to vote on any other proposals at the special meeting in addition to the Merger Proposal?
A: Yes. At the PECO III Special Meeting, PECO III stockholders will be asked to consider and vote upon the following additional proposals:

•	To approve the PECO III charter amendment.

•
To approve one or more adjournments of the PECO III Special Meeting to another date, time or place, if necessary or appropriate, as determined by the Chair of the PECO III Special Meeting, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement or in favor of the proposal to approve the PECO III charter amendment.
Q: What happens if PECO III’s stockholders do not approve the merger?
A: Although any final decision would be subject to the decision of the PECO III Board, the PECO III Special Committee determined that given the expenses of operating as a public company, the small size of PECO III, and the significant challenges to growth, continuing to operate as a stand-alone business is not in the best interest of PECO III’s stockholders. Therefore PECO III would likely pursue alternatives, such as a liquidation or a sale to another party. However, the PECO III Special Committee believes that the merger with PECO is the best available option for PECO III and its stockholders given relative valuation, timing and transaction cost considerations. If the merger is not approved by PECO III stockholders, any such alternative to the merger would not include the significant financial benefit of the aforementioned commitments of the advisor and co-sponsors and would likely result in significantly reduced proceeds paid to stockholders. In addition, the recently reduced distribution rate PECO III intends to pay would likely need to be further reduced in the future if PECO III continued as a stand-alone company.
Q: Will PECO III continue to pay distributions prior to the closing of the merger?
A: Yes. In connection with the execution of the merger agreement, the PECO III Board, upon the recommendation of the PECO III Special Committee, declared a reduced distribution for each of September and October 2019 to all PECO III stockholders of record at the close of business on September 16, 2019 and October 15, 2019, respectively, equal to $0.0085 per share, payable on or about October 1, 2019 and November 1, 2019, respectively. The new distribution rate is based on the PECO III Special Committee and PECO III Board’s analysis of PECO III’s anticipated operating cash flows for the distribution period. PECO III intends to continue to pay distributions covered by its operating cash flows until the closing of the merger. The merger agreement permits the authorization and payment by PECO III of distributions in the ordinary course of business, provided that such distributions are covered by ongoing operating cash flows from the business, and any distribution that is reasonably necessary to maintain its REIT qualification and/or to avoid the imposition of U.S. federal income or excise tax.
Q: What fees will PECO III’s advisor receive in connection with the merger?
A: None. In connection with the merger, the advisor has waived any disposition fees that would otherwise have been payable under the advisory agreement upon consummation of the merger.
Q: Why is PECO III proposing to amend the PECO III charter? What is the effect of the PECO III charter amendment?
A: The PECO III charter amendment would remove the limitations on roll-up transactions. If the merger is not completed, the PECO III charter amendment will not be effected either.
See “Proposals Submitted to PECO III Stockholders—Charter Proposal’’ beginning on page 48 for a detailed description of the PECO III charter amendment.
Q: When and where is the special meeting of the PECO III stockholders?
A: The PECO III Special Meeting will be held via live webcast at www.virtualshareholdermeeting.com/PER2019SM on [●], 2019, at [●] Eastern Time.
Q: Who can vote at the PECO III Special Meeting?
A: All holders of PECO III common stock of record as of the close of business on [●], 2019, the record date for determining stockholders entitled to notice of and to vote at the PECO III Special Meeting, are entitled to receive notice of and to vote at the PECO III Special Meeting. As of the record date, there were [●] shares of PECO III common stock outstanding and entitled to vote at the PECO III Special Meeting, held by approximately [●] holders of record. Each share of PECO III common stock is entitled to one vote on each proposal presented at the PECO III Special Meeting.
Q: How can I vote?
A: PECO III Stockholders may vote by proxy before the PECO III Special Meeting by Internet, telephone, or by mail. For information on how to vote, see ‘‘The PECO III Special Meeting—Manner of Submitted Proxy’’ beginning on page 46.
Q: Do any of PECO III’s executive officers or directors have interests in the merger that may differ from those of PECO III stockholders?
A: No director or executive officer of PECO III has any interest in the merger that is different from that of any other stockholder of PECO III, or has any other interest in the merger, other than because the person is a director, officer and/or stockholder of PECO. The members of the PECO III Special Committee and the PECO III Board were aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that PECO III stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement. For a description of these interests, see the section entitled “The Merger—Interests of PECO III’s Directors and Executive Officers in the Merger” beginning on page 64.
Q: Will my rights as a PECO III stockholder change as a result of the merger?
A: PECO III stockholders will have different rights following the effective time of the merger due to the differences between the governing documents of PECO and PECO III. For more information regarding the differences in stockholder rights, see “Comparison of Rights of PECO Stockholders and PECO III Stockholders” beginning on page 124.
Q: When is the merger expected to be completed?
A: PECO and PECO III expect to complete the merger as soon as reasonably practicable following satisfaction of all of the required conditions set forth in the merger agreement. If PECO III stockholders approve the merger and the PECO III charter amendment and if the other conditions to closing the merger are satisfied or waived, it is currently expected that the merger will be completed in the fourth quarter of 2019. However, there is no guarantee that the conditions to the merger will be satisfied or that the merger will close.
Q: If I am a PECO III stockholder and the merger is consummated, how will my receipt of PECO common stock in exchange for my PECO III common stock be recorded? Will I have to take any action in connection with the recording of such ownership of PECO common stock? Will such shares of PECO common stock be certificated or in book-entry form?
A: Pursuant to the merger agreement, as soon as practicable following the merger effective time, PECO will cause DST Systems, Inc., the transfer agent in connection with the merger, to record the issuance on the stock records of PECO of the amount of PECO common stock equal to the stock merger consideration which is issuable to each holder of PECO III common stock (including any fractional shares thereof) pursuant to the merger agreement. If the merger is consummated, you will not have to take any action in connection with the recording of your ownership of PECO common stock. Shares of PECO common stock issued as merger consideration to you will not be certificated and will be in book-entry form and will be recorded in the books and records of PECO.
Q: What do I need to do now?
A: After you have carefully read this proxy statement/prospectus, please respond by completing, signing and dating your proxy card or voting instruction card and returning it in the enclosed pre-addressed postage-paid envelope or, if available, by submitting your proxy by one of the other methods specified in your proxy card or voting instruction card as promptly as possible so that your shares of PECO III common stock will be represented and voted at the PECO III Special Meeting.
Please refer to your proxy card or voting instruction card forwarded by your broker or other nominee to see which voting options are available to you. The method by which you submit a proxy will in no way limit your right to vote at the PECO III Special Meeting if you later decide to participate in the meeting via live webcast. However, if your shares of PECO III common stock are held in the name of a broker or other nominee, you must obtain a legal proxy, executed in your favor, from your broker or other nominee, to be able to vote in person at the PECO III Special Meeting. Obtaining a legal proxy may take several days.
Q: How do I elect to receive additional shares of PECO common stock in lieu of the cash consideration?
A: A separate stock election form will be mailed to all PECO III stockholders of record as of the record date. If you prefer to receive shares of PECO common stock in lieu of the cash consideration based on PECO’s most recent EVPS of $11.10 you must complete the election form and return it in the pre-addressed postage-paid envelope included with the form. If we do not receive an election form from you prior to [●], 2019, you will receive the cash merger consideration in cash via the same method you receive cash distributions - via direct deposit to the account on file or check mailed to the address on file. If you wish to receive the cash portion of the merger consideration in cash, you do not need to return the election form.
Q: How will my proxy be voted?
A: All shares of PECO III common stock entitled to vote and represented by properly completed proxies received prior to the PECO III Special Meeting, and not revoked, will be voted at the PECO III Special Meeting as instructed on the proxies. If you properly sign, date and return a proxy card, but do not indicate how your shares of PECO III common stock should be voted on a matter, the shares of PECO III common stock represented by your proxy will be voted as the PECO III Board recommends. If your shares are held in street name through a broker or other nominee and you do not provide voting instructions to your broker or other nominee, your PECO III common stock will NOT be voted at the PECO III Special Meeting and may result in broker non-votes.
Q: Can I revoke my proxy or change my vote after I have delivered my proxy?
A: Yes. You may revoke your proxy or change your vote at any time before your proxy is voted at the PECO III Special Meeting. For information on how to revoke your proxy or change your vote, see ‘‘The PECO III Special Meeting—Revocation of Proxies or Voting Instructions’’ beginning on page 46.
Q: Will a proxy solicitor be used?
A: Yes. PECO III has contracted with Broadridge Financial Solutions, Inc. (“BFS”) to assist in the distribution of proxy materials and the solicitation of proxies. PECO, on behalf of PECO III, expects to pay BFS fees of approximately $58,000 to solicit proxies plus other fees and expenses for other services related to this proxy solicitation, including the review of proxy materials, dissemination of brokers’ search cards, distribution of proxy materials, operating online and telephone voting systems and receipt of executed proxies. PECO III will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to PECO III’s stockholders.
Q: Who can answer any other questions I have?
A: If PECO III stockholders have any questions about the merger or how to submit your proxy, or need additional copies of this proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact PECO III or BFS:

PECO III: Phillips Edison Grocery Center REIT III, Inc. Attention: Investor Relations 11501 Northlake Drive Cincinnati, Ohio 45249 (833) 347-5717	BFS: Broadridge Financial Solutions, Inc. 51 Mercedes Way Edgewood New York, NY 11717 (855) 835-8316

SUMMARY
The following summary highlights some of the information contained in this proxy statement/prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the merger agreement, the merger and the other transactions contemplated by the merger agreement, PECO and PECO III encourage you to read carefully this entire proxy statement/prospectus, including the attached Annexes and the other documents to which we have referred you because this section does not provide all the information that might be important to you with respect to the merger at the PECO III Special Meeting. See also the section entitled “Where You Can Find More Information” on page 129. We have included page references to direct you to a more complete description of the topics presented in this summary.
The Companies
Phillips Edison & Company, Inc. and Phillips Edison Grocery Center Operating Partnership I, L.P. (See page 35)
PECO is a public, internally managed, non-traded REIT that was formed as a Maryland corporation in October 2009 and elected to be taxed as a REIT for U.S. federal income tax purposes for the year ended December 31, 2010 and each year thereafter.
PECO focuses its investment strategy on well-occupied, grocery-anchored neighborhood and community shopping centers having a mix of creditworthy national and regional retailers selling necessity-based goods and services in diversified markets with growth potential throughout the United States. PECO also operates an investment management business with approximately $725 million of third-party assets under management as of June 30, 2019. PECO owns its interests in all of its properties and conducts substantially all of its business through PECO OP, a Delaware limited partnership formed in December 2009. The principal executive office of PECO and PECO OP is located at 11501 Northlake Drive, Cincinnati, Ohio 45249, and its telephone number is (513) 554-1110.
Phillips Edison Grocery Center REIT III, Inc. (See page 40)
PECO III is a public non-traded REIT that was formed as a Maryland corporation in April 2016 and elected to be taxed as a REIT for U.S. federal income tax purposes for the year ended December 31, 2017 and each year thereafter. PECO III is co-sponsored by PECO and Griffin and is externally managed by the advisor, an entity jointly owned by affiliates of PECO and Griffin.
Historically, PECO III has been externally advised and paid fees to its advisor under the advisory agreement. In connection with the merger, the advisory agreement will be terminated immediately prior to the closing of the merger.
PECO III invests primarily in well-occupied, grocery-anchored neighborhood and community shopping centers having a mix of creditworthy national and regional retailers selling necessity-based goods and services in strong demographic markets throughout the United States. PECO III owns its interests in all of its properties and conducts substantially all of its business through Phillips Edison Grocery Center Operating Partnership III, L.P., a Delaware limited partnership formed in October 2016. The principal executive office of PECO III is located at 11501 Northlake Drive, Cincinnati, Ohio 45249, and its telephone number is (513) 554-1110.
REIT Merger Sub, LLC (See page 44)
REIT Merger Sub, LLC is a limited liability company formed in Maryland on August 16, 2019. Pursuant to the terms of the merger agreement, Merger Sub will survive the merger as a wholly-owned subsidiary of PECO OP. Merger Sub’s principal executive office will be located at 11501 Northlake Drive, Cincinnati, Ohio 45249, and its telephone number is (513) 554-1110.

The Merger
The Merger Agreement (See page 106)
The PECO parties and PECO III have entered into the merger agreement attached as Annex A to this proxy statement/prospectus, which is incorporated herein by reference. PECO and PECO III encourage you to carefully read the merger agreement in its entirety because it is the principal document governing the merger and the other transactions contemplated by the merger agreement.
The merger agreement provides that the closing of the merger will take place at 10:00 a.m. Eastern Time on the first business day following the date on which the last of the conditions to closing of the merger has been satisfied or waived.
The Merger (See page 50)
Subject to the terms and conditions of the merger agreement, at the effective time of the merger, PECO III will merge with and into Merger Sub, with Merger Sub surviving the merger as the Surviving Entity, which will be a wholly owned subsidiary of PECO OP.

The Merger Consideration (See page 106)
At the effective time of the merger and by virtue of the merger, each outstanding share of PECO III common stock and each fraction thereof, will be canceled and converted into the right to receive merger consideration per share, as follows: (i) holders of PECO III Class A common stock will receive 0.6693 shares of PECO common stock and $0.0939 in cash per each share of Class A common stock they hold; (ii) holders of PECO III Class I common stock will receive 0.7436 shares of PECO common stock and $0.0941 in cash per each share of Class I common stock they hold; and (iii) holders of PECO III Class T common stock will receive 0.7749 shares of PECO common stock and $0.0989 in cash per each share of Class T common stock they hold. All stockholders will have the ability to receive additional shares of PECO common stock in lieu of the cash portion of the merger consideration, based on PECO’s most recent EVPS of $11.10.
Commitments of PECO III’s Advisor and Co-Sponsors
PECO and Griffin, in their roles as co-sponsors and co-advisors to PECO III, have built a meaningful relationship with the PECO III stockholders and their financial advisors and are prepared to invest in their collective brands and reputations amongst the retail investor community. Accordingly, it was important to PECO and Griffin that the merger consideration included:

•
Distribution Yield Support: The cash portion of the merger consideration of $0.0941 per share of PECO III common stock will provide PECO III stockholders, on average, when combined with the current PECO annualized distribution of $0.67 per share, the equivalent of a 5.5% distribution rate on their original PECO III investment for two years following the close of the merger, assuming the current PECO annualized distribution rate remains consistent.

•
Differing Stockholder Class Merger Consideration: The merger consideration offered by PECO in the transaction to Class I and Class T stockholders is higher than Class A stockholders to account for the fact that Class I and Class T stockholders most recently invested, paid a higher average purchase price per share, and received fewer distributions than Class A stockholders.

•
Valuation Support: The average merger consideration of $7.59 per share to be received by PECO III stockholders represents a significant premium over PECO’s estimated net asset value per share of PECO III common stock to take into account the following commitments of the advisor and co-sponsors:

◦	effectively waiving the reimbursement of all organization or offering expenses incurred in PECO III’s private and public offerings that are currently owed to the advisor,

◦	effectively waiving or crediting all asset management fees and acquisition fees and expenses owed or paid to the advisor by PECO III since its inception,

◦	waiving all disposition fees that would be owed to the advisor in connection with the merger,

◦	paying all of PECO III’s merger transaction expenses,

◦	a cash contribution from PECO of $3.9 million, and

◦	a cash contribution from Griffin of $2.8 million.
Recommendation of the PECO III Board of Directors (See page 55)
On September 3, 2019, after careful consideration, the PECO III Board (with the unanimous vote of the independent directors), based on the unanimous recommendation of the PECO III Special Committee, (i) determined that the merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of PECO III and its stockholders and (ii) authorized and approved the merger and the other transactions contemplated by the merger agreement and authorized, approved and adopted the merger agreement. Certain factors considered by the PECO III Special Committee and the PECO III Board in reaching their decisions to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement can be found in the section entitled “The Merger—Recommendation of the PECO III Board of Directors and Its Reasons for the Merger” beginning on page 55.
The PECO III Board (with the unanimous vote of the independent directors), based on the unanimous recommendation of the PECO III Special Committee, recommends that the PECO III stockholders vote (i) FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, (ii) FOR the proposal to approve the PECO III charter amendment, and (iii) FOR the proposal to approve one or more adjournments of the PECO III Special Meeting to another date, time or place, if necessary or appropriate, as determined by the Chair of the PECO III Special Meeting, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement or the proposal to approve the PECO III charter amendment.
Interests of PECO’s and PECO III’s Directors and Executive Officers in the Merger (See page 64)
PECO’s directors, executive officers, and their affiliates own approximately 3.1% of the outstanding shares of PECO III common stock that may be voted on the merger. Affiliates of PECO, excluding its directors and executive officers, own approximately 1.4% of the outstanding shares of PECO III common stock that may be voted on the merger.

PECO III’s directors, executive officers, and their affiliates collectively own approximately 2.9% of the outstanding shares of PECO III common stock that may be voted on the merger.
Directors and Executive Officers of the Combined Company (See page 65)
The board of directors and executive officers of PECO immediately prior to the effective time of the merger will continue to serve as the board of directors and executive officers of the Combined Company, with Jeffrey S. Edison continuing to serve as the Chairman of the PECO Board and Chief Executive Officer of the Combined Company. For more information on PECO’s directors and executive officers, see “The Merger—Directors and Executive Officers of the Combined Company After the Merger” beginning on page 65.
Summary of Risks Related to the Merger (See page 15)
You should consider carefully the risk factors described below together with all of the other information included in this proxy statement/prospectus before deciding how to vote. The risks related to the merger and the other transactions contemplated by the merger agreement are described under the section “Risk Factors—Risks Related to the Merger.” Certain of the risks related to the merger and the other transactions contemplated by the merger agreement, include, amongst others, the following:

•
PECO III stockholders will collectively own a small percentage of the stock of the Combined Company after the merger and, consequently, will have less influence over the management and policies of the Combined Company after the merger than they currently exercise over the management and policies of PECO III;

•
completion of the merger is subject to many conditions and if these conditions are not satisfied or waived, the merger will not be completed, which could negatively affect the future business and financial results of PECO III;

•	the pendency of the merger could adversely affect the business and operations of PECO III;

•
the merger agreement contains provisions that could discourage a potential competing acquirer of PECO III from proposing an alternative transaction that may be more advantageous to PECO III’s stockholders or could result in a competing acquisition proposal being at a lower price than it might otherwise be;

•	if the merger is not consummated by the Outside Date, either PECO or PECO III may terminate the merger agreement; and

•
if and when the Combined Company completes a liquidity event, the market value ascribed to the shares of common stock of the Combined Company upon the liquidity event may be significantly lower than the estimated net asset value per share of PECO and PECO III considered by the PECO III Special Committee and the PECO III Board in approving and recommending the merger.

The PECO III Special Meeting (See page 45)
The special meeting of the PECO III stockholders will be held at [●] Eastern Time on [●], 2019 via live webcast at www.virtualshareholdermeeting.com/PER2019SM.
At the PECO III Special Meeting, the PECO III stockholders will be asked to consider and vote upon the following matters:

1.	a proposal to approve the merger and the other transactions contemplated by the merger agreement;

2.	a proposal to approve the PECO III charter amendment;

3.
a proposal to approve one or more adjournments of the PECO III Special Meeting to another date, time or place, if necessary or appropriate, as determined by the Chair of the PECO III Special Meeting, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement and/or the proposal to approve the PECO III charter amendment; and

4.	such other business as may properly come before the meeting and any adjournment or postponement thereof.
Approval of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of a majority of all of the votes entitled to be cast on such proposal.
Approval of the proposal to approve the PECO III charter amendment requires the affirmative vote of a majority of all of the votes entitled to be cast on such proposal.
Approval of the proposal to approve one or more adjournments of the PECO III Special Meeting to another date, time or place, if necessary or appropriate, as determined by the Chair of the PECO III Special Meeting, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of a majority of all of the votes cast on such proposal.
At the close of business on the record date, directors and executive officers of PECO III and their affiliates were entitled to vote [●] shares of PECO III common stock, or [●]% of the shares of PECO III common stock issued and outstanding on that date and affiliates of PECO were entitled to vote [●] shares of PECO III common stock, or [●]% of the shares of PECO III common stock issued and outstanding on that date. PECO III currently expects that all PECO III directors and executive officers will vote their shares of PECO III common stock in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement and the proposal to amend the charter as well as the other proposals to be considered at the PECO III Special Meeting, although none of them is contractually obligated to do so.
YOUR VOTE AS A PECO III STOCKHOLDER IS VERY IMPORTANT. Accordingly, please sign and return the enclosed proxy card whether or not you plan to participate in the PECO III Special Meeting via live webcast.
Opinion of the PECO III Special Committee’s Financial Advisor (See page 57)
In connection with the merger, Duff & Phelps, LLC (“Duff & Phelps”) delivered a written opinion, dated September 3, 2019 (the “Opinion”), to the PECO III Special Committee that, based upon and subject to the assumptions, qualifications and limiting conditions set forth in its Opinion, as of such date, the merger consideration to be received by the holders of the Class A common stock, the Class T common stock and the Class I common stock from PECO in the merger was fair from a financial point of view to the holders of each such class of PECO III common stock (without giving effect to any impact of the merger on any particular stockholder other than in its capacity as a stockholder). The full text of Duff & Phelps’ Opinion, which sets forth, among other things, the assumptions made, certain matters considered, and limitations on the review undertaken in connection with the Opinion, is attached as Annex E to this proxy statement/prospectus and is incorporated herein by reference.
Duff & Phelps provided the Opinion solely for the use and benefit of the PECO III Special Committee in connection with its consideration of the merger. The Opinion (i) did not address the merits of the underlying business decision to enter into the merger versus any alternative strategy or transaction; (ii) did not address any transaction related to the merger; (iii) was not a recommendation as to how the PECO III Special Committee, the PECO III Board or any stockholder should vote or act with respect to any matters relating to the merger, or whether to proceed with the merger, any related transaction or any alternative strategy or transaction; (iv) did not address the fairness of the merger consideration to the stockholders of any class of PECO III’s stock relative to the fairness of the merger consideration to the stockholders of any other class of PECO III common stock, and only addresses the fairness of the merger consideration to the stockholders of each class of PECO III common stock on an absolute basis as to that particular class; and (v) did not indicate that the merger consideration is the best possibly attainable under any circumstances; instead, it merely states whether the merger consideration is within or above a range implied by certain financial analyses. The decision as to whether to proceed with the merger, any related transaction or any alternative strategy or transaction may depend on an assessment of factors unrelated to the financial analysis on which the Opinion is based. For more information, see “The Merger—Opinion of the PECO III Special Committee’s Financial Advisor” beginning on page 57.
Dissenters’ and Appraisal Rights in the Merger (See page 108)
No dissenters’ or appraisal rights or rights of objecting stockholders will be available with respect to the merger or the other transactions contemplated by the merger agreement.
Conditions to Completion of the Merger (See page 116)
A number of conditions must be satisfied or waived, where legally permissible, before the merger can be consummated. These include, among others:

•	approval by PECO III stockholders of the merger and the other transactions contemplated by the merger agreement, including the PECO III charter amendment;

•
declaration of effectiveness of the Form S-4 registration statement, of which this proxy statement/prospectus is a part, and the absence of any stop order suspending the effectiveness of such Form S-4 and any threat by the SEC to do so, or any commencement or threat of any proceeding to that effect; and

•	truth and accuracy of the representations and warranties of each party made in the merger agreement as of the closing, subject to certain materiality standards.
Neither PECO nor PECO III can give any assurance as to when or if all of the conditions to the consummation of the merger will be satisfied or waived or that the merger will occur.
See ‘‘The Merger Agreement—Conditions to Completion of the Merger’’ beginning on page 116 for more information.
Regulatory Approvals Required for the Merger (See page 85)
PECO and PECO III are not aware of any material federal or state regulatory requirements that must be complied with, or regulatory approvals that must be obtained, in connection with the merger or the other transactions contemplated by the merger agreement.

No Solicitation and Change in Recommendation with Competing Proposal (See page 110)
Under the merger agreement, PECO III has agreed not to, and to cause its subsidiaries not to, directly or indirectly: (i) solicit, initiate or knowingly facilitate, encourage or assist any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal (as defined in the merger agreement); (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding any proposal or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal, or furnish to any other person or entity information or afford to any other person or entity access to the business, properties, assets or personnel of the acquired companies, in each case, in connection with, or for the purpose of knowingly encouraging, facilitating or assisting, a Competing Proposal; (iii) enter into any contract (including any letter of intent or agreement in principle) with respect to a Competing Proposal; (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement or any takeover statute (provided that, notwithstanding anything contained in the merger agreement to the contrary, PECO III may waive any provision that prohibits a confidential proposal being made to the PECO III Special Committee or the PECO III Board); or (v) otherwise knowingly facilitate any effort or attempt to make a Competing Proposal.
However, prior to the approval of the merger by the PECO III stockholders, PECO III may, under certain specified circumstances, engage in discussions or negotiations with and provide non-public information regarding itself to a third party making an unsolicited, written Competing Proposal. Under the merger agreement, PECO III is required to notify PECO promptly if it receives any inquiry or any request for negotiation regarding a Competing Proposal and must provide to PECO a copy of any Competing Proposal (including a copy of any acquisition agreement and any related transaction documents and financing commitments, if any) and a written summary of any other material terms of any Competing Proposal not made in writing.
Before the approval of the merger by the stockholders of PECO III, the PECO III Board may, under certain specified circumstances, withdraw its recommendation of the merger and terminate the merger agreement to enter into an alternative acquisition agreement with respect to a Superior Proposal if the PECO III Special Committee and the PECO III Board determine in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law.
For more information regarding the limitations on PECO III, the PECO III Board and the PECO III Special Committee to consider other proposals, see “The Merger Agreement—Covenants and Agreements—No Solicitation and Change in Recommendation with Competing Proposal” beginning on page 110.
Termination of the Merger Agreement (See page 118)
The merger agreement may be terminated at any time by the mutual consent of the PECO parties and PECO III in a written instrument, even after receipt of the PECO III merger approval.
In addition, the merger agreement may also be terminated prior to the effective time of the merger by either PECO or PECO III under the following conditions, each subject to certain exceptions:

•
there has been a breach by the other party of any representation, warranty, agreement, covenant, or other obligation set forth in the merger agreement, which causes a condition of the merger agreement not to be satisfied (and such breach is not curable prior to the Outside Date or, if curable, not cured within the required timeline) (provided that the terminating party is not then in material breach of any representation, warranty, agreement, covenant, or other obligation set forth in the merger agreement);

•	the merger is not consummated by the Outside Date;

•
a governmental entity has issued a final, non-appealable judgment permanently restraining, enjoining or otherwise prohibiting the consummation of the merger or the other transactions contemplated by the merger agreement; or

•	the holders of PECO III common stock do not approve the PECO III charter amendment or the merger and the other transactions contemplated by the merger agreement.
The merger agreement may also be terminated by PECO if, prior to the PECO III merger approval by the PECO III stockholders, the PECO III Board:

•
fails to recommend to the PECO III stockholders that they approve the merger (the “PECO III Board recommendation”) or fails to include the PECO III Board recommendation in this proxy statement/prospectus;

•	changes, qualifies, withholds, withdraws or modifies, or publicly proposes to change, qualify, withhold, withdraw or, in a manner adverse to PECO, modify, the PECO III Board recommendation;

•	takes any formal action or makes any recommendation, public statement or other disclosure in connection with a tender offer or exchange offer other than as provided in the merger agreement;

•	adopts, approves or recommends, or publicly proposes to approve or recommend to the PECO III stockholders a Competing Proposal; or

•
fails to make or reaffirm the PECO III Board recommendation within five business days following PECO III’s written request to do so following PECO III’s or its representatives’ receipt of a Competing Proposal or any material change thereto.

For more information regarding the rights of PECO and PECO III to terminate the merger agreement, see ‘‘The Merger Agreement—Termination of the Merger Agreement’’ beginning on page 118.
Payment of Expenses (See page 120)
Generally, all fees and expenses incurred in connection with the merger and the other transactions contemplated by the merger agreement will be paid by PECO. However, upon termination of the merger agreement in certain circumstances, the merger agreement provides for PECO III to pay all of its own expenses and to reimburse PECO for up to $900,000 of PECO’s transaction expenses.
See “The Merger Agreement—Miscellaneous Provisions—Payment of Expenses” on page 118 for more information.
Material U.S. Federal Income Tax Considerations of the Merger (See page 85)
The receipt of the merger consideration for each share of PECO III common stock pursuant to the merger agreement will be a taxable transaction for U.S. federal income tax purposes. Generally, for U.S. federal income tax purposes, PECO III stockholders will recognize gain or loss as a result of the merger measured by the difference, if any, between the fair market value of merger consideration received and the stockholder’s adjusted tax basis in their PECO III common stock. Tax matters can be complicated and the tax consequences of the merger to PECO III stockholders will depend on their particular tax situations.
For further discussion of certain U.S. federal income tax consequences of the merger and the ownership and disposition of PECO’s common stock, see ‘‘The Merger—U.S. Federal Income Tax Considerations’’ beginning on page 85.
Holders of shares of PECO III common stock should consult their tax advisors to determine the tax consequences to them (including the application and effect of any state, local or non-U.S. income and other tax laws) of the merger and the ownership and disposition of PECO’s common stock.
Accounting Treatment of the Merger (See page 106)
PECO prepares its financial statements in accordance with U.S. generally accepted accounting principles, which we refer to herein as GAAP. The merger will be treated as an asset acquisition under GAAP. See ‘‘The Merger—Accounting Treatment’’ beginning on page 106 for more information.
Comparison of Rights of PECO Stockholders and PECO III Stockholders (See page 124)
The rights of PECO III stockholders are currently governed by and subject to the provisions of the Maryland General Corporation Law (the ‘‘MGCL’’), and the charter and bylaws of PECO III. Upon consummation of the merger, the rights of the former PECO III stockholders who receive shares of PECO common stock in the merger will continue to be governed by the MGCL and will be governed by the PECO charter and bylaws, rather than the charter and bylaws of PECO III. PECO’s charter and bylaws contain provisions different from PECO III’s charter and bylaws in various ways.
For a summary of certain differences between the rights of PECO stockholders and PECO III stockholders, see ‘‘Comparison of Rights of PECO Stockholders and PECO III Stockholders’’ beginning on page 124.
Selected Historical Financial Information of PECO (See page F-2)
Presented below is the selected historical consolidated financial data of PECO as of and for the periods indicated. The selected historical consolidated financial data of PECO for each of the fiscal years ended December 31, 2018, 2017, 2016, 2015, and 2014, has been derived from PECO’s historical audited consolidated financial statements. We have included in this proxy statement/prospectus PECO’s historical audited consolidated financial statements for the year ended December 31, 2018, beginning on page F-2. The selected historical financial information for the six months ended June 30, 2019, has been derived from PECO’s unaudited interim consolidated financial statements, which are included in this proxy statement/prospectus beginning on page F-46.
You should read the historical financial information together with the financial statements included in this proxy statement/prospectus and their accompanying notes beginning on page F-8 and PECO management’s discussion and analysis of operations and financial condition of PECO attached to this proxy statement/prospectus as Annex C.

	As of and for the six months ended June 30,	As of and for the years ended December 31,
(in thousands, except per share amounts)	2019	2018(1)	2017(1)	2016	2015	2014
Balance Sheet Data:(2)
Investment in real estate assets at cost	$5,364,662	$5,380,344	$3,751,927	$2,584,005	$2,350,033	$2,201,235
Cash and cash equivalents	17,772	16,791	5,716	8,224	40,680	15,649
Total assets	4,976,453	5,163,477	3,526,082	2,380,188	2,226,248	2,141,196
Debt obligations, net	2,423,405	2,438,826	1,806,998	1,056,156	845,515	640,889
Operating Data:
Total revenues	$265,350	$430,392	$311,543	$257,730	$242,099	$188,215
Property operating expenses	(43,799)	(77,209)	(53,824)	(41,890)	(38,399)	(32,919)
Real estate tax expenses	(35,278)	(55,335)	(43,456)	(36,627)	(35,285)	(25,262)
General and administrative expenses(3)	(26,750)	(50,412)	(36,348)	(31,804)	(15,829)	(8,632)
Interest expense, net	(50,842)	(72,642)	(45,661)	(32,458)	(32,390)	(20,360)
Net (loss) income	(47,960)	46,975	(41,718)	9,043	13,561	(22,635)
Net (loss) income attributable to
stockholders	(41,765)	39,138	(38,391)	8,932	13,360	(22,635)
Cash Flow Data:
Cash flows provided by operating
activities	$100,069	$153,291	$108,861	$103,076	$106,073	$75,671
Cash flows used in investing activities(4)	(26,987)	(258,867)	(640,742)	(191,328)	(110,744)	(718,828)
Cash flows (used in) provided by
financing activities	(104,830)	162,435	509,380	90,685	29,732	195,500
Per Share Data:
Net (loss) income per share-basic
and diluted	$(0.15)	$0.20	$(0.21)	$0.05	$0.07	$(0.13)
Common stock distributions declared	0.34	0.67	0.67	0.67	0.67	0.67

(1)	Includes the impact of the acquisition of assets from Phillips Edison Limited Partnership in October 2017 and the merger with Phillips Edison Grocery Center REIT II, Inc. in November 2018.

(2)
Certain prior period balance sheet amounts have been restated to conform with PECO’s adoption in 2016 of Accounting Standards Update (‘‘ASU’’) 2015-03, Simplifying the Presentation of Debt Issuance Costs.

(3)	Certain prior period amounts have been reclassified to conform with current year presentation.

(4)	Certain prior period cash flows used in investing activities amounts have been restated to conform with PECO’s adoption in 2018 of ASU 2016-18, Statement of Cash Flows (Topic 230).
Selected Historical Financial Information of PECO III
Selected historical financial information of PECO III has been omitted as permitted under rules applicable to smaller reporting companies.
Unaudited Comparative Per Share Information (See page F-2)
The following table sets forth for the year ended December 31, 2018, and the six months ended June 30, 2019, selected per share information for PECO and PECO III common stock on a historical basis and for the Combined Company on a pro forma basis after giving effect to the merger accounted for as an asset acquisition. The information in the table is unaudited. You should read the tables below together with the historical consolidated financial statements and related notes of PECO and PECO III, which are included in this proxy statement/prospectus beginning on page F-2 and F-73, respectively.
The pro forma Combined Company net earnings per share for the six months ended June 30, 2019, and the year ended December 31, 2018, include the combined net earnings attributable to the common stockholders of PECO and PECO III on a pro forma basis as if the transaction was consummated on January 1, 2018, and, with respect to net asset value per share of common stock, on June 30, 2019.
The PECO pro forma combined per share data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated on January 1, 2018 (the beginning of the earliest period presented), nor is it necessarily indicative of future operating results or financial position. The pro forma adjustments are estimates based upon information and assumptions available at the time of the filing of this proxy statement/prospectus.

The PECO III pro forma equivalent information shows the effect of the mergers from the perspective of an owner of PECO III common stock and the information was computed by multiplying the PECO pro forma combined information by the average exchange ratio of 0.6756.

	PECO		PECO III
	Historical	Pro Forma Combined	Historical		Pro Forma Combined
For the year ended December 31, 2018
Net income (loss) per share-basic and diluted	$0.20	$0.19	$(0.20)		$0.13
Common stock distributions declared	0.67	0.67	0.60		0.45
For the six months ended June 30, 2019
Net loss per share-basic and diluted	$(0.15)	$(0.15)	$(0.15)		$(0.10)
Common stock distributions declared	0.34	0.34	0.30		0.23
As of June 30, 2019
Estimated net asset value per share	$11.10	$11.10	$6.54	(1)	$7.50

(1)	Represents the mid-point of the EVPS range of PECO III common stock on an aggregate basis, as determined by the PECO III Special Committee based on the advice of its financial advisor.
Comparative PECO and PECO III Distribution Information
PECO’s Market Price and Distribution Data
There is no established public trading market for shares of PECO common stock. At the close of business on [●], 2019, there were approximately [●] holders of record of shares of PECO common stock. The following table sets forth the distributions declared on PECO common stock for the first and second quarters of 2019 and for the 2018 and 2017 fiscal years, which correspond to PECO’s respective quarterly fiscal periods for financial reporting purposes.

	Distributions Declared Per Share	Annualized Rate (1)	Amount per $1,000 Invested(1)
2019
Second Quarter	$0.1675	6.70%	$16.75
First Quarter	$0.1675	6.70%	$16.75
2018
Fourth Quarter	$0.1675	6.70%	$16.75
Third Quarter	$0.1675	6.70%	$16.75
Second Quarter	$0.1675	6.70%	$16.75
First Quarter	$0.1675	6.70%	$16.75
2017
Fourth Quarter	$0.1675	6.70%	$16.75
Third Quarter	$0.1675	6.70%	$16.75
Second Quarter	$0.1675	6.70%	$16.75
First Quarter	$0.1675	6.70%	$16.75

(1)	At $10.00 per share initial investment.
PECO III’s Market Price and Distribution Data
There is no established public trading market for shares of PECO III common stock. At the close of business on [●], 2019, the record date for the PECO III Special Meeting, there were approximately [●] holders of record of shares of PECO III common stock. The following table sets forth the distributions declared on PECO III common stock for the first and second quarters of 2019 and for the 2018 and 2017 fiscal years, which correspond to PECO III’s respective quarterly fiscal periods for financial reporting purposes. On September 3, 2019, in connection with the execution of the merger agreement, the PECO III Board, upon the recommendation of the PECO III Special Committee, declared a reduced distribution for each of September and October 2019 to all PECO III stockholders of record at the close of business on September 16, 2019 and October 15, 2019, respectively, equal to $0.0085 per share, payable on or about October 1, 2019 and November 1, 2019, respectively.

	Distributions Declared Per Share (1)	Annualized Rate(2)	Amount per $1,000 Invested(2)
2019
September	$0.0085	1.02%	$0.85
July through August	$0.10	6.00%	$10.00
Second Quarter	$0.15	6.00%	$15.00
First Quarter	$0.15	6.00%	$15.00
2018
Fourth Quarter	$0.15	6.00%	$15.00
Third Quarter	$0.15	6.00%	$15.00
Second Quarter	$0.15	6.00%	$15.00
First Quarter	$0.15	6.00%	$15.00
2017
Fourth Quarter	$0.15	6.00%	$15.00
Third Quarter	$0.15	6.00%	$15.00
Second Quarter	$0.15	6.00%	$15.00
First Quarter	$0.15	6.00%	$15.00

(1)	Based on a daily rate of $0.00164384, rounded to the nearest hundredth.

(2)	At $10.00 per share initial investment.
If PECO continues to pay quarterly cash distributions at the rate of $0.1675 per share, after giving effect to the Class A stock exchange ratio of 0.6693, this distribution, from the perspective of a holder of PECO III Class A common stock, would be approximately $0.0821 more than the $0.0255 per share quarterly equivalent based upon PECO III’s most recent distribution declared for September 2019; after giving effect to the Class I stock exchange ratio of 0.7436, this distribution, from the perspective of a holder of PECO III Class I common stock, would be approximately $0.0946 more than the $0.0255 per share quarterly equivalent based upon PECO III’s most recent distribution declared for September 2019; and after giving effect to the Class T stock exchange ratio of 0.7749, this distribution, from the perspective of a holder of PECO III Class T common stock, would be approximately $0.0998 more than the $0.0255 per share quarterly equivalent based upon PECO III’s most recent distribution declared for September and October 2019.
PECO Equity Compensation Plan Information
The following table provides information as of December 31, 2018, regarding shares of PECO common stock that may be issued under PECO’s equity compensation plans, consisting of the Amended and Restated 2010 Long-Term Incentive Plan (the ‘‘2010 PECO LTIP Plan’’) and the Amended and Restated 2010 Independent Director Stock Plan (the “2010 PECO Director Plan”):

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))(1)(2) (c)
Equity compensation plans approved by security holders	1,007,000	$—	7,190,000
Equity compensation plans not approved by security holders	—	—	—
Total / weighted average	1,007,000	$—	7,190,000

(1)
Includes 1 million phantom stock units, which will not vest in shares of stock but rather are paid in cash upon vesting. They are included in this table as they currently reduce the number of securities available for future issuance under the 2010 PECO LTIP Plan; however, they will be added back into the pool of securities available for future issuance under the 2010 PECO LTIP Plan upon vesting or forfeiture.

(2)
As of December 31, 2018, there were 7.0 million shares of PECO common stock available for grants under the 2010 PECO LTIP Plan and 0.2 million shares of PECO common stock available for grants under the 2010 PECO Director Plan.

RISK FACTORS
In addition to the other information included in this proxy statement/prospectus, including the matters addressed in the section entitled ‘‘Cautionary Statement Concerning Forward-Looking Statements,’’ you should carefully consider the following risks before deciding how to vote your shares of common stock of PECO III. In addition, you should read and consider the risks associated with each of the businesses of PECO and PECO III because these risks will also affect the Combined Company. These risks can be found in the respective Annual Reports on Form 10-K for the year ended December 31, 2018 and subsequent Quarterly Reports on Form 10-Q of PECO and PECO III. You should also read and consider the other information in this proxy statement/prospectus, including the Annexes. See ‘‘Where You Can Find More Information’’ on page 129.
Risks Related to the Merger
The exchange ratio will not be adjusted, other than as expressly contemplated in the merger agreement.
At the effective time of the merger and by virtue of the merger, each outstanding share of PECO III common stock and each fraction thereof, will be canceled and converted into the right to receive merger consideration per share, as follows: (i) holders of PECO III Class A common stock will receive 0.6693 shares of PECO common stock and $0.0939 in cash per each share of Class A common stock they hold; (ii) holders of PECO III Class I common stock will receive 0.7436 shares of PECO common stock and $0.0941 in cash per each share of Class I common stock they hold; and (iii) holders of PECO III Class T common stock will receive 0.7749 shares of PECO common stock and $0.0989 in cash per each share of Class T common stock they hold. All stockholders will have the ability to receive additional shares of PECO common stock in lieu of the cash portion of the merger consideration. The most recent estimated net asset value per share of PECO common stock is $11.10 per share.
Except as expressly contemplated in the merger agreement, no change in the applicable exchange ratio will be made for any reason, including the following:

•	changes in the respective businesses, operations, assets, liabilities and prospects of PECO and PECO III;

•	changes in the estimated value per share of either the shares of PECO common stock or PECO III common stock;

•	interest rates, general market and economic conditions and other factors generally affecting the businesses of PECO and PECO III;

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which PECO and PECO III operate; and

•	other factors beyond the control of PECO and PECO III, including those described or referred to elsewhere in this ‘‘Risk Factors’’ section.
PECO III stockholders’ influence will be diluted by the merger.
The merger will result in PECO III stockholders having an ownership stake in the Combined Company that is substantially smaller than their current stake in PECO III. Upon completion of the merger, we estimate that former PECO III stockholders will own approximately 1.36% of the issued and outstanding shares of the Combined Company on a fully diluted basis (determined as if each PECO OP unit were exchanged for one share of PECO common stock). Consequently, PECO III stockholders, as a general matter, will have substantially less influence over the management and policies of the Combined Company after the effective time of the merger than they currently exercise over the management and policies of PECO III.
Completion of the merger is subject to many conditions and if these conditions are not satisfied or waived, the merger will not be completed.
The merger agreement is subject to many conditions which must be satisfied or waived in order to complete the merger. The mutual conditions of the parties include, among others: (i) the approval by the PECO III stockholders of the merger; (ii) the approval by PECO III stockholders of the PECO III charter amendment and the merger; (iii) the absence of any law, order or injunction that would prohibit, restrain, enjoin or make illegal the consummation of the merger or any judgment, order, decree, award, ruling, decision, verdict, subpoena, injunction or settlement entered, issued, made or rendered by, or any consent agreement, memorandum of understanding or other contract with, any governmental entity (whether temporary, preliminary or permanent) of a court of competent jurisdiction in effect preventing, restraining or enjoining the consummation of the merger; and (iv) the effectiveness of the registration statement on Form S-4 to be filed by PECO for purposes of registering the PECO common stock to be issued in connection with the merger. In addition, each party’s obligation to consummate the merger is subject to certain other conditions, including, among others: (a) the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers and other customary exceptions); (b) the other party’s compliance with its covenants and agreements contained in the merger agreement (subject to customary materiality qualifiers); (c) the absence of any change, event, circumstance or development arising during the period from the date of the merger agreement until the effective time of the merger that has had or is reasonably likely to have a material adverse effect on the other party; and (d) the receipt by PECO III of an opinion of counsel of PECO to the effect that PECO has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see ‘‘The Merger Agreement—Conditions to Completion of the Merger’’ beginning on page 116.
There can be no assurance that the conditions to closing of the merger will be satisfied or waived or that the merger will be completed. Failure to consummate the merger may adversely affect PECO III’s results of operations and business prospects and may divert the attention of certain management and other key employees of PECO III from ongoing business activities, including the pursuit of other opportunities that could be beneficial to PECO III. In addition, PECO or PECO III may terminate the merger agreement under certain circumstances, including, among other reasons, if the merger is not completed by the Outside Date. See ‘‘The Merger Agreement—Termination of the Merger Agreement’’ beginning on page 118.
The pendency of the merger could adversely affect the business and operations of PECO III.
Prior to the effective time of the merger, some customers, prospective customers or vendors of PECO III may delay or defer decisions, which could negatively affect the revenues, earnings, cash flows and expenses of PECO III, regardless of whether the merger is completed. In addition, due to operating restrictions in the merger agreement, PECO III may be unable, during the pendency of the merger, to pursue strategic transactions, undertake significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions, even if such actions would prove beneficial.
The merger agreement contains provisions that could discourage a potential competing acquirer of PECO III or could result in a competing acquisition proposal being at a lower price than it might otherwise be.
The merger agreement contains provisions that, subject to limited exceptions necessary to comply with the duties of the PECO III Board and the PECO III Special Committee, restrict the ability of PECO III to solicit, initiate or knowingly facilitate any third party proposals to acquire beneficial ownership of at least 20% of the assets of, equity interest in, or businesses of, PECO III. Prior to receiving PECO III merger approval, PECO III may negotiate with a third party after receiving an unsolicited written proposal if the PECO III Board determines in good faith that the unsolicited proposal would reasonably be likely to result in a transaction that is more favorable to the PECO III stockholders from a financial point of view than the merger. Once a third party proposal is received, PECO III must notify PECO within 48 hours following receipt of the proposal and keep PECO informed of the status and terms of the proposal and associated negotiations. In response to such a proposal, PECO III may, under certain circumstances, withdraw or modify its recommendation to PECO III stockholders with respect to the merger, and enter into an agreement to consummate a competing transaction with a third party, if each of the PECO III Board and the PECO III Special Committee determines in good faith that the competing proposal is more favorable to PECO III stockholders from a financial point of view and that failure to take such action would be inconsistent with its duties under applicable law, in which case PECO III would be required to reimburse PECO’s transaction expenses up to $900,000 and to pay all of its own transaction expenses. See ‘‘The Merger Agreement—Covenants and Agreements—No Solicitation and Change in Recommendation with Competing Proposal’’ beginning on page 110 and ‘‘The Merger Agreement—Miscellaneous Provisions—Payment of Expenses’’ beginning on page 118.
These provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of PECO III from considering or proposing such an acquisition, even if the potential competing acquirer was prepared to pay consideration with a higher per share value than the value proposed to be received or realized in the merger, or might result in a potential competing acquirer proposing to pay a lower per share value than it might otherwise have proposed to pay because of the added expense that may become payable in certain circumstances under the merger agreement.
The most recent estimated net asset value per share of PECO common stock used to determine the amount of PECO common stock received by stockholders electing to receive PECO common stock in lieu of the cash portion of the merger consideration may not reflect the fair value of PECO common stock.
The most recent EVPS of PECO common stock of $11.10, which will be used to determine the amount of PECO common stock received by PECO III stockholders electing to receive PECO common stock in lieu of the cash portion of the merger consideration, may not reflect the fair value of PECO common stock. See the risk factor below entitled “PECO uses an estimated value of shares of PECO common stock that is based on a number of assumptions that may not be accurate or complete and is also subject to a number of limitations.” In addition, this EVPS is as of March 31, 2019, has not been updated for developments since then, and does not reflect any dilutive impacts of the proposed merger transaction.

Risks Related to the Combined Company Following the Merger
After the merger is completed, PECO III stockholders who receive shares of PECO common stock in the merger will have different rights that may be less favorable than their current rights as PECO III stockholders.
After the closing of the merger, PECO III stockholders who receive shares of PECO common stock in the merger will have different rights than they currently have as PECO III stockholders. For a detailed discussion of the significant differences between the current rights as a stockholder of PECO III and the rights as a stockholder of the Combined Company following the merger, see “Comparison of Rights of the PECO Stockholders and the PECO III Stockholders” beginning on page 124.
If and when the Combined Company completes a liquidity event, the market value ascribed to the shares of common stock of the Combined Company upon the liquidity event may be significantly lower than the estimated net asset value per share of PECO and PECO III considered by the PECO III Board in approving and recommending the merger.
In approving and recommending the merger, the PECO III Board and the PECO III Special Committee considered the most recent estimated value per share of PECO and PECO III as determined by the PECO Board and the PECO III Special Committee, respectively, with the assistance of their respective third party advisors. The estimated value per share of PECO, which will be the surviving company in the merger, will not be updated in connection with the consummation of the merger. In the event that the Combined Company completes a liquidity event after consummation of the merger, such as a listing of its shares on a national securities exchange, a merger in which stockholders of the Combined Company receive securities that are listed on a national securities exchange, or a sale of the Combined Company for cash, the market value of the shares of the Combined Company upon consummation of such liquidity event may be significantly lower than the current estimated values considered by the PECO Board, the PECO III Board and the PECO III Special Committee and the estimated value per share of PECO that may be reflected on the account statements of stockholders of the Combined Company after consummation of the merger. For example, if the shares of the Combined Company are listed on a national securities exchange at some point after the consummation of the merger, the trading price of the shares may be significantly lower than the current PECO estimated value per share of $11.10.
The Combined Company cannot assure you that it will be able to continue paying distributions at or above the rates currently paid by PECO.
The stockholders of the Combined Company may not receive distributions following the merger at the same rate that PECO stockholders currently receive distributions for various reasons, including the following:

•	the Combined Company may not have enough cash to pay such distributions due to changes in the Combined Company’s cash requirements, capital spending plans, cash flow or financial position;

•
decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the Combined Company’s board of directors, which reserves the right to change PECO’s current distribution practices at any time and for any reason;

•	the Combined Company may desire to retain cash to maintain or improve its credit ratings; and

•
the amount of distributions that the Combined Company’s subsidiaries may distribute to the Combined Company may be subject to restrictions imposed by state law, restrictions that may be imposed by state regulators, and restrictions imposed by the terms of any current or future indebtedness that these subsidiaries may incur.

Stockholders of the Combined Company will have no contractual or other legal right to distributions that have not been authorized by the Combined Company’s board of directors and declared by the Combined Company.
The Combined Company may need to incur additional indebtedness in the future.
In connection with executing the Combined Company’s business strategies following the merger, the Combined Company expects to evaluate the possibility of additional acquisitions and strategic investments, and the Combined Company may elect to finance these endeavors by incurring additional indebtedness. The amount of such indebtedness could have material adverse consequences for the Combined Company, including hindering the Combined Company’s ability to adjust to changing market, industry or economic conditions; limiting the Combined Company’s ability to access the capital markets to refinance maturing debt or to fund acquisitions or emerging businesses; limiting the amount of free cash flow available for future operations, acquisitions, distributions, stock repurchases or other uses; making the Combined Company more vulnerable to economic or industry downturns, including interest rate increases; and placing the Combined Company at a competitive disadvantage compared to less leveraged competitors.

The Combined Company may incur adverse tax consequences if PECO or PECO III has failed or fails to qualify as a REIT for U.S. federal income tax purposes.
Each of PECO and PECO III has operated in a manner that it believes has allowed it to qualify as a REIT for U.S. federal income tax purposes under the Code and intends to continue to do so through the time of the merger. Following the merger, PECO intends to operate in such a manner. Neither PECO nor PECO III has requested or plans to request a ruling from the Internal Revenue Service, or the IRS, that it qualifies as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury Regulations is greater in the case of a REIT, like each of PECO and PECO III, that holds its assets through a partnership. The determination of various factual matters and circumstances not entirely within the control of PECO or PECO III may affect their ability to qualify as REITs. In order to qualify as a REIT, each of PECO or PECO III must satisfy a number of requirements, including requirements regarding the ownership of its stock and the composition of its gross income and assets. Also, a REIT must make distributions to stockholders aggregating annually at least 90% of its net taxable income, excluding any net capital gains.
If PECO loses its REIT status, or is determined to have lost its REIT status in a prior year, the Combined Company will face serious tax consequences that would substantially reduce its cash available for distribution, including cash available to pay distributions to its stockholders, because:

•
it would be subject to U.S. federal corporate income tax on its net income for the years it did not qualify for taxation as a REIT (and, for such years, would not be allowed a deduction for distributions paid to stockholders in computing its taxable income);

•	it could be subject to the federal alternative minimum tax for taxable years prior to 2018 and possibly increased state and local taxes for such periods;

•
unless it is entitled to relief under applicable statutory provisions, neither it nor any ‘‘successor’’ company could elect to be taxed as a REIT until the fifth taxable year following the year during which it was disqualified; and

•
for five years following re-election of REIT status, upon a taxable disposition of an asset owned as of such re-election, it could be subject to corporate level tax with respect to any built-in gain inherent in such asset at the time of re-election.

PECO currently owns an entity and may acquire direct or indirect interests in additional entities that, in each case, have elected or will elect to be taxed as REITs under the Code (each, a ‘‘Subsidiary REIT’’). A Subsidiary REIT is subject to the various REIT qualification requirements and other limitations described herein that are applicable to PECO. If a Subsidiary REIT were to fail to qualify as a REIT, then (i) that Subsidiary REIT would become subject to federal income tax, (ii) shares in such Subsidiary REIT would cease to be qualifying assets for purposes of the asset tests applicable to REITs, and (iii) it is possible that PECO would fail certain of the asset tests applicable to REITs, in which event PECO would fail to qualify as a REIT unless it could avail itself of certain relief provisions.
Even if PECO retains its REIT status, if PECO III is determined to have lost its REIT status for a taxable year ending on or before the merger, PECO III would be subject to adverse tax consequences similar to those described above. Moreover, unless PECO III qualifies as a REIT for its short taxable year ending with the merger, it will not be entitled to a distributions paid deduction from the deemed liquidating distribution resulting from the merger. See “The Merger—U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Considerations of the Merger—Consequences of the Merger to PECO III.” PECO III’s failure to qualify as a REIT for a period prior to the merger could substantially reduce the Combined Company’s cash available for distribution, including cash available to pay distributions to its stockholders, because, assuming that PECO otherwise maintains its REIT qualification if PECO III incurred any unpaid tax liabilities prior to the merger (or as a result of the merger), those tax liabilities would be transferred to the Combined Company as a result of the merger.
If there is an adjustment to PECO III’s taxable income or distributions paid deductions, the Combined Company could elect to use the deficiency distribution procedure in order to maintain PECO III’s REIT status. That deficiency distribution procedure could require the Combined Company to make significant distributions to its stockholders and to pay significant interest to the IRS.
As a result of all these factors, PECO’s or PECO III’s failure to qualify as a REIT could impair the Combined Company’s ability to expand its business and have other material adverse effects on the Combined Company. In addition, for years in which PECO does not qualify as a REIT, it would not otherwise be required to make distributions to stockholders.
In certain circumstances, even if PECO qualifies as a REIT, it and its subsidiaries may be subject to certain U.S. federal, state, and other taxes, which would reduce PECO’s cash available for distribution to its stockholders.
Even if PECO and PECO III have qualified and PECO continues to qualify as a REIT, the Combined Company may be subject to some U.S. federal, state and local taxes on its income or property and, in certain cases, a 100% penalty tax, in the event it sells property as a dealer. In addition, the Combined Company’s taxable REIT subsidiaries (“TRSs”) could be subject to U.S.

federal and state taxes. Any U.S. federal, state or other taxes the Combined Company pays will reduce its cash available for distribution to stockholders. See ‘‘The Merger—U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Considerations Applicable to Holders of PECO Common Stock’’ on page 90.
The merger will be taxable to PECO III stockholders; however, PECO III stockholders may not receive a sufficient amount of cash with which to pay any tax.
The merger should be treated as a taxable sale by PECO III of all of its assets followed by a liquidating distribution to the PECO III stockholders. Because the merger consideration consists substantially of PECO Common Stock and only a small amount of cash (or no cash if a PECO III stockholder elects to receive additional shares of PECO Common Stock in lieu of any cash consideration), holders of PECO III common stock may not receive a sufficient amount of cash necessary to pay any tax obligations resulting from the merger. Additionally, there is a risk that since the merger consideration to be received by the holders of Class I and Class T common stock is higher than the average merger consideration paid to all PECO III stockholders, a portion of the consideration received by holders of PECO III Class I and Class T common stock may be deemed to be ordinary income by the IRS and, in such event, could result in tax obligations in excess of cash received in the merger (see “The Merger—U.S. Federal Income Tax Considerations—Consequences of the Merger to the PECO III Stockholders as a Result of the Holders of Class I and Class T Common Stock Receiving Merger Consideration that is Higher Than the Average Received by all PECO III Stockholders” beginning on page 89).
PECO III stockholders who are U.S. holders (as defined below) should generally be treated as selling their common stock in exchange for the PECO Common Stock and cash to be received by them in the merger. As a result, PECO III stockholders who are U.S. holders will recognize gain or loss equal to the difference, if any, between the fair market value of merger consideration received and the holder's adjusted tax basis in their PECO III common stock.
PECO III stockholders who are non-U.S. holders (as defined below) should generally be treated as receiving the same merger consideration as a distribution (and not as a sale of PECO III common stock) to the extent attributable to gain from the sale of United States real property interests. In addition, unless (i) the loss recognized by the PECO III stockholder who is a non-U.S. holder upon the merger is effectively connected (or treated as effectively connected) with the non-U.S. holder’s conduct of a trade or business in the United States or (ii) PECO III fails to qualify as a “domestically controlled qualified investment entity” at the time of the merger, any loss recognized by the non-U.S. holder in the merger with respect to the portion of the merger consideration that is treated as a sale or exchange of PECO III common stock will not offset the tax recognized with respect to the portion of the merger consideration that is treated as a distribution attributable to gain from the deemed sale of United States real property interests. Accordingly, a non-U.S. holder may be subject to tax in the merger even though it may also recognize a loss in the merger with respect to the portion of the merger consideration that is treated as a sale or exchange of PECO III common stock. In general, the provisions governing the taxation of distributions by REITs can be less favorable to non-U.S. holders than the taxation of sales or exchanges of REIT stock by non-U.S. holders, and non-U.S. holders should consult their tax advisors regarding the application of these provisions.
For a more detailed discussion of the tax treatment of the Combined Company’s distributions, see “The Merger—U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Considerations of the Merger” on page 87.
The Combined Company depends on key personnel for its future success, and the loss of key personnel or inability to attract and retain personnel could harm the Combined Company’s business.
The future success of the Combined Company depends in large part on its ability to hire and retain a sufficient number of qualified personnel. The future success of the Combined Company also depends upon the service of the Combined Company’s executive officers, who have extensive market knowledge and relationships and will exercise substantial influence over the Combined Company’s operational, financing, acquisition and disposition activity. Among the reasons that they are important to the Combined Company’s success is that each has a national or regional industry reputation that is expected to attract business and investment opportunities and assist the Combined Company in negotiations with lenders, existing and potential tenants and industry personnel.
Many of the Combined Company’s other key executive personnel, particularly its senior managers, also have extensive experience and strong reputations in the industry. In particular, the extent and nature of the relationships that these individuals have developed with financial institutions and existing and prospective customers is critically important to the success of the Combined Company’s business. The loss of services of one or more members of the Combined Company’s senior management team, or the Combined Company’s inability to attract and retain highly qualified personnel, could adversely affect the Combined Company’s business, diminish the Combined Company’s investment opportunities and weaken its relationships with lenders, business partners, existing and prospective customers and industry personnel, which could materially and adversely affect the Combined Company.

Key employees may depart either before or after the merger because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the Combined Company following the merger. Accordingly, no assurance can be given that PECO or, following the merger, the Combined Company will be able to retain key employees to the same extent as in the past.
Risks Related to PECO’s Structure and an Investment in PECO
Because no public trading market for shares of PECO common stock currently exists, it is difficult for the PECO stockholders to sell their shares and, if the PECO stockholders are able to sell their shares, it may be at a discount to the public offering price.
There is no public market for shares of PECO common stock. Until shares of PECO common stock are listed, if ever, stockholders may not sell their shares unless the buyer meets the applicable suitability and minimum purchase standards. Under PECO’s share repurchase program, PECO repurchases shares in the event of a death, disability or incapacitation of the stockholder at the lesser of $10.00 per share or PECO’s most recent estimated net asset value per share. PECO’s standard share repurchases under the program are currently suspended. In its sole discretion, the PECO Board may amend, terminate or suspend the share repurchase program at any time upon 30 days’ notice. Therefore, it is difficult for the PECO stockholders to sell their shares promptly or at all. If a PECO stockholder is able to sell his or her shares of PECO common stock, it may be at a discount to the public offering price of such shares. It is also likely that shares of PECO common stock would not be accepted as the primary collateral for a loan. Because of the illiquid nature of shares of PECO common stock, investors should purchase shares of PECO common stock only as a long-term investment and be prepared to hold them for an indefinite period of time.
PECO uses an estimated value of shares of PECO common stock that is based on a number of assumptions that may not be accurate or complete and is also subject to a number of limitations.
To assist members of the Financial Industry Regulatory Authority (“FINRA”) and their associated persons that participated in PECO’s initial public offering, pursuant to applicable FINRA and National Association of Securities Dealers conduct rules, PECO discloses in each annual report distributed to PECO stockholders a per share estimated value of shares of PECO common stock, the method by which it was developed, and the date of the data used to develop the estimated value. For this purpose, effective May 8, 2019, the PECO Board approved an estimated value per share of PECO common stock of $11.10 based on the estimated fair value range of PECO’s real estate portfolio as indicated in a third-party valuation report plus the value of PECO’s cash and cash equivalents less the value of PECO’s mortgages and loans payable as of March 31, 2019.
PECO’s estimated value per share is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share, and this difference could be significant. The estimated value per share is not audited and does not represent a determination of the fair value of PECO’s assets or liabilities based on GAAP, nor does it represent a liquidation value of PECO’s assets and liabilities or the amount at which shares of PECO common stock would trade if they were listed on a national securities exchange. Accordingly, with respect to the estimated value per share, there can be no assurance that:

•	a stockholder would be able to resell his or her shares at the estimated value per share;

•	a stockholder would ultimately realize distributions per share equal to PECO’s estimated value per share upon liquidation of PECO’s assets and settlement of PECO’s liabilities or a sale of PECO;

•	shares of PECO common stock would trade at the estimated value per share on a national securities exchange;

•	a third party would offer the estimated value per share in an arm’s-length transaction to purchase all or substantially all shares of PECO common stock;

•	an independent third-party appraiser or third-party valuation firm would agree with PECO’s estimated value per share; or

•
the methodology used to calculate PECO’s estimated value per share would be acceptable to FINRA or for compliance with Employee Retirement Income Security Act of 1974 (‘‘ERISA’’) reporting requirements.

Furthermore, PECO has not made any adjustments to the valuation of its estimated value per share for the anticipated impact of the merger or the impact of other transactions occurring subsequent to May 8, 2019, including, but not limited to, (i) acquisitions or dispositions of assets; (ii) the issuance of common stock under PECO’s dividend reinvestment plan or upon redemptions of PECO OP units, (iii) net operating income earned and distributions declared, (iv) the repurchase of shares, or (v) changes in leases, tenancy or other business or operational changes. The value of shares of PECO common stock will fluctuate over time in response to developments related to individual real estate assets, the management of those assets and changes in the real estate and finance markets. Because of, among other factors, the high concentration of PECO’s total assets in real estate and the number of shares of PECO’s common stock outstanding, changes in the value of individual real estate assets or changes in valuation assumptions could have a very significant impact on the value of shares of PECO common stock. In addition, the estimated value per share reflects a real estate portfolio premium as opposed to the sum of the individual property values. The estimated value per share also does not take into account any disposition costs or fees for real estate properties, debt prepayment penalties that could apply upon the prepayment of certain of PECO’s debt obligations or the impact of restrictions on the assumption of debt. Accordingly, the estimated value per share of PECO’s common stock may or may not be an accurate reflection of the fair market value of the PECO stockholders’ investments and will not likely represent the amount of net proceeds that would result from an immediate sale of PECO’s assets.

If PECO does not successfully implement a liquidity transaction, stockholders may have to hold their investment for an indefinite period.
There currently is no public trading market for shares of PECO common stock and PECO’s charter does not contain a requirement to effect a liquidity event by a specific date. In the future, the PECO Board may consider various forms of liquidity, each of which is referred to as a liquidity event, including, but not limited to: (i) the listing of shares of common stock on a national securities exchange; (ii) the sale of all or substantially all of PECO’s assets; (iii) a sale or merger that would provide stockholders with cash and/or securities of a publicly traded company; or (iv) the dissolution of the company. However, there can be no assurance that PECO will cause a liquidity event to occur. If PECO does not pursue a liquidity transaction, shares of PECO common stock may continue to be illiquid and stockholders may, for an indefinite period of time, be unable to easily convert their investment to cash and could suffer losses on their investments.
If PECO continues to pay distributions from sources other than PECO’s cash flows from operations, PECO may not be able to sustain PECO’s distribution rate, PECO may have fewer funds available for investment in properties and other assets, and the PECO stockholders’ overall returns may be reduced.
PECO’s organizational documents permit PECO to pay distributions from any source without limit (other than those limits set forth under Maryland law). To the extent PECO continues to fund distributions from borrowings, PECO will have fewer funds available for investment in real estate properties and other real estate-related assets, and the PECO stockholders’ overall returns may be reduced.
At times, PECO may need to borrow funds to pay distributions, which could increase its operating costs. Furthermore, if PECO cannot cover its distributions with cash flows from operations, PECO may be unable to sustain its distribution rate. For the six months ended June 30, 2019, PECO paid gross distributions to its common stockholders of $109.6 million, including distributions reinvested through the dividend reinvestment plan (“DRIP”) of $35.0 million. For the six months ended June 30, 2019, PECO’s net cash provided by operating activities was $100.1 million, which represents a shortfall of $9.5 million, or 8.7%, of PECO’s distributions paid, while PECO’s funds from operations (“FFO”) Attributable to Stockholders and Convertible Noncontrolling Interests were $104.1 million, which represents a shortfall of $5.5 million, or 5.0%, of the distributions paid. The shortfall was funded by proceeds from borrowings. For the six months ended June 30, 2018, PECO paid distributions of $76.8 million, including distributions reinvested through the DRIP of $24.9 million. For the six months ended June 30, 2018, PECO’s net cash provided by operating activities was $77.8 million, which represents a surplus of $1.0 million, or 1.3%, of its distributions paid, while PECO’s FFO was $79.1 million, which represents a surplus of $2.3 million, or 3.0% of its distributions paid.
PECO has agreed to nominate Jeffrey S. Edison to the PECO Board for each annual meeting through 2027 and for Mr. Edison to continue serving as Chairman of the PECO Board through 2020.
As part of the acquisition of assets from Phillips Edison Limited Partnership (the “PELP transaction”), PECO agreed to nominate Jeffrey S. Edison to the PECO Board for each annual meeting through 2027, subject to certain terminating events. As a result, it is possible that Mr. Edison may continue to be nominated as a director in circumstances when the independent directors of the PECO Board would not otherwise have nominated him.
PECO’s bylaws provide that Mr. Edison will continue to serve as Chairman of the PECO Board until October 7, 2020, subject to certain terminating events, including the listing of PECO’s common stock on a national securities exchange. As a result, Mr. Edison may continue to serve as Chairman of the PECO Board in circumstances when the independent directors would not otherwise have elected him.
The PECO OP partnership agreement grants certain rights and protections to the limited partners of PECO OP, which may prevent or delay a change of control transaction that might involve a premium price for shares of PECO common stock.
The PECO OP partnership agreement grants certain rights and protections to the limited partners of PECO OP, including granting them the right to consent to a change of control transaction. Furthermore, Mr. Edison currently has voting control over approximately 49.88% of the PECO OP units (exclusive of those owned by PECO) and therefore could have a significant influence over votes on change of control transactions.
The tax protection agreement, during its term, could limit PECO OP’s ability to sell or otherwise dispose of certain properties and may require PECO OP to maintain certain debt levels that otherwise would not be required to operate its business.
PECO and PECO OP entered into a tax protection agreement at the closing of the PELP transaction, pursuant to which if PECO OP (i) sells, exchanges, transfers, conveys or otherwise disposes of certain properties in a taxable transaction for a period of ten years commencing on the closing, or (ii) fails, prior to the expiration of such period, to maintain minimum levels of indebtedness that would be allocable to each protected partner for tax purposes or, alternatively, fails to offer such protected partners the opportunity to guarantee specific types of PECO OP’s indebtedness in order to enable such partners to continue to defer certain tax liabilities, PECO OP will indemnify each affected protected partner against certain resulting tax liabilities. Therefore, although it may be in the PECO stockholders’ best interest for PECO to cause PECO OP to sell, exchange, transfer, convey or otherwise dispose of one of these properties, it may be economically prohibitive for PECO to do so during the 10-year protection period because of these indemnity obligations. Moreover, these obligations may require PECO to cause PECO OP to maintain more or different indebtedness than PECO would otherwise require for PECO’s business. As a result, the tax protection agreement will, during its term, restrict PECO’s ability to take actions or make decisions that otherwise would be in PECO’s best interests.
General Risks Related to Investments in Real Estate
Economic and regulatory changes that impact the real estate market generally may decrease the value of PECO’s investments and weaken its operating results.
PECO’s properties and their performance are subject to the risks typically associated with real estate, including, but not limited to:

•	downturns in national, regional, and local economic conditions;

•	increased competition for real estate assets targeted by its investment strategies;

•	adverse local conditions, such as oversupply or reduction in demand for similar properties in an area and changes in real estate zoning laws that may reduce the desirability of real estate in an area;

•	vacancies, changes in market rental rates and the need to periodically repair, renovate and re-let space;

•	changes in interest rates and the availability of financing, which may render the sale or refinance of a property or loan difficult or unattractive;

•	changes in tax, real estate, environmental, and zoning laws;

•	periods of high interest rates and tight money supply; and

•	the illiquidity of real estate investments generally.
Any of the above factors, or a combination thereof, could result in a decrease in the value of PECO’s investments, which would have an adverse effect on its operations, its ability to pay distributions to their respective stockholders and on the value of stockholders’ investments.
E-commerce can have a negative impact on PECO’s business.
The use of the internet by consumers continues to gain popularity and the migration towards e-commerce is expected to continue. This increase in internet sales could result in a downturn in the business of PECO’s current tenants in its “brick and mortar” locations and could affect the way future tenants lease space. While PECO (on behalf of itself and the advisor) devotes considerable effort and resources to analyze and respond to tenant trends, preferences and consumer spending patterns, PECO cannot predict with certainty what future tenants will want, what future retail spaces will look like and how much revenue will be generated at traditional “brick and mortar” locations. If PECO is unable to anticipate and respond promptly to trends in the market, occupancy levels and rental amounts may decline.
PECO’s revenue will be affected by the success and economic viability of its anchor tenants.
Anchor tenants (a tenant occupying 10,000 or more square feet) occupy large stores in their shopping centers, pay a significant portion of the total rent at a property and contribute to the success of other tenants by attracting shoppers to the property. PECO’s net income and cash flow may be adversely affected by the loss of revenues and additional costs in the event a significant anchor tenant (i) becomes bankrupt or insolvent, (ii) experiences a downturn in its business, (iii) materially defaults on its leases, (iv) decides not to renew its leases as they expire, (v) renews its lease at lower rental rates and/or requires tenant improvements, or (vi) renews its lease but reduces its store size, which results in down-time and additional tenant improvement costs to PECO to re-lease the space. Some anchors have the right to vacate their space and may prevent PECO from re-tenanting by continuing to comply and pay rent in accordance with their lease agreement. Vacated anchor space, including space owned by the anchor, can reduce rental revenues generated by the shopping center in other spaces because of the loss of the departed anchor's customer drawing power. If a significant tenant vacates a property, co-tenancy clauses in select lease contracts may allow other tenants to modify or terminate their rent or lease obligations. Co-tenancy clauses have several variants: they may allow a tenant to postpone a store opening if certain other tenants fail to open their stores; they may allow a tenant to close its store prior to lease expiration if another tenant closes its store prior to lease expiration; or they may allow a tenant to pay reduced levels of rent until a certain number of tenants open their stores within the same shopping center.
The leases of some anchor tenants may permit the anchor tenant to transfer its lease to another retailer. The transfer to a new anchor tenant could cause customer traffic in the retail center to decrease and thereby reduce the income generated by that retail center. A lease transfer to a new anchor tenant could also allow other tenants to make reduced rental payments or to terminate their leases. In the event that PECO is unable to re-lease the vacated space to a new anchor tenant in such situation, PECO may incur additional expenses in order to re-model the space to be able to re-lease the space to more than one tenant.
PECO depends on its tenants for revenue, and, accordingly, its respective revenue and ability to make distributions to stockholders is dependent upon the success and economic viability of its tenants.
PECO depends upon its tenants for revenue. Non-anchor tenants may be more vulnerable to negative economic conditions as they have more limited resources than anchor tenants. A property may incur vacancies either by the expiration of a tenant lease, the continued default of a tenant under its lease or the early termination of a lease by a tenant. If vacancies continue for a long period of time, PECO may suffer reduced revenues resulting in less cash available to distribute to stockholders. In order to maintain tenants, PECO may have to offer inducements, such as free rent and tenant improvements, to compete for attractive tenants. if PECO is unable to attract the right type or mix of non-anchor tenants into its shopping centers, its revenues and cash flow may be adversely affected. In addition, if PECO is unable to attract additional or replacement tenants, the resale value of the property could be diminished, even below its cost to acquire the property, because the market value of a particular property depends principally upon the value of the cash flow generated by the leases associated with that property. Such a reduction on the resale value of a property could also reduce the value of PECO stockholders’ investments.
If PECO enters into long-term leases with retail tenants, those leases may not result in fair value over time.
Long-term leases do not typically allow for significant changes in rental payments and do not expire in the near term. If PECO does not accurately judge the potential for increases in market rental rates when negotiating these long-term leases, significant increases in future property operating costs could result in receiving less than fair value from these leases. Such circumstances would adversely affect PECO’s revenues and funds available for distribution.
The bankruptcy or insolvency of a major tenant may adversely impact PECO’s operations and ability to pay distributions to stockholders.
The bankruptcy or insolvency of a significant tenant or a number of smaller tenants may have an adverse impact on financial condition and PECO’s ability to pay distributions to stockholders. Generally, under bankruptcy law, a debtor tenant has 120 days to exercise the option of assuming or rejecting the obligations under any unexpired lease for nonresidential real property, which period may be extended once by the bankruptcy court. If the tenant assumes its lease, the tenant must cure all defaults under the lease and may be required to provide adequate assurance of its future performance under the lease. If the tenant rejects the lease, PECO will have a claim against the tenant’s bankruptcy estate. Although rent owing for the period between filing for bankruptcy and rejection of the lease may be afforded administrative expense priority and paid in full, pre-bankruptcy arrears and amounts owing under the remaining term of the lease will be afforded general unsecured claim status (absent collateral securing the claim). Moreover, amounts owing under the remaining term of the lease will be capped. Other than equity and subordinated claims, general unsecured claims are the last claims paid in a bankruptcy, and therefore, funds may not be available to pay such claims in full. In the event that a tenant with a significant number of leases in PECO’s shopping centers files bankruptcy and rejects its leases, PECO may not be able to collect all pre-petition amounts owed by the bankrupt tenant and may experience a significant reduction in its revenues.
PECO may be restricted from re-leasing space at its retail properties.
Leases with retail tenants may contain provisions giving the particular tenant the exclusive right to sell particular types of merchandise or provide specific types of services within the particular retail center. These provisions may limit the number and types of prospective tenants interested in leasing space in a particular retail property.
PECO’s properties may be subject to impairment charges.
PECO routinely evaluates its real estate investments for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, actual marketing or listing price of properties actively being targeted for disposition, tenant performance, and lease structure. For example, the early termination of, or default under, a lease by a tenant may lead to an impairment charge. Since the majority of PECO’s properties are grocery-anchored, the financial failure of, or other default by, a grocery anchor tenant under its lease may result in a significant impairment loss. If PECO determines that an impairment has occurred, it would be required to make a downward adjustment to the net carrying value of the property, which could have a material adverse effect on its results of operations in the period in which the impairment charge is recorded. Negative developments in the real estate market may cause PECO to reevaluate the business and macro-economic assumptions used in its impairment analysis. Changes in PECO’s assumptions based on actual results may have a material impact on PECO’s financial statements.
PECO faces risks associated with the acquisition of properties.

PECO’s investment strategy includes investing in high-quality grocery-anchored shopping centers. The acquisition of properties and/or real estate entities entails risks that include, but are not limited to, the following, any of which may adversely affect its results of operations and cash flows: (i) properties PECO acquires may fail to achieve the occupancy or rental rates it projects, within the time frames it estimates, which may result in the properties' failure to achieve the investment returns it projects; (ii) PECO’s investigation of an entity, property or building prior to is acquisition, and any representation it may have received from such seller, may fail to reveal various liabilities including defects and necessary repairs, which may increase its costs; (iii) PECO’s estimate of the costs to improve, reposition or redevelop a property may prove to be too low, or the time it estimates to complete the improvement, repositioning or redevelopment may be too short, either of which may result in the property failing to achieve its projected return, either temporarily or permanently; (iv) PECO may not recover its costs from an unsuccessful acquisition; (v) PECO’s acquisition activities may distract or strain its management capacity; and (vi) PECO may not be able to successfully integrate an acquisition into its existing operations platform.
PECO may be unable to sell properties when desired because of market conditions.
PECO’s properties, including related tangible and intangible assets, represent the majority of its total consolidated assets and they may not be readily convertible to cash. As a result, PECO’s ability to sell one or more of its properties, including properties held in joint ventures, in response to changes in economic, industry, or other conditions may be limited. The real estate market is affected by many factors, such as general economic conditions, availability and terms of financing, interest rates and other factors, including supply and demand for space, that are beyond PECO’s control. There may be less demand for lower quality properties that PECO has identified for ultimate disposition in markets with uncertain economic or retail environments, and where buyers are more reliant on the availability of third party mortgage financing. If PECO wants to sell a property, it can provide no assurance that it will be able to dispose of it in the desired time period or at all or that the sales price of a property will be attractive at the relevant time or even exceed the carrying value of its investment. Moreover, if a property is mortgaged, PECO may not be able to obtain a release of the lien on that property without the payment of a substantial prepayment penalty, which may restrict its ability to dispose of the property, even though the sale might otherwise be desirable.
Certain properties PECO owns have a low tax basis, which may result in a taxable gain on sale. PECO intends to utilize tax-free exchanges under Section 1031 of the Code to mitigate taxable income; however, there can be no assurance that PECO will identify properties that meet its investment objectives for acquisitions. In the event that PECO does not utilize Section 1031 of the Code to avoid tax on its exchanges, it may be required to distribute the gain proceeds to stockholders or pay income tax, which may reduce cash flow available to fund PECO’s commitments and distributions to stockholders.
PECO does not have exclusive control over its joint ventures, such that PECO is unable to ensure that its objectives will be pursued.
PECO has invested capital, and may in the future invest additional capital, in joint ventures instead of owning directly. In these investments, PECO does not have exclusive control over the development, financing, leasing, management, and other aspects of these investments. As a result, the joint venture partners might have interests or goals that are inconsistent with PECO’s, take action contrary to their interests, or otherwise impede their objectives. These activities are subject to the same risks as PECO’s investments in its wholly-owned properties. In addition, these investments and other future similar investments may involve risks that would not be present were a third party not involved, including the possibility that the joint venture partners might become bankrupt, suffer a deterioration in their creditworthiness, or fail to fund their share of required capital contributions. Conflicts arising between PECO and its partners may be difficult to manage and/or resolve and it could be difficult to manage or otherwise monitor the existing business arrangements.
In addition, joint venture arrangements may decrease PECO’s ability to manage risk and implicate additional risks, such as (i) potentially inferior financial capacity, diverging business goals and strategies and the need for PECO’s venture partners’ continued cooperation; (ii) PECO’s inability to take actions with respect to the joint ventures’ activities that it believes are favorable to it if its respective joint venture partners do not agree; (iii) PECO’s inability to control the legal entities that have title to the real estate associated with the joint ventures; (iv) lenders may not be easily able to sell their respective joint venture assets and investments or may view them less favorably as collateral, which could negatively affect liquidity and capital resources; (v) the joint venture partners can take actions that PECO may not be able to anticipate or prevent, which could result in negative impacts on debt and equity; and (vi) the joint venture partners’ business decisions or other actions or omissions may result in harm to PECO’s reputation or adversely affect the value of its investments.
PECO has acquired, and may continue to acquire or finance, properties with lock-out provisions, which may prohibit PECO from selling a property, or may require PECO to maintain specified debt levels for a period of years on some properties.
A lock-out provision is a provision that prohibits the prepayment of a loan during a specified period of time. Lock-out provisions may include terms that provide strong financial disincentives for borrowers to prepay their outstanding loan balance and exist in order to protect the yield expectations of lenders. PECO currently owns 14 properties with loans that are subject to lock-out provisions prohibiting prepayment. PECO may acquire additional properties in the future subject to such provisions. Lock-out provisions could materially restrict PECO from selling or otherwise disposing of or refinancing properties when PECO may desire to do so. Lock-out provisions may prohibit PECO from reducing the outstanding indebtedness with respect to any properties, refinancing such indebtedness prior to or at maturity, or increasing the amount of indebtedness with respect to such properties. Lock-out provisions could impair PECO’s ability to take other actions during the lock-out period that could be in the best interests of PECO stockholders and, therefore, may have an adverse impact on the value of PECO’s common stock relative to the value that would result if the lock-out provisions did not exist. In particular, lock-out provisions could preclude PECO from participating in major transactions that could result in a disposition of PECO’s assets or a change in control even though that disposition or change in control might be in the best interests of PECO’s stockholders.
If PECO sets aside insufficient capital reserves, it may be required to defer necessary capital improvements.
If PECO does not have enough reserves for capital to supply needed funds for capital improvements throughout the life of the investment in a property and there is insufficient cash available from its operations, it may be required to defer necessary improvements to a property, which may cause that property to suffer from a greater risk of obsolescence or a decline in value, or a greater risk of decreased cash flow as a result of fewer potential tenants being attracted to the property. If this happens, PECO may not be able to maintain projected rental rates for affected properties, and its results of operations may be negatively affected.
Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce PECO’s and/or PECO III’s cash flows and the return on their respective stockholders’ investments.
PECO maintains insurance coverage with third-party carriers who provide a portion of the coverage of potential losses, including commercial general liability, fire, flood, extended coverage and rental loss insurance on all of their respective properties. PECO currently self-insures a portion of its commercial insurance deductible risk through PECO’s captive insurance company. To the extent that PECO’s captive insurance company is unable to bear that risk, PECO may be required to fund additional capital to PECO’s captive insurance company or PECO may be required to bear that loss. As a result, PECO’s operating results may be adversely affected.
There are some types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums that PECO pays for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that commercial property owners purchase coverage against terrorism as a condition for providing mortgage loans. Such insurance policies may not be available at reasonable costs, if at all, which could inhibit PECO’s ability to finance or refinance its properties. In such instances, PECO may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. PECO may not have adequate, or any, coverage for such losses. Changes in the cost or availability of insurance could expose PECO to uninsured casualty losses. If any of PECO’s properties incur a casualty loss that is not fully insured, the value of its assets will be reduced by any such uninsured loss, which may reduce the value of stockholders’ investments. In addition, other than any working capital reserve or other reserves PECO may establish, it has no source of funding to repair or reconstruct any uninsured property. Also, to the extent PECO must pay unexpectedly large amounts for insurance, it could suffer reduced earnings that would result in lower distributions to stockholders.
As an owner and/or operator of real estate, PECO could become subject to liability for environmental violations, regardless of whether PECO caused such violations.
PECO could become subject to liability in the form of fines or damages for noncompliance with environmental laws and regulations. These laws and regulations generally govern wastewater discharges; air emissions; the operation and removal of underground and above-ground storage tanks; the use, storage, treatment, transportation and disposal of solid hazardous materials; the remediation of contaminated property associated with the disposal of solid and hazardous materials; and other health and safety-related concerns. U.S. federal, state, and local laws and regulations relating to the protection of the environment may require PECO as a current or previous owner or operator or a real property, to investigate and clean up hazardous or toxic substances or petroleum product releases at a property or at affected neighboring properties. Some of these laws and regulations may impose joint and several liability on tenants, owners or managers for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal. Under various federal, state and local environmental laws, ordinances, and regulations, a current or former owner or manager of real property may be liable for the cost to remove or remediate hazardous or toxic substances, wastes, or petroleum products on, under, from, or in such property. These costs could be substantial and liability under these laws may attach whether or not the owner or manager knew of, or was responsible for, the presence of such contamination. Even if more than one person may have been responsible for the contamination, each liable party may be held entirely responsible for all of the clean-up costs incurred. PECO may be subject to regulatory action and may also be held liable to third parties for personal injury or property damage incurred by the parties in connection with any such laws and regulations or hazardous or toxic substances. The costs of investigation, removal or remediation of hazardous or toxic substances, and related liabilities, may be substantial and could materially and adversely affect PECO. The presence of hazardous or toxic substances, or the failure to remediate the related contamination, may also adversely affect PECO’s ability to sell, lease or redevelop a property or to borrow money using a property as collateral.
PECO’s efforts to identify environmental liabilities may not be successful.
Although PECO believes that its portfolio is in substantial compliance with U.S. federal, state and local environmental laws and regulations regarding hazardous or toxic substances, this belief is based on limited testing. Nearly all of their respective properties have been subjected to Phase I or similar environmental audits. These environmental audits have not revealed, nor is PECO aware of, any environmental liability that it believes is reasonably likely to have a material adverse effect on PECO. However, PECO cannot assure you that: (i) previous environmental studies with respect to the portfolio revealed all potential environmental liabilities; (ii) any previous owner, occupant or tenant of a property did not create any material environmental condition not known to PECO; (iii) the current environmental condition of the portfolio will not be affected by tenants and occupants, by the condition of nearby properties, or by other unrelated third parties; or (iv) future uses or conditions (including, without limitation, changes in applicable environmental laws and regulations or the interpretation thereof) will not result in environmental liabilities.
Compliance or failure to comply with the Americans with Disabilities Act and fire, safety, and other regulations could result in substantial costs and may decrease cash available for distributions.
PECO’s properties are, or may become subject to, the Americans with Disabilities Act of 1990, as amended (the “ADA”), which generally requires that all places of public accommodation comply with federal requirements related to access and use by disabled persons. Compliance with the ADA’s requirements could require the removal of access barriers and noncompliance may result in the imposition of injunctive relief, monetary penalties, or, in some cases, an award of damages. While PECO attempts to acquire properties that are already in compliance with the ADA or place the burden of compliance on the seller or other third party, such as a tenant, PECO cannot assure stockholders that it will be able to acquire properties or allocate responsibilities in this manner. In addition, PECO is required to operate the properties in compliance with fire and safety regulations, building codes, and other land use regulations, as they may be adopted by governmental entities and become applicable to the properties. PECO may be required to make substantial capital expenditures to comply with these requirements, and these expenditures may reduce PECO’s net income and may have a material adverse effect on ability to meet its financial obligations and make distributions to its stockholders.
PECO faces risks relating to cybersecurity attacks which could adversely affect its businesses, cause loss of confidential information, and disrupt operations.
A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity, or availability of PECO’s information resources. More specifically, a cyber incident is an intentional attack or an unintentional event that can include gaining unauthorized access to systems to disrupt operations, corrupt data, or steal confidential information. PECO may face cyber incidents and security breaches through malware, computer viruses, attachments to e-mails, persons inside their respective organizations, or persons with access to systems inside their respective organization and other significant disruptions of their respective IT networks and related systems. The risk of a cybersecurity breach or disruption, particularly through a cyber incident, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. PECO’s IT networks and related systems are essential to the operation of their respective businesses and ability to perform day-to-day operations and, in some cases, may be critical to the operations of certain of their tenants. Although PECO makes efforts to maintain the security and integrity of these types of IT networks and related systems, and has implemented various measures to manage the risk of a security breach or disruption, there can be no assurance that its security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging.
While PECO maintains some of its own critical information technology systems, it also depends on third parties to provide important information technology services relating to several key business functions, such as payroll, human resources, electronic communications and certain finance functions. PECO’s measures to prevent, detect and mitigate these threats, including password protection, firewalls, backup servers, threat monitoring and periodic penetration testing, may not be successful in preventing a data breach or limiting the effects of a breach. Furthermore, the security measures employed by third-party service providers may prove to be ineffective at preventing breaches of their systems.
The primary risks that could directly result from the occurrence of a cyber incident include operational interruption, damage to PECO’s relationship with its tenants, and private data exposure. PECO’s financial results may be negatively impacted by such an incident or resulting negative media attention. A cyber incident could (i) disrupt the proper functioning of PECO’s networks and systems and therefore its operations and/or those of certain of its tenants; (ii) result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of proprietary, confidential, sensitive, or otherwise valuable information of the company or others, which others could use to compete against PECO or for disruptive, destructive, or otherwise harmful purposes and outcomes; (iii) result in PECO’s inability to maintain the building systems relied upon by its tenants for the efficient use of its leased space; (iv) require significant management attention and resources to remedy any damages that result; (v) result in misstated financial reports, violations of loan covenants and/or missed reporting deadlines; (vi) result in PECO’s inability to properly monitor its compliance with the rules and regulations regarding its qualification as a REIT; (vii) subject it to claims for breach of contract, damages, credits, penalties, or termination of leases or other agreements; or (viii) damage its reputation among its tenants, investors and associates. Such security breaches also could result in a violation of applicable federal and state privacy and other laws, and subject PECO to private consumer, business partner, or securities litigation and governmental investigations and proceedings, any of which could result in its exposure to material civil or criminal liability, and it may not be able to recover these expenses from its service providers, responsible parties, or insurance carriers. Moreover, cyber incidents perpetrated against its tenants, including unauthorized access to customers’ credit card data and other confidential information, could diminish consumer confidence and consumer spending and negatively impact PECO’s business.
Risks Associated with Debt Financing
PECO utilizes a significant amount of indebtedness in the operation of its business. Required debt service payments and other risks related to PECO’s debt financing could adversely affect its financial condition, operating results, and cash flows, hinder its ability to pay distributions, and could decrease the value of stockholders’ investments.
PECO has obtained, and is likely to continue to obtain, lines of credit and other long-term financing that are secured by its properties and other assets. In some instances, PECO may acquire real properties by financing a portion of the price of the properties and mortgaging or pledging some or all of the properties purchased as security for that debt. PECO or PECO III may also incur mortgage debt on properties that they already own in order to obtain funds to acquire additional properties. In addition, PECO may borrow as necessary or advisable to ensure that it maintains its qualification as a REIT for U.S. federal income tax purposes, including borrowings to satisfy the REIT requirement that it distributes at least 90% of its annual REIT taxable income to its stockholders (computed without regard to the distributions-paid deduction and excluding net capital gain). PECO however, cannot give stockholders any assurance that it will be able to obtain such borrowings on satisfactory terms. High debt levels would cause PECO to incur higher interest charges, which would result in higher debt service payments and could be accompanied by restrictive covenants. If PECO does mortgage a property and there is a shortfall between the cash flow from that property and the cash flow needed to service mortgage debt on that property, then the amount of cash available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss of a property since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. Additionally, PECO may give full or partial guaranties to lenders of mortgage debt on behalf of the entities that own properties. When PECO gives a guaranty on behalf of an entity that owns one of its properties, it will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties. PECO may also obtain recourse debt to finance its acquisitions and meet its REIT distribution requirements. If PECO has insufficient income to service its respective recourse debt obligations, its lenders could institute proceedings against PECO to foreclose upon its assets.
PECO may be adversely affected by changes in LIBOR reporting practices or the method in which LIBOR is determined.
LIBOR, the London Interbank Offered Rate, is the basic rate of interest used in lending transactions between banks on the London interbank market, and is widely used as a reference for setting the interest rate on loans globally. LIBOR and certain other interest “benchmarks” may be subject to regulatory guidance and/or reform that could cause interest rates under PECO’s current or future debt agreements to perform differently than in the past or cause other unanticipated consequences. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks to submit LIBOR rates after 2021, and it is unclear if LIBOR will cease to exist or if new methods of calculating LIBOR will evolve. If LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, interest rates and financing costs on PECO’s current or future indebtedness may be adversely affected.
Increases in interest rates could increase the amount of PECO’s loan payments and adversely affect its ability to pay distributions to stockholders.
The interest PECO pays on its loan obligations reduces cash available for distributions. If PECO obtains variable rate loans, increases in interest rates would increase interest costs, which would reduce cash flows and PECO’s ability to pay distributions to stockholders. In addition, if PECO needs to repay existing loans during periods of rising interest rates, it could be required to liquidate one or more of its investments in properties at times which may not permit realization of the maximum return on such investments.

If mortgage debt is unavailable at reasonable rates, PECO may not be able to finance the purchase of properties. If PECO places mortgage debt on properties, it runs the risk of being unable to refinance the properties when the debt becomes due or of being unable to refinance on favorable terms. If interest rates are higher when PECO refinances the properties, PECO’s income could be reduced. PECO may be unable to refinance properties. If any of these events occurs, PECO’s cash flow would be reduced. This, in turn, would reduce cash available for distribution to stockholders and may hinder the ability to raise capital by issuing more stock or borrowing more money.
PECO may not be able to access financing or refinancing sources on attractive terms, which could adversely affect its ability to execute its business plans.
PECO may finance its assets over the long-term through a variety of means, including repurchase agreements, credit facilities, issuance of commercial mortgage-backed securities, collateralized debt obligations and other structured financings. PECO’s ability to execute this strategy will depend on various conditions in the markets for financing in this manner that are beyond its control, including lack of liquidity and greater credit spreads. PECO cannot be certain that these markets will remain an efficient source of long-term financing for its assets. If its strategy is not viable, PECO will have to find alternative forms of long-term financing for its assets, as secured revolving credit facilities and repurchase facilities may not accommodate long-term financing. This could subject PECO to more recourse indebtedness and the risk that debt service on less efficient forms of financing would require a larger portion of its respective cash flows, thereby reducing cash available for distribution to stockholders and funds available for operations as well as for future business opportunities.
Lenders may require PECO to enter into restrictive covenants relating to its operations, which could limit its ability to make distributions to stockholders.
When providing financing, a lender may impose restrictions on PECO that affect its distribution and operating policies and its ability to incur additional debt. Loan agreements into which PECO enters may contain covenants that limit its ability to further mortgage a property or discontinue insurance coverage. In addition, loan documents may limit PECO’s ability to replace a property’s property manager or terminate certain operating or lease agreements related to a property. These or other limitations would decrease PECO’s operating flexibility and ability to achieve its respective operating objectives, which may adversely affect its ability to make distributions to stockholders.
Risks Related to Organization and Qualification as a REIT
The PECO stockholders have limited control over changes in PECO’s policies and operations, which increases the uncertainty and risks the PECO stockholders face.
The PECO Board determines its major policies, including its policies regarding financing, growth, debt capitalization, REIT qualification and distributions. The PECO Board may amend or revise these and other policies without a vote of the stockholders. Under the MGCL and the PECO charter, the PECO stockholders have a right to vote only on limited matters. The PECO Board’s broad discretion in setting policies and PECO stockholders’ inability to exert control over those policies increases the uncertainty and risks PECO stockholders face.
Although PECO has not currently opted out of the protection of the MGCL relating to deterring or defending hostile takeovers, the PECO Board could elect to become subject to these provisions of Maryland law in the future, which may discourage others from trying to acquire control of PECO and may prevent the PECO stockholders from receiving a premium price for their stock in connection with a business combination.
Under Maryland law, ‘‘business combinations’’ between a Maryland corporation and certain interested stockholders or affiliates of interested stockholders are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Also under Maryland law, control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by stockholders by a vote of two-thirds of the votes entitled to be cast on the matter. These restrictions may have the effect of delaying, deferring, or preventing a change in control of PECO, including an extraordinary transaction (such as a merger, tender offer, or sale of all or substantially all of its assets) that might provide PECO stockholders a premium price for their shares of common stock.
The PECO charter limits the number of shares a person may own, which may discourage a takeover that could otherwise result in a premium price to the PECO stockholders.
The PECO charter, with certain exceptions, authorizes the PECO Board to take such actions as are necessary and desirable to preserve such company’s qualification as a REIT. To help PECO comply with the REIT ownership requirements of the Code, among other purposes, the PECO Charter prohibits a person from directly or constructively owning more than 9.8% in value of

PECO’s aggregate outstanding stock or more than 9.8% in value or number of shares, whichever is more restrictive, of PECO’s aggregate outstanding common stock, unless exempted by the PECO Board. This restriction may have the effect of delaying, deferring or preventing a change in control of PECO, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of its assets) that might provide a premium price for holders of PECO’s common stock.
The PECO Charter permits the PECO Board to issue stock with terms that may subordinate the rights of PECO stockholders or discourage a third party from acquiring PECO in a manner that could result in a premium price to PECO stockholders.
The PECO Board may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications, and terms or conditions of redemption of any such stock. Thus, the PECO Board could authorize the issuance of preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of PECO common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control, including an extraordinary transaction (such as a merger, tender offer, or sale of all or substantially all of PECO’s assets) that might provide a premium price to holders of PECO common stock.
Because Maryland law permits the PECO Board to adopt certain anti-takeover measures without stockholder approval, investors may be less likely to receive a ‘‘control premium’’ for their shares.
In 1999, the State of Maryland enacted legislation that enhances the power of Maryland corporations to protect themselves from unsolicited takeovers. Among other things, the legislation permits the PECO Board, without stockholder approval, to amend the PECO Charter to:

•	stagger the PECO Board into three classes;

•	require a two-thirds stockholder vote for removal of directors;

•	provide that only the board can fix the size of the board;

•	require that special stockholder meetings may only be called by holders of a majority of the voting shares entitled to be cast at the meeting; and

•	provide the PECO Board with the exclusive right to fill vacancies on the PECO Board, with any individual elected to fill such a vacancy to serve for the full term of the directorship.
Under Maryland law, a corporation can opt to be governed by some or all of these provisions if it has a class of equity securities registered under the Exchange Act, and has at least three independent directors. The PECO Charter does not prohibit the PECO Board from opting into any of the above provisions permitted under Maryland law. Becoming governed by any of these provisions could discourage an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of PECO’s assets) that might provide a premium price for holders of PECO’s securities.
PECO’s rights and the rights of the PECO stockholders to recover claims against PECO’s officers and directors are limited, which could reduce the PECO stockholders’ and PECO’s recovery against them if they cause PECO to incur losses.
Maryland law provides that a director has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the corporation’s best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. The PECO Charter, in the case of PECO’s directors and officers, requires PECO to indemnify its directors and officers to the maximum extent permitted by Maryland law. Additionally, the PECO Charter limits the liability of its directors and officers for monetary damages to the maximum extent permitted under Maryland law. As a result, PECO and the PECO stockholders may have more limited rights against PECO’s directors, officers, employees and agents, than might otherwise exist under common law, which could reduce the PECO stockholders’ and PECO’s recovery against them. In addition, PECO may be obligated to fund the defense costs incurred by PECO’s directors, officers, employees and agents in some cases which would decrease the cash otherwise available for distribution to stockholders.
If PECO OP fails to qualify as a partnership for U.S. federal income tax purposes, PECO would fail to qualify as a REIT and suffer other adverse consequences.
PECO believes that PECO OP is organized and will be operated in a manner so as to be treated as a partnership, and not an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. As a partnership, PECO OP will not be subject to U.S. federal income tax on its income. Instead, each of its partners, including PECO, will be allocated that partner’s share of PECO OP’s income. No assurance can be provided, however, that the IRS will not challenge PECO OP’s status as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating PECO OP as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, PECO would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, would cease to qualify as a REIT. Also, the failure of PECO OP to qualify as a partnership would cause it to become subject to U.S. federal corporate income tax, which would reduce significantly the amount of its cash available for debt service and for distribution to its partners, including PECO.
PECO OP has a carryover tax basis on certain of its assets as a result of the PELP transaction and the merger with REIT II, and the amount that PECO has to distribute to stockholders therefore may be higher.
As a result of each of the PELP transaction and the merger with REIT II, certain of PECO OP’s properties have carryover tax bases that are lower than the fair market values of these properties at the time of the acquisition. As a result of this lower aggregate tax basis, PECO OP will recognize higher taxable gain upon the sale of these assets, and PECO OP will be entitled to lower depreciation deductions on these assets than if it had purchased these properties in taxable transactions at the time of the acquisition. Such lower depreciation deductions and increased gains on sales allocated to PECO generally will increase the amount of PECO’s required distribution under the REIT rules, and will decrease the portion of any distribution that otherwise would have been treated as a “return of capital” distribution.
The Combined Company intends to use TRSs, which may cause PECO to fail to qualify as a REIT.
To qualify as a REIT for federal income tax purposes, PECO holds, and the Combined Company plans to continue to hold, its non-qualifying REIT assets and conduct certain of the Combined Company’s non-qualifying REIT income activities in or through one or more TRSs. A TRS is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. A TRS also includes any corporation other than a REIT with respect to which a TRS owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non- customary services to tenants of its parent REIT. A TRS is subject to income tax as a regular C-corporation.
The net income of the Combined Company’s TRSs is not required to be distributed to the Combined Company and income that is not distributed to the Combined Company will generally not be subject to the REIT income distribution requirement. However, the Combined Company’s TRSs may pay dividends. Such dividend income should qualify under the 95%, but not the 75%, gross income test. PECO will monitor the amount of the dividend and other income from the Combined Company’s TRSs and will take actions intended to keep this income, and any other non-qualifying income, within the limitations of the REIT income tests. While the Combined Company expects these actions will prevent a violation of the REIT income tests, the Combined Company cannot guarantee that such actions will in all cases prevent such a violation.
The Combined Company’s ownership of TRSs will be subject to limitations that could prevent the Combined Company from growing the Combined Company’s management business and the Combined Company’s transactions with its TRSs could cause the Combined Company to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on an arm’s-length basis.
No more than 20% of the value of a REIT’s gross assets, may consist of interests in TRSs. Compliance with this limitation could limit the Combined Company’s ability to grow its management business. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. The Combined Company will monitor the value of investments in its TRSs in order to ensure compliance with TRS ownership limitations and will structure its transactions with its TRSs on terms that the Combined Company believes are arm’s-length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that the Combined Company will be able to comply with the TRS ownership limitation or be able to avoid application of the 100% excise tax.
REIT distribution requirements could adversely affect PECO’s ability to execute its business plans, including because PECO may be required to borrow funds to make distributions to its stockholders or otherwise depend on external sources of capital to fund such distributions.
PECO generally must distribute annually at least 90% of its REIT taxable income (which is determined without regard to the dividends paid deduction or net capital gain for this purpose) in order to continue to qualify as a REIT. To the extent that PECO satisfies the distribution requirement, but distributes less than 100% of its taxable income, PECO will be subject to federal corporate income tax on its undistributed taxable income. In addition, PECO may elect to retain and pay income tax on its net long-term capital gain. In that case, if PECO so elects, a stockholder would be taxed on its proportionate share of PECO’s undistributed long-term gain and would receive a credit or refund for its proportionate share of the tax paid by PECO. A stockholder, including a tax-exempt or foreign stockholder, would have to file a federal income tax return to claim that credit or refund. Furthermore, PECO will be subject to a 4% nondeductible excise tax if the actual amount distributed by PECO to its stockholders in a calendar year is less than a minimum amount specified under federal tax laws.
PECO intends to make distributions to its stockholders to comply with the REIT requirements of the Code and to avoid corporate income tax and the 4% excise tax. PECO may be required to make distributions to its stockholders at times when it would be more advantageous to reinvest cash in its business or when it does not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder its ability to operate solely on the basis of maximizing profits.
If PECO does not have other funds available, PECO could be required to borrow funds on unfavorable terms, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable PECO to distribute enough of its taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase PECO’s costs or reduce PECO’s equity.
Complying with REIT requirements may cause PECO to forgo otherwise attractive opportunities or liquidate otherwise attractive investments.
To continue to qualify as a REIT for federal income tax purposes, PECO must continually satisfy tests concerning, among other things, the sources of its income, the nature and diversification of its assets, the amounts it distributes to stockholders and the ownership of its stock. See ‘‘The Merger—U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Considerations Applicable to Holders of PECO Common Stock’’ on page 90.
The prohibited transactions tax may limit PECO’s ability to engage in transactions, including disposition of assets, which would be treated as sales for federal income tax purposes.
A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of dealer property, other than foreclosure property. PECO may be subject to the prohibited transaction tax upon a disposition of real property. Although a safe-harbor exception to prohibited transaction treatment is available, PECO cannot assure you that it can comply with such safe harbor or that it will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of its trade or business. Consequently, PECO may choose not to engage in certain sales of real property or may conduct such sales through a TRS.
It may be possible to reduce the impact of the prohibited transaction tax by conducting certain activities through a TRS. However, to the extent that PECO engages in such activities through a TRS, the income associated with such activities will be subject to a corporate income tax. In addition, the IRS may attempt to ignore or otherwise recast such activities in order to impose a prohibited transaction tax on PECO and there can be no assurance that such recast will not be successful.
PECO may recognize substantial amounts of REIT taxable income, which PECO would be required to distribute to its stockholders, in a year in which it is not profitable under GAAP principles or other economic measures.
PECO may recognize substantial amounts of REIT taxable income in years in which PECO is not profitable under GAAP or other economic measures as a result of the differences between GAAP and tax accounting methods. For instance, certain of PECO’s assets will be marked-to-market for GAAP purposes but not for tax purposes, which could result in losses for GAAP purposes that are not recognized in computing its REIT taxable income. Additionally, PECO may deduct its capital losses only to the extent of its capital gains in computing its REIT taxable income for a given taxable year. Consequently, PECO could recognize substantial amounts of REIT taxable income and would be required to distribute such income to you, in a year in which PECO is not profitable under GAAP or other economic measures.
PECO’s qualification as a REIT could be jeopardized as a result of an interest in joint ventures or investment funds.
PECO may hold certain limited partner or non-managing member interests in partnerships or limited liability companies that are joint ventures or investment funds. If a partnership or limited liability company in which PECO owns an interest takes or expects to take actions that could jeopardize its qualification as a REIT or require PECO to pay tax, PECO may be forced to dispose of its interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause PECO to fail a REIT gross income or asset test, and that PECO would not become aware of such action in time to dispose of its interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, PECO could fail to continue to qualify as a REIT unless it is able to qualify for a statutory REIT “savings” provision, which may require PECO to pay a significant penalty tax to maintain its REIT qualification.
Distributions paid by REITs do not qualify for the reduced tax rates that apply to other corporate distributions.
The maximum tax rate for ‘‘qualified dividends’’ paid by corporations to non-corporate stockholders is currently 20%. Distributions paid by REITs to non-corporate stockholders generally are taxed at rates that are lower than ordinary income rates, but those rates are higher than the 20% tax rate on qualified dividend income paid by corporations. Although this does not adversely affect the taxation of REITs or dividends payable by REITs, to the extent that the preferential rates continue to apply to regular corporate qualified dividends, the more favorable rates for corporate dividends may cause non-corporate investors to perceive that an investment in a REIT is less attractive than an investment in a non-REIT entity that pays dividends, thereby reducing the demand and market price of the stock of the Combined Company.

Legislative or regulatory tax changes could adversely affect the Combined Company or its stockholders.
At any time, the federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. The Combined Company cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. Any such change could result in an increase in the Combined Company’s, or its stockholders’, tax liability or require changes in the manner in which the Combined Company operates in order to minimize increases in its tax liability. A shortfall in tax revenues for states and municipalities in which the Combined Company operates may lead to an increase in the frequency and size of such changes. If such changes occur, the Combined Company may be required to pay additional taxes on its assets or income or be subject to additional restrictions. These increased tax costs could, among other things, adversely affect the Combined Company’s financial condition, the results of operations and the amount of cash available for the payment of dividends. The Combined Company and its stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation, or administrative interpretation.
On December 22, 2017, H.R. 1, known as the “Tax Cuts and Jobs Act” (the “TCJA”) was enacted into law. The TCJA makes major changes to the Code, including a number of provisions of the Code that affect the taxation of REITs and their shareholders. The effect of the significant changes made by the TCJA remains uncertain, and administrative guidance, which has and will continue to be issued on an ongoing basis, is required in order to fully evaluate the effect of many provisions.
Stockholders of PECO are urged to consult with their own tax advisors with respect to the impact that the TCJA and other legislation may have on their investment and the status of legislative, regulatory or administrative developments and proposals and their potential effect on their investment in shares of PECO common stock.
If the fiduciary of an employee benefit plan subject to ERISA (such as a profit sharing, Section 401(k) or pension plan) or an owner of a retirement arrangement subject to Section 4975 of the Code (such as an individual retirement account (‘‘IRA’’)) fails to meet the fiduciary and other standards under ERISA or the Code as a result of an investment in PECO’s stock, the fiduciary could be subject to penalties and other sanctions.
There are special considerations that apply to employee benefit plans subject to ERISA (such as profit sharing, Section 401(k) or pension plans) and other retirement plans or accounts subject to Section 4975 of the Code (such as an IRA) that are investing in shares PECO’s common stock. Fiduciaries and IRA owners investing the assets of such a plan or account in PECO’s common stock should satisfy themselves that:

•	the investment is consistent with their fiduciary and other obligations under ERISA and the Code;

•	the investment is made in accordance with the documents and instruments governing the plan or IRA, including the plan’s or account’s investment policy;

•	the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Code;

•	the investment in PECO’s shares, for which, in each case, no public market currently exists, is consistent with the liquidity needs of the plan or IRA;

•	the investment will not produce an unacceptable amount of ‘‘unrelated business taxable income’’ for the plan or IRA;

•	PECO’s stockholders will be able to comply with the requirements under ERISA and the Code to value the assets of the plan or IRA annually; and

•	the investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.
Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Code may result in the imposition of civil and criminal penalties and could subject the fiduciary to claims for damages or for equitable remedies, including liability for investment losses. In addition, if an investment in PECO’s shares constitutes a prohibited transaction under ERISA or the Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. In addition, the investment transaction must be undone. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified as a tax-exempt account and all of the assets of the IRA may be deemed distributed and subjected to tax. ERISA plan fiduciaries and IRA owners should consult with counsel before making an investment in PECO’s common stock.
If PECO’s assets are deemed to be plan assets, PECO may be exposed to liabilities under Title I of ERISA and the Code.
In some circumstances where an ERISA plan holds an interest in an entity, the assets of the entity are deemed to be ERISA plan assets unless an exception applies. This is known as the “look-through rule.” Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Title I of ERISA or Section 4975 of the Code, may be applicable, and there may be liability under these and other provisions of ERISA and the Code.
PECO believes that its assets should not be treated as plan assets because the shares of common stock of PECO should qualify as ‘‘publicly-offered securities’’ that are exempt from the look-through rules under applicable Treasury Regulations. PECO notes, however, that because certain limitations are imposed upon the transferability of PECO’s shares of common stock so that it may qualify as a REIT, and perhaps for other reasons, it is possible that this exemption may not apply. If that is the case, and if PECO is exposed to liability under ERISA or the Code, PECO’s performance and results of operations could be adversely affected.
If stockholders invested in PECO shares through an IRA or other retirement plan, they may be limited in their ability to withdraw required minimum distributions.
If stockholders established an IRA or other retirement plan through which they invested in PECO’s shares, federal law may require them to withdraw required minimum distributions (“RMDs”) from such plan in the future. The PECO share repurchase program limits the amount of repurchases (other than those repurchases as a result of a stockholder’s death or disability) that can be made in a given year. Additionally, stockholders of PECO will not be eligible to have their shares repurchased until they have held their shares for at least one year. As a result, they may not be able to have their shares repurchased at a time in which they need liquidity to satisfy the RMD requirements under their IRA or other retirement plan. Even if they are able to have their shares repurchased, the applicable share repurchase price is based on the estimated value per share of PECO common stock as determined by the PECO Board and this value is expected to fluctuate over time. As such, a repurchase may be at a price that is less than the price at which the shares were initially purchased. If stockholders fail to withdraw RMDs from their IRA or other retirement plan, they may be subject to certain tax penalties.
PECO and PECO III face other risks.
The foregoing risks are not exhaustive, and you should be aware that, following the merger, the Combined Company will face various other risks, including those discussed in reports filed by PECO and/or PECO III with the SEC. See “Where You Can Find More Information” on page 129.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus (including the Annexes), contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which PECO and PECO III operate and beliefs of, and assumptions made by, PECO management and PECO III management and involve uncertainties that could significantly affect the financial results of PECO, PECO III or the Combined Company. Words such as ‘‘may,’’ ‘‘will,’’ ‘‘would,’’ ‘‘could,’’ “should,” ‘‘expects,’’ ‘‘anticipates,’’ ‘‘intends,’’ ‘‘anticipates,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘seeks,’’ ‘‘estimates,’’ “continue,” “objective,” “strategy,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the business combination transaction involving PECO and PECO III, including future financial and operating results; PECO’s investment management growth prospects; PECO’s future distribution amounts; and the Combined Company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that PECO and PECO III expect or anticipate will occur in the future are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict.
Although PECO and PECO III believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, PECO and PECO III can give no assurance that their expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to:

•
each of PECO’s and PECO III’s success, or the success of the Combined Company, in implementing its business strategy and its ability to identify, underwrite, finance, consummate and integrate acquisitions or investments;

•	changes in national, regional and local economic conditions;

•	changes in financial markets and interest rates, or to the business or financial condition of PECO, PECO III or the Combined Company or their respective businesses;

•	the nature and extent of future competition;

•	each of PECO’s and PECO III’s ability, or the ability of the Combined Company, to pay down, refinance, restructure and/or extend its indebtedness as it becomes due;

•	the ability and willingness of each of PECO, PECO III and the Combined Company to maintain its qualification as a REIT due to economic, market, legal, tax or other considerations;

•	availability to PECO, PECO III and the Combined Company of financing and capital;

•
each of PECO’s and PECO III’s ability, or the ability of the Combined Company, to deliver high quality properties and services, to attract and retain qualified personnel and to attract and retain customers;

•	the ability and willingness of the Combined Company to complete a liquidity event, such as a listing of the shares of common stock of the Combined Company;

•
risks associated with the companies’ ability to consummate the merger, the timing of the closing of the merger and unexpected costs or unexpected liabilities that may arise from the merger, whether or not consummated;

•	PECO and PECO III’s ability to continue paying distributions at their current rate; and

•
those additional risks and factors discussed in reports filed with the SEC, by PECO and PECO III from time to time, including those discussed under the heading ‘‘Risk Factors’’ in their respective most recently filed reports on Forms 10-K and 10-Q.

Should one or more of the risks or uncertainties described above or elsewhere in this proxy statement/prospectus occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus.
All forward-looking statements, expressed or implied, included in this proxy statement/prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that PECO, PECO III or persons acting on their behalf may issue.
Neither PECO nor PECO III undertakes any duty to update any forward-looking statements appearing in this proxy statement/prospectus.

THE COMPANIES
Phillips Edison & Company, Inc. and Phillips Edison Grocery Center Operating Partnership I, L.P.
11501 Northlake Drive Cincinnati, OH 45249
PECO is an internally-managed, public non-traded REIT that was formed as a Maryland corporation in October 2009 and elected to be taxed as a REIT for U.S. federal income tax purposes for the year ended December 31, 2010.
PECO primarily owns and manages well-occupied, grocery-anchored neighborhood and community shopping centers having a mix of national, regional, and local retailers providing necessity-based goods and services in strong demographic markets throughout the United States. As of June 30, 2019, PECO managed a diversified portfolio of 336 shopping centers, including 298 centers owned directly by PECO comprising approximately 33.5 million square feet located in 32 states.
PECO was incorporated in the state of Maryland on October 13, 2009. PECO owns its interests in all of its properties and conducts substantially all of its business through PECO OP, a Delaware limited partnership formed in December 2009. PECO’s principal executive offices are located at 11501 Northlake Drive, Cincinnati, Ohio 45249. PECO’s telephone number at that location is (513) 554-1110. PECO’s website is located at www.phillipsedison.com. The information found on, or otherwise accessible through, PECO’s website is not incorporated into, and does not form a part of, this proxy statement/prospectus or any other report or document PECO files with or furnishes to the SEC.
Business Objectives and Strategies of PECO
Owned Real Estate
PECO’s business objective is to own and operate well-occupied, grocery-anchored shopping centers that generate cash flows to support distributions to PECO’s stockholders with the potential for capital appreciation.
PECO typically invests in neighborhood shopping centers (with an average footprint of 110,000 leasable square feet) located in attractive demographic markets throughout the United States where PECO’s management believes PECO’s fully integrated operating platform can add value through the following strategies:

•
Acquisitions—PECO’s acquisitions team takes a disciplined, targeted approach to acquisitions as it reviews thousands of properties each year. After a thorough financial review, comprehensive underwriting analysis, and exhaustive due diligence process, only the most financially attractive grocery-anchored properties are ultimately added to PECO’s portfolio.

•
Leasing—PECO’s national footprint of experienced leasing professionals is dedicated to increasing rental income by capitalizing on PECO’s portfolio’s below-market leases and increasing the occupancy at PECO’s centers through the lease-up of property vacancies by leveraging national and regional tenant relationships.

•
Portfolio Management—PECO’s portfolio management team seeks to add value by overseeing all aspects of operations at PECO’s properties, as well as optimizing the centers’ merchandising mix, and identifying opportunities for redevelopment or repositioning.

•
Property Management—PECO’s national footprint of property managers strives to develop and maintain a pleasant, clean, and safe environment where retailers can be successful and customers can enjoy their shopping experience. Property management is committed to effectively managing operating costs at the property level in order to maximize cash flows and improve profitability.

•	Capital Markets—PECO’s capital markets team is dedicated to maintaining a conservative balance sheet with an appropriately staggered debt maturity profile that is well positioned for long-term growth.

•
Legal, Finance, Accounting, Tax, Marketing, Risk Management, IT, Human Resources, etc.—PECO’s other in-house teams add value by utilizing technology and broad processes to create efficiencies through scale, creating a better experience for PECO’s tenants while reducing costs. PECO’s associates are dedicated to PECO’s long-term commitment of being the leading owner and operator of grocery-anchored shopping centers.

Third-Party Investment Management Business
In addition to managing PECO’s shopping centers, PECO’s third-party investment management business provides comprehensive real estate and asset management services to: (i) a non-traded, publicly registered REIT; (ii) three institutional joint ventures; and (iii) a private fund, with total assets under management of approximately $725 million as of June 30, 2019.
For each of these programs, PECO raises equity capital through either public or private offerings, invests those funds, and manages their assets in return for fee revenue as specified in PECO’s advisory agreements with them.

Strategic Alternatives
PECO is continuously evaluating strategic alternatives to create liquidity for PECO’s investors. In conjunction with the PELP transaction, PECO brought on an experienced management team that allows PECO to fully consider all alternatives. PECO is focused on maximizing the value for PECO’s stockholders while seeking to provide liquidity for PECO’s stockholders. In connection with the merger with REIT II, PECO increased in size to a total enterprise value of approximately $6.0 billion.
Segment Data
Following the merger with REIT II, PECO determined as of December 31, 2018, it has one reportable segment. As of December 31, 2017, following the PELP transaction, PECO operated through two business segments: Owned Real Estate and Investment Management. Prior to the completion of the PELP transaction in October 2017, PECO was externally-managed and PECO’s only reportable segment was the aggregated operating results of PECO’s owned real estate. Therefore, PECO did not report any segment disclosures for the year ended December 31, 2016.
Real Estate Investments
As of June 30, 2019, PECO directly and indirectly owned 328 properties throughout the United States. The following table presents information regarding the geographical location of PECO’s properties, and the prorated portion of those owned through PECO’s joint ventures, by annualized base rent (“ABR”) as of June 30, 2019 (dollars and square feet in thousands). For additional portfolio information, refer to PECO’s “Schedule III - Real Estate Assets and Accumulated Depreciation” in this proxy statement/prospectus beginning on page F-38.

State	ABR(1)	% ABR	ABR/Leased Square Foot	GLA(2)	% GLA	% Leased	Number of Properties
Florida	$49,789	12.5%	$12.30	4,333	12.7%	93.4%	56
California	39,507	10.0%	17.61	2,379	7.0%	94.3%	25
Texas	35,757	9.0%	15.31	2,436	7.2%	95.9%	19
Georgia	31,657	8.0%	11.72	2,810	8.2%	96.1%	30
Ohio	29,487	7.4%	9.73	3,145	9.2%	96.4%	28
Illinois	21,608	5.5%	14.54	1,633	4.8%	91.0%	14
Colorado	16,733	4.2%	14.56	1,187	3.5%	96.8%	11
Virginia	15,173	3.8%	12.53	1,355	4.0%	89.4%	13
Massachusetts	14,526	3.7%	13.76	1,080	3.2%	97.7%	9
South Carolina	11,838	3.0%	8.88	1,468	4.3%	90.8%	13
Pennsylvania	11,482	2.9%	11.62	1,066	3.1%	92.7%	7
Arizona	10,835	2.7%	11.56	1,001	2.9%	93.6%	9
Minnesota	10,355	2.6%	11.91	901	2.6%	96.5%	9
Wisconsin	9,071	2.3%	9.92	944	2.8%	96.8%	8
North Carolina	9,599	2.4%	10.39	967	2.8%	95.5%	14
Maryland	8,497	2.1%	19.34	464	1.4%	94.7%	4
Tennessee	8,053	2.0%	7.91	1,038	3.1%	98.1%	7
Indiana	7,246	1.8%	8.31	899	2.6%	97.0%	6
Michigan	6,709	1.7%	9.24	744	2.2%	97.5%	6
New Mexico	6,634	1.7%	12.65	596	1.7%	88.0%	6
Oregon	6,321	1.6%	13.96	470	1.4%	96.4%	6
Connecticut	5,494	1.4%	13.79	419	1.2%	95.1%	4
Kentucky	5,233	1.3%	8.56	649	1.9%	94.2%	4
Nevada	5,048	1.3%	18.31	279	0.8%	98.7%	4
Kansas	4,573	1.2%	10.60	452	1.3%	95.4%	4
New Jersey	4,493	1.1%	16.76	272	0.8%	98.7%	2
Iowa	2,980	0.8%	8.58	360	1.1%	96.6%	3
Washington	2,532	0.6%	15.22	170	0.5%	97.6%	2
Missouri	2,295	0.6%	10.69	222	0.7%	96.9%	2
New York	1,461	0.4%	11.12	165	0.5%	79.6%	1
Alabama	1,012	0.3%	7.37	172	0.5%	79.9%	1
Utah	451	0.1%	30.97	15	—%	100.0%	1
Total	$396,449	100.0%	$12.29	34,091	100.0%	94.6%	328

(1)	We calculate ABR as monthly contractual rent as of June 30, 2019, multiplied by 12 months.

(2)	Gross leasable area (“GLA”) is defined as the portion of the total square feet of a building that is available for tenant leasing.

Additionally, the following table details information for our joint ventures, the prorated information for which is included in the preceding and subsequent tables (dollars and square feet in thousands):

Joint Venture	Ownership Percentage	Number of Properties	Prorated ABR	Prorated GLA
Necessity Retail Partners	20%	13	$3,677	278
Grocery Retail Partners I	15%	17	3,681	286
Lease Expirations
The following chart shows, on an aggregate basis, all of the scheduled lease expirations after June 30, 2019, for each of the next ten years and thereafter for our 298 properties and the prorated portion of those owned through our joint ventures. The chart shows the leased square feet and ABR represented by the applicable lease expiration year:

$60
$50
$40
$30
$20
$10
$0
(dollars in millions)
6,000
5,000
4,000
3,000
2,000
1,000
0
(square feet in thousands)
$4.0
$11.8
$43.3
$49.6
$45.8
$58.3
$49.8
$28.5
$25.5
$20.9
$20.4
$38.6
MTM (99)
2019 (259)
2020 (728)
2021 (809)
2022 (757)
2023 (754)
2024 (679)
2025 (294)
2026 (257)
2027 (256)
2028 (227)
2029+ (244)
Expiration Year and (Number of Leases Expiring)
Anchor - ABR
Inline - ABR
GLA

Additionally, subsequent to June 30, 2019, we renewed approximately 0.6 million total square feet and $4.1 million of total ABR of the expiring leases, inclusive of our pro rata share related to our joint ventures.
Based on current market base rental rates, we continue to believe we will achieve an overall positive increase in our average ABR for expiring leases. However, changes in base rental income associated with individual signed leases on comparable spaces may be positive or negative, and we can provide no assurance that the base rents on new leases will continue to increase from current levels.
During the six months ended June 30, 2019, rent per square foot for renewed leases increased to $14.34 per square foot as compared to $13.12 rent per square foot prior to renewal. See ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations-Results of Operations-Leasing Activity’’ attached to this proxy statement/prospectus as Annex C, for further discussion of leasing activity.
Based on current market base rental rates, PECO believes PECO will achieve an overall positive increase in its average ABR for expiring leases. However, changes in base rental income associated with individual signed leases on comparable spaces may be positive or negative, and PECO can provide no assurance that the base rents on new leases will continue to increase from current levels.
Portfolio Tenancy
Prior to the acquisition of a property, PECO assesses the suitability of the grocery-anchor tenant and other tenants in light of PECO’s investment objectives, namely, preserving capital and providing stable cash flows for distributions. Generally, PECO assesses the strength of the tenant by consideration of many factors, such as its financial strength and market share in the geographic area of the shopping center, as well as location-specific factors, such as the store’s sales, local competition, and demographics. When assessing the tenancy of the non-anchor space at the shopping center, PECO considers the tenant mix at each shopping center in light of PECO’s portfolio, the proportion of national and national-franchise tenants, the creditworthiness of specific tenants, and the timing of lease expirations. When evaluating non-national tenancy, PECO attempts to obtain credit enhancements to leases, which typically come in the form of deposits and/or guarantees from one or more individuals.
PECO defines national tenants as those tenants that operate in at least three states. Regional tenants are defined as those tenants that have at least three locations. The following charts present the composition of PECO’s portfolio, including PECO’s wholly-owned properties and the prorated portion of those owned through our joint ventures, by tenant type as of June 30, 2019:

The following charts present the composition of our portfolio by tenant industry as of June 30, 2019:

The following table presents PECO’s top ten tenants, including our wholly-owned properties and the prorated portion of those owned through our joint ventures, grouped according to parent company, by ABR, as of June 30, 2019 (dollars and square feet in thousands):

Tenant	ABR	% of ABR	Leased Square Feet	% of Leased Square Feet	Number of Locations(1)
Kroger	$27,227	6.9%	3,549	11.0%	69
Publix	21,986	5.5%	2,231	6.9%	58
Albertsons-Safeway	17,018	4.3%	1,680	5.2%	32
Ahold Delhaize	16,798	4.2%	1,262	3.9%	25
Walmart	10,451	2.6%	1,956	6.1%	16
Giant Eagle	9,163	2.3%	900	2.8%	13
Sprouts Farmers Market	4,343	1.1%	304	0.9%	10
Dollar Tree	4,189	1.1%	469	1.5%	47
Raley's	3,897	1.0%	262	0.8%	5
Subway	3,142	0.8%	133	0.4%	99
Total	$118,214	29.8%	12,746	39.5%	374

(1)	Number of locations excludes auxiliary leases with grocery anchors such as fuel stations, pharmacies, and liquor stores.
Legal Proceedings
From time to time, PECO is party to legal proceedings, which arise in the ordinary course of PECO’s business. PECO is not currently involved in any legal proceedings for which PECO is not covered by its liability insurance or the outcome is reasonably likely to have a material impact on PECO’s results of operations or financial condition, nor is PECO aware of any such legal proceedings contemplated by governmental authorities.
Tax Status
PECO elected to be taxed as a REIT for U.S. federal income tax purposes for the year ended December 31, 2010. As a result of the PELP transaction, PECO holds, and plans to continue to hold, PECO’s non-qualifying REIT assets and conduct certain of PECO’s non-qualifying REIT income activities in or through a TRS. A TRS is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. A TRS also includes any corporation other than a REIT with respect to which a TRS owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. A TRS is subject to income tax as a C-corporation.
Competition
PECO is subject to significant competition in seeking real estate investments and tenants. PECO competes with many third parties engaged in real estate investment activities including other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, lenders, hedge funds, governmental bodies, and other entities. Some of these competitors, including larger REITs, have substantially greater financial resources than PECO does and generally enjoy significant competitive advantages that result from, among other things, increased access to capital, lower cost of capital, and enhanced operating efficiencies. In addition to these entities, PECO also faces competition from smaller landlords and companies at the local level in seeking tenants to occupy its shopping centers. In these local markets, PECO seeks to attract potential tenants and retain existing tenants from the same tenant base as do local landlords and entities of varying sizes. This further increases the number of competitors PECO has and the type of competition that PECO faces in seeking to execute on its business objectives and strategies.
Employees
As of June 30, 2019, PECO had approximately 300 employees. Prior to the completion of the PELP transaction, PECO did not have any employees. However, PELP’s employees and executive officers were compensated, in part, for their services rendered to PECO.
Environmental Matters
As an owner and operator of real estate, PECO is subject to various environmental laws of federal, state, and local governments. Compliance with federal, state, and local environmental laws has not had a material, adverse effect on PECO’s business, assets, results of operations, financial condition, and ability to pay distributions, and PECO does not believe that PECO’s existing portfolio will require PECO to incur material expenditures to comply with these laws and regulations.

Quantitative and Qualitative Disclosures about Market Risk
PECO utilizes interest rate swaps in order to hedge a portion of its exposure to interest rate fluctuations. PECO does not intend to enter into derivative or interest rate transactions for speculative purposes. PECO’s hedging decisions are determined based upon the facts and circumstances existing at the time of the hedge and may differ from PECO’s currently anticipated hedging strategy. Because PECO uses derivative financial instruments to hedge against interest rate fluctuations, PECO may be exposed to both credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe PECO, which creates credit risk for PECO. If the fair value of a derivative contract is negative, PECO will owe the counterparty and, therefore, not have credit risk.
PECO seeks to minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.
As of June 30, 2019, PECO had eleven interest rate swaps that fixed the LIBOR on $1.6 billion of PECO’s unsecured term loan facilities.
As of June 30, 2019, PECO had not fixed the interest rate on $331.4 million of its unsecured debt through derivative financial instruments, and as a result, PECO is subject to the potential impact of rising interest rates, which could negatively impact PECO’s profitability and cash flows. The impact on PECO’s results of operations of a one-percentage point increase in interest rates on the outstanding balance of PECO’s variable-rate debt at June 30, 2019, would result in approximately $3.3 million of additional interest expense annually. The additional interest expense was determined based on the impact of hypothetical interest rates on PECO’s borrowing cost and assumes no changes in PECO’s capital structure (including the consummation of the transactions contemplated by the merger agreement).
The information presented above does not consider all exposures or positions that could arise in the future. Hence, the information represented herein has limited predictive value. As a result, the ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during the period, the hedging strategies at the time, and the related interest rates.
PECO does not have any foreign operations, and thus PECO is not exposed to foreign currency fluctuations.
Access to Company Information
PECO electronically files its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy and Information statements, and all amendments to those reports with the SEC. The SEC maintains an Internet site at www.sec.gov that contains the reports, proxy and information statements, and other information regarding issuers, including PECO, that are filed electronically. The contents of PECO’s website are not incorporated by reference.
PECO makes available, free of charge, by responding to requests addressed to PECO’s investor relations group, the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports on its website, www.phillipsedison.com. These reports are available as soon as reasonably practicable after such material is electronically filed or furnished to the SEC.
Phillips Edison Grocery Center REIT III, Inc.
11501 Northlake Drive, Cincinnati, OH 45249
PECO III is a public, non-traded REIT that was formed as a Maryland corporation in April 2016 and elected to be taxed as a REIT for U.S. federal income tax purposes for the year ended December 31, 2017. PECO III is co-sponsored by PECO and Griffin and is externally managed by the advisor, an entity jointly owned by affiliates of PECO and Griffin.
Historically, PECO III has been externally advised and paid fees to the advisor under the advisory agreement. In connection with the merger, the advisory agreement will be terminated immediately prior to the closing of the merger.
As of June 30, 2019, PECO III owned fee simple interests in three real estate properties, comprising 251,000 square feet. In addition, PECO III owns a 10% equity interest in a joint venture that owned three properties as of June 30, 2019.
PECO III’s principal executive offices are located at 11501 Northlake Drive, Cincinnati, Ohio 45249, and its telephone number is (513) 554-1110. PECO III’s website is located at www.grocerycenterreit3.com. The information found on, or otherwise accessible through, PECO III’s website is not incorporated into, and does not form a part of, this proxy statement/prospectus or any other report or document PECO III files with or furnishes to the SEC.
Business Objectives and Strategies of PECO III
PECO III invests primarily in well-occupied, grocery-anchored neighborhood and community shopping centers having a mix of creditworthy national and regional retailers selling necessity-based goods and services in strong demographic markets throughout the United States. PECO III owns its interests in all of its properties and conducts substantially all of its business through Phillips Edison Grocery Center Operating Partnership III, L.P., a Delaware limited partnership formed in October 2016.
Segment Data
PECO III currently views its company as one reportable segment. Accordingly, PECO III did not report any other segment disclosures in 2018.
Real Estate Investments
As of June 30, 2019, PECO III wholly-owned three properties throughout the United States, acquired from third parties unaffiliated with PECO III or PECO. PECO III also owned three properties through a joint venture in which PECO III owns a 10% equity interest. The following table presents information regarding the geographical location of PECO III’s properties, and the prorated portion of those owned through PECO III’s joint venture, by ABR, as of June 30, 2019 (dollars and square feet in thousands). For additional portfolio information, refer to PECO III’s “Schedule III - Real Estate Assets and Accumulated Depreciation” beginning on page F-93.

State	ABR(1)	% ABR	ABR/Leased Square Foot	GLA(2)	% GLA	% Leased	Number of Properties
Virginia	$2,437	49.8%	$26.96	92	32.6%	98.3%	1
Massachusetts	1,370	28.0%	15.60	90	31.9%	97.6%	1
Florida	818	16.7%	11.38	77	27.3%	93.7%	2
Illinois	154	3.2%	12.09	13	4.7%	95.2%	1
Minnesota	113	2.3%	12.73	10	3.5%	89.6%	1
Total	$4,892	100.0%	$18.00	282	100.0%	96.4%	6

(1)	PECO III calculates ABR as monthly contractual rent as of June 30, 2019, multiplied by 12 months.

(2)	GLA is defined as the portion of the total square feet of a building that is available for tenant leasing.
Additionally, the following table details information for PECO III joint venture, the prorated information for which is included in the preceding and subsequent tables (dollars and square feet in thousands):

Joint Venture	Ownership Percentage	Number of Properties	Prorated ABR	Prorated GLA
Grocery Retail Partners II	10%	3	$377	31

Lease Expirations
The following chart shows, on an aggregate basis, all of the scheduled lease expirations after June 30, 2019, for each of the next ten years and thereafter for PECO III’s three shopping centers, as well as the pro rata share of the three properties owned by GRP II. The chart shows the ABR and leased square feet represented by the applicable lease expirations (dollars and square feet in thousands):

$1,200
$1,000
$800
$600
$400
$200
$0
(dollars in thousands)
75
50
25
0
(square feet in thousands)
$178
$759
$604
$583
$788
$573
$8
$142
$192
$71
$995
2019 (4)
2020 (15)
2021 (15)
2022 (20)
2023 (18)
2024 (10)
2025 (3)
2026 (6)
2027 (6)
2028 (3)
2029+ (6)
Expiration Year and (Number of Leases Expiring)
Anchor - ABR
Inline - ABR
GLA

During the six months ended June 30, 2019, rent per square foot for renewed leases increased to $9.70 per square foot as compared to $9.51 rent per square foot prior to renewal. See ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Leasing Activity’’ attached to this proxy statement/prospectus as Annex D for further discussion of leasing activity.
Based on current market base rental rates, PECO III believes it will achieve an overall positive increase in its average base rental income for leases expiring in 2019. However, changes in base rental income associated with individual signed leases on comparable spaces may be positive or negative, and PECO III can provide no assurance that the base rents on new leases will continue to increase from current levels.
Portfolio Tenancy
Prior to the acquisition of a property, PECO III assesses the suitability of the anchor tenant and other tenants in light of PECO III’s principal investment objectives, namely, preserving capital and providing stable cash flows for distributions, realizing growth in value of its assets upon sale of such assets, and providing its investors with the potential for future liquidity. Generally, PECO III assesses the strength of the tenant by consideration of company factors, such as its financial strength and market share in the geographic area of the shopping center, as well as location-specific factors, such as the store’s sales, local competition, and demographics. When assessing the tenancy of the non-anchor space at the shopping center, PECO III considers the tenant mix at each shopping center in light of PECO III’s portfolio, the proportion of national and national franchise tenants, the creditworthiness of specific tenants, and the timing of lease expirations. When evaluating non-national tenancy, PECO III attempts to obtain credit enhancements to leases, which typically come in the form of deposits and/or guarantees from one or more individuals.

PECO III defines national tenants as those tenants that operate in at least three states. Regional tenants are defined as those tenants that have at least three locations. The following charts present the composition of PECO III’s portfolio, including the pro rata portion of the joint venture, by tenant type as of June 30, 2019:
The following charts present the composition of our portfolio, including the pro rata share of the three properties held by GRP II, by tenant industry, as of June 30, 2019:
Legal Proceedings
From time to time, PECO III is party to legal proceedings, which arise in the ordinary course of PECO III’s business. PECO III is not currently involved in any legal proceedings for which the outcome is reasonably likely to have a material impact on PECO III’s results of operations or financial condition, nor is PECO III aware of any such legal proceedings contemplated by any governmental authorities.
Competition
PECO III is subject to significant competition in seeking real estate investments and tenants, as well as in seeking to raise capital. PECO III competes with many third parties engaged in real estate investment activities including other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, lenders, hedge funds, governmental bodies, and other entities. Some of these competitors, including larger REITs, have substantially greater financial resources than PECO III does and generally enjoy significant competitive advantages that result from, among other things, increased access to capital, lower cost of capital, and enhanced operating efficiencies.
Employees
PECO III does not have any employees. In addition, all of PECO III’s executive officers are also officers of PECO or one or more of its affiliates and are compensated by those entities, in part, for their service rendered to PECO III. PECO III does not separately compensate its executive officers for their service as officers.

Environmental Matters
As an owner of real estate, PECO III is subject to various environmental laws of federal, state and local governments. Compliance with federal, state and local environmental laws has not had a material, adverse effect on PECO III’s business, assets, results of operations, financial condition and ability to pay distributions, and PECO III does not believe that its existing portfolio will require PECO III to incur material expenditures to comply with these laws and regulations.
Quantitative and Qualitative Disclosures about Market Risks
Quantitative and qualitative disclosures about market risk have been omitted as permitted under rules applicable to smaller reporting companies.
Access to Company Information
PECO III electronically files its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports with the SEC. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically. The contents of PECO III’s website are not incorporated by reference.
REIT Merger Sub, LLC
11501 Northlake Drive, Cincinnati, OH 45249
REIT Merger Sub, LLC is a limited liability company formed in Maryland on August 16, 2019. Pursuant to the terms of the merger agreement, Merger Sub will survive the merger as a wholly-owned subsidiary of PECO OP. Merger Sub’s principal executive office will be located at 11501 Northlake Drive, Cincinnati, Ohio 45249, and its telephone number is (513) 554-1110.

THE PECO III SPECIAL MEETING
This proxy statement/prospectus is being furnished in connection with the solicitation of proxies from PECO III stockholders for use at the PECO III Special Meeting. This proxy statement/prospectus and accompanying form of proxy are first being mailed to PECO III stockholders on or about [●], 2019.
Date, Time, Place and Purpose of the PECO III Special Meeting
The special meeting of the PECO III stockholders will be held at [●] Eastern Time on [●], 2019 via live webcast at www.virtualshareholdermeeting.com/PER2019SM for the following purposes:

1.	to consider and vote on a proposal to approve the merger and the other transactions contemplated by the merger agreement;

2.	to consider and vote on a proposal to approve the PECO III charter amendment in connection with the merger;

3.
to consider and vote on a proposal to approve one or more adjournments of the PECO III Special Meeting to another date, time or place, if necessary or appropriate, as determined by the Chair of the PECO III Special Meeting, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement or the proposal to approve the charter amendment; and

4.	to attend to such other business as may properly come before the meeting and any adjournment or postponement thereof.
Recommendation of the PECO III Board of Directors
The PECO III Board (with the unanimous vote of the independent directors), based on the unanimous recommendation of the PECO III Special Committee, recommends that the PECO III stockholders vote (i) FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, (ii) FOR the proposal to approve the PECO III charter amendment in connection with the merger, and (iii) FOR the proposal to approve one or more adjournments of the PECO III Special Meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement or the proposal to approve the charter amendment. For the reasons for this recommendation, see ‘‘The Merger—Recommendation of the PECO III Board of Directors and Its Reasons for the Merger’’ beginning on page 55.
PECO III Record Date; Who Can Vote at the PECO III Special Meeting
Only holders of record of shares of PECO III common stock at the close of business on [●], 2019, the record date, are entitled to notice of, and to vote at, the PECO III Special Meeting and any adjournment or postponement of the special meeting. As of the record date, there were [●] shares of PECO III common stock outstanding and entitled to vote at the PECO III Special Meeting, held by approximately [●] holders of record.
Each share of PECO III common stock owned on the record date is entitled to one vote on each proposal at the PECO III Special Meeting.
Required Vote; Quorum
Approval of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of a majority of all of the votes entitled to be cast on such proposal.
Approval of the proposal to approve the PECO III charter amendment in connection with the merger requires the affirmative vote of a majority of all of the votes entitled to be cast on such proposal.
Approval of the proposal to approve one or more adjournments of the PECO III Special Meeting to another date, time or place, if necessary or appropriate, as determined by the Chair of the PECO III Special Meeting, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement or the proposal to approve the charter amendment requires the affirmative vote of a majority of all of the votes cast on such proposal.
REGARDLESS OF THE NUMBER OF SHARES OF PECO III COMMON STOCK YOU OWN, YOUR VOTE IS VERY IMPORTANT! PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD TODAY OR VOTE BY TELEPHONE OR INTERNET.
PECO III’s bylaws provide that the presence, in person or by proxy, of stockholders entitled to cast at least 50% of all of the votes entitled to be cast at such meeting will constitute a quorum. Shares that are voted and shares abstaining from voting are treated as being present at the PECO III Special Meeting for purposes of determining whether a quorum is present.
No business may be conducted at the PECO III Special Meeting if a quorum is not present at the PECO III Special Meeting other than the proposal to adjourn the PECO III Special Meeting to solicit additional proxies. Pursuant to PECO III’s bylaws, the chair of the meeting may adjourn the PECO III Special Meeting to a later date, time and place announced at the meeting, whether or not a quorum is present and without a vote of stockholders.
Abstentions and Broker Non-Votes
Abstentions and broker non-votes will be counted in determining the presence of a quorum. Abstentions and broker non-votes, if any, will have the same effect as votes AGAINST (i) the proposal to approve the merger and the other transactions contemplated by the merger agreement and (ii) the proposal to approve the PECO III charter amendment in connection with the merger. Abstentions and broker non-votes will have no effect on the remaining proposal (or any other matters presented at the PECO III Special Meeting for approval of the PECO III stockholders), assuming a quorum is present.
Manner of Submitting Proxy
PECO III stockholders may vote for or against the proposals submitted at the PECO III Special Meeting in person or by proxy. PECO III stockholders can authorize a proxy in the following ways:

•
Internet. PECO III stockholders may submit a proxy over the Internet by going to www.proxyvote.com/PERIII with use of the control number on their proxy card. Once at the website, they should follow the instructions to submit a proxy.

•
Telephone. PECO III stockholders may submit a proxy using the toll-free number at 1-800-690-6903 and follow the recorded instructions. PECO III stockholders will be asked to provide the control number from the enclosed proxy card.

•	Mail. PECO III stockholders may submit a proxy by completing, signing, dating and returning their proxy card or voting instruction card in the preaddressed postage-paid envelope provided.
PECO III stockholders that participate in the PECO III Special Meeting via live webcast can vote online during the meeting prior to the closing of the polls, and any previous votes that such stockholder submitted by internet, telephone, or mail will be superseded.
PECO III stockholders should refer to their proxy cards or the information forwarded by their broker or other nominee to see which options are available to them.
The Internet and telephone proxy submission procedures are designed to authenticate stockholders and to allow them to confirm that their instructions have been properly recorded. If you submit a proxy over the Internet or by telephone, then you need not return a written proxy card or voting instruction card by mail. The Internet and telephone facilities available to record holders will close at 11:59 P.M. Eastern Time on [●], 2019.
The method by which PECO III stockholders submit a proxy will in no way limit their right to vote at the PECO III Special Meeting if they later decide to participate in the meeting via live webcast and vote online during the meeting.
All shares of PECO III common stock entitled to vote and represented by properly completed proxies received prior to the PECO III Special Meeting, and not revoked, will be voted at the PECO III Special Meeting as instructed on the proxies. If PECO III stockholders of record return properly executed proxies but do not indicate how their shares of PECO III common stock should be voted on a proposal, the shares of PECO III common stock represented by their properly executed proxy will be voted as the PECO III Board recommends and therefore, (i) FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, (ii) FOR the proposal to approve the PECO III charter amendment in connection with the merger, and (iii) FOR the proposal to approve one or more adjournments of the PECO III Special Meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement or the proposal to approve the charter amendment. If you do not provide voting instructions to your broker or other nominee, your shares of PECO III common stock will NOT be voted and will be considered broker non-votes.
Revocation of Proxies or Voting Instructions
PECO III stockholders of record may change their vote or revoke their proxy at any time before it is exercised at the PECO III Special Meeting by:

•	submitting notice in writing to PECO III’s Secretary at Phillips Edison Grocery Center REIT III, Inc., 11501 Northlake Drive, Cincinnati, Ohio 45249, Attn: Secretary;

•	executing and delivering a later-dated proxy card or submitting a later-dated proxy by telephone or on the Internet; or

•	voting in person at the PECO III Special Meeting.
Participating in the PECO III Special Meeting via live webcast without voting will not revoke your proxy.

PECO III stockholders who hold shares of PECO III common stock in an account of a broker or other nominee may revoke their voting instructions by following the instructions provided by their broker or other nominee.
Solicitation of Proxies; Payment of Solicitation Expenses
The solicitation of proxies from PECO III stockholders is made on behalf of the PECO III Board. PECO III will pay the cost of soliciting proxies from PECO III stockholders. PECO III has contracted with BFS to assist PECO III in the distribution of proxy materials and the solicitation of proxies. PECO, on behalf of PECO III, expects to pay BFS fees of approximately $58,000 to solicit proxies plus other fees and expenses for other services related to this proxy solicitation, including the review of proxy materials, dissemination of brokers’ search cards, distribution of proxy materials, operating online and telephone voting systems and receipt of executed proxies. In accordance with the regulations of the SEC, PECO III also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses incurred in forwarding proxy and solicitation materials to beneficial owners of shares of PECO III common stock.

PROPOSALS SUBMITTED TO PECO III STOCKHOLDERS
Merger Proposal
(Proposal 1 on the Proxy Card)
PECO III stockholders are asked to approve the merger and the other transactions contemplated by the merger agreement. For a summary and detailed information regarding this proposal, see the information about the merger and the merger agreement throughout this proxy statement/prospectus, including the information set forth in sections entitled “The Merger” beginning on page 50 and “The Merger Agreement” beginning on page 107. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus.
Pursuant to the merger agreement, approval of this proposal is a condition to the consummation of the merger. If this proposal is not approved, the merger will not be completed.
PECO III is requesting that PECO III stockholders approve the merger and the other transactions contemplated by the merger agreement. Approval of this proposal requires the affirmative vote of a majority of the votes entitled to be cast on such proposal.
Recommendation of the PECO III Board
The PECO III Board recommends that PECO III stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement.
Charter Proposal
(Proposal 2 on the Proxy Card)
PECO III stockholders are asked to consider and vote on a proposal to approve the PECO III charter amendment in connection with, and subject to, approval of the merger.
If adopted, the PECO III charter amendment would delete Section 9.14 related to roll-up transactions (and the associated definitions) from the PECO III charter. This section imposes substantive and procedural requirements relating to roll-up transactions, all of which will not be applicable if the PECO III charter amendment is approved. Pursuant to the merger agreement, approval of this proposal is a condition to completing the merger and if the PECO III charter amendment is not approved, the merger will not be completed even if the merger is approved. Likewise, the effectiveness of the PECO III charter amendment is conditioned on approval of the merger and the closing of the merger. If PECO III stockholders do not approve the merger and the merger does not close, the approval of the PECO III charter amendment will not become effective.
The PECO III charter defines a roll-up transaction as a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of PECO III and the issuance of securities of a roll-up entity that is created or would survive after the successful completion of the roll-up transaction. This definition does not include (1) a transaction involving securities of PECO III that have been listed on a national securities exchange for at least 12 months or (2) a transaction involving PECO III’s conversion to corporate, trust or association form if, as a consequence of the transaction, there will be no significant adverse change in stockholder voting rights, the term of PECO III’s existence, compensation to the advisor, its sponsor or PECO III’s investment objectives. The merger and the issuance of securities of PECO III may be considered a roll-up transaction.
In connection with any roll-up transaction involving the issuance of securities of a roll-up entity, the PECO III charter requires PECO III to obtain an appraisal of its assets from a competent independent appraiser. In addition, in connection with a proposed roll-up transaction, the PECO III charter requires the person sponsoring the roll-up transaction to offer to PECO III stockholders who vote against the proposed roll-up transaction the choice of: (i) accepting the securities of the roll-up entity offered in the proposed roll-up transaction or (ii) one of the following: (a) remaining as holders of PECO III common stock and preserving their interests therein on the same terms and conditions as existed previously or (b) receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of PECO III’s net assets. Under the PECO III charter, PECO III is prohibited from participating in any roll-up transaction: (1) that would result in the common stockholders having voting rights in a roll-up entity that are less than those provided in the PECO III charter; (2) that includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the roll-up entity, except to the minimum extent necessary to preserve the tax status of the roll-up entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the roll-up entity on the basis of the number of shares held by that investor; (3) in which investor’s rights to access of records of the roll-up entity will be less than those provided in the PECO III charter; or (4) in which any of the costs of the roll-up transaction would be borne by PECO III if the roll-up transaction is rejected by the PECO III stockholders.

PECO III believes that it would not be practical to complete the merger if it were required to comply with these provisions and the merger is specifically conditioned on the PECO III charter amendment.
The PECO III Board declared the PECO III charter amendment to be advisable on September 3, 2019. The full text of the PECO III charter amendment is set forth in the form of Articles of Amendment attached as Annex B.
PECO III is requesting that PECO III stockholders approve the proposal to approve the PECO III charter amendment in connection with the merger. Approval of this proposal requires the affirmative vote of a majority of the votes entitled to be cast on such proposal. If the merger is not completed, the PECO III charter amendment will not be effected either.
Recommendation of the PECO III Board
The PECO III Board recommends that PECO III stockholders vote FOR the proposal to approve the PECO III charter amendment in connection with the merger.
PECO III Adjournment Proposal
(Proposal 3 on the Proxy Card)
The PECO III stockholders are being asked to approve a proposal that will give the Chair of the PECO III Special Meeting the authority to adjourn the PECO III Special Meeting one or more times to another date, time or place, if necessary or appropriate, as determined by the Chair of the PECO III Special Meeting, to permit, among other things, further solicitation of proxies, if necessary or appropriate, in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement and the proposal to approve the charter amendment if there are not sufficient votes at the time of the PECO III Special Meeting to approve either of such proposals.
If, at the PECO III Special Meeting, the number of shares of PECO III common stock present or represented by proxy and voting for the approval of the proposal to approve the merger and the other transactions contemplated by the merger agreement or the proposal to approve the charter amendment is insufficient to approve either such proposal, PECO III intends to move to adjourn the PECO III Special Meeting to another place, date or time in order to enable the PECO III Board to solicit additional proxies for approval of the proposal.
PECO III is asking PECO III stockholders to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, as determined by the Chair of the PECO III Special Meeting, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement and the proposal to approve the charter amendment. Approval of this proposal requires the affirmative vote of at least a majority of all votes cast on such proposal.
Recommendation of the PECO III Board
The PECO III Board recommends that PECO III stockholders vote FOR the proposal to approve one or more adjournments of the PECO III Special Meeting to another date, time or place, if necessary or appropriate, as determined by the Chair of the PECO III Special Meeting, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement or the proposal to approve the charter amendment.

THE MERGER
The following is a description of the material aspects of the merger. While PECO and PECO III believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to PECO stockholders and PECO III stockholders. PECO and PECO III encourage PECO stockholders and PECO III stockholders to carefully read this entire proxy statement/prospectus, including the merger agreement and the other documents attached to this proxy statement/prospectus, for a more complete understanding of the merger.

General
The PECO III Special Committee and the PECO III Board have declared advisable, and each has approved, the merger agreement, the merger and the other transactions contemplated by the merger agreement (including the PECO III charter amendment) based on, among other factors, the reasons described below in the sections “—Recommendation of the PECO III Board of Directors and Its Reasons for the Merger.” In the merger, PECO III will merge with and into Merger Sub, with Merger Sub continuing as the Surviving Entity. PECO III stockholders will receive the merger consideration described below under “The Merger Agreement—Merger Consideration; Effects of the Merger.”
Background of the Merger
PECO III is a public, non-traded REIT that was formed as a Maryland corporation in April 2016 and elected to be taxed as a REIT for U.S. federal income tax purposes for the year ended December 31, 2017 and each year thereafter. PECO III commenced its initial public offering in May 2018. PECO III is externally advised and pays fees to its advisor under an advisory agreement. The advisor is jointly owned by affiliates of PECO and Griffin, and an affiliate of PECO serves as managing member of the advisor. In the ordinary course and from time to time, the PECO III Board has evaluated and considered a variety of financial and strategic opportunities as part of its long-term strategy to enhance value for PECO III stockholders, including potential acquisitions, divestitures, business combinations and other transactions.
On June 12, 2019, PECO, in its capacity as indirect managing member of the advisor to PECO III, met with the PECO III Board to discuss the status of the public offering of PECO III, noting the substantial headwinds in the public equity markets generally and specifically those facing public offerings by non-traded REITs. The PECO III Board, which had been steadily monitoring its fund-raising efforts since inception, decided that given the continuing challenges of raising capital, it was in the best interest of the company and its stockholders to suspend PECO III’s public offering, the dividend reinvestment plan offering and the share repurchase program, and to commence a review of potential strategic alternatives. The PECO III Board also considered having independent financial and legal advisors advise them in connection with evaluating and executing potential strategic alternatives. During the remainder of June 2019 and early July 2019, the PECO III Board and management then proceeded to review, evaluate and consider a variety of financial and strategic alternatives, including potential divestitures, liquidation, business combinations and other transactions.
As of July 2019, PECO III had not yet conducted its first post-IPO net asset value estimate. Therefore, on July 5, 2019, the independent directors of PECO III decided to accelerate the timing of its initial valuation update and engaged Duff & Phelps, an independent valuation expert which has expertise in appraising commercial real estate assets, to perform a valuation and determine a range of estimated values per share of PECO III common stock, in order to assist with the review of strategic alternatives.
On July 11, 2019, the management of PECO met with Leslie T. Chao, lead independent director of the PECO Board, to discuss the possibility of pursuing a strategic business combination with PECO III. Following this meeting, PECO sent to the independent directors of the PECO III Board a letter expressing interest in a possible strategic business combination between the two companies (the “July 11 Letter”). The July 11 Letter invited the independent directors of the PECO III Board to engage in discussions with PECO with respect to a potential business combination but did not include any specific transaction terms or conditions.
On July 19, 2019, the PECO III Board held a telephonic meeting to continue its review, evaluation and consideration of several potential strategic alternatives, including and the July 11 Letter. At the meeting, PECO III management presented to the PECO III Board and discussed with the board its view of the challenges of continuing to operate the company on a stand-alone basis, including the relationship of operating cash flows to the current dividend rate. Management also reviewed the impact on the aggregate gross proceeds raised by PECO III in its offerings of selling commissions and other offering costs, payment of dividends in excess of operating cash flow, financing costs and capital expenditures since the company’s inception. Management also provided an analysis of the relative advantages and disadvantages of liquidating, remaining as a stand-alone company, or pursuing a strategic transaction, such as the proposed business combination with PECO. Following this presentation and a discussion, the PECO III Board formed the PECO III Special Committee comprised solely of Ms. Huynh and Messrs. McDade and Smith, representing all of the independent directors of PECO III, to investigate and analyze potential strategic alternatives, including a potential combination with PECO; to negotiate the terms and conditions of any transaction;

and to make a recommendation to the full PECO III Board with respect to any such transaction. The PECO III Board authorized the PECO III Special Committee to utilize and retain, at PECO III’s expense, such financial and other advisors as the PECO III Special Committee deemed necessary or advisable. The PECO III Special Committee also discussed the amounts of consideration special committee members would typically receive for their service in connection with similar transactions but decided not to request such compensation in order to maximize returns for PECO III stockholders.
Also on July 19, 2019, following this meeting of the PECO III Board, the newly formed PECO III Special Committee held a telephonic meeting. At this meeting, the PECO III Special Committee agreed that the criteria for selecting advisors included knowledge and experience with REITs, shopping centers and mergers and the absence of any material relationships with PECO or its affiliates. After considering credentials and the lack of any material relationship with PECO or its affiliates, the PECO III Special Committee approved the appointment of Hogan Lovells LLP (“Hogan Lovells”) to serve as independent legal counsel to the PECO III Special Committee.
At the same meeting, Hogan Lovells then reviewed for the directors on the PECO III Special Committee their duties under Maryland law in connection with consideration of strategic alternatives and outlined key next steps for evaluating and considering the July 11 Letter, as well as other potential strategic alternatives. The PECO III Special Committee engaged in an extensive discussion regarding the strategic alternatives presented by management at the preceding full-board meeting, including a transaction with PECO, and also discussed the relative merits, advantages, disadvantages and challenges of pursuing a business combination with a different party. The PECO III Special Committee also discussed the timing of the Duff & Phelps valuation report and the benefits and costs of engaging a financial advisor to advise with respect to any strategic alternative that the PECO III Special Committee may elect to pursue, including opining on the fairness of any such transaction. Following this discussion, the PECO III Special Committee determined it would continue to consider all strategic alternatives while awaiting the Duff & Phelps valuation report and directed Hogan Lovells to solicit proposals from certain financial advisors with respect to providing a fairness opinion in the event the PECO III Special Committee decided to pursue a strategic transaction. The PECO III Special Committee also agreed to invite PECO to provide a formal written offer.
Accordingly, on July 19, 2019 following this meeting of the PECO III Special Committee, the PECO III Special Committee sent a letter to PECO acknowledging receipt of the July 11 Letter and inviting PECO to provide an offer with respect to a proposed business combination of PECO III and PECO as part of PECO III’s consideration of all strategic alternatives.
On July 22, 2019, Mr. Edison confirmed to Mr. McDade via telephone that PECO was preparing a formal offer.
On July 24, 2019, Duff & Phelps provided the PECO III Special Committee a preliminary draft valuation report providing a range of estimated per share values based substantially on its estimate of the “as is” market values of the PECO III property portfolio. Duff & Phelps made adjustments to the aggregate estimated value of the portfolio to reflect estimated balance sheet assets and liabilities provided by PECO III management as of June 30, 2019, before calculating a range of estimated values based on the number of outstanding shares of PECO III common stock as of June 30, 2019. These preliminary calculations produced an estimated PECO III NAV per share in the range of $6.22 to $6.88, with a mid-point of $6.54, as of June 30, 2019.
On July 26, 2019, the PECO Board held a telephonic meeting at which members discussed the potential for a strategic transaction between PECO and PECO III. Representatives of Goodwin Procter LLP (“Goodwin Procter”), outside counsel to PECO, also participated in the meeting. After discussion, the PECO Board authorized PECO management to proceed with submitting a merger proposal to PECO III and to seek to negotiate a potential transaction with PECO III on customary terms. PECO management was further instructed to report back to the PECO Board from time to time with updates, and to liaise as needed or helpful with Mr. Chao.
On July 29, 2019, Mr. Edison sent a letter to the independent directors of PECO III on behalf of PECO formally proposing a strategic business combination of PECO and PECO III (the “July 29 Letter”). The July 29 Letter described PECO’s view of the merits and potential benefits of a transaction with PECO, including increased size, scale and diversification of a combined company; a premium valuation to PECO III stockholders; enhanced distribution coverage to PECO III stockholders; maintaining the grocery-anchored investment strategy; simplified governance and removal of external advisor fees; the benefits of an established and experienced management team; and an efficient path to closing, with strong certainty of execution. Based upon PECO’s internal valuation and assessment of PECO III’s common stock, the July 29 Letter proposed, on a preliminary, non-binding basis, an all-stock merger between PECO III and a subsidiary of PECO pursuant to which the PECO III stockholders would receive an average of 0.6306 shares of PECO common stock for each share of PECO III common stock with Class I and Class T stockholders receiving a slightly higher exchange ratio to account for the higher cost per share and shorter holding period applicable to those classes, PECO would assume or pay off PECO III’s outstanding indebtedness of approximately $20.5 million, and each party would be responsible for their own transaction costs and expenses. The July 29 Letter also proposed that, upon consummation of the proposed merger, PECO would waive the requirement of PECO III to pay PECO, in its capacity as PECO III’s advisor pursuant to the terms of the advisory agreement, a disposition fee equal to 2% of PECO III’s enterprise value. The July 29 Letter stated that PECO’s proposal assumed a price of $11.10 per share for PECO’s common stock, which was the net asset value per share declared by PECO’s Board on May 8, 2019, and a price of $7.00 per share for PECO III’s common stock. After sending the letter, Mr. Edison called Mr. McDade to discuss the July 29 Letter and advised that if PECO III’s indebtedness increased prior to closing as a result of PECO III continuing to pay distributions at the current rate through the closing of the transaction, the offer price would be reduced accordingly.
On August 1, 2019, the PECO III Special Committee met telephonically and, with representatives of Hogan Lovells in attendance, discussed the Duff & Phelps draft valuation report and the proposals received from potential financial advisors with respect to advising the PECO III Special Committee. Hogan Lovells presented the PECO III Special Committee an overview and analysis of the July 29 Letter, including the financial and non-financial terms and the proposal to pay differing consideration to the different classes of PECO III common stock. Following this presentation, the PECO III Special Committee engaged in an extensive discussion regarding the relative advantages and disadvantages of the proposed PECO transaction as compared to a liquidation of the company, an alternative merger or sale transaction with a third party or pursuing the current strategy of operating as an independent, externally managed REIT. The PECO III Special Committee noted that the terms of the July 29 Letter already represented a meaningful premium to PECO III’s estimated mid-point NAV per share, as reflected in the Duff & Phelps preliminary draft valuation report, and the transaction proposed likely would involve lower execution risk and transaction costs than other strategic alternatives. The PECO III Special Committee also noted PECO’s more favorable dividend coverage, prospects for a listing, strong asset, geographic and tenant diversification, internal management structure, and exclusive focus on grocery-anchored shopping centers. The PECO III Special Committee also reviewed the considerable difficulties of continuing as a stand-alone company given its small scale, inability to pay dividends at historical rates based on current and projected operating cash flows, lack of asset, geographic and tenant diversification, low prospects for a successful liquidity event, and the barriers to growth given the challenges of raising capital. Following this discussion, the PECO III Special Committee determined to move forward in negotiating a potential transaction with PECO and asked Hogan Lovells to organize a business and legal due diligence call with executives of PECO. The call was scheduled for August 7, 2019.
Also at the August 1, 2019 meeting, the PECO III Special Committee considered, among other things, the qualifications, knowledge and experience of the financial advisors considered and their current and prior relationships with PECO III, PECO and their respective affiliates. After considering this, as well as the proposals provided by these financial advisors, the PECO III Special Committee agreed, subject to negotiation of an acceptable engagement letter, to engage Duff & Phelps to serve as independent financial advisor to the PECO III Special Committee and in such capacity provide a financial analysis of any proposed terms of a PECO transaction and, if applicable, provide a fairness opinion related to any such transaction. The PECO III Special Committee selected Duff & Phelps for a variety of reasons, including its experience with retail REITs, non-traded REITs and mergers and acquisitions, and its experience in representing independent directors and special committees in connection with related party transactions. The PECO III Special Committee and Duff & Phelps agreed that the ongoing valuation work for which Duff & Phelps had previously been engaged would be subsumed by the broader financial analysis it would do in acting as financial advisor to provide the fairness opinion. The PECO III Special Committee proceeded to negotiate an engagement letter with Duff & Phelps, which was executed on August 14, 2019. The PECO III Special Committee decided to defer further consideration of the July 29 Letter until after the PECO III Special Committee had received and considered the Duff & Phelps financial analysis.
On August 7, 2019, in advance of the previously scheduled business and legal due diligence call, Mr. Edison and Mr. McDade discussed the topics the PECO III Special Committee would like Mr. Edison and PECO to cover on the call.
Later that day, the PECO III Special Committee held a telephonic meeting with Messrs. Edison, Murphy, and Caulfield and Ms. Brady, in their capacity as executive officers of PECO, for the purpose of conducting business and legal due diligence on PECO. The PECO executives provided an overview of PECO’s financial and operating results as of June 30, 2019 and discussed PECO’s current strategic initiatives and outlook and responded to numerous business and legal questions from members of the PECO III Special Committee and representatives of Hogan Lovells. The parties agreed to commence conducting legal diligence and continuing financial due diligence pending continuing negotiations on financial terms of the proposed transaction. Following the discussion, PECO’s management team left the meeting and the PECO III Special Committee met with representatives of Hogan Lovells and discussed the outcome of the call, including the current strategic outlook and initiatives of PECO as presented by the PECO executives, as well as the status of the financial analysis being performed by Duff & Phelps. Representatives of Hogan Lovells also advised the PECO III Special Committee that if PECO III agreed to enter into a business combination with PECO, the roll-up provisions in PECO III’s charter, if not effectively waived by stockholders, could make the execution of the transaction impracticable. After extensive discussion, the PECO III Special Committee agreed that in the event PECO III and PECO pursued a business combination, the PECO III stockholders would be asked to approve both the business combination and an amendment to the PECO III charter to effectively waive the application of the roll-up provisions of the charter in connection with the PECO business combination.
On August 8, 2019, representatives of Goodwin Procter sent to representatives of Hogan Lovells a draft of a proposed merger agreement based on the terms of the July 29 Letter.
On August 9, 2019, representatives of Hogan Lovells provided PECO with a due diligence request list and were subsequently granted access to an electronic data room containing detailed property-level and corporate due diligence materials for PECO.

On August 11, 2019, Mr. Caulfield sent the PECO III Special Committee supporting written materials related to the August 7, 2019 due diligence call.
On August 14, 2019, the PECO III Special Committee and Duff & Phelps executed the engagement letter relating to Duff & Phelps’ service as financial advisor to provide an opinion to the PECO III Special Committee as to the fairness, from a financial point of view, to PECO III’s stockholders of the merger consideration to be received in the merger transaction with PECO.
On August 16, 2019, the PECO III Special Committee held a telephonic meeting, with representatives of Duff & Phelps and Hogan Lovells in attendance, at which Duff & Phelps provided its preliminary financial analysis, including with respect to the terms of the July 29 Letter. The PECO III Special Committee and its advisors deliberated on the terms of a possible counter-proposal to the July 29 Letter and again discussed the relative merits of other strategic alternatives or continuing to pursue the current strategy of operating as an independent, externally-advised REIT. This discussion included consideration of the challenges of selling PECO III at or close to its estimated NAV given the headwinds facing the retail real estate sector, the current discounts to NAV at which comparable listed REITs were trading and potential transaction costs, the challenge of liquidating PECO III’s assets for at or close to its estimated NAV given the significant time and costs of a liquidation process, the significant hurdles to listing as a stand-alone company, and the challenges of pursuing the current strategy of operating as a stand-alone company given PECO III’s lack of access to capital, prospects for covering the current distribution rate with current or projected operating cash flows and barriers to achieving a listing given its small scale, lack of growth prospects and externally-managed structure. After further extensive discussion and deliberation, the PECO III Special Committee unanimously agreed that the July 29 Letter undervalued PECO III and therefore was not in the best interests of PECO III and its stockholders. However, the PECO III Special Committee further determined that subject to certain conditions, including receipt by PECO III stockholders of 0.712 shares of PECO common stock per share of PECO III common stock PECO III not having to pay a disposition fee to PECO, as PECO III’s advisor, and PECO paying all of PECO III’s transaction costs and expenses, the PECO III Special Committee believed a merger with PECO could ultimately be in the best interest of PECO III and its stockholders. The PECO III Special Committee reflected these conclusions in a letter to PECO in response to the July 29 Letter, which was delivered to PECO on August 16, 2019 (the “August 16 Letter”). In addition, the August 16 Letter proposed that PECO III would decrease its distributions between signing and closing to an amount that would be covered by PECO III’s current earnings and operating cash flows and would not result in an increase in PECO III’s indebtedness.
Also on August 16, 2019, following the PECO III Special Committee meeting, representatives of Hogan Lovells sent to representatives of Goodwin Procter a revised draft of the proposed merger agreement, reflecting, among other things, the terms of the August 16 Letter. Pursuant to the instructions received from the PECO III Special Committee, the revised draft merger agreement provided for additional interim operating covenants, contemplated that PECO III may continue paying a distribution prior to closing, and required PECO to pay all transfer taxes resulting from the transaction as well as all transaction costs and expenses of the parties. In addition, the revised draft included a “window shop” concept, proposing significantly more liberal non-solicitation provisions to be applicable to PECO III during the 30-day period following signing of the merger agreement and a two-tiered termination fee structure whereby a fee of only 0.5% of equity value would be paid by PECO III in the event the agreement was terminated in connection with PECO III’s decision to pursue a competing proposal during the 30-day period following signing, and 1.0% thereafter.
On August 19, 2019, Mr. Edison called Mr. McDade to discuss the August 16 Letter and the forthcoming response from PECO, which Mr. Edison advised would include a new cash component in addition to the offered stock consideration. They discussed the reasons PECO’s offer contemplated different consideration for each class of PECO III common stock, including the methodology PECO used for determining the differences, and how a reduction in an amount of or suspension of the PECO III distribution would impact the consideration being offered by PECO. Mr. Edison advised that PECO’s best offer would be delivered the following day.
On August 20, 2019, PECO sent an offer letter to the PECO III Special Committee reaffirming PECO’s interest in a business combination transaction (the “August 20 Letter”). The August 20 Letter stated that PECO had determined that the proposal presented by the PECO III Special Committee in the August 16 Letter was not in the best interests of PECO’s stockholders but that a combination of the companies may be beneficial to their respective stockholders on revised terms. Specifically, PECO proposed in the August 20 Letter merger consideration consisting of PECO stock and cash. The proposed stock component was a fixed exchange ratio of 0.6693, 0.7436, and 0.7749 shares of PECO common stock for each outstanding share of PECO III Class A, Class I and Class T common stock, respectively, to reflect the different cost basis of stockholders of each class. The proposed cash component, which PECO believed would be appreciated by PECO III stockholders given the impact the transaction would have on post-merger closing distributions to PECO III stockholders considering their historical PECO III distributions, was an average of $0.0941 per share, which would also be allocated slightly differently among share classes to take into account the differing cost basis, duration of investment, and distributions received by each class. In addition, the August 20 Letter also provided that PECO would pay PECO III’s reasonable transaction costs and expenses up to a mutually agreed budget amount, with adjustments being made to the exchange ratio prior to closing for any costs and expenses incurred in excess of the budget, and that no disposition fee would be paid to PECO in connection with the merger.

On August 20, 2019, a representative of PECO confirmed via telephone to a representative of Hogan Lovells that the exchange ratios and cash set forth in the August 20 Letter represented the merger consideration offered and that PECO was not willing to offer the PECO III Special Committee the discretion to allocate differently.
On August 20, 2019, at a telephonic meeting of the PECO III Special Committee, representatives of Hogan Lovells presented an overview and analysis of the August 20 Letter. Representatives of Duff & Phelps then provided an update of their previous financial analysis to reflect the increased consideration offered in the August 20 Letter. Representatives of Hogan Lovells then reviewed the status of the merger agreement negotiations and legal due diligence. After extensive discussion, the PECO III Special Committee unanimously determined that the financial terms of the August 20 Letter, were acceptable, provided that PECO agreed that the exchange ratios and cash consideration would not be reduced or otherwise affected by PECO III transaction costs, that PECO III may continue to pay distributions through the merger closing to the extent covered by operating cash flows, and the finalization of the merger agreement in a form acceptable to the PECO III Special Committee. In making this decision, the PECO III Special Committee noted that PECO had insisted on the different exchange ratios for each class, and that all the offered exchange ratios were significantly higher than the estimated mid-point NAV per share for all classes of common stock on a combined basis, as reflected in the Duff & Phelps preliminary draft valuation report, and that the impact on the consideration that would be paid to the Class A stockholders as a result of using different exchange ratios for Class I and Class T stockholders would be de minimis.
Later on August 20, 2019, Mr. McDade called Mr. Edison and advised that the PECO III Special Committee had accepted the terms of the August 20 Letter, subject to the conditions described above. Mr. Edison agreed to these conditions after receiving assurances from Mr. McDade that PECO III transaction costs would be materially consistent with the estimates previously discussed and that any distributions paid by PECO III would not increase PECO III’s indebtedness.
Later on August 20, 2019, Goodwin Procter sent a revised draft of the merger agreement to Hogan Lovells, accepting the “window-shop” concept, but proposing, among other things, adding materiality qualifiers to certain of PECO’s representations and warranties, proposing a cap on PECO III transaction expenses payable by PECO and proposing that any amounts exceeding the cap would result in a decrease in the exchange ratios, a two-tiered termination fee structure whereby a termination fee equal to 1.0% of equity value would be payable by PECO III upon termination of the merger agreement under certain circumstances within 15 days after signing and 2.0% thereafter, and an exchange ratio and cash consideration per share applicable to each class of PECO III stockholders consistent with the August 20 Letter.
On August 23, 2019, Hogan Lovells sent a revised draft of the merger agreement to Goodwin Procter, proposing among other things, the elimination of termination fees by PECO III upon termination of the merger agreement under circumstances involving a competing proposal and providing only that PECO III would then be required to reimburse PECO’s documented out-of-pocket transaction expenses up to a cap of $900,000 in addition to its own expenses.
During the period from August 8, 2019 through August 30, 2019, the parties, along with representatives of each of Goodwin Procter and Hogan Lovells, exchanged drafts and comments on the draft merger agreement and related transaction documents and negotiated their respective terms. The negotiations covered various aspects of the transaction, including, among other things, the scope of representations and warranties with respect to, and interim operating covenants restricting the activities of, both parties; the no-solicitation provisions and the standard for the PECO III Special Committee to consider alternative acquisition proposals; the termination fees payable; and the amount of the disposition fee PECO would be entitled to receive under the advisory agreement in the event PECO III were to consummate an alternative transaction. During this period, the PECO III Special Committee held multiple meetings with representatives of Hogan Lovells and Duff & Phelps, and the parties’ advisors held numerous calls to negotiate the draft merger agreement and related transaction documents.
On August 26, 2019, the independent members of the PECO Board, by written consent, (i) determined that the merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of PECO and the PECO stockholders, and (ii) approved the merger agreement, the merger and the other transactions contemplated by the merger agreement.
On August 27, 2019, representatives of PECO sent a revised version of the proposed merger agreement to representatives of Hogan Lovells. The draft accepted substantially all of the changes included in the August 23, 2019 draft of the proposed merger agreement circulated by Hogan Lovells.
On August 29, 2019, Hogan Lovells sent a revised version of the proposed merger agreement to representatives of Goodwin Procter adding a requirement that following the closing of the merger, for purposes of determining whether any PECO stockholder qualifies for participation under PECO’s share repurchase program, the PECO III stockholders would receive full credit for the time they held PECO III stock prior to the consummation of the merger.
On August 29, 2019, a representative of PECO advised Hogan Lovells that the change to the merger agreement regarding the share repurchase program holding period was acceptable.

On September 3, 2019, the PECO III Special Committee held a telephonic meeting with representatives of Hogan Lovells and Duff & Phelps participating. During this meeting, representatives of Hogan Lovells updated the PECO III Special Committee on the resolution of the remaining issues in the proposed merger agreement. Representatives of Hogan Lovells then reviewed for the PECO III Special Committee members the duties of directors under Maryland law and reviewed the scope of legal due diligence performed on PECO and reported on the findings. Representatives of Hogan Lovells then presented a detailed summary of the proposed final terms of the merger agreement and related documents and presented the proposed resolutions to be adopted by the PECO III Special Committee. Duff & Phelps presented a financial analysis of the proposed merger consideration, and rendered an oral opinion to the PECO III Special Committee, confirmed by delivery of a written opinion dated September 3, 2019, to the effect that, as of such date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Duff & Phelps as set forth in its opinion, the merger consideration pursuant to the merger agreement was fair, from a financial point of view, to holders of each of the PECO III Class A, Class I and Class T common stock. Following discussions by the PECO III Special Committee and its advisors concerning, among other things, the matters described below under “—Recommendation of the PECO III Board of Directors and Its Reasons for the Merger,” the PECO III Special Committee, by unanimous vote of all members, among other things: (i) determined, and recommended that the PECO III Board determine, that the merger and the other transactions contemplated by the merger agreement were advisable and in the best interests of PECO III and the PECO III stockholders; (ii) recommended that the PECO III Board approve the merger and the other transactions contemplated by the merger agreement; (iii) recommended that the merger and the other transactions contemplated by the merger agreement be submitted to vote of the stockholders of PECO III with the recommendation that the merger and the other transactions contemplated by the merger agreement be approved; and (iv) recommended that the amendment to the PECO III charter be put to a vote of the PECO III stockholders and that the Board recommends they vote for such amendment.
Following the meeting of the PECO III Special Committee on September 3, 2019, the PECO III Board held a telephonic meeting, with representatives of Hogan Lovells and Duff & Phelps participating, to consider the proposed transaction. Mr. McDade summarized for the PECO III Board the process undertaken by the PECO III Special Committee, the opinion issued to the PECO III Special Committee by Duff & Phelps, and the PECO III Special Committee’s recommendations to the PECO III Board. Representatives of Hogan Lovells sought and received confirmation that all directors were familiar with the terms of the proposed merger agreement and related transactions. Representatives of Hogan Lovells sought and received confirmation that all directors were familiar with Mr. Edison’s conflicts with respect to the proposed transactions, including his ownership of securities and roles as Chief Executive Officer and Chairman of the board of directors of both PECO and PECO III. Representatives of Hogan Lovells then reviewed for the PECO III Board members the duties of directors under Maryland law and reviewed the scope of legal due diligence performed on PECO and reported on the findings. Representatives of Hogan Lovells then presented the proposed resolutions to be adopted by the PECO III Board. Following discussions by the PECO III Board concerning, among other things, the matters described below under “—Recommendation of the PECO III Board of Directors and Its Reasons for the Merger,” the PECO III Board (with the unanimous vote of the independent directors), based upon and in reliance upon the unanimous recommendation of the PECO III Special Committee: (i) determined that the merger and the other transactions contemplated by the merger agreement were advisable and in the best interests of PECO III and the PECO III stockholders; (ii) approved the merger and the other transactions contemplated by the merger agreement; (iii) approved submitting the merger and the other transactions contemplated by the merger agreement to the stockholders of PECO III with the recommendation that the merger and the other transactions; and (iv) recommended that the amendment to the PECO III charter be put to a vote of the PECO III stockholders and that the Board recommends they vote for such amendment.
On September 3, 2019, each of PECO, PECO OP and PECO III executed and delivered the merger agreement and related agreements to which it is a party.
On September 4, 2019, PECO III filed a Form 8-K disclosing the execution of the merger agreement.
Recommendation of the PECO III Board of Directors and Its Reasons for the Merger
In evaluating the merger, the merger agreement and the other transactions contemplated by the merger agreement, the PECO III Board considered the recommendation of the PECO III Special Committee. The PECO III Special Committee, prior to making its unanimous recommendation, consulted with its independent advisors. In reaching their respective determinations, the PECO III Board and PECO III Special Committee considered a number of factors, including the following material factors:

•	PECO III would face significant challenges if it continues as a stand-alone company, including:

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based on PECO III’s financial statements and consultations with PECO III management, the PECO III Special Committee determined that PECO III’s anticipated cash flows from operations, assuming current assets and indebtedness, can only support a distribution of approximately $0.10 per share, or 16% of the distribution PECO III has historically paid, which had been based on anticipated future cash flows assuming a successful public offering and investment of the net proceeds in additional shopping centers;

◦
after consultation with its advisors and PECO III management, and considering the challenges PECO III has had raising capital in its recently suspended public offering, the PECO III Special Committee determined that PECO III will likely continue to face significant challenges in growing to an appropriate scale for a public company;

◦
the PECO III Special Committee considered that absent significant growth, PECO III would not be able to increase its distribution or achieve the scale necessary to pursue a listing of PECO III’s common stock; and

◦	the significant risks to PECO III stockholders from having the company’s assets concentrated in so few properties.

•
The proposed merger would provide PECO III stockholders with significant advantages over remaining as a stand-alone company, liquidating or engaging in a sale to or merger with another party, including:

◦
the merger consideration, on an aggregate basis and for each of the Class A, Class I and Class T shares, represents a significant premium over both the mid-point ($6.54) and high-end ($6.88) of the estimated NAV per share range of PECO III, as determined by the PECO III Special Committee based on the advice of its financial advisor;

◦
the PECO III Special Committee’s understanding that PECO, in determining the merger consideration it was willing to pay, took into account factors favorable to PECO III that another buyer would not consider, including the following commitments of PECO and Griffin, as advisors and co-sponsors of PECO III: effectively waiving the reimbursement of all organization or offering expenses incurred in PECO III’s private and public offerings that are currently owed to the advisor; effectively waiving or crediting all asset management fees and acquisition fees and expenses owed or paid to the advisor by PECO III since its inception; waiving all disposition fees that would be owed to the advisor in connection with the merger; paying all of PECO III’s merger transaction expenses; and incremental cash contributions from the co-sponsors;

◦
the distribution rate that PECO III stockholders would receive after the consummation of the merger as a PECO stockholder (currently an annualized rate of approximately $0.67) would be significantly higher than the recently reduced distribution rate PECO III will pay (currently an annualized rate of approximately $0.10) based on PECO III’s anticipated cash flow from operations as a stand-alone company;

◦	PECO is better positioned than PECO III to achieve a successful liquidity event as a result of PECO’s significantly increased scale, diversification and internalized management;

◦
the receipt of shares of PECO common stock as merger consideration provides PECO III stockholders the opportunity to continue ownership in the Combined Company with dramatic increase to scale, size and geographic and tenant diversification - PECO wholly owned 298 grocery anchored shopping centers and had an estimated enterprise value of $6.1 billion as of June 30, 2019;

◦
the Combined Company is internally-managed, thereby eliminating the costs to PECO III stockholders from PECO III having to pay fees to its advisor (which totaled $1.2 million in 2018), and will continue to have the same management following the merger, providing for a seamless transition;

◦	the Combined Company will maintain PECO III’s strategy of focusing exclusively on grocery-anchored shopping centers, which assets have proven to be internet resistant and recession resilient;

◦
the merger agreement provides PECO III with the ability to consider competing proposals and provides the PECO III Board with the ability, under certain specified circumstances, to change its recommendation in favor of the merger and to terminate the merger agreement in order to enter into an agreement with respect to a superior proposal without the payment of termination fees;

◦
the exchange ratios in the merger are fixed and will not fluctuate as a result of changes in the value of PECO III or PECO, which provides certainty as to the consideration to be paid to PECO III stockholders and limits the impact of external factors on the merger;

◦
there are no anticipated transaction fees in the merger as a result of the co-sponsors’ willingness to pay for all of PECO III’s merger transaction expenses, whereas the transaction fees that would be paid in a liquidation, such as real estate brokerage commissions, transfer taxes and advisor disposition fees, or paid in an alternative merger transaction would be substantial and would significantly reduce the consideration paid to PECO III stockholders;

◦	PECO III might not obtain the consent of its joint venture partner to a sale of such interest to a party other than PECO; and

◦	shopping center REITs are generally currently trading at significant discounts to net asset value which reduces the likelihood PECO III would receive a premium offer from an alternative buyer.

The PECO III Special Committee and the PECO III Board also considered a variety of risks and other potentially negative factors in considering the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the following material factors:

•	the merger will not result in an immediate liquidity event for stockholders of PECO III and there is no guarantee that the Combined Company will complete a liquidity event in the future;

•	the risk that a different strategic alternative could prove to be more beneficial to PECO III stockholders than the proposed merger;

•
under the terms of the merger agreement, PECO III must reimburse PECO for up to $900,000 in out of pocket expenses if the merger agreement is terminated under certain circumstances, which might discourage or deter other parties from proposing an alternative transaction that may be more advantageous to PECO III’s stockholders, or which may become payable in circumstances where no alternative transaction or superior proposal is available to PECO III;

•
the terms of the merger agreement place limitations on the ability of PECO III to initiate, solicit or knowingly facilitate, encourage or assist any inquiries or the making of any proposal by or with a third party with respect to a competing transaction and to furnish information to, or enter into discussions with, a third party interested in pursuing an alternative strategic transaction;

•	the risk that, while the merger is expected to be completed, there is no assurance that all of the conditions to the parties’ obligations to complete the merger will be satisfied or waived;

•	the risk of diverting management’s focus and resources from operational matters and other strategic opportunities while working to implement the merger;

•
PECO III and PECO are affiliated entities, with PECO III managed by employees of PECO, and there are conflicts of interest inherent where the individuals who comprise the management teams of PECO III and PECO are assisting the PECO Board in connection with the merger and providing certain assistance to PECO III; and

•	the types and nature of the risks described under the section entitled ‘‘Risk Factors’’ beginning on page 15.
This discussion of the foregoing information and material factors considered by the PECO III Special Committee and PECO III Board in reaching its conclusions and recommendations is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the PECO III Special Committee and PECO III Board in evaluating the merger agreement and the transactions contemplated by it, and the complexity of these matters, the PECO III Special Committee and PECO III Board did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the PECO III Special Committee and PECO III Board may have given different weight to different factors. The PECO III Special Committee and PECO III Board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall review of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the merger agreement, the merger and the other transactions contemplated by the merger agreement.
This explanation of the reasoning of the PECO III Special Committee and PECO III Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled ‘‘Cautionary Statement Concerning Forward-Looking Statements’’ on page 34.
After careful consideration, for the reasons set forth above, the PECO III Board (with the unanimous vote of the independent directors), based on the unanimous recommendation of the PECO III Special Committee, recommends to the PECO III stockholders that they vote (i) FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, (ii) FOR the proposal to approve the PECO III charter amendment in connection with the merger, and (iii) FOR the proposal to approve one or more adjournments of the PECO III Special Meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement or the proposal to approve the amendment to the PECO III charter.
Opinion of the PECO III Special Committee’s Financial Advisor
On August 14, 2019, the PECO III Special Committee engaged Duff & Phelps to serve as an independent financial advisor to the PECO III Special Committee (solely in its capacity as the PECO III Special Committee) to provide an opinion as to the fairness, from a financial point of view, to the holders of each class of common stock of PECO III of the merger consideration to be received by such holders from PECO in the merger (without giving effect to any impact of the merger on any particular stockholder other than in its capacity as a stockholder).
Duff & Phelps rendered its Opinion that, based upon and subject to the assumptions, qualifications and limiting conditions set forth in its Opinion, as of such date, the merger consideration to be received by the holders of the Class A common stock, the

Class T common stock and the Class I common stock from PECO in the merger was fair from a financial point of view to the holders of each such class of common stock of PECO III (without giving effect to any impact of the merger on any particular stockholder other than in its capacity as a stockholder).
The full text of the Opinion of Duff & Phelps is attached as Annex E to this proxy statement/prospectus and is incorporated herein by reference. The full text of the Opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations in rendering the Opinion. The description of the Duff & Phelps Opinion set forth below is qualified in its entirety by reference to the full text of the Opinion.
Duff & Phelps provided the Opinion solely for the use and benefit of the PECO III Special Committee in connection with its consideration of the merger. The Opinion (i) does not address the merits of the underlying business decision to enter into the merger versus any alternative strategy or transaction; (ii) does not address any transaction related to the merger; (iii) is not a recommendation as to how the PECO III Special Committee, the PECO III Board or any stockholder should vote or act with respect to any matters relating to the merger, or whether to proceed with the merger, any related transaction or any alternative strategy or transaction; (iv) does not address the fairness of the merger consideration to the stockholders of any class of PECO III’s stock relative to the fairness of the merger consideration to the stockholders of any other class of PECO III’s stock, and only addresses the fairness of the merger consideration to the stockholders of each class of PECO III’s stock on an absolute basis as to that particular class; and (v) does not indicate that the merger consideration is the best possibly attainable under any circumstances; instead, it merely states whether the merger consideration is within or above a range implied by certain financial analyses. The decision as to whether to proceed with the merger, any related transaction or any alternative strategy or transaction may depend on an assessment of factors unrelated to the financial analysis on which the Opinion is based.
In connection with its Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities, business and real estate valuations, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

•	Reviewed the following documents:

◦	An unexecuted draft of the merger agreement and certain related documents;

◦
Information regarding the real estate assets and investments held by PECO III (the “PECO III Properties”) provided by PECO III management, including, but not limited to, building size, year of construction, land size, rent rolls, lease rates and terms, historical and projected net operating income, planned capital expenditures, and other physical, financial and economic characteristics for the PECO III Properties;

◦
PECO III’s annual report and audited financial statements on Form 10-K filed with the SEC for the year ended December 31, 2018 and PECO III’s unaudited interim financial statements for the three and six months ended March 31, 2019 and June 30, 2019, respectively, included in the Company’s Form 10-Qs filed with the SEC;

◦	PECO III’s unaudited balance sheet as of June 30, 2019 provided by PECO III management;

◦
PECO’s annual report and audited financial statements on Form 10-K filed with the SEC for the year ended December 31, 2018 and PECO’s unaudited interim financial statements for the three and six months ended March 31, 2019 and June 30, 2019, respectively, included in the Company’s Form 10-Qs filed with the SEC;

◦	Other internal documents and information relating to the history and current operations of PECO III and the PECO III Properties provided to Duff & Phelps by management of PECO III;

◦	The Appraisal Report of the Assets and Liabilities of PECO. as of March 31, 2019 prepared by Duff & Phelps (the “Appraisal Report”);

◦	The offer letter to the independent directors of PECO III from PECO regarding a potential strategic business combination dated July 29, 2019; and

◦	The offer letter to the PECO III Special Committee from PECO regarding a potential strategic business combination dated August 20, 2019;

•	Discussed the information referred to above and the background and other elements of the merger with PECO III management;

•	Discussed with PECO III management its plans and intentions with respect to the management and operation of PECO III and the PECO III Properties;

•
Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including discounted cash flow analyses and an analysis of selected comparable property sales that Duff & Phelps deemed appropriate; and

•	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.
In performing its analyses and rendering the Opinion with respect to the merger, Duff & Phelps:

•
Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including PECO III management, and did not independently verify such information;

•
Relied upon the fact that the PECO III Special Committee and PECO III have been advised by counsel as to all legal matters with respect to the merger, including whether all procedures required by law to be taken in connection with the merger have been duly, validly and timely taken;

•
Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same (and Duff & Phelps expresses no opinion with respect to such projections or the underlying assumptions);

•	Assumed that information supplied and representations made by PECO III management are accurate and complete regarding PECO III, the PECO III Properties and the merger;

•	Assumed that the representations and warranties made in the merger agreement are accurate and complete;

•	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

•
Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of PECO III, the PECO III Properties or PECO since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

•
Assumed that all of the conditions required to implement the merger will be satisfied and that the merger will be completed in accordance with the merger agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

•
Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger (if any) will be obtained without any adverse effect on PECO III or the PECO III Properties.

To the extent that any of the foregoing assumptions or any of the facts on which the Opinion is based prove to be untrue in any material respect, the Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of the Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the merger.
The Opinion was dated and delivered on September 3, 2019. The Opinion was necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated on the date of the Opinion, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after the date of the Opinion.
Duff & Phelps did not evaluate the solvency of any entity or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the merger, the assets, businesses or operations of PECO III, or any alternatives to the merger, (ii) negotiate the terms of the merger (and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from PECO III’s perspective, that could, under the circumstances, be negotiated among the parties to the merger agreement and the merger), or (iii) advise the PECO III Special Committee or any other party with respect to alternatives to the merger.
Duff & Phelps did not express any opinion as to the market price or value of any class of PECO III’s or PECO’s securities, the PECO III Properties or anything else, in each case after the announcement or the consummation of the merger. The Opinion should not be construed as a valuation opinion, a credit rating, a solvency opinion, an analysis of PECO III’s or PECO’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.
Summary of Financial Analyses by Duff & Phelps
Set forth below is a summary of the material analyses performed by Duff & Phelps in connection with providing the Opinion to the PECO III Special Committee (solely in its capacity as the PECO III Special Committee). This summary is qualified in its entirety by reference to the full text of the Opinion, attached hereto as Annex E. While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to the PECO III Special Committee, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, neither the Opinion nor Duff & Phelps’ underlying analysis is susceptible to partial analysis or summary description. In arriving at its Opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps' analysis must be considered as a whole and selecting portions of its analysis and of the factors considered by it in rendering the Opinion, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying the Opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps’ own experience and judgment.
Executive Summary
In order to determine ranges of value for the Class A, Class T, and Class I PECO III common stock, Duff & Phelps first determined a range of value of the PECO III Properties. Duff & Phelps concluded that the range of value of the PECO III Properties was between approximately $63.2 million and $67.7 million. Details of the analysis are described herein in the PECO III Properties Valuation Analysis section.
Duff & Phelps then determined a range of the net asset value of PECO III by adding the book value of PECO III’s cash and other assets to the value of the PECO III Properties and subtracting the book value of PECO III’s debt and other liabilities. Duff & Phelps then calculated a range of per share values for the Class A, Class T, and Class I common stock of PECO III by dividing the net asset value attributable to each class of shares by the number of shares outstanding for each class of shares. Duff & Phelps concluded the per share values of the PECO III common stock to be in the ranges of $6.17 to $6.82 for Class A common stock, $7.14 to $7.90 for Class T common stock, and $6.85 to $7.58 for Class I common stock.
Duff & Phelps utilized and relied on the Appraisal Report, prepared by the Real Estate Advisory Group of Duff & Phelps, in estimating the value range of PECO’s common stock for the purposes of its analysis. The Appraisal Report provides estimated market values of the leased fee interests in the commercial real estate properties owned by PECO, as well as an estimated net asset value range of the shares common stock of PECO as of March 31, 2019. Duff & Phelps concluded the per share value of PECO’s common stock to be in the range of $10.07 to $11.48.
Duff & Phelps then calculated ranges of exchange ratios for the Class A, Class T, and Class I PECO III common stock implied from its concluded per share value ranges of the Class A, Class T, and Class I PECO III common stock compared to the concluded per share value range of the PECO common stock. To calculate the low end of the exchange ratio ranges, Duff & Phelps divided the low end of its concluded per share value ranges of the Class A, Class T, and Class I PECO III common stock by the high end of the concluded per share value range of the PECO common stock. To calculate the high end of the exchange ratio ranges, Duff & Phelps divided the high end of its concluded per share value ranges of the Class A, Class T, and Class I PECO III common stock by the low end of the concluded per share value range of the PECO common stock.
In order to compare the aforementioned exchange ratio ranges to the merger consideration, Duff & Phelps calculated adjusted merger exchange ratios applicable for each class of PECO III common stock to account for the cash consideration to be received by each class of PECO III common stock in the merger. The adjusted merger exchange ratios were calculated by adding the cash consideration of $0.0939 per Class A common share, $0.0989 per Class T common share, and $0.0941 per Class I common share, in each case divided by $11.10 for each such class of PECO III common stock. The exchange ratios in the merger of 0.6693 for Class A common stock, 0.7749 for Class T common stock, and 0.7436 for Class I common stock were adjusted accordingly to 0.6778, 0.7838, and 0.7521, respectively, for comparison purposes for Duff & Phelps’ analysis.
The range of exchange ratios implied by Duff & Phelps’ analysis for the Class A common stock was 0.5370 to 0.6769, as compared to the adjusted merger exchange ratio of 0.6778 for Class A common stock in the merger. The range of exchange ratios implied by Duff & Phelps’ analysis for the Class T common stock was 0.6217 to 0.7837, as compared to the adjusted merger exchange ratio of 0.7838 for Class T common stock in the merger. The range of exchange ratios implied by Duff & Phelps’ analysis for the Class I common stock was 0.5966 to 0.7520, as compared to the adjusted merger exchange ratio of 0.7521 for Class I common stock in the merger.
PECO III Properties Valuation Analysis
In performing its analysis of the PECO III Properties, Duff & Phelps reviewed and relied upon data provided by PECO III management regarding the building size, year of construction, land size, rent rolls, lease rates and terms, historical and projected net operating income, planned capital expenditures, and other physical, financial and economic characteristics for the PECO III Properties. Furthermore, Duff & Phelps researched the market by means of publications and other resources to measure current market conditions, supply and demand factors, and growth patterns and their effect on the PECO III Properties.
Duff & Phelps utilized the income approach as its primary indicator of value for the PECO III Properties, with secondary consideration given to a survey of comparable sales data.

The income capitalization approach is based on the premise that value is created by the expectation of future benefits. The present value of those benefits is estimated to derive an indication of the amount that a prudent, informed purchaser-investor would pay for the right to receive them. This approach requires an estimation of the net operating income of a property. The estimated net operating income is then converted to a value indication by use of either the direct capitalization method or the discounted cash flow (“DCF”) method.
The DCF method is generally more appropriate for the analysis of investment properties with multiple leases, particularly leases with cancellation clauses or renewal options, and especially in volatile markets. The direct capitalization method is normally more appropriate for properties with relatively stable operating histories and expectations. For the purposes of Duff & Phelps’ analysis, the DCF method was used.
The DCF analysis focuses on the operating cash flows expected from a property and the anticipated proceeds of a hypothetical sale at the end of an assumed holding period. These amounts are then discounted to their present value. The discounted present values of the income stream and the reversion are added to obtain a value indication. Because benefits to be received in the future are worth less than the same benefits received in the present, this method weighs income projected in the early years more heavily than the income and the sale proceeds to be received later.
In applying the DCF method, Duff & Phelps estimated the operating results of each of the PECO III Properties over a hypothetical stabilized holding period and assumed each of the PECO III Properties would be sold at the end of the following year for a price calculated by capitalizing the projected following year's net income. The cash flows were then discounted at a rate reflective of current market conditions, bearing in mind the investment characteristics of each of the PECO III Properties.
While Duff & Phelps did not primarily employ the sales comparison approach in its valuation approach, Duff & Phelps analyzed recent comparable sales data when appropriate to reflect current local market conditions throughout the analysis.
Duff & Phelps concluded the value of the PECO III Properties to be in the range of approximately $63.2 million to $67.7 million.
Summary Conclusion
Based on Duff & Phelps’ analysis, and as set forth in the Opinion (and subject to the assumptions, qualifications and limitations set forth therein), the merger consideration to be received by the holders of the Class A common stock, the Class T common stock and the Class I common stock from PECO in the merger is fair from a financial point of view to the holders of each such class of common stock of PECO III (without giving effect to any impact of the merger on any particular stockholder other than in its capacity as a stockholder).
Fairness Opinion Review Committee
The issuance of Duff & Phelps’ Opinion was approved by its fairness review committee.
Qualifications of Duff & Phelps as Independent Financial Advisor
Duff & Phelps is a premier global valuation and corporate finance advisor with market-leading expertise in fairness opinions, ranking as the top provider of fairness opinions both in the U.S. and globally for each of the years 2015 through 2018, and overall for the last ten years. Duff & Phelps is regularly engaged in the valuation of businesses and securities and in the preparation of fairness opinions in connection with mergers, acquisitions and other strategic transactions.
Fees and Expenses; Prior Relationships
The aggregate amount of the fees that PECO III has paid Duff & Phelps for its services in connection with the rendering of the Opinion to the PECO III Special Committee is $100,000 due and payable as follows: $50,000 upon execution of the engagement letter for Duff & Phelps to serve as an independent financial advisor to the PECO III Special Committee and the remaining $50,000 upon Duff & Phelps informing the PECO III Special Committee that it is prepared to deliver the Opinion.  No portion of Duff & Phelps’ fee is contingent upon the consummation of the merger or the conclusion reached in the Opinion. Furthermore, subject to certain exceptions, Duff & Phelps is entitled to be paid additional fees at Duff & Phelps’ standard hourly rates for any time incurred should Duff & Phelps be called upon to support its findings subsequent to the delivery of the Opinion. PECO III has also agreed to reimburse Duff & Phelps for certain of its out-of-pocket expenses and to reimburse Duff & Phelps for reasonable fees of outside legal counsel retained by Duff & Phelps (not to exceed $10,000 without the written consent of the PECO III Special Committee), in each case in connection with the engagement. PECO III has also agreed to indemnify Duff & Phelps for certain liabilities arising out of its engagement. The terms of the fee arrangements with Duff & Phelps were negotiated at arm’s length, and the PECO III Special Committee has approved these fee arrangements.
Other than this engagement, during the two years preceding the date of the Opinion, Duff & Phelps has provided valuation advisory services to PECO III and to PECO. For these prior engagements, Duff & Phelps received customary fees, expense reimbursement, and indemnification.

Certain PECO Unaudited Prospective Financial Information
PECO does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the merger and the other transactions contemplated by the merger agreement, PECO’s management prepared and provided to the PECO III Special Committee, for their use and reliance in connection with the financial analyses and opinion described under the heading “—Opinion of PECO III’s Financial Advisor” certain unaudited prospective financial information regarding PECO’s operations for years 2019 through 2021 (the “PECO Projections”). The summary below of the PECO Projections is included for the purpose of providing PECO III stockholders access to certain nonpublic information that was furnished to Duff & Phelps in connection with the merger and the other transactions contemplated by the merger agreement, and such information may not be appropriate for other purposes, and is not included to influence the voting decision of any PECO III stockholder.
The PECO Projections were not prepared with a view toward public disclosure, the published guidelines of the SEC regarding projections and forward-looking statements, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. The inclusion of the PECO Projections should not be regarded as an indication that such information is necessarily predictive of actual future events or results and such information should not be relied upon as such, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the PECO Projections. The PECO Projections included in this proxy statement/prospectus have been prepared by, and are the responsibility of, PECO’s management.
While presented with numeric specificity, this unaudited prospective financial information was based on numerous variables and assumptions (including, without limitation, assumptions related to industry performance and general business, economic, market and financial conditions and additional matters specific to PECO’s business) that are inherently subjective and uncertain and are beyond the control of PECO’s management. Important factors that may affect actual results and cause this unaudited prospective financial information not to be achieved include, but are not limited to, risks and uncertainties relating to PECO’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other factors described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” This unaudited prospective financial information also reflects numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in this unaudited prospective financial information. Accordingly, there can be no assurance that the projected results summarized below will be realized. PECO III stockholders are urged to review PECO’s historical results of operations and financial condition and capital resources and related disclosures included herein.
None of PECO, PECO III or their respective officers, directors, affiliates, advisors or other representatives can give you any assurance that actual results will not differ materially from this unaudited prospective financial information.
PECO UNDERTAKES NO OBLIGATION TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE BELOW UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE THIS UNAUDITED PROSPECTIVE FINANCIAL INFORMATION WAS GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH INFORMATION ARE SHOWN TO BE IN ERROR. SINCE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION COVERS MULTIPLE YEARS, SUCH INFORMATION BY ITS NATURE BECOMES LESS PREDICTIVE WITH EACH SUCCESSIVE YEAR.
PECO may calculate net operating income, a non-GAAP financial metric, using different methodologies than PECO III. Consequently, the financial metrics presented in each company’s prospective financial information disclosures and in this section of this proxy statement/prospectus with respect to the opinion of the financial advisor to the PECO III Special Committee may not be directly comparable to one another.
PECO has not made and makes no representation to PECO III or any PECO III stockholder, in the merger agreement or otherwise, concerning the below unaudited prospective financial information or regarding PECO’s ultimate performance compared to the unaudited prospective financial information or that the projected results will be achieved. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, PECO urges all PECO III stockholders not to place undue reliance on such information and to review PECO’s most recent SEC filings for a description of PECO’s reported financial results.
Neither the independent auditors of PECO or PECO III, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

The PECO Projections were based on numerous variables and assumptions and estimates regarding, among other things, future market rental rates, property occupancy, lease renewals, and capital expenditures. The PECO Projections are before taking into account pro rata joint venture adjustments.
The following table presents a summary of the PECO Projections prepared by PECO management for the years ending 2019 through 2021 for PECO on a standalone basis, with all figures rounded to the nearest million (except per share amounts).

	2019E	2020E	2021E
Net Operating Income(1)	$401,100,000	$422,300,000	$446,200,000

(1)
As used in this table, “Net Operating Income” is defined as the sum of base rent, percentage rent, and recoveries from tenants and other income, less operating and maintenance, real estate taxes, ground rent, and provision for doubtful accounts from the properties owned by PECO. Net Operating Income excludes straight-line rental income, above and below market rent, and lease buyout income. Net Operating Income is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance.

Certain PECO III Unaudited Prospective Financial Information
PECO III does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the merger and the other transactions contemplated by the merger agreement, PECO III’s management prepared and provided to the PECO III Special Committee, for their use and reliance in connection with the financial analyses and opinion described under the heading “—Opinion of PECO III’s Financial Advisor” certain unaudited prospective financial information regarding PECO III’s operations for years 2019 through 2021 (the “PECO III Projections”). The summary below of the PECO III Projections is included for the purpose of providing PECO III stockholders access to certain nonpublic information that was furnished to the PECO III Special Committee in connection with the merger and the other transactions contemplated by the merger agreement, and such information may not be appropriate for other purposes, and is not included to influence the voting decision of any PECO III stockholder.
The PECO III Projections were not prepared with a view toward public disclosure, the published guidelines of the SEC regarding projections and forward-looking statements, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. The PECO III Projections also were prepared without regard to the impacts of the merger. The inclusion of the PECO III Projections should not be regarded as an indication that such information is necessarily predictive of actual future events or results and such information should not be relied upon as such, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the PECO III Projections. The PECO III Projections included in this proxy statement/prospectus have been prepared by, and are the responsibility of, PECO III’s management.
While presented with numeric specificity, this unaudited prospective financial information was based on numerous variables and assumptions (including, without limitation, assumptions related to industry performance and general business, economic, market and financial conditions and additional matters specific to PECO III’s business) that are inherently subjective and uncertain and are beyond the control of PECO III’s management. Important factors that may affect actual results and cause this unaudited prospective financial information not to be achieved include, but are not limited to, risks and uncertainties relating to PECO III’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other factors described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” This unaudited prospective financial information also reflects numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in this unaudited prospective financial information. Accordingly, there can be no assurance that the projected results summarized below will be realized. PECO III stockholders are urged to review PECO III’s historical results of operations and financial condition and capital resources and related disclosures included herein.
None of PECO III, PECO or their respective officers, directors, affiliates, advisors or other representatives can give you any assurance that actual results will not differ materially from this unaudited prospective financial information.
PECO III UNDERTAKES NO OBLIGATION TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE BELOW UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE THIS UNAUDITED PROSPECTIVE FINANCIAL INFORMATION WAS GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH INFORMATION ARE SHOWN TO BE IN ERROR. SINCE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION COVERS MULTIPLE YEARS, SUCH INFORMATION BY ITS NATURE BECOMES LESS PREDICTIVE WITH EACH SUCCESSIVE YEAR.

PECO III may calculate net operating income, a non-GAAP financial metrics, using different methodologies than PECO. Consequently, the financial metrics presented in each company’s prospective financial information disclosures and in this section of this proxy statement/prospectus with respect to the opinion of the financial advisor to the PECO III Special Committee may not be directly comparable to one another.
PECO III has not made and makes no representation to PECO or any PECO III stockholder, in the merger agreement or otherwise, concerning the below unaudited prospective financial information or regarding PECO III’s ultimate performance compared to the unaudited prospective financial information or that the projected results will be achieved. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, PECO III urges all PECO III stockholders not to place undue reliance on such information and to review PECO III’s most recent SEC filings for a description of PECO III’s reported financial results.
Neither the independent auditors of PECO III and PECO, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.
The PECO III Projections were based on numerous variables and assumptions and estimates regarding, among other things, future market rental rates, property occupancy, lease renewals, and capital expenditures. The PECO III Projections are before taking into account pro rata joint venture adjustments.
The following table presents a summary of the PECO III Projections prepared by PECO III management for the years ending 2019 through 2021 for PECO III on a standalone basis, with all figures rounded to the nearest million.

	2019E	2020E	2021E
Net Operating Income(1)	$7,300,000	$7,700,000	$8,200,000

(1)
As used in this table, “Net Operating Income” is defined as the sum of base rent, percentage rent, and recoveries from tenants and other income, less operating and maintenance, real estate taxes, ground rent, and provision for doubtful accounts from the properties owned by PECO III. Net Operating Income excludes straight-line rental income, above and below market rent, and lease buyout income. Net Operating Income is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance.

Interests of PECO’s Directors and Executive Officers in the Merger
None of PECO’s executive officers or directors is party to an arrangement with PECO, or participates in any PECO plan, program or arrangement, that provides such executive officer or director with financial incentives that are contingent upon the consummation of the merger.
As of August 29, 2019, Messrs. Edison, Addy, Caulfield, Murphy, and Myers and Ms. Brady, beneficially owned 138,638, 37,220, 2,419, 13,864, 15,955, and 3,919 shares of PECO III Class A common stock, respectively. Affiliates of PECO, excluding directors and executive officers, own 96,813 shares of PECO III Class A common stock. Upon the consummation of the merger, they will each receive a number of shares of PECO common stock consistent with the Class A exchange ratio of 0.6693 and cash or stock, at their option, equal to $0.0939 per PECO III Class A share. None of PECO’s independent directors owned shares of PECO III common stock as of August 29, 2019.
Interests of PECO III’s Directors and Executive Officers in the Merger
In considering the recommendation of the PECO III Board to approve the merger and the other transactions contemplated by the merger agreement, PECO III stockholders should be aware that no director or executive officer of PECO III has any interest in the merger as a stockholder of PECO III that is different from that of any other stockholder of PECO III, or has any other interest in the merger, other than because the person is a director, officer, and/or stockholder of PECO. Each of the PECO III Special Committee and the PECO III Board were aware of those interests and considered them, among other matters, in reaching its decision to approve the merger agreement.
Affiliation of PECO III and PECO
PECO III and PECO are affiliated entities because PECO manages PECO III. There are conflicts of interest inherent when the individuals who comprise the management teams of PECO III and PECO are assisting the PECO Board in connection with the merger and providing certain assistance to PECO III and the PECO III Special Committee.

Termination Agreement
Effective immediately prior to the effective time of the merger, PECO III and PECO will terminate or cause to be terminated, without liability or expense to the acquired companies, the Amended and Restated Advisory Agreement, dated as of May 8, 2018, by and among PECO III, Phillips Edison Grocery Center Operating Partnership III, L.P., a Delaware limited partnership, and PECO-Griffin REIT Advisor, LLC (as amended by the First Amendment to Amended and Restated Advisory Agreement, dated as of November 9, 2018, and the Second Amendment to Amended and Restated Advisory Agreement, dated as of May 8, 2019).
Directors and Executive Officers of the Combined Company After the Merger
The board of directors and executive officers of PECO immediately prior to the effective time of the merger will continue to serve as the board of directors and executive officers of the Combined Company, with Jeffrey S. Edison continuing to serve as the Chairman of the Board and Chief Executive Officer of the Combined Company.
Directors of the Combined Company
Jeffrey S. Edison, age 59, has served as PECO’s chairman of the board, chief executive officer since October 2017 and served as PECO’s president from October 2017 to August 15, 2019. Prior to that he served as chairman or co-chairman of the board and chief executive officer since December 2009. He has served as chairman of the board and chief executive officer of PECO III since April 2016 and served as chairman of the board and chief executive officer of Phillips Edison Grocery Center REIT II, Inc. (“REIT II”) from 2013 to the merger with REIT II in November 2018. Mr. Edison co-founded Phillips Edison Limited Partnership and has served as a principal of it since 1995. Before founding Phillips Edison, from 1991 to 1995, Mr. Edison was a senior vice president from 1993 until 1995 and was a vice president from 1991 until 1993 at Nations Bank’s South Charles Realty Corporation. From 1987 until 1990, Mr. Edison was employed by Morgan Stanley Realty Incorporated and was employed by The Taubman Company from 1984 to 1987. Mr. Edison holds a master’s degree in business administration from Harvard Business School and a bachelor’s degree in mathematics and economics from Colgate University.
Among the most important factors that led to the PECO Board’s recommendation that Mr. Edison serve as a director are his leadership skills, integrity, judgment, knowledge of PECO, his experience as a director and chief executive officer of PECO, REIT II, and PECO III, and his commercial real estate expertise.
Leslie T. Chao, age 62, has served as a director of PECO since July 2010 and as lead independent director since November 2017. Mr. Chao co-founded and, since February 2012, has served as Chairman and Chief Executive Officer of Value Retail (Suzhou) Co., Ltd., a developer of outlet centers in China. He retired as Chief Executive Officer of Chelsea Property Group (“Chelsea”), a subsidiary of Simon Property Group, Inc. (“Simon”) (NYSE: SPG), in 2008. Previously he served in various senior capacities at Chelsea, including President and Chief Financial Officer, from 1987 through its initial public offering in 1993 (NYSE: CPG) and acquisition by Simon in 2004. Chelsea was the world’s largest developer, owner and manager of premium outlet centers, with operations in the United States, Japan, Korea and Mexico. Prior to Chelsea, Mr. Chao was a vice president in the treasury group of Manufacturers Hanover Corporation, a New York bank holding company now part of JPMorgan Chase & Co., where he was employed from 1978 to 1987. He has served as an independent non-executive director of Value Retail PLC, a leading developer of outlet centers in Europe since 2009, and of The Link REIT from 2005 to 2008, the first public REIT in Hong Kong. He received a bachelor of arts from Dartmouth College in 1978 and a master of business administration degree from Columbia Business School in 1986.
Among the most important factors that led to the PECO Board’s recommendation that Mr. Chao serve as a director are his integrity, judgment, leadership skills, extensive domestic and international commercial real estate expertise, accounting and financial management expertise, public company director experience, and independence from PECO’s management and affiliates.
David W. Garrison, age 64, has served as a director of PECO since November 2018. Prior to that he served as a director of REIT II from September 2013 to November 2018 when it merged into PECO and as a director of PECO III from March 2017 to November 2018. Mr. Garrison is currently chief navigator of Garrison Growth, an international consulting services firm. From October 2002 to June 2013, Mr. Garrison served as Chief Executive Officer and director of iBahn Corp. (formerly STSN), a provider of broadband services for hotels. On September 6, 2013, iBahn Corp. filed for bankruptcy protection under the provisions of Chapter 11 of the United States Bankruptcy Code for the District of Delaware. Such action was dismissed by the court on February 3, 2015. From 2000 to 2001, Mr. Garrison was Chairman and Chief Executive Officer of Verestar, a satellite services company, where he also served on the board of Verestar’s parent company, American Tower. From 1995 to 1998, Mr. Garrison was Chairman and Chief Executive Officer of Netcom, a pioneer Internet service provider. From January 2003 to July 2013, Mr. Garrison served as a director of SonicWall, Inc., where at various times he served on the Audit Committee, the Compensation Committee (Chair) and the Corporate Governance and Nominations Committee. From 1997 to 2002, Mr. Garrison served as an independent director of Ameritrade, the first online trading company, and he was also the Chair of the Compensation Committee and lead independent director at different times. Mr. Garrison holds a bachelor of science degree from Syracuse University and a master of business administration degree from Harvard University.
Among the factors that led to the PECO Board’s recommendation that Mr. Garrison serve as a director are his integrity, judgment, leadership skills, commercial business experience, public company director experience and independence from PECO’s management and affiliates.
Paul J. Massey, Jr., age 59, has been a director of PECO since July 2010. Mr. Massey also served as a director of REIT II from July 2014 to August 2017. Mr. Massey began his career in 1983 at Coldwell Banker Commercial Real Estate Services, now CBRE, in Midtown Manhattan, first as the head of the market research department, and next as an investment sales broker. Together with partner Robert A. Knakal, whom he met at Coldwell Banker, he founded Massey Knakal Realty Services, which became New York City’s largest investment property sales brokerage firm, of which Mr. Massey served as Chief Executive Officer. With 250 sales professionals serving more than 200,000 property owners, Massey Knakal Realty Services was ranked as New York City’s #1 property sales company in transaction volume by the CoStar Group, a national, independent real estate analytics provider. With more than $4.0 billion in annual sales, Massey Knakal was also ranked as one of the nation’s largest privately owned real estate brokerage firms. On December 31, 2014, Massey Knakal was sold to global commercial real estate firm Cushman & Wakefield, Inc., for which Mr. Massey served as President - New York Investment Sales through April 2018. In July 2018, Mr. Massey founded B6 Real Estate Advisors, a real estate brokerage firm in New York City, and currently serves as its Chief Executive Officer. In 2007, Mr. Massey was the recipient of the Real Estate Board of New York’s (“REBNY”) prestigious Louis B. Smadbeck Broker Recognition Award. Mr. Massey also serves as Chair for REBNY’s Ethics and Business Practice Subcommittee, was a director on the Commercial Board of Directors of REBNY, is Chairman of the Board of Trustees of the Roxbury Latin School, and serves as a chair or member of numerous other committees. Mr. Massey graduated from Colgate University with a bachelor of arts degree in economics.
Among the most important factors that led to the PECO Board’s recommendation that Mr. Massey serve as a director are Mr. Massey’s integrity, judgment, leadership skills, extensive commercial real estate expertise, familiarity with PECO and independence from PECO’s management and affiliates.
Stephen R. Quazzo, age 59, has been one of PECO’s directors since November 2013. Mr. Quazzo is co-founder and Chief Executive Officer of Pearlmark Real Estate, L.L.C. From 1991 to 1996, Mr. Quazzo served as President of Equity Institutional Investors, Inc., a subsidiary of investor Sam Zell’s private holding company, Equity Group Investments, Inc. Mr. Quazzo was responsible for raising equity capital and performing various portfolio management services in connection with the firm’s real estate investments, including institutional opportunity funds and public REITs. Prior to joining the Zell organization, Mr. Quazzo was in the Real Estate Department of Goldman, Sachs & Co., where he was a vice president responsible for the firm’s real estate investment banking activities in the Midwest. Mr. Quazzo holds a bachelor of arts degree and a master of business administration degree from Harvard University, where he serves as a member of the Board of Dean’s Advisors for the business school. He is a Trustee of the Urban Land Institute (ULI), Trustee and immediate past Chair of the ULI Foundation, a member of the Pension Real Estate Association, and a licensed real estate broker in Illinois. In addition, Mr. Quazzo currently serves a director of Marriott Vacations Worldwide (NYSE: VAC) and previously served as a director of ILG, Inc. (NASDAQ: ILG) until September 2018 and Starwood Hotels & Resorts Worldwide, Inc. (NYSE: HOT) until September 2016. He also sits on a number of non-profit boards, including: Rush University Medical Center, the Chicago Symphony Orchestra Endowment, the Chicago Parks Foundation, Deerfield Academy and City Year Chicago.
Among the most important factors that led to the PECO Board’s recommendation that Mr. Quazzo serve as a director are his integrity, judgment, leadership skills, commercial real estate expertise, investment management expertise, public company director experience, and independence from PECO’s management and affiliates.
John A. Strong, age 59, has served as a director of PECO since November 2018. He previously served as a director of REIT II from May 2017 to November 2018 when it merged into PECO. Since July 2010, Dr. Strong has served as Chairman and Chief Executive Officer of Bankers Financial Corporation, a diversified financial services company for outsourcing solutions for claims, policy and flood products for insurers; insurance tracking for lenders; human resources solutions for small business; warranties for consumer electronics and new homes; insurance and maintenance services for properties, businesses and builders; and surety bonds for bail. Since 2007, he has served as a board member of Bankers Financial Corporation. From 2005 to 2010, he served as the President and Managing Partner of Greensboro Radiology. Dr. Strong holds a bachelor of arts in mathematics degree from Duke University and a doctor of medicine degree from Michigan State University College of Human Medicine as well as his residency and fellowship in radiology from Duke University.
Among the factors that led to the PECO Board’s recommendation that Dr. Strong serve as a director are his integrity, judgment, leadership skills, financial and management expertise, and independence from PECO’s management and affiliates.
Gregory S. Wood, age 60, has been a director of PECO since April 2016. Mr. Wood has been Executive Vice President and Chief Financial Officer of EnergySolutions, Inc., a leading services provider to the nuclear industry, since June 2012. Prior to that, Mr. Wood held the role of Chief Financial Officer at numerous public and private companies, including Actian

Corporation, Silicon Graphics, Liberate Technologies, and InterTrust Technologies. Mr. Wood was a director of Steinway Musical Instruments, Inc. from October 2011 to October 2013, where he also served as Chairman of the Audit Committee. Mr. Wood, a certified public accountant (inactive), received his bachelor of business administration in accounting degree from the University of San Diego and his law degree from the University of San Francisco School of Law.
Among the most important factors that led to the PECO Board’s recommendation that Mr. Wood serve as a director are his integrity, judgment, leadership skills, accounting and financial management expertise, public company director experience, and independence from PECO’s management and affiliates.
Director Independence
Although shares of PECO’s common stock are not currently listed for trading on any national securities exchange, a majority of PECO’s directors, and all of the members of the PECO Board’s Audit Committee (the “Audit Committee”) and the Compensation Committee (the “Compensation Committee”) are “independent” as defined by the rules of the New York Stock Exchange (“NYSE”). The NYSE independence standards provide that to qualify as an independent director, in addition to satisfying certain bright-line criteria, the board must affirmatively determine that a director has no material relationship with PECO (either directly or as a partner, stockholder, or officer of an organization that has a relationship with PECO). The PECO Board has determined that each of Messrs. Chao, Garrison, Massey, Quazzo, Strong and Wood is “independent” as defined by the NYSE.
Compensation Committee Interlocks and Insider Participation
The current members of the Compensation Committee are Messrs. Garrison (Chair), Massey, and Strong, all of whom are independent directors. None of PECO’s executive officers serve as a member of a board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of PECO’s Board or its Compensation Committee.
Executive Officers of the Combined Company
Devin I. Murphy, age 59, has served as PECO’s president since August 15, 2019. Prior to that he served as PECO’s chief financial officer and treasurer from August 2013 to August 15, 2019 and as PECO’s principal and chief financial officer from June 2013 when he joined PECO to August 2013. He also served as the chief financial officer, treasurer and secretary of PECO III from April 2016 to August 15, 2019, and previously served as chief financial officer, treasurer and secretary of REIT II from 2013 until the merger with REIT II in November 2018. From November 2009 to June 2013, he served as vice chairman of investment banking at Morgan Stanley. He began his real estate career in 1986 when he joined the real estate group at Morgan Stanley as an associate. Prior to rejoining Morgan Stanley in June 2009, Mr. Murphy was a managing partner of Coventry Real Estate Advisors, a real estate private equity firm founded in 1998 which sponsors a series of institutional investment funds that acquire and develop retail properties. Prior to joining Coventry in March 2008, from February 2004 until November 2007, Mr. Murphy served as global head of real estate investment banking for Deutsche Bank Securities, Inc. At Deutsche Bank, Mr. Murphy ran a team of over 100 professionals located in eight offices in the United States, Europe and Asia. Prior to joining Deutsche Bank, Mr. Murphy was with Morgan Stanley for 15 years. He held a number of senior positions at Morgan Stanley including co-head of United States real estate investment banking and head of the private capital markets group. Mr. Murphy served on the investment committee of the Morgan Stanley Real Estate Funds from 1994 until his departure in 2004. Mr. Murphy serves as an advisory director for Hawkeye Partners, a real estate private equity firm headquartered in Austin, Texas, and is a director of CoreCivic, a New York Stock Exchange listed REIT. Mr. Murphy received a master’s of business administration degree from the University of Michigan and a bachelor of arts degree with honors from the College of William and Mary.
John P. Caulfield, age 38, has served as PECO’s chief financial officer and treasurer since August 15, 2019. Prior to that he served as PECO’s senior vice president of finance from January 2016 to August 15, 2019, with responsibility for financial planning and analysis, budgeting and forecasting, risk management, and investor relations. He has served as chief financial officer, treasurer, and secretary of PECO III since August 15, 2019. He joined PECO in March 2014 as vice president of treasury and investor relations. Prior to joining PECO, Mr. Caulfield served as vice president of treasurer and investor relations with CyrusOne Inc. from February 2012 to March 2014 where he played a key role in the company’s successful spinoff and IPO from Cincinnati Bell; the establishment of its capital structure and treasury function; and creation, positioning, and strategy of messaging and communications with investors and research analysts. Prior to that, he spent seven years with Cincinnati Bell, holding various positions in treasury, finance and accounting, including assistant treasurer and director of investor relations. Mr. Caulfield has a bachelor’s degree in accounting and a master’s in business administration from Xavier University and is a certified public accountant.
Robert F. Myers, age 46, has served as PECO’s chief operating officer and senior vice president since October 2010. Mr. Myers joined PECO in 2003 as a senior leasing manager, was promoted to regional leasing manager in 2005 and became vice president of leasing in 2006. He was named senior vice president of leasing and operations in 2009, and chief operating officer in 2010. Before joining PECO, Mr. Myers spent six years with Equity Investment Group, where he started as a property manager in 1997. He served as director of operations from 1998 to 2000 and as director of lease renegotiations/leasing agent from 2000 to 2003. He received his bachelor’s degree in business administration from Huntington College in 1995.
R. Mark Addy, age 57, has served as PECO’s executive vice president since October 2017. In addition, he has served as the president and chief operating officer of PECO III since April 2016 and previously served as president and chief operating officer of REIT II from 2013 until the merger with REIT II in November 2018. Mr. Addy previously served as PECO’s chief operating officer from 2004 to October 2010. Prior to that he served as a senior vice president from 2002 until 2004. Prior to joining PECO, Mr. Addy practiced law with Santen & Hughes in the areas of commercial real estate, financing and leasing, mergers and acquisitions, and general corporate law from 1987 until 2002. Mr. Addy was the youngest law partner in the 50-year history of Santen & Hughes, and served as president of Santen & Hughes from 1996 through 2002. While at Santen & Hughes, he represented Phillips Edison from its inception in 1991 to 2002. Mr. Addy received his law degree from the University of Toledo and his bachelor’s degree in environmental science and chemistry from Bowling Green State University.
Tanya E. Brady, age 52, has served as PECO’s senior vice president and general counsel since January 2015 and as secretary since November 2018. Ms. Brady joined PECO in 2013 as vice president and assistant general counsel. She has over 20 years of experience in commercial real estate and corporate transactions including joint venture and fund formation matters, structuring and negotiating asset and entity-level acquisitions and dispositions and related financings, the sales and purchases of distressed loans, and general corporate matters. She also has extensive commercial leasing and sale leaseback experience. Prior to joining PECO, Ms. Brady was a partner at the law firm of Kirkland & Ellis LLP in Chicago, Illinois. Prior to that, she held associate positions at the law firms of Freeborn & Peters LLP (Chicago, Illinois), King & Spalding LLP (Atlanta, Georgia), and Scoggins & Goodman, P.C. (Atlanta, Georgia). Ms. Brady received a bachelor of civil law degree with honors from the National University of Ireland College of Law in Dublin, Ireland, and a juris doctor from DePaul University College of Law in Chicago. She is licensed to practice in Illinois, Georgia, Ohio, and Utah.
PECO Director Compensation
The following table describes PECO’s 2018 compensation for non-employee directors. Mr. Edison does not receive compensation for his board service.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	All Other Compensation ($)(3)	Total ($)
Leslie T. Chao	79,500	52,510	3,129	135,139
David W. Garrison(4)	7,982	—	—	7,982
Paul J. Massey, Jr.	69,500	52,510	3,129	125,139
Stephen R. Quazzo	59,500	52,510	3,129	115,139
John A. Strong(4)	6,705	—	—	6,705
Gregory S. Wood	59,500	52,510	3,129	115,139

(1)
Represents the aggregate grant date fair value of restricted stock unit awards made to PECO’s directors in 2018, calculated in accordance with FASB ASC Topic 718, excluding any estimated forfeitures related to service-vesting conditions. The amounts reported in this column reflect the accounting cost for these restricted stock awards, and do not correspond to the actual economic value that may be received by the director upon vesting of the awards. Assumptions used in the calculation of these amounts are included in Note 14 to PECO’s audited consolidated financial statements in PECO’s Annual Report on Form 10-K.

(2)	As of December 31, 2018, each director except Messrs. Garrison and Strong held 7,816 shares of unvested restricted stock.

(3)	Represents distributions paid on unvested restricted stock.

(4)	Messrs. Garrison and Strong joined PECO’s board on November 16, 2018 after the merger with REIT II. Accordingly, the amounts in the table reflect pro rated retainers for the remainder of 2018.
PECO’s director compensation program is intended to provide a total compensation package that enables PECO to attract and retain qualified and experienced individuals to serve as members of the PECO Board and to align directors’ interests with those of PECO’s stockholders. Non-employee director compensation is set by the Compensation Committee.
In 2018, PECO’s director compensation program was as follows: annual cash retainer of $52,500, annual equity retainer of $52,500, annual cash retainer for lead independent director and chairs of the Audit and Compensation Committees of $10,000, and a $1,000 fee per each PECO Board and committee meeting attended (but no more than $1,000 per day). In addition, directors received reimbursement of reasonable out-of-pocket expenses incurred in connection with attending meetings.
In 2019, based on input from FPL Associates L.P. (“FPL”), the Compensation Committee approved the following changes to the non-employee director compensation program for 2019 for non-employee directors: increased the annual cash retainer to

$57,250; increased the annual equity retainer to $57,250; increased each of the annual cash retainers for the lead independent director, Audit Committee chair, and Compensation Committee chair to $10,300; and eliminated the $1,000 per meeting fee.
Compensation of PECO’s Named Executive Officers - Compensation Discussion and Analysis
Executive Summary
Named Executive Officers
This Compensation Discussion and Analysis (“CD&A”) describes PECO’s compensation program as it relates to its named executive officers (“NEOs”). For 2018, the named executive officers were Messrs. Edison, Murphy, Myers, and Addy.
Summary of Key Compensation Practices

WHAT PECO DOES		WHAT PECO DOES NOT DO
√	A significant portion of PECO’s executive officers’ total compensation opportunity is based on performance and is not guaranteed.	×	PECO does not provide "single-trigger" change in control cash severance payments.
√	PECO has a formulaic annual incentive bonus program based on rigorous goals for management.	×	PECO does not guarantee annual salary increases or minimum cash bonuses.
√
PECO aligns the interests of its executive officers with PECO’s long-term investors by awarding a significant percentage of their equity compensation in the form of multi-year, performance-based equity awards.
		×	PECO does not provide tax gross-up payments to any of its executive officers for tax amounts they might pay pursuant to Section 4999 or Section 409A of the Internal Revenue Code.
√	PECO enhances executive officer retention with time-based, multi-year vesting equity incentive awards.	×	PECO does not allow for repricing or buyouts of stock options without prior stockholder approval.
√	The Compensation Committee, which is comprised solely of independent directors, engages an independent compensation consultant.	×
Directors and employees, including its NEOs, are prohibited from entering into hedging or monetization transactions with respect to PECO securities and from holding PECO securities in margin accounts or otherwise pledging PECO securities as collateral for loans.

2018 Financial Performance
The following are PECO’s 2018 financial highlights*:

•
Completed a $1.9 billion merger with REIT II, a public non-traded REIT that was previously advised and managed by PECO, which grew its portfolio by 86 wholly-owned grocery-anchored shopping centers and a joint venture

•	Formed a joint venture (“GRP I”) with The Northwestern Mutual Life Insurance Company, investing in 17 grocery-anchored shopping centers valued at $359 million

•	Together, PECO and REIT II surpassed $1.0 billion of cumulative stockholder distributions as of December 31, 2018

•	Net income totaled $47.0 million for the year ended December 31, 2018

•	Funds from operations (“FFO”) per diluted share increased to $0.65 from $0.43; total FFO represented 101.8% of total distributions made during the year

•	Modified funds from operations (“MFFO”) per diluted share increased 6.3% to $0.68; total MFFO represented 108.5% of total distributions made during the year

•	Pro forma same-center net operating income (“NOI”) increased 3.7% to $325.5 million

•	Executed 0.7 million square feet of new leases and 2.8 million square feet of renewal leases, with comparable rent spreads of 14.6% and 6.7%, respectively

•
Acquired five grocery-anchored shopping centers for a total cost of $97.9 million and realized $78.7 million of net proceeds from the sale of eight properties (excluding the merger and joint venture activity described above)

•
Further enhanced its balance sheet by recapitalizing a significant portion of its debt, reduced its interest rate spreads on several loans, and increased its weighted average loan maturity to 4.9 years. Highlights include:

◦	PECO transferred $175 million of debt to GRP I and used proceeds from GRP I to pay down $130 million of outstanding debt to reduce leverage.

◦
At the closing of the merger with REIT II, PECO entered into two new unsecured term loans totaling $400 million and exercised an accordion feature for $217.5 million on an existing unsecured term loan. The weighted average term of the $617.5 million of new unsecured debt is 5.6 years as of December 31, 2018.

◦	PECO has no unsecured loan maturities until 2021, including extension options.

◦
PECO reduced its interest rate spreads by 5 basis points, subject to its leverage levels, on $400 million of unsecured term loans as compared to a previous term loan, and reduced its interest rate spread by 10 basis points, subject to its leverage levels, on $255 million of an existing unsecured term loan.

* For a more detailed discussion of PECO’s 2018 results, including a reconciliation of how it calculates FFO, MFFO, and pro forma same-center NOI, please see pages 35-38 of PECO’s Form 10-K for the year ended December 31, 2018. PECO management believes these metrics are useful to investors and analysts.
Summary of Fixed and At Risk Pay Elements
The fixed and at risk pay elements of NEO compensation are reflected in the following table and charts.

	Element	Form	Description
Fixed Compensation	Base Salary	Cash
• Designed to compensate NEOs for services rendered on a day-to-day basis
• Provides guaranteed cash compensation to secure services of PECO’s executive talent
• Established based on scope of responsibilities, experience, performance, contributions, and internal pay equity considerations
• Compensation Committee reviews annually

Variable/ At-Risk Compensation	Annual Incentive Plan	Cash Bonus
• Designed to encourage outstanding individual and Company performance by motivating NEOs to achieve short-term Company and individual goals by rewarding performance measured against key annual strategic objectives
• 2018 Company performance metric was AFFO/share

	Long-Term Incentive Plan	Time-Based Restricted Stock Units
• Compensation Committee believes a substantial portion of each NEO's compensation should be in the form of long-term equity incentives
• Designed to encourage management to create stockholder value over the long term; value of equity awards directly tied to changes in value of PECO common stock over time
• 2018 awards were 50% time-based restricted stock units (or operating partnership units) and 50% performance-based restricted stock units (or operating partnership units)

Performance-Based Restricted Stock Units
The amounts used in the charts below are based on 2018 base salary, target annual cash incentive award, and target long-term equity incentive award. The following charts illustrate each NEO’s base salary, target annual cash incentive award, and target long-term equity incentive award as a percentage of total target compensation for 2018.

All Other NEOs
24%
Base Salary
36%
Annual Cash Incentive Award
20%
Time-Based Equity Award
20%
Performance-Based Equity Award
76%
Performance Based & at Risk

Changes to 2019 Compensation Program
2019 Long-Term Equity Incentive Program. When considering enhancements to PECO’s compensation plan for 2019, the Compensation Committee made two noteworthy changes:

√
Added a second performance measure to the annual incentive program for PECO’s executives (other than Mr. Addy) - same store NOI growth, which the Compensation Committee believes is integral for measuring the ongoing performance of PECO’s portfolio

√
Increased the portion of the long-term incentive equity awards made to executive officers that are tied to future performance to 60% (up from 50% in 2018) and consequently decreased the portion of the award that is time-based to 40% (down from 50%)

The Compensation Committee also changed the relative weights given to each of the performance measures in the annual incentive program. For all executive officers except Mr. Addy, the weighting of company and individual performance is as follows: AFFO/share (50%), Same Center NOI Growth (20%), and individual performance (30%). Mr. Addy’s award will continue to be based on AFFO/share (10%) and individual performance (90%).
Special LTIP Awards. In March 2019, the Compensation Committee approved one-time long-term incentive awards of performance-based LTIP Units to Messrs. Edison and Murphy (each, a “Special LTIP Award”). The backdrop for the Special LTIP Award to Mr. Edison was a determination that, to ensure the long-term success of PECO as a whole, his focus on executing PECO’s strategies for managing the balance sheet and increasing FFO should be complemented by a focus on supporting the creation of a new, scalable asset management business with sustainable revenue. The backdrop for the Special LTIP Award to Mr. Murphy was a determination that creating value through a separate asset management platform within PECO, which is particularly important in light of the challenges that non-traded REITs continue to face in the marketplace for raising new capital from traditional investors in those investment vehicles, requires intense focus by PECO’s second most senior executive officer with the goal of building new relationships with institutional and other investors that seek to allocate capital to the industry segment in which PECO has had a long and successful track record. Therefore, the Compensation Committee, in consultation with FPL, designed the Special LTIP Awards to create bespoke long-term incentives for each of Mr. Edison and Mr. Murphy.
The Special LTIP Award to Mr. Murphy is entirely focused on growing PECO’s asset management business beyond the capital raising strategies PECO has pursued historically over a measurement period of five years. Accordingly, Mr. Murphy’s Special LTIP Award is tied entirely to incremental revenue streams from the asset management business with the objective of focusing his efforts on building recurring revenue more than transaction-based fee income. Conversely, the Special LTIP Award to Mr. Edison, consistent with his role as PECO’s CEO, is designed to provide a balanced incentive and ensure full alignment with its stockholders as he continues to drive the performance of PECO as a whole over a measurement period of seven years. Accordingly, Mr. Edison’s Special LTIP Award blends two performance metrics: the growth of PECO’s core funds from operations (“Core FFO”) and revenue from PECO’s asset management business above a threshold of $5 million per year.
The Special LTIP Awards represent a target number of units that can be earned if certain performance measures are achieved during a stated performance period and if certain additional vesting requirements are met. The number of LTIP Units earned will vary between 0% and 100% of the target amount based on actual performance compared to target performance on a graduated scale, with performance at the target level resulting in 100% of the target number of LTIP Units being earned. At the conclusion of the applicable performance period (or earlier upon a change in control or termination of the executive’s employment), the Compensation Committee will determine the level of achievement of each performance goal measure and the corresponding number of LTIP Units earned by each grantee. With respect to his Special LTIP Award Mr. Murphy waived the accelerated vesting provisions upon retirement that apply to his current equity incentive awards. The number of LTIP Units granted and applicable performance period and performance measures for each executive are as follows:

Executive Officer	LTIP Units	Performance Period	Performance Measures
Jeffrey S. Edison	1,357,467	4/1/2019-3/31/2026
Award units may be earned from 0-100% based on a combination of (i) the amount of new revenue generated by PECO’s asset management business during the performance period up to target of $30 million, and (ii) Core FFO per share growth relative to PECO’s peers during the performance period up to target of 80th percentile or above

Devin I. Murphy	678,734	4/1/2019-3/31/2024	Award units may be earned from 0-100% based on the amount of new revenue generated by PECO’s asset management business during the performance period up to target revenue of $30 million

No additional LTIP Units will be earned for performance achieved above the target level. Any amounts earned under the Special LTIP Award agreements will be issued in the form of LTIP Units, which represent common units of limited partnership interest ("OP Units") in PECO OP I that are structured as a profits interest in PECO. Dividends will accrue on the LTIP Units until the measurement date, subject to a quarterly distribution of 10% of the regular quarterly distributions.
Executive Compensation Objectives and Philosophy

The key objectives of PECO’s executive compensation program are to: (1) attract, motivate, reward, and retain superior executive officers with the skills necessary to successfully lead and manage the business; (2) achieve accountability for performance by linking annual cash incentive compensation to the achievement of measurable performance objectives; and (3) incentivize its executive officers to build value and achieve financial objectives designed to increase the value of PECO’s business through short-term and long-term incentive compensation programs. For PECO’s executive officers, these short-term and long-term incentives are designed to accomplish these objectives by providing a significant correlation between PECO’s financial results and their actual total compensation.
PECO expects to continue to provide its executive officers with a significant portion of their compensation through cash incentive compensation contingent upon the achievement of financial and individual performance metrics as well as through equity compensation. These two elements of executive compensation are aligned with the interests of PECO’s stockholders because the amount of compensation ultimately received will vary with PECO’s financial performance. Equity compensation derives its value from the appreciation of shares of PECO common stock. PECO seeks to apply a consistent philosophy to compensation for all executive officers.
Setting Executive Compensation
The Compensation Committee is responsible for approving the compensation of PECO’s CEO and other NEOs. When setting executive compensation, the Compensation Committee considers PECO’s overall Company performance, including PECO’s achievement of financial goals, and individual performance. They also consider compensation paid by similarly situated REITs for their executive roles. In addition, the Compensation Committee continues to consider the projected performance and strategic outlook for PECO, the changing roles and responsibilities of the executive officers, and the expected future contributions of the executive officers. The Compensation Committee believes that understanding competitive market data is an important part of its decision-making process and, while this exercise does not perfectly capture all the unique aspects of PECO’s business, typically it provides a solid foundation upon which to base executive compensation decisions.
Role of the Compensation Committee
The Compensation Committee, which is comprised entirely of independent directors, reviews the compensation packages for PECO’s executive officers, including an analysis of all elements of compensation separately and in the aggregate. The Compensation Committee operates under a written charter adopted the PECO Board, which provides that the Compensation Committee has overall responsibility for (i) periodically reviewing and assessing PECO’s processes and procedures for the consideration and determination of executive compensation; (ii) reviewing and approving grants and awards under incentive-based compensation plans and equity-based plans; and (iii) determining the equity awards and bonus amounts for the executive officers.
In reviewing and approving these matters, the Compensation Committee considers such matters as it deems appropriate, including PECO’s financial and operating performance, the alignment of the interests of the executive officers and PECO stockholders, and PECO’s ability to attract and retain qualified and committed individuals. In determining appropriate compensation levels for PECO’s CEO, the Compensation Committee meets outside the presence of all the executive officers. With respect to the compensation levels of all other NEOs, the Compensation Committee meets outside the presence of all executive officers except the CEO. PECO’s CEO annually reviews the performance of each of the other NEOs with the Compensation Committee.
Role of Compensation Consultant
In 2018, the Compensation Committee engaged FPL to provide guidance regarding PECO’s executive compensation program for 2019. The Compensation Committee performs an annual assessment of the compensation consultant’s independence to determine whether the consultant is independent. During 2018, FPL did not provide services to PECO other than the services provided to the Compensation Committee. The Compensation Committee has determined that FPL is independent and that its work has not raised any conflicts of interest.
Peer Company Comparisons
In 2017 for 2018, FPL compared the compensation of the NEOs to data in the National Association of Real Estate Investment Trusts (“NAREIT”) survey to assess compensation levels. The NAREIT survey includes 143 REITs and provides a broad market reference of REITs, including retail REITs, many of which compete with PECO for executive talent. FPL furnished the Compensation Committee with a report that compared PECO’s compensation of its NEOs to the survey data. This report was considered by the Compensation Committee in setting total compensation for 2018.
Although comparisons of compensation paid to PECO’s executives relative to compensation paid to similarly situated executives in the survey assists the Compensation Committee in determining compensation, the Committee principally evaluates compensation based on corporate objectives and individual performance.
Advisory Vote on Executive Compensation

At PECO’s 2018 annual meeting of stockholders, PECO held its first advisory vote to approve executive compensation. Over 92% of the votes cast were in favor of the advisory vote in 2018. The Compensation Committee believes this vote conveys PECO stockholders’ support of the Compensation Committee’s decisions and the existing executive compensation programs. The Compensation Committee reviewed the final vote results, and PECO has not made any material changes to its executive compensation programs or policies as a result of the vote. At PECO’s 2018 annual meeting, PECO also held an advisory vote on the frequency of the advisory vote on executive compensation. Approximately 90% of the votes cast were in favor of an annual vote and accordingly, PECO will have an annual advisory vote to approve executive compensation.
Elements of Executive Compensation
Base salary, annual cash incentive, and long-term equity incentives are the primary elements of PECO’s executive compensation program and, on an aggregate basis, they are intended to substantially satisfy the program’s overall objectives. The Compensation Committee seeks to set each of these elements of compensation at the same time to enable it to simultaneously consider all of the significant elements and their impact on compensation as a whole. Taking this comprehensive view of all compensation components also allows the Compensation Committee to make compensation determinations that reflect the principles of PECO’s compensation philosophy. PECO strives to achieve an appropriate mix between the various elements of PECO’s compensation program to meet PECO’s compensation objectives and philosophy; however, the Compensation Committee does not apply any rigid allocation formula in setting PECO’s executive compensation, and may make adjustments to this approach for various positions after giving due consideration to prevailing circumstances, internal pay equity, and each individual's responsibilities, experience, and performance. The Compensation Committee seeks to establish an appropriate mix of cash payments and equity awards to meet PECO’s short-term and long-term goals and objectives.
Base Salary
PECO provides base salaries to its executives to compensate them for services rendered on a day-to-day basis. Base salaries also provide guaranteed cash compensation to secure the services of PECO’s executive talent. The base salaries of the executives are primarily established based on the scope of their responsibilities, experience, performance, and contributions, and internal pay equity considerations, taking into account comparable company data provided by PECO’s compensation consultant and based upon the Compensation Committee’s understanding of compensation paid to similarly situated executives, adjusted as necessary to recruit or retain specific individuals. The Compensation Committee reviews the base salaries of the NEOs annually and may also increase the base salary of an executive at other times if a change in the scope of his or her responsibilities, such as a promotion, justifies such consideration.
PECO believes that providing a competitive base salary relative to the companies with which it competes for executive talent is a necessary element of a compensation program that is designed to attract and retain talented and experienced executives. PECO also believes that attractive base salaries can motivate and reward its executive officers for their overall performance. Accordingly, the compensation philosophy and approach of the Compensation Committee is to generally provide a base salary for each of the executive officers at or near the 50th percentile base salary amount of similarly situated executives at companies in the NAREIT survey. The Compensation Committee also considers other factors in setting base salaries, such as the responsibilities of the NEO and internal pay equity.
Base salaries for PECO’s NEOs for 2018 were as follows:

Executive	2017 Base Salary	2018 Base Salary	% Increase
Jeffrey S. Edison	$412,000	$800,000	94%
Devin I. Murphy	$412,000	$477,405	16%
Robert F. Myers	$463,500	$477,405	3%
R. Mark Addy	$225,000	$231,750	3%
Mr. Edison received an increase in his base salary from $412,000 in 2017 to $800,000 in 2018 in order to align his base salary with approximately the 50th percentile of peer group companies in the NAREIT survey, and to compensate Mr. Edison for his greater day-to-day responsibilities as CEO of an internally-managed REIT following the closing of the PELP transaction in October 2017. Mr. Murphy’s base salary was increased from $412,000 to $477,405 in order to incentivize his day-to-day performance and to address considerations regarding internal pay equity. Base salary for each of Messrs. Myers and Addy was increased by 3% from 2017 levels.
2018 Annual Cash Incentive Program
In March 2018, the Compensation Committee, in consultation with FPL, approved the 2018 annual cash incentive program. Under the 2018 annual cash incentive program, for each of the NEOs other than Mr. Addy, 80% of the award was based upon achievement of the adjusted funds from operations (“AFFO”) per share target and 20% of the award was based upon individual performance. For Mr. Addy, 90% of his award was based upon individual performance metrics and 10% was based upon achievement of the AFFO/share target. Mr. Addy’s individual performance-based portion the annual cash incentive was evaluated and approved by the Compensation Committee, and paid, on a quarterly rather than annual basis. The Compensation Committee chose the relative weights of the performance measures based on the Compensation Committee’s desire to emphasize financial results while maintaining a focus on non-financial initiatives.
AFFO/Share
The Compensation Committee believes that AFFO is an appropriate and effective measure of annual company-wide performance. FFO is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. FFO is net income (loss) attributable to common stockholders computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus real estate depreciation and amortization, and after adjustments for unconsolidated entities and non-controlling interests. AFFO adjusts FFO for straight-line rents, amortization of in-place leases, defined financing costs amortization, equity compensation, net gain or loss on the extinguishment of debt, pro rata JV interest, tenant improvements, leasing costs, and maintenance capital expenditures.
For the portion of the 2018 annual cash incentive award tied to the AFFO/share performance metric, the NEOs could receive from 0% up to 150% of the target award. If AFFO/share targets were achieved at the threshold level, the NEOs would receive 50% of the target award for the portion of the award tied to AFFO/share. If AFFO/share targets were achieved at the target level, the NEOs would receive 100% of the target award tied to AFFO/share. If AFFO/share targets was achieved at or above the maximum level, the NEOs would receive 150% of the target award tied to AFFO/share, with linear interpolation between levels. The NEOs could not receive more than 150% of their target annual cash incentive award. The threshold level was set based on a level of performance that was believed to be achievable in order to motivate and retain PECO’s executives. The target level was set based on a level of operating performance that was believed to be aggressive, but obtainable. The maximum level was set based on a level of operating performance that was believed to be realizable, but only as a result of exceptional performance. The Compensation Committee retained discretion to adjust the performance goals used to determine whether or not the AFFO/share targets were achieved to take into account extraordinary, unusual or infrequently occurring events and transactions not anticipated at the time the performance goals were set. As such, the Compensation Committee adjusted the performance goals for 2018 to align the impact of certain strategic decisions made during the year with the objectives set forth in the compensation plans for the NEOs; specifically, the acceleration of the settlement of certain liabilities in 2018 that were originally payable in 2019 for PECO’s benefit.
The following chart reflects the adjusted AFFO/share performance goals at the threshold, target, and maximum levels and the level of performance PECO achieved in 2018:

AFFO per share
Maximum
$0.53
Target
$0.51
Threshold
$0.49
Actual
$0.54
(Maximum)

Individual Performance
In evaluating each NEO's individual performance, the Compensation Committee considered his achievements in 2018, including the factors listed below.
Mr. Edison: he established and implemented PECO’s overall strategic business plan; PECO’s out performance of its AFFO and same store NOI growth targets; he led the acquisition of REIT II; and he launched several growth initiatives focused on customer service, engaging with PECO’s retail investors, and driving redevelopment opportunities in the portfolio.
Mr. Murphy: PECO’s out performance of its AFFO and same store NOI growth targets; executing the acquisition of REIT II; refinancing the corporate debt capital structure, including the debt assumed from REIT II in the acquisition; extending the weighted average maturity of the corporate debt; and executing two joint ventures with an institutional investor to monetize assets and delever.
Mr. Myers: PECO’s out performance of its same store NOI growth targets; achieving record leasing volume at 730,000 of new square feet, over $11 million of new base rent, and increased PECO’s portfolio annualized base rent to over $391 million; managing PECO’s property acquisition and disposition program; and overseeing all operations to ensure proper expense management and construction within budgets.
Mr. Addy: the level of performance and growth in the retail investor portion of PECO’s investment management business and oversight of PECO’s third party business partner Griffin.
2018 Target Awards vs 2018 Actual Bonuses Paid
The following table shows the annual cash incentive target award opportunity and the actual bonus earned by and paid to each NEO for 2018:

Executive	2018 Target Award Opportunity	2018 Actual Bonus Paid	% of Target Earned
Jeffrey S. Edison(1)	$1,000,000	$1,500,000	150%
Devin I. Murphy(2)	$477,405	$716,108	150%
Robert F. Myers(2)	$477,405	$716,108	150%
R. Mark Addy(3)	$800,000	$170,000	21%

(1)	Of the total amount paid, $1,200,000 was attributable to the Company's performance against AFFO/share and $300,000 was attributable to his individual performance.

(2)	Of the total amount paid, $572,886 was attributable to the Company's performance against AFFO/share and $143,222 was attributable to his individual performance.

(3)	Of the total amount paid, $120,000 was attributable to the Company's performance against AFFO/share and $50,000 was attributable to his individual performance.
Long-Term Equity Incentive Program
The Compensation Committee believes that a substantial portion of each executive’s annual compensation should be in the form of long-term equity incentive awards. Long-term equity incentive awards encourage management to create stockholder value over the long term because the value of the equity awards is directly attributable to changes in the value of PECO common stock over time. In addition, long-term equity incentive awards are an effective tool for management retention because full vesting of the awards generally requires continued employment for multiple years. Prior to 2018, long-term equity incentive awards were generally granted in the form of restricted management units of PELP, which were phantom units that paid out in cash upon vesting. In 2018, PECO issued long-term equity awards in the form of restricted stock units or Class C limited partnership units (“LTIP Units”) of PECO OP I, at the election of the executive, comprised of 50% performance-based awards and 50% time-based awards as described below under “2018 Long-Term Incentive Program”. The 2019 LTIP awards are 60% performance-based and 40% time-based.
For 2018, the executives elected to receive LTIP Units in lieu of restricted stock units of PECO. At issuance, the LTIP Units were subject to vesting and did not have full parity with OP Units in PECO I OP with respect to liquidating distributions, but upon the occurrence of certain events described in PECO I OP's partnership agreement, could over time achieve full parity with the OP Units for all purposes. Upon vesting and achieving full parity with OP Units, the LTIP Units would convert into an equal number of OP Units. Each OP Unit acquired upon conversion of an LTIP Unit may be presented for redemption at the election of the holder, for cash equal to the fair market value of a share of PECO common stock, except that PECO I OP may, at its election, acquire each OP Unit so presented for one share of PECO common stock.
2018 Long-Term Incentive Program
In February 2018, the Compensation Committee approved the 2018 Long-Term Incentive Program (the “2018 LTIP Program”), a multi-year long-term incentive program. The purpose of the LTIP Program is to further align the interests of PECO’s stockholders with that of management by encouraging the NEOs to remain employed by PECO for the long term and to create stockholder value in a “pay for performance” structure. Pursuant to the LTIP Program, the NEOs were granted equity incentive awards in the form of RSUs or LTIP Units, 50% of which are subject to time-based vesting and 50% (at target levels) of which are subject to performance-based vesting. The time-based LTIP Units, which are granted the year following the target award approval, vest in equal annual installments over a four-year period from the grant date, subject to the NEO’s continued employment through the relevant vesting dates. The performance-based LTIP Units are earned based on the achievement of specified performance metrics measured at the end of the three-year performance period. The maximum number of performance-based LTIP Units earned cannot exceed two times the target number. Half of the earned performance-based LTIP

Units vest when earned at the end of the three-year performance period and half of the earned performance-based LTIP Units vest one year later, subject to the NEO’s continued employment through the relevant vesting date. The Compensation Committee may, in its discretion, accelerate the vesting schedule.

	Year 1	Year 2	Year 3	Year 4	Year 5

50%	Performance-Based Equity Awards			Vesting

50%		Time-Based Equity Awards

Because 2018 represented a transition year for PECO as it evolves to an internally managed REIT compensation structure after the 2017 merger with PELP, equity awards granted to the NEOs in 2018 were comprised of awards subject to time-based vesting ratably over four years, which represent the final grants made under the prior long-term incentive program and relate to performance in 2017, and the first tranche of performance-based awards under the 2018 LTIP Program. In March 2018, the NEOs were granted equity awards with the grant date fair values set forth below. The time-based awards represent the grant at target levels of LTIP Units that were part of the 2017 LTIP Program. The number of performance-based LTIP Units granted relate to the maximum number of performance-based units achievable under the 2018 LTIP Program. In each case, the number is the grant date fair value set forth below, calculated in accordance with FASB ASC 718. The maximum performance-based award that can be earned and paid is 100% of the issued units.

Name	Time-Based Equity Awards	Performance-Based Equity Awards at Target	Total LTIP Award
Jeffrey S. Edison	$3,029,690	$975,345	$4,005,035
Devin I. Murphy	$937,300	$437,622	$1,374,922
Robert F. Myers	$849,750	$437,622	$1,287,372
R. Mark Addy	$200,000	$103,000	$303,000
For the performance-based equity awards, there are two separate, equally-weighted metrics: (i) three-year average Same-Center NOI growth measured against a peer group of nine public retail REITs (listed below) and (ii) three-year Core FFO per share growth measured against the same peer group. At the end of the three-year performance period, 50% of the award earned based on achievement of the performance metrics vests and the remaining 50% of the earned award vests on the one-year anniversary of such date. The threshold, target, and maximum levels for the performance-based equity awards were as follows:

Metric	Threshold (25% Payout)	Target (50% Payout)	Maximum (100% Payout)
Three-Year Average Same-Center NOI Growth	25th Percentile of Peer Group	50th Percentile of Peer Group	75th Percentile of Peer Group
Three-Year Core FFO per Share Growth	25th Percentile of Peer Group	50th Percentile of Peer Group	75th Percentile of Peer Group
The nine public retail REITs against which PECO measures these metrics are:

Brixmor Property Group	Kite Realty Group Trust	Retail Opportunity Investments Corp.
Cedar Realty Trust, Inc.	Ramco-Gershenson Properties Trust	Retail Properties of America, Inc.
Kimco Realty Corporation	Regency Centers Corporation	Weingarten Realty Investors
In addition, a net asset value (“NAV”) modifier will be applied if the growth in PECO’s NAV per share for the performance period is negative. Specifically, to the extent above target performance is achieved at the end of the performance period because PECO’s three-year average Same-Center NOI growth and/or three-year average Core FFO growth for the performance period exceeds the 50th percentile of the peer group, yet PECO’s NAV per share growth for that same performance period is negative, the amount of earned awards will be capped at the target amount. The remaining amount of awards (the difference between those that would have otherwise been earned based on actual performance and the capped amount at target level) may become earned and thereafter vested if PECO’s NAV per share growth becomes positive at any point of time measured from the beginning of the performance period through up to five years following the completion of the performance period, assuming continued employment on such date; otherwise, the LTIP Units will be forfeited.

Employee Benefits
PECO believes that establishing competitive benefit packages for its employees is an important factor in attracting and retaining highly qualified personnel. PECO’s executives are eligible to participate in all of its employee benefit plans, in each case on the same basis as other employees. PECO also provides a company matching contribution under its 401(k) savings plan to employees generally, including the executives, up to the Internal Revenue Service limitations for matching contributions.
Perquisites and Other Personal Benefits
The NEOs are eligible to participate in PECO’s excess liability insurance plan, an umbrella policy available to employees at the senior vice president level and above. Those premiums are paid by PECO and grossed up for taxes. In addition, Mr. Edison receives personal tax services provided by PECO’s internal tax department and has a time-share agreement with PECO for personal use of the corporate aircraft leased by PECO.
Employment, Severance, Change in Control, and Other Arrangements
PECO does not have employment agreements or arrangements with any of its NEOs other than the Executive Change in Control Severance Plan (the “Severance Plan”). The Severance Plan provides for specified payments and benefits in connection with a termination of employment by PECO not for Cause or a resignation by the executive for Good Reason (as each such term is defined in the Severance Plan). PECO’s goal in providing these severance and change in control payments and benefits is to offer sufficient cash continuity protection such that the executives will focus their full time and attention on the requirements of the business rather than the potential implications for their respective positions. PECO prefers to have certainty regarding the potential severance amounts payable to the executives, rather than negotiating severance at the time employment terminates. PECO also has determined that accelerated vesting provisions with respect to outstanding equity awards in connection with a qualifying termination of employment are appropriate because they encourage the executives to stay focused on the business in those circumstances rather than focusing on the potential implications for them personally. In order to receive the severance payments and benefits under the Severance Plan, the executives must execute a general release of claims and comply with non-competition and non-solicitation provisions that apply for 18 months (or 24 months in the case of Mr. Edison) following termination of employment and confidentiality provisions that apply during and following termination of employment.
Tax and Accounting Considerations
PECO has not provided or agreed to provide any of its executive officers or directors with a gross-up or other reimbursement for tax amounts they might pay pursuant to Section 4999 or Section 409A of the Code. Sections 280G and 4999 of the Code provide that executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of PECO that exceed certain limits, and that PECO or its successor could lose a deduction on the amounts subject to the additional taxes. Section 409A also imposes additional significant taxes on the individual in the event that an employee, director or service provider receives “deferred compensation” that does not meet the requirements of Section 409A.
The financial reporting and income tax consequences to PECO of the compensation components for executive officers are considered by the Compensation Committee in analyzing the level and mix of compensation. Section 162(m) of the Code prohibits publicly traded companies from taking a tax deduction for compensation in excess of $1 million paid to the chief executive officer or certain of its other most highly compensated executive officers who are “covered employees” under Section 162(m). In 2017, certain “performance-based compensation” was eligible for an exception to this $1 million cap. Beginning in 2018, recently-enacted tax legislation (1) expands the scope of Section 162(m) such that all NEOs are “covered employees” and anyone who was a NEO in any year after 2016 will remain a covered employee for as long as he or she (or his or her beneficiaries) receive compensation from the Company and (2) eliminated the exception to the deduction limit for performance-based compensation. The Compensation Committee believes that stockholder interests are best served if the Compensation Committee retains maximum flexibility in designing executive compensation programs that meet stated business objectives. Accordingly, the Compensation Committee continues to evaluate the deductibility of executive compensation, while retaining the discretion it deems necessary to compensate the Company’s executive officers as the Compensation Committee determines appropriate. However, because of PECO’s status as a REIT, the tax law changes under Section 162(m) may be of limited impact to PECO.
Hedging, Pledging, and Speculative Transactions
PECO’s Insider Trading Policy prohibits all directors and employees, including the NEOs, from engaging in any short-term speculative securities transactions such as short sales or buying or selling puts, calls, and other derivative securities, or engaging in any other hedging transaction with respect to PECO’s securities. The policy also prohibits all directors and employees from pledging PECO securities as collateral for a loan or as collateral in a margin account.

Compensation of PECO’s Named Executive Officers - Executive Compensation Tables
Summary Compensation Table
The following table and footnotes provide information regarding the compensation of the NEOs for the years presented.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Jeffrey S. Edison	2018	725,385	300,000	4,005,035	1,200,000	393,168	6,623,588
Chairman of the Board, Chief Executive Officer, and President	2017	411,538	309,000	-	-	37,254	757,792
Devin I. Murphy	2018	464,827	143,222	1,374,922	572,886	285,358	2,841,215
Chief Financial Officer and Treasurer	2017	411,538	520,150	-	-	12,660	944,348
Robert F. Myers	2018	474,731	143,222	1,287,372	572,886	289,215	2,767,426
Chief Operating Officer and Senior Vice President	2017	462,981	556,200	-	-	11,501	1,030,682
R. Mark Addy	2018	230,452	50,000	303,000	120,000	57,892	761,344
Executive Vice President	2017	225,000	999,862	-	-	170,695	1,395,557

(1)
Represents amounts paid under the 2018 Annual Cash Incentive Program for the portion attributable to individual performance, which in 2018 was 20% for Messrs. Edison, Murphy, and Myers and 90% for Mr. Addy. In accordance with the terms of the 2018 Annual Cash Incentive Program, PECO paid 150% of the individual performance portion of the award to Messrs. Edison, Murphy, and Myers, and Mr. Addy received 31.5% of his individual portion. These amounts were earned with respect to 2018 performance and were paid in March 2019 to Messrs. Edison, Murphy, and Myers. As discussed in "Compensation Discussion & Analysis - 2018 Annual Cash Incentive Program", the individual performance-based portion of Mr. Addy's bonus was approved by the Compensation Committee and paid on a quarterly basis; the amount shown in the table was earned in the first quarter of 2018 and paid in May 2018. See "Compensation Discussion & Analysis - 2018 Annual Cash Incentive Program" for additional information.

(2)
Amounts reflect the grant date fair value of time-based and performance-based LTIP Units granted in 2018, as computed in accordance with FASB ASC Topic 718. The time-based LTIP Units were awarded in 2017 under prior compensation programs and granted in March 2018. The performance-based LTIP Units were awarded and granted in March 2018 under the 2018 LTIP. See "Compensation Discussion & Analysis - Long-Term Equity Incentive Program" for additional information regarding these awards. The following table shows the grant date fair value of each award type granted to the NEOs in 2018:

Name	Time Based LTIP Units	Performance-based LTIP Units
Jeffrey S. Edison	$3,029,690	$975,345
Devin I. Murphy	$937,300	$437,622
Robert F. Myers	$849,750	$437,622
R. Mark Addy	$200,000	$103,000
The grant date fair value of the performance units reflected in the stock awards column and in the table above is computed based on the probable outcome of performance conditions as of the grant date. This amount is consistent with the estimate of aggregate compensation cost to be recognized by PECO over the three-year performance period of the award determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used in calculating the valuations are set forth in Note 14 to the consolidated financial statements in PECO’s 2018 Annual Report on Form 10-K.
Assuming the maximum level of performance is achieved, the aggregate grant date fair value of the 2018 performance-based OP Units is as follows:

Name	Performance-based OP Units Assuming Maximum Performance
Jeffrey S. Edison	$1,950,690
Devin I. Murphy	$875,243
Robert F. Myers	$875,243
R. Mark Addy	$206,000

(3)
Represents amounts paid under the 2018 Annual Cash Incentive Program for the portion attributable to PECO performance. In accordance with the terms of the 2018 Annual Cash Incentive Program, PECO paid 150% of the company performance portion of the award to the NEOs. These amounts were earned with respect to 2018 performance and paid in March 2019. See "Compensation Discussion & Analysis - 2018 Annual Cash Incentive Program" for additional information.

(4)
Amounts reported in the "All Other Compensation" column for 2018 include company contributions to the 401(k) plan, the dollar value of premiums paid by PECO and a related tax gross-up for excess liability insurance under an umbrella policy available to employees at the senior vice president level and above, and dividend equivalents paid on phantom shares, the value of tax services provided by PECO’s internal tax department. The following table identifies the value of each benefit.

Name	Retirement Plan Contributions	Excess Liability Insurance Premiums and Tax Gross Up	Distributions Paid on Unvested Phantom Shares	Distributions Paid on Unvested LTIP Units(a)	Perquisites(b)	Total
Jeffrey S. Edison	$8,250	$2,320	$287,740	$16,368	$78,490	$393,168
Devin I. Murphy	$8,250	$4,032	$267,874	$5,202	-	$285,358
Robert F. Myers	$8,250	$3,852	$272,356	$4,757	-	$289,215
R. Mark Addy	$8,250	$1,889	$15,750	$1,120	-	$27,009
(a) Includes distributions paid on unvested time-based LTIP Units and unearned performance-based LTIP Units. Distributions are paid on approximately 10% of the maximum number of unearned performance-based LTIP units and will be netted against the distributions to be paid on the earned LTIP units upon vesting.

(b)
For Mr. Edison, this amount includes $70,000 for personal tax services provided by PECO’s tax department and $8,490 for personal use of PECO’s leased airplane. See "Related Party Transactions - Airplane Leases" for more information on personal use of the airplane.

2018 Grants of Plan Based Awards Table
The following table provides information about equity and non-equity incentive awards granted to the NEOs in 2018.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units(3)	Grant Date Fair Value of Stock Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Jeffrey S. Edison	3/15/18	$500,000	$1,000,000	$1,500,000					-
	3/15/18				44,334	88,668	177,336		$975,345
	3/15/18							275,426	$3,029,690
Devin I. Murphy	3/15/18	$238,703	$477,405	$716,108					-
	3/15/18				19,892	39,784	79,568		$437,622
	3/15/18							85,209	$937,300
Robert F. Myers	3/15/18	$238,703	$477,405	$716,108					-
	3/15/18				19,892	39,784	79,568		$437,622
	3/15/18							77,250	$849,750
R. Mark Addy	3/15/18	$400,000	$800,000	$1,200,000					-
	3/15/18				4,682	9,364	18,728		$103,000
	3/15/18							18,182	$200,000

(1)
These amounts relate to the 2018 Annual Cash Incentive Program. The amounts actually earned under this plan were paid in March 2019 and are included in the Summary Compensation Table for 2018 in the "Bonus" and "Non-Equity Incentive Plan Compensation" columns and described in footnotes 1 and 3 to that table.

(2)
These amounts represent performance based LTIP Units awarded under the 2018 Long Term Equity Incentive Plan, which covers performance during the three year period 2018 through 2020. The aggregate grant date fair value reported in the last column is based on the probable outcome of the performance conditions as of the grant date. This amount is consistent with the estimate of aggregate compensation cost to be recognized by PECO over the three-year performance period of the award determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures. The aggregate grant date fair value for these awards is included in the Summary Compensation Table for 2018 in the "Stock Awards" column and described in footnote 2 to that table.

(3)
Represents the number of time-based LTIP Units granted in 2018 pursuant to awards under the 2017 long-term equity incentive plan. These units vest in equal annual installments beginning on the first anniversary of the grant date. The aggregate grant date fair value reported in the last column is calculated in accordance with FASB ASC 718. The aggregate grant date fair value for these awards is included in the Summary Compensation Table for 2018 in the "Stock Awards" column and described in footnote 2 to that table.

2018 Outstanding Awards at Fiscal Year End Table
The following table provides information about outstanding equity-based incentive compensation awards for the NEOs as of December 31, 2018. The market value of unvested stock or units and unearned performance units is based on the estimated value per share of $11.05 on December 31, 2018.

		Stock Awards		Equity Incentive Plan Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Jeffrey S. Edison	3/15/2018(1)			177,336	$1,959,563
	3/15/2018(2)(3)	275,426	$3,043,457
	1/1/2017(4)	148,500	$1,640,925
	1/1/2016(5)	74,850	$827,093
Devin I. Murphy	3/15/2018(1)(6)			79,568	$879,226
	3/15/2018(2)(6)	85,209	$941,559
	1/1/2017(6)	54,600	$603,330
	1/1/2016(6)	28,500	$314,925
	2/27/2015(6)	121,278	$1,340,122
Robert F. Myers	3/15/2018(1)			79,568	$879,226
	3/15/2018(2)(3)	77,250	$853,613
	12/31/2016(7)	54,450	$601,673
	12/31/2015(7)	31,215	$344,926
	2/27/2015(7)	101,682	$1,123,586
R. Mark Addy	3/15/2018(1)			18,728	$206,944
	3/15/2018(2)(3)	18,182	$200,911
	1/1/2017(4)	2,730	$30,167
	1/1/2016(5)	1,500	$16,575
	2/27/2015(5)	6384	$70,543

(1)
Performance-based LTIP Units granted under the 2018 LTIP Program and earned, to the extent performance conditions are achieved, as of December 31, 2020, the last day of the performance period. Half of the earned units will vest on December 31, 2020 and half will vest on December 31, 2021. Because the units earned are not currently determinable, in accordance with SEC rules, the number of units and the corresponding market value reflect actual performance through 2018, which is reported at maximum performance.

(2)
At issuance, the LTIP Units were subject to vesting, and did not have full parity with OP Units with respect to liquidating distributions, but upon the occurrence of certain events described in PECO OP's partnership agreement, could over time achieve full parity with the OP Units for all purposes. Upon vesting and achieving full parity with OP Units, the LTIP Units would convert into an equal number of OP Units. Each OP Unit acquired upon conversion of a LTIP Unit may be presented for redemption at the election of the holder, for cash equal to the fair market value of a share of PECO common stock, except that PECO OP may, at its election, acquire each OP Unit so presented for one share of PECO common stock.

(3)	Time-based LTIP Units that vest in equal amounts over four years, beginning on the first anniversary of the grant date.

(4)	Phantom units that vest in equal amounts on January 1, 2020 and January 1, 2021.

(5)	Phantom units that vest in full on January 1, 2020.

(6)
In accordance with his Vesting Agreement, all of Mr. Murphy’s awards set forth in the table vest on June 3, 2019, which is the date he reaches both age 58 and a combined age and years of service to PECO of 65 years. Additional information about the Vesting Agreement is in the CD&A under the heading "Vesting Agreement with Mr. Murphy".

(7)	Phantom units that vest in full on December 31, 2019.

2018 Option Exercises and Stock Vested Table
The following table shows the number of phantom units that vested during 2018 and the value realized on vesting by each of the NEOs. The vested phantom units include units vested on January 1, 2018 and those with original vesting dates of January 1, 2019 for which the Compensation Committee accelerated vesting to December 28, 2018 having determined such acceleration was in the best interests of PECO. The value realized upon the vesting is determined by multiplying the number of phantom units that vested by the value of PECO common stock on the date of vesting.

	Stock Awards
Name	Number of Units Acquired on Vesting (#)	Value Realized on Vesting ($)
Jeffrey S. Edison	298,200	3,287,655
Devin I. Murphy	232,878	2,570,512
Robert F. Myers	332,487	3,666,210
R. Mark Addy	18,492	203,874
Payments upon Termination or Change in Control
Executive Change in Control Severance Plan
Pursuant to the terms of the Severance Plan, in the event that a executive's employment is terminated by PECO or its affiliates not for Cause (as defined in the Severance Plan) or the executive resigns for Good Reason (as defined in the Severance Plan), then the executive will be entitled to (1) a lump sum payment equal to the product of (i) 1.5 (or 2.0 in the case of Mr. Edison) and (ii) the sum of (A) the executive's base salary and (B) the executive's average annual cash performance bonus for the most recent three fiscal years (or such shorter period that the executive was eligible to receive an annual cash performance bonus), (2) if the executive elects to receive group health insurance under COBRA following the termination date, PECO will provide such coverage for 18 months (or 24 months in the case of Mr. Edison) following termination, provided that the executive continues to pay the same amount of the monthly premium as in effect for PECO’s other executives and; provided, further, that if the executive becomes employed by another employer during such period and is eligible to receive group health insurance under such other employer’s plans, PECOy’s obligations will be reduced to the extent that comparable coverage is actually provided to the executive and his or her covered dependents, and (3) (i) the executive's unvested time-base equity awards that would have otherwise vested during the 18 months (or 24 months in the case of Mr. Edison) following termination will vest on the termination date and be paid in full within 70 days of the date of termination and (ii) the executive will remain eligible to vest and be paid on a pro-rata portion of performance-based equity awards based on actual performance at the end of the performance period, with pro-ration based on the period of time elapsed between the beginning of the performance period and the termination date as a percentage of the full performance period.
In lieu of the benefits described in the immediately preceding paragraph, in the event that an executive's employment is terminated by PECO or its affiliates not for Cause or the executive resigns for Good Reason, in either case within two years following a Change in Control (as defined in the Severance Plan), then the executive will be entitled to (1) a lump sum payment equal to the product of (i) 2.0 (or 2.5 in the case of Mr. Edison) and (ii) the sum of (A) the executive's base salary and (B) the executive's average annual cash performance bonus for the most recent three fiscal years (or such shorter period that the executive was eligible to receive an annual cash performance bonus) and (2) if the executive elects to receive group health insurance under COBRA following the termination date, the Company will provide such coverage for 24 months following termination (or 30 months following termination in the case of Mr. Edison), provided that the executive continues to pay the same amount of the monthly premium as in effect for PECO’s other executives and; provided, further, that if the executive becomes employed by another employer during such period and is eligible to receive group health insurance under such other employer’s plans, PECO’s obligations will be reduced to the extent that comparable coverage is actually provided to the executive and his or her covered dependents. The executive's unvested time-based equity awards and earned but unvested performance-based equity awards will vest as of the date of termination and be paid in full within 70 days of the date of termination.
Upon the closing of any Change in Control, the Compensation Committee will determine the number of performance-based equity awards held by the executive that will be considered earned under such awards based upon PECO’s performance by pro-rating the performance targets for the shortened performance period and then measuring such pro-rated targets against actual company performance through the closing of the Change in Control. Any such earned awards will then be converted into time-based awards that will vest and be paid based on continued service through the end of the performance period that was applicable to such award prior to the Change in Control, subject to acceleration as described in the last sentence of the prior paragraph.

If the executive dies or if PECO and its affiliates terminate a executive's employment due to Disability, the executive or his or her legal heirs will be entitled to (1) a pro-rated portion of his annual cash performance bonus for the year of termination if the Compensation Committee determines that performance is achieved, (2) accelerated vesting of unvested time-based equity awards that would have otherwise vested during the 18 months (or 24 months in the case of Mr. Edison) following termination, and (3) remain eligible to vest and be paid on a pro-rated portion of performance-based equity awards based on actual performance at the end of the performance period with pro-ration based on the period of time elapsed between the beginning of the performance period and the termination date as a percentage of the full performance period.
Receipt of the severance payments and benefits under the Severance Plan is subject to the execution and non-revocation of a release agreement by the executive and compliance with non-competition and non-solicitation provisions that apply or 18 months (24 months in the case of Mr. Edison) following termination of employment and confidentiality provisions that apply during and following termination of employment.
Vesting Agreement with Devin I. Murphy
In October 2017, PECO entered into a Vesting Agreement with Mr. Murphy, pursuant to which all time-based equity awards granted to Mr. Murphy will vest upon the earlier of the vesting date set forth in the applicable equity award agreement and the date Mr. Murphy reaches both (i) age 58 and (ii) a combined age and continuous years of service with Phillips Edison & Company Ltd. (and any successor thereto) of 65 years (such date, the “Retirement Eligibility Date”). Under the agreement, if Mr. Murphy’s employment terminates on or following the Retirement Eligibility Date, he will remain eligible to vest in any performance-based equity awards granted by PECO as follows: (i) if his retirement occurs before 50% of the performance period has elapsed, then he will vest in a pro-rated portion of any performance-based equity awards actually earned based on performance at the end of the performance period, with the pro-ration calculated based on the ratio of the number of days he was employed during the performance period to the total number of days in the performance period and (ii) if his retirement occurs after 50% or more performance period has elapsed, then he will vest in any performance-based awards that are actually earned at the end of the performance period. The provisions of the Vesting Agreement do not apply to Mr. Murphy’s 2019 LTIP Award or Special LTIP Award.

Quantification of Payments upon Termination or Change in Control
The following table provides information regarding certain potential payments that would have been made to the NEOs if the triggering event occurred on December 31, 2018, the last day of the fiscal year, based on the value of a share of PECO common stock on such date, where applicable. Amounts actually received upon the occurrence of a triggering event will vary based on factors such as the timing during the year of such event and the value of shares of PECO common stock. The only plan or agreement that provides for potential payments upon a termination or change in control is the Severance Plan. Accordingly, all amounts shown in the table below represent the applicable potential payments under the Severance Plan.

Name	Benefit	Termination for Cause or Resignation without Good Reason ($)	Termination without Cause or Resignation for Good Reason ($)	Death or Disability ($)	Change in Control without Termination ($)	Change in Control with Termination ($)
Jeffrey S. Edison	Severance Pay	—	3,014,333	1,500,000	—	3,767,917
	Health Care Benefits(1)	—	23,673	—	—	29,591
	Time-Based Equity Acceleration	—	3,169,273	3,169,273	—	6,398,160
	Performance Based Equity Acceleration	—	326,593	326,593	—	326,593
	Total	—	6,533,872	4,995,866	—	10,522,261
Devin I. Murphy	Severance Pay	—	1,384,911	716,108	—	1,846,548
	Health Care Benefits(1)	—	28,409	—	—	37,878
	Time-Based Equity Acceleration	—	2,427,486	2,427,486	—	4,384,198
	Performance Based Equity Acceleration	—	146,537	146,537	—	146,537
	Total	—	3,987,343	3,290,131	—	6,415,161
Robert F. Myers	Severance Pay	—	1,633,511	716,108	—	2,178,015
	Health Care Benefits(1)	—	28,409	—	—	37,878
	Time-Based Equity Acceleration	—	2,196,143	2,196,143	—	2,496,980
	Performance Based Equity Acceleration	—	146,537	146,537	—	146,537
	Total	—	4,004,600	3,058,788	—	4,859,410
R. Mark Addy	Severance Pay	—	1,527,147	170,000	—	2,036,196
	Health Care Benefits(1)	—	28,409	—	—	37,878
	Time-Based Equity Acceleration	—	202,646	202,646	—	304,814
	Performance Based Equity Acceleration	—	34,489	34,489	—	34,489
	Total	—	1,792,691	407,135	—	2,413,377

(1)
Represents the aggregate present value of continued participation in PECO’s group health insurance coverage based on the portion of the premiums payable by PECO during the eligible period. The eligible period for a termination without cause or resignation for good reason is 24 months for Mr. Edison and 18 months for the other NEOs. The eligible period for a change in control with termination is 30 months for Mr. Edison and 24 months for the other NEOs. The amounts reported may ultimately be lower if the NEO is no longer eligible to receive benefits, which could occur upon obtaining other employment and becoming eligible for group health insurance coverage through the new employer.

CEO Pay Ratio
As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, PECO is providing the following information regarding the ratio of the annual total compensation of PECO’s Chairman, CEO, and President, Mr. Edison, to the annual total compensation of PECO’s median employee.
As reported in the Summary Compensation Table, PECO’s CEO had annual total compensation for 2018 of $6,623,588. Using this Summary Compensation Table methodology, the annual total compensation of PECO’s median employee for 2018 was $87,714. As a result, PECO estimates that the ratio of the CEO’s annual total compensation to that of the median employee for fiscal 2018 was 75.5 to 1.

PECO believes that its compensation philosophy must be consistent and internally equitable to motivate its employees to create stockholder value. PECO is committed to internal pay equity, and the Compensation Committee monitors the relationship between the pay PECO’s CEO receives and the pay PECO’s non-executive employees receive.
PECO identified the median employee of all individuals who were employed on December 31, 2017 (whether employed on a full-time, part-time, or seasonal basis). Employees on leave of absence were excluded from the list and reportable wages were annualized for those employees who were not employed for the full calendar year.
The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules, based on PECO’s internal records and the methodology described above. The SEC rules for identifying the median compensated employee allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may use different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.
Related Party Transactions of PECO
PECO’s Related Party Transactions Policy and Procedures
PECO’s Board adopted the Related Party Transactions Policy requiring transactions with related persons to be reviewed and approved or ratified by the Audit Committee. The policy applies to all transactions or series of transactions in which the aggregate amount involved will or may exceed $120,000 in any fiscal year, between PECO and a director, executive officer or beneficial owner of more than 5% of PECO common stock, in which such related person had, has, or will have a direct or indirect material interest. Prior to entering into a transaction covered by the policy, a majority of the members of the Audit Committee must conclude that the transaction is fair and reasonable to PECO and on terms and conditions not less favorable to PECO than those available from unaffiliated third parties.
The Audit Committee has preapproved certain transactions that involve (i) employment of an executive officer if the related compensation is required to be reported in PECO’s proxy statement under Item 402 of Regulation S-K; (ii) any compensation paid to a director if the related compensation is required to be reported in PECO’s proxy statement under Item 402 of Regulation S-K; and (iii) any transaction with another company where the related person’s interest arises solely as an employee, a beneficial owner of less than 10% of that company’s equity, or in the case of limited partnerships, a limited partner, if the aggregate amount involved does not exceed the greater of $1,000,000 or 2% of that company’s total annual revenues.
Agreements with Related Persons
Advisory, Services and Joint Venture Agreements. PECO has entered into certain advisory, services and joint venture agreements under which PECO earns revenue for managing day-to-day activities and implementing the investment strategy for PECO III and certain joint ventures and private funds (collectively, the “Managed Funds”). PECO’s advisory agreement with PECO III has a duration of one year beginning in May of each year and is renewed annually at the discretion of the PECO III Board. PECO’s services agreement with PELP has a five year term through October 3, 2022. PECO’s Necessity Retail Partners joint venture agreement has a seven year term through March 21, 2023. PECO’s Grocery Retail Partners I joint venture agreement has a 10 year term through November 8, 2028.
PECO was also reimbursed for costs and expenses it incurred, including legal, travel, and other out-of-pocket expenses, that were directly related to advisory and acquisition services for the Managed Funds. For the year ended December 31, 2018, PECO received other fees and reimbursements of $1.1 million.
PECO also earns a disposition fee related to services provided to certain of the Managed Funds in connection with the disposition of real estate and real estate related investments. In addition, PECO is reimbursed by the Managed Funds for customary disposition expenses. For the year ended December 31, 2018, PECO did not receive any disposition fees.
Under the terms of PECO’s agreements with the Managed Funds, PECO receives certain monthly asset management fees from the Managed Funds. The asset management fees paid by the Managed Funds vary from a flat fee to fees based on percentages of the assets under management or equity invested and are paid in cash. PECO earned asset management fees of $12.3 million for the year ended December 31, 2018.
Property Management and Services Agreements. Under PECO’s property management and services agreements with the Managed Funds (collectively, “Management Agreements”), PECO earns revenues for managing day-to-day activities at the properties of the Managed Funds. As property manager, PECO is to provide various services (e.g., accounting, finance, and operations) for which PECO receives a distinct fee based on a set percentage of gross cash receipts each month. Under the Management Agreements, PECO also serves as a leasing agent to the Managed Funds. For each new lease, lease renewal or extension, and lease expansion, PECO receives a leasing commission. Leasing commissions are recognized as lease deals occur and are dependent on the terms of the lease. PECO also assists in overseeing the construction of various improvements for Managed Funds, for which PECO receives a distinct fee based on a set percentage of total project cost calculated upon completion of construction. PECO may have hired, directed, or established policies for employees who had direct responsibility for the operations of each real property it managed, which may have included on-site managers and building and maintenance personnel. PECO considers it Management Agreements with PECO III and PELP month-to-month contracts because they are generally terminable by either party upon satisfaction of certain notice requirements. PECO’s management agreements with its joint ventures have terms commensurate with their respective joint venture agreements, which are terminable by the joint ventures for cause and by PECO upon satisfaction of certain notice requirements.
Under the terms of the Management Agreements, PECO generally earns a monthly property management fee equal to 4% of the monthly cash receipts of the properties it managed for the Managed Funds. For the year ended December 31, 2018, PECO earned property management fees of $8.8 million.
PECO also earned leasing commissions and construction management fees from the Managed Funds in an amount that is usual and customary for comparable services rendered to properties in a similar geographic market. For the year ended December 31, 2018, PECO earned leasing commissions and construction management fees of $6.9 million.
PECO was also reimbursed for costs and expenses it incurred, including legal, tax, travel, and other out-of-pocket expenses, that were directly related to the management of specific properties of the Managed Funds. For the year ended December 31, 2018, PECO received other fees and reimbursements of $1.1 million.
Airplane Leases. PECO Air L.L.C. (“PECO Air”), an entity in which Mr. Edison, PECO’s chairman and CEO, owns a 50% interest, owns an airplane that PECO uses for business purposes in the course of its operations pursuant to two written lease agreements. Pursuant to the two lease agreements, PECO pays PECO Air aggregate annual fees of $925,200 for 135 hours of operation, plus $500 for each hour of operation as well as fuel and certain maintenance costs. During 2018, PECO made aggregate payments of approximately $0.8 million to PECO Air. In addition, PECO entered into an aircraft time sharing agreement with Mr. Edison for personal use of the aircraft leased to PECO by PECO Air. The FAA limits the costs that can be charged and reimbursed under a time share arrangement. Mr. Edison pays an hourly fee that is within the restraints of the FAA requirements. In 2018, the cost to PECO exceeded the amount reimbursed by $8,940, which amount is included in the All Other Compensation column of the Summary Compensation Table.
PECO III Directors’ and Officers’ Insurance and Indemnification
In connection with the merger, PECO III’s directors and officers will receive certain insurance and indemnification under the merger agreement. For specific terms, see “The Merger Agreement—Covenants and Agreements—Directors’ and Officers’ Insurance and Indemnification” beginning on page 114.
Regulatory Approvals Required for the Merger
PECO and PECO III are not aware of any material federal or state regulatory requirements that must be complied with, or regulatory approvals that must be obtained, in connection with the merger or the other transactions contemplated by the merger agreement.
U.S. Federal Income Tax Considerations
The following is a summary of the material U.S. federal income tax consequences of the merger to U.S. holders and non-U.S. holders (each as defined below) of shares of PECO III common stock (including Class A, Class I and Class T common stock) and of the ownership and disposition of PECO common stock received in the merger.
This summary is for general information only and is not tax advice. The information in this summary is based on:

•	the Code;

•	current, temporary and proposed Treasury Regulations promulgated under the Code;

•	the legislative history of the Code;

•	administrative interpretations and practices of the IRS; and

•	court decisions;
in each case, as of the date of this proxy statement/prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings.
Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this summary. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested and do not intend to request a ruling from the IRS regarding the U.S. federal income tax consequences of the merger or PECO’s qualification as a REIT, and the statements in this proxy statement/

prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this summary will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or non-U.S. tax consequences, or any tax consequences arising under any U.S. federal tax laws other than U.S. federal income tax laws.
This summary assumes you hold shares of PECO III common stock and, following the merger, shares of PECO common stock as “capital assets” (generally, property held for investment within the meaning of Section 1221 of the Code). It does not address all U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, except where specifically noted, this discussion does not address the tax consequences relevant to persons or entities subject to special rules, including, without limitation:

•	banks, insurance companies, and other financial institutions;

•	tax-exempt organizations or governmental organizations;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	persons or entities who hold shares of PECO III common stock (or, following the merger, PECO common stock) pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons or entities subject to the alternative minimum tax;

•	regulated investment companies and REITs;

•	‘‘controlled foreign corporations,’’ ‘‘passive foreign investment companies,’’ and corporations that accumulate earnings to avoid U.S. federal income tax;

•	broker, dealers or traders in securities;

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons who hold 10% or more (by vote or value) of PECO III common stock (or, following the merger, PECO common stock);

•
persons holding shares of PECO III common stock (or, following the merger, PECO common stock) as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	United States persons or entities whose functional currency is not the U.S. dollar;

•	tax-qualified retirement plans; or

•	persons or entities subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.
When we use the term “U.S. holder,” we mean a holder of shares of PECO III common stock or, following the merger, PECO common stock who, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (i) is subject to the primary supervision of a United States court and the control of one or more ‘‘United States persons’’ (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

If you are a nonresident alien individual or foreign corporation for U.S. federal income tax purposes that is not otherwise subject to special treatment under the Code and that holds shares of PECO III common stock or, following the merger, PECO common stock and you are not a U.S. holder, you are a ‘‘non-U.S. holder.’’
If an entity treated as a partnership for U.S. federal income tax purposes holds shares of PECO III common stock or, following the merger, PECO common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding shares of PECO III common stock or, following the merger, PECO common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER AND THE OWNERSHIP AND DISPOSITION OF PECO COMMON STOCKARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Material U.S. Federal Income Tax Considerations of the Merger
Consequences of the Merger to PECO III
For U.S. federal income tax purposes, the merger will be treated as if PECO III had sold all of its assets to Merger Sub in exchange for the merger consideration and then made a liquidating distribution of the merger consideration to PECO III stockholders in exchange for their shares of PECO III common stock. Because, as a REIT, PECO III is generally entitled to receive a deduction for liquidating distributions and it is anticipated that PECO III’s deemed liquidating distribution will exceed its taxable income recognized as a result of the merger, it is anticipated that PECO III will not be subject to U.S. federal income tax on any gain recognized in connection with the merger and the other transactions contemplated by the merger agreement.
Consequences of the Merger to U.S. Holders of PECO III Common Stock
General. The receipt of PECO common stock and cash by U.S. holders in exchange for their stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes (and also may be a taxable transaction under applicable state, local and foreign income and other tax laws). In general, a U.S. holder of PECO III common stock will recognize gain or loss for U.S. federal income tax purposes equal to the difference between:

•	the fair market value of PECO common stock and the amount of cash received in the merger in exchange for PECO III common stock; and

•	the U.S. holder’s adjusted tax basis in its PECO III common stock.
Gain or loss will be calculated separately for each block of shares of stock, with a block consisting of shares acquired at the same cost in a single transaction. This gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if at the time of the merger the stock has been held for more than one year. An individual U.S. holder will be subject to tax on net long-term capital gain at a maximum U.S. federal income tax rate of 20%. Additionally, a 3.8% Medicare unearned contribution tax will apply to any gain recognized by individuals, trusts and estates whose income exceeds certain threshold levels. Capital gains of corporate U.S. holders generally are taxable at the regular tax rates applicable to corporations. The deductibility of a capital loss recognized in the exchange is subject to limitations under the Code. In addition, the IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a tax rate of 25% to a portion of capital gain realized by a non-corporate stockholder on the sale of REIT stock that would correspond to the REIT’s “unrecaptured Section 1250 gain.”
Special Rule for U.S. Holders Who Have Held PECO III Common Stock Less than Six Months. A U.S. holder who has held PECO III common stock for less than six months at the time of the merger, taking into account the holding period rules of Section 246(c)(3) and (4) of the Code, and who recognizes a loss on the exchange of its PE III REIT common stock in the merger, will be treated as recognizing a long-term capital loss to the extent of any capital gain dividends received from PECO III, or such holder’s share of any designated retained capital gains, with respect to such stock. However, it is not anticipated that PECO III will pay any capital gain dividends in the six months prior to the merger or have any designated retained capital gains at the time of the merger.
Consequences of the Merger to Non-U.S. Holders of PECO III Common Stock
General. The U.S. federal income tax consequences of the merger to a non-U.S. holder will depend on various factors, including the extent to which the receipt of the merger consideration is treated as a distribution from PECO III to its non-U.S. holders that is attributable to gain from the sale of “United States real property interests,” or USRPIs. Under special rules commonly referred to as “FIRPTA,” a non-U.S. holder’s gain (or loss) from the sale of a USRPI is treated as effectively connected with the conduct of a trade or business in the United States regardless of whether the activity giving rise to the gain (or loss) would be treated as U.S. trade or business under general principles. The IRS announced in Notice 2007-55 that it intends to (1) take the position that under current law a non-U.S. holder’s receipt of a liquidating distribution from a REIT (such as the receipt of PECO common stock and cash in exchange for PECO III common stock in the merger, which will be treated as a deemed liquidation for U.S. federal income tax purposes) is generally subject to tax under FIRPTA as a distribution (and not as a sale of PECO III common stock) to the extent attributable to gain from the sale of USRPIs, and (2) issue regulations that will be effective for transactions occurring on or after June 13, 2007, clarifying this treatment. As a result, the following paragraphs discuss the tax consequences that would arise under Notice 2007-55, and we intend to take the position that the PECO common stock and the cash received in exchange for PECO III common stock will be subject to tax in accordance with Notice 2007-55 as described in more detail below. In addition, unless the loss recognized upon the merger is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States as determined without regard to FIRPTA, or treated as such under FIRPTA because the stock of PECO III is a USRPI, any loss recognized in the merger with respect to the portion of the merger consideration that is treated as a sale or exchange of PECO III common stock will not offset the taxable gain recognized with respect to the portion of the merger consideration that is treated as a distribution attributable to gain from the deemed sale of USRPIs. See “—Taxable Sale of PECO III Common Stock” for a discussion of whether stock of PECO III may (or may not) be treated as a USRPI. Accordingly, a non-U.S. holder may be subject to tax in the merger even though it may also recognize a loss in the merger with respect to the portion of the merger consideration that is treated as a sale or exchange of PECO III common stock. Moreover, in general, the provisions governing the taxation of distributions by REITs can be less favorable to non-U.S. holders than the taxation of sales or exchanges of REIT stock by non-U.S. holders, and non-U.S. holders should consult their tax advisors regarding the application of these provisions.
Distribution of Gain from the Disposition of U.S. Real Property Interests. Except as discussed below with respect to “qualified shareholders” and “qualified foreign pension funds,” to the extent PECO common stock and cash received by non-U.S. holders in the merger is treated as a distribution attributable to gain from the deemed sale of USRPIs by PECO III, as discussed above, then such amount will be treated as income effectively connected with a United States trade or business of the non-U.S. holder under FIRPTA and generally will be subject to U.S. federal income tax on a net basis. A corporate non-U.S. holder will also be subject to the 30% branch profits tax. In addition, 21% (or 20% to the extent provided in Treasury Regulations) of any such merger consideration paid to a non-U.S. holder must be withheld and remitted to the IRS. Notwithstanding the foregoing, if a non-U.S. holder has not owned more than 10% of PECO III’s common stock at any time during the one-year period ending on the date of the merger and PECO III’s common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market located in the United States, the 21% withholding tax described above would not apply, and such non-U.S. holder would instead be subject to the rules described below under “—Taxable Sale of PECO III’s Common Stock.” However, PECO III believes that its common stock is not regularly traded on an established securities market in the United States as of the date of the merger, and therefore it does not qualify for this exception.
Taxable Sale of PECO III Common Stock. Subject to the discussion of backup withholding below and the discussion of distribution of gain from the disposition of USRPIs above, to the extent the merger is treated as a taxable sale of PECO III common stock (and not as a distribution subject to Notice 2007-55), a non-U.S. holder should not be subject to U.S. federal income taxation on any gain from the merger unless: (1) the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (as determined without regard to FIRPTA); (2) the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the merger and certain other requirements are met; or (3) such shares of PECO III common stock constitute a USRPI under FIRPTA.
A non-U.S. holder whose gain is effectively connected with the conduct of a trade or business in the United States will generally be subject to U.S. federal income tax on such gain on a net basis in the same manner as a U.S. holder. In addition, a non-U.S. holder that is a corporation may be subject to the 30% branch profits tax on such effectively connected gain described in clause (1) of the previous paragraph.
A non-U.S. holder who is an individual present in the United States for 183 days or more in the taxable year of the merger and who meets certain other requirements will be subject to a flat 30% tax on the gain derived from the merger, which may be offset by United States source capital losses. In addition, the non-U.S. holder may be subject to applicable alternative minimum taxes.
If a non-U.S. holder’s stock constitutes a USRPI under FIRPTA, any gain recognized by such holder in the merger will treated as income effectively connected with a United States trade or business of the non-U.S. holder and generally will be subject to U.S. federal income tax on a net basis in the same manner as a U.S. holder, except as discussed below with respect to “qualified shareholders” and “qualified foreign pension funds.” A non-U.S. holder’s shares of common stock generally will not constitute a USRPI if PECO III is a “domestically controlled qualified investment entity” (commonly referred to as a “domestically controlled REIT”) at the merger effective time. Assuming PECO III qualifies as a REIT, it will be a domestically controlled REIT at the merger effective time if non-U.S. holders held directly or indirectly less than 50% in value of PECO III common stock at all times since PECO III’s date of formation. While PECO III believes that it currently is a “domestically controlled REIT”, no assurances can be given that the actual ownership of PECO III stock has been or will be sufficient for PECO III to qualify as a domestically controlled REIT at the merger effective time.
Notwithstanding the foregoing, a non-U.S. holder’s shares of PECO III common stock generally will not constitute a U.S. real property interest if both (a) that class of stock is regularly traded on an established securities market on the date of the merger and (b) the non-U.S. holder holds 10% or less of the total fair market value of that class of stock at all times during the non-U.S. holder’s holding period for the stock. However, as discussed above, PECO III does not believe that its common stock is regularly traded on an established securities market as of the date of the merger, and therefore it does not qualify for this exception.
A non-U.S. holder that recognizes a loss with respect to that portion of the merger treated as a taxable sale of PECO III common stock (and not as a distribution subject to Notice 2007-55) will not be able to use that loss to reduce other gains treated as effectively connected with the conduct of a trade or business in the United States unless either (1) the loss is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States as determined without regard to FIRPTA or (2) the non-U.S. holder’s stock constitutes a USRPI (i.e., because PECO III fails to qualify as a “domestically controlled REIT”).

Qualified Shareholders. For periods on or after December 18, 2015, to the extent PECO III’s stock is held directly (or indirectly through one or more partnerships) by a “qualified shareholder” within the meaning of Code Section 897(k)(3)(A), it will not be treated as a USRPI with respect to the qualified shareholder.  Thus, gain from the sale or exchange of PECO III ’s common stock (including distributions treated as gain from the sale or exchange of PECO III ’s common stock) by the qualified shareholder will not be subject to tax unless such gain is treated as effectively connected with the qualified shareholder’s conduct of a U.S. trade or business as determined without regard to FIRPTA. Further, to the extent such treatment applies, any distribution to such shareholder will not be treated as gain recognized from the sale or exchange of a USRPI. However, in the case of a qualified shareholder having one or more “applicable investors,” the exception described in the first sentence of this paragraph will not apply to the “applicable percentage” of the qualified shareholder’s stock (with the “applicable percentage” generally meaning the percentage of the value of the interests in the qualified shareholder held by applicable investors after applying certain constructive ownership rules).  The applicable percentage of the amount realized by a qualified shareholder on the disposition of PECO III’s common stock or with respect to a distribution from PECO III attributable to gain from the sale or exchange of a USRPI will be treated as amounts realized from the disposition of USRPIs.  Such treatment shall also apply to applicable investors in respect of distributions treated as a sale or exchange of stock with respect to a qualified shareholder.  For these purposes, an “applicable investor” is a person (other than a qualified shareholder) who generally holds an interest in the qualified shareholder and holds more than 10% of PECO III’s stock (applying certain constructive ownership rules).
Qualified Foreign Pension Funds. For periods on or after December 18, 2015, for FIRPTA purposes neither a “qualified foreign pension fund” within the meaning of Code Section 897(l)(2), nor any entity all of the interests of which are held by a qualified foreign pension fund is treated as a non-U.S. holder.  Gain of a qualified foreign pension fund or its wholly owned non-U.S. subsidiary treated as gain from the sale or exchange of PECO III’s common stock as well as PECO III’s distributions treated as gain from the sale or exchange of PECO III’s stock under the rules described above at “-Distribution of Gain from the Disposition of U.S. Real Property Interests” will not be subject to tax unless such gain is treated as effectively connected with the qualified foreign pension fund’s (or the subsidiary’s, as applicable) conduct of a trade or business in the United States as determined without regard to FIRPTA, in which case the qualified foreign pension fund (or subsidiary) generally will be subject to tax at the graduated rates applicable to ordinary income, in the same manner as U.S. holders, and may be subject to the 30% branch profits tax on its effectively connected earnings and profits, subject to adjustments, in the case of a foreign corporation. Proposed Treasury Regulations would provide, among other things, that interests in a qualified controlled entity may be held by one or more qualified foreign pension funds directly or indirectly through one or more qualified controlled entities. These regulations are generally proposed to apply after they are finalized; provided that taxpayers may be able to rely on them for transactions occurring on or after December 18, 2015 (and certain provisions of the proposed regulations are proposed to apply with respect to transactions occurring on or after June 6, 2019).
Income Tax Treaties. If a non-U.S. holder is eligible for treaty benefits under an income tax treaty with the United States, the non-U.S. holder may be able to reduce or eliminate certain of the U.S. federal income tax consequences discussed above, such as the branch profits tax. Non-U.S. holders should consult their tax advisors regarding possible relief under an applicable income tax treaty.
U.S. Withholding Tax. As described above, we intend to treat the receipt of the merger consideration by a non-U.S. holder as a distribution from PECO III to the extent attributable to gain from the deemed sale of PECO III USRPIs in the merger, and we intend to withhold U.S. federal income tax at a rate of 21% (or 20% to the extent provided in applicable Treasury Regulations) from the portion of the merger consideration that is, or is treated as, attributable to gain from the sale of USRPIs and paid to a non-U.S. holder. We also reserve the right to withhold on the receipt of merger consideration by a non-U.S. holder in excess of amounts we treat as distributions of gain attributable to the sale of USRPIs on the basis that that PECO III is not a “domestically controlled REIT,” in which case we could withhold at the rate of 15% on such amounts.
If a non-U.S. holder holds its stock through a nominee, that nominee may take a contrary position and conclude that withholding (or additional withholding) applies to the merger consideration payable to such non-U.S. holder.
A non-U.S. holder may be entitled to a refund or credit against the holder’s U.S. federal income tax liability, if any, with respect to any amount withheld pursuant to FIRPTA, provided that the required information is furnished to the IRS on a timely basis. Non-U.S. holders should consult their tax advisors regarding withholding tax considerations.
Consequences of the Merger to the PECO III Stockholders as a Result of the Holders of Class I and Class T Common Stock Receiving Merger Consideration that is Higher Than the Average Received by all PECO III Stockholders.
Notwithstanding the foregoing, there is a risk that since the merger consideration to be received by the holders of Class I and Class T common stock is higher than the average merger consideration paid to all PECO III stockholders, the holders of Class I and Class T common stock may be treated for U.S. federal income tax purposes as receiving (i) the same amount of merger consideration in the merger for each share of Class I or Class T common stock surrendered as the holders of Class A common stock are receiving for each share of Class A common stock surrendered and (ii) an additional amount in a separate transaction.

In such a case, the holders of Class I and Class T common stock may recognize ordinary income on such additional amount, and non-U.S. holders of Class I and Class T common stock could be subject to 30% U.S. withholding tax on such amount.
Alternatively, it is possible that for U.S. federal income tax purposes (i) each of the PECO III stockholders could be treated as receiving the same merger consideration for each share of PECO III stock surrendered in the merger and (ii) the holders of Class A common stock could be treated as making a separate payment to the holders of Class I and Class T common stock. In such a case, the holders of Class A common stock would be treated as receiving more merger consideration in the merger (which would increase the amount of gain or decrease the amount of loss recognized in the merger), and the payment of the merger consideration to the holders of Class I and Class T common stock may be nondeductible by holders of Class A common stock. The holders of Class I and Class T common stock may recognize ordinary income on such additional amount, and non-U.S. holders of Class I and Class T common stock could be subject to 30% U.S. withholding tax on such amounts.
It is not certain that the IRS would asset the recharacterizations described above or that if it did, it would prevail. However, we intend to take the position that neither of the recharacterizations described above are appropriate. PECO III stockholders are urged to consult with their tax advisors regarding this matter.
Information Reporting and Backup Withholding
Backup withholding, currently at a rate of 24%, and information reporting may apply to the cash received pursuant to the exchange of PECO III common stock in the merger. Backup withholding will not apply, however, to a holder who:

•	in the case of a U.S. holder, furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on an IRS Form W-9 or successor form;

•	in the case of a non-U.S. holder, furnishes an applicable IRS Form W-8 or successor form; or

•	is otherwise exempt from backup withholding and complies with other applicable rules and certification requirements.
Backup withholding is not an additional tax and any amount withheld under these rules may be credited against the holder’s U.S. federal income tax liability and may entitle the holder to a refund if required information is timely furnished to the IRS.
THE FOREGOING DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF THE POTENTIAL TAX CONSIDERATIONS RELATING TO THE MERGER AND IS NOT TAX ADVICE. THEREFORE, HOLDERS OF PECO III’S COMMON STOCK ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES.
Material U.S. Federal Income Tax Considerations Applicable to Holders of PECO Common Stock
This section summarizes the material U.S. federal income tax consequences generally resulting from the election of PECO to be taxed as a REIT and the acquisition, ownership and disposition of PECO’s common stock.
The sections of the Code and the corresponding Treasury regulations that relate to the qualification and taxation as a REIT are highly technical and complex. You are urged to consult your tax advisor regarding the specific tax consequences to you of the acquisition, ownership and disposition of the securities of PECO and of the election of PECO to be taxed as a REIT. Specifically, you should consult your tax advisor regarding the federal, state, local, foreign and other tax consequences of such acquisition, ownership, disposition and election, and regarding potential changes in applicable tax laws.
Classification and Taxation of PECO as a REIT
PECO elected to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2010. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to stockholders if it meets the applicable REIT distribution requirements and other requirements for qualification.
PECO believes that its ownership, form of organization and operations through the date hereof and its proposed ownership, organization and method of operations thereafter have enabled and will enable it to qualify as a REIT beginning with its taxable year ended December 31, 2010.  PECO has received an opinion of its tax counsel, Goodwin Procter LLP, to the effect that (i) it has been organized in conformity with the requirements for qualification and taxation as a REIT, and (ii) its prior, current and proposed organization, ownership, distributions and method of operation as represented by management have allowed it and will allow PECO to satisfy the requirements for qualification and taxation as a REIT commencing with PECO’s taxable year ended December 31, 2010. This opinion was based on representations made by PECO as to certain factual matters relating to its prior and intended and expected organization, ownership and method of operation. Goodwin Procter LLP has not verified those representations, and their opinion assumes that such representations and covenants are accurate and complete, that PECO has been owned, organized and operated and PECO will continue to be owned and organized and will continue to operate in accordance with such representations and that PECO will take no action inconsistent with its status as a REIT. In addition, this opinion was based on the law existing and in effect as of its date. PECO’s qualification and taxation as a REIT will depend on its ability to meet on a continuing basis, through actual operating results, asset composition, distribution levels, diversity of share ownership and various other qualification tests imposed under the Code discussed below. Goodwin Procter LLP has not reviewed PECO’s, and will not review PECO’s, compliance with these tests on a continuing basis. Accordingly, the opinion of its tax counsel does not guarantee PECO’s ability to qualify as or remain qualified as a REIT, and no assurance can be given that PECO has satisfied such tests for its taxable year ended December 31, 2010 or for any subsequent period or that PECO will continue to satisfy such tests. Also, the opinion of Goodwin Procter LLP is not binding on the IRS, or any court, and could be subject to modification or withdrawal based on future legislative, judicial or administrative changes to U.S. federal income tax laws, any of which could be applied retroactively. Goodwin Procter LLP will have no obligation to advise PECO or the holders of its stock of any subsequent change in the matters addressed in its opinion, the factual representations or assumptions on which the conclusions in the opinion are based, or of any subsequent change in applicable law.
So long as PECO qualifies for taxation as a REIT, it generally will be entitled to a deduction for dividends that it pays, and therefore will not be subject to U.S. federal income tax on its net income that it distributes currently to its stockholders.
This treatment substantially eliminates “double taxation” (that is, taxation at both the corporate and stockholder levels) that generally results from an investment in a corporation. However, even if PECO qualifies for taxation as a REIT, it will be subject to federal income tax as follows:

•
PECO will be subject to regular U.S. federal corporate income tax on any undistributed “REIT taxable income.” REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid.

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If PECO has net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business, or other nonqualifying income from foreclosure property, PECO will be subject to tax at the highest U.S. federal corporate income rate on this income.

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If PECO has net income from “prohibited transactions” it will be subject to a 100% tax on this income. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property.

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If PECO fails to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintains its qualification as a REIT because other requirements are met, PECO will be subject to a tax equal to the gross income attributable to the greater of either (1) the amount by which it fails the 75% gross income test for the taxable year or (2) the amount by which it fails the 95% gross income test for the taxable year, multiplied by a fraction intended to reflect its profitability.

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If PECO fails to satisfy any of the REIT asset tests, as described below, other than a failure by a de minimis amount of the 5% or 10% assets tests, and it qualifies for and satisfy certain cure provisions, then PECO will be required to pay a tax equal to the greater of $50,000 or the product of (1) the net income generated by the nonqualifying assets during the period in which it failed to satisfy the asset tests and (2) the highest U.S. federal income tax rate then applicable to corporations.

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If PECO fails to satisfy any provision of the Code that would result in its failure to qualify as a REIT (other than a gross income or asset test requirement) and that violation is due to reasonable cause and not due to willful neglect, PECO may retain its REIT qualification, but it will be required to pay a penalty of $50,000 for each such failure.

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If PECO fails to qualify for taxation as a REIT because it failed to distribute by the end of the relevant year any earnings and profits PECO inherited from a taxable C corporation during the year (e.g., by tax-free merger or tax-free liquidation), and the failure is not due to fraud with intent to evade tax, PECO generally may retain its REIT status by paying a special distribution, but it will be required to pay an interest charge on 50% of the amount of undistributed non-REIT earnings and profits.

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PECO may be required to pay monetary penalties to the IRS in certain circumstances, including if PECO fails to meet record-keeping requirements intended to monitor its compliance with rules relating to the composition of its stockholders, as described below in “—Requirements for Qualification as a REIT.”

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PECO will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if it fails to distribute during each calendar year at least the sum of 85% of its REIT ordinary income for the year, 95% of its REIT capital gain net income for the year; and any undistributed taxable income from prior taxable years.

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PECO will be subject to a 100% penalty tax on some payments it receives or on certain other amounts (or on certain expenses deducted by its TRSs) if arrangements among PECO, its tenants and/or its TRSs are not comparable to similar arrangements among unrelated parties.

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PECO may be subject to tax on gain recognized in a taxable disposition of assets acquired by way of a tax-free merger or other tax-free reorganization with a non-REIT corporation or a tax-free liquidation of a non-REIT corporation into PECO. Specifically, to the extent PECO acquires any asset from a C corporation in a carry-over basis transaction and it subsequently recognizes gain on a disposition of such asset during a five-year period beginning on the date on which PECO acquired the asset, then, to the extent of any “built-in gain,” such gain will be subject to U.S. federal income tax at the highest regular corporate tax rate, which is currently 21%. Built-in gain means the excess of (1) the fair market value of the asset as of the beginning of the applicable recognition period over (2) its adjusted basis in such asset as of the beginning of such recognition period. See “—Tax on Built-in Gains of Former C Corporation Assets.”

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PECO may elect to retain and pay income tax on its net long-term capital gain. In that case, a stockholder would: (1) include its proportionate share of its undistributed long-term capital gain (to the extent PECO makes a timely designation of such gain to the stockholder) in its income, (2) be deemed to have paid its proportionate share of the tax that PECO paid on such gain and (3) be allowed a credit for its proportionate share of the tax deemed to have been paid, with an adjustment made to increase the stockholders’ basis in its stock by the difference between (a) the amount of capital gain included in income and (b) the amount of tax deemed paid by the stockholder.

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PECO may have subsidiaries or own interests in other lower-tier entities that are C corporations that will elect, jointly with PECO, to be treated as its TRSs, the earnings of which would be subject to U.S. federal corporate income tax.

No assurance can be given that the amount of any such U.S. federal income taxes will not be substantial. In addition, PECO and its subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state, local and foreign income, franchise, property and other taxes on assets and operations. PECO could also be subject to tax in situations and on transactions not presently contemplated.
Requirements for Qualification as a REIT. PECO elected to be taxed as a REIT under the Code effective with its taxable year ended December 31, 2010. In order to have so qualified, PECO must have met and must continue to meet the requirements discussed below, relating to its organization, ownership, sources of income, nature of assets and distributions of income to stockholders, beginning with PECO’s taxable year ended December 31, 2010, unless otherwise noted.
The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation, but for its election to be subject to tax as a REIT under Sections 856 through 860 of the Code;

(4)	that is neither a financial institution nor an insurance company subject to applicable provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)
during the last half of each taxable year not more than 50% in value of the outstanding shares of which is owned directly or indirectly by five or fewer “individuals,” as defined in the Code to include specified entities;

(7)
that makes an election to be taxable as a REIT, or has made this election for a previous taxable year, which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

(8)	that uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the Code and regulations promulgated thereunder; and

(9)	that meets other applicable tests, described below, regarding the nature of its income and assets and the amount of its distributions.
Conditions (1), (2), (3) and (4) above must be met during the entire taxable year and condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) need not be satisfied during a corporation’s initial tax year as a REIT (which, in PECO’s case, was its taxable year ended December 31, 2010). For purposes of determining stock ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation and a portion of a trust permanently set aside or used exclusively for charitable purposes generally are each considered an individual. A trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.
PECO believes that it has sufficient diversity of ownership to allow it to satisfy conditions (5) and (6) above. In addition, its charter provides restrictions regarding the transfer of shares of its capital stock that are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that PECO will be able to satisfy these share ownership requirements

To monitor its compliance with condition (6) above, a REIT is required to send annual letters to its stockholders requesting information regarding the actual ownership of its shares. If PECO complies with the annual letters requirement and PECO does not know or, exercising reasonable diligence, would not have known of its failure to meet condition (6) above, then PECO will be treated as having met condition (6) above.
PECO has complied with condition (7) above by making its REIT election as part of its U.S. federal income tax return for its taxable year ended December 31, 2010. PECO’s ability to maintain its REIT status could be impacted if it is determined to have become a “successor” to another REIT whose REIT election has been terminated. PECO generally intends to avoid successor status with respect to any other REITs so that any infirmities with respect to any such other REIT’s qualification do not impact PECO’s ability to elect REIT status. For purposes of condition (8) above, PECO will use a calendar year for U.S. federal income tax purposes, and it intends to comply with the applicable recordkeeping requirements.
Non-REIT Accumulated Earnings and Profits
As a REIT, PECO may not have any undistributed non-REIT earnings and profits at the end of any taxable year, including its first REIT taxable year ended December 31, 2010. PECO believes that it has never had any undistributed non-REIT earnings and profits at year-end and it does not currently expect to have any non-REIT earnings and profit. However, PECO is not precluded from acquiring a non-REIT corporation in a manner that causes it to succeed to its non-REIT earnings and profits, in which case PECO would need to distribute or otherwise eliminate such earnings and profits by year-end. If it is subsequently determined that PECO had undistributed non-REIT earnings and profits as of the end of its first taxable year as a REIT or at the end of any subsequent taxable year, PECO could fail to qualify as a REIT.
Taxable REIT Subsidiaries
A TRS is a corporation in which PECO directly or indirectly owns stock and that jointly with PECO elects to be treated as its TRS under Section 856(l) of the Code. In addition, if PECO’s TRS owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as PECO’s TRS. A TRS is subject to U.S. federal income tax and state and local income tax, where applicable, as a regular C corporation.
Generally, a TRS can engage in activities that, if conducted by PECO other than through a TRS, could result in the receipt of non-qualified income or the ownership of non-qualified assets. However, several provisions regarding the arrangements between a REIT and its TRSs ensure that a TRS will be subject to an appropriate level of U.S. federal income taxation. For example, PECO will be obligated to pay a 100% penalty tax on some payments that it receives or certain other amounts or on certain expenses deducted by the TRS if the economic arrangements among PECO, its tenants and/or the TRS are not comparable to similar arrangements among unrelated parties.
PECO owns and may continue to own interests in one or more TRSs that may perform certain services for PECO’s tenants, receive management fee income and/or hold interests in joint ventures and private equity real estate funds that might hold assets or generate income that could cause PECO to fail the REIT income or asset tests or subject it to the 100% tax on prohibited transactions. PECO’s TRSs may incur significant amounts of U.S. federal, state and local income taxes and, if doing business or owning property outside of the United States, significant non-U.S. taxes.
Subsidiary REITs
If any REIT in which PECO acquires an interest fails to qualify for taxation as a REIT in any taxable year, that failure could, depending on the circumstances, adversely affect its ability to satisfy the various asset and gross requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation that is not a REIT or a TRS, as further described below.
Ownership of Partnership Interests and Disregarded Subsidiaries by a REIT
A REIT that is a partner in a partnership (or a member of a limited liability company or other entity that is treated as a partnership for U.S. federal income tax purposes) will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership’s income. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs, as described below. Thus, PECO’s proportionate share of the assets and items of income of its operating partnership, including PECO’s operating partnership’s share of the assets, liabilities and items of income of any subsidiary partnership (or other entity treated as a partnership for U.S. federal income tax purposes) in which its operating partnership holds an interest, will be treated as PECO’s assets, liabilities and items of income for purposes of applying the REIT income and asset tests. As a result, to the extent that PECO’s operating partnership holds interests in partnerships that it does not control, its operating partnership may need to hold such interests through TRSs.
If a REIT owns a corporate subsidiary (including an entity that is treated as an association taxable as a corporation for U.S. federal income tax purposes) that is a “qualified REIT subsidiary,” the separate existence of that subsidiary is disregarded for U.S. federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a TRS, all of the capital stock of which is owned by the REIT (either directly or through other disregarded subsidiaries). For U.S. federal income tax purposes, all assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. Qualified REIT subsidiaries will not be subject to U.S. federal income taxation, but may be subject to state and local taxation in some states. Certain other entities also may be disregarded as separate for their owners for U.S. federal income tax purposes, generally including any unincorporated entity that would be treated as a partnership for U.S. federal income tax purposes if it had more than one owner. For U.S. federal income tax purposes, all assets, liabilities and items of income, deduction and credit of any such disregarded entity will be treated as assets, liabilities and items of income, deduction and credit of the owner of the disregarded entity.
Income Tests Applicable to REITs
To qualify as a REIT, PECO must satisfy two gross income tests annually. First, at least 75% of its gross income, excluding gross income from prohibited transactions and certain other income and gains described below, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including “rents from real property,” gains on the disposition of real estate assets other than certain debt instruments of publicly offered REITs and personal property treated as real estate assets, as discussed below, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property, or from some types of temporary investments. Interest and gain on debt instruments issued by publicly offered REITs that are not secured by mortgages on real property or interests in real property are not qualifying income for the 75% test.  Second, at least 95% of PECO’s gross income for each taxable year, excluding gross income from prohibited transactions and certain other income and gains described below, must be derived from any combination of income qualifying under the 75% test and dividends, interest and gain from the sale or disposition of stock or securities.
Rents PECO receives will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS and either (i) at least 90% of the leased space of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space, or (ii) the property leased is a “qualified lodging facility,” as defined in Section 856(d)(9)(D) of the Code, or a “qualified health care property,” as defined in Section 856(e)(6)(D)(i), and certain other conditions are satisfied. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property. Generally, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, PECO may provide directly only an insignificant amount of services, unless those services are “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Accordingly, PECO may not provide “impermissible services” to tenants (except through an independent contractor from whom it derives no revenue and that meets other requirements or through a TRS) without giving rise to “impermissible tenant service income.” Impermissible tenant service income is deemed to be at least 150% of the direct cost to PECO of providing the service. If the impermissible tenant service income exceeds 1% of its total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of PECO’s total income from the property, the services will not disqualify any other income from the property that qualifies as rents from real property, but the impermissible tenant service income will not qualify as rents from real property.
PECO has not derived, and does not anticipate deriving, rents based in whole or in part on the income or profits of any person, rents from related party tenants and/or rents attributable to personal property leased in connection with real property that exceeds 15% of the total rents from that property in sufficient amounts to jeopardize its status as REIT. PECO also has not derived, and does not anticipate deriving, impermissible tenant service income that exceeds 1% of its total income from any property if the treatment of the rents from such property as nonqualifying rents would jeopardize its status as a REIT. PECO’s operating partnership and its subsidiaries may receive other amounts of nonqualifying income, such as management fees, but PECO intends to structure its interests in those sources of nonqualifying income as needed to preserve its REIT status, such as by conducting management activities that might earn excessive amounts of management fees though a TRS.
If PECO fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, PECO may nevertheless qualify as a REIT for that year if it is entitled to relief under the Code. These relief provisions generally will be available if PECO’s failure to meet the tests is due to reasonable cause and not due to willful neglect, it attaches a schedule of the sources of its income to its federal income tax return and otherwise complies with the applicable Treasury Regulations. It is not possible, however, to state whether in all circumstances PECO would be entitled to the benefit of these relief provisions. For example, if PECO fails to satisfy the gross income tests because nonqualifying income that PECO intentionally incurs unexpectedly exceeds the limits on nonqualifying income, the IRS could conclude that PECO’s failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving PECO, it will fail to qualify as a REIT. Even if these relief provisions apply, a tax would be imposed based on the amount of nonqualifying income.
Asset Tests Applicable to REITs
At the close of each quarter of PECO’s taxable year, it must satisfy five tests relating to the nature of its assets:

(1)
at least 75% of the value of PECO’s total assets must be represented by real estate assets, cash, cash items and U.S. Government securities. Real estate assets include interests in real property (such as land, buildings, leasehold interest in real property and, for taxable years beginning on or after January 1, 2016, personal property leased with real property if the rents attributable to the personal property would be rents from real property under the income tests discussed above), interests in mortgages on real property or on interests in real property, shares in other qualifying REITs, and stock or debt instruments held for less than one year purchased with the proceeds from an offering of shares of PECO’s stock or certain debt and, for tax years beginning on or after January 1, 2016, debt instruments issued by publicly offered REITs;

(2)	not more than 25% of the value of PECO’s total assets may be represented by securities other than those in the 75% asset class;

(3)
except for equity investments in REITs, qualified REIT subsidiaries, other securities that qualify as “real estate assets” for purposes of the test described in clause (1) or securities of PECO’s TRSs, the value of any one issuer’s securities owned by PECO may not exceed 5% of the value of its total assets; PECO may not own more than 10% of any one issuer’s outstanding voting securities; and PECO may not own more than 10% of the value of the outstanding securities of any one issuer;

(4)
not more than 25% (for taxable years beginning before January 1, 2018) or 20% (for taxable years beginning on or after January 1, 2018) of the value of PECO’s total assets may be represented by securities of one or more TRSs; and

(5)
not more than 25% (for taxable years beginning on or after January 1, 2016) of the value of PECO’s total assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or interests in real property.

Securities for purposes of the asset tests may include debt securities that are not fully secured by a mortgage on real property (or treated as such). However, the 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code, including, but not limited to, any loan to an individual or estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (1) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test to securities issued by the partnership; (2) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (3) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership. In general, straight debt is defined as a written, unconditional promise to pay on demand or at a specific date a fixed principal amount, and the interest rate and payment dates on the debt must not be contingent on profits or the discretion of the debtor. In addition, straight debt may not contain a convertibility feature.
PECO believes that its assets comply and have complied with the above asset tests and that PECO can operate so that it can continue to comply with those tests. However, PECO’s ability to satisfy these asset tests will depend upon its analysis of the characterization and fair market values of its assets, some of which are not susceptible to a precise determination and for which PECO will not obtain independent appraisals. For example, PECO may hold significant assets through its TRSs or hold significant non-real estate assets, and PECO cannot provide any assurance that the IRS might not disagree with its determinations.
After initially meeting the asset tests at the close of any quarter, PECO will not lose its status as a REIT if PECO fails to satisfy the 25%, 20% and 5% asset tests and the 10% value limitation at the end of a later quarter solely by reason of changes in the relative values of its assets (including changes in relative values as a result of fluctuations in foreign currency exchange rates). If the failure to satisfy the 25%, 20% or 5% asset tests or the 10% value limitation results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. PECO intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take any available actions within 30 days after the close of any quarter as may be required to cure any noncompliance with the 25%, 20% or 5% asset tests or 10% value limitation. If PECO fails the 5% asset test or the 10% asset test at the end of any quarter, and such failure is not cured within 30 days thereafter, PECO may dispose of sufficient assets or otherwise satisfy the requirements of such asset tests within six months after the last day of the quarter in which its identification of the failure to satisfy those asset tests occurred to cure the violation, provided that the non-permitted assets do not exceed the lesser of 1% of the total value of its assets at the end of the relevant quarter or $10,000,000. If PECO fails any of the other asset tests, or its failure of the 5% and 10% asset tests is in excess of this amount, as long as the failure was due to reasonable cause and not willful neglect and, following its identification of the failure, PECO filed a schedule in accordance with the Treasury Regulations describing each asset that caused the failure, PECO will be permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps to satisfy the requirements of the applicable asset test within six months after the last day of the quarter in which its identification of the failure to satisfy the REIT asset test occurred, including the disposition of sufficient assets to meet the asset tests. If PECO relies on this reasonable cause cure provision to cure a violation of the asset tests, PECO also must pay a tax equal to the greater of $50,000 or the product of (x) the net income generated by the nonqualifying assets during the period in which PECO failed to satisfy the relevant asset test and (y) the highest U.S. federal income tax rate then applicable to U.S. corporations.
Annual Distribution Requirements Applicable to REITs
To qualify as a REIT, PECO is required to distribute dividends, other than capital gain dividends, to its stockholders each year in an amount at least equal to (1) the sum of (a) 90% of its REIT taxable income, computed without regard to the dividends paid deduction and its net capital gain and (b) 90% of the net income, after tax, from foreclosure property, minus (2) the sum of certain specified items of noncash income. For purposes of the distribution requirements, any built-in gain (net of the applicable tax) PECO recognizes during the applicable recognition period that existed on an asset at the time PECO acquired it from a C corporation in a carry-over basis transaction will be included in its REIT taxable income. See “—Tax on Built-in Gains of Former C Corporation Assets” for a discussion of the possible recognition of built-in gain. These distributions must be paid either in the taxable year to which they relate, or in the following taxable year if declared before PECO timely files its tax return for the prior year and if paid with or before the first regular dividend payment date after the declaration is made. In addition, any dividend that PECO declares in October, November or December of any calendar year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by it and received by the stockholder on December 31 of such year, if such dividend is actually paid during January of the following calendar year.
For taxable years beginning before January 1, 2015, in order for distributions of a “publicly offered REIT” to be counted as satisfying the annual distribution requirements for REITs, and to provide the REIT with a REIT level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares of stock within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in PECO’s organizational documents. For taxable years beginning on or after January 1, 2015, this the limitation for “preferential dividends” does not apply to “publicly offered REITs.” PECO believes that it has been, is and will continue to be, a “publicly offered REIT” and, therefore, is not subject to this limitation (other than for taxable years beginning before January 1, 2015). Any non-publicly offered REIT in which PECO invests would be subject to the preferential dividend rule regardless of the date of the distribution.
Pursuant to an IRS ruling, the prohibition on preferential dividends applicable to taxable years beginning before January 1, 2015 did not prohibit REITs from offering shares under a distribution reinvestment plan at discounts of up to 5% of fair market value, but a discount in excess of 5% of the fair market value of the shares would have been considered a preferential dividend. Any discount that we offered under a distribution reinvestment plan before January 1, 2015 was intended to fall within the safe harbor for such discounts set forth in the IRS ruling; however, because PECO’s common stock was not regularly traded on an established securities market, the fair market value of PECO’s common stock was not susceptible to a definitive determination. If the discount in the purchase price under a dividend reinvestment plan in effect prior to the listing of PECO’s stock taxable years beginning before January 1, 2015 is determined to have exceeded 5% at any time, we could fail to qualify as a REIT for any such affected year. See “—Failure to Qualify as a REIT.”
Preferential dividends could have included certain share repurchases before January 1, 2015 that were taxed to the selling shareholder in the same manner as a regular distribution (e.g., as a taxable dividend to the extent paid out of earnings and profits), rather than as a sale or exchange. However, we believe that such share repurchases were properly treated as sales or exchanges for federal income tax purposes, and in any event that treatment of such repurchases as preferential dividends would not have prevented us from satisfying the REIT distribution requirements.
To the extent that PECO does not distribute (and is not deemed to have distributed) all of its net capital gain or distributes at least 90%, but less than 100%, of its REIT taxable income, as adjusted, PECO will be subject to regular U.S. federal corporate income tax on these retained amounts.
PECO will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which U.S. federal income tax was paid, if PECO fails to distribute during each calendar year at least the sum of:

(1)	85% of its REIT ordinary income for the year;

(2)	95% of its REIT capital gain net income for the year; and

(3)	any undistributed taxable income from prior taxable years.
A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, a REIT may elect to have its stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.
PECO believes it has made and intends to continue to make timely distributions sufficient to satisfy the annual distribution requirements.
PECO anticipates that PECO will generally have sufficient cash or liquid assets to enable it to satisfy the 90% distribution requirement and to distribute such greater amount as may be necessary to avoid U.S. federal income and excise taxes. It is possible, however, that, from time to time, PECO may not have sufficient cash or other liquid assets to fund required distributions as a result, for example, of differences in timing between its cash flow, the receipt of income for GAAP purposes and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, limitations on interest or net operating loss deductibility, the creation of reserves, payment of required debt service or amortization payments, or the need to make additional investments in qualifying real estate assets. The insufficiency of PECO’s cash flow to cover its distribution requirements could require PECO to (1) sell assets in adverse market conditions, (2) borrow on unfavorable terms, (3) distribute amounts that would otherwise be invested in future acquisitions or capital expenditures or used for the repayment of debt, (4) pay dividends in the form of taxable stock dividends or (5) use cash reserves, in order to comply with the REIT distribution requirements. Under some circumstances, PECO may be able to rectify a failure to meet the distribution requirement for a year by paying dividends to stockholders in a later year, which may be included in its deduction for dividends paid for the earlier year. PECO will refer to such dividends as “deficiency dividends.” Thus, PECO may be able to avoid being taxed on amounts distributed as deficiency dividends. PECO will, however, be required to pay interest based upon the amount of any deduction taken for deficiency dividends.
Tax on Built-in Gains of Former C Corporation Assets
If a REIT acquires an asset from a C corporation in a transaction in which the REIT’s basis in the asset is determined by reference to the basis of the asset in the hands of the C corporation (e.g., a tax-free reorganization under Section 368(a) of the Code), the REIT may be subject to an entity-level tax upon a taxable disposition during a 5-year period following the acquisition date. The amount of the tax is determined by applying the highest regular corporate tax rate, which is currently 21%, to the lesser of (1) the excess, if any, of the asset’s fair market value over the REIT’s basis in the asset on the acquisition date, or (2) the gain recognized by the REIT in the disposition. The amount described in clause (1) is referred to as “built-in gain.” PECO does not believe it has acquired any assets the disposition of which would be subject to the built-in gains tax but are not foreclosed from doing so in the future.
Prohibited Transactions
Net income derived from prohibited transactions is subject to a 100% tax. The term “prohibited transactions” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the specific facts and circumstances. The Code provides a safe harbor pursuant to which sales of properties held for at least two years and meeting certain additional requirements will not be treated as prohibited transactions, but compliance with the safe harbor may not always be practical. PECO has conducted and intends to continue to conduct its operations so that no asset that PECO owns (or are treated as owning) will be treated as, or as having been, held as inventory or for sale to customers and that a sale of any such asset will not be treated as having been in the ordinary course of its business. PECO intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of owning and operating properties and to make sales of properties that are consistent with its investment objectives, however, no assurance can be given that any particular property in which PECO holds a direct or indirect interest will not be treated as property held for sale to customers, or that the safe-harbor provisions will apply. The 100% tax will not apply to gains from the sale of property held through a TRS or other taxable corporation, although such income will be subject to regular U.S. federal corporate income tax. The potential application of the prohibited transactions tax could cause PECO to forego potential dispositions of other property or to forego other opportunities that might otherwise be attractive to PECO (such as developing property for sale), or to undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred.
Foreclosure Property
Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes an election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 21%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property is held primarily for sale to customers in the ordinary course of a trade or business.
Hedging Transactions and Foreign Currency Gains
PECO may enter into hedging transactions with respect to one or more of its assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury Regulations, any income from a hedging transaction, including gain from the disposition or termination of such a transaction, (1) made in the normal course of its business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred by PECO to acquire or own real estate assets, (2) entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests (or any property that generates such income or gain), or, (3) for taxable years beginning after December 31, 2015, that hedges against transactions described in clause (1) or (2) and is entered into in connection with the extinguishment of debt or sale of property that is being hedged against by the transaction described in clause (1) or (2), and which complies with certain identification requirements, will not constitute gross income for purposes of the 95% gross income test and the 75% gross income test. To the extent PECO enters into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. PECO intends to structure any hedging transactions in a manner that does not jeopardize its ability to qualify as a REIT.
In addition, certain foreign currency gains may be excluded from gross income for purposes of one or both of the REIT gross income tests, provided PECO does not deal in or engage in substantial and regular trading in securities.
Investments in Loans
Except as provided below, in cases where a mortgage loan is secured by both real property and other property, if the outstanding principal balance of a mortgage loan during the year exceeds the value of the real property securing the loan at the time PECO committed to acquire the loan, which may be the case, for instance, if PECO acquires a “distressed” mortgage loan, including with a view to acquiring the collateral, a portion of the interest accrued during the year will not be qualifying income for purposes of the 75% gross income test applicable to REITs and a portion of such loan will not be a qualifying real estate asset. Furthermore, PECO may be required to retest modified loans that PECO holds to determine if the modified loan is adequately secured by real property as of the modification date. If the IRS were to assert successfully that any mortgage loans PECO holds were not properly secured by real estate or that the value of the real estate collateral (at the time of commitment or retesting) was otherwise less than the amount of the loan, PECO could, as mentioned, earn income that is not qualifying for the 75% income test and also be treated as holding a non-real estate investment in whole or part, which could result in its failure to qualify as a REIT.  Notwithstanding the foregoing, for taxable years beginning after December 31, 2015, a mortgage loan secured by both real property and personal property shall be treated as a wholly qualifying real estate asset and all interest shall be qualifying income for purposes of the 75% income test if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral value is less than the outstanding principal balance of the loan.
While PECO does not currently expect to originate or acquire mortgage or mezzanine loans, PECO is not prohibited from doing so. The IRS has provided a safe harbor with respect to the treatment of a mezzanine loan as a mortgage loan and therefore as a qualifying asset for purposes of the REIT asset tests, but not rules of substantive law. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a qualifying real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. However, structuring a mezzanine loan to meet the requirements of the safe harbor may not always be practical. To the extent that any of PECO’s mezzanine loans do not meet all of the requirements for reliance on the safe harbor, such loans might not be properly treated as qualifying mortgage loans for REIT purposes.
Tax Aspects of PECO’s Operating Partnership
In General
PECO will own all or substantially all of its assets through its operating partnership, and its operating partnership in turn will own a substantial portion of its assets through interests in various partnerships and limited liability companies. Except in the case of subsidiaries that have elected REIT or TRS status, PECO expects that its operating partnership and its partnership and limited liability company subsidiaries will be treated as partnerships or disregarded entities for U.S. federal income tax purposes. In general (and subject to the discussion below under “—Partnership Audit Rules”), entities that are classified as partnerships for U.S. federal income tax purposes are treated as “pass-through” entities that are not required to pay U.S. federal income taxes. Rather, partners or members of such entities are allocated their share of the items of income, gain, loss, deduction and credit of the entity and are potentially required to pay tax on that income without regard to whether the partners or members receive a distribution of cash from the entity. PECO will include in its income its allocable share of the foregoing items for purposes of computing its REIT taxable income. For purposes of applying the REIT income and asset tests, PECO will include its pro rata share of the income generated by and the assets held by the its operating partnership, including its operating partnership’s share of the income and assets of any subsidiary partnerships and limited liability companies treated as partnerships for U.S. federal income tax purposes, based on its capital interests in such entities. See “—Ownership of Partnership Interests and Disregarded Subsidiaries by a REIT.”
PECO’s ownership interests in such subsidiaries involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships or disregarded entities, as opposed to associations taxable as corporations, for U.S. federal income tax purposes. If PECO’s operating partnership or one or more of its subsidiary partnerships or limited liability companies that intended to be taxed as a partnership, were instead treated as an association, PECO would be taxable as a corporation and would be subject to U.S. federal income taxes on its income. In that case, the character of the entity and its income would change for purposes of the asset and income tests applicable to REITs and could prevent PECO from satisfying these tests. See “—Asset Tests Applicable to REITs” and “—Income Tests Applicable to REITs.” This, in turn, could prevent PECO from qualifying as a REIT. See “—Failure to Qualify as a REIT” for a discussion of the effect of its failure to meet these tests for a taxable year.
PECO believes that its operating partnership and other subsidiary partnerships and limited liability companies that do not elect REIT or TRS status have been and/or will be classified as partnerships or disregarded entities for U.S. federal income tax purposes, and the remainder of the discussion under this section “—Tax Aspects of PECO’s Operating Partnership” is based on such classification.
Although a domestic unincorporated entity is generally treated as a partnership (if it has more than one owner) or a disregarded entity (if it has a single owner) for U.S. federal income tax purposes, in certain situations such an entity may be treated as a corporation for U.S. federal income tax purposes, including if the entity is a “publicly traded partnership” that does not qualify for an exemption based on the character of its income. A partnership is a “publicly traded partnership” under Section 7704 of the Code if:

•	interests in the partnership are traded on an established securities market; or

•	interests in the partnership are readily tradable on a “secondary market” or the “substantial equivalent” of a secondary market.
A partnership will not be treated as a publicly traded partnership if it qualifies for certain safe harbors, one of which applies to certain partnerships with 100 or fewer partners. PECO believes that its operating partnership currently qualifies for this safe harbor, but it may exceed the 100 partners limit in future periods.
There is a risk that the right of a holder of operating partnership common units to redeem the units for cash (or common stock at its option) could cause operating partnership common units to be considered readily tradable on the substantial equivalent of a secondary market, and PECO’s operating partnership may not be eligible for a safe harbor at all times. If PECO’s operating partnership is a publicly traded partnership, it will be taxed as a corporation unless at least 90% of its gross income has consisted and will consist of “qualifying income” under Section 7704 of the Code. Qualifying income generally includes real property rents and other types of passive income. PECO believes that its operating partnership has had and will continue to have sufficient qualifying income so that it would be taxed as a partnership, even if it were classified as a publicly traded partnership. The income requirements applicable to REITs under the Code and the definition of qualifying income under the publicly traded partnership rules are very similar. Although differences exist between these two income tests, PECO does not believe that these differences will cause its operating partnership to fail the 90% qualifying income test applicable to publicly traded partnerships.
Allocations of Income, Gain, Loss and Deduction
A partnership or a limited liability company agreement will generally determine the allocation of income and losses among partners or members for U.S. federal income tax purposes so long as the agreement provides for allocations that comply with the provisions of Section 704(b) of the Code and the related Treasury Regulations. Generally, Section 704(b) of the Code and the related Treasury Regulations require that partnership and limited liability company allocations respect the economic arrangement of their partners or members. If an allocation pursuant to the agreement is not recognized by the IRS for U.S. federal income tax purposes, the item subject to the allocation will be reallocated according to the partners’ or members’ interests in the partnership or limited liability company, as the case may be. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners or members with respect to such item. The allocations of taxable income and loss in PECO’s operating partnership and its partnership subsidiaries are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.
Tax Allocations With Respect to Contributed Properties
In general, when property is contributed to a partnership in exchange for a partnership interest, the partnership inherits the carry-over tax basis of the contributing partner in the contributed property. Any difference between the fair market value and the adjusted tax basis of contributed property at the time of contribution is referred to as a “book-tax difference.” Under Section 704(c) of the Code, income, gain, loss and deduction attributable to property with a book-tax difference that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution, as adjusted from time to time, so that, to the extent possible under the applicable method elected under Section 704(c) of the Code, the non-contributing partners receive allocations of depreciation and gain or loss for tax purposes comparable to the allocations they would have received in the absence of book-tax differences. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners or members. Similar tax allocations are required with respect to the book-tax differences in the assets owned by a partnership when additional assets are contributed in exchange for a new partnership interest.
A significant portion of PECO’s operating partnership’s assets have book tax differences, including assets contributed by its operating partnership’s limited partners (or their predecessors). Consequently, the limited partnership agreement requires such allocations to be made in a manner consistent with Section 704(c) of the Code. As a result of such tax allocations and the carry-over basis of any assets PECO contributes to its operating partnership in the future, PECO may be allocated lower amounts of depreciation and other deductions for tax purposes, and possibly greater amounts of taxable income in the event of a disposition, as compared to its share of such items for economic or book purposes. Thus, these rules may cause PECO to recognize taxable income in excess of cash proceeds, which might adversely affect its ability to comply with the REIT distribution requirements. See “—Annual Distribution Requirements Applicable to REITs.”
Withholding Obligations with Respect to Non-U.S. Partners
With respect to any non-U.S. limited partner, PECO’s operating partnership generally will be required to withhold with respect to the non-U.S. limited partner’s share of PECO’s operating partnership income (with the rate varying based on the character of the items comprising the income and the status of the limited partner for U.S. federal income tax purposes), regardless of the amounts distributed to such non-U.S. limited partner. PECO will be liable for any under withholdings (including interest and penalties). PECO’s operating partnership will have to make the withholding payments in any event even if the withholding obligation exceeds a limited partner’s share of distributions. Unless it can recover the excess withholdings from the limited partner, PECO’s operating partnership will have to find other sources of cash to fund excess withholdings. PECO also generally must withhold at a rate not less than 10-15% on the amount realized if and when a non-U.S. holder of units in its operating partnership exercises its redemption rights and exchanges such units for PECO shares (or cash funded by PECO). PECO’s operating partnership also may be required to withhold on distributions made to a transferee who acquires operating partnership units from a non-U.S. holder if the transfer did not properly withhold respect to a non-U.S. transferor.
Partnership Audit Rules
Congress revised the rules applicable to federal income tax audits of partnerships (such as PECO’s operating partnership) and the collection of any tax resulting from any such audits or other tax proceedings, generally for taxable years beginning after December 31, 2017. Under the new rules, the partnership itself may be liable for a hypothetical increase in partner-level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on audit, regardless of changes in the composition of the partners (or their relative ownership) between the year under audit and the year of the adjustment (and thus potentially causing the partners at the time of the audit adjustment to bear taxes attributable to former partners). The new rules also include an elective alternative method under which the additional taxes resulting from the adjustment are assessed against the affected partners (often referred to as a “push-out election”), subject to a higher rate of interest than otherwise would apply. Treasury Regulations provide that when a push-out election causes a partner that is itself a partnership to be assessed with its share of such additional taxes from the adjustment, such partnership may cause such additional taxes to be pushed out to its own partners.  In addition, these Treasury Regulations provide that when a push-out election affects a partner that is a REIT, such REIT may be able to use deficiency dividend procedures with respect to adjustments resulting from such election.  It is not entirely clear how the new rules will apply in practice, and it is not clear at this time what effect this new legislation will have on PECO’s operating partnership. However, these changes could increase the U.S. federal income tax, interest, and/or penalties otherwise borne by PECO in the event of a federal income tax audit of PECO’s operating partnership or one of its subsidiary partnerships.

Failure to Qualify as a REIT
In the event PECO violates a provision of the Code that would result in PECO’s failure to qualify as a REIT, specified relief provisions will be available to PECO to avoid such disqualification if (1) the violation is due to reasonable cause and not willful neglect, (2) PECO pays a penalty of $50,000 for each failure to satisfy the provision and (3) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to PECO’s disqualification as a REIT for violations due to reasonable cause. It is not possible to state whether, in all circumstances, PECO will be entitled to this statutory relief. If PECO fails to qualify as a REIT in any taxable year, and the relief provisions of the Code do not apply, PECO will be subject to tax, including, for tax years beginning prior to January 1, 2018, any applicable alternative minimum tax, on its taxable income at regular corporate rates. Distributions to PECO’s stockholders in any year in which PECO is not a REIT will not be deductible by PECO, nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, and, subject to limitations of the Code, distributions to PECO’s stockholders will generally be taxable to stockholders who are individual U.S. stockholders at a current maximum rate of 20%, and dividends received by its corporate U.S. stockholders may be eligible for a dividends received deduction. Unless PECO is entitled to relief under specific statutory provisions, PECO will also be disqualified from re-electing REIT status for the four taxable years following a year during which qualification was lost.
Taxation of U.S. Holders
Dividends. As long as PECO qualifies as a REIT, a taxable U.S. holder must generally take into account as ordinary income distributions made out of its current or accumulated earnings and profits that PECO does not designate as capital gain dividends. Distributions on PECO’s preferred stock will be treated as made out of any available earnings and profits in priority to distributions on its common stock.  Dividends paid to a non-corporate U.S. holder generally will not qualify for the preferential tax rate (currently 20%) for “qualified dividend income.” Qualified dividend income generally includes dividends paid to most U.S. non-corporate taxpayers by domestic C corporations and certain qualified foreign corporations. Because PECO is not generally subject to U.S. federal income tax on the portion of its REIT taxable income distributed to its stockholders, its ordinary dividends generally will not be eligible for the 20% tax rate on qualified dividend income. As a result, PECO’s ordinary dividends will continue to be taxed at the higher tax rate applicable to ordinary income. However, under the TCJA, for taxable years beginning after December 31, 2017 and before January 1, 2026, stockholders that are individuals, trusts or estates generally may deduct up to 20% of certain qualified business income, including “qualified REIT dividends” (generally, dividends received by a REIT shareholder that are not designated as capital gain dividends or qualified dividend income), subject to certain limitations.
The preferential tax rate for qualified dividend income will apply to PECO’s ordinary dividends (1) attributable to dividends received by PECO from taxable corporations, such as its TRSs, and (2) to the extent attributable to income upon which PECO has paid corporate income tax (e.g., to the extent that PECO distribute less than 100% of its taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a U.S. holder must hold its stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which its stock becomes ex-dividend.
Dividends paid to a corporate U.S. holder will not qualify for the dividends received deduction generally available to corporations. If PECO declare a distribution in October, November, or December of any year that is payable to a holder of record on a specified date in any such month, such distribution will be treated as both paid by PECO and received by the U.S. holder on December 31 of such year, provided that PECO actually pay the distribution during January of the following calendar year.
Distributions from PECO that are properly designated as capital gain dividends will be taxed to U.S. holders long-term capital gains, to the extent that they do not exceed PECO’s actual net capital gains for the taxable year, without regard to the period for which the U.S. holder has held its common stock. Corporate U.S. holders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at a maximum current U.S. federal rate of 20%, in the case of U.S. holders who are individuals, and 21% for corporations. Capital gains dividends attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% U.S. federal income tax rate for U.S. holders who are individuals, trusts or estates, to the extent of previously claimed depreciation deductions.
PECO may elect to retain and pay income tax on the net long-term capital gain that PECO receives in a taxable year. In that case, PECO may elect to designate the retained amount as a capital gain dividend with the result that a U.S. holder would be taxed on its proportionate share of PECO’s undistributed long-term capital gain. The U.S. holder would receive a credit or refund for its proportionate share of the tax PECO paid. The U.S. holder would increase the basis in its stock by the amount of its proportionate share of its undistributed long-term capital gain, minus its share of the tax PECO paid.
A U.S. holder will not incur tax on a distribution in excess of PECO’s current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. holder’s stock. Instead, the distribution will reduce the adjusted basis of such stock. A U.S. holder will recognize gain upon a distribution in excess of both PECO’s current and accumulated earnings and profits and the U.S. holder’s adjusted basis in his or her stock as long-term capital gain if the shares of stock have been held for more than one year, or short-term capital gain, if the shares of stock have been held for one year or less.
Stockholders may not include in their own income tax returns any of PECO’s net operating losses or capital losses. Instead, these losses are generally carried over by PECO for potential offset against its future income. Taxable distributions from PECO and gain from the disposition of its stock will not be treated as passive activity income, and therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from PECO generally will be treated as investment income for purposes of the investment interest limitations. A U.S. holder that elects to treat capital gain dividends, capital gains from the disposition of stock or qualified dividend income as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts. PECO will notify stockholders after the close of its taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.
Dispositions of Stock
In general, a U.S. holder will recognize gain or loss upon a taxable disposition of PECO’s common stock in an amount equal to the difference between the amount of cash and the fair market value of any property received on the disposition and the U.S. holder’s adjusted tax basis in the common stock. Generally, the maximum tax rate on capital gains applicable to non-corporate taxpayers is currently 20% for sales and exchanges of capital assets held for more than one year and 37% for capital assets held for one year or less. However, a U.S. holder must treat any loss upon a sale or exchange of its stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from PECO that such U.S. holder treats as long-term capital gain. All or a portion of any loss that a U.S. holder realizes upon a taxable disposition of its common stock may be disallowed if the U.S. holder repurchases its common stock within 30 days before or after the disposition.
The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate taxpayers) to a portion of capital gain realized by a non-corporate stockholder on the sale of REIT stock that would correspond to the REIT’s “unrecaptured Section 1250 gain.” In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates (currently 21%). A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.
If a U.S. holder recognizes a loss upon a subsequent disposition of PECO’s common stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of certain Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transactions to the IRS. While these regulations are directed towards “tax shelters,” they are written quite broadly and apply to transactions that would not typically be considered tax shelters. Significant penalties apply for failure to comply with these requirements. You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of PECO’s common stock, or transactions that might be undertaken directly or indirectly by PECO. Moreover, you should be aware that PECO and other participants in transactions involving PECO (including its advisors) might be subject to disclosure or other requirements pursuant to these regulations.
Medicare Tax
A U.S. person that is an individual is subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified gross income for the taxable year over a certain threshold (which currently is between $125,000 and $250,000, depending on the individual’s circumstances). Estates and trusts that do not fall into a special class of trusts that is exempt from such tax are subject to the same 3.8% tax on the lesser of their undistributed net investment income and the excess of their adjusted gross income over a certain threshold. Net investment income generally includes dividends on PECO’s stock and gain from the sale of its stock. If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of this tax to your income and gains in respect of your investment in PECO’s common stock.
Information Reporting and Backup Withholding
PECO will report to its stockholders and to the IRS the amount of distributions PECO pays during each calendar year and the amount of tax PECO withholds, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a current rate of up to 24% with respect to distributions unless the holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules.
A U.S. holder who does not provide PECO with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the U.S. holder’s income tax liability. In addition, PECO may be required to withhold a portion of any dividends or capital gain distributions to any U.S. holders who fail to certify their non-foreign status to PECO. For a discussion of the backup withholding rules as applied to non-U.S. holders, see “—Taxation of Non-U.S. holders.”
Taxation of Non-U.S. Holders
The rules governing U.S. federal income taxation of non-U.S. holders are complex. This section is only a summary of such rules. PECO urges non-U.S. holders to consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of PECO’s stock, including any reporting requirements. The rules below regarding distributions generally apply in the same manner regardless of whether the distribution is made in cash or is a taxable stock dividend.
Distributions
In General. A non-U.S. holder who receives a distribution that is not attributable to gain from PECO’s sale or exchange of USRPIs, as defined above, and that PECO does not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that PECO pays the distribution out of its current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the dividend ordinarily will apply unless an applicable tax treaty, reduces or eliminates the tax. Under some treaties, lower withholding tax rates generally applicable to dividends do not apply to dividends from REITs (or are not as favorable for REIT dividends as compared to non-REIT dividends). However, if a distribution is treated as effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. holders are taxed on distributions, unless an applicable income tax treaty provides otherwise, and in the case of a corporate non-U.S. holder also may be subject to a branch profits tax at the rate of 30% (or lower treaty rate). In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of PECO common stock.
A non-U.S. holder generally will not be subject to U.S. federal income tax on a distribution not attributable to gain from PECO’s sale or exchange of a USRPI and in excess of PECO’s current and accumulated earnings and profits if the excess portion of the distribution does not exceed the non-U.S. holder’s adjusted basis in its stock. Instead, the excess portion of such a distribution will reduce the adjusted basis of that stock. A non-U.S. holder will be subject to U.S. federal income tax on a distribution that exceeds both PECO’s current and accumulated earnings and profits and the non-U.S. holder’s adjusted basis in its stock, if the non-U.S. holder otherwise would be subject to U.S. federal income tax on gain from the sale or disposition of its stock, as described below. As also discussed below, PECO may nevertheless withhold on such distributions even if the distributions are not ultimately subject to U.S. federal income tax. A non-U.S. holder may file to claim a refund to the extent that withholdings result in tax payments in excess of its U.S. federal income tax liability.
For U.S. federal income tax purposes, PECO generally plans to withhold U.S. federal income tax at the rate of 30% on the gross amount of any distribution (other than distributions designated as capital gain dividends or distributions of USRPI gain subject to FIRPTA as discussed below) made to a non-U.S. holder unless the non-U.S. holder provides PECO with appropriate documentation:

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evidencing that such non-U.S. holder is eligible for an exemption or reduced rate under an applicable income tax treaty, generally an IRS Form W-8BEN or Form W-8BEN-E (in which case PECO will withhold at the lower treaty rate); or

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claiming that the distribution is income that is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, generally an IRS Form W-8ECI (in which case PECO will not withhold tax).

Additional withholding regulations may require PECO to withhold 15% of any distribution that exceeds its current and accumulated earnings and profits. Consequently, although PECO intends to withhold at a rate of 30% on the entire amount of any distribution (other than distributions subject to FIRPTA, as described above, and except to the extent an exemption or a lower rate of withholding applies), to the extent that PECO does not do so, PECO will withhold at a rate of 15% on any portion of such a distribution.
Distributions Attributable to the Sale or Exchange of Real Property. Except as discussed below with respect to “qualified shareholders” and “qualified foreign pension funds,” for any year in which PECO qualifies as a REIT, a non-U.S. holder will incur tax on distributions by PECO that are attributable to gain from its sale or exchange of USRPIs under special provisions of the U.S. federal income tax laws known as the Foreign Investment in Real Property Act, or FIRPTA. The term USRPIs includes interests in real property and shares in corporations at least 50% of whose real estate and business assets consist of interests in U.S. real property. Under those rules, a non-U.S. holder is taxed on distributions by PECO attributable to gain from sales of

USRPIs as if the gain were effectively connected with a U.S. trade or business of the non-U.S. holder. A non-U.S. holder thus would be taxed on such a distribution at regular tax rates applicable to U.S. holders, subject to any applicable alternative minimum tax (although, under the TCJA, the corporate alternative minimum tax has been repealed for taxable years beginning after December 31, 2017). A corporate non-U.S. holder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. PECO must withhold 21% of any distribution that is a distribution attributable to USRPI gain and may be required to withhold 21% of any capital gain dividend (or amounts that could have been designated as a capital gain dividend) not otherwise subject to withholding as a distribution of USRPI gain. A non-U.S. holder may receive a credit against its tax liability for the amount PECO withholds.
Notwithstanding the foregoing, FIRPTA and the 21% withholding tax will not apply to any distribution with respect to any class of PECO’s stock that is regularly traded on an established securities market located in the United States if the recipient non-U.S. holder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of distribution. Instead, any distribution will be treated as an ordinary distribution subject to the rules discussed above. However, because PECO’s common stock is not regularly traded on an established securities market, this exception to FIRPTA does not apply to non-U.S. holders.
Dispositions of Stock. A non-U.S. holder generally will not incur tax under FIRPTA with respect to gain on a disposition of PECO’s common stock as long PECO is a “domestically controlled REIT.” A REIT will be domestically controlled REIT if non-U.S. persons hold, directly or indirectly, less than 50% in value of its stock at all times during the five-year period ending on the date of disposition. For these purposes, beginning on December 18, 2015, a person holding less than 5% of any regularly traded classes of stock of a REIT for five years will be treated as a U.S. person unless the REIT has actual knowledge that such person is not a U.S. person. Because PECO’s common stock is not regularly traded on an established securities market, this presumption does not apply, and PECO cannot assure you that its non-U.S. ownership will be less than 50% at any time. PECO believes, but cannot guarantee, that it is and will continue to be a “domestically controlled REIT.”
Even if a REIT’s non-U.S. ownership remains under 50% for five years and the REIT otherwise meet the requirements of this rule, pursuant to “certain wash sale” rules under FIRPTA, a non-U.S. stockholder may incur tax under FIRPTA to the extent such stockholder disposes of its stock within a certain period prior to a distribution attributable to USRPI gain and directly or indirectly (including through certain affiliates) reacquires PECO’s stock within certain prescribed periods.
Regardless of the extent of PECO’s non-U.S. ownership, if PECO’s common stock is regularly traded on an established securities market, a non-U.S. holder will not incur tax under FIRPTA on a disposition of the shares if such non-U.S. stockholder owned, actually or constructively, at all times during a specified testing period, 10% or less of the total fair market value of such class of stock. The testing period is the shorter of (1) the period during which the non-U.S. stockholder held the shares and (2) the five-year period ending on the disposition date. However, because PECO’s common stock is not regularly traded on an established securities market, this exception to FIRPTA does not apply to non-U.S. holders.
If the gain on the sale of PECO’s common stock were taxed under FIRPTA, a non-U.S. holder would be taxed on that gain in the same manner as U.S. holders subject to any applicable alternative minimum tax. Furthermore, a non-U.S. holder generally will incur U.S. federal income tax on gain not subject to FIRPTA if:

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the gain is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case, unless an applicable income tax treaty provides otherwise, the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain and may be subject to the 30% branch profits tax on its effectively connected earnings and profits, subject to adjustments, in the case of a foreign corporation; or

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the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and meets certain other criteria, in which case the non-U.S. holder will incur a 30% tax on his or her capital gains derived from sources within the United States (net of certain losses derived from sources within the United States), unless an applicable income tax treaty provides otherwise.

Qualified Shareholders. For periods on or after December 18, 2015, to the extent PECO’s stock is held directly (or indirectly through one or more partnerships) by a “qualified shareholder,” it will not be treated as a USRPI.  Thus, gain from the sale or exchange of PECO’s common stock (including distributions treated as gain from the sale or exchange of PECO’s common stock) will not be subject to tax unless such gain is treated as effectively connected with the qualified shareholder’s conduct of a U.S. trade or business. Further, to the extent such treatment applies, any distribution to such shareholder will not be treated as gain recognized from the sale or exchange of a USRPI (and capital gain dividends and non-dividend distributions to such shareholder may be treated as ordinary dividends).  For these purposes, a qualified shareholder is generally a non-U.S. holder that (1)(A) is eligible for treaty benefits under an income tax treaty with the United States that includes an exchange of information program, and the principal class of interests of which is listed and regularly traded on one or more stock exchanges as defined by the treaty, or (B) is a foreign limited partnership organized in a jurisdiction with an exchange of information agreement with the United States and that has a class of regularly traded limited partnership units (having a value greater than 50% of the value of all partnership units) on the New York Stock Exchange or Nasdaq, (2) is a “qualified collective investment vehicle” (within the meaning of Section 897(k)(3)(B) of the Code) and (3) maintains records of persons holding 5% or more of the class of interests described in clauses (1)(A) or (1)(B) above. However, in the case of a qualified shareholder having one or more “applicable investors,” the exception described in the first sentence of this paragraph will not apply to the “applicable percentage” of the qualified shareholder’s stock (with the “applicable percentage” generally meaning the percentage of the value of the interests in the qualified shareholder held by applicable investors after applying certain constructive ownership rules). The applicable percentage of the amount realized by a qualified shareholder on the disposition of PECO’s common stock or with respect to a distribution from PECO attributable to gain from the sale or exchange of a USRPI will be treated as amounts realized from the disposition of USRPIs. Such treatment shall also apply to applicable investors in respect of distributions treated as a sale or exchange of stock with respect to a qualified shareholder.  For these purposes, an “applicable investor” is a person (other than a qualified shareholder) who generally holds an interest in the qualified shareholder and holds more than 10% of PECO’s stock (applying certain constructive ownership rules).
Qualified Foreign Pension Funds. For periods on or after December 18, 2015, for FIRPTA purposes neither a “qualified foreign pension fund” nor any entity all of the interests of which are held by a qualified foreign pension fund (a “qualified controlled entity”) is treated as a non-U.S. holder.  For these purposes, a “qualified foreign pension fund” is an organization or arrangement (1) created or organized in a foreign country, (2) established by a foreign country (or one or more political subdivisions thereof) or one or more employers to provide retirement or pension benefits to current or former employees (including self-employed individuals) or their designees as a result of, or in consideration for, services rendered, (3) which does not have a single participant or beneficiary that has a right to more than 5% of its assets or income, (4) which is subject to government regulation and with respect to which annual information about its beneficiaries is provided, or is otherwise available, to relevant local tax authorities and (5) with respect to which, under its local laws, (A) contributions that would otherwise be subject to tax are deductible or excluded from its gross income or taxed at a reduced rate, or (B) taxation of its income is deferred, or such income is excluded from its gross income or taxed at a reduced rate. Distributions received by qualified foreign pension funds and their wholly owned non-U.S. subsidiaries will be taxed as described above at “—Distributions-In General” regardless of whether the distribution is attributable to the sale of a USRPI. Gain of a qualified foreign pension fund or its wholly owned non-U.S. subsidiary treated as gain from the sale or exchange of PECO’s common stock as well as PECO’s capital gain dividends and distributions treated as gain from the sale or exchange of PECO’s stock under the rules described above at “—Distributions-In General” will not be subject to tax unless such gain is treated as effectively connected with the qualified foreign pension fund’s (or the subsidiary’s, as applicable) conduct of a U.S. trade or business, in which case the qualified foreign pension fund (or subsidiary) generally will be subject to tax at the graduated rates applicable to ordinary income, in the same manner as U.S. holders, unless an applicable income tax treaty provides otherwise, and may be subject to the 30% branch profits tax on its effectively connected earnings and profits, subject to adjustments, in the case of a foreign corporation. Proposed Treasury Regulations would provide, among other things, that interests in a qualified controlled entity may be held by one or more qualified foreign pension funds directly or indirectly through one or more qualified controlled entities. These regulations are generally proposed to apply after they are finalized; provided that taxpayers may be able to rely on them for transactions occurring on or after December 18, 2015 (and certain provisions of the proposed regulations are proposed to apply with respect to transactions occurring on or after June 6, 2019).
FATCA Withholding on Certain Foreign Accounts and Entities
The Foreign Account Tax Compliance Act, or FATCA, provisions of the Code together with administrative guidance and certain intergovernmental agreements entered into thereunder, impose a 30% withholding tax on certain types of U.S.-source passive payments (such as dividends and interest) made to “foreign financial institutions” and certain other non-U.S. entities unless (1) the foreign financial institution undertakes certain diligence and reporting obligations or (2) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. FATCA withholding may also apply to gross proceeds from the sale or other disposition of PECO’s common stock, although under recently released Proposed Treasury Regulations, no withholding would apply to such gross proceeds. The preamble to the proposed regulations specifies that taxpayers (including withholding agents) are permitted to rely on the proposed regulations pending finalization. If the payee is a foreign financial institution that is not subject to special treatment under certain intergovernmental agreements, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertakes to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent them from complying with these reporting and other requirements. Investors in jurisdictions that have entered into intergovernmental agreements may, in lieu of foregoing requirements, be required to report such information to their home jurisdiction.   Prospective investors should consult their tax advisors regarding FATCA.
Information Reporting and Backup Withholding. The applicable withholding agent will report to PECO’s non-U.S. holders and the IRS the amount of dividends treated as paid during each calendar year and the amount of any tax withheld with respect to such payments. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty or agreement. In addition, a non-U.S. holder may be subject to backup withholding with respect to dividends paid on shares of PECO’s stock, unless the non-U.S. holder certifies that it is not a U.S. person or otherwise establishes an exemption. If the proceeds of a disposition of stock are paid by or through a U.S. office of a broker dealer, the payment is generally subject to U.S. information reporting and to backup withholding unless the disposing non-U.S. holder certifies as to its name, address and non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a foreign office of a foreign broker dealer, unless the payor has actual knowledge that the payee is a United States person. However, if the proceeds from a disposition of stock are paid to or through a foreign office of a U.S. broker dealer or a non-U.S. office of a foreign broker dealer that is (1) a “controlled foreign corporation” for U.S. federal income tax purposes, (2) a foreign person 50% or more of whose gross income from all sources for a three year period was effectively connected with a U.S. trade or business, (3) a foreign partnership with one or more partners who are U.S. persons and who, in the aggregate, hold more than 50% of the income or capital interest in the partnership, or (4) a foreign partnership engaged in the conduct of a trade or business in the United States, then (A) backup withholding will apply only if the broker dealer has actual knowledge that the owner is not a non-U.S. holder, and (B) information reporting will apply unless the non-U.S. holder certifies its non-U.S. status. Prospective foreign purchasers should consult their tax advisors and financial planners concerning these rules.
State, Local and Foreign Taxes
PECO and/or holders of its stock may be subject to state, local and foreign taxation in various state or local or foreign jurisdictions, including those in which PECO transacts business or resides. The foreign, state and local tax treatment of PECO and of holders of its stock may not conform to the U.S. federal income tax considerations discussed above. Any foreign taxes incurred by PECO would not pass through to stockholders as a credit against their U.S. federal income tax liability. The TCJA also limits the ability of individual taxpayers to itemize deductions for state and local income, property and sales taxes to a combined total of $10,000 per year. Prospective investors should consult their own tax advisors regarding the effect of state, local and foreign tax laws on an investment in PECO’s common stock.
Legislative or Other Actions Affecting REITs
The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, when, or in what form, U.S. federal income tax laws applicable to PECO and its stockholders may be enacted, amended or repealed. Changes to the U.S. federal income tax laws and to interpretations of the U.S. federal income tax laws could adversely affect an investment in PECO’s common stock.
The TCJA was signed into law on December 22, 2017. The TCJA made significant changes to the Code, including a number of provisions of the Code that affect the taxation of REITs and their stockholders. In addition to changes reflected in the discussion above, these changes include (but are not limited to) (i) certain new limitations on the deductibility of interest expense now apply, which limitations may affect the deductibility of interest paid or accrued by PECO or its TRSs; (ii) certain new limitations on net operating losses now apply, which limitations may affect net operating losses generated by PECO or its TRSs; and (iii) new accounting rules generally require PECO to recognize income items for federal income tax purposes no later than when PECO takes the item into account for financial statement purposes, which may accelerate its recognition of certain income items. The long term effect of the significant changes made by the TCJA remains uncertain, and additional administrative guidance will be required in order to fully evaluate the effect of many provisions. The effect of any technical corrections with respect to the TCJA could have an adverse effect on PECO or its stockholders.
Accounting Treatment
PECO prepares its financial statements in accordance with U.S. generally accepted accounting principles, which we refer to as GAAP. The merger will be accounted for by using the business combination accounting rules, which requires the application of a screen test to evaluate if substantially all the fair value of the acquired properties is concentrated in a single identifiable asset or group of similar identifiable assets to determine whether a transaction is accounted for as an asset acquisition or business combination. In addition, the rules require the identification of the acquirer; the determination of the acquisition date; and the recognition and measurement, at fair value, of the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the consolidated subsidiaries of the acquiree. After consideration of all applicable factors pursuant to the business combination accounting rules, the merger will be treated as an asset acquisition under GAAP.
Issuance of Shares in the Merger
PECO will appoint DST Systems, Inc. as the transfer agent to record the issuance on the stock records of PECO of the amount of PECO common stock equal to the merger consideration which is issuable to each holder of shares of PECO III common stock (including any fractional shares thereof). Shares of PECO common stock issuable as merger consideration in exchange for shares of PECO III common stock will be in uncertificated book-entry form.
Distributions
The merger agreement permits the authorization and payment by PECO of distributions to its stockholders in the ordinary course of business. The merger agreement permits the authorization and payment by PECO III of distributions in the ordinary course of business, provided that such distributions are covered by ongoing operating cash flows from the business. PECO and PECO III are also permitted to pay any distribution that is reasonably necessary to maintain its REIT qualification and/or to avoid the imposition of U.S. federal income or excise tax.

THE MERGER AGREEMENT
This section of this proxy statement/prospectus summarizes the material provisions of the merger agreement, which is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference. This summary is qualified in its entirety by reference to Annex A. As a stockholder, you are not a third party beneficiary of the merger agreement and therefore you may not directly enforce any of its terms and conditions.
This summary may not contain all of the information about the merger agreement that is important to you. PECO and PECO III urge you to carefully read the full text of the merger agreement because it is the legal document that governs the merger. The merger agreement is not intended to provide you with any factual information about PECO or PECO III. In particular, the assertions embodied in the representations and warranties contained in the merger agreement (and summarized below) are qualified by information that each of PECO and PECO III filed with the SEC prior to the effective date of the merger agreement, as well as by certain disclosure letters each of the parties delivered to the other in connection with the signing of the merger agreement, which modify, qualify and create exceptions to the representations and warranties set forth in the merger agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may apply contractual standards of materiality in a way that is different from what may be viewed as material by investors or that is different from standards of materiality generally applicable under the U.S. federal securities laws or may not be intended as statements of fact, but rather as a way of allocating risk among the parties to the merger agreement. The representations and warranties and other provisions of the merger agreement and the description of such provisions in this proxy statement/prospectus should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings that each of PECO and PECO III files with the SEC and the other information in this proxy statement/prospectus. See ‘‘Where You Can Find More Information’’ on page 129.
PECO and PECO III acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, each of them is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this proxy statement/prospectus not misleading.
Form, Effective Time and Closing of the Merger
The merger agreement provides for the combination of PECO and PECO III through the merger of PECO III with and into Merger Sub, with Merger Sub surviving the merger as the Surviving Entity upon the terms and subject to the conditions set forth in the merger agreement. PECO, Merger Sub, and PECO OP are collectively referred to herein as the PECO parties.
On the closing date of the merger, PECO III will cause the PECO III charter amendment to be executed, filed with and accepted for record by the State of Maryland Department of Assessments and Taxation (“SDAT”). Immediately after acceptance for record of the PECO III charter amendment, PECO III and Merger Sub will cause the articles of merger with respect to the merger (the “articles of merger”) to be duly executed, filed with and accepted for record by the SDAT. The merger will become effective when the articles of merger are accepted for record by the SDAT or on such other date and time agreed to by PECO III and Merger Sub (not to exceed five business days after the articles of merger are accepted for record by the SDAT) and specified in the articles of merger.
The merger agreement provides that the closing of the merger will take place at 10:00 a.m., Eastern time, on the first business day following the date on which the last of the conditions to closing of the merger (described below under “—Conditions to Completion of the Merger”) have been satisfied or waived (other than the conditions that by their nature are to be satisfied at the closing of the merger, but subject to the satisfaction or waiver of those conditions), or at another date or place to be agreed to by the PECO Parties and PECO III in writing.
Governing Documents
At the effective time of the merger, the articles of organization of Merger Sub as in effect immediately prior to such effective time will become the articles of organization of the Surviving Entity. The operating agreement of Merger Sub, as in effect immediately prior to the effective time of the merger, will be and become the operating agreement of the Surviving Entity, until thereafter amended subject to provisions under the merger agreement regarding directors’ and officers’ insurance and indemnification (see “—Covenants and Agreements—Directors’ and Officers’ Insurance and Indemnification” beginning on page 114 for more information).
Merger Consideration; Effects of the Merger
Merger Consideration
At the effective time of the merger and by virtue of the merger, each outstanding share of PECO III common stock and each fraction thereof, will be canceled and converted into the right to receive merger consideration as follows: (i) holders of PECO III Class A common stock will receive 0.6693 shares of PECO common stock and $0.0939 in cash per each share of Class A common stock they hold; (ii) holders of PECO III Class I common stock will receive 0.7436 shares of PECO common stock and $0.0941 in cash per each share of Class I common stock they hold; and (iii) holders of PECO III Class T common stock will receive 0.7749 shares of PECO common stock and $0.0989 in cash per each share of Class T common stock they hold. Each holder of shares of PECO III common stock receiving merger consideration in the merger will have the ability to elect to receive additional shares of PECO common stock in lieu of receiving the cash portion of the merger consideration (in whole but not in part) in an amount determined by dividing (A) the total amount of cash merger consideration due to such holder by (B) $11.10, which is the most recent EVPS of PECO common stock. An election form pursuant to which PECO III stockholders may make such an election will be mailed to PECO III stockholders with this proxy statement/prospectus. An election to receive additional shares of PECO common stock will have been properly made only if the DST Systems, Inc., as transfer agent, will have received a properly completed and signed (and not revoked) election form by 5:00 p.m., Eastern Time, on the second business day preceding the date of the PECO III Special Meeting.
Procedures for Surrendering Shares of PECO III Common Stock
The cancellation and conversion of shares of PECO III common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. In accordance with the merger agreement, PECO will appoint DST Systems, Inc. as the transfer agent to record the issuance on the stock records of PECO of the amount of PECO common stock equal to the merger consideration which is issuable to each holder of shares of PECO III common stock (including any fractional shares thereof) and to pay the cash portion of the merger consideration to each PECO III stockholder.
Shares of PECO common stock issued as merger consideration in exchange of shares of PECO III common stock will be in uncertificated book-entry form.
From and after the effective time of the merger, each share that previously represented shares of PECO III common stock (including fractional shares thereof) will only represent the right to receive the merger consideration into which those shares of PECO III common stock (or fractional shares thereof) have been converted.
Adjustment to Merger Consideration
The merger consideration, exchange ratios and other dependent items will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into PECO III common stock, PECO common stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of PECO III common stock, or PECO common stock outstanding after the date of the merger agreement and prior to the effective time of the merger so as to provide the holders of PECO III common stock with the same economic effect as contemplated by the merger agreement prior to such event and as so adjusted will, from and after the date of such event, be the merger consideration, exchange ratios or other dependent items, as applicable.
Withholding
All payments under the merger agreement will be subject to applicable withholding requirements.
Dissenters’ and Appraisal Rights
Pursuant to the PECO III charter, no dissenters’ or appraisal rights will be available to holders of PECO III common stock with respect to the merger or the other transactions contemplated by the merger agreement.
Representations and Warranties
The merger agreement contains a number of representations and warranties made by PECO and PECO OP, on the one hand, and PECO III, on the other hand. The representations and warranties were made by the parties as of the date of the merger agreement and are brought down at closing for purposes of determining whether the conditions to closing are satisfied, but do not survive the effective time of the merger. Certain of these representations and warranties are subject to specified exceptions and qualifications contained in the merger agreement and qualified by information with respect to each of PECO and PECO III filed with the SEC prior to the date of the merger agreement or included in the disclosure letters delivered in connection with the merger agreement.
Representations and Warranties of PECO III
The merger agreement includes representations and warranties by PECO III relating to, among other things:

•	organization, valid existence, good standing and qualification to conduct business, and books and records;

•	capitalization;

•	due authorization, execution, delivery, validity and enforceability of the merger agreement;

•	board and other applicable governing body approvals;

•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;

•	absence of certain changes since December 31, 2018;

•	SEC documents and financial statements, absence of undisclosed liabilities, internal controls and compliance with the Sarbanes-Oxley Act;

•	litigation;

•	brokers’, finders’, investment bankers’, financial advisors’ or other similar fees;

•	exemption of the merger from anti-takeover statutes;

•	absence of dissenters’, appraisal or similar rights in connection with the merger;

•	required stockholder votes in connection with the merger;

•	information in the Form S-4 registration statement and this proxy statement/prospectus; and

•	tax matters, including qualification as a REIT.
Representations and Warranties of the PECO Parties
The merger agreement includes representations and warranties by the PECO parties relating to, among other things:

•	organization, valid existence, good standing and qualification to conduct business;

•	capitalization;

•	due authorization, execution, delivery, validity and enforceability of the merger agreement;

•	board and other applicable governing body approvals;

•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;

•	absence of certain changes since December 31, 2018;

•	SEC documents and financial statements, absence of undisclosed liabilities, internal controls and compliance with the Sarbanes-Oxley Act;

•	title to and sufficiency of assets;

•	real property;

•	indebtedness;

•	intellectual property;

•	material contracts;

•	compliance with permits;

•	insurance;

•	tax matters, including qualification as a REIT;

•	litigation;

•	compliance with law and environmental matters;

•	employee benefit plans;

•	employee and labor matters;

•	brokers’, finders’, investment bankers’, financial advisors’ or other similar fees;

•	information in the Form S-4 registration statement and this proxy statement/prospectus;

•	ownership of PECO III stock; and

•	related party agreements.
Definitions of ‘‘Acquired Company Material Adverse Effect’’ and ‘‘PECO Material Adverse Effect’’
Many of the representations of the PECO parties and PECO III are qualified by a ‘‘material adverse effect’’ standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect).
For the purposes of the merger agreement, ‘‘acquired company material adverse effect’’ and ‘‘PECO material adverse effect’’, as applicable, mean a material adverse effect (i) on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the acquired companies or PECO and PECO OP, as applicable, taken as a whole, or (ii) on the ability of the acquired companies or PECO and its subsidiaries, as applicable, to consummate the transactions contemplated by the merger agreement before the Outside Date. However, with respect to clause (i) above with respect to the representations of PECO III or the PECO parties, as applicable, regarding the absence of certain changes since December 31, 2018 and PECO III’s or PECO’s, as applicable, closing condition regarding the fact that no acquired company material adverse effect or PECO material adverse effect, as applicable, has occurred, any effects resulting from the following will not be taken into account in making such determination: (a) any failure of PECO III or PECO or PECO OP (as applicable) to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (but not the underlying causes of such failure), (b) changes in economic, market or business conditions generally in the U.S. or any other jurisdiction in which PECO III or PECO and their respective subsidiaries (as applicable) operate or in the U.S. or global financial markets generally, including changes in interest or exchange rates, (c) changes in general economic conditions or in the industries in which the acquired companies or PECO and its subsidiaries (as applicable) operate (except, in each case, to the extent having a disproportionate effect on the acquired companies or PECO and its subsidiaries (as applicable), taken as a whole, compared to other companies in the industry in which the acquired companies or PECO and its subsidiaries (as applicable) operate), (d) declaration of war or terrorist attack, (e) earthquakes or other material disasters that do not result in the destruction or material damage to a material portion of the acquired companies’ or PECO’s and its subsidiaries’ (as applicable) properties or assets, taken as a whole, (f) changes in applicable law, (g) changes in GAAP, (h) any security holder litigation, including derivative claims, brought, against an acquired by one or more holders of PECO III common stock, on the one hand, or against PECO or one more of its subsidiaries by one or more holders of PECO common stock, on the other hand, as applicable, or (i) the announcement of the merger or the other transactions contemplated by the merger agreement, in each case, only to the extent occurring after the date hereof.
Covenants and Agreements
Conduct of Business of PECO III Pending the Merger
PECO III has agreed to certain restrictions on itself and its subsidiaries until the earlier of the effective time of the merger and the valid termination of the merger agreement. In general, except with PECO’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed), or as otherwise expressly required, contemplated or permitted (as previously disclosed (and agreed) to by PECO) by the merger agreement, or required by law, PECO III has agreed that it will, and will cause each other acquired company to (i) conduct its business in all material respects in the ordinary course of business, and use all reasonable efforts to keep intact their respective businesses, and preserve their respective relationships with governmental entities, customers, suppliers, landlords, tenants, creditors, business associates and others with whom they deal, (ii) use reasonable best efforts to maintain its assets and properties in their current condition (ordinary wear and tear excepted) and (iii) use commercially reasonable efforts to maintain PECO III’s status as a REIT within the meaning of the Code.
Without limiting the foregoing, PECO III has also agreed that, except with PECO’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed), or as otherwise required, contemplated or permitted (as previously disclosed (and agreed) to by PECO) by the merger agreement, or required by law, it will not, and it will not permit any acquired company to (subject to certain exceptions, including certain items previously disclosed to PECO), directly or indirectly:

•	amend its charter or bylaws (or comparable documents);

•	adjust, split, combine, subdivide or reclassify any shares of capital stock;

•
take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause (i) PECO III to fail to qualify as a REIT or (ii) any subsidiary of PECO III to cease to be treated as any of (a) a partnership or disregarded entity for federal income tax purposes or (b) a qualified REIT subsidiary or a taxable REIT subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

•
take any action under the charter or bylaws of PECO III or otherwise (including by resolution) that would give dissenters’, appraisal or similar rights to the holders of shares of PECO III common stock with respect to the merger or the other transactions contemplated by the merger agreement;

•
adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except as permitted by the merger agreement; or

•	authorize, or commit or agree to, whether in writing or otherwise, any of the foregoing actions.
However, nothing in the merger agreement prohibits PECO III from taking any action, at any time or from time to time, that, in the reasonable judgment of PECO III, upon advice of counsel, is reasonably necessary for PECO III to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the effective time of the merger or to avoid incurring entity level income or excise taxes under the Code, including making dividend or other distribution payments to the PECO III stockholders in accordance with the merger agreement or otherwise; provided that, PECO III will provide notice to PECO as soon as reasonably practicable prior to taking any such action.
Conduct of Business of PECO Pending the Merger
PECO has agreed to certain restrictions on itself and its subsidiaries until the earlier of the effective time of the merger and the valid termination of the merger agreement. In general, except with PECO III’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed), or as otherwise expressly required, contemplated or permitted (as previously disclosed (and agreed) to by PECO III) by the merger agreement, or required by law, PECO has agreed that it will, and will cause each of its subsidiaries to, (i) conduct its business in all material respects in the ordinary course of business, and use all reasonable efforts to keep intact their respective businesses, keep available the services of their respective current officers and employees and preserve their respective relationships with governmental entities, customers, suppliers, landlords, tenants, creditors, employees, business associates and others with whom they deal, (ii) use reasonable best efforts to maintain its assets and properties in their current condition (ordinary wear and tear excepted), and (iii) use commercially reasonable efforts to maintain PECO’s status as a REIT within the meaning of the Code.
Without limiting the foregoing, PECO has also agreed that, except with PECO III’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed), or as otherwise required, contemplated or permitted (as previously disclosed to (and agreed to by) PECO III) by the merger agreement, or required by law, it will not, and it will not permit any of its subsidiaries to (subject to certain exceptions, including certain items previously disclosed to PECO III), directly or indirectly:

•	amend its charter or bylaws (or comparable documents);

•	adjust, split, combine, subdivide or reclassify any shares of capital stock;

•
amend any term of any shares of PECO common stock or PECO OP units or other equity interests of PECO or PECO OP in a manner that would adversely affect the economic benefits of the mergers to the holders of shares of PECO III common stock;

•
take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause (i) PECO to fail to qualify as a REIT or (ii) any subsidiary of PECO to cease to be treated as any of (a) a partnership or disregarded entity for federal income tax purposes or (b) a qualified REIT subsidiary or a taxable REIT subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

•
take any action under the charter or bylaws of PECO or otherwise (including by resolution) that would give dissenters’, appraisal or similar rights to the holders of shares of PECO common stock with respect to the merger or the other transactions contemplated by the merger agreement;

•	adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution or bankruptcy reorganization, except as permitted by the merger agreement;

•
effect or agree to any merger, consolidation or recapitalization other than (i) as permitted by the merger agreement, or (ii) in a manner that would not materially and adversely affect the economic benefits of the mergers to the holders of shares of PECO III common stock and would not prevent or materially delay or impair the ability of PECO and PECO OP to consummate the merger; or

•	authorize, or commit or agree to, whether in writing or otherwise, any of the foregoing actions.
However, nothing in the merger agreement prohibits PECO from taking any action, at any time or from time to time, that, in the reasonable judgment of PECO, upon advice of counsel, is reasonably necessary for PECO to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the effective time of the merger or to avoid incurring entity level income or excise taxes under the Code, including making dividend or other distribution payments to the PECO stockholders in accordance with the merger agreement or otherwise; provided that, PECO will provide notice to PECO III as soon as reasonably practicable prior to taking any such action.
No Solicitation and Change in Recommendation with Competing Proposal
Except as otherwise expressly provided in the merger agreement, PECO III will not, and will cause each of its subsidiaries and shall use reasonable best efforts to cause its and its subsidiaries’ respective representatives not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate, encourage or assist any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal (defined below), (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding any proposal or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal, or furnish to any other person or entity information or afford to any other person or entity access to the business, properties, assets or personnel of the acquired companies, in each case, in connection with, or for the purpose of knowingly encouraging, facilitating or assisting, a Competing Proposal, (iii) enter into any contract (including a letter of intent or term sheet) in connection with a Competing Proposal (a “PECO III acquisition agreement”), (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement or any takeover statute (provided, that notwithstanding anything contained in the merger agreement to the contrary, PECO III may waive any provision that prohibits a confidential proposal being made to the PECO III Special Committee or the PECO III Board), or (v) otherwise knowingly facilitate any effort or attempt to make a Competing Proposal.
For the purposes of the merger agreement, a ‘‘Competing Proposal’’ means any inquiry, proposal or offer from any person (other than PECO or any of its subsidiaries) or ‘‘group’’ within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (i) acquisition of assets of the acquired companies equal to 20% or more of PECO III’s consolidated assets or to which 20% or more of PECO III’s revenues or earnings on a consolidated basis are attributable, (ii) acquisition of 20% or more of the outstanding PECO III common stock, (iii) tender offer or exchange offer that if consummated would result in any person or entity beneficially owning 20% or more of the outstanding PECO III common stock, (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving PECO III, or (v) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and PECO III common stock involved is 20% or more, in each case, other than the transactions contemplated by the merger agreement.
Notwithstanding the restrictions set forth above, the merger agreement provides that, at any time prior to obtaining the approval of the merger by the PECO III stockholders, PECO III and its representatives may, in response to a written Competing Proposal from any person or group, which was not preceded by a material breach by PECO III of the non-solicitation provisions in the merger agreement, (i) contact such person or group solely to clarify the terms and conditions thereof and (ii) if the PECO III Special Committee determines in good faith, after consultation with its advisors and outside legal counsel, that such Competing Proposal constitutes or is reasonably expected to lead to a Superior Proposal, then PECO III and its representatives may (a) furnish, pursuant to an acceptable confidentiality agreement (a copy of which PECO III must promptly (and in any event within 24 hours) provide to PECO following the execution thereof), information (including non-public information) with respect to PECO III and its subsidiaries to the person or group who has made such Competing Proposal (provided, that PECO III will concurrently provide to PECO any material non-public information concerning PECO III or any of its subsidiaries that is provided to any person or group given such access which was not previously provided to PECO or its representatives); and (b) engage in or otherwise participate in discussions or negotiations with the person or group making such Competing Proposal.
From and after the date of the merger agreement, PECO III must notify the PECO parties promptly (but in no event later than forty-eight hours) after receipt of any Competing Proposal, or any request for nonpublic information relating to PECO III or any of is subsidiaries by any person that informs PECO III or any of its subsidiaries that it is considering making, or has made, a Competing Proposal (or any person in circumstances that would be reasonably expected to be in connection with the consideration of or the making of a Competing Proposal), or any inquiry from any person seeking to have discussions or negotiations with PECO III relating to a Competing Proposal.  Such notice must be made orally and promptly confirmed in writing, and indicate the identity of the person making the Competing Proposal, inquiry or request and the material terms and conditions of any proposals or offers (including a copy thereof if in writing, including any proposed agreements).
Except as described below, the PECO III Special Committee and the PECO III Board may not (i) (a) fail to recommend to the PECO III stockholders that they approve the merger or fail to include the PECO III Board recommendation in this proxy statement/prospectus, (b) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or, in a manner adverse to PECO, modify, the PECO III Board recommendation, (c) take any formal action or make any recommendation or public statement or other disclosure in connection with a tender offer or exchange offer other than as provided in the merger agreement, (d) adopt, approve or recommend, or publicly propose to approve or recommend to the PECO III stockholders a Competing Proposal, or (e) fail to make or reaffirm the PECO III Board recommendation within five business days following PECO’s written request to do so following PECO III’s or its representatives’ receipt of a Competing Proposal or any material change thereto (each of the actions described in this clause (i) being referred to as a ‘‘PECO III Adverse Recommendation Change’’) or (ii) authorize, cause or permit any acquired company to enter into any PECO III acquisition agreement (other than an acceptable confidentiality agreement). Notwithstanding anything to the contrary above, prior to the time the PECO III merger approval is obtained, but not after, the PECO III Board may make a PECO III Adverse Recommendation Change, terminate the merger agreement and enter into any PECO III acquisition agreement with respect to a Competing Proposal, if and only if, PECO III receives a Competing Proposal that was not preceded by a material breach by PECO III of the non-solicitation provisions in the merger agreement and the PECO III Special Committee shall have determined in good faith, after consultation with its advisors and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal.
For purposes of the merger agreement, ‘‘Superior Proposal’’ means any bona fide, written Competing Proposal that was not preceded by a material breach by PECO III of the non-solicitation provisions of the merger agreement and that the PECO III Board has determined that, after consulting with PECO III’s outside legal counsel and advisors, such Competing Proposal is reasonably likely to be consummated in accordance with its terms and that, if consummated, would reasonably be likely to result in a transaction more favorable to the PECO III stockholders from a financial point of view than the transactions contemplated by the merger agreement (including any revisions to the terms of the merger agreement proposed by PECO in response to such Competing Proposal or otherwise); provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Competing Proposal will be deemed to be references to “50%.”
The PECO III Board is not entitled to effect a PECO III Adverse Recommendation Change unless (i) the PECO III Special Committee has determined in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law, (ii) PECO III has given PECO at least five business days’ prior written notice of its intention to effect a PECO III Adverse Recommendation Change or terminate the merger agreement, which notice will specify in reasonable detail the basis for the PECO III Adverse Recommendation Change or termination and the identity of the party making such Superior Proposal and the material terms thereof and include copies of the current drafts of all material agreements between PECO III and the party making such Superior Proposal and relating to such Superior Proposal (to the extent in PECO III’s possession), (iii) PECO III has negotiated, and will have caused its representatives to negotiate, in good faith with PECO during such notice period, to the extent PECO wishes to negotiate; and (iv) following the end of such notice period, the PECO III Special Committee has considered in good faith any proposed revisions to the merger agreement proposed by PECO (or as to other proposals made by PECO) in writing, and has determined, after consultation with its advisors and outside legal counsel that such Superior Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect; provided, that, in the event of any material change to the material terms of such Superior Proposal, PECO III shall, in each case, have delivered to PECO an additional notice consistent with the notice described above and the notice period shall have recommenced, except that the notice period shall be at least two business days; and provided, further, that any purported termination of this Agreement pursuant to the provisions discussed in this section “—No Solicitation and Change in Recommendation with Competing Proposal” shall be void and of no force and effect, unless the PECO III termination is in accordance with the applicable provisions of the merger agreement and PECO III pays PECO an expense reimbursement in accordance with the applicable provisions of the merger agreement.
The merger agreement does not prohibit the PECO III Board from: (i) taking and disclosing to the PECO III stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (ii) making any ‘‘stop, look and listen’’ communication to the PECO III stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, in either case, if the PECO III Board has determined in good faith, after consultation with outside legal counsel, that the failure to do so would create a material risk of a breach by PECO III of its duties under applicable law; provided, that any disclosures (other than those made pursuant to clause (ii) above that address the approval or recommendation by the PECO III Board of the transactions contemplated by the merger agreement and that are not an express rejection of any applicable Competing Proposal or an express reaffirmation of the PECO III Board recommendation will be deemed to be a PECO III Adverse Recommendation Change.
PECO III may not, and may not permit any acquired company or any of its or their respective affiliates or representatives to, reimburse or agree to reimburse the fees or expenses of any person in connection with (or related to) a Competing Proposal (including, for the avoidance of doubt, in connection with any acceptable confidentiality agreement), but excluding, for the avoidance of doubt, in connection with any PECO III acquisition agreement with respect to a Superior Proposal entered into pursuant to the merger agreement and resulting in termination of the merger agreement by PECO III in order to concurrently enter into a PECO III acquisition agreement.
Form S-4; Proxy Statement
PECO III and PECO agreed to prepare the proxy statement included in this proxy statement/prospectus, and PECO agreed to prepare and cause to be filed with the SEC, the Form S-4 with respect to the PECO common stock issuable in the merger, which will include this proxy statement/prospectus. Each of PECO III and PECO agreed to use its reasonable best efforts to: (a) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing; (b) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act or Securities Act; and (c) keep the Form S-4 effective for so long as necessary to complete the merger. PECO III agreed to use its reasonable best efforts to mail or deliver this proxy statement/prospectus to its stockholders as promptly as practicable after the Form S-4 is declared effective.
PECO III agreed to use its reasonable best efforts to cause the proxy statement to be mailed to its stockholders that are entitled to vote at its stockholder meeting and to hold its stockholder meeting as soon as reasonably practicable after the Form S-4 is declared effective. PECO III agreed to include in this proxy statement/prospectus, through the PECO III Special Committee and the PECO III Board, its recommendation to its stockholders that they approve the merger and the other transactions contemplated by the merger agreement and the PECO III charter amendment and solicit and use its reasonable best efforts to obtain the approval of the merger and the other transactions contemplated by the merger agreement and the PECO III charter amendment.
Access to Information; Confidentiality; Notice of Certain Events
The merger agreement requires PECO III, on the one hand, and PECO, on the other, to cause each of their respective subsidiaries to provide to the other reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, commitments, personnel and records, a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws (to the extent not publicly available) and all other information (financial or otherwise) concerning its business, properties and personnel as such other party may reasonably request, taking into account the relative size of the parties. Notwithstanding the foregoing, neither PECO III nor PECO is required by the merger agreement to provide the other party or the representatives of such other party with access to or to disclose information (i) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of the merger agreement or entered into after the date of the merger agreement in the ordinary course of business (provided, however, that the withholding party will use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (ii) the disclosure of which would violate any law or duty (provided, however, that the withholding party will use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any law or duty) or (iii) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding party will use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege). Each of PECO III and PECO will use its reasonable best efforts to minimize any disruption to the businesses of the other party that may result from the requests for access, data and information under the merger agreement.
Each of PECO III and PECO will hold, and will cause its representatives and affiliates to hold, any confidential, proprietary and nonpublic information relating to the acquired companies, the PECO parties and all of their subsidiaries or the transactions contemplated by the merger agreement, as applicable, in confidence and will not disclose all or any part thereof to any person or entity (other than their respective representatives and affiliates who need to know such information in connection with the transactions contemplated by the merger agreement) except to the extent (i) such disclosure is required by applicable law, (ii) such disclosure is consented to in writing by the non-disclosing party, or (iii) such disclosed information is at the time of such disclosure then available to the public other than as a result of a breach of the non-disclosure provisions of the merger agreement. PECO III or PECO, as applicable, will be responsible for any breach of the non-disclosure provision of the merger agreement by any of its representatives or affiliates.
PECO III, on the one hand, and PECO, on the other, have agreed to give prompt notice to the other of any notice or other communication received by such party (i) from any governmental entity in connection with the merger agreement, the merger or the other transactions contemplated by the merger agreement or (ii) from any person alleging that the consent of such person (or another person) is or may be required in connection with the merger or the other transactions contemplated by the merger agreement.
PECO III, on the one hand, and PECO, on the other, have agreed to give prompt notice to the other of any legal proceeding commenced or, to any party’s knowledge, threatened against, such party or any of its subsidiaries or affiliates or otherwise relating to, involving or affecting such party or any of its subsidiaries or affiliates, in each case in connection with, arising from, or otherwise relating to, the merger or any other transaction contemplated by the merger agreement.
PECO III, on the one hand, and PECO, on the other, have agreed to give prompt notice to the other upon becoming aware of the occurrence or impending occurrence of any event, change, development or circumstance relating to it or any of its subsidiaries, respectively, which makes, or is reasonably likely to make, any of the conditions set forth in merger agreement to not be satisfied. The failure to deliver any notices described above, in and of itself, will not result in the failure of, or otherwise affect, any of the conditions set forth in the merger agreement.
Consents and Approvals and Debt Payoff
Each of PECO III and PECO will, and will cause their respective subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable law or pursuant to any contract to consummate and make effective, as promptly as practicable, the merger and the other transactions contemplated by the merger agreement, including (i) the taking of all actions necessary to cause the conditions to closing of the merger to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from governmental entities or other persons or entities necessary in connection with the consummation of the merger and the other transactions contemplated by the merger agreement, making of all necessary registrations and filings (including filings with governmental entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity or other persons or entities necessary in connection with the consummation of the merger and the other transactions contemplated by the merger agreement, (iii) the defending of any legal proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the merger or the other transactions contemplated by the merger agreement, including seeking to have any stay or temporary restraining order or other judgment entered by any court or other governmental entity vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation law that may be asserted by any governmental entity with respect to the merger so as to enable the closing of the merger to occur as soon as reasonably possible and (iv) the execution and delivery of any additional instruments necessary to consummate the merger and other transactions contemplated by the merger agreement and to fully carry out the purposes of the merger agreement.
Notwithstanding the foregoing or any other provisions in the merger agreement, nothing contained in the merger agreement (including the provision described above) will require or obligate PECO or any of its affiliates to, and PECO III will not, without the prior written consent of PECO, in each case in connection with obtaining any approval or consent from any governmental entity with respect to the merger: (i) commence or defend any litigation with any governmental entity or private party, (ii) pay or commit to pay any material amount of cash or other consideration, or incur or commit to incur any material liability or other obligation, including any agreement to delay the closing, in connection with obtaining any authorization, consent, judgment, registration or approval of a governmental entity, or (iii) agree or otherwise be required to sell, divest, dispose of, license, hold separate, or take or commit to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any businesses, products, rights, services, licenses, or assets of PECO, PECO III or any of their respective subsidiaries, or any interest or interests therein.
Each of PECO III and PECO have agreed to give any notices to any person or entity, and each of PECO III and PECO will use reasonable best efforts to obtain any consent, notice, approval, ratification, permission, waiver, license, permit, franchise or authorization (each a ‘‘consent’’) from any person or entity that are necessary, proper or advisable to consummate the merger. Each of the parties will furnish to the other such necessary information and reasonable assistance as the other party may request in connection with the preparation of any required registration, declaration, notice, report, submission or other filing with any governmental entity (a ‘‘filing’’) and will cooperate in responding to any inquiry from a governmental entity, including promptly informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a governmental entity, and supplying each other with copies of all material correspondence, filings or communications between either party and any governmental entity with respect to the merger agreement. To the extent reasonably practicable, the parties to the merger agreement or their respective representatives will generally have the right to review in advance, and each of the parties to the merger agreement will consult the others on, all the information relating to the other and each of their respective affiliates that appears in any filing made with, or written materials submitted to, any governmental entity in connection with the merger and the other transactions contemplated by the merger agreement, except that confidential, competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, neither PECO III nor PECO, nor any of their respective representatives, may participate independently in any meeting or engage in any substantive conversation with any governmental entity in respect of any filing, investigation or other inquiry without giving the other party prior notice of such filing, meeting or conversation and, to the extent permitted by applicable law, without giving the other party the opportunity to attend or participate in any such meeting or conversation with such governmental entity.
In connection with obtaining any consent from any person or entity (other than any governmental entity) with respect to the merger, none of PECO III, PECO or any of their respective subsidiaries or representatives will be obligated to pay or commit to pay to such person or entity whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment to incur any liability or other obligation to such person or entity prior to the effective time of the merger.
PECO will take the lead in coordinating communications with any governmental entity, developing strategies for responding to any investigation or other inquiry by any governmental entity, and formulating proposals to any governmental entity related to consents. PECO will consult in advance with PECO III and take PECO III’s views into account in making any decision related to the above.
At closing, PECO will, as further consideration for the merger, payoff the outstanding balance of PECO III’s credit facility in an amount not to exceed $20.5 million or such other amount as PECO shall agree to pay.
Publicity
PECO III and PECO have agreed, subject to certain exceptions, that they and their respective affiliates will receive consent from each other before issuing any public press release or other announcement with respect to the merger or the merger agreement.
Directors’ and Officers’ Insurance and Indemnification
PECO and PECO OP have agreed to honor and fulfill in all respects the obligations of PECO III to the fullest extent permissible under applicable law, under any charter, bylaws, limited liability company agreement, partnership agreement or other similar organizational documents or agreements of the acquired companies (collectively, the ‘‘acquired company organizational documents’’) and under any indemnification or other similar agreements in effect on the date of the merger agreement to the individuals (including all managers, directors, officers, trustees, agents and fiduciaries of any acquired company acting in such capacity) covered by such acquired company organizational documents or indemnification or other similar agreements (collectively, the ‘‘D&O indemnified parties’’), arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the effective time of the merger, including in connection with the approval of the merger agreement and the transactions contemplated thereby.
PECO and PECO OP have agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the closing of the transactions contemplated by the merger agreement existing as of the date of the merger agreement in favor of any D&O indemnified party provided under any acquired company organizational document or any indemnification agreement or other similar agreement, in each case, which was in effect as of the date of the merger agreement, shall survive the closing of the transactions contemplated by the merger agreement and shall continue in full force and effect in accordance with their respective terms. PECO and PECO OP agree that for a period of six years from the closing of the transactions contemplated by the merger agreement, the acquired company organizational documents may not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any D&O indemnified party, unless such modification shall be required by applicable law, and then only to the minimum extent required by applicable law.
Additionally, for a period of six years after the effective time of the merger, PECO (but only to the extent the D&O Indemnified Parties would be permitted to be indemnified by PECO III under the acquired company organizational documents and applicable law) agrees to: (i) indemnify and hold harmless each D&O indemnified party against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (a) any action or omission or alleged action or omission in such D&O indemnified party’s capacity as such, or (b) the merger agreement and any of the transactions contemplated thereby; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including reasonable attorneys’ fees) of any D&O indemnified party upon receipt, to the extent required by applicable law, of (a) an undertaking by or on behalf of such D&O indemnified party to repay such amount if it shall ultimately be determined that such D&O indemnified party is not entitled to be indemnified and (b) an affirmation by the D&O indemnified party of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification. Notwithstanding anything to the contrary contained in the merger agreement, PECO shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation of an D&O indemnified party for which indemnification may be sought under the provisions described in this paragraph, unless such settlement, compromise, consent or termination includes an unconditional release of such D&O indemnified party from all liability arising out of such claim, action, suit, proceeding or investigation.
PECO has obtained, or shall obtain prior to the closing of the transactions contemplated by the merger agreement, a prepaid insurance and indemnification policy (i.e., tail coverage) with a term of six years covering each D&O indemnified party that provides coverage, subject to such policy’s terms and conditions, for matters occurring prior to the Closing (the ‘‘D&O tail policy”) that is no less favorable than the applicable acquired company’s existing policy (true, correct and complete copies of which have been previously provided to PECO prior to the date hereof) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, that the premium for such D&O tail policy shall not exceed 300% of the last annual premium paid prior to the date of the merger agreement.
If any of PECO or PECO OP or any of their respective successors or assigns (i) consolidates with or merges with or into any other person or entity and shall not be the continuing or surviving company, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provision shall be made so that the successors and assigns of PECO or PECO OP, as applicable, assume the obligations described in this section “—Directors’ and Officers’ Insurance and Indemnification.”
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling PECO pursuant to the foregoing provisions, PECO has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.
Other Covenants and Agreements
The merger agreement contains certain other covenants and agreements, including covenants and agreements related to:

•
PECO III and PECO each notifying the other, as the case may be, of any legal proceeding related to the merger agreement, the merger or the other transactions contemplated by the merger agreement that is brought against PECO III, its representatives and/or its affiliates by security holders of PECO III, or is brought against PECO, its representatives and/or its affiliates by security holders of PECO, keeping one another informed on a current basis with respect to the status of such legal proceeding and allowing the other the opportunity to participate in the defense and settlement of any such litigation (provided, that no settlement by either party of any such litigation may be agreed to without the other party’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed);

•	PECO III causing to be delivered to PECO resignations executed by each director of PECO III in office as of immediately prior to the effective time of the merger;

•
restrictions on PECO III and PECO from declaring a distribution to their respective stockholders and unitholders after the date of the merger agreement, except to the extent permitted under the merger agreement or required to maintain REIT status or avoid the imposition of entity level income or excise tax under the Code or applicable state law;

•
PECO III and PECO agreeing to terminate, or cause to be terminated, effective immediately prior to, but subject to, the effective time of the merger, without liability or expense to PECO III or any acquired company, the advisory agreement, pursuant to a termination agreement entered into on or prior to the closing date (the “termination agreement”);

•
PECO III will use commercially reasonable efforts to provide cooperation and assistance as the PECO parties may reasonably request to (i) sell or cause to be sold or transfer or cause to be transferred stock, partnership interests, limited liability company interests or other equity interests owned, directly or indirectly, by PECO III in one or more of its wholly-owned subsidiaries to a third party designated by the PECO parties at a price and on such other terms as designated by the PECO parties and (i) sell or cause to be sold or transfer or cause to be transferred any of the assets or properties of PECO III or one or more of its wholly-owned subsidiaries to a third party designated by the PECO parties at a price and on such other terms as designated by the PECO parties (any action or transaction described in clause (i) through (ii), a “PECO-Approved Transaction”), in each case, subject to certain conditions set forth in the merger agreement. Each of the PECO parties has agreed to indemnify and hold harmless PECO III and its subsidiaries and their respective representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with any PECO-Approved Transaction; and

•
the parties to the merger agreement agreeing to execute and deliver, or cause to be executed and delivered, all such documents and instruments and to take, or cause to be taken, all such further or other actions as such other party may reasonably deem necessary or desirable to consummate the transactions contemplated by the merger agreement.

Conditions to Completion of the Merger
Mutual Closing Conditions
The obligation of each of the PECO parties and PECO III to effect the merger is subject to the satisfaction or, to the extent permitted by law, waiver, at or prior to the closing date of the merger, of the following conditions:

•	PECO III merger approval and the PECO III charter approval by PECO III stockholders;

•	the absence of any law or judgment of a governmental authority prohibiting, preventing, restraining, enjoining or making illegal the merger; and

•
the Form S-4 registration statement having been declared effective by the SEC and no stop order suspending the effectiveness thereof is issued by the SEC and no proceeding to that effect shall have been commenced or threatened.

Additional Closing Conditions for the Benefit of PECO
The obligation of each of the PECO parties to effect the merger is subject to the satisfaction or, to the extent permitted by law, waiver, at or prior to the closing date, of the following conditions:

•
the accuracy in all material respects as of the date of the merger agreement and the closing of the merger (except that representations and warranties that by their terms speak specifically as of the date of the merger agreement or another date will be true and correct as of such date) of certain representations and warranties made in the merger agreement by PECO III regarding its organization, standing and power, certain aspects of its capital structure, corporate authority, conflicts and consents relative to the merger agreement, brokers, and corporate approvals of PECO III required for the merger;

•
the accuracy as of the date of the merger agreement and the closing of the merger of all other representations and warranties not described immediately above made in the merger agreement by PECO III, except where any such inaccuracy would not, individually or in the aggregate, have and could not reasonably be expected to have an acquired company material adverse effect;

•
receipt by PECO of an officer’s certificate signed by a duly authorized executive officer of PECO III certifying that the closing conditions described in the two preceding bullet points have been satisfied;

•
PECO III having performed or complied in all material respects with each agreement, covenant and obligation required to be performed or complied with by it under the merger agreement on or prior to the effective time of the merger, and receipt by PECO of a certificate signed by a duly authorized executive officer of PECO III to such effect; and

•
no event shall have occurred since the date of the merger agreement, and no circumstance shall exist, that constitutes, or could reasonably be expected to result in, an acquired company material adverse effect.

Additional Closing Conditions for the Benefit of PECO III
The obligations of PECO III to effect the merger are subject to the satisfaction or, to the extent permitted by law, waiver, at or prior to the effective time of the merger, of the following additional conditions:

•
the accuracy in all material respects as of the date of the merger agreement and the closing of the merger (except that representations and warranties that by their terms speak specifically as of the date of the merger agreement or another date will be true and correct as of such date) of certain representations and warranties made in the merger agreement by each of PECO and PECO OP regarding its organization, standing and power, certain aspects of its capital structure, corporate authority, conflicts and consents relative to the merger agreement and brokers, and corporate approvals of PECO required for the merger;

•
the accuracy as of the date of the merger agreement and the closing of the merger of all other representations and warranties not described immediately above made in the merger agreement by each of PECO and PECO OP, except where any such inaccuracy would not, individually or in the aggregate, have and could not reasonably be expect to have a PECO material adverse effect;

•
receipt by PECO III of an officer’s certificate signed by a duly authorized executive officer of PECO certifying that the closing conditions described in the two preceding bullet points have been satisfied;

•	no event shall have occurred since the date of the merger agreement, and no circumstance shall exist, that constitutes, or could reasonably be expected to result in, a PECO material adverse effect;

•
each of PECO and PECO OP having performed or complied in all material respects with each agreement, covenant and obligation required to be performed or complied with by it under the merger agreement at or prior to the effective time of the merger, and receipt by PECO III of a certificate signed on behalf of PECO by a duly authorized executive officer of PECO to such effect;

•
receipt by PECO III of an opinion dated as of the closing date from Goodwin Procter LLP or other counsel reasonably acceptable to PECO III, to the effect that for all taxable periods commencing with PECO’s taxable year ended December 31, 2010 through and including PECO’s taxable year ended December 31, 2018, PECO has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code and that its proposed method of operation will enable PECO to continue to meet the requirements for qualification and taxation as a REIT under the Code for its taxable year which includes the effective time of the merger and future taxable years; and

•	the termination agreement shall remain in effect.
Termination of the Merger Agreement
Termination by Mutual Agreement
The merger agreement may be terminated at any time by the mutual consent of PECO and PECO III in a written instrument, even after receipt of the PECO III merger approval.
Termination by Either PECO III or PECO
The merger agreement may also be terminated prior to the effective time of the merger by either PECO or PECO III if:

•
there has been a breach by the other party or parties of any representation, warranty or covenant set forth in the merger agreement, which causes a condition of the merger agreement not to be satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 calendar days after the receipt of notice thereof by the defaulting party from the non-defaulting party and (ii) three business days before the Outside Date), except that a party may not terminate the merger agreement under this provision of the merger agreement if such party is then in material breach of any representation, warranty, covenant or agreement set forth in the merger agreement;

•	the effective time of the merger will not have occurred by 11:59 p.m., Eastern Time on the Outside Date;

•
A governmental entity of competent jurisdiction, that is within a jurisdiction that is material to the business and operations of PECO III, has issued a final, non-appealable judgment permanently restraining, enjoining or otherwise prohibiting the consummation of the merger or any of the other transactions contemplated by the merger agreement; or

•
the PECO III merger approval or PECO III charter amendment approval is not obtained at the PECO III stockholder meeting or at any adjournment or postponement thereof, in each case at which a vote on such approvals was taken.

Termination by PECO
The merger agreement may be terminated by PECO at any time prior to the receipt of the PECO III stockholder approvals at the PECO III stockholder meeting, if the PECO III Board has effected a PECO III Adverse Recommendation Change.

Termination by PECO III
The merger agreement may also be terminated by PECO III if prior to the receipt of the PECO III merger approval at the PECO III stockholder meeting, in order to concurrently enter into any PECO III acquisition agreement that constitutes a Superior Proposal and that was not the result of a material breach by PECO III of the non-solicitation provisions of the merger agreement, PECO III, prior to or concurrently with such termination, reimburses PECO for up to $900,000 of its documented reasonable out-of-pocket expenses as described below.
Effect of Termination
Notwithstanding anything to the contrary in the merger agreement, in the event that PECO III or PECO terminates the merger agreement, the merger agreement will become null and void, without any liability or obligation on the part of any party under the merger agreement, except that certain provisions, including the provisions relating to termination, fees and expenses, governing law, and injunctive relief will survive such termination. No such termination, however, will relieve any party from any liability or damages resulting from the willful breach by a party of any of its representations, warranties, covenants, agreements or other obligations set forth in the merger agreement.
Miscellaneous Provisions
Payment of Expenses
All expenses incurred in connection with the merger agreement and the other transactions contemplated by the merger agreement will be paid by PECO, which, in the case of PECO III’s expenses, must be documented and reasonable out-of-pocket expenses. In addition, from and after the effective time of the merger, PECO will pay the amount of any transfer taxes incurred in connection with the merger agreement and the transactions contemplated by the merger agreement. However, in the event the merger agreement is terminated for any reason other than by mutual agreement or a breach by PECO, then PECO III will be required to pay to PECO (i) the sum of all documented reasonable out-of-pocket expenses incurred by PECO III and actually paid (or reimbursed) by PECO, and (ii) fifty percent (50%) of any expenses (if any) arising from the negotiation and execution of an expense reimbursement escrow agreement (if any).
In addition, PECO III will be required to reimburse PECO for PECO’s documented reasonable out-of-pocket transaction expenses up to $900,000 if the merger agreement is terminated by:

•
PECO because (1) the effective time of the merger has not occurred before the Outside Date, or (2) PECO III stockholders do not approve the merger and the other transactions contemplated by the merger agreement, if

◦
prior to such termination PECO III received a Competing Proposal, which Competing Proposal was made, proposed or communicated prior to the PECO III stockholder meeting (or termination of the merger agreement if there has been no PECO III stockholder meeting); and

◦
within 12 months of the termination, PECO III enters into a definitive agreement with respect to a Competing Proposal which Competing Proposal is later consummated, or a Competing Proposal is consummated; provided that the reference to “20%” in the definition of Competing Proposal above is deemed to be references to “50%”;

•
PECO III, if prior to the receipt of the PECO III merger approval at the PECO III stockholder meeting, in order to concurrently enter into any PECO III acquisition agreement that constitutes a Superior Proposal and that was not the result of a material breach of the non-solicitation provisions of the merger agreement;

•	PECO due to PECO III’s breach of PECO III’s representations or warranties set forth in the merger agreement; or

•	PECO, prior to the receipt of the PECO III merger approval at the PECO III stockholder meeting, if the PECO III Board has effected a PECO III Adverse Recommendation Change.
Specific Performance
The parties to the merger agreement are entitled to an injunction or injunctions and to specifically enforce the terms and provisions of the merger agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under the merger agreement.
Amendment
The parties to the merger agreement may, subject to applicable law, amend the merger agreement by written agreement executed and delivered by their duly authorized officers, provided that, after PECO III merger approval and PECO III charter approval by the PECO III stockholders, no amendment will be permitted to be made which by law requires further approval by such stockholders without obtaining such further approval.

Waiver
Prior to the effective time of the merger, any PECO party or PECO III may, to the extent allowed under applicable law, extend the time for performance of any obligations or other acts of the other, waive any inaccuracies in the representations and warranties of the other or waive the other party’s compliance with any agreements or conditions contained in the merger agreement.
Governing Law
The merger agreement is governed by the laws of the State of Maryland, without giving effect to conflicts of laws principles.

DESCRIPTION OF CAPITAL STOCK
General
The following is a summary of some of the terms of PECO’s capital stock, PECO’s charter and PECO’s bylaws. You should read PECO’s charter and bylaws and the applicable provisions of Maryland law for complete information on PECO’s capital stock. The following summary is not complete and is subject to, and qualified in its entirety by reference to, the provisions of PECO’s charter and bylaws. To obtain copies of these documents, see “Where You Can Find More Information” on page 129.
The description of PECO’s capital stock in this section applies to the capital stock of the Combined Company after the consummation of the merger. See “Comparison of Rights of PECO Stockholders and PECO III Stockholders” beginning on page 124 for additional information.
As of August 29, 2019, the total number of shares of stock of all classes which PECO has authority to issue is 1,010,000,000 shares, consisting of 1,000,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share.
As of August 29, 2019, approximately 283,491,978 shares of PECO common stock were issued and outstanding. 9,000,000 shares of PECO common stock have been reserved for issuance under the Amended and Restated 2010 Long-Term Incentive Plan and 200,000 shares of common stock have been reserved for issuance under the Amended and Restated 2010 Independent Director Stock Plan in connection with existing and future awards. In addition, as of August 29, 2019, no shares of PECO preferred stock were issued and outstanding.
Common Stock
The following description of PECO common stock sets forth certain general terms and provisions of PECO common stock. This description is in all respects subject to and qualified in its entirety by reference to the applicable provisions of PECO’s charter and bylaws.
All outstanding shares of PECO common stock are duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of PECO’s stock and to the provisions of PECO’s charter regarding the restrictions on ownership and transfer of PECO’s stock, holders of shares of PECO common stock are entitled to receive distributions on such stock if, as and when authorized by the PECO Board out of assets legally available therefor and declared by PECO and to share ratably in the assets of PECO legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up after payment or establishment of reserves for all known debts and liabilities.
Subject to the provisions of PECO’s charter regarding the restrictions on ownership and transfer of its stock, and except as may be otherwise specified therein with respect to any class or series of PECO’s stock, each outstanding share of PECO common stock entitles the holder to one vote on all matters submitted to a vote of PECO’s stockholders, including the election of directors, and the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of PECO’s directors, which means that the holders of a majority of the outstanding shares of PECO common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.
Holders of shares of PECO common stock have no preference, conversion, exchange, sinking fund or redemption rights, have no preemptive rights to subscribe for any securities of PECO and generally have no appraisal rights unless the PECO Board determines that appraisal rights apply, with respect to all or any classes or series of PECO’s stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights. Subject to the provisions of PECO’s charter regarding the restrictions on ownership and transfer of its stock, shares of PECO common stock will have equal distribution, liquidation and other rights.
Under the MGCL a Maryland corporation generally cannot dissolve, amend its charter, merge, convert, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless the action is approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. PECO’s charter provides that these actions may be taken if declared advisable by the board of directors and approved by the vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. However, Maryland law permits a corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons or entities if all of the equity interests of the person or persons or entities are owned, directly or indirectly, by the corporation. In addition, operating assets may be held by a corporation’s subsidiaries and these subsidiaries may be able to transfer all or substantially all of such assets without a vote of the parent corporation’s stockholders.
PECO’s charter authorizes the PECO Board to reclassify any unissued shares of PECO common stock or preferred stock into other classes or series of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.
Power to Increase Authorized Stock and Issue Additional Shares of PECO Common Stock
The PECO Board has the power to amend PECO’s charter from time to time without stockholder approval to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of any class or series of stock. In addition, the PECO Board may authorize PECO to issue additional authorized but unissued shares of PECO’s stock and may classify or reclassify unissued shares of PECO’s stock into other classes or series of stock and thereafter to cause PECO to issue such classified or reclassified shares of stock.
The additional classes or series, as well as additional shares of PECO common stock, will be available for issuance without further action by the PECO stockholders, unless stockholder consent is required by the terms of any class or series of PECO’s stock or the rules of any stock exchange or automated quotation system on which the securities may be listed or traded.
Restrictions on Ownership and Transfer
In order for PECO to qualify as a REIT under the Code, its stock must be beneficially owned by 100 or more persons or entities during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).
PECO’s charter contains restrictions on the ownership and transfer of PECO common stock, preferred stock and other capital stock that are intended to assist PECO in complying with these requirements and continuing to qualify as a REIT. The relevant sections of PECO’s charter provide that, subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (by value or by number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of PECO common stock, or more than 9.8% of the value of PECO’s outstanding capital stock. PECO refers to these restrictions as the “common stock ownership limit” and the “aggregate stock ownership limit,” respectively. A person or entity that becomes subject to one or both of the ownership limits by virtue of a violative transfer that results in a transfer to a trust, as set forth below, is referred to as a “prohibited owner” if, had the violative transfer been effective, the person or entity would have been a record owner and beneficial owner or solely a beneficial owner of PECO common stock or PECO’s capital stock, as applicable.
The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of the PECO common stock or less than 9.8% of the value of PECO’s outstanding capital stock (or the acquisition of an interest in an entity that owns, actually or constructively, PECO’s capital stock) by an individual or entity could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively more than 9.8% of PECO outstanding PECO common stock or capital stock, as applicable, and thereby subject such stock to the applicable ownership limit.
The PECO Board, in its sole discretion, may exempt (prospectively or retroactively) a person or entity from the aggregate stock ownership limit and the common stock ownership limit, as the case may be, and may establish or increase an excepted holder limit for such person if:

•
the PECO Board obtains such representations and undertaking from such person or entity as are reasonably necessary to ascertain that no person or entity’s beneficial ownership or constructive ownership of such shares of capital stock would result in PECO (i) being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or (ii) otherwise failing to qualify as a REIT (including, but not limited to, beneficial or constructive ownership that would result in PECO owning, actually or constructively, an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by PECO from such tenant would cause PECO to fail to satisfy any of the gross income requirements of Section 856(c) of the Code);

•
such person or entity does not and represents that it will not own, actually or constructively, an interest in a tenant of PECO (or a tenant of any entity owned or controlled by PECO) that would cause PECO to own, actually or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant and the PECO Board obtains such representations and undertakings from such person or entity as are reasonably necessary to ascertain this fact (for this purpose, a tenant from whom PECO, or an entity owned or controlled by PECO, derives (and is expected to continue to derive) a sufficiently small amount of revenue such that, in the opinion of the PECO Board, rent from such tenant would not adversely affect PECO’s ability to qualify as a REIT shall not be treated as a tenant of PECO); and

•
such person agrees that any violation or attempted violation of such representations or undertakings (or other action which is contrary to the restrictions contained in PECO’s charter) will result in such shares of capital stock being automatically transferred to a trust in accordance with PECO’s charter.

In connection with a waiver of an ownership limit or at any other time, the PECO Board may increase the common stock ownership limit and the aggregate stock ownership limit for one or more persons or entities and decrease the applicable ownership limit for all other persons and entities; provided, however, that the decreased common stock ownership limit and/or aggregate stock ownership limit will not be effective for any person or entity whose percentage ownership in shares of PECO’s capital stock exceeds the decreased common stock ownership limit and/or aggregate stock ownership limit until such time as such person’s or entity’s percentage of shares of capital stock equals or falls below the decreased common stock ownership limit and/or aggregate stock ownership limit, but any further acquisition of shares of PECO’s capital stock in excess of such percentage ownership of shares of capital stock will be in violation of the common stock ownership limit and/or aggregate stock ownership limit and, provided further, that the new common stock ownership limit and/or aggregate stock ownership limit would not allow five or fewer persons or entities to beneficially own more than 49.9% in value of PECO’s outstanding capital stock.
Any person or entity who acquires or attempts or intends to acquire beneficial ownership or constructive ownership of shares of PECO’s capital stock that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give written notice immediately to PECO of such event or, in the case of such a proposed or attempted transaction, give at least 15 days prior written notice and provide to PECO such other information as it may request in order to determine the effect, if any, of such transfer on its status as a REIT. The foregoing provisions on transferability and ownership will not apply if the PECO Board determines that it is no longer in PECO’s best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance with the restrictions and limitations on beneficial ownership, constructive ownership and transfers of shares of capital stock is no longer required in order for PECO to qualify as a REIT.
Pursuant to PECO’s charter, if any purported transfer of PECO’s capital stock or any other event would otherwise result in any person or entity violating the ownership limits or such other limit as established by the PECO Board or would result in PECO’s being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT, then that number of shares in excess of the applicable ownership limit or causing PECO to be “closely held” or otherwise to fail to qualify as a REIT (rounded to the nearest whole share) will be automatically transferred to a trust for the exclusive benefit of one or more charitable organizations selected by PECO and the intended transferee will acquire no rights in such shares. The automatic transfer will be effective as of the close of business on the business day prior to the purported transfer or other event that results in the transfer to the trust. Any distribution paid prior to the discovery by PECO that the shares of capital stock have been transferred to the trustee shall be paid by the recipient of such distribution to the trustee upon demand, and any distribution authorized but unpaid shall be paid when due to the trustee. Any distribution so paid to the trustee shall be held in trust for the benefit of the charitable organization or organizations selected by PECO.
Within 20 days of receiving notice from PECO of the transfer of shares to the trust, the trustee of the trust shall sell the shares to a person or entity designated by the trustee whose ownership of the shares will not violate the common stock ownership limit and the aggregate stock ownership limit or such other limit as established by the PECO Board. Upon such sale, the interest of the charitable organization in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the prohibited owner and to the charitable organization. The prohibited owner shall receive the lesser of (i) the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., in the case of a gift, devise or other such transaction), the market price (as defined in PECO’s charter) of the shares on the day of the event causing the shares to be held in the trust or (ii) the price per share received by the trustee from the sale or other disposition of the shares held in the trust. The trustee may reduce the amount payable to the prohibited owner by the amount of distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the Trustee. Any net sale proceeds in excess of the amount payable to the prohibited owner shall be immediately paid to the charitable organization or organizations selected by PECO. If, prior to the discovery by PECO that shares of capital stock have been transferred to the trustee, such shares are sold by a prohibited owner, then (a) such shares shall be deemed to have been sold on behalf of the trust and (b) to the extent that the prohibited owner received an amount for such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess shall be paid to the trustee upon demand.
In addition, if the PECO Board determines in good faith that a transfer or other event would violate the restrictions on ownership and transfer set forth in the PECO charter, the PECO Board or a committee thereof will take such action as it deems advisable to refuse to give effect to or to prevent such transfer or other event, including, but not limited to, causing PECO to redeem shares, refusing to give effect to such transfer on PECO’s books or instituting proceedings to enjoin the transfer or other event.
Any beneficial owner or constructive owner of shares of PECO’s capital stock and each person or entity (including the stockholder of record) who is holding shares of PECO’s capital stock for a beneficial owner shall provide PECO such information as PECO may request, in good faith, in order to determine PECO’s status as a REIT and to comply with requirements of any taxing authority or governmental authority or to determine such compliance.
Transfer Agent and Registrar. The transfer agent and registrar for the PECO common stock is DST Systems, Inc.

COMPARISON OF RIGHTS OF PECO STOCKHOLDERS AND PECO III STOCKHOLDERS
The rights of PECO III stockholders are currently governed by and subject to the provisions of the MGCL, and the charter and bylaws of PECO III. Upon consummation of the merger, the rights of the former PECO III stockholders who are receiving PECO common stock in connection with the merger will continue to be governed by the MGCL and will be governed by the PECO Charter and bylaws of PECO, rather than the charter and bylaws of PECO III.
The following is a summary of the material differences between the rights of PECO stockholders (which will be the rights of PECO stockholders following the merger) and PECO III stockholders, assuming approval of the PECO III charter amendment, but does not purport to be a complete description of those differences or a complete description of the terms of the PECO common stock subject to issuance in the merger. The following summary is qualified in its entirety by reference to the relevant provisions of (i) Maryland law; (ii) the PECO Charter; (iii) the PECO III charter; (iv) the PECO bylaws; and (v) the PECO III bylaws.
Furthermore, the identification of some of the differences in the rights of such holders as material is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of Maryland law, as well as the governing corporate instruments of each of PECO and PECO III, copies of which are available, without charge, to any person or entity, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed under ‘‘Where You Can Find More Information.’’

	Rights of PECO Stockholders (which will be the rights of stockholders of the Combined Company following the merger)	Rights of PECO III Stockholders
Corporate Form	PECO is a Maryland corporation that has elected to be taxed as a REIT for U.S. federal income tax purposes.	PECO III is a Maryland corporation that has elected to be taxed as a REIT for U.S. federal income tax purposes.
	The rights of PECO stockholders are governed by the MGCL, the Amended PECO Charter and the PECO bylaws.	The rights of PECO III stockholders are governed by the MGCL, the PECO III Charter and the PECO III bylaws.
Authorized Capital Stock
PECO is authorized to issue an aggregate of 1,010,000,000 shares of capital stock, consisting of 1,000,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share.

PECO III is authorized to issue an aggregate of 1,010,000,000 shares of capital stock, consisting of 1,000,000,000 shares of common stock,
$0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share. Authorized common stock includes up to 75,000,000 Class A shares, and 75,000,000 Class T shares, and 750,000,000 Class I shares.

At August 1, 2019, there were 283,537,585.687 shares of PECO common stock issued and outstanding and no issued and outstanding shares of PECO preferred stock.
At August 1, 2019, there were 6,306,404.351Class A shares, 319,371.769 Class T shares and 113,816.567 Class I shares of PECO III common stock issued and outstanding and no issued and outstanding shares of PECO III preferred stock.

Preferred Stock. The PECO Board is authorized to cause PECO to issue shares of any class of stock, and to classify or reclassify any unissued shares of stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of such shares of stock.

Preferred Stock. The PECO III Board is authorized to cause PECO III to issue shares of any class of stock, and to classify or reclassify any unissued shares of stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of such shares of stock.

Size of the Board of Directors
The PECO charter provides that the number of directors shall be five, which number may be increased or decreased from time to time pursuant to the PECO bylaws but shall never be less than three. The current size of the PECO Board is seven, which will increase to nine effective November 1, 2019.

The PECO III charter provides that the number of directors shall be one, which number may be increased or decreased from time to time pursuant to the PECO III bylaws; provided, however, that the number of directors shall not be fewer than three. The current size of the PECO III Board is four.

Bylaw Amendments
The PECO Board has the exclusive power to adopt, alter or repeal any provision of the PECO bylaws and to make new bylaws; provided, that certain provisions of PECO’s bylaws regarding the chairman of the PECO Board may not be amended, altered, repealed or replaced for so long as Jeffrey S. Edison remains a member of the PECO Board without Jeffrey S. Edison’s affirmative vote.
The PECO III Board has the exclusive power to adopt, alter or repeal any provision of PECO III’s bylaws and to make new bylaws.

	Rights of PECO Stockholders (which will be the rights of stockholders of the Combined Company following the merger)	Rights of PECO III Stockholders
Ownership Limitations
With certain limited exceptions, no person may beneficially own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value of the outstanding shares of PECO’s capital stock or more than 9.8% (by value or number of shares, whichever is more restrictive) of the outstanding shares of PECO common stock (which limit may be waived by the PECO Board with respect to a particular stockholder, subject to the receipt of certain representations and undertakings, if the PECO Board determines).

With certain limited exceptions, no person may beneficially own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value of the outstanding shares of PECO III’s common stock or more than 9.8% (by value or number of shares, whichever is more restrictive) of the outstanding shares of any class or series of shares of PECO III’s capital stock (which limits may be waived by the PECO III Board with respect to a particular stockholder, subject to the receipt of certain representations and undertakings, if the PECO III Board determines).

In the event of a purported transfer or other event that would, if effective, result in the ownership of shares in violation of the ownership limitations, that number of shares that would be owned by the transferee in excess of the ownership limit is automatically transferred to a trust for the benefit of a charitable beneficiary. The purported transferee has no right to receive dividends or other distributions on or vote such shares. PECO or its designee may purchase such shares for cash.

In the event of a purported transfer or other event that would, if effective, result in the ownership of shares in violation of the ownership limitations, that number of shares that would be owned by the transferee in excess of the ownership limit is automatically transferred to a trust for the benefit of a charitable beneficiary. The purported transferee has no right to receive dividends or other distributions on or vote such shares. PECO III or its designee may purchase such shares for cash.

Annual Meetings of the Stockholders	The annual meeting of the PECO stockholders shall be held at a date and time set by the PECO Board.	The annual meeting of PECO III stockholders shall be held at a date and time set by the PECO III Board.
Special Meetings of the Stockholders
A special meeting of PECO stockholders may be called by the president, the chief executive officer, a majority of the PECO Board or a majority of the Independent Directors (as defined in the PECO charter), and must be called by the secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast at any such special meeting of stockholders.

A special meeting of PECO III stockholders may be called by the president, the chief executive officer, a majority of the directors, or a majority of the Independent Directors (as defined in the PECO III charter), and must be called by the secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast at any such special meeting of stockholders.

	Rights of PECO Stockholders (which will be the rights of stockholders of the Combined Company following the merger)	Rights of PECO III Stockholders
State Anti-Takeover Statutes
Under Maryland law, certain ‘‘business combinations’’ (which include a merger, consolidation, share exchange and certain asset transfers and issuances or reclassifications of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation’s outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned ten percent or more of the voting power at any time within the preceding two years, in each case referred to as an ‘‘interested stockholder,’’ or an affiliate thereof, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder.
Thereafter, any such business combination must be recommended by the corporation’s board of directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder or its affiliates or associates. The super-majority vote requirements do not apply, however, to business combinations that are approved or exempted by the corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder or the business combination satisfies certain minimum price, form of consideration and procedural requirements. As permitted under Maryland law, the PECO Board has by resolution opted out of the business combination provisions of the MGCL and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between PECO and any interested stockholder of PECO. In addition, the PECO Board adopted a resolution exempting the merger and the other transactions contemplated by the merger agreement or the ancillary agreements from the business combination provisions of the MGCL.

Under Maryland law, certain ‘‘business combinations’’ (which include a merger, consolidation, share exchange and certain asset transfers and issuances or reclassifications of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation’s outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned ten percent or more of the voting power at any time within the preceding two years, in each case referred to as an ‘‘interested stockholder,’’ or an affiliate thereof, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder.
Thereafter, any such business combination must be recommended by the corporation’s board of directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder or its affiliates or associates. The super-majority vote requirements do not apply, however, to business combinations that are approved or exempted by the corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder or the business combination satisfies certain minimum price, form of consideration and procedural requirements. As permitted under Maryland law, the PECO III Board has by resolution opted out of the business combination provisions of the MGCL and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between PECO III and any interested stockholder of PECO III. In addition, the PECO III Board adopted a resolution exempting the merger and the other transactions contemplated by the merger agreement or the ancillary agreements from the business combination provisions of the MGCL.

Liability and Indemnification of Directors and Officers
PECO’s charter obligates PECO, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former director or officer of PECO and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while serving as a director or officer of PECO and at the request of PECO, serves or has served as a director or officer of another entity and who is made, or threatened to be made, party to the proceeding by reason of his or her service in that capacity. PECO may, with the approval of the PECO Board, provide such indemnification and advancement of expenses to any other persons, including a person who served a predecessor of PECO in any such capacities described above, permitted to be indemnified by Maryland law and in accordance with applicable law.

PECO III’s charter obligates PECO III, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former director or officer of PECO III, (ii) any individual who, while serving as a director or officer of PECO III and at the request of PECO III, serves or has served as a director or officer of another entity, and (iii) the advisor or any of its affiliates acting as an agent of PECO III, in each case from and against any claim or liability to which such indemnitee may become subject or which such indemnitee may incur by reason of service in such capacity. PECO III may, with the approval of the PECO Board, provide such indemnification and advancement of expenses to any other persons, including a person who served a predecessor of PECO III or to any employee or agent of the company or a predecessor of the company or any employee of the advisor or any of the advisor’s affiliates acting as an agent of the corporation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PECO
The following table shows, as of August 29, 2019, the amount of PECO common stock beneficially owned (unless otherwise indicated) by (i) any person who is known by PECO to be the beneficial owner of more than 5% of the outstanding shares of PECO common stock, (ii) PECO directors, (iii) PECO executive officers and (iv) all of the PECO directors and executive officers as a group.

Name of Beneficial Owner	Amount of Common Stock Beneficial Ownership		Amount of OP Unit Beneficial Ownership		Total Beneficial Ownership	Voting Percentage	Economic Ownership Percentage(1)
Independent Directors
Leslie T. Chao	36,161	(2)	—		36,161	*	*
David W. Garrison	9,278		—		9,278	*	*
Paul J. Massey, Jr.	20,511		—		20,511	*	*
Stephen R. Quazzo	72,659		—		72,659	*	*
John A. Strong	4,676		—		4,676	*	*
Gregory S. Wood	7,816		—		7,816	*	*
Executive Officers
Jeffrey S. Edison	447,442	(3)	21,685,067	(4)	22,132,509	*	7.8%
R. Mark Addy	23,551		257,485	(4)	281,036	*	*
Tanya E. Brady	1,608		—		1,608	*	*
John P. Caulfield	1,518		—		1,518	*	*
Devin I. Murphy	31,331		1,061,407	(4)	1,092,738	*	*
Robert F. Myers	1,563		57,785	(4)	59,348	*	*
All directors and executive officers as a group (12 persons)	658,114		23,061,744		23,719,858	*	8.4%
* Less than 1%.

(1)
Amounts for each person assume that all OP Units held by the person are exchanged for shares of common stock, and amounts for all directors and executive officers as a group assume all OP Units held by them are exchanged for shares of PECO common stock, in each case, regardless of when such OP Units are exchangeable. The total number of shares of PECO common stock outstanding used in calculating this percentage assumes that none of the OP Units held by other persons are exchanged for shares of PECO common stock.

(2)	Beneficial ownership includes 567 shares held by Mr. Chao’s wife.

(3)
PELP owns 176,509 shares of PECO common stock that were previously owned by Phillips Edison NTR LLC, as well as an additional 55,556 shares of PECO common stock. Mr. Edison is the manager of the general partner of PELP, and therefore has voting and dispositive control of the shares held by it.

(4)	Amount of beneficial ownership in OP Units represents direct and indirect ownership held by these individuals or their affiliates.

PECO III
Beneficial ownership information for PECO III has been omitted as permitted under rules applicable to smaller reporting companies.

STOCKHOLDERS SHARING AN ADDRESS
SEC rules permit companies, brokers, banks or other intermediaries to deliver a single copy of a proxy statement and annual report to households at which two or more stockholders reside. This practice, known as “householding,” is designed to reduce duplicate mailings and save significant printing and postage costs as well as natural resources. Stockholders sharing an address who have been previously notified by their broker, bank or other intermediary and have consented to householding will receive only one copy of this proxy statement/prospectus.
If you would like to opt out of this practice for future mailings and receive separate proxy statements and annual reports for each stockholder sharing the same address, please contact your broker, bank or other intermediary. You also may obtain a separate proxy statement or annual report without charge by contacting PECO III at 11501 Northlake Drive, Cincinnati, Ohio 45249, Attention: Investor Relations; or by calling 1 (800) 875-6585 and asking for Investor Relations. PECO III will promptly send additional copies of this proxy statement/prospectus. Stockholders sharing an address that are receiving multiple copies of this proxy statement/prospectus can request delivery of a single copy of this proxy statement/prospectus by contacting their broker, bank or other intermediary or by contacting PECO III as indicated above.
LEGAL MATTERS
It is a condition to the merger that PECO III receive an opinion from Goodwin Procter LLP concerning compliance by PECO with the requirements for qualification and taxation as a REIT. The validity of the shares of PECO to be issued in the merger will be passed upon for PECO by Goodwin Procter LLP.
EXPERTS
PECO
The financial statements of Phillips Edison & Company, Inc. and subsidiaries included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
PECO III
The financial statements of Phillips Edison Grocery Center REIT III, Inc. and subsidiaries included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
PECO and PECO III each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including PECO and PECO III, who file electronically with the SEC. The address of that site is www.sec.gov.
Investors may also consult PECO’s or PECO III’s website for more information about PECO or PECO III, respectively. PECO’s website is www.phillipsedison.com. PECO III’s website is www.grocerycenterREIT3.com. Information included on these websites is not incorporated by reference into this proxy statement/prospectus.
PECO has filed with the SEC a registration statement of which this proxy statement/prospectus forms a part. The registration statement registers the shares of PECO common stock to be issued to PECO III stockholders in the merger. The registration statement, including the exhibits and schedules thereto, contains additional relevant information about PECO common stock. The rules and regulations of the SEC allow PECO and PECO III to omit certain information included in the registration statement from this proxy statement/prospectus.
Copies of annual, quarterly and current reports, proxy statements and other information required to be filed with the SEC by PECO and PECO III are available to PECO and PECO III stockholders, respectively, without charge upon written or oral request, excluding any exhibits to those documents. PECO stockholders and PECO III stockholders can obtain any of these documents by requesting them in writing or by telephone from the appropriate company at:

PECO Phillips Edison & Company, Inc. 11501 Northlake Drive Cincinnati, Ohio 45249 Attention: Investor Relations (513) 338-2743 www.phillipsedison.com	PECO III Phillips Edison Grocery Center REIT III, Inc. 11501 Northlake Drive Cincinnati, Ohio 45249 Attention: Investor Relations (513) 338-2743 www.grocerycenterREIT3.com
If you are a stockholder of PECO III and would like to request documents, please do so by [●], 2019, to receive them before the PECO III Special Meeting. If you request any documents from PECO III, it will mail them to you by first class mail, or another equally prompt means, within one business day after receiving your request.
If you have any questions about the merger or how to submit your proxy, or you need additional copies of this proxy statement/prospectus, the enclosed proxy card or voting instructions, you can also contact BFS, PECO III’s proxy solicitor, at the following address and telephone number:
Broadridge Financial Solutions, Inc.
51 Mercedes Way
Edgewood, New York 11717
(855) 835-8316
This document is a prospectus of PECO and is a proxy statement of PECO III for the PECO III Special Meeting. Neither PECO nor PECO III has authorized anyone to give any information or make any representation about the merger or PECO or PECO III that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you different, additional or inconsistent information, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

Phillips Edison & Company, Inc. Financial Statements

Phillips Edison Grocery Center REIT III, Inc. Financial Statements
_____________

(1)
All schedules other than the ones listed in the index have been omitted as the required information is either not applicable or the information is already presented in the consolidated financial statements or the related notes.

(2)
Any reference to the year ended December 31, 2016, refers to the period from April 15, 2016 to December 31, 2016. Prior to April 15, 2016, the Company had not yet been formed; therefore, no financial statement information is available.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Phillips Edison & Company, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Phillips Edison & Company, Inc. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2018, the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
March 13, 2019

We have served as the Company's auditor since 2009.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2018 AND 2017
(In thousands, except per share amounts)

	2018	2017
ASSETS
Investment in real estate:
Land and improvements	$1,598,063	$1,121,590
Building and improvements	3,250,420	2,263,381
In-place lease assets	464,721	313,432
Above-market lease assets	67,140	53,524
Total investment in real estate assets	5,380,344	3,751,927
Accumulated depreciation and amortization	(565,507)	(462,025)
Net investment in real estate assets	4,814,837	3,289,902
Investment in unconsolidated joint ventures	45,651	—
Total investment in real estate assets, net	4,860,488	3,289,902
Cash and cash equivalents	16,791	5,716
Restricted cash	67,513	21,729
Accounts receivable – affiliates	5,125	6,102
Corporate intangible assets, net	14,054	55,100
Goodwill	29,066	29,085
Other assets, net	153,076	118,448
Real estate investment and other assets held for sale	17,364	—
Total assets	$5,163,477	$3,526,082
LIABILITIES AND EQUITY
Liabilities:
Debt obligations, net	$2,438,826	$1,806,998
Below-market lease liabilities, net	131,559	90,624
Earn-out liability	39,500	38,000
Deferred income	14,025	9,137
Accounts payable and other liabilities	126,074	102,641
Liabilities of real estate investment held for sale	596	—
Total liabilities	2,750,580	2,047,400
Commitments and contingencies (Note 12)	—	—
Equity:
Preferred stock, $0.01 par value per share, 10,000 shares authorized, zero shares issued and
outstanding at December 31, 2018 and 2017	—	—
Common stock, $0.01 par value per share, 1,000,000 shares authorized, 279,803 and 185,233 shares
issued and outstanding at December 31, 2018 and 2017, respectively	2,798	1,852
Additional paid-in capital	2,674,871	1,629,130
Accumulated other comprehensive income (“AOCI”)	12,362	16,496
Accumulated deficit	(692,045)	(601,238)
Total stockholders’ equity	1,997,986	1,046,240
Noncontrolling interests	414,911	432,442
Total equity	2,412,897	1,478,682
Total liabilities and equity	$5,163,477	$3,526,082

See notes to consolidated financial statements.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2018, 2017, AND 2016
(In thousands, except per share amounts)

	2018	2017	2016
Revenues:
Rental income	$301,112	$228,201	$193,561
Tenant recovery income	94,678	73,700	63,131
Other property income	1,676	1,486	1,038
Fees and management income	32,926	8,156	—
Total revenues	430,392	311,543	257,730
Expenses:
Property operating	77,209	53,824	41,890
Real estate taxes	55,335	43,456	36,627
General and administrative	50,412	36,878	37,607
Vesting of Class B units	—	24,037	—
Termination of affiliate arrangements	—	5,454	—
Depreciation and amortization	191,283	130,671	106,095
Impairment of real estate assets	40,782	—	—
Total expenses	415,021	294,320	222,219
Other:
Interest expense, net	(72,642)	(45,661)	(32,458)
Gain on sale or contribution of property, net	109,300	1,760	4,732
Transaction expenses	(3,331)	(15,713)	—
Other (expense) income, net	(1,723)	673	1,258
Net income (loss)	46,975	(41,718)	9,043
Net (income) loss attributable to noncontrolling interests	(7,837)	3,327	(111)
Net income (loss) attributable to stockholders	$39,138	$(38,391)	$8,932
Earnings per common share:
Net income (loss) per share attributable to stockholders - basic and diluted (See Note 15)	$0.20	$(0.21)	$0.05

Comprehensive income (loss):
Net income (loss)	$46,975	$(41,718)	$9,043
Other comprehensive income (loss):
Change in unrealized (loss) gain on interest rate swaps	(4,156)	4,580	10,565
Comprehensive income (loss)	42,819	(37,138)	19,608
Comprehensive (income) loss attributable to noncontrolling interests	(7,815)	3,327	(111)
Comprehensive income (loss) attributable to stockholders	$35,004	$(33,811)	$19,497

See notes to consolidated financial statements.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018, 2017, AND 2016
(In thousands, except per share amounts)

	Common Stock		Additional Paid-In Capital	AOCI	Accumulated Deficit	Total Stockholders’ Equity	Non-Controlling Interests	Total Equity
	Shares	Amount
Balance at January 1, 2016	181,308	$1,813	$1,588,541	$22	$(323,761)	$1,266,615	$25,177	$1,291,792
Share repurchases	(2,019)	(20)	(20,281)	—	—	(20,301)	—	(20,301)
Dividend reinvestment plan (“DRIP”)	5,773	58	58,814	—	—	58,872	—	58,872
Change in unrealized gain on interest rate swaps	—	—	—	10,565	—	10,565	—	10,565
Common distributions declared, $0.67 per share	—	—	—	—	(123,326)	(123,326)	—	(123,326)
Distributions to noncontrolling interests	—	—	—	—	—	—	(1,882)	(1,882)
Share-based compensation	—	—	24	—	—	24	—	24
Net income	—	—	—	—	8,932	8,932	111	9,043
Balance at December 31, 2016	185,062	1,851	1,627,098	10,587	(438,155)	1,201,381	23,406	1,224,787
Adoption of new accounting pronouncement	—	—	—	1,329	(1,329)	—	—	—
Balance at January 1, 2017, as adjusted	185,062	1,851	1,627,098	11,916	(439,484)	1,201,381	23,406	1,224,787
Share repurchases	(4,617)	(46)	(47,111)	—	—	(47,157)	—	(47,157)
DRIP	4,785	47	49,079	—	—	49,126	—	49,126
Change in unrealized gain on interest rate swaps	—	—	—	4,580	—	4,580	—	4,580
Common distributions declared, $0.67 per share	—	—	—	—	(123,363)	(123,363)	—	(123,363)
Distributions to noncontrolling interests	—	—	—	—	—	—	(9,125)	(9,125)
Reclassification of affiliate distributions	—	—	—	—	—	—	(3,610)	(3,610)
Share-based compensation	3	—	64	—	—	64	—	64
Redemption of noncontrolling interest	—	—	—	—	—	—	(4,179)	(4,179)
Issuance of partnership units for asset management services	—	—	—	—	—	—	27,647	27,647
Issuance of partnership units in PELP transaction	—	—	—	—	—	—	401,630	401,630
Net loss	—	—	—	—	(38,391)	(38,391)	(3,327)	(41,718)
Balance at December 31, 2017	185,233	1,852	1,629,130	16,496	(601,238)	1,046,240	432,442	1,478,682
Issuance of common stock for acquisition	95,452	955	1,053,790	—	—	1,054,745	—	1,054,745
Share repurchases	(4,884)	(49)	(53,709)	—	—	(53,758)	—	(53,758)
DRIP	3,997	40	44,031	—	—	44,071	—	44,071
Change in unrealized gain on interest rate swaps	—	—	—	(4,134)	—	(4,134)	(22)	(4,156)
Common distributions declared, $0.67 per share	—	—	—	—	(129,945)	(129,945)	—	(129,945)
Distributions to noncontrolling interests	—	—	—	—	—	—	(28,661)	(28,661)
Share-based compensation	5	—	1,783	—	—	1,783	3,315	5,098
Other	—	—	(154)	—	—	(154)	—	(154)
Net income	—	—	—	—	39,138	39,138	7,837	46,975
Balance at December 31, 2018	279,803	$2,798	$2,674,871	$12,362	$(692,045)	$1,997,986	$414,911	$2,412,897
See notes to consolidated financial statements.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
(In thousands)

	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$46,975	$(41,718)	$9,043
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	177,504	126,043	103,282
Impairment of real estate assets	40,782	—	—
Net amortization of above- and below-market leases	(3,949)	(1,984)	(1,208)
Amortization of deferred financing expenses	4,682	5,162	4,936
Vesting of Class B units	—	24,037	—
Depreciation and amortization of corporate assets	13,779	2,900	—
Gain on sale or contribution of property, net	(109,300)	(2,502)	(4,356)
Straight-line rent	(5,112)	(3,729)	(3,512)
Share-based compensation	5,098	—	—
Other	2,714	(374)	(1,168)
Changes in operating assets and liabilities:
Other assets	(7,334)	(4,400)	(9,916)
Accounts payable - affiliates	(2,580)	(4,350)	(865)
Accounts payable and other liabilities	(9,968)	9,776	6,840
Net cash provided by operating activities	153,291	108,861	103,076
CASH FLOWS FROM INVESTING ACTIVITIES:
Real estate acquisitions	(87,068)	(159,698)	(165,211)
Acquisition of REIT II, net of cash acquired	(363,519)	—	—
Acquisition of PELP, net of cash acquired	—	(446,249)	—
Distributions and proceeds from unconsolidated joint venture	161,846	—	—
Capital expenditures	(48,980)	(42,146)	(26,117)
Proceeds from sale of real estate	78,654	7,351	—
Other	200	—	—
Net cash used in investing activities	(258,867)	(640,742)	(191,328)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in credit facility	11,790	(115,400)	35,969
Proceeds from mortgages and loans payable	622,500	855,000	255,000
Payments on mortgages and loans payable	(301,669)	(83,387)	(110,875)
Payments of deferred financing expenses	(7,655)	(14,892)	(3,115)
Distributions paid, net of DRIP	(80,728)	(74,198)	(64,269)
Distributions to noncontrolling interests	(28,650)	(7,025)	(1,724)
Repurchases of common stock	(53,153)	(46,539)	(20,301)
Redemption of noncontrolling interests	—	(4,179)	—
Net cash provided by financing activities	162,435	509,380	90,685
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	56,859	(22,501)	2,433
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH:
Beginning of period	27,445	49,946	47,513
End of period	$84,304	$27,445	$49,946

RECONCILIATION TO CONSOLIDATED BALANCE SHEETS
Cash and cash equivalents	$16,791	$5,716	$8,224
Restricted cash	67,513	21,729	41,722
Cash, cash equivalents, and restricted cash at end of period	$84,304	$27,445	$49,946

	2018	2017	2016
SUPPLEMENTAL CASH FLOW DISCLOSURE, INCLUDING NON-CASH INVESTING AND FINANCING ACTIVITIES:
Cash paid for interest	$67,556	$39,487	$29,709
Accrued capital expenditures	2,798	2,496	3,256
Change in distributions payable	5,146	39	185
Change in distributions payable - noncontrolling interests	11	2,100	158
Change in accrued share repurchase obligation	605	618	—
Distributions reinvested	44,071	49,126	58,872
Fair value of assumed debt from individual real estate acquisitions	11,877	30,831	33,326
Debt contributed to joint venture	175,000	—	—
Property contributed to joint venture, net	273,790	—	—
Liabilities assumed and equity issued from the acquisition of REIT II and PELP:
Fair value of assumed debt	464,462	504,740	—
Fair value of equity issued	1,054,745	401,630	—

See notes to consolidated financial statements.

Phillips Edison & Company, Inc.
Notes to Consolidated Financial Statements

1. ORGANIZATION
Phillips Edison & Company, Inc. (“we,” the “Company,” “our,” or “us”) was formed as a Maryland corporation in October 2009. Substantially all of our business is conducted through Phillips Edison Grocery Center Operating Partnership I, L.P., (the “Operating Partnership”), a Delaware limited partnership formed in December 2009. We are a limited partner of the Operating Partnership, and our wholly owned subsidiary, Phillips Edison Grocery Center OP GP I LLC, is the sole general partner of the Operating Partnership.
We invest primarily in well-occupied, grocery-anchored, neighborhood and community shopping centers that have a mix of creditworthy national, regional, and local retailers that sell necessity-based goods and services in strong demographic markets throughout the United States. In addition to managing our own shopping centers, our third-party investment management business provides comprehensive real estate and asset management services to (i) Phillips Edison Grocery Center REIT III, Inc. (“PECO III”), a non-traded publicly registered REIT; (ii) three institutional joint ventures, and (iii) one private fund (collectively, the “Managed Funds”).
On November 16, 2018, we completed a merger (the “Merger”) with Phillips Edison Grocery Center REIT II, Inc. (“REIT II”), a public non-traded REIT that was advised and managed by us, in a 100% stock-for-stock transaction valued at approximately $1.9 billion. We issued 2.04 shares of our common stock in exchange for each issued and outstanding share of REIT II common stock. For a more detailed discussion, see Note 3.
On November 9, 2018, through our direct or indirect subsidiaries, we entered into a joint venture with The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”) and we contributed or sold 17 grocery-anchored shopping centers with a fair value of approximately $359 million at formation to the new joint venture, Grocery Retail Partners I LLC (“GRP I” or the “GRP I joint venture”), in exchange for a 15% ownership interest in GRP I. Northwestern Mutual acquired an 85% ownership interest in GRP I by contributing cash of $167.1 million. As a part of the contribution or sale of the properties to GRP I joint venture, GRP I distributed or paid cash of $161.8 million to us as well as assuming an existing mortgage loan with a book value of $175 million. For a more detailed discussion, see Note 6.
On October 4, 2017, we completed a transaction valued at approximately $1 billion to acquire certain real estate assets and the third-party investment management business of Phillips Edison Limited Partnership (“PELP”) in exchange for stock and cash (the “PELP transaction”). See Note 4 for more detail.
As of December 31, 2018, we wholly-owned fee simple interests in 303 real estate properties. In addition, we owned a 20% equity interest in Necessity Retail Partners (“NRP”), a joint venture that owned 13 properties, and we owned a 15% interest in GRP I, which owned 17 properties, as of December 31, 2018.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Principles of Consolidation—The accompanying consolidated financial statements include our accounts and the accounts of the Operating Partnership and its wholly-owned subsidiaries (over which we exercise financial and operating control). The financial statements of the Operating Partnership are prepared using accounting policies consistent with our accounting policies. All intercompany balances and transactions are eliminated upon consolidation.
Use of Estimates—The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. For example, significant estimates and assumptions have been made with respect to the useful lives of assets; recoverable amounts of receivables; initial valuations of tangible and intangible assets and liabilities, including goodwill, and related amortization periods of deferred costs and intangibles, particularly with respect to property acquisitions; the valuation and nature of derivatives and their effectiveness as hedges; valuations of contingent consideration; and other fair value measurement assessments required for the preparation of the consolidated financial statements. Actual results could differ from those estimates.
Partially-Owned Entities—If we determine that we are an owner in a variable-interest entity (“VIE”), and we hold a controlling financial interest, then we will consolidate the entity as the primary beneficiary. For a partially-owned entity determined not to be a VIE, we analyze rights held by each partner to determine which would be the consolidating party. We will generally consolidate entities (in the absence of other factors when determining control) when we have over a 50% ownership interest in the entity. We will assess our interests in VIEs on an ongoing basis to determine whether or not we are the primary beneficiary. However, we will also evaluate who controls the entity even in circumstances in which we have greater than a 50% ownership interest. If we do not control the entity due to the lack of decision-making abilities, we will not consolidate the entity. We have determined that the Operating Partnership is considered a VIE. We are the primary beneficiary of the VIE and our partnership interest is considered a majority voting interest. As such, we have consolidated the Operating Partnership and its wholly-owned subsidiaries.
Additionally, an Internal Revenue Code (“IRC”) Section 1031 like-kind exchange (“1031 exchange”) entails selling one property and reinvesting the proceeds in one or more properties that are similar in nature, character, or class within 180 days. A reverse 1031 exchange occurs when one or more properties is purchased prior to selling one property to be matched in the like-kind exchange, during which time legal title to the purchased property is held by an intermediary. Because we retain essentially all of the legal and economic benefits and obligations related to the acquisition, we consider the purchased property to be a VIE and therefore we will consolidate the entity as the primary beneficiary.
Noncontrolling Interests—Noncontrolling interests represent the portion of equity that we do not own in the entities we consolidate. We classify noncontrolling interests within permanent equity on our consolidated balance sheets. The amounts of consolidated net earnings attributable to us and to the noncontrolling interests are presented separately on our consolidated statements of operations and comprehensive income (loss), also referred to herein as our “consolidated statements of operations”. For additional information regarding noncontrolling interests, refer to Note 13.
Cash and Cash Equivalents—We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value and may consist of investments in money market accounts and money market funds. The cash and cash equivalent balances at one or more of our financial institutions exceed the Federal Depository Insurance Corporation coverage.
Restricted Cash—Restricted cash primarily consists of cash restricted for the purpose of facilitating a 1031 exchange, escrowed tenant improvement funds, real estate taxes, capital improvement funds, insurance premiums, and other amounts required to be escrowed pursuant to loan agreements. As of December 31, 2018, we had four properties sold as part of facilitating a 1031 exchange. The net proceeds of these sales held as restricted cash with a qualified intermediary totaled $44.3 million.
Investment in Property and Lease Intangibles—Accounting Standards Update (“ASU”) 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business amended existing guidance in order to clarify when an integrated set of assets and activities is considered a business. We adopted ASU 2017-01 on January 1, 2017, and applied it prospectively. Under this guidance, most of our real estate acquisition activity is no longer considered a business combination and is instead classified as an asset acquisition. As a result, most acquisition-related costs that would have been recorded on our consolidated statements of operations prior to adoption are now capitalized and will be amortized over the life of the related assets, and there is no recognition of goodwill. Excluding the PELP transaction, none of our real estate acquisitions in 2018 and 2017 met the definition of a business; therefore, we accounted for all as asset acquisitions.
Real estate assets are stated at cost less accumulated depreciation. The majority of acquisition-related costs are capitalized and allocated to the various classes of assets acquired. These costs are then depreciated over the estimated useful lives associated with the assets acquired. Depreciation is computed using the straight-line method. The estimated useful lives for computing depreciation are generally not to exceed 5-7 years for furniture, fixtures and equipment, 15 years for land improvements and 30 years for buildings and building improvements. Tenant improvements are amortized over the shorter of the respective lease term or the expected useful life of the asset. Major replacements that extend the useful lives of the assets are capitalized, and maintenance and repair costs are expensed as incurred.
We assess the acquisition-date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis and replacement cost) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.
The fair values of buildings and improvements are determined on an as-if-vacant basis. The estimated fair value of acquired in-place leases is the cost we would have incurred to lease the properties to the occupancy level of the properties at the date of acquisition. Such estimates include leasing commissions, legal costs and other direct costs that would be incurred to lease the properties to such occupancy levels. Additionally, we evaluate the time period over which such occupancy levels would be achieved. Such evaluation includes an estimate of the net market-based rental revenues and net operating costs (primarily consisting of real estate taxes, insurance, and utilities) that would be incurred during the lease-up period. Acquired in-place leases as of the date of acquisition are amortized over the weighted-average remaining lease terms.
Acquired above- and below-market lease values are recorded based on the present value (using discount rates that reflect the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of the market lease rates for the corresponding in-place leases. The capitalized above- and below-market lease values are amortized as adjustments to rental income over the remaining terms of the respective leases. We also consider fixed-rate renewal options in our calculation of the fair value of below-market leases and the periods over which such leases are amortized. If a tenant has a unilateral option to renew a below-market lease and we determine that the tenant has a financial incentive to exercise such option, we include such an option in the calculation of the fair value of such lease and the period over which the lease is amortized.
We estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods.
We estimate the fair value of assumed loans payable based upon indications of then-current market pricing for similar types of debt with similar maturities. Assumed loans payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the loan’s outstanding principal balance is amortized over the life of the loan as an adjustment to interest expense. Our accumulated amortization of below-market debt was $3.8 million and $3.7 million as of December 31, 2018 and 2017, respectively.
Real estate assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the individual property may not be recoverable. In such an event, a comparison will be made of the projected operating cash flows of each property on an undiscounted basis to the carrying amount of such property. If deemed unrecoverable on an undiscounted basis, such carrying amount would be adjusted, if necessary, to estimated fair values to reflect impairment in the value of the asset. For additional information regarding real estate asset impairments, refer to Note 18.
Goodwill and Other Intangibles—In the case of a business combination, after identifying all tangible and intangible assets and liabilities, the excess consideration paid over the fair value of the assets and liabilities acquired represents goodwill. We allocate goodwill to the respective reporting units in which such goodwill arises. We evaluate goodwill for impairment when an event occurs or circumstances change that indicate the carrying value may not be recoverable, or at least annually. Our annual testing date is November 30.
We adopted ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, as of January 1, 2018. Therefore, when we perform a quantitative test of goodwill for impairment, we compare the carrying value of net assets to the fair value of the reporting unit. If the fair value of the reporting unit exceeds its carrying amount, we do not consider goodwill to be impaired and no further analysis would be required. If the fair value is determined to be less than its carrying value, the amount of goodwill impairment equals the amount by which the reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.
If impairment indicators arise with respect to non-real estate intangible assets with finite useful lives, we evaluate impairment by comparing the carrying amount of the asset to the estimated future undiscounted cash flows expected to be generated by the asset. If estimated future undiscounted cash flows are less than the carrying amount of the asset, then we estimate the fair value of the asset and compare the estimated fair value to the intangible asset’s carrying value. We recognize any shortfall from carrying value as an impairment loss in the current period.
Estimates of fair value used in our evaluation of goodwill and intangible assets are based upon discounted future cash flow projections, relevant competitor multiples, or other acceptable valuation techniques. These techniques are based, in turn, upon all available evidence including level three inputs (see fair value measurement policy below), such as revenue and expense growth rates, estimates of future cash flows, capitalization rates, discount rates, general economic conditions and trends, or other available market data. Our ability to accurately predict future operating results and cash flows and to estimate and determine fair values impacts the timing and recognition of impairments. While we believe our assumptions are reasonable, changes in these assumptions may have a material impact on our financial results. Based on the results of our analysis, we concluded that goodwill was not impaired for the years ended December 31, 2018 and 2017.
Held for Sale Assets—We consider assets to be held for sale when management believes that a sale is probable within a year. This generally occurs when a sales contract is executed with no substantive contingencies and the prospective buyer has significant funds at risk. Assets that are classified as held for sale are recorded at the lower of their carrying amount or fair value less cost to sell. For additional information regarding assets held for sale, refer to Note 5.
Deferred Financing Expenses—Deferred financing expenses are capitalized and amortized on a straight-line basis over the term of the related financing arrangement, which approximates the effective interest method. Deferred financing expenses related to our term loan facilities and mortgages are in Debt Obligations, Net, while deferred financing expenses related to our revolving credit facility are in Other Assets, Net, on our consolidated balance sheets. The accumulated amortization of deferred financing expenses in Debt Obligations, Net was $8.3 million and $5.4 million as of December 31, 2018 and 2017, respectively.

Fair Value Measurement—Accounting Standard Codification (“ASC”) Topic 820, Fair Value Measurement (“ASC 820”), defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement. Fair value is defined by ASC 820 as the price that would be received at sale for an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:
Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).
Level 3—Unobservable inputs, only used to the extent that observable inputs are not available, reflect our assumptions about the pricing of an asset or liability.
Considerable judgment is necessary to develop estimated fair values of financial and non-financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we did or could actually realize upon disposition of the financial assets and liabilities previously sold or currently held.
Investment in Unconsolidated Joint Ventures—We account for our investments in unconsolidated joint ventures using the equity method of accounting as we exercise significant influence over, but do not control, these entities. These investments were initially recorded at cost and are subsequently adjusted for contributions made to and distributions received from the joint ventures. Earnings or loss from our investments are recognized in accordance with the terms of the applicable joint venture agreements, generally through a pro rata allocation. Under a pro rata allocation, net income or loss is allocated between the partners in the joint ventures based on their respective stated ownership percentages.
To recognize the character of distributions from our unconsolidated joint ventures, we review the nature of cash distributions received for purposes of determining whether such distributions should be classified as either a return on investment, which would be included in operating activities, or a return of investment, which would be included in investing activities on the consolidated statements of cash flows.
On a periodic basis, management assesses whether there are indicators, including the operating performance of the underlying real estate and general market conditions, that the value of our investments in our unconsolidated joint ventures may be impaired. An investment’s value is impaired only if management’s estimate of the fair value of the investment is less than its carrying value and such difference is deemed to be other-than-temporary. To the extent impairment has occurred, the loss is measured as the excess of the carrying amount of the investment over its estimated fair value.
Management’s estimates of fair value are based upon a discounted cash flow model for each specific investment that includes all estimated cash inflows and outflows over a specified holding period. Where applicable, any estimated debt premiums, capitalization rates, discount rates and credit spreads used in these models are based upon rates we believe to be within a reasonable range of current market rates. For additional information regarding our unconsolidated joint ventures, refer to Note 6.
Revenue Recognition—The majority of our revenue is lease revenue derived from our real estate assets. We record these amounts as Rental Income and Tenant Recovery Income on the consolidated statements of operations. These revenue amounts are accounted for under ASC Topic 840, Leases.
We commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space, and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.
If we conclude that we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant allowances funded under the lease are treated as lease incentives, which reduce revenue recognized over the term of the lease. In these circumstances, we begin revenue recognition when the lessee takes possession of the unimproved space to construct their own improvements. We consider a number of different factors in evaluating whether we or the lessee is the owner of the tenant improvements for accounting purposes. These factors include:

•	whether the lease stipulates how and on what a tenant improvement allowance may be spent;

•	whether the tenant or landlord retains legal title to the improvements;

•	the uniqueness of the improvements;

•	the expected economic life of the tenant improvements relative to the length of the lease; and

•	who constructs or directs the construction of the improvements.
We recognize rental income on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of Other Assets, Net. Due to the impact of the straight-line adjustments, rental income generally will be greater than the cash collected in the early years and will be less than the cash collected in the later years of a lease. Our policy for percentage rental income is to defer recognition of contingent rental income until the specified target (i.e. breakpoint) that triggers the contingent rental income is achieved.
Reimbursements from tenants for recoverable real estate taxes and operating expenses are accrued as revenue in the period in which the applicable expenses are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to materially differ from the estimated reimbursements.
We periodically review the collectability of outstanding receivables. Allowances will be recorded for those balances that we deem to be uncollectible, including any amounts relating to straight-line rent receivables and/or receivables for recoverable expenses. As of December 31, 2018 and 2017, the bad debt reserve for uncollectible amounts was $6.0 million and $3.3 million, respectively.
We record lease termination income if there is a signed termination agreement, all of the conditions of the agreement have been met, collectability is reasonably assured and the tenant is no longer occupying the property. Upon early lease termination, we provide for losses related to unrecovered tenant-specific intangibles and other assets.
In addition to our lease-related revenue, we also earn fee revenues by providing services to the Managed Funds. These fees are accounted for within the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), and are recorded as Fees and Management Income on the consolidated statements of operations. We began accounting for our non-lease revenue under ASC 606 upon our adoption of ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), effective January 1, 2018, using the modified retrospective approach. Our adoption of ASU 2014-09 did not result in any retrospective adjustments to prior periods as our previous revenue recognition policies aligned with the updated guidance.
We provide services to the Managed Funds, all of which are considered related parties. These services primarily include asset acquisition and disposition services, asset management, operating and leasing of properties, construction management, and other general and administrative responsibilities. These services are currently provided under various combinations of advisory agreements, property management agreements, and other service agreements (the “Management Agreements”).
The wide variety of duties within the Management Agreements makes determining the performance obligations within the contracts a matter of judgment. We have concluded that each of the separately disclosed fee types in the below table represents a separate performance obligation within the Management Agreements. The table below shows the most significant of these fee types in the Management Agreements:

Fee	Performance Obligation Satisfied	Timing of Payment	Description
Asset Management	Over time	Monthly, in cash and/or ownership units	Because each increment of service is distinct, although substantially the same, revenue is recognized at the end of each reporting period based upon asset base and the applicable rate.
Property Management	Over time	In cash, monthly	Because each increment of service is distinct, although substantially the same, revenue is recognized at the end of each month based on a percentage of the properties’ cash receipts.
Leasing Commissions	Point in time (upon close of a transaction)	In cash, upon completion	Revenue is recognized in an amount equal to the fees charged by unaffiliated persons rendering comparable services in the same geographic location.
Construction Management	Point in time (upon close of a transaction)	In cash, upon completion	Revenue is recognized in an amount equal to the fees charged by unaffiliated persons rendering comparable services in the same geographic location.
Acquisition	Point in time (upon close of a transaction)	In cash, upon close of the transaction	Revenue is recognized based on a percentage of the purchase price of the property acquired.
Disposition	Point in time (upon close of a transaction)	In cash, upon close of the transaction	Revenue is recognized based on a percentage of the disposition price of the property sold.

Due to the nature of the services being provided under our Management Agreements, each performance obligation has a variable component. Therefore, when we determine the transaction price for the contracts, we are required to constrain our estimate to an amount that is not probable of significant revenue reversal. For most of these fee types, such as acquisition fees and leasing commissions, compensation only occurs if a transaction takes place and the amount of compensation is dependent upon the terms of the transaction. For our property and asset management fees, due to the large number and broad range of possible consideration amounts, we determined that we are unable to estimate our revenue until receipt at the end of each month.
In addition to the fees listed above, certain of our Management Agreements include the potential for additional revenues if certain market conditions are in place or certain events take place. We have not recognized revenue related to these fees, nor will we until it is no longer highly probable that there would be a material reversal of revenue.
Additionally, effective January 1, 2018, we adopted the guidance of ASC Topic 610-20, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (“ASC 610-20”), which applies to sales or transfers to non-customers of non-financial assets, or in substance, nonfinancial assets that do not meet the definition of a business. Generally, our sales of real estate would be considered a sale of a non-financial asset as defined by ASC 610-20. Under ASC 610-20, if we determine we do not have a controlling financial interest in the entity that holds the asset and the arrangement meets the criteria to be accounted for as a contract, we would de-recognize the asset and recognize a gain or loss on the sale of the real estate when control of the underlying asset transfers to the buyer. Further, we may defer a tax gain through a 1031 exchange by purchasing another property within a specified time period. For additional information regarding gain on sale of assets, refer to Note 5.
Share-Based Compensation—We account for equity awards in accordance with ASC Topic 718, Compensation—Stock Compensation, which requires that all share based payments to employees and non-employee directors be recognized in the consolidated statements of operations over the requisite service period based on their fair value. Fair value at issuance is determined using the grant date published price of the our stock. For those share-based awards that are settled in cash and recorded as a liability, the fair value and associated expense is adjusted when the published price of our stock changes. Share-based compensation expense for all awards is included in General and Administrative expenses in the our consolidated statements of operations. For more information about our stock based compensation program, see Note 14.

Repurchase of Common Stock—We offer a share repurchase program (“SRP”) which may allow stockholders who participate to have their shares repurchased subject to approval and certain limitations and restrictions. Under our SRP, the maximum amount of common stock that we may redeem during any calendar year is limited, among other things, to 5% of the weighted-average number of shares outstanding during the prior calendar year. The maximum amount is reduced each reporting period by the current year share redemptions to date. In addition, the cash available for repurchases on any particular date, of which the company may use all or a portion, is generally limited to the proceeds from the DRIP during the preceding four fiscal quarters, less amounts already used for repurchases since the start of the same time period. The availability of DRIP proceeds is not a minimum repurchase requirement and we may use all or no portion. The Board of Directors (“Board”) reserves the right at any time to reject any request for repurchase or to further limit the amount repurchased below the DRIP threshold. Shares repurchased pursuant to our SRP are immediately retired upon purchase. Repurchased common stock is reflected as a reduction of stockholders’ equity. Our accounting policy related to share repurchases is to reduce common stock based on the par value of the shares and to reduce capital surplus for the excess of the repurchase price over the par value. Since the inception of the SRP in August 2010, we have had an accumulated deficit balance; therefore, the excess over the par value has been applied to additional paid-in capital. Once we have retained earnings, the excess will be charged entirely to retained earnings.

Segments—As of December 31, 2017, we determined we had two reportable segments: Owned Real Estate and Investment Management. However, based upon the changes in our operations as a result of the Merger, we have determined we have a single reportable segment as of December 31, 2018.
Income Taxes—We have elected to be taxed as a REIT under the IRC. To qualify as a REIT, we must meet a number of organization and operational requirements, including a requirement to annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains. We intend to continue to adhere to these requirements and to maintain our REIT status. As a REIT, we are entitled to a deduction for some or all of the distributions we pay to our stockholders. Accordingly, we are generally subject to U.S. federal income taxes on any taxable income that is not currently distributed to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income taxes and may not be able to qualify as a REIT until the fifth subsequent taxable year.
Notwithstanding our qualification as a REIT, we may be subject to certain state and local taxes on our income or properties. In addition, our consolidated financial statements include the operations of wholly-owned subsidiaries that have jointly elected to be treated as a Taxable REIT Subsidiary (“TRS”) and are subject to U.S. federal, state and local income taxes at regular corporate tax rates. We did not record any tax expense in prior years as 2017 was the first year of existence for the TRS. As a

REIT, we may also be subject to certain U.S. federal excise taxes if we engage in certain types of transactions. For more information regarding our income taxes, see Note 11.
Newly Adopted and Recently Issued Accounting Pronouncements—The following table provides a brief description of newly adopted accounting pronouncements and their effect on our consolidated financial statements:

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2017-09, Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting	This update clarifies guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting.	January 1, 2018	The adoption of this standard did not have a material impact on our consolidated financial statements. We will apply the guidance to any future modifications of share-based compensation awards.
ASU 2017-05, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20)	This update amends existing guidance in order to provide consistency in accounting for the derecognition of a nonfinancial asset.	January 1, 2018
We did not record any cumulative adjustment in connection with the adoption of the new pronouncement as we did not have any outstanding transactions to which this new guidance applies. This guidance did, however, subsequently impact our accounting for the contribution or sale of real estate properties to GRP I in November 2018.

ASU 2017-04, Intangibles - Goodwill and Other: Simplifying the Test for Goodwill Impairment (Topic 350)
This update amends existing guidance in order to simplify impairment testing for goodwill. It is effective for annual reporting periods beginning after January 1, 2021, but early adoption is permitted.
		January 1, 2018	We elected to early adopt this standard and we applied it for our annual impairment test.
ASU 2016-15, Statement of Cash Flows (Topic 230) ASU 2016-18, Statement of Cash Flows (Topic 230)
These updates address the presentation of eight specific cash receipts and cash payments on the statement of cash flows, as well as clarify the classification and presentation of restricted cash on the statement of cash flows.
January 1, 2018
We adopted these ASUs by applying a retrospective transition method which requires a restatement of our consolidated statements of cash flows for all periods presented. With regards to our distributions received from equity-method joint ventures, we have elected the cumulative earnings approach, which did not result in any change to our consolidated financial statements.

ASU 2014-09, Revenue from Contracts with Customers (Topic 606)
This update outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASU 2014-09 states that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” While ASU 2014-09 specifically references contracts with customers, it also applies to certain other transactions such as the sale of real estate or equipment. Expanded quantitative and qualitative disclosures are also required for contracts subject to ASU 2014-09.
January 1, 2018
Our revenue-producing contracts are primarily leases that are not within the scope of this standard. As a result, the adoption of this standard did not have a material impact on our rental or tenant recovery revenue. However, the standard does apply to a majority of our fees and management income. We have evaluated the impact of this standard to fees and management income; it did not have a material impact on our revenue recognition, but we provided additional disclosures around fees and management revenue. We adopted this guidance on a modified retrospective basis.

The following table provides a brief description of recent accounting pronouncements that could have a material effect on our consolidated financial statements:

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2016-02,
Leases (Topic 842):

ASU 2018-01,
Leases (Topic 842):
Land Easement Practical Expedient for Transition to Topic 842;

ASU 2018-10, Codification Improvements to
Topic 842, Leases;
and

ASU 2018-11,
Leases (Topic (842):
Targeted Improvements

ASU 2018-20, Leases (Topic 842): Narrow-Scope Improvements for Lessors

These updates amend existing guidance by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The effective date for annual reporting begins after December 15, 2019, and the following year for interim reporting for nonpublic companies, but early adoption is permitted.

January 1, 2019
In addition to requiring new disclosures within the accompanying notes to the consolidated financial statements, we have identified areas within our accounting policies that will be impacted by the new standard.
This standard impacts the lessor’s ability to capitalize certain costs related to leasing, which will result in a reduction in the amount of execution costs currently being capitalized in connection with leasing activities and an increase to our Property Operating expenses. Specifically, we will not be able to capitalize certain internal costs to execute new leases at our properties. We capitalized $6.2 million and $1.6 million of internal costs for the years ended December 31, 2018 and 2017, respectively, some of which we will continue to capitalize in accordance with the standard. We did not have any internal leasing costs for the year ended December 31, 2016.

This standard also incorporates changes to the process used to determine classification of leases. We expect to adopt the practical expedients available for implementation under the standard. By adopting these practical expedients, we will not be required to reassess (i) whether an expired or existing contract meets the definition of a lease; (ii) the lease classification at the adoption date for existing leases; and (iii) whether the costs previously capitalized as initial direct costs would continue to be amortized. This allows us to continue to classify our existing leases in the manner in which we had previously determined prior to the adoption of the standard. This includes both leases in which we are the lessor as well as leases in which we are the lessee; we are currently party to fewer than 50 leases in which we are the lessee. We also expect to recognize right of use assets and lease liabilities on our consolidated balance sheets related to certain leases where we are the lessee. We currently estimate that these amounts will be less than 1.0% of our total assets on the consolidated balance sheets.

In addition to the aforementioned expedients, the standards also allow a practical expedient to account for non-lease components and related lease components as a single lease component instead of accounting for them separately, if certain conditions are met. We expect to utilize this practical expedient. In so doing, we will be required to apply a straight-line treatment to recognizing income from tenant reimbursements of operating costs to the extent that those tenant reimbursements are fixed with set increases. We do not expect this to have a material impact on our consolidated financial statements.

ASU 2016-13, Financial Instruments - Credit Leases
(Topic 326):
Measurement of Credit Losses on Financial Instruments

ASU 2018-19, Financial Instruments - Credit Losses (Topic 326): Codification Improvements

The amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for public entities in fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted after December 15, 2018.
		January 1, 2020	We are currently evaluating the impact the adoption of this standard will have on our consolidated financial statements.
ASU 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting
The amendments in this update expand the scope of Topic 718: Compensation - Stock Compensation to include share-base payment transactions for acquiring goods and services from non-employees, except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). This update is effective for public business entities for fiscal years beginning after December 15, 2018. Early adoption is permitted.
		January 1, 2019	We currently believe that the adoption of this standard will not have a material impact on our consolidated financial statements.

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2018-13, Fair Value Measurement (Topic 820)
This ASU eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of the FASB’s disclosure framework project. It is effective for annual and interim reporting beginning after December 15, 2019, but early adoption is accepted.
		January 1, 2020	We are currently evaluating the impact the adoption of this standard will have on our consolidated financial statements.
ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40) Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract

This update aligns the requirements for capitalizing implementation costs incurred in hosting arrangements that are service contracts with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The accounting for the service element is not affected by this update. This update also requires the entity to present the expense related to the capitalized implementation costs in the same line item in the statements of income as the fees associated with the hosting element (service) of the arrangement and classify payments for capitalized implementation costs in the statements of cash flows in the same manner as payments made for fees associated with the hosting element. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, although early adoption is permitted.
		January 1, 2020	We are currently evaluating the impact the adoption of this standard will have on our consolidated financial statements.
ASU 2018-16, Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes
This update permits use of the OIS rate based on the SOFR as a US benchmark interest rate for hedge accounting purposes under Topic 815. The purpose of this is to facilitate the LIBOR to SOFR transition and provide sufficient lead time for entities to prepare for changes to interest rate risk hedging strategies for both risk management and hedge accounting purposes. For entities that have not already adopted Accounting Standards Update 2017-12 (ASU 2017-12), the amendments in this update are required to be adopted concurrently with the amendments in ASU 2017-12. For public business entities that have already adopted the amendments in ASU 2017-12, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years.
		January 1, 2019	We currently believe that the adoption of this standard will not have a material impact on our consolidated financial statements.
ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities
This update amends two aspects of the related-party guidance in ASC Topic 810: (1) adds an elective private-company scope exception to the variable interest entity guidance for entities under common control, and (2) specifies that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. For entities other than private companies, the amendments in this update are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. All entities are required to apply the amendments in this update retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted.
		January 1, 2020	We are currently evaluating the impact the adoption of this standard will have on our consolidated financial statements.
ASU 2018-19, Financial Instruments - Credit Losses (Topic 326): Codification Improvements
This update clarifies that receivables arising from operating leases are not within the scope of ASC Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with ASC Topic 842, Leases. For public business entities that file with SEC, this update is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted as of fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.
		January 1, 2020	We are currently evaluating the impact the adoption of this standard will have on our consolidated financial statements.

Reclassifications—The following line items on our consolidated balance sheets for the years ended December 31, 2017 and 2016, were reclassified to conform to current year presentation:

•	Earn-out Liability was reclassified from Accounts Payable and Other Liabilities, and included as Earn-out Liability.

•	Deferred Income was reclassified from Accounts Payable and Other Liabilities, and included as Deferred Income.
The following line items on our consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2017 and 2016, were reclassified to conform to current year presentation:

•	Unrealized (Loss) Gain on Derivatives and Reclassification of Derivative Loss to Interest Expense were reclassified to Change in Unrealized Gain (Loss) on Interest Rate Swaps.

•	Acquisition Expenses was reclassified to General and Administrative.

•	Gain on the Sale of Property, Net was reclassified from Other (Expense) Income, Net and presented as Gain on Sale or Contribution of Property, Net.
The following line items on our consolidated statements of cash flows for the years ended December 31, 2017 and 2016, were reclassified to conform to current year presentation:

•	Net Loss (Gain) on Write-off of Unamortized Capitalized Leasing Commissions, Market Debt Adjustments, and Deferred Financing Expenses were reclassified to Other.

3. MERGER WITH REIT II
On November 16, 2018, we completed the Merger pursuant to the Agreement and Plan of Merger, dated July 17, 2018. We acquired 86 properties as part of this transaction. Under the terms of the Merger, at the time of closing, the following consideration was given in exchange for REIT II common stock (in thousands):

Amount
Fair value of PECO common stock issued(1)	$1,054,745
Fair value of REIT II debt:
Corporate debt	719,181
Mortgages and notes payable	102,727
Derecognition of REIT II management contracts, net(2)	30,428
Transaction costs	11,587
Total consideration and debt activity	1,918,668
Less: debt assumed	464,462
Total consideration	$1,454,206

(1)	The total number of shares of common stock issued was 95.5 million.

(2)	Previously a component of Other Assets, Net.
To complete the Merger, we issued 2.04 shares of our common stock in exchange for each issued and outstanding share of REIT II common stock, which was equivalent to $22.54 based on our most recent estimated value per share (“EVPS”) of $11.05. The exchange ratio was based on a thorough review of the relative valuation of each entity, including factoring in our investment management business as well as each company’s transaction costs.
Upon completion of the Merger, our continuing stockholders owned approximately 71% of the issued and outstanding shares of the Company on a fully diluted basis (determined as if each Operating Partnership unit (“OP unit”) were exchanged for one share of our common stock) and former REIT II stockholders owned approximately 29% of the issued and outstanding shares of the Company on a fully diluted basis (determined as if each OP unit were exchanged for one share of our common stock).
Assets Acquired and Liabilities Assumed—After consideration of all applicable factors pursuant to the business combination accounting rules under ASC 805, Business Combinations (“ASC 805”), including the application of a screen test to evaluate if substantially all the fair value of the acquired properties is concentrated in a single asset or group of similar assets, we have concluded that the Merger qualifies as an asset acquisition.

Additionally, prior to the close of the Merger, all of REIT II’s real properties were managed and leased by us, under the terms of various management agreements. As we had contractual relationships with REIT II, we considered the provisions of ASC 805 regarding the settlement of pre-existing relationships. This guidance provides that a transaction that in effect settles pre-existing relationships between the acquirer and acquiree should be evaluated under the guidance set forth in ASC 805 for possible gain/loss recognition.
In applying the relevant guidance to the settlement of our contractual relationships with REIT II, we noted that the provisions of the various agreements provided both parties to each of the agreements with substantial termination rights. The agreements permitted either party to terminate without cause or penalty upon prior written notice within a specified number of days’ notice. Therefore, we determined that the termination of the agreements did not result in a settlement gain or loss under the relevant guidance, and thus no gain or loss was recorded in the consolidated financial statements.
Prior to the consummation of the Merger, we did, however, have an existing intangible asset related to our acquisition of certain management contracts between PELP and REIT II during the PELP transaction. Because this relationship was internalized as part of the Merger, we derecognized the carrying value of these intangible assets upon completion of the Merger and have included the derecognized contract value of $30.4 million in our calculation of total consideration in the table above.
As of December 31, 2018, we have capitalized approximately $11.6 million in costs related to the Merger. The following table summarizes the final purchase price allocation based on a valuation report prepared by a third-party valuation specialist that was subject to management’s review and approval (in thousands):

Amount
Assets:
Land and improvements	$561,100
Building and improvements	1,198,884
Intangible lease assets	197,384
Fair value of unconsolidated joint venture	16,470
Cash and cash equivalents	354
Restricted cash	5,159
Accounts receivable and other assets	33,045
Total assets acquired	2,012,396
Liabilities:
Debt assumed	464,462
Intangible lease liabilities	60,421
Accounts payable and other liabilities	33,307
Total liabilities assumed	558,190
Net assets acquired	$1,454,206
The allocation of the purchase price is based on management’s assessment, which requires a significant amount of judgment and represents management’s best estimate of the fair value as of the acquisition date.
Intangible Assets and Liabilities—The fair value and weighted-average amortization periods for the intangible assets and liabilities acquired in the Merger are as follows (dollars in thousands, useful life in years):

	Fair Value	Weighted-Average Useful Life
In-place leases	$181,916	13
Above-market leases	15,468	7
Below-market leases	(60,421)	17

4. PELP ACQUISITION
On October 4, 2017, we completed the PELP transaction. The PELP transaction was approved by the independent special committee of our Board, which had retained independent financial and legal advisors. It was also approved by our stockholders, as well as PELP’s partners. Under the terms of this transaction, at the time of purchase, the following consideration was given in exchange for the contribution of PELP’s ownership interests in 76 shopping centers, its third-party investment management business, and its captive insurance company (in thousands):

Amount
Fair value of OP units issued	$401,630
Debt assumed:
Corporate debt	432,091
Mortgages and notes payable	72,649
Cash payments	30,420
Fair value of earn-out	38,000
Total consideration	974,790
PELP debt repaid by the Company on the transaction date	(432,091)
Net consideration	$542,699
We issued 39.4 million OP units with an estimated fair value per unit of $10.20 at the time of the transaction. Certain of our executive officers who received OP units as part of the PELP transaction entered into an agreement which provides that they will not transfer their OP Units for either two or three years following the closing. The remaining holders of the OP units are subject to the terms of exchange for shares of common stock outlined in the Fourth Amended and Restated Agreement of Limited Partnership, which is further described in Note 13.
The terms of the transaction also include an earn-out structure with an opportunity for up to an additional 12.5 million OP units to be issued if certain milestones are achieved. The milestones are related to a liquidity event for our stockholders and fundraising targets in Phillips Edison Grocery Center REIT III, Inc. (“PECO III”), of which PELP was a co-sponsor. The estimated fair value of this earn-out was recorded as $38 million as of the transaction date and is presented in Accounts Payable and Other Liabilities on the consolidated balance sheets. We will estimate the fair value of this earn-out liability at each reporting date during the contingency period and record any changes to our consolidated statement of operations. As of December 31, 2018, the fair value of the earn-out liability was $39.5 million.
As part of the transaction, we entered into a tax protection agreement with certain recipients of OP Units. Under the agreement, we will provide certain protections with respect to tax matters for a period of ten years commencing at the closing date. These protections include indemnification for certain tax liabilities incurred in connection with certain taxable transfers of contributed properties, failure to comply with certain obligations related to nonrecourse liability allocations and debt guarantee opportunities, and certain fundamental transactions. These fundamental transactions mean with respect to any contributed entity, a merger, combination, consolidation, or similar transaction (including a transfer of all or substantially all of the assets of such entity).
Immediately following the closing of the PELP transaction, our stockholders owned approximately 80.6% and former PELP stockholders owned approximately 19.4% of the combined company.
Assets Acquired and Liabilities Assumed—After consideration of all applicable factors pursuant to the business combination accounting rules under ASC 805, we have concluded that the PELP transaction qualifies as a business combination under GAAP.
Additionally, prior to the close of the PELP transaction, all of PELP’s real properties were managed and leased by us, under the terms of various management agreements. As we had contractual relationships with PELP, we considered the provisions of ASC 805 regarding the settlement of pre-existing relationships. This guidance provides that a transaction that in effect settles pre-existing relationships between the acquirer and acquiree should be evaluated under the guidance set forth in ASC 805 for possible gain/loss recognition.
In applying the relevant guidance to the settlement of our contractual relationships with PELP, we noted that the provisions of the various agreements provided both parties to each of the agreements with substantial termination rights. The agreements permitted either party to terminate without cause or penalty upon prior written notice within a specified number of days’ notice. Therefore, we determined that the termination of the agreements did not result in a settlement gain or loss under the relevant guidance, and thus no gain or loss was recorded in the consolidated financial statements.

The following table summarizes the final purchase price allocation based on a valuation report prepared by a third-party valuation specialist that was subject to management’s review and approval (in thousands):

Amount
Assets:
Land and improvements	$269,140
Building and improvements	574,154
Intangible lease assets	93,506
Cash and cash equivalents	5,930
Accounts receivable and other assets	42,426
Management contracts	58,000
Goodwill	29,085
Total assets acquired	1,072,241
Liabilities:
Accounts payable and other liabilities	48,342
Acquired below-market leases	49,109
Total liabilities assumed	97,451
Net assets acquired	$974,790
The allocation of the purchase price is based on management’s assessment, which requires a significant amount of judgment and represents management’s best estimate of the fair value as of the acquisition date. We had an immaterial decrease in goodwill during the year ended December 31, 2018, as the result of a measurement period adjustment.
Intangible Assets and Liabilities—The fair value and weighted-average amortization periods for the intangible assets and liabilities acquired in the PELP transaction are as follows (dollars in thousands, useful life in years):

	Fair Value	Weighted-Average Useful Life
Management contracts(1)	$58,000	5
In-place leases	83,305	9
Above-market leases	10,201	7
Below-market leases	(49,109)	13

(1)
In connection with the Merger, we derecognized management contracts associated with REIT II in the amount of $39.3 million. We also derecognized the associated accumulated amortization of $8.9 million, resulting in a net derecognition of $30.4 million.

Goodwill—In connection with the PELP transaction, we recorded goodwill of $29.1 million as a result of the consideration exceeding the fair value of the net assets acquired. Goodwill represents the estimated future benefits arising from other assets acquired that could not be individually identified and separately recognized. This goodwill is not deductible for tax purposes. The goodwill recorded represents our management structure and its ability to generate additional opportunities for revenue and raise additional funds.
Results of Operations—The consolidated net assets and results of operations of PELP’s contributions are included in the consolidated financial statements from the transaction date going forward and resulted in the following impact to our consolidated statements of operations (in thousands):

	2018	2017
Revenues	$85,168	$21,202
Net (loss) income	(37,895)	1,297
Acquisition Costs—We incurred approximately $17.0 million of costs related to the PELP transaction, $15.7 million of which was incurred during 2017, and are recorded as Transaction Expenses on the consolidated statements of operations. We also incurred $1.3 million of costs related to the PELP transaction during 2016, which are recorded in General and Administrative on the consolidated statements of operations.

Pro Forma Results (Unaudited)—The following unaudited pro forma information summarizes selected financial information from our combined results of operations, as if the PELP transaction had occurred on January 1, 2016. These results contain certain, nonrecurring adjustments, such as the elimination of transaction expenses incurred related to the PELP transaction and the elimination of intercompany activity related to creating an internalized management structure. This pro forma information is presented for informational purposes only, and may not be indicative of what actual results of operations would have been had the PELP transaction occurred at the beginning of the period, nor does it purport to represent the results of future operations.

(in thousands)	2017	2016
Pro forma revenues	$402,898	$400,089
Pro forma net income (loss) attributable to stockholders	1,982	(3,956)

5. REAL ESTATE ACQUISITIONS AND DISPOSITIONS
Acquisitions—During the year ended December 31, 2018, we acquired 91 grocery-anchored shopping centers, including 86 shopping centers through the Merger (see Note 3 for more detail) and five grocery-anchored shopping centers outside of the Merger. We also acquired two land parcels adjacent to properties we currently own for approximately $1.0 million during the year ended December 31, 2018. During the year ended December 31, 2017, we acquired 84 shopping centers, including 76 shopping centers through the PELP transaction (see Note 4 for more detail) and eight grocery-anchored shopping centers outside of the PELP transaction. All of the 2018 and 2017 acquisitions, excluding those acquired in the PELP transaction in 2017, were classified as asset acquisitions. As such, most acquisition-related costs were capitalized and have been included in the total purchase prices shown below.
The following table summarizes our real estate assets acquired during the year ended December 31, 2018 (excluding properties related to the Merger; dollars in thousands):

Property Name	Location	Anchor Tenant	Acquisition Date	Purchase Price		Leased % of Rentable Square Feet at Acquisition
Shoppes of Lake Village	Leesburg, FL	Publix	2/26/2018	$8,423		71.3%
Sierra Vista Plaza	Murrieta, CA	Stater Brothers(1)	9/28/2018	22,151		81.0%
Wheat Ridge Marketplace	Wheat Ridge, CO	Safeway	10/3/2018	18,684	(2)	90.1%
Atlantic Plaza	North Reading, MA	Stop & Shop	11/9/2018	27,250		95.9%
Cinco Ranch at Market Center	Katy, TX	Target(1)	12/12/2018	21,359		96.0%

(1)	Stater Brothers and Target are in a portion of the shopping centers that we do not own.

(2)	The purchase price includes the fair value of debt assumed as part of the acquisition.
During the year ended December 31, 2017, we acquired the following real estate assets (excluding properties related to the PELP transaction; dollars in thousands):

Property Name	Location	Anchor Tenant	Acquisition Date	Purchase Price		Leased % of Rentable Square Feet at Acquisition
Atwater Marketplace	Atwater, CA	Save Mart	2/10/2017	$15,047		94.6%
Rocky Ridge Station	Roseville, CA	Sprouts	4/18/2017	37,269	(1)	96.3%
Greentree Station	Racine, WI	Pick ‘n Save	5/5/2017	12,330		90.3%
Titusville Station	Titusville, FL	Publix	6/15/2017	13,830		71.7%
Sierra Station	Corona, CA	Ralph’s	6/20/2017	29,175	(1)	94.0%
Hoffman Village Station	Hoffman Estates, IL	Mariano’s	9/5/2017	34,923		93.1%
Winter Springs(2)	Winter Springs, FL	Publix	10/20/2017	24,976		91.9%
Flynn Crossing(2)	Alpharetta, GA	Publix	10/26/2017	23,806		96.4%

(1)	The purchase price includes the fair value of debt assumed as part of the acquisition.

(2)	These properties were contributed or sold to the GRP I joint venture in November 2018.

The fair value at acquisition and weighted-average useful life for in-place, above-market, and below-market lease intangibles acquired as part of the transactions above during the years ended December 31, 2018 and 2017, are as follows (dollars in thousands, weighted-average useful life in years):

	2018		2017
	Fair Value	Weighted-Average Useful Life	Fair Value	Weighted-Average Useful Life
In-place leases	$9,239	8	$17,740	13
Above-market leases	1,045	9	1,314	6
Below-market leases	(2,736)	15	(5,736)	18
Dispositions—The following table summarizes our real estate disposition activity, excluding properties contributed or sold to GRP I, for the years ended December 31, 2018 and 2017 (dollars in thousands):

	2018	2017
Number of properties sold	8	1
Gross proceeds on sale of properties	$82,145	$6,486
Gain on sale of properties, net	16,757	1,760
Property Held for Sale—As of December 31, 2018, two properties were classified as held for sale, as they were under contract to sell, with no substantive contingencies, and the prospective buyers had significant funds at risk. Both properties were disposed of subsequent to December 31, 2018. A summary of assets and liabilities for the properties held for sale as of December 31, 2018, is below (in thousands):

2018
ASSETS
Total investment in real estate assets, net	$16,889
Other assets, net	475
Total assets	$17,364
LIABILITIES
Below-market lease liabilities, net	$208
Accounts payable and other liabilities	388
Total liabilities	$596

6. INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES
Grocery Retail Partners I—On November 9, 2018, through our direct and indirect subsidiaries, we entered into a joint venture with Northwestern Mutual, pursuant to which we contributed 14 and sold 3 grocery-anchored shopping centers with a fair value of approximately $359 million to the new joint venture, GRP I, in exchange for a 15% ownership interest in GRP I. Northwestern Mutual acquired an 85% ownership interest in GRP I by contributing cash of $167.1 million. As a part of the transaction, GRP I distributed or paid cash of $161.8 million to us as well as assumed an existing portfolio mortgage loan of $175 million with a fair value of $165.0 million to which we are the non-recourse carveout guarantor and environmental indemnitor (see Note 16 for more detail). We recognized a gain of $92.5 million on the transaction which is recorded as Gain on Sale or Contribution of Property, Net on the statement of operations.
Necessity Retail Partners—In connection with the Merger, we assumed a 20% equity interest in NRP. NRP was initially formed in March 2016 between REIT II and an affiliate of TPG Real Estate and is set to expire seven years after the date of the joint venture contribution agreement (the “NRP Joint Venture Agreement”) unless otherwise extended by the members. The NRP Joint Venture Agreement requires a contribution of up to $50 million to the joint venture. Of the maximum $50 million contribution, approximately $17.5 million was previously contributed by REIT II prior to the Merger.
Our investment in NRP differs from our proportionate share of the entities' underlying net assets due to basis differences of $6.2 million arising from the Merger and recording the investment at fair value. These amounts are amortized starting at the date of the Merger and recorded as an offset to earnings from the joint venture in Other (Expense) Income, Net on our consolidated statements of operations. The remaining unamortized balance as of December 31, 2018 was $6.0 million.

The following table summarizes the activity related to our unconsolidated joint ventures as of December 31, 2018 (dollars in thousands):

	December 31, 2018
	GRP I	NRP
Ownership percentage	15%	20%
Number of shopping centers	17	13
Investment balance	$29,453	$16,198
Distributions after formation or assumption	—	200
Loss from unconsolidated joint ventures, net	35	250

7. INTANGIBLE ASSETS AND LIABILITIES
Intangible Assets and Liabilities—Intangible assets and liabilities consisted of the following as of December 31, 2018 and 2017, excluding amounts related to intangible assets and liabilities classified as held for sale (in thousands):

	2018		2017
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Management contracts	$18,739	$(4,685)	$58,000	$(2,900)
In-place leases	464,721	(142,525)	313,432	(123,314)
Above-market leases	67,140	(28,979)	53,524	(24,631)
Below-market lease liabilities	(164,839)	33,280	(118,012)	27,388
Summarized below is the amortization recorded on the intangible assets and liabilities for the years ended December 31, 2018, 2017, and 2016 (in thousands):

	2018	2017	2016
Management contracts	$10,618	$2,900	$—
In-place leases	37,101	30,966	28,812
Above-market leases	6,112	5,188	5,228
Below-market lease liabilities	(10,061)	(7,133)	(6,436)
Estimated future amortization of the respective intangible assets and liabilities as of December 31, 2018, excluding estimated amounts related to intangible assets and liabilities classified as held for sale, for each of the next five years is as follow (in thousands):

	Management Contracts	In-Place Leases	Above-Market Leases	Below-Market Leases
2019	$3,748	$43,286	$7,515	$(11,959)
2020	3,748	38,104	7,039	(11,415)
2021	3,748	34,129	6,205	(10,652)
2022	2,810	31,012	5,189	(9,951)
2023	—	26,752	4,366	(9,133)
Goodwill—In connection with the PELP transaction, we recorded goodwill of approximately$29.1 million. During the year ended December 31, 2018, we did not record any impairments to goodwill. For more information regarding goodwill from the PELP transaction, see Note 4.

8. OTHER ASSETS, NET
The following is a summary of Other Assets, Net outstanding as of December 31, 2018 and 2017, excluding amounts related to assets classified as held for sale (in thousands):

	2018	2017
Other assets, net:
Deferred leasing commissions and costs	$32,957	$29,055
Deferred financing expenses	13,971	13,971
Office equipment, including capital lease assets, and other	14,315	10,308
Total depreciable and amortizable assets	61,243	53,334
Accumulated depreciation and amortization	(24,382)	(17,121)
Net depreciable and amortizable assets	36,861	36,213
Accounts receivable, net	56,104	41,211
Deferred rent receivable, net	21,261	18,201
Derivative asset	29,708	16,496
Investment in affiliates	700	902
Other	8,442	5,425
Total other assets, net	$153,076	$118,448

9. DEBT OBLIGATIONS
The following is a summary of the outstanding principal balances and interest rates, which include the effect of derivative financial instruments, on our debt obligations as of December 31, 2018 and 2017 (in thousands):

	Interest Rate(1)	2018	2017
Revolving credit facility	3.86%	$73,359	$61,569
Term loans	2.06%-4.59%	1,858,410	1,140,000
Secured loan facilities	3.52%	195,000	370,000
Mortgages and other	3.45%-7.91%	334,669	246,217
Assumed market debt adjustments, net		(4,571)	5,254
Deferred financing expenses, net		(18,041)	(16,042)
Total		$2,438,826	$1,806,998

(1)	Interest rates are as of December 31, 2018.
Revolving Credit Facility—We have a revolving credit facility of $500 million with availability of $426.2 million, which is net of current issued letters of credit, as of December 31, 2018. The revolving credit facility has an interest rate of LIBOR plus a spread of 1.4%. The maturity date is October 2021, with additional options to extend the maturity to October 2022. The gross borrowings under our revolving credit facility were $475.4 million, $437.0 million, and $590.8 million during the years ended December 31, 2018, 2017, and 2016, respectively. The gross payments were $463.6 million, $552.4 million, and $554.8 million during the years ended December 31, 2018, 2017, and 2016, respectively.
Term Loans—We have eight unsecured term loans with maturities ranging from 2020 to 2025. Our term loans have interest rates of LIBOR plus interest rate spreads based on our leverage ratios. With the exception of $245.5 million, all of these rates have been fixed through the use of interest rate swaps.
Of the eight term loans, we assumed three as part of the Merger with a fair value of $361.7 million. Additionally, at the closing of the Merger, we established two term loans for $300 million and $100 million maturing in November 2023 and May 2024, respectively. We also exercised an accordion feature on an existing term loan maturing in May 2025, adding $157.5 million in new debt, with an additional $60 million available.
As of December 31, 2018 and 2017 the weighted-average interest rate on our term loans was 3.5% and 3.0%, respectively.
Secured Debt—Our secured debt includes a facility secured by 14 properties, mortgage loans secured by individual properties, and capital leases. At the closing of the Merger, we assumed $102.3 million in mortgage loans. We contributed $175 million of our secured debt to GRP I in November 2018. In connection with the debt contributed to GRP I, we wrote-off deferred financing expenses of $2.1 million. The interest rates on our secured debt are fixed. As of December 31, 2018 and 2017 our weighted average interest rate for our secured debt was 4.4% and 4.1%, respectively.

As of December 31, 2018 and 2017, the weighted-average interest rate for our debt obligations was 3.5% and 3.4%, respectively.
The allocation of total debt between fixed-rate and variable-rate as well as between secured and unsecured, excluding market debt adjustments and deferred financing expenses, as of December 31, 2018 and 2017, is summarized below (in thousands):

	2018	2017
As to interest rate:(1)
Fixed-rate debt	$2,216,669	$1,608,217
Variable-rate debt	244,769	209,569
Total	$2,461,438	$1,817,786
As to collateralization:
Unsecured debt	$1,931,769	$1,202,476
Secured debt	529,669	615,310
Total	$2,461,438	$1,817,786

(1)	Includes the effects of derivative financial instruments (see Notes 10 and 18).
Below is our maturity schedule with the respective principal payment obligations, excluding market debt adjustments and deferred financing expenses (in thousands):

	2019	2020	2021	2022	2023	Thereafter	Total
Revolving credit facility	$—	$—	$73,359	$—	$—	$—	$73,359
Term loans	—	170,910	125,000	375,000	300,000	887,500	1,858,410
Secured debt	9,523	9,999	87,688	61,903	79,570	280,986	529,669
Total	$9,523	$180,909	$286,047	$436,903	$379,570	$1,168,486	$2,461,438

10. DERIVATIVES AND HEDGING ACTIVITIES
Risk Management Objective of Using Derivatives—We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposure to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of our debt funding, and through the use of derivative financial instruments. Specifically, we enter into interest rate swaps to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Our derivative financial instruments are used to manage differences in the amount, timing, and duration of our known or expected cash receipts and our known or expected cash payments principally related to our investments and borrowings.
Cash Flow Hedges of Interest Rate Risk—Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for our making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.
The changes in the fair value of derivatives designated, and that qualify, as cash flow hedges are recorded in AOCI and are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the years ended December 31, 2018 and 2017, such derivatives were used to hedge the variable cash flows associated with certain variable-rate debt.
Amounts reported in AOCI related to these derivatives will be reclassified to Interest Expense, Net as interest payments are made on the variable-rate debt. During the next twelve months, we estimate that an additional $6.2 million will be reclassified from Other Comprehensive Income (Loss) as a decrease to Interest Expense, Net.
The following is a summary of our interest rate swaps that were designated as cash flow hedges of interest rate risk as of December 31, 2018 and 2017 (notional amounts in thousands):

	2018	2017
Count	12	6
Notional amount	$1,687,000	$992,000
Fixed LIBOR	0.7% - 2.9%	1.2% - 2.2%
Maturity date	2019 - 2025	2019 - 2024

We assumed five hedges with a notional amount of $570 million as a part of the Merger, and also entered into one new hedge in November 2018 with a notional amount of $125 million. The fair value of the five hedges assumed was $14.7 million and is amortized over the remaining lives and recorded in interest expense, net.
The table below details the nature of the gain or loss recognized on interest rate derivatives designated as cash flow hedges in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2018, 2017, and 2016 (in thousands):

	2018	2017	2016
Amount of (loss) gain recognized in OCI on derivatives	$(895)	$2,770	$6,979
Amount of (gain) loss reclassified from AOCI into interest expense	(3,261)	1,810	3,586
Credit-risk-related Contingent Features—We have agreements with our derivative counterparties that contain provisions where, if we default, or are capable of being declared in default, on any of our indebtedness, we could also be declared to be in default on our derivative obligations. As of December 31, 2018, the fair value of our derivatives in a net liability position, which included accrued interest but excluded any adjustment for nonperformance risk related to these agreements, was approximately $3.6 million. As of December 31, 2018, we had not posted any collateral related to these agreements and were not in breach of any agreement provisions. If we had breached any of these provisions, we could have been required to settle our obligations under the agreements at their termination value of $3.6 million.

11. INCOME TAXES
We have elected to be taxed as a REIT under the Internal Revenue Code. To qualify as a REIT, we must meet a number of organization and operational requirements, including a requirement to annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains. We intend to continue to adhere to these requirements and to maintain our REIT status. As a REIT, we are entitled to a deduction for some or all of the distributions we pay to our stockholders. Accordingly, we are generally subject to U.S. federal income taxes on any taxable income that is not currently distributed to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income taxes and may not be able to qualify as a REIT until the fifth subsequent taxable year following the year of disqualification.
Notwithstanding our qualification as a REIT, we may be subject to certain state and local taxes on our income or properties. In addition, our consolidated financial statements include the operations of certain wholly owned subsidiaries that have jointly elected to be treated as a TRS and are subject to U.S. federal, state and local incomes taxes at regular corporate tax rates. As a REIT, we may also be subject to certain U.S. federal excise taxes if we engage in certain types of transactions.
Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates in effect for the year in which these temporary differences are expected to reverse. Deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including future reversal of existing taxable temporary differences, the magnitude and timing of future projected taxable income and tax planning strategies. We believe, based on available evidence, it is not more likely than not that our net deferred tax assets will be realized in future periods and, therefore, have recorded a valuation allowance equal to the net deferred tax asset balance.

The following is a summary of our deferred tax assets and liabilities as of December 31, 2018 and 2017 (in thousands):

	2018	2017
Deferred tax assets:
Accrued compensation	$5,338	$4,264
Accrued expenses	210	12
Net operating loss (“NOL”) carryforward	1,239	667
Other	566	106
Gross deferred tax assets	7,353	5,049
Less: valuation allowance	(3,822)	(3,277)
Total deferred tax asset	3,531	1,772
Deferred tax liabilities:
Depreciation and amortization	(3,292)	(1,638)
Prepaid expenses	(239)	(134)
Total deferred tax liabilities	(3,531)	(1,772)
Net deferred tax asset	$—	$—
Our deferred tax assets and liabilities result from the activities of the TRS. The TRS have a federal net operating loss carryforward of $5.4 million. Of this amount, $4.8 million was generated in 2017 and will expire in 2037 if the net operating loss is not utilized. The net operating loss of $0.6 million generated in 2018 can be carried forward indefinitely. As of December 31, 2018, the TRS have state net operating loss carryforwards of $2.2 million, which will expire as determined under each state's statute.
Differences between the net income presented on the consolidated statements of operations and taxable income primarily related to the timing of the recognition of gain or loss on the sale of investment properties for financial reporting purposes and tax reporting and the differences in recognition of revenues and expenses for both financial reporting and tax reporting.
The following table reconciles Net Income (Loss) Attributable to Stockholders to REIT taxable income before the dividends paid deduction for the years ended December 31, 2018, 2017 and 2016 (in thousands):

	2018	2017	2016
Net income (loss) attributable to stockholders	$39,138	$(38,391)	$8,932
Net (income) loss from TRS	(1,171)	4,248	—
Net income (loss) attributable to REIT operations	37,967	(34,143)	8,932
Book/tax differences	33,858	72,824	24,771
REIT taxable income subject to 90% dividend requirement	$71,825	$38,681	$33,703
The Company's distributions to its stockholders for the years ended December 31, 2018, 2017 and 2016, respectively, have exceeded 100% of the REIT taxable income.
The tax composition of our distributions declared for the years ended December 31, 2018 and 2017 was as follows:

	2018	2017
Common stock
Ordinary dividends	27.7%	28.6%
Non-dividend distributions	45.5%	70.9%
Capital gain distributions	26.8%	0.5%
Total distributions per share	100.0%	100.0%
Income tax benefits from uncertain tax positions are recognized in the financial statements only if we believe it is more likely than not that the uncertain tax position will be sustained based solely on the technical merits of the tax position and consideration of the relevant taxing authority's widely understood administrative practices and precedents. We do not believe that we have any uncertain tax positions at December 31, 2018 and 2017.
The statute of limitations for the federal income tax returns remain open for the 2015 through 2017 tax years. The statute of limitations for state income tax returns remain open in accordance with each state's statute.
Interest and penalties related to income taxes are immaterial to the consolidated financial statements. Our accounting policy is to classify interest and penalties as a component of income tax expense. No interest and penalties were accrued by the Company at December 31, 2018 and 2017.

12. COMMITMENTS AND CONTINGENCIES
Leases—Our leases primarily consist of short- and long-term operating leases for office space and equipment, as well as long-term ground leases at certain of our properties. Total rental expense for long-term operating leases was approximately $1.3 million for the year ended December 31, 2018. Minimum rental commitments under noncancelable operating leases as of December 31, 2018, were as follows (dollars in thousands):

Year	Amount
2019	$1,450
2020	969
2021	537
2022	510
2023	352
Thereafter	391
Total	$4,209
Litigation—We are involved in various claims and litigation matters arising in the ordinary course of business, some of which involve claims for damages. Many of these matters are covered by insurance, although they may nevertheless be subject to deductibles or retentions. Although the ultimate liability for these matters cannot be determined, based upon information currently available, we believe the resolution of such claims and litigation will not have a material adverse effect on our consolidated financial statements.
Environmental Matters—In connection with the ownership and operation of real estate, we may potentially be liable for costs and damages related to environmental matters. In addition, we may own or acquire certain properties that are subject to environmental remediation. Depending on the nature of the environmental matter, the seller of the property, a tenant of the property, and/or another third party may be responsible for environmental remediation costs related to a property. Additionally, in connection with the purchase of certain properties, the respective sellers and/or tenants may agree to indemnify us against future remediation costs. We also carry environmental liability insurance on our properties that provides limited coverage for any remediation liability and/or pollution liability for third-party bodily injury and/or property damage claims for which we may be liable. We are not aware of any environmental matters which we believe are reasonably likely to have a material effect on our consolidated financial statements.
Captive Insurance—As part of the PELP transaction, we acquired a captive insurance company, Silver Rock Insurance, Inc. (“Silver Rock”), from PELP. Silver Rock provides general liability insurance, wind, reinsurance, and other coverage to us, PECO III, PELP, and certain related party joint ventures. We capitalize Silver Rock in accordance with applicable regulatory requirements.
Silver Rock established annual premiums based on the past loss experience of the insured properties. An independent third party was engaged to perform an actuarial estimate of projected future claims, related deductibles, and projected future expenses necessary to fund associated risk management programs. Premiums paid to Silver Rock may be adjusted based on this estimate. Premiums paid to Silver Rock may be reimbursed by tenants pursuant to specific lease terms.
As of December 31, 2018, we had three cash collateralized letters of credit outstanding totaling approximately $6.7 million to provide security for our obligations under our insurance and reinsurance contracts.
The following is a summary of the activities in the liability for unpaid losses, which is recorded in Accounts Payable and Other Liabilities on our consolidated balance sheets, for the years ended December 31, 2018 and 2017 (in thousands):

	2018	2017(1)
Beginning balances	$4,883	$4,339
Incurred related to:
Current year	156	452
Prior years	948	898
Total incurred	1,104	1,350
Paid related to:
Current year	13	81
Prior years	516	725
Total paid	529	806
Liabilities for unpaid losses as of December 31	$5,458	$4,883
(1) Balance for 2017 began on October 4, 2017, the date of PELP transaction.

13. EQUITY
General— The holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including election of the Board. Our charter does not provide for cumulative voting in the election of directors.
On May 9, 2018, our Board increased the EVPS of our common stock to $11.05 based substantially on the estimated market value of our portfolio of real estate properties and our third-party investment management business as of March 31, 2018. We engaged a third-party valuation firm to provide a calculation of the range in EVPS of our common stock as of March 31, 2018, which reflected certain balance sheet assets and liabilities as of that date. Previously, on November 8, 2017, our Board increased the EVPS of our common stock to $11.00 from $10.20 based substantially on the estimated market value of our portfolio of real estate properties and our third-party investment management business as of October 5, 2017, the first full business day after the closing of the PELP transaction.
Shares of our common stock are issued under the DRIP and redeemed under the SRP, as discussed below, at the same price as the EVPS in effect at the time of issuance or redemption.
Dividend Reinvestment Plan—The DRIP allows stockholders to invest distributions in additional shares of our common stock, subject to certain limits. Stockholders who elect to participate in the DRIP may choose to invest all or a portion of their cash distributions in shares of our common stock at a price equal to our most recent estimated value per share. In connection with the Merger (see Note 3), the DRIP was temporarily suspended for the month of July 2018; therefore, all DRIP participants received their July 2018 distribution in cash rather than in stock. The DRIP resumed in August 2018, with the distribution paid in September 2018.
Stockholders who elect to participate in the DRIP, and who are subject to U.S. federal income taxation laws, will incur a tax liability on an amount equal to the fair value on the relevant distribution date of the shares of our common stock purchased with reinvested distributions, even though such stockholders have elected not to receive the distributions in cash.
Share Repurchase Program—Our SRP provides an opportunity for stockholders to have shares of common stock repurchased, subject to certain restrictions and limitations, at a price equal to our most recent estimated value per share. In connection with the Merger, the SRP was also temporarily suspended for the month of July 2018, and resumed in August 2018.
In 2018 and 2017, repurchase requests surpassed the funding limits under the SRP. Approximately 4.9 million shares of our common stock were repurchased under the SRP during the year ended December 31, 2018. Repurchase requests in connection with a stockholder’s death, “qualifying disability”, or “determination of incompetence” were completed in full. The remaining repurchase requests that were in good order were fulfilled on a pro rata basis. As of December 31, 2018, we had 2.4 million shares of unfulfilled repurchase requests. Due to the program’s funding limits, no funds will be available for the first quarter of 2019. The next availability is expected to be at the end of July 2019. Under the terms of the SRP, the availability of DRIP proceeds is not a minimum repurchase requirement and we may use all or no portion of the proceeds available.
The next standard repurchase of the Company is expected to be in July 2019. At that time, should the demand for standard redemptions exceed the funding the Company makes available for repurchases, for which the Company may use all or a portion, the Company is expected to make pro-rata redemptions. Following that standard repurchase, standard repurchase requests that are on file with the Company and in good order that have not been fully executed (due to pro-rata redemptions) will remain on file for future redemptions.
Convertible Noncontrolling Interests—As of December 31, 2018 and 2017, we have approximately 44.5 million units of outstanding OP units. Additionally, certain of our outstanding restricted share and performance share awards will result in the issuance of OP units upon vesting in future periods. These are included in the outstanding unvested award totals disclosed in Note 14.
As part of the PELP transaction, we issued 39.4 million OP units that are classified as noncontrolling interests. Prior to the PELP transaction, the Operating Partnership also issued limited partnership units that were designated as Class B units for asset management services provided by an affiliate of PELP. In connection with the PELP transaction, Class B units were no longer issued for asset management services subsequent to September 2017. Upon closing of the PELP transaction and termination of the advisory agreement, we determined the economic hurdle required for vesting had been met, and all outstanding Class B units vested and were converted to OP units. As such, we recorded a $24.0 million expense on our consolidated statements of operations as Vesting of Class B Units, which included the $27.6 million vesting of Class B units previously issued for asset management services and the reclassification of historical distributions on those units to Noncontrolling Interests.
Under the terms of the Fourth Amended and Restated Agreement of Limited Partnership, OP unit holders may elect to exchange OP units. The Operating Partnership controls the form of the redemption, and may elect to exchange OP units for shares of our common stock, provided that the OP units have been outstanding for at least one year, or for cash. As the form of redemption for OP units is within our control, the OP units outstanding as of December 31, 2018 and 2017, are classified as

Noncontrolling Interests within permanent equity on our consolidated balance sheets. The $28.7 million and $9.1 million of distributions for the years ended December 31, 2018 and 2017, respectively, that have been paid on OP units are included in Distributions to Noncontrolling Interests on the consolidated statements of equity.
In September 2017, we entered into an agreement with American Realty Capital II Advisors, LLC (“ARC”) to terminate all remaining contractual and economic relationships between us and ARC. In exchange for a payment of $9.6 million, ARC sold their OP units, unvested Class B Units, and their special limited partnership interests back to us, terminating all fee-sharing arrangements between ARC and PELP affiliates. The 0.4 million OP unit repurchase was recorded at a value of $4.2 million on the consolidated statements of equity. The $5.4 million value of the unvested Class B units, special limited partnership interests, and value of fee-sharing arrangements is recorded on the consolidated statement of operations.
Nonconvertible Noncontrolling Interests—In addition to partnership units of the Operating Partnership, Noncontrolling Interests also includes a 25% minority-owned interest held by a third party in a consolidated partnership, which was not significant to our results.

14. COMPENSATION
Independent Director Stock Plan—The Board approves restricted stock awards pursuant to our Amended and Restated 2010 Independent Director Stock Plan. The awards are granted to our independent directors and vest based upon the completion of a service period (“service-based awards”). As of December 31, 2018 and 2017, there were approximately 32,000 and 18,000 outstanding unvested awards granted to independent directors, respectively.
Employee Long Term Incentive Plan—Beginning in 2018, service-based restricted stock awards and performance-based awards are granted to employees under our Amended and Restated 2010 Long-Term Incentive Plan.
Service-based awards typically follow a four-year graded vesting schedule and will vest in the form of common stock or OP units. For performance-based awards, the number of shares that vest depends on whether certain financial metrics are met, as calculated over a three-year performance period. For each annual performance-based award, 50% of the shares earned vest at the end of the three-year period and 50% of the shares earned vest following an additional year of service. Vesting of these performance awards is in the form of common stock, or certain awards may vest in the form of OP Units at the election of the recipient.
In connection with the PELP transaction, we assumed employee awards of phantom stock units. Substantially all phantom stock awards granted by PELP contained either a five-year cliff vesting provision or a four-year graded vesting provision. The value of the awards changes in direct relation to the change in estimated value per share of our common stock, but the value is paid in cash rather than in common stock.
We recognize expense for awards with graded vesting under the accelerated recognition method, whereby each vesting is treated as a separate award with expense for each vesting recognized ratably over the requisite service period. Expense amounts are recorded in General and Administrative or Property Operating on our consolidated statements of operations. The awards are valued according to the EVPS for our common stock at the date of grant. Holders of unvested service-based and performance-based awards that are not phantom stock units are entitled to dividend and distribution rights, but are not entitled to voting rights. Holders of phantom stock units are entitled to receive distributions, which are recorded as expense when declared, but are not entitled to voting rights.
The following table summarizes our stock-based award activity during the year ended December 31, 2018 (number of units in thousands):

	Restricted Stock Awards	Performance Stock Awards	Phantom Stock Units	Weighted-Average Grant-Date Fair Value
Nonvested at December 31, 2017	18	—	2,446	$10.20
Granted	811	199	—	11.00
Vested	(5)	—	(1,394)	10.20
Forfeited	(16)	—	(54)	10.38
Nonvested at December 31, 2018	808	199	998	$10.60
The expense for all stock-based awards, including phantom stock units, during the years ended December 31, 2018 and 2017 was $10.4 million and $3.4 million, respectively. The expense during the year ended December 31, 2016, was immaterial. We had $9.0 million of unrecognized compensation costs related to these awards that we expect to recognize over a weighted average period of approximately 1.3 years. The fair value at the vesting date for stock-based awards that vested during the year ended December 31, 2018 was $15.4 million.

Because the phantom stock units are settled in cash rather than shares, we record a liability in Accounts Payable and Other Liabilities in the consolidated balance sheets for these awards. The amount of this liability, including related payroll tax accruals, was $8.7 million as of December 31, 2018.
Subsequent to December 31, 2018, approximately 2.1 million performance-based award units were granted to certain of our executives. The total number of performance-based stock units that will vest depends on whether certain financial metrics are met over the performance periods.
401(k) Plan—We sponsor a 401(k) plan that provides benefits for qualified employees. Our match of the employee contributions is discretionary and has a five-year vesting schedule. The cash contributions to the plan for the years ended December 31, 2018 and 2017 were approximately $1.0 million and $0.2 million, respectively. All employees who have attained the age of 21 are eligible to participate starting the first day of the month following their date of hire. Employees are vested immediately with respect to employee contributions.

15. EARNINGS PER SHARE
We use the two-class method of computing earnings per share (“EPS”), which is an earnings allocation formula that determines EPS for common stock and any participating securities according to dividends declared (whether paid or unpaid). Under the two-class method, basic EPS is computed by dividing Net Income (Loss) Attributable to Stockholders by the weighted-average number of common stock outstanding for the period. Diluted EPS reflects the potential dilution that could occur from share equivalent activity.
OP units held by limited partners other than us are considered to be participating securities because they contain non-forfeitable rights to dividends or dividend equivalents, and have the potential to be exchanged for an equal number of shares of our common stock in accordance with the terms of the Fourth Amended and Restated Agreement of Limited Partnership of Phillips Edison Grocery Center Operating Partnership I, L.P. Phantom stock units are not considered to be participating securities, as they are not convertible into common stock.
The impact of these OP units on basic and diluted EPS has been calculated using the two-class method whereby earnings are allocated to the OP units based on dividends declared and the OP units’ participation rights in undistributed earnings. The effects of the two-class method on basic and diluted EPS were immaterial to the consolidated financial statements as of December 31, 2018, 2017, and 2016.
The following table provides a reconciliation of the numerator and denominator of the earnings per share calculations for the years ended December 31, 2018, 2017, and 2016 (in thousands, except per share amounts):

	2018	2017	2016
Numerator:
Net income (loss) attributable to stockholders - basic	$39,138	$(38,391)	$8,932
Net income (loss) attributable to convertible OP units(1)	8,136	(3,470)	111
Net income (loss) - diluted	$47,274	$(41,861)	$9,043
Denominator:
Weighted-average shares - basic	196,602	183,784	183,876
Conversion of OP units(1)	44,453	12,713	2,785
Effect of dilutive restricted stock awards(2)	312	—	4
Adjusted weighted-average shares - diluted	241,367	196,497	186,665
Earnings per common share:
Basic and diluted	$0.20	$(0.21)	$0.05

(1)
OP units include units previously issued for asset management services provided under our former advisory agreement (see Note 16), as well as units issued as part of the PELP transaction (see Note 4), all of which are convertible into common shares. The Operating Partnership income (loss) attributable to these OP units, which is included as a component of Net Income (Loss) Attributable to Noncontrolling Interests on the consolidated statements of operations, has been added back in the numerator because these OP units were included in the denominator for all years presented.

(2)	Includes the dilutive impact of unvested restricted share awards using the treasury stock method.
As of December 31, 2017, approximately 18,000 restricted stock awards were outstanding. These securities were anti-dilutive and, as a result, were excluded from the weighted-average common shares used to calculate diluted EPS.

16. REVENUE RECOGNITION AND RELATED PARTY TRANSACTIONS
Revenue—Summarized below are amounts included in Fee and Management Income. The revenue includes the fees and reimbursements earned by us from the Managed Funds during the years ended December 31, 2018 and 2017, and other revenues that are not in the scope of ASC 606, Revenue from Contracts with Customers, but are included in this table for the purpose of disclosing all related party revenues (in thousands):

	For the year ended December 31, 2018
	REIT II(1)	PECO III	Joint Ventures	Other Parties(2)	Total
Recurring fees(3)	$17,937	$870	$1,948	$281	$21,036
Transactional revenue and reimbursements(4)	6,965	1,278	1,442	132	9,817
Insurance premiums	367	—	—	1,706	2,073

(1)	All amounts earned from REIT II were earned prior to the close of the Merger in November 2018, and ceased upon its acquisition by us.

(2)
Recurring fees, transactional revenue and reimbursements, and insurance premium income from other parties includes amounts from third parties not affiliated with us in the amount of $1.7 million for the year ended December 31, 2018.

(3)	Recurring fees include asset management fees and property management fees.

(4)	Transaction revenue includes items such as leasing commissions, construction management fees, and acquisition fees.

	For the year ended December 31, 2017
	REIT II	PECO III	Joint Ventures	Other Parties(1)	Total
Recurring fees	$4,396	$74	$335	$187	$4,992
Transactional revenue and reimbursements	1,846	679	297	136	2,958
Insurance premiums	206	—	—	—	206

(1)
Recurring fees, transactional revenue and reimbursements, and insurance premium income from other parties includes amounts from third parties not affiliated with us in the amount of $0.2 million for the year ended December 31, 2017.

Our fees and management income come from the management company acquired as part of the PELP transaction in 2017. As a result, we have no related party revenue amounts for the year ended December 31, 2016.
Related Party Expenses—Prior to October 2017, a PELP affiliate and ARC were entitled to specified fees and expenditure reimbursements for certain services, including managing our day-to-day activities and implementing our investment strategy under advisory agreements, as follows:

•	Asset management and subordinated participation fees paid out monthly in cash and/or Class B units;

•	Acquisition fee based on the cost of investments acquired/originated;

•	Acquisition expenses reimbursed related to selecting, evaluating, and acquiring assets; and

•	Disposition fee paid for substantial assistance in connection with the sale of property.

As we no longer pay the fees listed below and had no outstanding unpaid amounts related to those fees as of December 31, 2018, summarized below are the fees incurred and the expenses reimbursable for the years ended December 31, 2017 and 2016 (in thousands):

	For the Year Ended December 31,
	2017	2016
Acquisition fees(1)	$1,344	$2,342
Acquisition expenses(1)	583	464
Asset management fees(2)	15,573	19,239
OP units distribution(3)	1,373	1,866
Class B unit distribution(4)	1,409	1,576
Disposition fees(5)	19	745
Total	$20,301	$26,232

(1)
The majority of acquisition and due diligence fees are capitalized and allocated to the related investment in real estate assets on the consolidated balance sheets based on the acquisition-date fair values of the respective assets and liabilities acquired.

(2)	Asset management fees are presented in General and Administrative on the consolidated statements of operations.

(3)	Distributions are presented as Distributions to Noncontrolling Interests on the consolidated statements of equity.

(4)	The distributions paid to holders of unvested Class B units are presented in General and Administrative on the consolidated statements of operations.

(5)	Disposition fees are presented as Other (Expense) Income, Net on the consolidated statements of operations.
Prior to the completion of the PELP transaction in October 2017, all of our real properties were managed and leased by a PELP affiliate and Phillips Edison & Company Ltd. (the “Property Manager”), which was wholly-owned by PELP. The Property Manager was entitled to the following specified fees and expenditure reimbursements:

•	Property management fee based on monthly gross cash receipts from the properties managed;

•	Leasing commissions paid for leasing services rendered with respect to a particular property;

•	Construction management costs paid for construction management services rendered with respect to a particular property; and

•	Other expenses and reimbursement incurred by the Property Manager on our behalf.
We no longer pay the fees listed below and had no outstanding unpaid amounts related to those fees as of December 31, 2018. Summarized below are the fees earned by and the expenses reimbursable to the Property Manager for the years ended December 31, 2017 and 2016 (in thousands):

	For the Year Ended December 31,
	2017	2016
Property management fees(1)	$8,360	$9,929
Leasing commissions(2)	6,670	7,701
Construction management fees(2)	1,367	1,127
Other fees and reimbursements(3)	6,234	5,627
Total	$22,631	$24,384

(1)	The property management fees are included in Property Operating on the consolidated statements of operations.

(2)
Leasing commissions paid for leases with terms less than one year were expensed immediately and included in Depreciation and Amortization on the consolidated statements of operations. Leasing commissions paid for leases with terms greater than one year and construction management fees were capitalized and amortized over the life of the related leases or assets.

(3)	Other fees and reimbursements are included in Property Operating and General and Administrative on the consolidated statements of operations based on the nature of the expense.
Organization and Offering Costs—Under the terms of one of our Management Agreements, we have incurred organization and offering costs related to PECO III during 2018 and 2017. We have incurred organization and offering costs related to PECO III’s private placement and public offering, which were approximately $2.3 million and $2.2 million, respectively, and were recorded in Accounts Receivable - Affiliates on the consolidated balance sheets. The amounts recognized in Accounts Receivable - Affiliates were $4.5 million and $2.0 million as of December 31, 2018 and 2017, respectively.
During the public offering period for PECO III, we will receive a contingent fee of 2.15% of the contract price of each property or other real estate investment it acquires. This reimbursement is intended to allow us to recoup a portion of the dealer manager fees and organization and offering costs advanced by PECO III’s advisor, in which we have a 75% interest. Therefore, this reimbursement shall not exceed the amount of organization and offering costs and dealer manager fees outstanding at the time of closing for the acquired property.

The initial $4.5 million we may incur to fund organization and offering costs related to the PECO III public offering will be retained by PECO III until the termination of its public offering, at which time such amount will be paid.
In addition to organization and offering costs, we have receivables related to Management Agreements from related parties of $0.6 million and $4.1 million as of December 31, 2018 and 2017, respectively. These amounts are recorded on the consolidated balance sheets in Accounts Receivable – Affiliates.
Other Related Party Matters—Under the terms of the advisory agreement, we have incurred organization and offering costs related to PECO III. A portion of those costs were incurred by Griffin Capital Company, LLC (“Griffin sponsor”), a co-sponsor of PECO III. The Griffin sponsor owns a 25% interest and we own a 75% interest in the PECO III Advisor. As such, of the receivable we have from PECO III, $1.2 million and $1.4 million were reimbursable to the Griffin sponsor as of December 31, 2018 and 2017, respectively, and are recorded in Accounts Payable and Other Liabilities on the consolidated balance sheets.
PECO Air L.L.C. (“PECO Air”), an entity in which Mr. Edison, our Chairman and Chief Executive Officer, owns a 50% interest, owns an airplane that we use for business purposes in the course of our operations. We paid approximately $0.8 million and $0.1 million to PECO Air for use of its airplane for the years ended December 31, 2018 and 2017, respectively.
Upon completion of the PELP transaction, we assumed PELP’s obligation as the limited guarantor for up to $200 million, capped at $50 million in most instances, of NRP’s debt. Our guarantee is limited to being the non-recourse carveout guarantor and the environmental indemnitor.
As a part of the GRP I Joint Venture, GRP I assumed from us a $175 million mortgage loan for which we assumed the obligation of limited guarantor. Our guarantee is limited to being the non-recourse carveout guarantor and the environmental indemnitor. We entered into a separate agreement with Northwestern Mutual in which we agree to apportion any potential liability under this guaranty between us and them based on our ownership percentage.

17. OPERATING LEASES
The terms and expirations of our operating leases with our tenants vary. The lease agreements frequently contain options to extend the terms of leases and other terms and conditions as negotiated. We retain substantially all of the risks and benefits of ownership of the real estate assets leased to tenants.
Approximate future rental income to be received under noncancelable operating leases in effect as of December 31, 2018, assuming no new or renegotiated leases or option extensions on lease agreements, is as follows (in thousands):

Year	Amount
2019	$372,632
2020	340,028
2021	292,887
2022	247,915
2023	196,152
2024 and thereafter	555,282
Total	$2,004,896
No single tenant comprised 10% or more of our aggregate annualized base rent (“ABR”) as of December 31, 2018. As of December 31, 2018, our real estate investments in Florida and California represented 12.0% and 10.1% of our ABR, respectively. As a result, the geographic concentration of our portfolio makes it particularly susceptible to adverse economic or weather developments in the real estate markets of Florida or California.

18. FAIR VALUE MEASUREMENTS
The following describes the methods we use to estimate the fair value of our financial and nonfinancial assets and liabilities:
Cash and Cash Equivalents, Restricted Cash, Accounts Receivable, and Accounts Payable—We consider the carrying values of these financial instruments to approximate fair value because of the short period of time between origination of the instruments and their expected realization.
Real Estate Investments—The purchase prices of the investment properties, including related lease intangible assets and liabilities, were allocated at estimated fair value based on Level 3 inputs, such as discount rates, capitalization rates, comparable sales, replacement costs, income and expense growth rates, and current market rents and allowances as determined by management.

Debt Obligations—We estimate the fair value of our debt by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by our lenders using Level 3 inputs. The discount rates used approximate current lending rates for loans or groups of loans with similar maturities and credit quality, assuming the debt is outstanding through maturity and considering the debt’s collateral (if applicable). We have utilized market information, as available, or present value techniques to estimate the amounts required to be disclosed.
The following is a summary of borrowings as of December 31, 2018 and 2017 (in thousands):

	2018	2017
Fair value	$2,467,317	$1,765,151
Recorded value(1)	2,456,867	1,823,040

(1)	Recorded value does not include net deferred financing expenses of $18.0 million and $16.0 million as of December 31, 2018 and 2017, respectively.
Recurring and Nonrecurring Fair Value Measurements—Our earn-out liability and interest rate swaps are measured and recognized at fair value on a recurring basis, while certain real estate assets and liabilities are measured and recognized at fair value as needed. Fair value measurements that occurred as of and during the years ended December 31, 2018 and 2017 were as follows (in thousands):

	2018			2017
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Recurring
Derivative assets(1)	$—	$29,708	$—	$—	$16,496	$—
Derivative liability(1)	—	(3,633)	—	—	(61)	—
Earn-out liability(2)	—	—	(39,500)	—	—	(38,000)
Nonrecurring
Impaired real estate assets	—	71,991	—	—	—	—

(1)	We record derivative assets in Other Assets, Net and derivative liabilities in Accounts Payable and Other Liabilities on our consolidated balance sheets.

(2)	The estimated fair value of the earn-out is presented in Accounts Payable and Other Liabilities on the consolidated balance sheets.
The following table presents a reconciliation of the change in the liability measured at fair value on a recurring basis using Level 3 inputs (in thousands):

Earn-Out Liability
Balance at December 31, 2017	$38,000
Change in fair value recognized in Other (Expense) Income, Net	1,500
Balance at December 31, 2018	$39,500
Derivative Instruments—As of December 31, 2018 and 2017, we had interest rate swaps that fixed LIBOR on portions of our unsecured term loan facilities.
All interest rate swap agreements are measured at fair value on a recurring basis. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.
To comply with the provisions of ASC 820, we incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.
Although we determined that the significant inputs used to value our derivatives fell within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our counterparties and our own credit risk utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by us and our counterparties. However, as of December 31, 2018 and 2017, we have assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Earn-out—The terms of the PELP transaction include an earn-out structure with an opportunity for up to an additional 12.5 million OP units to be issued to PELP as additional consideration if certain milestones are achieved. The milestones are related to a liquidity event for our stockholders and fundraising targets in PECO III, of which PELP was a co-sponsor.
We estimate the fair value of this liability using weighted-average probabilities of likely outcomes. These estimates require us to make various assumptions about future share prices, timing of liquidity events, equity raise projections, and other items that are unobservable and are considered Level 3 inputs in the fair value hierarchy. In calculating the fair value of this liability, we have determined that the range of potential outcomes still includes a possibility of no additional OP units issued as well as up to 8.0 million out of the maximum 12.5 million units being issued.
Real Estate Asset Impairment—Our real estate assets are measured and recognized at fair value on a nonrecurring basis dependent upon when we determine an impairment has occurred. In 2018, we impaired assets that were under contract or actively marketed for sale at a disposition price that was less than carrying value, or had other operational impairment indicators. During the year ended December 31, 2018, we recorded impairments of $40.8 million. Two of the impaired real estate assets were disposed of before year end. The valuation technique used for the fair value of all impaired real estate assets was the expected net sales proceeds. We determined that valuation to fall under Level 2 of the fair value hierarchy. We did not have any impaired real estate assets during the year ended December 31, 2017.

19. QUARTERLY FINANCIAL DATA (UNAUDITED)
The following is a summary of the unaudited quarterly financial information for the years ended December 31, 2018 and 2017. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with GAAP, the selected quarterly information.

	2018
(in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(1)
Total revenue	$103,199	$104,173	$104,899	$118,121
Net (loss) income attributable to stockholders	(1,600)	(11,351)	(13,228)	65,317
Net (loss) income per share - basic and diluted	(0.01)	(0.06)	(0.07)	0.34

	2017
(in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter(2)	Fourth Quarter(3)
Total revenue	$68,303	$69,851	$70,624	$102,765
Net income (loss) attributable to stockholders	1,106	(1,193)	(8,232)	(30,072)
Net income (loss) per share - basic and diluted	0.01	(0.01)	(0.04)	(0.17)

(1)
The increase in net income for the fourth quarter was primarily associated with the gain as a result of the contribution of properties to GRP I. Net income and revenue were also impacted by the Merger.

(2)	The net loss in the third quarter was primarily due to expenses related to the PELP transaction and the termination of our relationship with ARC.

(3)	The increases in revenue and net loss in the fourth quarter were primarily associated with the PELP transaction.

20. SUBSEQUENT EVENTS
Distributions—Distributions paid to stockholders and OP unit holders of record subsequent to December 31, 2018, were as follows (in thousands):

Month	Date of Record	Monthly Distribution Rate	Date Distribution Paid	Gross Amount of Distribution Paid	Distribution Reinvested through the DRIP	Net Cash Distribution
December	12/17/2018	$0.05583344	1/2/2019	$18,055	$5,951	$12,104
January	1/15/2019	$0.05583344	2/1/2019	18,077	5,899	12,178
February	2/15/2019	$0.05583344	3/1/2019	18,018	5,868	12,150
In March 2019 our Board authorized distributions for March, April, and May 2019 to the stockholders of record at the close of business on March 15, 2019, April 15, 2019, and May 15, 2019, respectively, equal to a monthly amount of $0.05583344 per share of common stock. OP unit holders will receive distributions at the same rate as common stockholders. We pay distributions to stockholders and OP unit holders based on monthly record dates. We expect to pay these distributions on the first business day after the end of each month.

Dispositions—Subsequent to December 31, 2018, we sold the following real estate assets, which were classified as held for sale as of December 31, 2018 (dollars in thousands):

Property Name	Location	Anchor Tenant	Square Footage	Disposition Date	Sale Price	(Loss) Gain
Eastland Station	Evansville, IN	Gabe’s	150,772	1/19/2019	$9,300	$(97)
Lovejoy Village Station	Jonesboro, GA	Kroger	84,711	2/14/2019	9,125	1,189
Amendment to PELP Transaction Contribution Agreement—On March 12, 2019, the Company entered into an amendment (the “Amendment”) to the terms of the earn-out provisions set forth in the Contribution Agreement, dated as of May 18, 2017, between the Company, the Operating Partnership and the contributors listed therein (the “Contribution Agreement”), originally entered into in connection with the PELP transaction. The earn-out provisions provided, in relevant part, that the contributors would have the right to receive a minimum of 3 million and a maximum of 5 million OP Units as contingent consideration if a “liquidity event” (as defined in the Contribution Agreement) was successfully achieved by the Company by December 31, 2019, with reduced amounts payable if a liquidity event was achieved in 2020 or 2021. Pursuant to the terms of the amendment, the initial earn-out term has been extended by two years through December 31, 2021 and the threshold for the maximum payout of 5 million units has been raised to $11.20 per share from $10.20 per share.

Performance LTIP Units—On March 12, 2019, the Compensation Committee of the Company’s Board of Directors (the “Committee”) approved a new form of award agreement under the Company’s Amended and Restated 2010 Long-Term Incentive Plan for performance-based long term incentive units (“Performance LTIP Units”) and made one-time grants of Performance LTIP Units to each of Jeffrey S. Edison, the Company’s Chief Executive Officer and President, and Devin Murphy, the Company’s Chief Financial Officer and Treasurer. Mr. Edison’s award is for a maximum grant of approximately 1.4 million units based on performance conditions over a 7 year period. Mr. Murphy’s award is for a maximum grant of approximately 0.7 million units based on performance conditions over a 5 year period.

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION(1)
December 31, 2018
(in thousands)
			Initial Cost		Cost Capitalized Subsequent to Acquisition(3)	Gross Amount Carried at End of Period(4)
Property Name	City, State	Encumbrances(2)	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	Date Constructed/ Renovated	Date Acquired
Lakeside Plaza	Salem, VA	$—	$3,344	$5,247	$371	$3,473	$5,489	$8,962	$2,299	1988	12/10/2010
Snow View Plaza	Parma, OH	—	4,104	6,432	568	4,305	6,799	11,104	3,183	1981	12/15/2010
St. Charles Plaza	Davenport, FL	—	4,090	4,398	303	4,169	4,623	8,792	2,317	2007	6/10/2011
Centerpoint	Easley, SC	—	2,404	4,361	1,184	2,789	5,161	7,950	1,930	2002	10/14/2011
Southampton Village	Tyrone, GA	—	2,670	5,176	926	2,826	5,945	8,771	2,193	2003	10/14/2011
Burwood Village Center	Glen Burnie, MD	—	5,448	10,167	421	5,605	10,431	16,036	4,073	1971	11/9/2011
Cureton Town Center	Waxhaw, NC	—	6,569	6,197	2,592	5,916	9,442	15,358	3,156	2006	12/29/2011
Tramway Crossing	Sanford, NC	—	2,016	3,071	652	2,314	3,425	5,739	1,554	1996	2/23/2012
Westin Centre	Fayetteville, NC	—	2,190	3,499	555	2,438	3,806	6,244	1,643	1996/1999	2/23/2012
Village At Glynn Place	Brunswick, GA	—	5,202	6,095	392	5,270	6,419	11,689	3,244	1992	4/27/2012
Meadowthorpe Manor Shoppes	Lexington, KY	—	4,093	4,185	523	4,411	4,390	8,801	1,921	1989/2008	5/9/2012
New Windsor Marketplace	Windsor, CO	—	3,867	1,330	464	4,053	1,607	5,660	981	2003	5/9/2012
Brentwood Commons	Bensenville, IL	—	6,105	8,018	1,475	6,174	9,425	15,599	3,107	1981/2001	7/5/2012
Sidney Towne Center	Sidney, OH	—	1,429	3,802	1,289	2,028	4,491	6,519	2,101	1981/2007	8/2/2012
Broadway Plaza	Tucson, AZ	6,015	4,979	7,169	1,207	5,607	7,748	13,355	3,038	1982/1995	8/13/2012
Baker Hill Center	Glen Ellyn, IL	—	7,068	13,738	3,937	7,725	17,017	24,742	4,644	1998	9/6/2012
New Prague Commons	New Prague, MN	—	3,248	6,604	154	3,367	6,639	10,006	2,214	2008	10/12/2012
Brook Park Plaza	Brook Park, OH	—	2,545	7,594	741	2,789	8,091	10,880	2,747	2001	10/23/2012
Heron Creek Towne Center	North Port, FL	—	4,062	4,082	192	4,126	4,210	8,336	1,674	2001	12/17/2012
Quartz Hill Towne Centre	Lancaster, CA	—	6,352	13,529	561	6,616	13,826	20,442	3,936	1991/2012	12/27/2012
Village One Plaza	Modesto, CA	—	5,166	18,752	546	5,247	19,218	24,465	4,708	2007	12/28/2012
Hilfiker Shopping Center	Salem, OR	—	2,455	4,750	66	2,511	4,761	7,272	1,309	1984/2011	12/28/2012
Butler Creek	Acworth, GA	—	3,925	6,107	1,027	4,251	6,807	11,058	2,215	1989	1/15/2013
Fairview Oaks	Ellenwood, GA	—	3,563	5,266	897	4,070	5,656	9,726	1,763	1996	1/15/2013
Grassland Crossing	Alpharetta, GA	—	3,680	5,791	628	3,801	6,298	10,099	2,103	1996	1/15/2013
Hamilton Ridge	Buford, GA	—	4,054	7,168	581	4,177	7,625	11,802	2,497	2002	1/15/2013
Mableton Crossing	Mableton, GA	—	4,426	6,413	1,265	4,917	7,187	12,104	2,303	1997	1/15/2013
Shops at Westridge	McDonough, GA	—	2,788	3,901	498	2,807	4,380	7,187	1,513	2006	1/15/2013
Fairlawn Town Centre	Fairlawn, OH	—	10,398	29,005	2,729	11,528	30,603	42,131	9,998	1962/1996	1/30/2013
Macland Pointe	Marietta, GA	—	3,493	5,364	770	3,720	5,906	9,626	2,015	1992	2/13/2013
Kleinwood Center	Spring, TX	—	11,478	18,954	858	11,610	19,680	31,290	5,808	2003	3/21/2013
Murray Landing	Columbia, SC	—	2,927	6,856	1,421	3,191	8,012	11,203	2,120	2003	3/21/2013
Vineyard Shopping Center	Tallahassee, FL	—	2,761	4,175	384	2,889	4,432	7,321	1,363	2002	3/21/2013
Lutz Lake Crossing	Lutz, FL	—	2,636	6,600	438	2,870	6,804	9,674	1,741	2002	4/4/2013
Publix at Seven Hills	Spring Hill, FL	—	2,126	5,642	658	2,409	6,017	8,426	1,620	1991/2006	4/4/2013
Hartville Centre	Hartville, OH	—	2,069	3,691	1,382	2,383	4,760	7,143	1,462	1988/2008	4/23/2013
Sunset Shopping Center	Corvallis, OR	—	7,933	14,925	663	8,008	15,512	23,520	4,116	1998	5/31/2013
Savage Town Square	Savage, MN	—	4,106	9,409	228	4,232	9,511	13,743	2,633	2003	6/19/2013
Northcross	Austin, TX	—	30,724	25,627	949	31,010	26,290	57,300	6,889	1975/2010	6/24/2013

Glenwood Crossings	Kenosha, WI	—	1,872	9,914	615	2,111	10,290	12,401	2,350	1992	6/27/2013
Shiloh Square Shopping Center	Kennesaw, GA	—	4,685	8,729	1,103	4,813	9,703	14,516	2,519	1996/2003	6/27/2013
Pavilions at San Mateo	Albuquerque, NM	—	6,470	18,726	755	6,679	19,272	25,951	4,731	1997	6/27/2013
Boronda Plaza	Salinas, CA	—	9,027	11,870	560	9,144	12,313	21,457	3,008	2003/2006	7/3/2013
Westwoods Shopping Center	Arvada, CO	—	3,706	11,115	555	4,098	11,277	15,375	2,824	2003	8/8/2013
Paradise Crossing	Lithia Springs, GA	—	2,204	6,064	624	2,372	6,520	8,892	1,667	2000	8/13/2013
Contra Loma Plaza	Antioch, CA	—	3,243	3,926	1,566	3,838	4,897	8,735	1,131	1989	8/19/2013
South Oaks Plaza	St. Louis, MO	—	1,938	6,634	428	2,085	6,915	9,000	1,654	1969/1987	8/21/2013
Yorktown Centre	Millcreek Township, PA	—	3,736	15,396	1,421	4,020	16,532	20,552	4,716	1989/2013	8/30/2013
Dyer Town Center	Dyer, IN	9,564	6,017	10,214	446	6,188	10,488	16,676	2,709	2004/2005	9/4/2013
East Burnside Plaza	Portland, OR	—	2,484	5,422	116	2,554	5,468	8,022	1,092	1955/1999	9/12/2013
Red Maple Village	Tracy, CA	—	9,250	19,466	343	9,392	19,668	29,060	4,026	2009	9/18/2013
Crystal Beach Plaza	Palm Harbor, FL	—	2,334	7,918	424	2,400	8,276	10,676	1,946	2010	9/25/2013
CitiCentre Plaza	Carroll, IA	—	770	2,530	278	982	2,597	3,579	723	1991/1995	10/2/2013
Duck Creek Plaza	Bettendorf, IA	—	4,612	13,007	1,229	5,144	13,703	18,847	3,219	2005/2006	10/8/2013
Cahill Plaza	Inver Grove Heights, MN	—	2,587	5,114	634	2,945	5,389	8,334	1,374	1995	10/9/2013
Pioneer Plaza	Springfield, OR	—	4,948	5,679	556	5,117	6,066	11,183	1,573	1989/2008	10/18/2013
Fresh Market Shopping Center	Normal, IL	—	4,460	17,772	1,529	5,100	18,660	23,760	2,999	1983/1999	10/22/2013
Courthouse Marketplace	Virginia Beach, VA	—	6,130	8,061	884	6,366	8,709	15,075	2,111	2005	10/25/2013
Hastings Marketplace	Hastings, MN	—	3,980	10,045	386	4,218	10,193	14,411	2,503	2002	11/6/2013
Coquina Plaza	Southwest Ranches, FL	6,547	9,458	11,770	508	9,512	12,224	21,736	2,798	1998	11/7/2013
Shoppes of Paradise Lakes	Miami, FL	5,347	5,805	6,011	445	6,027	6,235	12,262	1,737	1999	11/7/2013
Collington Plaza	Bowie, MD	—	12,207	15,142	545	12,384	15,510	27,894	3,433	1996	11/21/2013
Golden Town Center	Golden, CO	—	7,065	10,113	1,481	7,422	11,237	18,659	2,842	1993/2003	11/22/2013
Northstar Marketplace	Ramsey, MN	—	2,810	9,204	478	2,864	9,629	12,493	2,388	2004	11/27/2013
Bear Creek Plaza	Petoskey, MI	—	5,677	17,611	1,541	5,737	19,092	24,829	4,266	1998/2009	12/18/2013
East Side Square	Springfield, OH	—	394	963	62	407	1,014	1,421	287	2007	12/18/2013
Flag City Station	Findlay, OH	—	4,685	9,630	492	4,817	9,991	14,808	2,618	1992	12/18/2013
Hoke Crossing	Clayton, OH	—	481	1,060	232	509	1,264	1,773	305	2006	12/18/2013
Southern Hills Crossing	Kettering, OH	—	778	1,481	59	801	1,517	2,318	439	2002	12/18/2013
Town & Country Shopping Center	Noblesville, IN	—	7,361	16,269	293	7,399	16,524	23,923	4,327	1998	12/18/2013
Sulphur Grove	Huber Heights, OH	—	553	2,142	130	605	2,219	2,824	498	2004	12/18/2013
Southgate Shopping Center	Des Moines, IA	—	2,434	8,358	688	2,797	8,683	11,480	2,188	1972/2013	12/20/2013
Sterling Pointe Center	Lincoln, CA	—	7,039	20,822	1,267	7,332	21,795	29,127	4,260	2004	12/20/2013
Arcadia Plaza	Phoenix, AZ	—	5,774	6,904	2,477	5,922	9,233	15,155	1,827	1980	12/30/2013
Stop & Shop Plaza	Enfield, CT	12,100	8,892	15,028	1,048	9,262	15,706	24,968	3,690	1988/1998	12/30/2013
Fairacres Shopping Center	Oshkosh, WI	—	3,543	5,189	496	3,863	5,365	9,228	1,619	1992/2013	1/21/2014
Savoy Plaza	Savoy, IL	—	4,304	10,895	653	4,577	11,274	15,851	2,875	1999/2007	1/31/2014
The Shops of Uptown	Park Ridge, IL	—	7,744	16,884	775	7,871	17,532	25,403	3,441	2006	2/25/2014
Chapel Hill North Center	Chapel Hill, NC	6,990	4,776	10,189	1,134	5,009	11,091	16,100	2,614	1998	2/28/2014
Coppell Market Center	Coppell, TX	12,117	4,870	12,236	89	4,917	12,278	17,195	2,572	2008	3/5/2014
Winchester Gateway	Winchester, VA	—	9,342	23,468	1,561	9,561	24,811	34,372	5,129	2006	3/5/2014
Stonewall Plaza	Winchester, VA	—	7,929	16,642	706	7,971	17,307	25,278	3,707	2007	3/5/2014
Town Fair Center	Louisville, KY	—	8,108	14,411	2,749	8,339	16,929	25,268	4,000	1988/1994	3/12/2014
Villages at Eagles Landing	Stockbridge, GA	1,810	2,824	5,515	943	3,281	6,002	9,283	1,624	1995	3/13/2014

Champions Gate Village	Davenport, FL	—	1,814	6,060	210	1,880	6,204	8,084	1,553	2001	3/14/2014
Towne Centre at Wesley Chapel	Wesley Chapel, FL	—	2,466	5,553	226	2,574	5,671	8,245	1,348	2000	3/14/2014
Statler Square	Staunton, VA	7,463	4,108	9,072	773	4,523	9,430	13,953	2,326	1989	3/21/2014
Burbank Plaza	Burbank, IL	—	2,972	4,546	3,354	3,492	7,380	10,872	1,467	1972/1995	3/25/2014
Hamilton Village	Chattanooga, TN	—	12,682	19,103	425	12,234	19,976	32,210	5,066	1989	4/3/2014
Waynesboro Plaza	Waynesboro, VA	—	5,597	8,334	117	5,642	8,406	14,048	2,028	2005	4/30/2014
Southwest Marketplace	Las Vegas, NV	—	16,019	11,270	2,729	16,080	13,939	30,019	3,077	2008	5/5/2014
Hampton Village	Taylors, SC	—	5,456	7,254	2,742	5,791	9,661	15,452	2,308	1959/1998	5/21/2014
Central Station	Louisville, KY	—	6,143	6,932	2,060	6,422	8,713	15,135	1,902	2005/2007	5/23/2014
Kirkwood Market Place	Houston, TX	—	5,786	9,697	417	5,914	9,986	15,900	2,079	1979/2008	5/23/2014
Fairview Plaza	New Cumberland, PA	—	2,786	8,500	223	2,916	8,594	11,510	1,665	1992/1999	5/27/2014
Broadway Promenade	Sarasota, FL	—	3,831	6,795	150	3,863	6,913	10,776	1,370	2007	5/28/2014
Townfair Center	Indiana, PA	—	7,007	13,233	927	7,196	13,972	21,168	3,182	1995/2010	5/29/2014
St. Johns Commons	Jacksonville, FL	—	1,599	10,384	565	1,742	10,806	12,548	2,082	2003	5/30/2014
Heath Brook Commons	Ocala, FL	—	3,470	8,352	437	3,528	8,731	12,259	1,798	2002	5/30/2014
Park View Square	Miramar, FL	—	5,700	9,304	470	5,785	9,689	15,474	1,987	2003	5/30/2014
The Orchards	Yakima, WA	—	5,425	8,743	389	5,636	8,921	14,557	1,910	2002	6/3/2014
Hannaford Plaza	Waltham, MA	—	4,614	7,903	228	4,715	8,030	12,745	1,470	1950/1993	6/23/2014
Shaw's Plaza Hanover	Hanover, MA	—	2,826	5,314	10	2,826	5,324	8,150	1,099	1994/2000	6/23/2014
Shaw's Plaza Easton	Easton, MA	—	5,520	7,173	466	5,766	7,394	13,160	1,721	1984/2004	6/23/2014
Lynnwood Place	Jackson, TN	—	3,341	4,826	1,221	3,542	5,845	9,387	1,514	1986/2013	7/28/2014
Thompson Valley Towne Center	Loveland, CO	5,383	5,758	17,387	1,020	6,066	18,099	24,165	3,588	1999	8/1/2014
Lumina Commons	Wilmington, NC	7,942	1,896	11,249	634	2,063	11,716	13,779	1,998	1974/2007	8/4/2014
Driftwood Village	Ontario, CA	—	6,811	12,993	1,053	7,189	13,668	20,857	2,636	1985	8/7/2014
French Golden Gate	Bartow, FL	—	2,505	12,877	1,404	2,688	14,097	16,785	2,519	1960/2011	8/28/2014
Orchard Square	Washington Township, MI	6,339	1,361	11,550	389	1,548	11,752	13,300	2,260	1999	9/8/2014
Trader Joe's Center	Dublin, OH	—	2,338	7,922	1,191	2,655	8,796	11,451	1,751	1986	9/11/2014
Palmetto Pavilion	North Charleston, SC	—	2,509	8,526	861	3,228	8,668	11,896	1,622	2003	9/11/2014
Five Town Plaza	Springfield, MA	—	8,912	19,635	6,224	9,988	24,782	34,770	5,468	1970/2013	9/24/2014
Fairfield Crossing	Beavercreek, OH	—	3,572	10,026	99	3,605	10,091	13,696	1,956	1994	10/24/2014
Beavercreek Towne Center	Beavercreek, OH	—	14,055	30,799	615	14,537	30,932	45,469	6,613	1994	10/24/2014
Grayson Village	Loganville, GA	—	3,952	5,620	1,182	4,017	6,737	10,754	1,788	2002	10/24/2014
The Fresh Market Commons	Pawleys Island, SC	—	2,442	4,941	81	2,442	5,023	7,465	1,021	2011	10/28/2014
Claremont Village	Everett, WA	—	5,635	10,495	877	5,806	11,202	17,008	2,157	1994/2012	11/6/2014
Juan Tabo Plaza	Albuquerque, NM	—	2,466	4,568	584	2,592	5,027	7,619	1,324	1975/1989	11/12/2014
Cherry Hill Marketplace	Westland, MI	—	4,627	10,137	2,117	5,015	11,866	16,881	2,513	1992/2000	12/17/2014
Nor'Wood Shopping Center	Colorado Springs, CO	—	5,358	6,684	459	5,435	7,066	12,501	1,655	2003	1/8/2015
Sunburst Plaza	Glendale, AZ	—	3,435	6,041	592	3,578	6,490	10,068	1,634	1970	2/11/2015
Rivermont Station	Johns Creek, GA	—	6,876	8,916	795	7,105	9,482	16,587	2,698	1996/2003	2/27/2015
Breakfast Point Marketplace	Panama City Beach, FL	—	5,578	12,052	562	5,819	12,373	18,192	2,265	2009/2010	3/13/2015
Falcon Valley	Lenexa, KS	—	3,131	6,873	273	3,370	6,908	10,278	1,397	2008/2009	3/13/2015
Kohl's Onalaska	Onalaska, WI	—	2,670	5,648	—	2,670	5,648	8,318	1,269	1992/1993	3/13/2015
Coronado Center	Santa Fe, NM	—	4,396	16,460	2,351	4,534	18,673	23,207	2,681	1964	5/1/2015
Westcreek Plaza	Coconut Creek, FL	5,905	3,459	6,131	116	3,483	6,222	9,705	1,023	2006/13	7/10/2015

Northwoods Crossing	Taunton, MA	—	10,092	14,437	201	10,235	14,495	24,730	2,983	2003/2010	5/24/2016
Murphy Marketplace	Murphy, TX	—	28,652	33,122	426	28,868	33,333	62,201	4,005	2008/2015	6/24/2016
Harbour Village	Jacksonville, FL	—	5,612	16,702	640	5,945	17,009	22,954	1,826	2006	9/22/2016
Oak Mill Plaza	Niles, IL	1,184	6,843	13,692	775	7,353	13,956	21,309	2,196	1977	10/3/2016
Southern Palms	Tempe, AZ	24,076	10,025	24,332	1,382	10,320	25,420	35,740	3,171	1982	10/26/2016
Golden Eagle Village	Clermont, FL	7,340	3,735	7,735	276	3,796	7,950	11,746	891	2011	10/27/2016
Atwater Marketplace	Atwater, CA	—	6,116	7,597	504	6,293	7,924	14,217	934	2008	2/10/2017
Rocky Ridge Town Center	Roseville, CA	21,614	5,449	29,207	411	5,599	29,468	35,067	1,923	1996	4/18/2017
Greentree Centre	Racine, WI	—	2,955	8,718	580	3,347	8,906	12,253	737	1989/1994	5/5/2017
Sierra Del Oro Towne Centre	Corona, CA	7,362	9,011	17,989	775	9,188	18,587	27,775	1,310	1991	6/20/2017
Vaughn's at East North	Greenville, SC	—	1,182	1,812	(311)	948	1,736	2,684	46	1979	10/4/2017
Ashland Junction	Ashland, VA	—	4,987	6,050	424	5,125	6,335	11,460	745	1989	10/4/2017
Barclay Place Shopping Center	Lakeland, FL	—	1,948	7,174	477	2,038	7,562	9,600	602	1989	10/4/2017
Barnwell Plaza	Barnwell, SC	—	1,190	1,883	1	1,190	1,884	3,074	343	1985	10/4/2017
Birdneck Shopping Center	Virginia Beach, VA	—	1,900	3,253	204	1,957	3,400	5,357	317	1987	10/4/2017
Cactus Village	Phoenix, AZ	—	4,313	5,934	132	4,313	6,066	10,379	431	1986	10/4/2017
Centre Stage Shopping Center	Springfield, TN	—	4,746	9,533	176	4,919	9,535	14,454	806	1989	10/4/2017
Civic Center	Cincinnati, OH	—	2,448	1,961	114	2,448	2,076	4,524	546	1986	10/4/2017
Countryside Shopping Center	Port Orange, FL	—	2,923	12,315	171	2,973	12,436	15,409	850	1983	10/4/2017
Crossroads Plaza	Asheboro, NC	—	1,722	2,545	582	2,084	2,766	4,850	313	1984	10/4/2017
Dunlop Village	Colonial Heights, VA	—	2,420	4,892	373	2,493	5,191	7,684	398	1987	10/4/2017
Edgecombe Square	Tarboro, NC	—	1,412	2,258	305	1,478	2,497	3,975	418	1990	10/4/2017
Emporia West Plaza	Emporia, KS	—	872	3,409	179	872	3,588	4,460	324	1980/2000	10/4/2017
Forest Park Square	Cincinnati, OH	—	4,007	5,877	112	4,013	5,984	9,997	605	1988	10/4/2017
Geist Centre	Indianapolis, IN	—	3,873	6,779	303	3,943	7,012	10,955	509	1989	10/4/2017
Goshen Station	Goshen, OH	—	1,555	4,621	30	1,585	4,621	6,206	489	1973/2003	10/4/2017
Governors Square	Montgomery, AL	—	6,460	9,786	283	6,493	10,035	16,528	932	1960/2000	10/4/2017
Guadalupe Plaza	Albuquerque, NM	—	2,920	7,695	280	2,933	7,962	10,895	485	1985	10/4/2017
The Village Shopping Center	Mooresville, IN	—	2,089	6,970	392	2,055	7,396	9,451	185	1965/1997	10/4/2017
Heritage Oaks	Gridley, CA	5,078	2,390	7,404	77	2,390	7,482	9,872	723	1979	10/4/2017
Hickory Plaza	Nashville, TN	5,022	2,927	5,099	94	2,955	5,165	8,120	412	1974/1986	10/4/2017
Highland Fair	Gresham, OR	7,173	3,263	7,979	145	3,288	8,099	11,387	497	1984/1999	10/4/2017
High Point Village	Bellefontaine, OH	—	3,386	7,485	88	3,420	7,540	10,960	861	1988	10/4/2017
Jackson Village	Jackson, KY	—	1,606	6,992	225	1,644	7,179	8,823	750	1985/1996	10/4/2017
Mayfair Village	Hurst, TX	—	15,343	16,522	278	15,512	16,631	32,143	1,229	1981/2004	10/4/2017
LaPlata Plaza	La Plata, MD	—	8,434	22,855	317	8,533	23,072	31,605	1,308	2003	10/4/2017
Lafayette Square	Lafayette, IN	7,536	5,387	5,636	129	5,460	5,691	11,151	1,195	1963/2001	10/4/2017
Landen Square	Maineville, OH	—	2,081	3,467	309	2,222	3,635	5,857	403	1981/2003	10/4/2017
Marion City Square	Marion, NC	—	2,811	6,304	119	2,853	6,381	9,234	800	1987	10/4/2017
Melbourne Village Plaza	Melbourne, FL	—	5,418	7,280	490	5,518	7,671	13,189	976	1987	10/4/2017
Commerce Square	Brownwood, TX	—	6,027	8,341	188	6,035	8,521	14,556	810	1969/2007	10/4/2017
Upper Deerfield Plaza	Bridgeton, NJ	—	5,073	5,882	716	5,278	6,392	11,670	1,025	1977/1994	10/4/2017
Monfort Heights	Cincinnati, OH	—	2,357	3,545	9	2,357	3,554	5,911	296	1987	10/4/2017
Mountain Park Plaza	Roswell, GA	6,663	6,118	6,652	59	6,118	6,711	12,829	460	1988/2003	10/4/2017
Nordan Shopping Center	Danville, VA	—	1,911	6,751	141	1,927	6,875	8,802	570	1961/2002	10/4/2017
Northside Plaza	Clinton, NC	—	1,406	5,471	134	1,416	5,594	7,010	462	1982	10/4/2017

Page Plaza	Page, AZ	—	2,553	4,411	75	2,628	4,411	7,039	498	1982/1990	10/4/2017
Palmetto Plaza	Sumter, SC	—	2,732	7,387	269	2,842	7,546	10,388	518	1964/2002	10/4/2017
Park Place Plaza	Port Orange, FL	—	2,347	8,453	211	2,455	8,557	11,012	628	1984	10/4/2017
Parkway Station	Warner Robins, GA	—	3,416	5,309	316	3,416	5,626	9,042	544	1982	10/4/2017
Parsons Village	Seffner, FL	4,952	3,465	10,864	76	3,470	10,935	14,405	767	1983/1994	10/4/2017
Portland Village	Portland, TN	—	1,408	5,235	141	1,450	5,334	6,784	421	1984	10/4/2017
Promenade Shopping Center	Jacksonville, FL	—	6,507	6,149	283	6,559	6,380	12,939	1,037	1990	10/4/2017
Quail Valley Shopping Center	Missouri City, TX	—	2,452	11,501	622	2,480	12,093	14,573	831	1983	10/4/2017
Hillside West	Hillside, UT	—	691	1,739	—	691	1,739	2,430	90	2006	10/4/2017
Rolling Hills Shopping Center	Tucson, AZ	8,747	5,398	11,792	69	5,398	11,862	17,260	829	1980/1997	10/4/2017
South Oaks Shopping Center	Live Oak, FL	3,355	1,742	5,119	10	1,746	5,126	6,872	697	1976/2000	10/4/2017
East Pointe Plaza	Columbia, SC	—	7,492	11,752	402	7,764	11,882	19,646	1,338	1990	10/4/2017
Southgate Center	Heath, OH	—	4,246	22,752	88	4,261	22,825	27,086	1,541	1960/1997	10/4/2017
Country Club Center	Rio Rancho, NM	—	1,866	2,612	(688)	1,341	2,449	3,790	44	1977	10/4/2017
Summerville Galleria	Summerville, SC	—	4,104	8,668	219	4,310	8,680	12,990	649	1989/2003	10/4/2017
The Oaks	Hudson, FL	—	3,535	5,527	(140)	3,443	5,479	8,922	48	1981	10/4/2017
Riverplace Centre	Noblesville, IN	—	3,890	4,044	190	3,934	4,190	8,124	503	1992	10/4/2017
Timberlake Station	Lynchburg, VA	—	2,427	1,970	67	2,441	2,022	4,463	309	1950/1996	10/4/2017
Town & Country Center	Hamilton, OH	2,158	2,268	4,372	22	2,279	4,382	6,661	396	1950	10/4/2017
Powell Villa	Portland, OR	—	3,364	7,318	2,719	3,396	10,006	13,402	452	1959/1991	10/4/2017
Towne Crossing Shopping Center	Mesquite, TX	—	5,358	15,537	707	5,379	16,223	21,602	1,074	1984	10/4/2017
Village at Waterford	Midlothian, VA	4,378	2,702	5,194	138	2,768	5,266	8,034	382	1991	10/4/2017
Buckingham Square	Richardson, TX	—	2,087	6,392	480	2,120	6,839	8,959	462	1978	10/4/2017
Western Square Shopping Center	Laurens, SC	—	1,013	3,333	103	1,045	3,403	4,448	515	1978/1991	10/4/2017
White Oaks Plaza	Spindale, NC	—	2,568	3,350	(542)	2,124	3,252	5,376	56	1988	10/4/2017
Windsor Center	Dallas, NC	—	2,488	5,186	29	2,488	5,214	7,702	531	1974/1996	10/4/2017
Winery Square	Fairfield, CA	—	4,288	14,333	169	4,433	14,357	18,790	898	1987	10/4/2017
12 West Marketplace	Litchfield, MN	—	835	3,538	105	940	3,538	4,478	475	1989	10/4/2017
Orchard Plaza	Altoona, PA	1,388	2,537	5,366	4	2,537	5,370	7,907	516	1987	10/4/2017
Willowbrook Commons	Nashville, TN	—	5,384	6,002	169	5,462	6,093	11,555	496	2005	10/4/2017
Edgewood Towne Center	Edgewood, PA	—	10,029	22,535	3,075	10,219	25,421	35,640	1,829	1990	10/4/2017
Everson Pointe	Snellville, GA	—	4,222	8,421	62	4,233	8,472	12,705	670	1999	10/4/2017
Gleneagles Court	Memphis, TN	—	2,935	5,540	(516)	2,590	5,369	7,959	26	1988	10/4/2017
Village Square of Delafield	Delafield, WI	—	6,206	6,864	141	6,325	6,886	13,211	560	2007	10/4/2017
Jasper Manor	Jasper, IN	—	2,311	4,968	(593)	1,912	4,774	6,686	170	1990	10/4/2017
Pipestone Plaza	Benton Harbor, MI	—	1,432	5,715	(750)	941	5,456	6,397	34	1978	10/4/2017
Shoppes of Lake Village	Leesburg, FL	—	4,065	3,786	100	4,097	3,854	7,951	563	1987/1998	2/26/2018
Sierra Vista Plaza	Murrieta, CA	—	9,824	11,669	11	9,831	11,673	21,504	142	1991	9/28/2018
Wheat Ridge Marketplace	Wheat Ridge, CO	11,987	7,926	8,393	18	7,944	8,393	16,337	126	1996	10/3/2018
Atlantic Plaza	North Reading, MA	—	12,341	12,699	7	12,341	12,706	25,047	138	1959/1973	11/9/2018
Staunton Plaza	Staunton, VA	—	4,818	14,380	—	4,818	14,380	19,198	79	2006	11/16/2018
Bethany Village	Alpharetta, GA	—	6,138	8,355	—	6,138	8,355	14,493	58	2001	11/16/2018
Northpark Village	Lubbock, TX	—	3,087	6,047	—	3,087	6,047	9,134	40	1990	11/16/2018
Kings Crossing	Sun City Center, FL	—	5,654	11,225	21	5,654	11,247	16,901	70	2000/2018	11/16/2018
Lake Washington Crossing	Melbourne, FL	—	4,222	13,553	67	4,222	13,620	17,842	101	1987/2012	11/16/2018
Kipling Marketplace	Littleton, CO	—	4,020	10,405	48	4,020	10,452	14,472	73	1983/2009	11/16/2018

MetroWest Village	Orlando, FL	—	6,841	15,333	—	6,841	15,333	22,174	93	1990	11/16/2018
Spring Cypress Village	Houston, TX	—	9,579	14,567	—	9,579	14,567	24,146	91	1982/2007	11/16/2018
Commonwealth Square	Folsom, CA	6,370	9,955	12,586	61	9,955	12,647	22,602	116	1987	11/16/2018
Point Loomis	Milwaukee, WI	—	4,171	4,901	—	4,171	4,901	9,072	69	1965/1991	11/16/2018
Shasta Crossroads	Redding, CA	—	9,598	18,643	2	9,598	18,645	28,243	119	1989/2016	11/16/2018
Milan Plaza	Milan, MI	—	925	1,974	20	925	1,993	2,918	45	1960/1975	11/16/2018
Hilander Village	Roscoe, IL	—	2,581	7,461	—	2,581	7,461	10,042	80	1994	11/16/2018
Laguna 99 Plaza	Elk Grove, CA	—	5,422	16,952	10	5,422	16,962	22,384	96	1992	11/16/2018
Southfield Center	St. Louis, MO	—	5,612	13,643	12	5,618	13,650	19,268	88	1987	11/16/2018
Waterford Park Plaza	Plymouth, MN	—	4,935	19,543	—	4,935	19,543	24,478	120	1989	11/16/2018
Colonial Promenade	Winter Haven, FL	—	12,403	22,097	15	12,403	22,112	34,515	162	1986/2008	11/16/2018
Willimantic Plaza	Willimantic, CT	—	3,596	8,859	—	3,596	8,859	12,455	83	1968/1990	11/16/2018
Quivira Crossings	Overland Park, KS	—	7,512	10,729	13	7,512	10,742	18,254	85	1996	11/16/2018
Spivey Junction	Stockbridge, GA	—	4,083	10,414	—	4,083	10,414	14,497	68	1998	11/16/2018
Plaza Farmington	Farmington, NM	—	6,322	9,619	10	6,322	9,630	15,952	69	2004	11/16/2018
Harvest Plaza	Akron, OH	—	2,693	6,083	—	2,693	6,083	8,776	43	1974/2000	11/16/2018
Oakhurst Plaza	Seminole, FL	—	2,782	4,506	—	2,782	4,506	7,288	38	1974/2001	11/16/2018
Old Alabama Square	Johns Creek, GA	—	10,782	17,359	205	10,782	17,564	28,346	99	2000	11/16/2018
North Point Landing	Modesto, CA	—	8,040	28,422	14	8,040	28,436	36,476	152	1964/2008	11/16/2018
Glenwood Crossing	Cincinnati, OH	—	4,581	3,922	—	4,581	3,922	8,503	43	1999	11/16/2018
Rosewick Crossing	La Plata, MD	—	8,252	23,507	—	8,252	23,507	31,759	134	2008	11/16/2018
Alameda Crossing	Avondale, AZ	13,403	6,692	19,046	—	6,692	19,046	25,738	123	2006	11/16/2018
Vineyard Center	Templeton, CA	5,428	1,753	6,406	—	1,753	6,406	8,159	36	2007	11/16/2018
Ocean Breeze Plaza	Jensen Beach, FL	—	6,416	9,986	27	6,416	10,012	16,428	68	1993/2010	11/16/2018
Central Valley Marketplace	Ceres, CA	—	6,163	17,535	—	6,163	17,535	23,698	98	2005	11/16/2018
51st & Olive Square	Glendale, AZ	—	2,236	9,038	4	2,236	9,042	11,278	58	1975/2007	11/16/2018
West Acres Shopping Center	Fresno, CA	—	4,866	5,627	—	4,866	5,627	10,493	60	1990	11/16/2018
Meadows on the Parkway	Boulder, CO	—	23,954	32,744	15	23,954	32,759	56,713	181	1989	11/16/2018
Wyandotte Plaza	Kansas City, KS	—	5,204	17,566	—	5,204	17,566	22,770	102	1961/2015	11/16/2018
Broadlands Marketplace	Broomfield, CO	—	7,434	9,459	—	7,434	9,459	16,893	66	2002	11/16/2018
Village Center	Racine, WI	—	6,051	26,473	—	6,051	26,473	32,524	171	2002/2003	11/16/2018
Shoregate Town Center	Willowick, OH	—	7,152	16,282	94	7,152	16,376	23,528	191	1958/2005	11/16/2018
Plano Market Street	Plano, TX	—	14,837	33,178	68	14,837	33,246	48,083	175	2009	11/16/2018
Island Walk Shopping Center	Fernandina Beach, FL	—	8,190	19,992	1	8,190	19,992	28,182	135	1987/2012	11/16/2018
Normandale Village	Bloomington, MN	12,150	8,390	11,407	16	8,390	11,423	19,813	110	1973	11/16/2018
North Pointe Plaza	North Charleston, SC	—	10,232	26,348	1	10,232	26,349	36,581	197	1989	11/16/2018
Palmer Town Center	Easton, PA	—	7,331	23,525	—	7,331	23,525	30,856	139	2005	11/16/2018
Alico Commons	Fort Myers, FL	—	4,670	16,557	3	4,670	16,560	21,230	93	2009	11/16/2018
Windover Square	Melbourne, FL	—	4,115	13,309	8	4,115	13,317	17,432	76	1984/2010	11/16/2018
Rockledge Square	Rockledge, FL	—	3,477	4,469	—	3,477	4,469	7,946	53	1985	11/16/2018
Port St. John Plaza	Port St. John, FL	—	3,305	5,636	24	3,305	5,660	8,965	52	1986	11/16/2018
Fairfield Commons	Lakewood, CO	—	8,802	29,946	13	8,802	29,959	38,761	158	1985	11/16/2018
Cocoa Commons	Cocoa, FL	—	4,838	8,247	—	4,838	8,247	13,085	73	1986	11/16/2018
Hamilton Mill Village	Dacula, GA	—	7,059	9,678	—	7,059	9,678	16,737	69	1996	11/16/2018
Amherst Marketplace	Amherst, OH	—	4,297	6,946	—	4,297	6,946	11,243	58	1996	11/16/2018

Sheffield Crossing	Sheffield Village, OH	—	8,841	10,232	8	8,841	10,240	19,081	82	1989	11/16/2018
The Shoppes at Windmill Place	Batavia, IL	—	8,186	16,005	—	8,186	16,005	24,191	108	1991/1997	11/16/2018
Stone Gate Plaza	Crowley, TX	7,478	5,261	7,007	16	5,261	7,023	12,284	46	2003	11/16/2018
Everybody's Plaza	Cheshire, CT	—	2,520	10,096	250	2,520	10,346	12,866	56	1960/2005	11/16/2018
Lakewood City Center	Lakewood, OH	—	1,593	10,308	8	1,593	10,316	11,909	54	1991	11/16/2018
Carriagetown Marketplace	Amesbury, MA	—	7,084	15,492	69	7,115	15,530	22,645	103	2000	11/16/2018
Crossroads of Shakopee	Shakopee, MN	—	8,869	20,320	13	8,869	20,332	29,201	145	1998	11/16/2018
Broadway Pavilion	Santa Maria, CA	—	8,512	20,427	2	8,512	20,429	28,941	125	1987	11/16/2018
Sanibel Beach Place	Fort Myers, FL	—	3,918	7,043	—	3,918	7,043	10,961	55	2003	11/16/2018
Shoppes at Glen Lakes	Weeki Wachee, FL	—	3,118	7,473	74	3,118	7,548	10,666	48	2008	11/16/2018
Bartow Marketplace	Cartersville, GA	—	11,944	24,610	—	11,944	24,610	36,554	216	1995	11/16/2018
Bloomingdale Hills	Riverview, FL	—	4,384	5,179	—	4,384	5,179	9,563	49	2002/2012	11/16/2018
University Plaza	Amherst, NY	—	2,778	9,800	13	2,778	9,814	12,592	46	1980/1999	11/16/2018
McKinney Market Street	McKinney, TX	3,379	10,941	16,061	553	10,941	16,614	27,555	109	2003	11/16/2018
Montville Commons	Montville, CT	9,282	12,417	11,091	—	12,417	11,091	23,508	96	2007	11/16/2018
Shaw's Plaza Raynham	Raynham, MA	—	7,769	26,829	15	7,769	26,843	34,612	176	1965/1998	11/16/2018
Suntree Square	Southlake, TX	9,374	6,335	15,642	5	6,335	15,647	21,982	95	2000	11/16/2018
Green Valley Plaza	Henderson, NV	—	7,284	16,879	—	7,284	16,879	24,163	103	1978/1982	11/16/2018
Crosscreek Village	St. Cloud, FL	—	3,821	9,604	—	3,821	9,604	13,425	61	2008	11/16/2018
Market Walk	Savannah, GA	—	20,679	31,836	2	20,679	31,838	52,517	196	2014/2015	11/16/2018
Livonia Plaza	Livonia, MI	—	4,118	17,037	—	4,118	17,037	21,155	109	1988	11/16/2018
Franklin Centre	Franklin, WI	7,579	6,353	5,482	—	6,353	5,482	11,835	85	1994/2009	11/16/2018
Plaza 23	Pompton Plains, NJ	—	11,412	40,144	160	11,424	40,292	51,716	216	1963/1997	11/16/2018
Shorewood Crossing	Shorewood, IL	—	9,497	20,993	3	9,497	20,996	30,493	133	2001	11/16/2018
Herndon Place	Fresno, CA	—	7,148	10,071	13	7,148	10,084	17,232	83	2005	11/16/2018
Windmill Marketplace	Clovis, CA	—	2,775	7,299	—	2,775	7,299	10,074	40	2001	11/16/2018
Riverlakes Village	Bakersfield, CA	13,827	8,567	15,242	57	8,567	15,299	23,866	89	1997	11/16/2018
Bells Fork	Greenville, NC	—	2,846	6,455	18	2,846	6,473	9,319	39	2006	11/16/2018
Evans Towne Centre	Evans, GA	—	4,018	7,013	7	4,018	7,020	11,038	53	1995	11/16/2018
Mansfield Market Center	Mansfield, TX	—	4,672	13,154	—	4,672	13,154	17,826	73	2015	11/16/2018
Ormond Beach Mall	Ormond Beach, FL	—	4,954	7,006	—	4,954	7,006	11,960	56	1967/2010	11/16/2018
Heritage Plaza	Carol Stream, IL	9,510	6,205	16,507	11	6,205	16,518	22,723	100	1988	11/16/2018
Mountain Crossing	Dacula, GA	4,312	6,602	6,835	1	6,618	6,820	13,438	51	1997	11/16/2018
Seville Commons	Arlington, TX	—	4,689	12,602	9	4,689	12,611	17,300	76	1987	11/16/2018
Loganville Town Center	Loganville, GA	—	4,922	6,625	—	4,922	6,625	11,547	53	1997	11/16/2018
Cinco Ranch at Market Center	Katy, TX	—	5,553	14,053	6	5,553	14,059	19,612	52	2007/2008	12/12/2018
Northlake(5)		8,490	2,327	11,806	228	2,367	11,995	14,362	671	1985	10/4/2017
Corporate Adjustments(6)		—	6	2,751	(4,107)	(669)	(681)	(1,350)	(12)
Totals		$334,117	$1,567,538	$3,149,739	$131,206	$1,598,063	$3,250,420	$4,848,483	$393,970

(1)	Assets held for sale are not included in our Schedule III report.

(2)	Encumbrances do not include our capital leases.

(3)	The reduction to costs capitalized subsequent to acquisition could include parcels/out-parcels sold, and assets held-for-sale.

(4)	The aggregate cost of properties for Federal income tax purposes is approximately $4.8 billion at December 31, 2018.

(5)	Amounts consist of corporate building and land.

(6)	Amounts consist of elimination of intercompany construction management fees charged by the property manager to the owned real estate.

Reconciliation of real estate owned:

	2018	2017
Balance at January 1	$3,384,971	$2,329,080
Additions during the year:
Real estate acquisitions	1,850,294	1,021,204
Net additions to/improvements of real estate	12,936	40,192
Deductions during the year:
Real estate dispositions	(353,492)	(5,505)
Impairment of real estate	(46,226)	—
Balance at December 31	$4,848,483	$3,384,971
Reconciliation of accumulated depreciation:

	2018	2017
Balance at January 1	$314,080	$222,557
Additions during the year:
Depreciation expense	96,788	92,156
Deductions during the year:
Accumulated depreciation of real estate dispositions	(9,355)	(633)
Accumulated depreciation of impaired real estate	(7,543)	—
Balance at December 31	$393,970	$314,080
* * * * *

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2019 AND DECEMBER 31, 2018
(Unaudited)
(In thousands, except per share amounts)

	June 30, 2019	December 31, 2018
ASSETS
Investment in real estate:
Land and improvements	$1,595,005	$1,598,063
Building and improvements	3,241,923	3,250,420
In-place lease assets	460,994	464,721
Above-market lease assets	66,740	67,140
Total investment in real estate assets	5,364,662	5,380,344
Accumulated depreciation and amortization	(667,037)	(565,507)
Net investment in real estate assets	4,697,625	4,814,837
Investment in unconsolidated joint ventures	42,418	45,651
Total investment in real estate assets, net	4,740,043	4,860,488
Cash and cash equivalents	17,772	16,791
Restricted cash	34,784	67,513
Accounts receivable – affiliates	3,409	5,125
Corporate intangible asset, net	4,401	14,054
Goodwill	29,066	29,066
Other assets, net	131,101	153,076
Real estate investment and other assets held for sale	15,877	17,364
Total assets	$4,976,453	$5,163,477

LIABILITIES AND EQUITY
Liabilities:
Debt obligations, net	$2,423,405	$2,438,826
Below-market lease liabilities, net	125,041	131,559
Earn-out liability	32,000	39,500
Deferred income	14,899	14,025
Accounts payable and other liabilities	138,780	126,074
Liabilities of real estate investment held for sale	302	596
Total liabilities	2,734,427	2,750,580
Commitments and contingencies (Note 10)	—	—
Equity:
Preferred stock, $0.01 par value per share, 10,000 shares authorized, zero shares issued
and outstanding at June 30, 2019 and December 31, 2018, respectively	—	—
Common stock, $0.01 par value per share, 1,000,000 shares authorized, 283,770 and 279,803
shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively	2,838	2,798
Additional paid-in capital	2,718,871	2,674,871
Accumulated other comprehensive (loss) income (“AOCI”)	(20,538)	12,362
Accumulated deficit	(830,358)	(692,045)
Total stockholders’ equity	1,870,813	1,997,986
Noncontrolling interests	371,213	414,911
Total equity	2,242,026	2,412,897
Total liabilities and equity	$4,976,453	$5,163,477

See notes to consolidated financial statements.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Revenues:
Rental income	$129,030	$94,410	$257,890	$188,296
Fees and management income	3,051	9,137	6,312	17,849
Other property income	500	626	1,148	1,227
Total revenues	132,581	104,173	265,350	207,372
Expenses:
Property operating	20,933	16,901	43,799	35,016
Real estate taxes	17,930	13,326	35,278	26,473
General and administrative	13,540	13,450	26,750	23,911
Depreciation and amortization	59,554	46,385	120,543	92,812
Impairment of real estate assets	25,199	10,939	38,916	10,939
Total expenses	137,156	101,001	265,286	189,151
Other:
Interest expense, net	(25,758)	(17,051)	(50,842)	(33,830)
(Loss) gain on disposal of property, net	(1,266)	985	5,855	985
Other impairment charges	(9,661)	—	(9,661)	—
Other (expense) income, net	(912)	(1,182)	6,624	(1,289)
Net loss	(42,172)	(14,076)	(47,960)	(15,913)
Net loss attributable to noncontrolling interests	5,602	2,725	6,195	2,962
Net loss attributable to stockholders	$(36,570)	$(11,351)	$(41,765)	$(12,951)
Earnings per common share:
Net loss per share attributable to stockholders - basic and diluted (See Note 13)	$(0.13)	$(0.06)	$(0.15)	$(0.07)

Comprehensive (loss) income:
Net loss	$(42,172)	$(14,076)	$(47,960)	$(15,913)
Other comprehensive (loss) income:
Change in unrealized value on interest rate swaps	(23,645)	4,855	(38,006)	18,343
Comprehensive (loss) income	(65,817)	(9,221)	(85,966)	2,430
Net loss attributable to noncontrolling interests	5,602	2,725	6,195	2,962
Comprehensive loss (income) attributable to noncontrolling interests	3,168	1,782	5,106	(584)
Comprehensive (loss) income attributable to stockholders	$(57,047)	$(4,714)	$(74,665)	$4,808

See notes to consolidated financial statements.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE THREE MONTHS ENDED JUNE 30, 2019 AND 2018
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended June 30, 2019 and 2018
	Common Stock		Additional Paid-In Capital	AOCI	Accumulated Deficit	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
	Shares	Amount
Balance at April 1, 2018	186,027	$1,860	$1,638,176	$27,381	$(634,164)	$1,033,253	$428,019	$1,461,272
Share repurchases	(3,830)	(38)	(42,099)	—	—	(42,137)	—	(42,137)
Dividend reinvestment plan (“DRIP”)	1,102	11	12,124	—	—	12,135	—	12,135
Change in unrealized value on interest rate swaps	—	—	—	3,912	—	3,912	943	4,855
Common distributions declared, $0.17 per share	—	—	—	—	(31,158)	(31,158)	—	(31,158)
Distributions to noncontrolling interests	—	—	—	—	—	—	(7,308)	(7,308)
Share-based compensation expense	5	—	401	—	—	401	1,300	1,701
Other	—	—	(12)	—	—	(12)	—	(12)
Net loss	—	—	—	—	(11,351)	(11,351)	(2,725)	(14,076)
Balance at June 30, 2018	183,304	$1,833	$1,608,590	$31,293	$(676,673)	$965,043	$420,229	$1,385,272

Balance at April 1, 2019	281,549	$2,815	$2,693,946	$(61)	$(745,740)	$1,950,960	$398,225	$2,349,185
Share repurchases	(541)	(5)	(5,989)	—	—	(5,994)	—	(5,994)
DRIP	1,558	15	17,225	—	—	17,240	—	17,240
Change in unrealized value on interest rate swaps	—	—	—	(20,477)	—	(20,477)	(3,168)	(23,645)
Common distributions declared, $0.17 per share	—	—	—	—	(48,048)	(48,048)	—	(48,048)
Distributions to noncontrolling interests	—	—	—	—	—	—	(7,061)	(7,061)
Share-based compensation expense	—	—	630	—	—	630	1,891	2,521
Share-based awards vesting	24	1	(1)	—	—	—	—	—
Conversion of noncontrolling interests	1,180	12	13,060	—	—	13,072	(13,072)	—
Net loss	—	—	—	—	(36,570)	(36,570)	(5,602)	(42,172)
Balance at June 30, 2019	283,770	$2,838	$2,718,871	$(20,538)	$(830,358)	$1,870,813	$371,213	$2,242,026

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(Unaudited)
(In thousands, except per share amounts)

	Six Months Ended June 30, 2019 and 2018
	Common Stock		Additional Paid-In Capital	AOCI	Accumulated Deficit	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
	Shares	Amount
Balance at January 1, 2018	185,233	$1,852	$1,629,130	$16,496	$(601,238)	$1,046,240	$432,442	$1,478,682
Share repurchases	(4,196)	(42)	(46,110)	—	—	(46,152)	—	(46,152)
DRIP	2,262	23	24,876	—	—	24,899	—	24,899
Change in unrealized value on interest rate swaps	—	—	—	14,797	—	14,797	3,546	18,343
Common distributions declared, $0.34 per share	—	—	—	—	(62,484)	(62,484)	—	(62,484)
Distributions to noncontrolling interests	—	—	—	—	—	—	(14,097)	(14,097)
Share-based compensation expense	5	—	719	—	—	719	1,300	2,019
Other	—	—	(25)	—	—	(25)	—	(25)
Net loss	—	—	—	—	(12,951)	(12,951)	(2,962)	(15,913)
Balance at June 30, 2018	183,304	$1,833	$1,608,590	$31,293	$(676,673)	$965,043	$420,229	$1,385,272

Balance at December 31, 2018	279,803	$2,798	$2,674,871	$12,362	$(692,045)	$1,997,986	$414,911	$2,412,897
Adoption of new accounting pronouncement (see Note 3)	—	—	—	—	(528)	(528)	—	(528)
Balance at January 1, 2019	279,803	$2,798	$2,674,871	$12,362	$(692,573)	$1,997,458	$414,911	$2,412,369
Share repurchases	(1,146)	(11)	(12,663)	—	—	(12,674)	—	(12,674)
DRIP	3,161	31	34,927	—	—	34,958	—	34,958
Change in unrealized value on interest rate swaps	—	—	—	(32,900)	—	(32,900)	(5,106)	(38,006)
Common distributions declared, $0.34 per share	—	—	—	—	(96,020)	(96,020)	—	(96,020)
Distributions to noncontrolling interests	—	—	—	—	—	—	(14,228)	(14,228)
Share-based compensation expense	—	—	1,063	—	—	1,063	2,730	3,793
Share-based awards vesting	82	1	(1)	—	—	—	—	—
Share-based awards retained for taxes	(18)	—	(206)	—	—	(206)	—	(206)
Conversion of noncontrolling interests	1,888	19	20,880	—	—	20,899	(20,899)	—
Net loss	—	—	—	—	(41,765)	(41,765)	(6,195)	(47,960)
Balance at June 30, 2019	283,770	$2,838	$2,718,871	$(20,538)	$(830,358)	$1,870,813	$371,213	$2,242,026

See notes to consolidated financial statements.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(Unaudited)
(In thousands)

	Six Months Ended June 30,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(47,960)	$(15,913)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization of real estate assets	117,170	84,216
Impairment of real estate assets	38,916	10,939
Depreciation and amortization of corporate assets	3,373	7,672
Amortization of deferred financing expenses	2,522	2,401
Net amortization of above- and below-market leases	(2,224)	(1,990)
Gain on disposal of property, net	(5,855)	(877)
Change in fair value of earn-out liability	(7,500)	1,500
Straight-line rent	(4,456)	(2,471)
Share-based compensation expense	3,793	1,994
Equity in net loss of unconsolidated joint ventures	976	—
Other impairment charges	9,661	—
Other	5,211	229
Changes in operating assets and liabilities:
Other assets, net	(1,553)	(702)
Accounts payable and other liabilities	(12,005)	(9,186)
Net cash provided by operating activities	100,069	77,812
CASH FLOWS FROM INVESTING ACTIVITIES:
Real estate acquisitions	(49,880)	(9,222)
Capital expenditures	(27,221)	(17,346)
Proceeds from sale of real estate	47,857	13,300
Return of investment in unconsolidated joint ventures	2,257	—
Net cash used in investing activities	(26,987)	(13,268)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in credit facility	(73,359)	(15,000)
Proceeds from mortgages and loans payable	60,000	65,000
Payments on outstanding indebtedness	(4,835)	(20,542)
Distributions paid, net of DRIP	(60,787)	(37,819)
Distributions to noncontrolling interests	(13,841)	(14,096)
Repurchases of common stock	(11,802)	(44,494)
Other	(206)	—
Net cash used in financing activities	(104,830)	(66,951)
NET DECREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(31,748)	(2,407)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH:
Beginning of period	84,304	27,445
End of period	$52,556	$25,038

RECONCILIATION TO CONSOLIDATED BALANCE SHEETS
Cash and cash equivalents	$17,772	$8,310
Restricted cash	34,784	16,728
Cash, cash equivalents, and restricted cash at end of period	$52,556	$25,038

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(Unaudited)
(In thousands)

	2019	2018
SUPPLEMENTAL CASH FLOW DISCLOSURE, INCLUDING NON-CASH INVESTING AND FINANCING ACTIVITIES:
Cash paid for interest	$44,169	$32,422
Accrued capital expenditures	2,960	2,428
Change in distributions payable	275	(235)
Change in distributions payable - noncontrolling interests	387	2
Change in accrued share repurchase obligation	872	1,658
Distributions reinvested	34,958	24,899

See notes to consolidated financial statements.

Phillips Edison & Company, Inc.
Notes to Consolidated Financial Statements
(Unaudited)

1. ORGANIZATION
Phillips Edison & Company, Inc. (“we,” the “Company,” “our,” or “us”) was formed as a Maryland corporation in October 2009. Substantially all of our business is conducted through Phillips Edison Grocery Center Operating Partnership I, L.P., (the “Operating Partnership”), a Delaware limited partnership formed in December 2009. We are a limited partner of the Operating Partnership, and our wholly owned subsidiary, Phillips Edison Grocery Center OP GP I LLC, is the sole general partner of the Operating Partnership.
We invest primarily in well-occupied, grocery-anchored, neighborhood and community shopping centers that have a mix of creditworthy national, regional, and local retailers that sell necessity-based goods and services in strong demographic markets throughout the United States. In addition to managing our own properties, our third-party investment management business provides comprehensive real estate and asset management services to (i) Phillips Edison Grocery Center REIT III, Inc. (“PECO III”), a non-traded publicly registered REIT; (ii) three institutional joint ventures; and (iii) one private fund (collectively, the “Managed Funds”).
In November 2018, we completed a merger (the “Merger”) with Phillips Edison Grocery Center REIT II, Inc. (“REIT II”), a
public non-traded REIT that was advised and managed by us, in a 100% stock-for-stock transaction valued at approximately
$1.9 billion. As a result of the Merger, we acquired 86 properties and a 20% equity interest in Necessity Retail Partners (“NRP” or the “NRP joint venture”), a joint venture that owned 13 properties. For a more detailed discussion, see Note 4.
In November 2018, through our direct or indirect subsidiaries, we entered into a joint venture with The Northwestern
Mutual Life Insurance Company (“Northwestern Mutual”). At formation, we contributed or sold 17 grocery-anchored shopping centers with a fair value of approximately $359 million to the new joint venture, Grocery Retail Partners I LLC (“GRP I” or the “GRP I joint venture”). GRP I also assumed a portfolio loan from us as part of this transaction. In exchange, we received a 15% ownership interest in GRP I and cash of $161.8 million. For a more detailed discussion, see Note 6.
As of June 30, 2019, we wholly-owned fee simple interests in 298 real estate properties. In addition, we owned a 20% equity interest in NRP and a 15% interest in GRP I, as described previously.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations and require the application of significant judgment by management. For example, significant estimates and assumptions have been made with respect to the useful lives of assets, recoverable amounts of receivables, and other fair value measurement assessments required for the preparation of the consolidated financial statements. As a result, these estimates are subject to a degree of uncertainty.
Other than those noted below, there have been no changes to our significant accounting policies during the six months ended June 30, 2019. For a full summary of our accounting policies, refer to our 2018 Annual Report on Form 10-K filed with the SEC on March 13, 2019.
Basis of Presentation and Principles of Consolidation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. Readers of this Quarterly Report on Form 10-Q should refer to our audited consolidated financial statements for the year ended December 31, 2018, which are included in our 2018 Annual Report on Form 10-K. In the opinion of management, all normal and recurring adjustments necessary for the fair presentation of the unaudited consolidated financial statements for the periods presented have been included in this Quarterly Report. Our results of operations for the three and six months ended June 30, 2019, are not necessarily indicative of the operating results expected for the full year.
The accompanying consolidated financial statements include our accounts and those of our majority-owned subsidiaries. All intercompany balances and transactions are eliminated upon consolidation.
Leases—We are party to a number of lease agreements, both as a lessor as well as a lessee of various types of assets.

Lessor—The majority of our revenue is lease revenue derived from our real estate assets, which is accounted for under Accounting Standards Codification (“ASC”) Topic 842, Leases (“ASC 842”). We adopted the accounting guidance contained within ASC 842 on January 1, 2019, the effective date of the standard for public companies. We record lease and lease-related revenue as Rental Income on the consolidated statements of operations and comprehensive (loss) income, also referred to herein as our “consolidated statements of operations”, in accordance with ASC 842.
We enter into leases primarily as a lessor as part of our real estate operations, and leases represent the majority of our revenue. We lease space in our properties generally in the form of operating leases. Our leases typically provide for reimbursements from tenants for common area maintenance, insurance, and real estate tax expenses. Common area maintenance reimbursements can be fixed, with revenue earned on a straight-line basis over the term of the lease, or variable, with revenue recognized as services are performed for which we will be reimbursed.
The terms and expirations of our operating leases with our tenants are generally similar. The majority of leases for inline (non-anchor) tenants have terms that range from 2 to 10 years, and the majority of leases for anchor tenants range from 3 to 13 years. In both cases, the full term of the lease prior to our acquisition or assumption of the lease will generally be longer, however, we are measuring the commencement date for these purposes as being the date that we acquired or assumed the lease, excluding option periods.
The lease agreements frequently contain fixed-price renewal options to extend the terms of leases and other terms and conditions as negotiated. In calculating the term of our leases, we consider whether these options are reasonably certain to be exercised. Our determination involves a combination of contract-, asset-, entity-, and market-based factors and involves considerable judgment. We retain substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Currently, our tenants have no options to purchase at the end of the lease term, although in a small number of leases, a tenant, usually the anchor tenant, may have the right of first refusal to purchase one of our properties if we elect to sell the center.
Beginning January 1, 2019, we evaluate whether a lease is an operating, sales-type, or direct financing lease using the criteria established in ASC 842. Leases will be considered either sales-type or direct financing leases if any of the following criteria are met:

•	if the lease transfers ownership of the underlying asset to the lessee by the end of the term;

•	if the lease grants the lessee an option to purchase the underlying asset that is reasonably certain to be exercised;

•	if the lease term is for the major part of the remaining economic life of the underlying asset; or

•	if the present value of the sum of the lease payments and any residual value guaranteed by the lessee equals or exceeds substantially all of the fair value of the underlying asset.
We utilize substantial judgment in determining the fair value of the leased asset, the economic life of the leased asset, and the relevant borrowing rate in performing our lease classification analysis. If none of the criteria listed above are met, the lease is classified as an operating lease. Currently all of our leases are classified as operating leases, and we expect that the majority, if not all, of our leases will continue to be classified as operating leases based upon our typical lease terms.
We commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. The determination of when revenue recognition under a lease begins, as well as the nature of the leased asset, is dependent upon our assessment of who is the owner, for accounting purposes, of any related tenant improvements. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space, and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.
If we conclude that we are not the owner, for accounting purposes, of the tenant improvements (i.e., the lessee is the owner), then the leased asset is the unimproved space and any tenant allowances funded under the lease are treated as lease incentives, which reduce revenue recognized over the term of the lease. In these circumstances, we begin revenue recognition when the lessee takes possession of the unimproved space to construct their own improvements. We consider a number of different factors in evaluating whether the lessee or we are the owner of the tenant improvements for accounting purposes. These factors include:

•	whether the lease stipulates how and on what a tenant improvement allowance may be spent;

•	whether the tenant or landlord retains legal title to the improvements;

•	the uniqueness of the improvements;

•	the expected economic life of the tenant improvements relative to the length of the lease; and

•	who constructs or directs the construction of the improvements.

The majority of our leases provide for fixed rental escalations, and we recognize rental income on a straight-line basis over the term of each lease in such instances. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of Other Assets, Net. Due to the impact of the straight-line adjustments, rental income generally will be greater than the cash collected in the early years and will be less than the cash collected in the later years of a lease.
Reimbursements from tenants for recoverable real estate taxes and operating expenses that are fixed per the terms of the applicable lease agreements are recorded on a straight-line basis, as described above. The majority of our lease agreements with tenants, however, provide for tenant reimbursements that are variable depending upon the applicable expenses incurred. These reimbursements are accrued as revenue in the period in which the applicable expenses are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to materially differ from the estimated reimbursements. Both fixed and variable tenant reimbursements are recorded as Rental Income in the consolidated statements of operations. In certain cases, the lease agreement may stipulate that a tenant make a direct payment for real estate taxes to the relevant taxing authorities. In these cases, beginning on January 1, 2019, we no longer record any revenue or expense related to these tenant expenditures. Although we expect such cases to be rare, in the event that a direct-paying tenant failed to make their required payment to the taxing authorities, we would potentially be liable for such amounts, although they are not recorded as a liability in our consolidated balance sheets per the requirements of ASC 842. We have made a policy election to exclude amounts collected from customers for all sales tax and other similar taxes from the transaction price in our recognition of lease revenue.
Additionally, we record an immaterial amount of variable revenue in the form of percentage rental income. Our policy for percentage rental income is to defer recognition of contingent rental income until the specified target (i.e., breakpoint) that triggers the contingent rental income is achieved.
In some instances, as part of our negotiations, we may offer lease incentives to our tenants. These incentives usually take the form of payments made to or on behalf of the tenant, and such incentives will be deducted from the lease payment and recorded on a straight-line basis over the term of the new lease.
We record lease termination income if there is a signed termination agreement, all of the conditions of the agreement have been met, collectability is reasonably assured and the tenant is no longer occupying the property. Upon early lease termination, we provide for losses related to unrecovered tenant-specific intangibles and other assets. We record lease termination income as Rental Income in the consolidated statements of operations.
Historically, we periodically reviewed the collectability of outstanding receivables. Following the adoption of ASC 842, as of January 1, 2019, lease receivables are reviewed continually to determine whether or not it is likely that we will realize all amounts receivable for each of our tenants (i.e., whether a tenant is deemed to be a credit risk). If we determine that the tenant is not a credit risk, no reserve or reduction of revenue is recorded, except in the case of disputed charges. If we determine that the tenant is a credit risk, revenue for that tenant is recorded on a cash basis, including any amounts relating to straight-line rent receivables and/or receivables for recoverable expenses. Under ASC 842, the aforementioned adjustments as well as any reserve for disputed charges are recorded as a reduction of Rental Income rather than in Property Operating, where our reserves were previously recorded, on the consolidated statements of operations.
Lessee—We enter into leases as a lessee as part of our real estate operations in the form of ground leases of land for certain properties, and as part of our corporate operations in the form of office space and office equipment leases. Ground leases typically have initial terms of 15-40 years with one or more options to renew for additional terms of 3-5 years, and may include options that grant us, as the lessee, the right to terminate the lease, without penalty, in advance of the full lease term. Our office space leases generally have terms of less than ten years with no renewal options. Office equipment leases typically have terms ranging from 3-5 years with options to extend the term for a year or less, but contain minimal termination rights. In calculating the term of our leases, we consider whether we are reasonably certain to exercise renewal and/or termination options. Our determination involves a combination of contract-, asset-, entity-, and market-based factors and involves considerable judgment.
Currently, neither our operating leases nor our finance leases have residual value guarantees or other restrictions or covenants, but a small number may contain nonlease components which have been deemed not material. Beginning January 1, 2019, we evaluate whether a lease is a finance or operating lease using the criteria established in ASC 842. The criteria we use to determine whether a lease is a finance lease are the same as those we use to determine whether a lease is sales-type lease as a lessor. If none of the finance lease criteria is met, we classify the lease as an operating lease.
We record right-of-use (“ROU”) assets and liabilities in the consolidated balance sheets based upon the terms and conditions of the applicable lease agreement. We use discount rates to calculate the present value of lease payments when determining lease classification and measuring our lease liability. We use the rate implicit in the lease as our discount rate unless that rate cannot be readily determined, in which case we consider various factors to select an appropriate discount rate. This requires the application of judgment, and we consider the length of the lease as well as the length and securitization of our outstanding debt agreements in selecting an appropriate rate. Refer to Note 3 for further detail.
Revenue Recognition—In addition to our lease-related revenue, we also earn fee revenues by providing services to the Managed Funds. These fees are accounted for within the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), and are recorded as Fees and Management Income on the consolidated statements of operations. We provide services to the Managed Funds, all of which are considered related parties. These services primarily include asset acquisition and disposition services, asset management, operating and leasing of properties, construction management, and other general and administrative responsibilities. These services are currently provided under various combinations of advisory agreements, property management agreements, and other service agreements (the “Management Agreements”). The wide variety of duties within the Management Agreements makes determining the performance obligations within the contracts a matter of judgment. We have concluded that each of the separately disclosed fee types in the below table represents a separate performance obligation within the Management Agreements.
The table below shows the most significant of these fee types in the Management Agreements:

Fee	Performance Obligation Satisfied	Form and Timing of Payment	Description
Asset Management	Over time	In cash and/or ownership units, monthly	Because each increment of service is distinct, although substantially the same, revenue is recognized at the end of each reporting period based upon asset base and the applicable rate.
Property Management	Over time	In cash, monthly	Because each increment of service is distinct, although substantially the same, revenue is recognized at the end of each month based on a percentage of the properties’ cash receipts.
Leasing Commissions	Point in time (upon close of a transaction)	In cash, upon completion	Revenue is recognized in an amount equal to the fees charged by unaffiliated persons rendering comparable services in the same geographic location.
Construction Management	Point in time (upon close of a project)	In cash, upon completion	Revenue is recognized in an amount equal to the fees charged by unaffiliated persons rendering comparable services in the same geographic location.
Acquisition/Disposition	Point in time (upon close of a transaction)	In cash, upon close of the transaction	Revenue is recognized based on a percentage of the purchase price or disposition price of the property acquired or sold.
Due to the nature of the services being provided under our Management Agreements, each performance obligation has a variable component. Therefore, when we determine the transaction price for the contracts, we are required to constrain our estimate to an amount that is not probable of significant revenue reversal. For most of these fee types, such as acquisition fees and leasing commissions, compensation only occurs if a transaction takes place and the amount of compensation is dependent upon the terms of the transaction. For our property and asset management fees, due to the large number and broad range of possible consideration amounts, we calculate the amount earned at the end of each month.
In addition to the fees listed above, certain of our Management Agreements include the potential for additional revenues if certain market conditions are in place or certain events take place. We have not recognized revenue related to these fees, nor will we until it is no longer highly probable that there would be a material reversal of revenue.
Additionally, effective January 1, 2018, sales or transfers to non-customers of non-financial assets or in substance non-financial assets that do not meet the definition of a business are accounted for within the scope of ASC Topic 610-20, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (“ASC 610-20”). Generally, our sales of real estate would be considered a sale of a non-financial asset as defined by ASC 610-20. Under ASC 610-20, if we determine we do not have a controlling financial interest in the entity that holds the asset and the arrangement meets the criteria to be accounted for as a contract, we would de-recognize the asset and recognize a gain or loss on the sale of the real estate when control of the underlying asset transfers to the buyer. Further, we may defer a tax gain through an Internal Revenue Code (the “Code”) Section 1031 like-kind exchange by purchasing another property within a specified time period. For additional information regarding gain on sale of assets, refer to Note 5.
Income Taxes—Our consolidated financial statements include the operations of wholly owned subsidiaries that have jointly elected to be treated as Taxable REIT Subsidiaries (“TRS”) and are subject to U.S. federal, state, and local income taxes at regular corporate tax rates. During the three and six months ended June 30, 2019 and 2018, no federal income tax expense or benefit was reported, and we recorded a full valuation allowance for our net deferred tax asset. We recognized an immaterial amount of state and local income tax expense, which is included in Other (Expense) Income, Net on the consolidated statements of operations.

Recently Issued and Newly Adopted Accounting Pronouncements—The following table provides a brief description of recent accounting pronouncements that could have a material effect on our consolidated financial statements:

Standard	Description	Date of Adoption	Effect on the Consolidated Financial Statements or Other Significant Matters
Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses (Topic 326):
Measurement of Credit Losses on Financial Instruments

ASU 2018-19, Financial Instruments - Credit Losses (Topic 326): Codification Improvements

ASU 2019-05, Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief

The amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. It clarifies that receivables arising from operating leases are not within the scope of Topic 326. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with ASC 842. It also allows election of the fair value option on certain financial instruments. This update is effective for public entities in fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted after December 15, 2018.
January 1, 2020
We are currently evaluating the impact the adoption of this standard will have on our consolidated financial statements. The majority of our financial instruments result from operating leasing transactions, which are not within the scope of this standard.

ASU 2018-13, Fair Value Measurement (Topic 820)
This ASU eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of the Financial Accounting Standards Board’s disclosure framework project. It is effective for annual and interim reporting periods beginning after December 15, 2019, but early adoption is permitted.
		January 1, 2020	We are currently evaluating the impact the adoption of this standard will have on our consolidated financial statements, which is expected to only impact fair value measurement disclosures.
ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities
This ASU amends two aspects of the related-party guidance in ASC 810: (1) adds an elective private-company scope exception to the variable interest entity guidance for entities under common control and (2) indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. For entities other than private companies, the amendments in this update are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. All entities are required to apply the amendments in this update retrospectively with a cumulative effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted.
		January 1, 2020	We are currently evaluating the impact the adoption of this standard will have on our consolidated financial statements.
ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments
This ASU amends a variety of topics, improving certain aspects of previously issued ASUs, including ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The amendment is effective for fiscal years beginning after December 15, 2019, but early adoption is permitted.
		January 1, 2020	We are currently evaluating the impact the adoption of this standard will have on our consolidated financial statements.

The following table provides a brief description of newly adopted accounting pronouncements and their effect on our consolidated financial statements:

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2016-02, Leases (Topic 842)

ASU 2018-01, Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842

ASU 2018-10, Codification Improvements to Topic 842, Leases

ASU 2018-11, Leases (Topic 842): Targeted Improvements

ASU 2018-20, Leases (Topic 842): Narrow-Scope Improvements for Lessors

ASU 2019-01, Leases (Topic 842): Codification Improvements
	These updates amended existing guidance by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements.	January 1, 2019
We adopted this standard on January 1, 2019 and a modified retrospective transition approach was required. We determined that the adoption had a material impact on our consolidated financial statements; please refer to Note 3 for additional details.

We elected to utilize the following optional practical expedients upon adoption:
- Package of practical expedients which permits us not to reassess our prior conclusions about lease identification, lease classification, and initial direct costs.
- Practical expedient permitting us not to assess whether existing, expired, or current land easements either are or contain a lease.
- Practical expedient which permits us as a lessor not to separate non-lease components, such as common area maintenance reimbursements, from the associated lease component, provided that the timing and pattern of transfer of the services are substantially the same. Because of our decision to elect this practical expedient, we will no longer present our Rental Income and Tenant Recovery Income amounts separately on our consolidated statements of operations, and have reclassified Tenant Recovery Income amounts to Rental Income for all periods presented on the consolidated statements of operations.
- Practical expedient which permits us not to record a right of use asset or lease liability related to leases of twelve months or fewer, but instead allows us to record expense related to any such leases as it is incurred.

ASU 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting
The amendments in this update expanded the scope of Topic 718: Compensation - Stock Compensation to include share-base payment transactions for acquiring goods and services from non-employees, except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period).
		January 1, 2019	The adoption of this standard did not have a material impact on our consolidated financial statements.
ASU 2018-16, Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes
This update permitted use of the OIS rate based on the SOFR as a US benchmark interest rate for hedge accounting purposes under Topic 815. The purpose of this was to facilitate the LIBOR to SOFR transition and provide sufficient lead time for entities to prepare for changes to interest rate risk hedging strategies for both risk management and hedge accounting purposes.
		January 1, 2019	The adoption of this standard did not have a material impact on our consolidated financial statements.

Reclassifications—The following line items on our consolidated statements of operations for the three and six months ended June 30, 2018, were reclassified to conform to current year presentation:

•	Tenant Recovery was combined with Rental Income, and

•	Other Expense, Net previously included activity from property disposals, and this is now presented as (Loss) Gain on Disposal of Property, Net.
The following line items on our consolidated statements of cash flows for the six months ended June 30, 2018, were reclassified to conform to current year presentation:

•	Accounts Receivable - Affiliates was combined with Other Assets, Net;

•	Accounts Payable - Affiliates was combined with Accounts Payable and Other Liabilities; and

•	Net Loss on Write-off of Unamortized Capitalized Leasing Commissions, Market Debt Adjustments, and
Deferred Financing Expenses were reclassified to Other.

3. LEASES
Standard Adoption—Effective January 1, 2019, we adopted ASU 2016-02, Leases. This standard was adopted in conjunction with the related updates, ASU 2018-01, Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842; ASU 2018-10, Codification Improvements to Topic 842, Leases; ASU 2018-11, Leases (Topic 842): Targeted Improvements; and ASU 2018-20, Leases (Topic 842): Narrow-Scope Improvements for Lessors, collectively “ASC 842,” using a modified-retrospective approach, as required. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019.
The adoption of ASC 842 resulted in a $0.5 million adjustment to the current year’s opening balance in Accumulated Deficit on the consolidated balance sheets as a result of recognizing ROU assets and lease liabilities as well as adjustments to our collectability reserve. Beginning in January 1, 2019, due to the new standard’s narrowed definition of initial direct costs, we now expense significant lease origination costs as incurred, which were previously capitalized as initial direct costs and amortized to expense over the lease term. We capitalized $6.2 million of internal costs for the year ended December 31, 2018, some of which we will continue to capitalize in accordance with the standard. During the six months ended June 30, 2019, the amounts capitalized were $1.9 million, compared to $2.9 million during the six months ended June 30, 2018. Amounts that were capitalized prior to the adoption of ASC 842 will continue to be amortized over their remaining lives.
Additionally, ASC 842 requires that lessors exclude from variable payments all costs paid by a lessee directly to a third party. For the year ended December 31, 2018, $8.0 million in real estate tax payments made by tenants directly to third parties was recorded by us as both Tenant Recovery Income and Real Estate Taxes. This amount was approximately $1.3 million and $2.7 million for the three and six months ended June 30, 2018, respectively. Beginning January 1, 2019, such amounts are no longer recognized by us. As the recorded expense was completely offset by the tenant recovery income recorded, this has no net impact to earnings.
Beginning January 1, 2019, operating lease receivables are accounted for under ASC 842, which requires us to recognize changes in the collectability assessment for an operating lease as an adjustment to lease income. For the year ended December 31, 2018, $2.9 million of expense was recorded as Property Operating on our consolidated statements of operations, which would have been recorded as a reduction to Rental Income under the new standard. For the three and six months ended June 30, 2019, the total amount recorded as a reduction to Rental Income as a result of collectability reserves was $0.1 million and $0.7 million, respectively.
Lessor—The majority of our leases are largely similar in that the leased asset is retail space within our properties, and the lease agreements generally contain similar provisions and features, without substantial variations. All of our leases are currently classified as operating leases.

Approximate future fixed contractual lease payments to be received under non-cancelable operating leases in effect as of June 30, 2019, assuming no new or renegotiated leases or option extensions on lease agreements, are as follows (in thousands):

Year	Amount
Remaining 2019	$191,571
2020	360,997
2021	316,521
2022	274,713
2023	223,940
2024 and thereafter	636,772
Total	$2,004,514
No single tenant comprised 10% or more of our aggregate annualized base rent (“ABR”) as of June 30, 2019. As of June 30, 2019, our real estate investments in Florida and California represented 12.3% and 10.0% of our ABR, respectively. As a result, the geographic concentration of our portfolio makes it particularly susceptible to adverse economic or weather developments in the Florida and California real estate markets.
Lessee—As a lessee, we recognized additional operating lease liabilities of $6.2 million with corresponding ROU assets of $6.0 million, and the difference between them was recorded as an adjustment to Accumulated Deficit on the consolidated balance sheets. On adoption of ASC 842, these asset and liability amounts represented the present value of the remaining fixed minimum rental payments under current leasing standards for existing leases, adjusted as appropriate for amounts written off in transition to the new guidance. The initial measurement of a ROU asset may differ from the initial measurement of the corresponding lease liability due to initial direct costs, prepaid lease payments, and lease incentives.
Lease assets, grouped by balance sheet line where they are recorded, consisted of the following as of June 30, 2019 (in thousands):

June 30, 2019
Assets
Investment in Real Estate:
ROU asset - operating leases	$4,707
Less: accumulated amortization	(217)
Total in Investment in Real Estate	4,490
Other Assets:
ROU asset - operating leases	2,540
ROU asset - finance leases	705
Less: accumulated amortization	(595)
Total in Other Assets	2,650
Total ROU lease assets(1)	$7,140

Liabilities
Accounts Payable and Other Liabilities:
Operating lease liability	$6,790
Debt Obligations, Net:
Finance lease liability	581
Total lease liabilities(1)	$7,371

(1)
As of June 30, 2019, the weighted average remaining lease term was approximately 2.4 years for finance leases and 18.3 years for operating leases. The weighted average discount rate was 3.54% for finance leases and 4.07% for operating leases.

Below are the amounts recorded in our consolidated statements of operations related to our ROU assets and lease liabilities by lease type (in thousands):

	Three Months Ended	Six Months Ended
	June 30, 2019	June 30, 2019
Statements of operations information:
Finance lease cost:
Amortization of ROU assets	$64	$128
Interest on lease liabilities	4	9
Operating lease costs	449	797
Short term lease expense	376	767
Below are the amounts recorded in our consolidated statements of cash flows related to our leases by type (in thousands):

Six Months Ended
June 30, 2019
Statements of cash flows information:
Operating cash flows used for operating leases	$(620)
Financing cash flows used for finance leases	(122)
ROU assets obtained in exchange for new lease liabilities	1,444
Future undiscounted payments for fixed lease charges by lease type as of June 30, 2019, are as follows (in thousands):

	Undiscounted
	Operating	Finance
Remaining 2019	$745	$148
2020	1,174	295
2021	723	98
2022	684	26
2023	529	20
Thereafter	6,419	15
Total undiscounted cash flows from leases	10,274	602
Total lease liabilities recorded at present value	6,790	581
Difference between undiscounted cash flows and present value of lease liabilities	$3,484	$21

4. MERGER WITH REIT II
In November 2018, we acquired 86 properties as part of the Merger with REIT II. Under the terms of the Merger, at the time of closing, the following consideration was given in exchange for REIT II common stock (in thousands):

Amount
Fair value of PECO common stock issued(1)	$1,054,745
Fair value of REIT II debt:
Corporate debt	719,181
Mortgages and notes payable	102,727
Derecognition of REIT II management contracts, net(2)	30,428
Transaction costs	11,587
Total consideration and debt activity	1,918,668
Less: debt assumed	464,462
Total consideration	$1,454,206

(1)	The total number of shares of common stock issued was 95.5 million.

(2)	Previously a component of Other Assets, Net.
To complete the Merger, we issued 2.04 shares of our common stock in exchange for each issued and outstanding share of REIT II common stock, which was equivalent to $22.54 based on our most recent estimated value per share (“EVPS”), as of the date of the transaction, of $11.05. The exchange ratio was based on a thorough review of the relative valuation of each entity, including factoring in our investment management business as well as each company’s transaction costs.

Upon completion of the Merger, our continuing stockholders owned approximately 71% of the issued and outstanding shares of the Company on a fully diluted basis (determined as if each Operating Partnership unit (“OP unit”) were exchanged for one share of our common stock) and former REIT II stockholders owned approximately 29% of the issued and outstanding shares of the Company on a fully diluted basis (determined as if each OP unit were exchanged for one share of our common stock).
Assets Acquired and Liabilities Assumed—After consideration of all applicable factors pursuant to the business combination accounting rules under ASC 805, Business Combinations (“ASC 805”), including the application of a screen test to evaluate if substantially all the fair value of the acquired properties is concentrated in a single asset or group of similar assets, we concluded that the Merger qualified as an asset acquisition.
Additionally, prior to the close of the Merger, all of REIT II’s real properties were managed and leased by us, under the terms of various management agreements. As we had contractual relationships with REIT II, we considered the provisions of ASC 805 regarding the settlement of pre-existing relationships. This guidance provides that a transaction that in effect settles pre-existing relationships between the acquirer and acquiree should be evaluated under the guidance set forth in ASC 805 for possible gain/loss recognition.
In applying the relevant guidance to the settlement of our contractual relationships with REIT II, we noted that the provisions of the various agreements provided both parties to each of the agreements with substantial termination rights. The agreements permitted either party to terminate without cause or penalty upon prior written notice within a specified number of days’ notice. Therefore, we determined that the termination of the agreements did not result in a settlement gain or loss under the relevant guidance, and thus no gain or loss was recorded in the consolidated financial statements.
Prior to the consummation of the Merger, we did, however, have an existing intangible asset related to our acquisition of certain REIT II management contracts. Because this relationship was internalized as part of the Merger, we derecognized the carrying value of these intangible assets upon completion of the Merger and have included the derecognized contract value of $30.4 million in our calculation of total consideration in the table above.
As of December 31, 2018, we capitalized approximately $11.6 million in costs related to the Merger. The following table summarizes the final purchase price allocation based on a valuation report prepared by a third-party valuation specialist that was subject to management’s review and approval (in thousands):

Amount
Assets:
Land and improvements	$561,100
Building and improvements	1,198,884
Intangible lease assets	197,384
Fair value of unconsolidated joint venture	16,470
Cash and cash equivalents	354
Restricted cash	5,159
Accounts receivable and other assets	33,045
Total assets acquired	2,012,396
Liabilities:
Debt assumed	464,462
Intangible lease liabilities	60,421
Accounts payable and other liabilities	33,307
Total liabilities assumed	558,190
Net assets acquired	$1,454,206
The allocation of the purchase price is based on management’s assessment, which requires a significant amount of judgment and represents management’s best estimate of the fair value as of the acquisition date.

5. REAL ESTATE ACTIVITY
Acquisitions—The following table summarizes our real estate acquisitions during the six months ended June 30, 2019 and 2018 (dollars in thousands):

Property Name	Location	Anchor Tenant	Acquisition Date	Purchase Price	Leased % of Rentable Square Feet at Acquisition
Murray Landing Outparcel	Columbia, SC	N/A	5/16/2019	$295	N/A
Naperville Crossings	Naperville, IL	ALDI	4/26/2019	49,585	88.0%
Shoppes of Lake Village	Leesburg, FL	Publix	2/26/2018	8,423	71.3%
The fair value and weighted-average useful life at acquisition for lease intangibles acquired as part of the above acquisitions are as follows (dollars in thousands, weighted-average useful life in years):

	Six Months Ended
	June 30, 2019		June 30, 2018
	Fair Value	Weighted-Average Useful Life	Fair Value	Weighted-Average Useful Life
In-place lease assets	$4,736	11	$946	6
Above-market lease assets	825	8	74	3
Below-market lease liabilities	(2,097)	16	(457)	16
Property Sales—The following table summarizes our property sales activity (dollars in thousands):

	Six Months Ended
	June 30,
	2019	2018
Number of properties sold	6	2
Number of outparcels sold	1	—
Proceeds from sale of real estate	$47,857	$13,300
Gain on sale of properties, net(1)	6,627	985

(1)	The gain on sale of properties, net does not include miscellaneous write-off activity, which is also recorded in Gain on Disposal of Property, Net on the consolidated statements of operations.
Property Held for Sale—As of June 30, 2019, two properties were classified as held for sale. For information regarding the disposition of held for sale property, refer to Note 16. As of December 31, 2018, we had two properties that were classified as held for sale, and both were sold in the first quarter of 2019. Properties classified as held for sale as of June 30, 2019 and December 31, 2018, were under contract to sell, with no substantive contingencies, and the prospective buyers had significant funds at risk as of the respective reporting date. A summary of assets and liabilities for the properties held for sale as of June 30, 2019 and December 31, 2018, is below (in thousands):

	June 30, 2019	December 31, 2018
ASSETS
Total investment in real estate assets, net	$15,555	$16,889
Other assets, net	322	475
Total assets	$15,877	$17,364
LIABILITIES
Below-market lease liabilities, net	$117	$208
Accounts payable and other liabilities	185	388
Total liabilities	$302	$596
Impairment of Real Estate Assets—During the three and six months ended June 30, 2019, we recognized impairment charges totaling $25.2 million and $38.9 million, respectively. During the three and six months ended June 30, 2018, we recognized an impairment charge totaling $10.9 million. The impairments were associated with certain anticipated property dispositions where the net book value exceeded the estimated fair value. Our estimated fair value was based upon the contracted price to sell or the marketed price for disposition, less costs to sell. We have applied reasonable estimates and judgments in determining the amount of impairment recognized.

6. INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES
We co-invest with third parties in joint ventures that own multiple properties. As a result of the Merger in November 2018, we acquired a 20% interest in the NRP joint venture. In November 2018, we also entered into an agreement (the “Joint Venture Agreement”) with Northwestern Mutual to create the GRP I joint venture. Under the terms of the Joint Venture Agreement, we contributed or sold all of our ownership interests in 17 grocery-anchored shopping centers to the GRP I joint venture.
The following table details our investment balances in these unconsolidated joint ventures, which are accounted for using the equity method of accounting and are considered to be related parties to us as of June 30, 2019 and December 31, 2018 (dollars in thousands):

	June 30, 2019		December 31, 2018
	NRP	GRP I	NRP	GRP I
Ownership percentage	20%	15%	20%	15%
Number of properties	13	17	13	17
Investment balance	$14,454	$27,964	$16,198	$29,453
Unamortized basis adjustments(1)	5,317	—	6,026	—

(1)
Our investment in NRP differs from our proportionate share of the entity’s underlying net assets due to basis differences initially recorded at $6.2 million arising from the Merger and recording the investment at fair value.

The following table summarizes the operating information of the unconsolidated joint ventures and their impact on our consolidated statements of operations and consolidated statements of equity. We did not have any investments in unconsolidated joint ventures during the three and six months ended June 30, 2018 (in thousands):

	Three Months Ended		Six Months Ended
	June 30, 2019		June 30, 2019
	NRP	GRP I	NRP	GRP I
Loss from unconsolidated joint ventures, net	$114	$52	$202	$65
Amortization of basis adjustments(1)	354	—	709	—
Distributions	551	509	833	1,424

(1)	These amounts are amortized starting at the date of the Merger and recorded as an offset to earnings from the NRP joint venture in Other Expense, Net on our consolidated statements of operations.

7. OTHER ASSETS, NET
The following is a summary of Other Assets, Net as of June 30, 2019 and December 31, 2018, excluding amounts related to assets classified as held for sale (in thousands):

	June 30, 2019	December 31, 2018
Other assets, net:
Deferred leasing commissions and costs	$35,518	$32,957
Deferred financing expenses	13,971	13,971
Office equipment, ROU assets, and other	18,016	14,315
Total depreciable and amortizable assets	67,505	61,243
Accumulated depreciation and amortization	(28,603)	(24,382)
Net depreciable and amortizable assets	38,902	36,861
Accounts receivable, net	50,681	56,104
Deferred rent receivable, net	25,778	21,261
Derivative asset	5,324	29,708
Investment in affiliates	700	700
Prepaids and other	9,716	8,442
Total other assets, net	$131,101	$153,076

8. DEBT OBLIGATIONS
The following is a summary of the outstanding principal balances and interest rates, which include the effect of derivative financial instruments, on our debt obligations as of June 30, 2019 and December 31, 2018 (dollars in thousands):

	Interest Rate(1)	June 30, 2019	December 31, 2018
Revolving credit facility(2)	LIBOR + 1.40%	$—	$73,359
Term loans	2.06%-4.59%	1,918,410	1,858,410
Secured portfolio loan facility	3.52%	195,000	195,000
Mortgages	3.45%-7.91%	329,404	334,117
Finance lease liability		581	552
Assumed market debt adjustments, net		(3,841)	(4,571)
Deferred financing expenses, net		(16,149)	(18,041)
Total		$2,423,405	$2,438,826

(1)	Interest rates are as of June 30, 2019.

(2)
The gross borrowings and payments under our revolving credit facility were $105.6 million and $179.0 million, respectively, during the six months ended June 30, 2019. The gross borrowings and payments under our revolving credit facility were $151.0 million and $166.0 million, respectively, during the six months ended June 30, 2018.

In May 2019, we executed a $60 million delayed draw feature on one of our term loans. We used the proceeds from this draw to pay down our revolver balance.
As of June 30, 2019 and December 31, 2018, the weighted-average interest rate, including the effect of derivative financial instruments, for all of our debt obligations was 3.5%.
The allocation of total debt between fixed-rate and variable-rate as well as between secured and unsecured, excluding market debt adjustments and deferred financing expenses, net, as of June 30, 2019 and December 31, 2018, is summarized below (in thousands):

	June 30, 2019	December 31, 2018
As to interest rate:(1)
Fixed-rate debt	$2,111,985	$2,216,669
Variable-rate debt	331,410	244,769
Total	$2,443,395	$2,461,438
As to collateralization:
Unsecured debt	$1,918,410	$1,931,769
Secured debt	524,985	529,669
Total	$2,443,395	$2,461,438

(1)	Includes the effects of derivative financial instruments (see Notes 9 and 15).

9. DERIVATIVES AND HEDGING ACTIVITIES
Risk Management Objective of Using Derivatives—We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposure to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of our debt funding, and through the use of derivative financial instruments. Specifically, we enter into interest rate swaps to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Our derivative financial instruments are used to manage differences in the amount, timing, and duration of our known or expected cash receipts and our known or expected cash payments principally related to our investments and borrowings.
Cash Flow Hedges of Interest Rate Risk—Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for our making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.
The changes in the fair value of derivatives designated, and that qualify, as cash flow hedges are recorded in AOCI and are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the six months ended June 30, 2019 and 2018, such derivatives were used to hedge the variable cash flows associated with certain variable-rate debt.

Amounts reported in AOCI related to these derivatives will be reclassified to Interest Expense, Net as interest payments are made on the variable-rate debt. During the next twelve months, we estimate that an additional $3.5 million will be reclassified from AOCI as an increase to Interest Expense, Net.
The following is a summary of our interest rate swaps that were designated as cash flow hedges of interest rate risk as of June 30, 2019 and December 31, 2018 (notional amounts in thousands):

	June 30, 2019	December 31, 2018
Count	11	12
Notional amount	$1,587,000	$1,687,000
Fixed LIBOR	0.7% - 2.9%	0.7% - 2.9%
Maturity date	2019 - 2025	2019 - 2025
The table below details the nature of the gain or loss recognized on interest rate derivatives designated as cash flow hedges in the consolidated statements of operations (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
Amount of (loss) gain recognized in other comprehensive income on derivatives(1)	$(22,348)	$5,608	$(35,205)	$19,047
Amount of gain reclassified from AOCI into interest expense(1)	(1,297)	(753)	(2,801)	(704)

(1)	Changes in value are solely driven from changes in LIBOR futures as a result of various economic factors.
Credit-risk-related Contingent Features—We have agreements with our derivative counterparties that contain provisions where, if we default, or are capable of being declared in default, on any of our indebtedness, we could also be declared to be in default on our derivative obligations. As of June 30, 2019, the fair value of our derivatives in a net liability position, which included accrued interest but excluded any adjustment for nonperformance risk related to these agreements, was approximately $21.0 million. As of June 30, 2019, we had not posted any collateral related to these agreements and were not in breach of any agreement provisions. If we had breached any of these provisions, we could have been required to settle our obligations under the agreements at their termination value of $21.0 million.

10. COMMITMENTS AND CONTINGENCIES
Litigation—We are involved in various claims and litigation matters arising in the ordinary course of business, some of which involve claims for damages. Many of these matters are covered by insurance, although they may nevertheless be subject to deductibles or retentions. Although the ultimate liability for these matters cannot be determined, based upon information currently available, we believe the resolution of such claims and litigation will not have a material adverse effect on our consolidated financial statements.
Environmental Matters—In connection with the ownership and operation of real estate, we may potentially be liable for costs and damages related to environmental matters. In addition, we may own or acquire certain properties that are subject to environmental remediation. Depending on the nature of the environmental matter, the seller of the property, a tenant of the property, and/or another third party may be responsible for environmental remediation costs related to a property. Additionally, in connection with the purchase of certain properties, the respective sellers and/or tenants may agree to indemnify us against future remediation costs. We also carry environmental liability insurance on our properties that provides limited coverage for any remediation liability and/or pollution liability for third-party bodily injury and/or property damage claims for which we may be liable. We are not aware of any environmental matters which we believe are reasonably likely to have a material effect on our consolidated financial statements.

11. EQUITY
General—The holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including one vote per nominee in the election of our board of directors (“Board”). Our charter does not provide for cumulative voting in the election of directors.
On May 8, 2019, our Board increased the EVPS of our common stock to $11.10 based substantially on the estimated market value of our portfolio of real estate properties and our third-party investment management business as of March 31, 2019. We engaged a third-party valuation firm to provide a calculation of the range in EVPS of our common stock as of March 31, 2019, which reflected certain balance sheet assets and liabilities as of that date. Previously, on May 9, 2018, our Board increased the EVPS of our common stock to $11.05 from $11.00 based substantially on the estimated market value of our portfolio of real estate properties and our third-party investment management business as of March 31, 2018.
Shares of our common stock are issued under the DRIP, as discussed below, at the same price as the EVPS in effect at the time of issuance.
Dividend Reinvestment Plan—The DRIP allows stockholders to invest distributions in additional shares of our common stock, subject to certain limits. Stockholders who elect to participate in the DRIP may choose to invest all or a portion of their cash distributions in shares of our common stock at a price equal to our most recent estimated value per share.
Stockholders who elect to participate in the DRIP, and who are subject to U.S. federal income taxation laws, will incur a tax liability on an amount equal to the fair value on the relevant distribution date of the shares of our common stock purchased with reinvested distributions, even though such stockholders have elected not to receive the distributions in cash.
Share Repurchase Program (“SRP”)—Our SRP provides an opportunity for stockholders to have shares of common stock repurchased, subject to certain restrictions and limitations. The Board reserves the right, in its sole discretion, at any time and from time to time, to reject any request for repurchase.
Due to the funding limits, no proceeds were available for standard share repurchases during the six months ended June 30, 2019. Repurchase requests in connection with a stockholder’s death, “qualifying disability,” or “determination of incompetence” were completed in full. In July 2019, approximately 1.2 million shares of our common stock were repurchased under the SRP.
On August 7, 2019, the Board suspended the SRP with respect to standard repurchases. We will continue to fulfill repurchases sought upon a stockholder's death, “qualifying disability,” or “determination of incompetence” in accordance with the terms of the amended SRP, adopted on August 7, 2019.
Convertible Noncontrolling Interests—Under the terms of the Partnership Agreement, OP unit holders may elect to exchange OP units. The Operating Partnership controls the form of the redemption, and may elect to exchange OP units for shares of our common stock, provided that the OP units have been outstanding for at least one year. As the form of redemption for OP units is within our control, the OP units outstanding as of June 30, 2019 and December 31, 2018, are classified as Noncontrolling Interests within permanent equity on our consolidated balance sheets. The distributions that have been paid on OP units are included in Distributions to Noncontrolling Interests on the consolidated statements of equity. During the six months ended June 30, 2019, OP units were converted into shares of our common stock at a 1:1 ratio. There were approximately 42.7 million and 44.5 million OP units outstanding as of June 30, 2019 and December 31, 2018, respectively.
Nonconvertible Noncontrolling Interests—In addition to partnership units of the Operating Partnership, Noncontrolling Interests also includes a 25% ownership share of one of our subsidiaries who provides advisory services, which was not significant to our results.

12. COMPENSATION
Awards to employees under our Amended and Restated 2010 Long-Term Incentive Plan are typically granted and vest during the first quarter of each year. We also grant restricted stock to our independent directors under our Amended and Restated 2010 Independent Director Stock Plan, which vest based upon the completion of a service period. Certain of our executives have made the election to receive OP units in lieu of shares of common stock upon vesting of their award grants. All share-based compensation awards, regardless of the form of payout upon vesting, are presented in the following table, which summarizes our stock-based award activity (number of units in thousands):

	Six Months Ended
	June 30, 2019
	Restricted Stock Awards	Performance Stock Awards(1)	Phantom Stock Units	Weighted-Average Grant-Date Fair Value(2)
Nonvested at December 31, 2018	808	199	998	$10.60
Granted	464	1,275	—	11.05
Vested	(196)	—	—	10.99
Forfeited	(26)	—	(12)	10.76
Nonvested at June 30, 2019	1,050	1,474	986	$10.80

(1)
Certain performance-based awards granted during the period contain terms which dictate that the number of award units to be issued will vary based upon actual performance compared to target performance. The number of shares deemed to be issued per this table reflect our probability-weighted estimate of the number of shares that will vest based upon current and expected company performance. The maximum number of award units to be issued under all outstanding grants, excluding phantom stock units as they are settled in cash, was 4.0 million and 1.2 million as of June 30, 2019 and December 31, 2018, respectively.

(2)	On an annual basis, we engage an independent third-party valuation advisory consulting firm to estimate the EVPS of our common stock.
On March 12, 2019, the Compensation Committee of the Company’s Board of Directors (the “Committee”) approved a new form of award agreement under the Company’s Amended and Restated 2010 Long-Term Incentive Plan for performance-based long term incentive units (“Performance LTIP Units”) and made one-time grants of Performance LTIP Units to certain of our executives. Any amounts earned under the Performance LTIP Unit award agreements will be issued in the form of LTIP Units, which represent OP units that are structured as a profits interest in the Operating Partnership. Dividends will accrue on the Performance LTIP Units until the measurement date, subject to a quarterly distribution of 10% of the regular quarterly distributions.
During the three months ended June 30, 2019 and 2018, the expense for all stock-based awards, including phantom stock units, was $3.3 million and $3.1 million, respectively. During the six months ended June 30, 2019 and 2018, the expense was $5.3 million and $4.7 million, respectively. We had $22.6 million of unrecognized compensation costs related to these awards that we expect to recognize over a weighted average period of approximately 4.3 years. The fair value at the vesting date for stock-based awards that vested during the six months ended June 30, 2019 was $2.2 million.

13. EARNINGS PER SHARE
We use the two-class method of computing earnings per share (“EPS”), which is an earnings allocation formula that determines EPS for common stock and any participating securities according to dividends declared (whether paid or unpaid). Under the two-class method, basic EPS is computed by dividing Net Loss Attributable to Stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS reflects the potential dilution that could occur from share equivalent activity.
OP units held by limited partners other than us are considered to be participating securities because they contain non-forfeitable rights to dividends or dividend equivalents, and have the potential to be exchanged for an equal number of shares of our common stock in accordance with the terms of the Fourth Amended and Restated Agreement of Limited Partnership of the Operating Partnership. Phantom stock units are not considered to be participating securities, as they are not convertible into common stock.
The impact of OP units on basic and diluted EPS has been calculated using the two-class method whereby earnings are allocated to the OP units based on dividends declared and the OP units’ participation rights in undistributed earnings. The effects of the two-class method on basic and diluted EPS were immaterial to the consolidated financial statements as of June 30, 2019 and 2018.

The following table provides a reconciliation of the numerator and denominator of the earnings per share calculations (in thousands, except per share amounts):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
Numerator:
Net loss attributable to stockholders - basic	$(36,570)	$(11,351)	$(41,765)	$(12,951)
Net loss attributable to convertible OP units(1)	(5,643)	(2,756)	(6,426)	(3,090)
Net loss - diluted	$(42,213)	$(14,107)	$(48,191)	$(16,041)
Denominator:
Weighted-average shares - basic	283,010	184,450	282,148	185,171
OP units(1)	43,288	44,453	43,640	44,453
Adjusted weighted-average shares - diluted	326,298	228,903	325,788	229,624
Earnings per common share:
Basic and diluted	$(0.13)	$(0.06)	$(0.15)	$(0.07)
(1) OP units include units that are convertible into common stock or cash, at the Operating Partnership’s option. The Operating Partnership loss attributable to these OP units, which is included as a component of Net Loss Attributable to Noncontrolling Interests on the consolidated statements of operations, has been added back in the numerator as these OP units were included in the denominator for all years presented.
Approximately 2.5 million and 1.0 million unvested restricted stock awards were outstanding as of June 30, 2019 and 2018, respectively. These securities were anti-dilutive, and, as a result, their impact was excluded from the weighted-average common shares used to calculate diluted EPS.

14. REVENUE RECOGNITION AND RELATED PARTY TRANSACTIONS
Revenue—Summarized below are amounts included in Fee and Management Income. The revenue includes the fees and reimbursements earned by us from the Managed Funds, and other revenues that are not in the scope of ASC 606 but are included in this table for the purpose of disclosing all related party revenues (in thousands):

	Three Months Ended				Six Months Ended
	June 30, 2019				June 30, 2019
	PECO III	Joint Ventures	Other Parties(1)	Total	PECO III	Joint Ventures	Other Parties(1)	Total
Recurring fees(2)	$228	$1,352	$59	$1,639	$422	$2,681	$118	$3,221
Transactional revenue and reimbursements(3)	204	621	2	827	1,016	1,026	7	2,049
Insurance premiums	21	72	492	585	24	72	946	1,042
Total fees and management income	$453	$2,045	$553	$3,051	$1,462	$3,779	$1,071	$6,312

(1)	Insurance premium income from other parties includes amounts from third parties not affiliated with us in the amount of $0.5 million and $1.0 million for the three and six months ended June 30, 2019.

(2)	Recurring fees include asset management fees and property management fees.

(3)	Transaction revenue includes items such as leasing commissions, construction management fees, and acquisition fees.

	Three Months Ended				Six Months Ended
	June 30, 2018				June 30, 2018
	REIT II(1)	PECO III and Joint Ventures	Other Parties(2)	Total	REIT II(1)	PECO III and Joint Ventures	Other Parties(2)	Total
Recurring fees	$5,189	$581	$77	$5,847	$10,333	$1,139	$152	$11,624
Transactional revenue and reimbursements	2,240	515	(11)	2,744	3,951	1,184	20	5,155
Insurance premiums	109	—	437	546	189	—	881	1,070
Total fees and management income	$7,538	$1,096	$503	$9,137	$14,473	$2,323	$1,053	$17,849

(1)	All amounts earned from REIT II were earned prior to the close of the Merger in November 2018, and ceased upon its acquisition by us.

(2)
Recurring fees and other revenue from other parties includes amounts from third parties not affiliated with us in the amount of $0.5 million and $0.9 million for the three and six months ended June 30, 2018.

Organization and Offering Costs—Under the terms of one of our Management Agreements, we have incurred organization and offering costs related to PECO III’s private placement and public offering since 2017. In June 2019, PECO III’s Board of Directors approved the suspension of the public offering, effective June 14, 2019. In connection with the suspension, we reduced our organization and offering cost receivable to the contractually obligated amount as of June 30, 2019, which resulted in a reduction of $2.3 million to Accounts Receivable - Affiliates on our consolidated balance sheets. As of June 30, 2019 and December 31, 2018, we had receivables for organization and offering costs of $2.5 million and $4.5 million, respectively, which were recorded in Accounts Receivable - Affiliates on our consolidated balance sheets.
In addition to organization and offering costs, we have receivables related to Management Agreements from related parties of $0.9 million and $0.6 million as of June 30, 2019 and December 31, 2018, respectively. These amounts were recorded in Accounts Receivable - Affiliates on the consolidated balance sheets.
Other Related Party Matters—Griffin Capital Company, LLC (“Griffin sponsor”) owns a 25% interest, and we own a 75% interest, in the PECO III advisor. A portion of organization and offering costs was incurred by the Griffin sponsor. In connection with the suspension of PECO III’s public offering, we have reduced our organization and offering cost payable to the contractually obligated amount as of June 30, 2019, which resulted in a $0.4 million reduction to Accounts Payable and Other Liabilities on our consolidated balance sheets. This reduction, coupled with the $2.3 million reduction to Accounts Receivable - Affiliates, resulted in a net increase in expense of $1.9 million recorded in Other Impairment Charges in our consolidated statements of operations. As such, of the receivable we have from PECO III, $0.9 million and $1.2 million were reimbursable to the Griffin sponsor as of June 30, 2019 and December 31, 2018, respectively, and were recorded in Accounts Payable and Other Liabilities on the consolidated balance sheets.
PECO Air L.L.C. (“PECO Air”), an entity in which Mr. Edison, our Chairman, Chief Executive Officer, and President, owns a 50% interest, owns an airplane that we use for business purposes in the course of our operations. We paid approximately $0.2 million to PECO Air for use of its airplane for the three months ended June 30, 2019 and 2018. For the six months ended June 30, 2019 and 2018, we paid $0.5 million and $0.4 million, respectively.
We are the limited guarantor for up to $200 million, capped at $50 million in most instances, of debt for our NRP joint venture. Our guarantee is limited to being the non-recourse carveout guarantor and the environmental indemnitor. Additionally, as a part of the GRP I joint venture, GRP I assumed from us a $175 million mortgage loan for which we assumed the obligation of limited guarantor. Our guarantee is limited to being the non-recourse carveout guarantor and the environmental indemnitor. We entered into a separate agreement with Northwestern Mutual in which we agree to apportion any potential liability under this guaranty between us and them based on our respective ownership percentages.

15. FAIR VALUE MEASUREMENTS
The following describes the methods we use to estimate the fair value of our financial and nonfinancial assets and liabilities:
Cash and Cash Equivalents, Restricted Cash, Accounts Receivable, and Accounts Payable—We consider the carrying values of these financial instruments to approximate fair value because of the short period of time between origination of the instruments and their expected realization.
Real Estate Investments—The purchase prices of the investment properties, including related lease intangible assets and liabilities, were allocated at estimated fair value based on Level 3 inputs, such as discount rates, capitalization rates, comparable sales, replacement costs, income and expense growth rates, and current market rents and allowances as determined by management.

Debt Obligations—We estimate the fair value of our debt by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by our lenders using Level 3 inputs. The discount rates used approximate current lending rates for loans or groups of loans with similar maturities and credit quality, assuming the debt is outstanding through maturity and considering the debt’s collateral (if applicable). We have utilized market information, as available, or present value techniques to estimate the amounts required to be disclosed.
The following is a summary of borrowings as of June 30, 2019 and December 31, 2018 (in thousands):

	June 30, 2019	December 31, 2018
Fair value	$2,467,023	$2,467,317
Recorded value(1)	2,439,554	2,456,867

(1)	Recorded value does not include net deferred financing expenses of $16.1 million and $18.0 million as of June 30, 2019 and December 31, 2018, respectively.
Recurring and Nonrecurring Fair Value Measurements—Our earn-out liability and interest rate swaps are measured and recognized at fair value on a recurring basis, while certain assets and liabilities are measured and recognized at fair value as needed. The fair value measurements that occurred during the six months ended June 30, 2019, and during the year ended December 31, 2018, were as follows (in thousands):

	June 30, 2019			December 31, 2018
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Recurring
Derivative assets(1)	$—	$5,324	$—	$—	$29,708	$—
Derivative liability(1)	—	(21,007)	—	—	(3,633)	—
Earn-out liability	—	—	(32,000)	—	—	(39,500)
Nonrecurring
Impaired real estate assets, net(2)	—	120,510	—	—	71,991	—
Impaired corporate intangible asset, net	—	—	4,401	—	—	—

(1)	We record derivative assets in Other Assets, Net and derivative liabilities in Accounts Payable and Other Liabilities on our consolidated balance sheets.

(2)	The carrying value of impaired real estate assets may have subsequently increased or decreased after the measurement date due to capital improvements, depreciation, or sale.
Derivative Instruments—As of June 30, 2019 and December 31, 2018, we had interest rate swaps that fixed LIBOR on portions of our unsecured term loan facilities.
All interest rate swap agreements are measured at fair value on a recurring basis. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.
To comply with the provisions of ASC Topic 820, Fair Value Measurement, we incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.
Although we determined that the significant inputs used to value our derivatives fell within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our counterparties and our own credit risk utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by us and our counterparties. However, as of June 30, 2019 and December 31, 2018, we have assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.
Earn-out—In connection with the PELP transaction, the Company entered into a contribution agreement (the “Contribution Agreement”), dated as of May 18, 2017, with the Operating Partnership and the contributors listed therein. The Contribution Agreement established an earn-out structure by which PELP was given the opportunity to earn a maximum of 12.5 million additional OP units if certain milestones related to (i) fundraising in the investment management business, and (ii) the timing and valuation related to a liquidity event for PECO, were achieved by certain dates. The liquidity event earn-out provisions provided, in relevant part, that the contributors would have the right to receive a minimum of three million and a maximum of five million OP units as contingent consideration if a “liquidity event” (as defined in the Contribution Agreement) was successfully achieved by the Company by December 31, 2019. On March 12, 2019, the Company entered into an amendment to the Contribution Agreement (“Amendment”). Pursuant to the terms of the Amendment, the initial liquidity earn-out term has been extended by two years through December 31, 2021 and the threshold for the maximum payout of five million OP units has been raised to $11.20 per share from $10.20 per share.
We estimate the fair value of this liability using weighted-average probabilities of likely outcomes. These estimates require us to make various assumptions about future share prices, timing of liquidity events, equity raise projections, and other items that are unobservable and are considered Level 3 inputs in the fair value hierarchy. In calculating the fair value of this liability, we have determined that the most likely range of potential outcomes includes a possibility of no additional OP units issued as well as up to five million out of the maximum 12.5 million units being issued.
The following table presents a reconciliation of the change in the earn-out liability measured at fair value on a recurring basis using Level 3 inputs (in thousands):

Earn-Out Liability
Balance at December 31, 2018	$39,500
Change in fair value recognized in Other Income (Expense), Net	(7,500)
Balance at June 30, 2019	$32,000
Real Estate Asset Impairment—Our real estate assets are measured and recognized at fair value less costs to sell on a nonrecurring basis dependent upon when we determine an impairment has occurred. During the three and six months ended June 30, 2019 and 2018, we impaired assets that were under contract or actively marketed for sale at a disposition price that was less than carrying value, or had other operational impairment indicators. The valuation technique used for the fair value of all impaired real estate assets was the expected net sales proceeds. We determined that valuation to fall under Level 2 of the fair value hierarchy.
We recorded the following expense as a result of the impaired real estate assets (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
Impairment of real estate assets	$25,199	$10,939	$38,916	$10,939
Corporate Intangible Asset Impairment—In connection with the PELP transaction, we acquired a corporate intangible asset consisting of in-place management contracts. We evaluate our corporate intangible asset for impairment when a triggering event occurs, or circumstances change, that indicate the carrying value may not be recoverable. For the three months ended June 30, 2019, the suspension of the PECO III public offering constituted a triggering event for further review of the corporate intangible asset’s fair value compared to its carrying value.
We estimate the fair value of the corporate intangible asset using a discounted cash flow model, leveraging certain Level 3 inputs. The evaluation of corporate intangible assets for potential impairment requires management to exercise significant judgment and to make certain assumptions. The assumptions utilized in the evaluation include future cash flows and a discount rate. For our most recent impairment test for the corporate intangible asset during the three months ended June 30, 2019, we used a discount rate of 19% in our discounted cash flow model.
Based on this analysis, we concluded the carrying value exceeded the estimated fair value of the corporate intangible asset, and an impairment charge of $7.8 million was recorded in Other Impairment Charges on the consolidated statements of operations. As a result of this impairment, the estimated remaining future amortization of the management contracts is as follows: $0.7 million in 2019, $1.4 million in 2020, $1.4 million in 2021, and $0.9 million in 2022.

16. SUBSEQUENT EVENTS
Distributions—Distributions paid to stockholders and OP unit holders of record subsequent to June 30, 2019, were as follows (in thousands, except distribution rate):

Month	Date of Record	Distribution Rate	Date Distribution Paid	Gross Amount of Distribution Paid	Distribution Reinvested through the DRIP	Net Cash Distribution
June	6/15/2019	$0.05583344	7/1/2019	$18,101	$5,571	$12,530
July	7/15/2019	$0.05583344	8/1/2019	18,118	5,412	12,706
In August 2019, our Board authorized distributions for September, October, and November 2019 to the stockholders of record at the close of business on September 16, 2019, October 15, 2019, and November 15, 2019, respectively, equal to a monthly amount of $0.05583344 per share of common stock. The distributions for August 2019 were previously authorized by our Board and are expected to be paid on September 3, 2019. OP unit holders will receive distributions at the same rate as common stockholders. We pay distributions to stockholders and OP unit holders based on monthly record dates. We expect to pay these distributions on the first business day after the end of each month.
Property Sales—Subsequent to June 30, 2019, we sold the following real estate property, which was classified as held for sale as of June 30, 2019 (dollars in thousands):

Property Name	Location	Anchor Tenant	Square Footage	Disposition Date	Sale Price
Winery Square	Fairfield, CA	Food Maxx	118,370	7/19/2019	$14,250

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Phillips Edison Grocery Center REIT III, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Phillips Edison Grocery Center REIT III, Inc. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations, equity, and cash flows for each of the two years in the period ended December 31, 2018 and for the period from April 15, 2016 (formation) through December 31, 2016, the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018 and for the period from April 15, 2016 (formation) through December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP
Cincinnati, Ohio
March 15, 2019
We have served as the Company's auditor since 2016.

PHILLIPS EDISON GROCERY CENTER REIT III, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2018 AND 2017
(In thousands, except per share amounts)

	2018	2017
ASSETS
Investment in real estate:
Land and improvements	$8,804	$12,122
Building and improvements	18,953	25,439
Acquired in-place lease assets	2,246	4,686
Acquired above-market lease assets	229	1,779
Total investment in real estate assets	30,232	44,026
Accumulated depreciation and amortization	(820)	(684)
Net investment in real estate assets	29,412	43,342
Investment in unconsolidated joint venture	4,725	—
Total investment in real estate assets, net	34,137	43,342
Cash and cash equivalents	11,481	2,659
Deferred financing expense, net	661	1,702
Other assets, net	2,498	973
Total assets	$48,777	$48,676
LIABILITIES AND EQUITY
Liabilities:
Debt obligation	$—	$9,000
Acquired below-market lease intangibles, net	679	2,314
Accounts payable - affiliates	4,864	2,157
Accounts payable and other liabilities	1,002	2,157
Total liabilities	6,545	15,628
Commitments and contingencies (Note 7)	—	—
Equity:
Preferred stock, $0.01 par value per share, 10,000 shares authorized, and zero
issued and outstanding at December 31, 2018 and 2017	—	—
Common stock - Class A, $0.01 par value per share, 75,000 and 1,000,000 shares authorized, 6,425
and 4,502 shares issued and outstanding, at December 31, 2018 and 2017, respectively	64	45
Common stock - Class T, $0.01 par value per share, 750,000 and zero shares authorized, 98 and zero
shares issued and outstanding, at December 31, 2018 and 2017, respectively	1	—
Common stock - Class I, $0.01 par value per share, 75,000 and zero shares authorized, 29 and zero
shares issued and outstanding, at December 31, 2018 and 2017, respectively	—	—
Stock dividends to be distributed	—	644
Additional paid-in capital	55,114	38,836
Accumulated deficit	(12,947)	(6,477)
Total equity	42,232	33,048
Total liabilities and equity	$48,777	$48,676
See notes to consolidated financial statements.

PHILLIPS EDISON GROCERY CENTER REIT III, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2017, AND 2016
(In thousands, except per share amounts)

	2018	2017	2016
Revenues:
Rental income	$4,349	$1,186	$38
Tenant recovery income	1,932	366	9
Other property income	24	6	—
Total revenues	6,305	1,558	47
Expenses:
Property operating	1,102	277	7
Real estate taxes	1,392	208	5
General and administrative	1,824	1,130	154
Depreciation and amortization	2,674	655	19
Total expenses	6,992	2,270	185
Other:
Interest expense, net	(2,187)	(1,157)	(12)
Gain on contribution of property	2,293	—	—
Other expense, net	(670)	—	—
Net loss	$(1,251)	$(1,869)	$(150)
Earnings per common share:
Loss per share - basic and diluted	$(0.20)	$(1.02)	$(2.00)
Weighted-average common shares outstanding:
Basic and diluted	6,197	1,832	75
See notes to consolidated financial statements.

PHILLIPS EDISON GROCERY CENTER REIT III, INC.
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018, 2017, AND 2016
(In thousands)

	Common Stock Par Value			Additional Paid-In Capital	Stock Dividends to be Distributed	Accumulated Deficit	Total Equity
	Class A	Class T	Class I
Balance at April 15, 2016	$—	$—	$—	$—	$—	$—	$—
Issuance of common stock	4	—	—	3,911	—	—	3,915
Common distributions declared, $0.05 per share	—	—	—	—	—	(20)	(20)
Stock dividends declared, 0.0152 shares per share	—	—	—	—	56	(56)	—
Net loss	—	—	—	—	—	(150)	(150)
Balance at December 31, 2016	$4	$—	$—	$3,911	$56	$(226)	$3,745
Issuance of common stock	38	—	—	37,336	(56)	—	37,318
Distribution Reinvestment Plan (“DRIP”)	—	—	—	308	—	—	308
Common distributions declared, $0.60 per share	—	—	—	—	—	(1,104)	(1,104)
Stock dividends declared, 0.1789 shares per share	3	—	—	2,631	644	(3,278)	—
Offering costs	—	—	—	(5,350)	—	—	(5,350)
Net loss	—	—	—	—	—	(1,869)	(1,869)
Balance at December 31, 2017	$45	$—	$—	$38,836	$644	$(6,477)	$33,048
Issuance of common stock	16	1	—	17,506	(644)	—	16,879
Share repurchases	—	—	—	(113)	—	—	(113)
DRIP	1	—	—	1,481	—	—	1,482
Common distributions declared, $0.60 per share	—	—	—	—	—	(3,718)	(3,718)
Stock dividends declared, 0.0289 shares per share	2	—	—	1,499	—	(1,501)	—
Offering costs	—	—	—	(4,095)	—	—	(4,095)
Net loss	—	—	—	—	—	(1,251)	(1,251)
Balance at December 31, 2018	$64	$1	$—	$55,114	$—	$(12,947)	$42,232
See notes to consolidated financial statements.

PHILLIPS EDISON GROCERY CENTER REIT III, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2017, AND 2016
(In thousands)

	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,251)	$(1,869)	$(150)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	2,674	655	20
Amortization of deferred financing expense	499	448	—
Gain on contribution of property	(2,293)	—	—
Non-cash rental income adjustments	(156)	(60)	(2)
Other	672	—	—
Changes in operating assets and liabilities:
Other assets, net	(1,203)	(718)	(131)
Accounts payable - affiliates	132	(250)	446
Accounts payable and other liabilities	(356)	1,508	111
Net cash (used in) provided by operating activities	(1,282)	(286)	294
CASH FLOWS FROM INVESTING ACTIVITIES:
Real estate acquisitions	(32,628)	(26,580)	(14,809)
Capital expenditures	(2,164)	(54)	—
Distribution from unconsolidated joint venture	40,854	—	—
Net cash provided by (used in) investing activities	6,062	(26,634)	(14,809)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in credit facility	(9,000)	9,000	—
Payments on debt obligations - affiliate	—	(11,390)	—
Proceeds from debt obligations - affiliate	—	—	11,390
Payments of deferred financing expenses	(85)	(2,150)	—
Proceeds from issuance of common stock	16,879	37,318	3,915
Distributions paid, net of DRIP	(2,119)	(600)	—
Payment of offering costs	(1,520)	(3,389)	—
Repurchases of common stock	(113)	—	—
Net cash provided by financing activities	4,042	28,789	15,305
NET INCREASE IN CASH AND CASH EQUIVALENTS	8,822	1,869	790
CASH AND CASH EQUIVALENTS:
Beginning of period	2,659	790	—
End of period	$11,481	$2,659	$790

SUPPLEMENTAL CASH FLOW DISCLOSURE, INCLUDING NON-CASH INVESTING AND FINANCING ACTIVITIES:
Cash paid for interest	$1,115	$560	$—
Accrued capital expenditures	5	322	156
Change in offering costs payable	2,575	1,961	—
Property contributed to joint venture, net	43,700	—	—
Joint venture distribution receivable	410	—	—
Change in distributions payable	117	196	20
Distributions reinvested	1,482	308	—
See notes to consolidated financial statements.

Phillips Edison Grocery Center REIT III, Inc.
Notes to Consolidated Financial Statements

1. ORGANIZATION
Phillips Edison Grocery Center REIT III, Inc. (“we,” the “Company,” “our,” or “us”) was formed as a Maryland corporation in April 2016. Substantially all of our business is conducted through Phillips Edison Grocery Center Operating Partnership III, L.P. (“Operating Partnership”), a Delaware limited partnership formed in July 2016. We are a limited partner of the Operating Partnership, and our wholly owned subsidiary, Phillips Edison Grocery Center OP GP III LLC, is the sole general partner of the Operating Partnership.
We completed a private placement offering of shares of Class A common stock on a “reasonable best efforts” basis to accredited investors and ceased offering Class A shares in the private offering during the first quarter of 2018. During the private placement offering, we raised $57.7 million in gross offering proceeds from the issuance of 5.9 million Class A shares, inclusive of the DRIP.
Pursuant to our Registration Statement on Form S-11 (SEC Registration No. 333-217924), as amended (“Registration Statement”), declared effective on May 8, 2018 we are offering to the public (“Public Offering”) (i) $1.5 billion in shares of common stock in the primary offering, consisting of two classes of shares, Class T and Class I, at purchase prices of $10.42 per share and $10.00 per share, respectively, with discounts available to some categories of investors with respect to Class T shares (“Primary Offering”), and (ii) $0.2 billion in Class A, Class T, and Class I shares of our common stock pursuant to the DRIP at a price of $9.80 per share. For more detail on the DRIP, see Note 8. We reserve the right to reallocate shares between the Primary Offering and the DRIP. As of December 31, 2018, we had raised $0.3 million and $1.0 million in gross offering proceeds from the issuance of Class I shares and Class T shares, respectively, inclusive of the DRIP, as well as $0.9 million in gross offering proceeds from the issuance of Class A shares pursuant to the DRIP.
We have retained Griffin Capital Securities, LLC (“Dealer Manager”) to serve as the dealer manager of the Public Offering. The Dealer Manager is responsible for marketing our shares in the Public Offering. Our advisor is PECO-Griffin REIT Advisor, LLC (the “Advisor”), a Delaware limited liability company that is jointly owned indirectly by Phillips Edison & Company, Inc. (“Phillips Edison sponsor”) and Griffin Capital Company, LLC (“Griffin sponsor”). Under the terms of the advisory agreement between the Advisor and us, the Advisor is responsible for the management of our day-to-day operations and our portfolio of real estate investments and provides asset management, marketing, investor relations, and other administrative services on our behalf, subject to the supervision of our Board of Directors.
We intend to invest primarily in well-occupied, grocery-anchored neighborhood and community shopping centers leased to a mix of national and regional creditworthy tenants selling necessity-based goods and services in strong demographic markets throughout the United States. In addition, we may invest in other retail properties including power and lifestyle shopping centers, multi-tenant shopping centers, free-standing single-tenant retail properties, and other real estate and real estate-related loans and securities depending on real estate market conditions and investment opportunities that we determine are in the best interests of our stockholders.
In November 2018, we entered into a joint venture with The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”) to create Grocery Retail Partners II LLC (“GRP II”). We contributed all of our ownership interests in three grocery-anchored shopping centers to GRP II in exchange for $41.3 million in cash and a 10% ownership interest in GRP II, and Northwestern Mutual made an initial capital contribution to GRP II of $42.6 million in cash in exchange for a 90% ownership interest in GRP II. See Note 3 for additional details regarding this unconsolidated joint venture.
As of December 31, 2018, we owned fee simple interests in two grocery-anchored shopping centers acquired from third parties unaffiliated with us or our Advisor. In addition, we owned a 10% equity interest in GRP II, which owned three properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Principles of Consolidation—The accompanying consolidated financial statements have been prepared pursuant to accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements include our accounts and the accounts of our consolidated subsidiaries (over which we exercise financial and operating control). All intercompany balances and transactions are eliminated upon consolidation.
Partially-Owned Entities—If we determine that we are an owner in a variable-interest entity (“VIE”), and we hold a controlling financial interest, then we will consolidate the entity as the primary beneficiary. For a partially-owned entity determined not to be a VIE, we analyze rights held by each partner to determine which would be the consolidating party. We will generally consolidate entities (in the absence of other factors when determining control) when we have over a 50%

ownership interest in the entity. We will assess our interests in VIEs on an ongoing basis to determine whether or not we are the primary beneficiary. However, we will also evaluate who controls the entity even in circumstances in which we have greater than a 50% ownership interest. If we do not control the entity due to the lack of decision-making abilities, we will not consolidate the entity. We have determined that the Operating Partnership is considered a VIE. We are the primary beneficiary of the VIE, and our partnership interest is considered a majority voting interest. As such, we have consolidated the Operating Partnership and its wholly-owned subsidiaries.
Investment in Unconsolidated Joint Venture—We account for our investment in an unconsolidated joint venture using the equity method of accounting as we exercise significant influence over, but do not control, this entity. Earnings or losses on our investment are recognized in accordance with the terms of the joint venture agreement, generally through a pro rata allocation. Under a pro rata allocation, net income or loss is allocated between the partners in the joint venture based on their respective stated ownership percentages.
To recognize the character of distributions from our unconsolidated joint venture, we review the nature of cash distributions received for purposes of determining whether such distributions should be classified as either a return on investment, which would be included in operating activities, or a return of investment, which would be included in investing activities on the consolidated statements of cash flows.
On a periodic basis, management assesses whether there are indicators, including the operating performance of the underlying real estate and general market conditions, that the value of our investment in our unconsolidated joint venture may be impaired. An investment’s value is impaired only if management’s estimate of the fair value of the investment is less than its carrying value and such difference is deemed to be other-than-temporary. To the extent impairment has occurred, the loss is measured as the excess of the carrying amount of the investment over its estimated fair value.
Management’s estimates of fair value are based upon a discounted cash flow model for each specific investment that includes all estimated cash inflows and outflows over a specified holding period and, where applicable, any estimated debt premiums, capitalization rates, discount rates and credit spreads used in these models are based upon rates we believe to be within a reasonable range of current market rates.
Use of Estimates—The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. For example, significant estimates and assumptions have been made with respect to the useful lives of assets; recoverable amounts of receivables; initial valuations of tangible and intangible assets and liabilities and related amortization periods of deferred costs and intangibles, particularly with respect to property acquisitions; and other fair value measurement assessments required for the preparation of the consolidated financial statements. Actual results could differ from those estimates.
Cash and Cash Equivalents—We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value and may consist of investments in money market accounts. The cash and cash equivalent balances at one or more of our financial institutions exceeds the Federal Depository Insurance Corporation insurance coverage.
Investment in Property and Lease Intangibles—Accounting Standards Update (“ASU”) 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, amended existing guidance in order to clarify when an integrated set of assets and activities is considered a business. We adopted ASU 2017-01 on January 1, 2017. All of our real estate acquisition activity to date does not meet the definition of a business combination and is instead classified as an asset acquisition. As a result, most acquisition-related costs are capitalized and amortized over the life of the related assets, and there is no recognition of goodwill. Costs incurred related to properties that were not ultimately acquired were recorded as Other Expense, Net on the consolidated statements of operations. None of our real estate acquisitions in 2018 and 2017 met the definition of a business; therefore, we accounted for all as asset acquisitions.
Real estate assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method. The estimated useful lives for computing depreciation are generally not to exceed 5-7 years for furniture, fixtures and equipment, 15 years for land improvements, and 30 years for buildings and building improvements. Tenant improvements are amortized over the shorter of the respective lease term or the expected useful life of the asset. Major replacements that extend the useful lives of the assets are capitalized, and maintenance and repair costs are expensed as incurred.
Real estate assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the individual property may not be recoverable. In such an event, a comparison will be made of the projected operating cash flows of each property on an undiscounted basis to the carrying amount of such property. If deemed unrecoverable on an undiscounted basis, such carrying amount would be adjusted, if necessary, to estimated fair values to reflect impairment in the value of the asset. We recorded no impairments for the periods ended December 31, 2018, 2017, or 2016.

The results of operations of acquired properties are included in our results of operations from their respective dates of acquisition. The acquisition-date fair values of all tangible assets, identifiable intangibles, and assumed liabilities are assessed using methods (e.g., discounted cash flow analysis and replacement cost) that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant. Most acquisition-related costs are capitalized and allocated to the tangible and identifiable intangible assets based on their respective acquisition-date fair values, and amortized over the same useful lives of the respective tangible and identifiable intangible assets.
The fair values of buildings and improvements are determined on an as-if-vacant basis. The estimated fair value of acquired in-place leases is the cost we would have incurred to lease the properties to the occupancy level of the properties at the date of acquisition. Such estimates include leasing commissions, legal costs, and other direct costs that would be incurred to lease the properties to such occupancy levels. Additionally, we evaluate the time period over which such occupancy levels would be achieved. Such evaluation includes an estimate of the net market-based rental revenues and net operating costs (primarily consisting of real estate taxes, insurance and utilities) that would be incurred during the lease-up period. Acquired in-place leases as of the date of acquisition are amortized over the weighted-average remaining lease terms.
Acquired above- and below-market lease values are recorded based on the present value (using discount rates that reflect the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of the market lease rates for the corresponding in-place leases. The capitalized above- and below-market lease values are amortized as adjustments to rental income over the remaining terms of the respective leases. We also consider fixed rate renewal options in our calculation of the fair value of below-market leases and the periods over which such leases are amortized. If a tenant has a unilateral option to renew a below-market lease and we determine that the tenant has a financial incentive to exercise such option, we include such an option in the calculation of the fair value of such lease and the period over which the lease is amortized.
We estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods.
We estimate the fair value of assumed mortgage notes payable based upon indications of then-current market pricing for similar types of debt with similar maturities. Assumed mortgage notes payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the note’s outstanding principal balance is amortized over the life of the mortgage note payable as an adjustment to interest expense.
Deferred Financing Expenses—Deferred financing expenses are capitalized and amortized on a straight-line basis over the term of the related financing arrangement, which approximates the effective interest method. Deferred financing expenses related to term loan facilities and mortgages will be recorded in Debt Obligation, while deferred financing expenses related to our revolving credit facility are recorded in Deferred Financing Expense, Net, on our consolidated balance sheets.
Other Assets, Net—Other Assets, Net on our consolidated balance sheets consists primarily of accounts receivable, prepaid expenses, and deferred rent receivable. Prepaid expenses and deferred rent receivable are amortized using the straight-line method over the terms of the respective agreements.
Fair Value Measurement—Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement (“ASC 820”) defines fair value, establishes a framework for measuring fair value in accordance with GAAP and requires certain disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement. Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:
Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).
Level 3—Unobservable inputs, only used to the extent that observable inputs are not available, reflect our assumptions about the pricing of an asset or liability.

Considerable judgment is necessary to develop estimated fair values of financial and non-financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we did or could actually realize upon disposition of the financial assets and liabilities previously sold or currently held.
The following describes the methods we use to estimate the fair value of our financial and non-financial assets and liabilities:
Cash and Cash Equivalents, Accounts Receivable, and Accounts Payable—We consider the carrying values of these financial instruments to approximate fair value because of the short period of time between origination of the instruments and their expected realization.
Real Estate Investments—The purchase prices of the investment properties, including related lease intangible assets and liabilities, were allocated at estimated fair value based on Level 3 inputs, such as discount rates, capitalization rates, comparable sales, replacement costs, income and expense growth rates, and current market rents and allowances as determined by management.
Debt Obligation—We estimate the fair value of our debt by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by our lenders using Level 3 inputs. The discount rate used approximates current lending rates for loans or groups of loans with similar maturities and credit quality, assuming the debt is outstanding through maturity and considering the debt’s collateral (if applicable). We have utilized market information, as available, or present value techniques to estimate the amounts required to be disclosed.
Repurchase of Common Stock—We offer a share repurchase program which may provide a limited opportunity for stockholders to have their shares repurchased subject to approval and certain limitations and restrictions (see Note 8). We account for approved requests to repurchase shares as liabilities to be reported at settlement value.
The maximum amount of common stock that we may redeem, at the stockholder’s election, during any calendar year is limited, among other things, to 5% of the weighted-average number of shares outstanding during the prior calendar year. The maximum amount is reduced each reporting period by the current year share redemptions to date. In addition, the cash available for repurchases on any particular date is generally limited to the proceeds from the DRIP during the preceding four fiscal quarters, less amounts already used for repurchases since the beginning of that period. The Board of Directors may, in its sole discretion, amend, suspend, or terminate the share repurchase program at any time upon 30 days’ written notice. In addition, the Board of Directors reserves the right, in its sole discretion, to reject any request for repurchase.
Revenue Recognition—The majority of our revenue is lease revenue from our wholly-owned properties, which is accounted for under ASC Topic 840, Leases. We commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space, and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.
If we conclude that we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant allowances funded under the lease are treated as lease incentives, which reduce revenue recognized over the term of the lease. In these circumstances, we begin revenue recognition when the lessee takes possession of the unimproved space to construct their own improvements. We consider a number of different factors in evaluating whether we or the lessee is the owner of the tenant improvements for accounting purposes. These factors include:

•	whether the lease stipulates how and on what a tenant improvement allowance may be spent;

•	whether the tenant or landlord retains legal title to the improvements;

•	the uniqueness of the improvements;

•	the expected economic life of the tenant improvements relative to the length of the lease; and

•	who constructs or directs the construction of the improvements.
We recognize rental income on a straight-line basis over the term of each lease that includes periodic and determinable adjustments to rent. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of Other Assets, Net. Due to the impact of the straight-line adjustments, rental income generally will be greater than the cash collected in the early years and will be less than the cash collected in the later years of a lease. For percentage rental income, we defer recognition of contingent rental income until the specified target (i.e. breakpoint) that triggers the contingent rental income is achieved.

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period in which the applicable expenses are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to materially differ from the estimated reimbursements.
We periodically review the collectability of outstanding receivables. Allowances will be taken for those balances that we deem to be uncollectible, including any amounts relating to straight-line rent receivables and/or receivables for recoverable expenses.
We record lease termination income if there is a signed termination agreement, all of the conditions of the agreement have been met, collectability is reasonably assured and the tenant is no longer occupying the property. Upon early lease termination, we provide for losses related to unrecovered tenant-specific intangibles and other assets.
Effective January 1, 2018, we adopted the guidance of ASC Topic 610-20, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets (“ASC 610-20”), which applies to sales or transfers to non-customers of non-financial assets, or in substance non-financial assets, that do not meet the definition of a business. Generally, our sales of real estate would be considered a sale of a non-financial asset as defined by ASC 610-20.
ASC 610-20 refers to the revenue recognition principles under ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Under ASC 610-20, if we determine we do not have a controlling financial interest in the entity that holds the asset and the arrangement meets the criteria to be accounted for as a contract, we would de-recognize the asset and recognize a gain or loss on the sale of the real estate when control of the underlying asset transfers to the buyer. Further, we may defer a tax gain through an Internal Revenue Code (the “Code”) Section 1031 like-kind exchange by purchasing another property within a specified time period.
Income Taxes—We have elected to be taxed as a real estate investment trust (“REIT”) under the Code, as amended. Our qualification and taxation as a REIT depends on our ability, on a continuing basis, to meet certain organizational and operational qualification requirements imposed upon REITs by the Code. If we fail to qualify as a REIT for any reason in a taxable year, we will be subject to tax on our taxable income at regular corporate rates. We would not be able to deduct distributions paid to stockholders in any year in which we fail to qualify as a REIT. We will also be disqualified for the four taxable years following the year during which qualification was lost unless we are entitled to relief under specific statutory provisions. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income, property or net worth, respectively, and to federal income and excise taxes on our undistributed income. Additionally, GAAP prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken, or expected to be taken, in a tax return. A tax position may only be recognized in the consolidated financial statements if it is more likely than not that the tax position will be sustained upon examination. We believe it is more likely than not that our tax positions will be sustained in any tax examinations. The tax composition of our distributions declared for the years ended December 31, 2018 and 2017, was 100% a return of capital.
Organization and Offering Costs—The Advisor has paid and will pay organization and offering costs on our behalf. Pursuant to the terms of our current Advisory Agreement, we will generally reimburse the Advisor for these costs and future offering costs it or any of its affiliates may incur on our behalf in connection with the private placement of our Class A shares and Public Offering of Class T and Class I shares. Organization and offering costs consist of all expenses (other than selling commissions, dealer manager fees, and stockholder servicing fees) to be paid by us in connection with the offering, including our legal, accounting, printing, mailing, filing and registration fees, and other accountable offering costs including (a) legal, tax, accounting and escrow fees, (b) expenses for printing, engraving, amending, supplementing and mailing, (c) distribution costs, (d) compensation to employees of the Advisor while engaged in registering, marketing and wholesaling our common stock or providing administrative services relating thereto, (e) telegraph and telephone costs, (f) all advertising and marketing expenses (including the costs related to investor and broker-dealer sales meetings), (g) charges of transfer agents, registrars, trustees, escrow holders, depositories, and experts, (h) fees, expenses and taxes related to the filing, registration and qualification of the sale of our common stock under federal and state laws, including accountants’ and attorneys’ fees and other accountable offering costs, (i) amounts to reimburse the Advisor for all marketing related costs and expenses such as compensation to and direct expenses of the Advisor’s employees or employees of the Advisor’s affiliates in connection with registering and marketing our common stock, (j) travel and entertainment expenses related to the offering and marketing of our common stock, (k) facilities and technology costs and other costs and expenses associated with the offering and ownership of our common stock and to facilitate the marketing of our common stock, including web site design and management, (l) costs and expenses of conducting training and educational conferences and seminars, (m) costs and expenses of attending broker-dealer sponsored retail seminars or conferences, and (n) payment or reimbursement of bona fide due diligence expenses, including compensation to employees while engaged in the provision or support of bona fide due diligence services.
All organization and offering costs incurred in connection with the private placement had been billed to us by the Advisor as of December 31, 2018. In connection with the Public Offering, the Advisor will pay organization and offering costs up to 1% of gross offering proceeds from the Primary Offering, which the Advisor intends to recoup through the receipt of a contingent advisor payment (see Note 9). We will reimburse the Advisor for any amounts in excess of 1% up to a maximum of 3.5% of gross offering proceeds from the Primary Offering.
Organization and offering costs that have been billed to us by the Advisor as of December 31, 2018 and 2017, are recorded in Accounts Payable - Affiliates on the consolidated balance sheets. Whether additional organization and offering costs will be billed to us is at the discretion of the Advisor and will likely depend on the success of our Public Offering. We will evaluate organization and offering costs incurred by the Advisor at the end of each period to determine if the amounts incurred represent a liability to us based on the applicable facts and circumstances.
When recognized by us, organization costs will be expensed as incurred, and offering costs will be recorded as a reduction to stockholders’ equity as such amounts will be reimbursed to the Advisor or its affiliates from the gross proceeds of the Public Offering.
Earnings Per Share—Earnings per share is calculated based on the weighted-average number of common shares outstanding during each period. All classes of common stock are allocated net income (loss) at the same rate per share and receive the same distributions per share. Diluted earnings per share considers the effect of any potentially dilutive share equivalents, of which we had none for the periods ended December 31, 2018, 2017, and 2016.
Segment Reporting—We internally evaluate the operating performance of our portfolio of properties and currently do not differentiate properties by geography, size, or type. As operating performance is reviewed at a portfolio level rather than at a property level, our entire portfolio of properties is considered one operating segment. Accordingly, we did not report any other segment disclosures for the periods ended December 31, 2018 and 2017.
Newly Adopted and Recently Issued Accounting Pronouncements—The following table provides a brief description of newly adopted accounting pronouncements and their effect on our consolidated financial statements:

Standard	Description	Date of Adoption	Effect on the Consolidated Financial Statements or Other Significant Matters
ASU 2014-09, Revenue from Contracts with Customers (Topic 606)
This update outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASU 2014-09 states that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” While ASU 2014-09 specifically references contracts with customers, it also applies to certain other transactions such as the sale of real estate or equipment. Expanded quantitative and qualitative disclosures are also required for contracts subject to ASU 2014-09.
January 1, 2018
The majority of our revenue is lease revenue from our wholly-owned properties. We record these amounts as Rental Income and Tenant Recovery Income on the consolidated statements of operations. These revenue amounts are excluded from the scope of ASU 2014-09. As a result, the adoption of ASU 2014-09 did not result in any adjusting entries to prior periods as our revenue recognition related to these revenues aligned with the updated guidance.

ASU 2016-15, Statement of Cash Flows (Topic 230) ASU 2016-18, Statement of Cash Flows (Topic 230)
These updates address the presentation of eight specific cash receipts and cash payments on the statement of cash flows as well as clarify the classification and presentation of restricted cash on the statement of cash flows.
January 1, 2018
This update did not have any impact on our consolidated statements of cash flows for any of the periods presented. With regards to our distributions received from equity-method joint ventures, we have elected the cumulative earnings approach, which did not result in any change to our consolidated financial statements.

ASU 2017-05, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets (Sub-topic 610-20)	This update amends existing guidance in order to provide consistency in accounting for the derecognition of a business or non-profit activity.	January 1, 2018
We did not record any cumulative adjustment in connection with the adoption of the new pronouncement as we did not have any outstanding transactions to which this new guidance applies. This guidance did, however, subsequently impact our accounting for the contribution of real estate properties to GRP II in November 2018.

The following table provides a brief description of recent accounting pronouncements that could have a material effect on our consolidated financial statements:

Standard	Description	Date of Adoption	Effect on the Consolidated Financial Statements or Other Significant Matters
ASU 2016-02,
Leases (Topic 842):

ASU 2018-01,
Leases (Topic 842):
Land Easement Practical Expedient for Transition to Topic 842;

ASU 2018-10, Codification Improvements to
Topic 842, Leases;
and

ASU 2018-11,
Leases (Topic (842):
Targeted Improvements

ASU 2018-20, Leases (Topic 842): Narrow-Scope Improvements for Lessors

These updates amend existing guidance by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The effective date for annual reporting begins after December 15, 2019, and the following year for interim reporting for nonpublic companies, but early adoption is permitted.

January 1, 2019
In addition to requiring new disclosures within the accompanying notes to the consolidated financial statements, we have identified areas within our accounting policies that will be impacted by the new standard.
This standard incorporates changes to the process used to determine classification of leases. We expect to adopt the practical expedients available for implementation under the standard. By adopting these practical expedients, we will not be required to reassess (i) whether an expired or existing contract meets the definition of a lease; (ii) the lease classification at the adoption date for existing leases; and (iii) whether the costs previously capitalized as initial direct costs would continue to be amortized. This allows us to continue to classify our existing leases in the manner in which we had previously determined prior to the adoption of the standard.

In addition to the aforementioned expedients, the standards also allow a practical expedient to account for non-lease components and related lease components as a single lease component instead of accounting for them separately, if certain conditions are met. We expect to utilize this practical expedient. In so doing, we will be required to apply a straight-line treatment to recognizing income from tenant reimbursements of operating costs to the extent that those tenant reimbursements are fixed with set increases. We do not expect this to have a material impact on our consolidated financial statements.

ASU 2016-13, Financial Instruments - Credit Leases
(Topic 326):
Measurement of Credit Losses on Financial Instruments

ASU 2018-19, Financial Instruments - Credit Losses (Topic 326): Codification Improvements

The amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for public entities in fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted after December 15, 2018.
		January 1, 2020	We are currently evaluating the impact the adoption of this standard will have on our consolidated financial statements.
ASU 2018-13, Fair Value Measurement (Topic 820)
This ASU eliminates, adds, and modifies certain disclosure requirements for fair value measurements as part of the FASB’s disclosure framework project. It is effective for annual and interim reporting beginning after December 15, 2019, but early adoption is accepted.

		January 1, 2020	We are currently evaluating the impact the adoption of this standard will have on our consolidated financial statements.
ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities
This update amends two aspects of the related-party guidance in ASC Topic 810: (1) adds an elective private-company scope exception to the variable interest entity guidance for entities under common control, and (2) specifies that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. For entities other than private companies, the amendments in this update are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. All entities are required to apply the amendments in this update retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption was permitted.
		January 1, 2020	We are currently evaluating the impact the adoption of this standard will have on our consolidated financial statements.

Reclassifications—The following line item on our consolidated balance sheets for the year ended December 31, 2017, was reclassified to conform to current year presentation:

•	Real Estate Taxes Payable was combined to Accounts Payable and Other Liabilities.

3. INVESTMENT IN UNCONSOLIDATED JOINT VENTURE
On November 9, 2018, we entered into an agreement (the “Joint Venture Agreement”) with Northwestern Mutual to create GRP II (the “Joint Venture”). Under the terms of the Joint Venture Agreement, we contributed all of our ownership interests in three grocery-anchored shopping centers and related working capital amounts with a net fair value of $46.0 million to the Joint Venture in exchange for $41.3 million in cash and a 10% ownership interest in the Joint Venture. Northwestern Mutual made an initial capital contribution of $42.6 million in cash in exchange for a 90% ownership interest in the Joint Venture. We accounted for the contribution of these properties under the guidance of ASC 610-20, resulting in derecognition of the assets and recognition of a gain of $2.3 million on the contribution of real estate upon the transfer of control to GRP II.
Affiliates of our Advisor will manage and conduct the day-to-day operations and affairs of the Joint Venture. We have customary approval rights with respect to major decisions, but do not have the right to cause or prohibit various material transactions. We account for our investment in the Joint Venture using the equity method and increase or reduce the value of our investment based upon our pro rata allocation of the Joint Venture's income, losses, and distributions. Distributions of net cash are anticipated to be made on a quarterly basis, as appropriate. Additional capital contributions in proportion to the members’ respective capital interests in the Joint Venture may be required.
The following table summarizes the operating information and financial position of our Joint Venture, for the year ended December 31, 2018 (dollars in thousands):

December 31, 2018
Properties owned	3
Ownership percentage	10%
Investment balance	$4,725
Summarized Financial Information of Joint Venture:
Total assets	$50,597
Total liabilities	3,350
Revenue	806
Net loss	(39)

4. REAL ESTATE ACQUISITIONS
Our real estate assets acquired during the periods ended December 31, 2018 and 2017 were as follows (dollars in thousands):

Property Name	Location	Anchor Tenant	Acquisition Date	Purchase Price	Square Footage
Sudbury Crossing	Sudbury, MA	TJ Maxx(1)	7/24/2018	$19,473	89,952
Albertville Crossing(2)	Albertville, MN	Coborn’s	2/21/2018	13,155	99,013
Rolling Meadows Shopping Center(2)	Rolling Meadows, IL	Jewel-Osco	12/21/2017	17,801	134,012
Orange Grove Shopping Center	North Fort Myers, FL	Publix	12/1/2017	8,844	68,865
(1) We do no not own the portion of the shopping center that contains the grocery anchor, which is Sudbury Farms (Roche Bros.).
(2) These properties were contributed to the Joint Venture in November 2018.
The weighted-average amortization periods for in-place, above-market, and below-market lease intangibles acquired during the periods ended December 31, 2018 and 2017 are as follows (in years):

	2018	2017
In-place leases	7	9
Above-market leases	6	14
Below-market leases	12	18

5. ACQUIRED INTANGIBLE LEASES
Acquired intangible lease assets and liabilities consisted of the following amounts as of December 31, 2018 and 2017 (in thousands):

	2018		2017
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
In-place leases	$2,246	$(195)	$4,686	$(113)
Above-market leases	229	(18)	1,779	(11)
Below-market liabilities	(713)	34	(2,362)	48
Summarized below is the amortization recorded on the intangible assets and liabilities for the periods ended December 31, 2018 , 2017, and 2016 (in thousands):

	2018	2017	2016
In-place leases	$689	$110	$3
Above-market leases	136	11	—
Below-market leases	(125)	(46)	(2)
Estimated future amortization of the respective acquired intangible lease assets and liabilities as of December 31, 2018, for each of the next five years is as follows (in thousands):

Year	In-Place Leases	Above-Market Leases	Below-Market Leases
2019	$390	$39	$(42)
2020	390	39	(42)
2021	390	39	(42)
2022	316	39	(42)
2023	47	39	(42)

6. DEBT OBLIGATION
As of December 31, 2018, we had an unsecured $125 million revolving credit facility, with an interest rate spread of 2.1% over LIBOR based on our leverage ratio. The revolving credit facility requires interest-only payments until it matures in March 2021 and has two six-month extension options. In November 2018, we reduced the capacity of our revolving credit facility from $250 million to $125 million. This resulted in a write-off of deferred financing expenses of approximately $0.6 million.
The interest rate on our debt approximated the market interest rate, and as such, the fair value and recorded value of our debt was $9 million as of December 31, 2017. We had no debt outstanding as of December 31, 2018.
The following is a summary of the outstanding principal balance of our debt obligation, borrowing base, and corresponding interest rate, as of December 31, 2018 and December 31, 2017 (dollars in thousands):

	December 31, 2018	December 31, 2017
Outstanding principal balance	$—	$9,000
Borrowing base(1)	15,764	24,043
Interest rate	4.6%	3.6%

(1)	Although the maximum capacity is $125 million, this is subject to further covenant-based restrictions. This represents the amount available for borrowing as of the relevant year-end dates.
Gross borrowings under our revolving credit facility were $47 million and $9 million during the years ended December 31, 2018 and 2017, respectively. Gross payments on our revolving credit facility were $56 million during the year ended December 31, 2018, and there were no repayments during the year ended December 31, 2017.

7. COMMITMENTS AND CONTINGENCIES
Litigation—We may become involved in various claims and litigation matters arising in the ordinary course of business, some of which may involve claims for damages. Many of these matters are covered by insurance, although they may nevertheless be subject to deductibles or retentions. There are no material legal proceedings pending or known to be contemplated against us.
Environmental Matters—In connection with the ownership and operation of real estate, we may potentially be liable for costs and damages related to environmental matters. In addition, we may own or acquire certain properties that are subject to environmental remediation. Depending on the nature of the environmental matter, the seller of the property, a tenant of the property, and/or another third party may be responsible for environmental remediation costs related to a property. Additionally, in connection with the purchase of certain properties, the respective sellers and/or tenants may agree to indemnify us against future remediation costs. We also carry environmental liability insurance on our properties that provides limited coverage for any remediation liability and/or pollution liability for third-party bodily injury and/or property damage claims for which we may be liable. We are not aware of any environmental matters which we believe are reasonably likely to have a material effect on the consolidated financial statements.

8. EQUITY
General—The holders of all classes of common stock are entitled to one vote per share on all matters voted on by stockholders, including election of the Board of Directors. Our charter does not provide for cumulative voting in the election of directors. Our charter permits our Board of Directors to create classes of common stock and to establish the rights of each class of common stock. The differences among the classes of common stock relate to upfront selling commissions, dealer manager fees, and ongoing stockholder servicing fees. See Note 9 for more detail.
Common Stock Activity—The following table summarizes our common stock activity for the years ended December 31, 2017 and 2018 (in thousands):

	Common Stock
	Class A	Class T	Class I	Total
Balance at January 1, 2017	435	—	—	435
Common stock issued	3,764	—	—	3,764
DRIP	32	—	—	32
Stock dividends	271	—	—	271
Balance at December 31, 2017	4,502	—	—	4,502
Common stock issued	1,566	98	29	1,693
DRIP	153	—	—	153
Shares repurchased(1)	(11)	—	—	(11)
Stock dividends	215	—	—	215
Balance at December 31, 2018	6,425	98	29	6,552

(1)	In accordance with the terms of our SRP, all share repurchases completed were sought upon a stockholder’s death, “qualifying disability,” or “determination of incompetence.”
Distributions and Stock Dividends—We have adopted a DRIP that allows stockholders to reinvest cash distributions in additional shares of our common stock at a price equal to $9.80 per share. Prior to the commencement of the Public Offering in May 2018, the DRIP price was $9.50 per share. During the private offering, our Board of Directors declared and issued Class A stock dividends in the daily amount of 0.0004901961 shares per share to Class A stockholders of record during the period from December 1, 2016 through February 28, 2018. We are no longer issuing any such stock dividends to our Class A stockholders. Cash distributions are paid to stockholders of record based on the number of daily shares owned by each stockholder during the period covered by the declaration. Such distributions are issued on the first business day after the end of each month.
Share Repurchase Program—Our SRP may provide a limited opportunity for stockholders to have shares of common stock repurchased, subject to certain restrictions and limitations, at a price equal to or at a discount from the purchase price paid for the shares being repurchased. The cash available for repurchases on any particular date will generally be limited to the proceeds from the DRIP during the preceding four fiscal quarters, less amounts already used for repurchases since the beginning of that period. The Board of Directors reserves the right, in its sole discretion, at any time and from time to time, to reject any request for repurchase or amend, suspend, or terminate the program upon 30 days notice.

9. RELATED PARTY TRANSACTIONS
Economic Dependency—We are dependent on the Advisor, the Manager, and their respective affiliates for certain services that are essential to us, including asset acquisition and disposition decisions, asset management, operating and leasing of our properties, and other general and administrative responsibilities. PECO owns a partial interest in the Advisor and controls our property managers. In the event that the Advisor, the Manager, and/or their respective affiliates are unable to provide such services, we would be required to find alternative service providers, which could result in higher costs and expenses.
Advisor—The Advisor is responsible for the management of our day-to-day activities and the implementation of our investment strategy.
Acquisition Fee—We pay the Advisor an acquisition fee related to services provided in connection with the selection and purchase or origination of real estate and real estate-related investments. The acquisition fee is equal to 2% of the contract purchase price of each property we acquire or originate, including any debt attributable to such investments.
Organization and Offering Costs, Contingent Advisor Payment, and Holdback—Under the terms of the Advisory Agreement, we are required to reimburse the Advisor for cumulative organization and offering costs and future organization and offering costs it may incur on our behalf. All organization and offering costs incurred in connection with the private placement and public offering had been billed to us by the Advisor as of December 31, 2018. In connection with the Public Offering, the Advisor will pay organization and offering costs up to 1% of gross offering proceeds from the Primary Offering, which the Advisor intends to recoup through the receipt of a contingent advisor payment. We will reimburse the Advisor for any amounts in excess of 1% up to a maximum of 3.5% of gross offering proceeds from the Primary Offering.
We may pay the Advisor an additional contingent advisor payment of 2.15% of the contract purchase price of each property or other real estate investments we acquire during the Public Offering. The reimbursement of organization and offering costs, dealer manager fees, and the contingent advisor payment are subject to the contingent advisor payment holdback. As a result of the holdback, the initial $4.5 million reimbursable to the Advisor for these amounts related to the Public Offering shall be retained by us until the termination of the Public Offering, at which time such amount shall be paid to the Advisor or its affiliates. As of December 31, 2018, the contingent advisor payment holdback had not been reached; therefore, no reimbursement had been made to the Advisor.
Amounts related to organization and offering costs and the contingent advisor payment as of December 31, 2018 and 2017, were as follows (in thousands):

	2018	2017
Organization and offering costs liability for private placement	$2,303	$2,000
Amounts subject to contingent advisor holdback:
Organization and offering costs liability for Public Offering(1)	2,211	—
Dealer manager fee payable	21	—

(1)	This amount represents all organization and offering costs incurred. This includes amounts currently earned through the contingent advisor payment, which were immaterial as of December 31, 2018.
Asset Management Fee—We pay the Advisor a monthly asset management fee in connection with the ongoing management and monitoring of the performance of our investments. The asset management fee is paid monthly in an amount of one-twelfth of 1% of the cost of our assets. The Advisor may elect to receive the asset management fee in cash, units of the Operating Partnership (“OP units”), common stock, or any combination thereof. All asset management fees paid during the years ended December 31, 2018 and 2017, were paid in cash.
Disposition Fee—We will pay the Advisor or its affiliates for substantial assistance in connection with the sale of properties or other investments a disposition fee in an amount equal to 2% of the contract sales price of each property or other investment sold. For the years ended December 31, 2018 and 2017, we incurred no disposition fees as we did not sell any properties.
Acquisition Expenses—We reimburse the Advisor for direct expenses incurred, including certain personnel costs, related to sourcing, selecting, evaluating, and acquiring assets on our behalf.
General and Administrative Expenses—As of December 31, 2018 and 2017, we owed the Advisor $9,000 and $13,000, respectively, for general and administrative expenses paid on our behalf.

Summarized below are the fees earned by and the expenses reimbursable to Advisor, except for unpaid general and administrative expenses, which we disclosed above, for the years ended December 31, 2018, 2017, and 2016, and any related amounts unpaid as of December 31, 2018 and 2017 (in thousands):

	For the Periods Ended December 31,			Unpaid Amount as of December 31,
	2018	2017	2016	2018	2017
Acquisition fees(1)	$635	$519	$292	$—	$—
Acquisition expenses(1)	106	56	29	—	—
Asset management fees(2)	559	170	12	24	72
Organization and offering costs	2,514	1,961	39	4,501	2,000
Total	$3,814	$2,706	$372	$4,525	$2,072

(1)
Acquisition fees and expenses are capitalized and allocated to the related investment in real estate assets on the consolidated balance sheets based on the acquisition-date fair values of the respective assets and liabilities acquired.

(2)	Asset management fees are included in General and Administrative on the consolidated statements of operations.
Manager—Our real property is managed and leased by the Manager. The Manager hires, directs and establishes policies for employees who have direct responsibility for the operations of each real property it manages, which may include, but is not limited to, on-site managers and building and maintenance personnel. Certain employees of the Manager may be employed on a part-time basis and may also be employed by us or certain of our affiliates. The Manager also directs the purchase of equipment and supplies, supervise all maintenance activity, and manages real properties acquisitions by PECO affiliates and other third parties.
Property Management Fees—We pay to the Manager a monthly property management fee equal to 4% of the gross receipts of each property managed by the Manager.
Leasing Commissions—In addition to the property management fee, if the Manager provides leasing services with respect to a property, we will pay the Manager leasing fees in an amount equal to the leasing fees charged by unaffiliated persons rendering comparable services in the same geographic location of the applicable property.
Construction Management and Development Fees—If we engage the Manager to provide construction management or development services with respect to a particular property, we will pay a construction management fee or a development fee in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the property.
Expenses and Reimbursements—We reimburse the costs and expenses incurred by the Manager on our behalf, including employee compensation, legal, travel and other out-of-pocket expenses that are directly related to the management of specific properties, as well as fees and expenses of third-party accountants.
Summarized below are the fees earned by and the expenses reimbursable to the Manager or its affiliates for the years ended December 31, 2018, 2017, and 2016, and any related amounts unpaid as of December 31, 2018 and 2017 (in thousands):

	For the Periods Ended December 31,			Unpaid Amount as of December 31,
	2018	2017	2016	2018	2017
Property management fees(1)	$256	$53	$—	$9	$—
Leasing commissions(2)	151	21	—	21	—
Construction management fees(2)	152	4	—	28	2
Other fees and reimbursements(3)	341	248	74	77	70
Total	$900	$326	$74	$135	$72

(1)	The property management fees are included in Property Operating on the consolidated statements of operations.

(2)
Leasing commissions paid for leases with terms less than one year are expensed and included in Depreciation and Amortization on the consolidated statements of operations. Leasing commissions paid for leases with terms greater than one year, and construction management fees, are capitalized and amortized over the life of the related leases or assets.

(3)	Other fees and reimbursements are included in Property Operating and General and Administrative on the consolidated statements of operations based on the nature of the expense.

Dealer Manager—The Dealer Manager is a Delaware limited liability company and has been a member firm of the Financial Industry Regulatory Authority, Inc. since 1995. The Dealer Manager is under common ownership with our Griffin sponsor and will provide certain sales, promotional, and marketing services in connection with the distribution of the shares of common stock offered under our offering. The following table summarizes the reimbursement rates of dealer manager fees, selling commissions, and stockholder servicing fees for Class T and Class I shares of common stock for the Primary Offering, as well as the Class A shares sold during the private offering:

	T Shares	I Shares	A Shares
Dealer manager fees	The fee will be up to 3% of gross offering proceeds from the Primary Offering, of which 1% of gross offering proceeds will be funded by us, with the remaining amounts funded by the Advisor.	The fee will be up to 1.5% of gross offering proceeds from the Primary Offering, all of which will be funded by the Advisor.	3% of gross offering proceeds
Selling commissions	Up to 3% of gross offering proceeds	N/A	7% of gross offering proceeds
Stockholder servicing fees	The fee will accrue daily at an annual rate of 1% of the most recent purchase price per share of Class T sold in the Primary Offering, up to a maximum of 4% in the aggregate.	N/A	N/A
The following table summarizes the dealer manager fees, selling commissions, and stockholder servicing fees for shares of common stock for the years ended December 31, 2018, 2017, and 2016, and any related amounts unpaid as of December 31, 2018 and 2017 (in thousands):

	For the Periods Ended December 31,			Unpaid Amount as of December 31,
	2018	2017	2016	2018	2017
Dealer manager fees	$1,700	$2,437	$—	$21	$—
Selling commissions	(171)	1,003	—	—	—
Stockholder servicing fees(1)	40	—	—	40	—
Total	$1,569	$3,440	$—	$61	$—

(1)
Stockholder servicing fees are included in Offering Costs on the consolidated statements of equity and included in Accounts Payable-Affiliates on the consolidated balance sheets. We will accrue the full cost of the stockholder servicing fee as an offering cost at the time each Class T share is sold during the Public Offering.

Share Purchases by Advisor—Our Advisor has made an initial investment in us through the purchase of 22,222 shares of our Class A common stock. The Advisor may not sell any of these shares while serving as the Advisor. As of December 31, 2018, the Advisor owned 27,728 shares of our Class A common stock.
Joint Venture Payable—As of December 31, 2018, we have an outstanding payable of $0.1 million related to activity on the properties contributed to the Joint Venture.

10. OPERATING LEASES
The terms and expirations of our operating leases with our tenants vary. The lease agreements frequently contain options to extend the terms of leases and other terms and conditions as negotiated. We retain substantially all of the risks and benefits of ownership of the real estate assets leased to tenants.
Approximate future rentals to be received under non-cancelable operating leases in effect at December 31, 2018, assuming no new or renegotiated leases or option extensions on lease agreements, are as follows (in thousands):

Year	Amount
2019	$1,990
2020	1,275
2021	881
2022	736
2023	348
2024 and thereafter	660
Total	$5,890
Our major tenants include Publix, T.J. Maxx, and Rite Aid, which comprised 19.5%, 15.0%, and 12.7%, respectively, of our aggregate annualized base rent (“ABR”) as of December 31, 2018. As a result, the tenant concentration of our portfolio makes it particularly susceptible to adverse economic developments for those tenants.

11. QUARTERLY FINANCIAL DATA (UNAUDITED)
The following is a summary of the unaudited quarterly financial information for the years ended December 31, 2018 and 2017. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with GAAP, the selected quarterly information (in thousands, except per share amounts).

	2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(1)
Total revenue	$1,373	$1,633	$1,916	$1,383
Net (loss) income	(457)	(719)	(748)	673
Net (loss) income per share - basic and diluted	(0.08)	(0.11)	(0.12)	0.05

(1)	Impacts on revenue and net income in the fourth quarter were primarily due to real estate contribution made as part of the Joint Venture transaction. See Note 3.

	2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$365	$349	$348	$496
Net loss	(245)	(495)	(397)	(732)
Net loss per share - basic and diluted	(0.45)	(0.45)	(0.19)	(0.21)

12. SUBSEQUENT EVENTS
Sale of Shares of Common Stock
From January 1, 2019 through March 14, 2019, we raised gross proceeds of approximately $0.9 million through the issuance of 0.1 million shares of common stock in the Primary Offering. We have raised approximately $59 million since inception through March 13, 2019, exclusive of shares sold under our DRIP.
Distributions and Dividends
Cash distributions equal to a daily amount of $0.00164384 per share of common stock outstanding were paid subsequent to December 31, 2018, to the stockholders of record from December 1, 2018 through February 28, 2019, as follows (in thousands):

Distribution Period	Date Distribution Paid	Gross Amount of Distribution Paid	Distribution Reinvested through the DRIP	Net Cash Distribution
December 1, 2018 through December 31, 2018	1/2/2019	$333	$129	$204
January 1, 2019 through January 31, 2019	2/1/2019	336	123	213
February 1, 2019 through February 28, 2019	3/1/2019	306	112	194
In March 2019 our Board authorized cash distributions to all classes of common stockholders of record from April 1, 2019 through May 31, 2019 in a daily amount of $0.00164384 per share.
Acquisitions
Subsequent to December 31, 2018, we acquired the following property (dollars in thousands):

Property Name	Location	Anchor	Acquisition Date	Purchase Price	Leased % Rentable Square Feet at Acquisition
Ashburn Farm Station	Ashburn, VA	Ahold Delhaize	1/11/2019	$31,730	98.3%
Revolving Credit Facility
With the acquisition of Ashburn Farm Station in January 2019, we increased our amount available for borrowing under our revolving credit facility to $35.9 million. Of this amount, we drew $20 million to fund the acquisition of Ashburn Farm Station.

Advisory Agreement
On March 12, 2019, we entered into an amendment to the Advisory Agreement to be effective as of May 8, 2019 to renew the term of the Advisory Agreement for an additional one-year term on the same terms and conditions as previously in effect. The Advisory Agreement, as amended, will terminate on May 8, 2020.

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
As of December 31, 2018
(in thousands)
			Initial Cost		Cost Capitalized Subsequent to Acquisition	Gross Amount Carried at End of Period(1)
Property Name	City, State	Encumbrances	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	Date Constructed/ Renovated	Date Acquired
Orange Grove Shopping Center	North Ft. Myers, FL	$—	$2,194	$6,290	$700	$2,316	$6,868	$9,184	$361	1999	12/1/2017
Sudbury Crossing	Sudbury, MA	—	6,041	12,030	502	6,488	12,085	18,573	247	1984	7/24/2018
Totals		$—	$8,235	$18,320	$1,202	$8,804	$18,953	$27,757	$608

(1)	The aggregate cost of real estate owned at December 31, 2018 for federal income tax purposes is $28.5 million.

Reconciliation of real estate owned:

	2018	2017
Balance at January 1	$37,561	$14,211
Additions during the year:
Real estate acquisitions	29,610	23,296
Net additions to/improvements of real estate	2,164	54
Deductions during the year:
Real estate dispositions	(41,578)	—
Balance at December 31	$27,757	$37,561
Reconciliation of accumulated depreciation:

	2018	2017
Balance at January 1	$561	$16
Additions during the year:
Depreciation expense	1,960	545
Deductions during the year:
Accumulated depreciation of real estate dispositions	(1,913)	—
Balance at December 31	$608	$561

PHILLIPS EDISON GROCERY CENTER REIT III, INC.
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2019 AND DECEMBER 31, 2018
(Unaudited)
(In thousands, except per share amounts)

	June 30, 2019	December 31, 2018
ASSETS
Investment in real estate:
Land and improvements	$22,307	$8,804
Building and improvements	34,576	18,953
In-place lease assets	4,973	2,246
Above-market lease assets	1,047	229
Total investment in real estate assets	62,903	30,232
Accumulated depreciation and amortization	(2,158)	(820)
Net investment in real estate assets	60,745	29,412
Investment in unconsolidated joint venture	4,543	4,725
Total investment in real estate assets, net	65,288	34,137
Cash and cash equivalents	1,894	11,481
Deferred financing expenses, net	142	661
Other assets, net	1,370	2,498
Total assets	$68,694	$48,777
LIABILITIES AND EQUITY
Liabilities:
Debt obligation	$20,500	$—
Below-market lease liabilities, net	965	679
Accounts payable – affiliates	2,872	4,864
Deferred income	264	232
Accounts payable and other liabilities	1,012	770
Total liabilities	25,613	6,545
Commitments and contingencies (Note 8)	—	—
Equity:
Preferred stock, $0.01 par value per share, 10,000 shares authorized, and zero issued and
outstanding at June 30, 2019 and December 31, 2018	—	—
Common stock - Class A, $0.01 par value per share, 75,000 shares authorized, 6,306 and
6,425 shares issued and outstanding, at June 30, 2019 and December 31, 2018, respectively	63	64
Common stock - Class T, $0.01 par value per share, 750,000 shares authorized, 319 and 98
shares issued and outstanding, at June 30, 2019 and December 31, 2018, respectively	3	1
Common stock - Class I, $0.01 par value per share, 75,000 shares authorized, 114 and 29
shares issued and outstanding, at June 30, 2019 and December 31, 2018, respectively	1	—
Additional paid-in capital	58,919	55,114
Accumulated deficit	(15,905)	(12,947)
Total equity	43,081	42,232
Total liabilities and equity	$68,694	$48,777
See notes to consolidated financial statements.

PHILLIPS EDISON GROCERY CENTER REIT III, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Revenues:
Rental income	$1,533	$1,626	$3,039	$2,992
Other property income	—	7	10	14
Total revenues	1,533	1,633	3,049	3,006
Expenses:
Property operating	211	243	439	471
Real estate taxes	185	391	385	714
General and administrative	493	624	986	947
Depreciation and amortization	612	661	1,288	1,267
Total expenses	1,501	1,919	3,098	3,399
Other:
Interest expense, net	(735)	(351)	(1,079)	(695)
Other income (expense), net	17	(82)	142	(88)
Net loss	$(686)	$(719)	$(986)	$(1,176)
Earnings per common share:
Loss per share - basic and diluted	$(0.10)	$(0.11)	$(0.15)	$(0.20)
Weighted-average common shares outstanding:
Basic and diluted	6,673	6,344	6,625	5,951
See notes to consolidated financial statements.

PHILLIPS EDISON GROCERY CENTER REIT III, INC.
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended June 30, 2019 and 2018
	Common Stock Par Value			Additional Paid-in Capital	Stock Dividend to be Distributed	Accumulated Deficit	Total Equity
	Class A	Class T	Class I
Balance at April 1, 2018	$63	$—	$—	$55,359	$—	$(9,258)	$46,164
Issuance of common stock	—	—	—	7	—	—	7
Distribution Reinvestment Plan (“DRIP”)	1	—	—	404	—	—	405
Common distributions declared, $0.15 per share	—	—	—	—	—	(948)	(948)
Offering costs	—	—	—	(2,010)	—	—	(2,010)
Net loss	—	—	—	—	—	(719)	(719)
Balance at June 30, 2018	$64	$—	$—	$53,760	$—	$(10,925)	$42,899

Balance at April 1, 2019	$63	$2	$1	$54,588	$—	$(14,220)	$40,434
Issuance of common stock	—	1	—	1,893	—	—	1,894
Share repurchases	—	—	—	(55)	—	—	(55)
DRIP	—	—	—	374	—	—	374
Common distributions declared, $0.15 per share	—	—	—	—	—	(999)	(999)
Offering costs	—	—	—	2,119	—	—	2,119
Net loss	—	—	—	—	—	(686)	(686)
Balance at June 30, 2019	$63	$3	$1	$58,919	$—	$(15,905)	$43,081

	Six Months Ended June 30, 2019 and 2018
	Common Stock Par Value			Additional Paid-in Capital	Stock Dividend to be Distributed	Accumulated Deficit	Total Equity
	Class A	Class T	Class I
Balance at January 1, 2018	$45	$—	$—	$38,836	$644	$(6,477)	$33,048
Issuance of common stock	16	—	—	16,206	(644)	—	15,578
DRIP	1	—	—	707	—	—	708
Common distributions declared, $0.30 per share	—	—	—	—	—	(1,771)	(1,771)
Stock dividends declared, 0.0289 shares per share	2	—	—	1,499	—	(1,501)	—
Offering costs	—	—	—	(3,488)	—	—	(3,488)
Net loss	—	—	—	—	—	(1,176)	(1,176)
Balance at June 30, 2018	$64	$—	$—	$53,760	$—	$(10,925)	$42,899

Balance at January 1, 2019	$64	$1	$—	$55,114	$—	$(12,947)	$42,232
Issuance of common stock	—	2	1	3,119	—	—	3,122
Share repurchases	(2)	—	—	(1,869)	—	—	(1,871)
DRIP	1	—	—	737	—	—	738
Common distributions declared, $0.30 per share	—	—	—	—	—	(1,972)	(1,972)
Offering costs	—	—	—	1,818	—	—	1,818
Net loss	—	—	—	—	—	(986)	(986)
Balance at June 30, 2019	$63	$3	$1	$58,919	$—	$(15,905)	$43,081
See notes to consolidated financial statements.

PHILLIPS EDISON GROCERY CENTER REIT III, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(Unaudited)
(In thousands)

	Six Months Ended June 30,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(986)	$(1,176)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,288	1,269
Amortization of deferred financing expense	153	269
Loss on write-off of deferred financing expense	366	—
Non-cash rental income adjustments	(129)	(89)
Earnings from unconsolidated joint venture	(18)	—
Changes in operating assets and liabilities:
Other assets, net	1,251	(104)
Accounts payable - affiliates	(81)	7
Accounts payable and other liabilities	268	222
Net cash provided by operating activities	2,112	398
CASH FLOWS FROM INVESTING ACTIVITIES:
Real estate acquisitions	(31,730)	(13,345)
Capital expenditures	(593)	(260)
Return of investment in unconsolidated joint venture	200	—
Net cash used in investing activities	(32,123)	(13,605)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in credit facility	20,500	(2,000)
Proceeds from issuance of common stock	3,122	15,578
Distributions paid, net of DRIP	(1,234)	(964)
Payment of offering costs	(93)	(1,587)
Repurchases of common stock	(1,871)	—
Net cash provided by financing activities	20,424	11,027
NET DECREASE IN CASH AND CASH EQUIVALENTS	(9,587)	(2,180)
CASH AND CASH EQUIVALENTS
Beginning of period	11,481	2,659
End of period	$1,894	$479

SUPPLEMENTAL CASH FLOW DISCLOSURE, INCLUDING NON-CASH INVESTING AND FINANCING ACTIVITIES:
Cash paid for interest	$541	$420
Accrued capital expenditures	11	48
Change in offering costs payable, net	(1,911)	1,902
Change in distributions payable	—	99
Stock dividends distributed	—	1,501
Distributions reinvested	738	708
See notes to consolidated financial statements.

Phillips Edison Grocery Center REIT III, Inc.
Notes to Consolidated Financial Statements
(Unaudited)

1. ORGANIZATION
Phillips Edison Grocery Center REIT III, Inc. (“we,” the “Company,” “our,” or “us”) was formed as a Maryland corporation in April 2016. Substantially all of our business is conducted through Phillips Edison Grocery Center Operating Partnership III, L.P. (“Operating Partnership”), a Delaware limited partnership formed in July 2016. We are a limited partner of the Operating Partnership, and our wholly owned subsidiary, Phillips Edison Grocery Center OP GP III LLC, is the sole general partner of the Operating Partnership.
We completed a private placement offering of shares of Class A common stock to accredited investors and ceased offering Class A shares in the private offering during the first quarter of 2018. During the private placement offering, we raised $57.7 million in gross offering proceeds from the issuance of 5.9 million Class A shares, inclusive of the DRIP.
Pursuant to our Registration Statement on Form S-11 (SEC Registration No. 333-217924), as amended (“Registration Statement”), declared effective on May 8, 2018, we offered to the public (“Public Offering”) (i) $1.5 billion in shares of common stock in the primary offering, consisting of two classes of shares, Class T and Class I, at purchase prices of $10.42 per share and $10.00 per share, respectively, with discounts available to some categories of investors with respect to Class T shares (“Primary Offering”), and (ii) $0.2 billion in Class A, Class T, and Class I shares of our common stock pursuant to the DRIP at a price of $9.80 per share. In connection with a review of potential strategic alternatives, on June 12, 2019, our Board of Directors (“Board”) approved the suspension of the Public Offering and the share repurchase program (“SRP”), effective June 14, 2019.
As of June 30, 2019, we raised $1.1 million and $3.3 million in gross offering proceeds from the issuance of Class I shares and Class T shares, respectively, inclusive of the DRIP, as well as $1.6 million in gross offering proceeds from the issuance of Class A shares pursuant to the DRIP as a part of the Public Offering. For more detail on the DRIP, see Note 9.
We retained Griffin Capital Securities, LLC (“Dealer Manager”) to serve as the dealer manager of the Public Offering. The Dealer Manager is responsible for marketing our shares in the Public Offering. Our advisor is PECO-Griffin REIT Advisor LLC (“Advisor”), a Delaware limited liability company that is jointly owned indirectly by Phillips Edison & Company, Inc. (“Phillips Edison sponsor” or “PECO”) and Griffin Capital Company, LLC (“Griffin sponsor”). Under the terms of the advisory agreement between the Advisor and us, the Advisor is responsible for the management of our day-to-day activities and the implementation of our investment strategy on our behalf, subject to the supervision of our Board of Directors.
We intend to invest primarily in well-occupied, grocery-anchored neighborhood and community shopping centers leased to a mix of national, regional, and local creditworthy retailers selling necessity-based goods and services in strong demographic markets throughout the United States. In addition, we may invest in other retail properties including power and lifestyle shopping centers, multi-tenant shopping centers, free-standing single-tenant retail properties, and other real estate and real estate-related loans and securities depending on real estate market conditions and investment opportunities that we determine are in the best interests of our stockholders. Our real property is managed and leased by subsidiaries of our Phillips Edison sponsor (together, the “Manager”).
In November 2018, we entered into a joint venture (“Joint Venture”) with Northwestern Mutual Life Insurance Company (“Northwestern Mutual”) to create Grocery Retail Partners II LLC (“GRP II”). We contributed our ownership interests in three grocery-anchored shopping centers to the Joint Venture in exchange for $41.3 million in cash and a 10% ownership interest in the Joint Venture, and Northwestern Mutual made an initial capital contribution to the Joint Venture equal to $42.6 million in cash in exchange for a 90% ownership interest in the Joint Venture. See Note 5 for additional details regarding this unconsolidated joint venture.
As of June 30, 2019, we owned fee simple interests in three properties acquired from third parties unaffiliated with us or our Advisor. In addition, we owned a 10% equity interest in GRP II, which owned three properties as of June 30, 2019.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations and require the application of significant judgment by management. For example, significant estimates and assumptions have been made with respect to the useful lives of assets, recoverable amounts of receivables, and other fair value measurement assessments required for the preparation of the consolidated financial statements. As a result, these estimates are subject to a degree of uncertainty.

Other than those noted below, there have been no changes to our significant accounting policies during the six months ended June 30, 2019. For a full summary of our accounting policies, refer to our 2018 Annual Report on Form 10-K filed with the SEC on March 15, 2019.
Basis of Presentation and Principles of Consolidation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. Readers of this Quarterly Report on Form 10-Q should refer to our audited consolidated financial statements for the year ended December 31, 2018, which are included in our 2018 Annual Report on Form 10-K. In the opinion of management, all normal and recurring adjustments necessary for the fair presentation of the unaudited consolidated financial statements for the periods presented have been included in this Quarterly Report. Our results of operations for the three and six months ended June 30, 2019, are not necessarily indicative of the operating results expected for the full year.
The accompanying consolidated financial statements include our accounts and those of our majority-owned subsidiaries. All intercompany balances and transactions are eliminated upon consolidation.
Leases—The majority of our revenue is lease revenue derived from our real estate assets, which is accounted for under Accounting Standards Codification (“ASC”) Topic 842, Leases (“ASC 842”). We adopted the accounting guidance contained within ASC 842 on January 1, 2019, the effective date of the standard for public companies. We record lease and lease-related revenue as Rental Income on the consolidated statements of operations in accordance with ASC 842.
We enter into leases primarily as a lessor as part of our real estate operations, and leases represent the majority of our revenue. We lease space in our properties generally in the form of operating leases. Our leases typically provide for reimbursements from tenants for common area maintenance, insurance, and real estate tax expenses. Common area maintenance reimbursements can be fixed, with revenue earned on a straight-line basis over the term of the lease, or variable, with revenue recognized as services are performed for which we will be reimbursed.
The terms and expirations of our operating leases with our tenants are generally similar. The majority of leases for inline (non-anchor) tenants have terms that range from 2 to 6 years, and our leases with anchor tenants currently range from 2 to 13 years. In both cases, the full term of the lease prior to our acquisition or assumption of the lease will generally be longer, however, we are measuring the commencement date for these purposes as being the date that we acquired or assumed the lease, excluding option periods.
The lease agreements frequently contain fixed-price renewal options to extend the terms of leases and other terms and conditions as negotiated. In calculating the term of our leases, we consider whether these options are reasonably certain to be exercised. Our determination involves a combination of contract-, asset-, entity-, and market-based factors and involves considerable judgment. We retain substantially all of the risks and benefits of ownership of the real estate assets leased to tenants.
Beginning January 1, 2019, we evaluate whether a lease is an operating, sales-type, or direct financing lease using the criteria established in ASC 842. Leases will be considered either sales-type or direct financing leases if any of the following criteria are met:

•	if the lease transfers ownership of the underlying asset to the lessee by the end of the term;

•	if the lease grants the lessee an option to purchase the underlying asset that is reasonably certain to be exercised;

•	if the lease term is for the major part of the remaining economic life of the underlying asset; or

•	if the present value of the sum of the lease payments and any residual value guaranteed by the lessee equals or exceeds substantially all of the fair value of the underlying asset.
We utilize substantial judgment in determining the fair value of the leased asset, the economic life of the leased asset, and the relevant borrowing rate in performing our lease classification analysis. If none of the criteria listed above are met, the lease is classified as an operating lease. Currently all of our leases are classified as operating leases, and we expect that the majority, if not all, of our leases will continue to be classified as operating leases based upon our typical lease terms.
We commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. The determination of when revenue recognition under a lease begins, as well as the nature of the leased asset, is dependent upon our assessment of who is the owner, for accounting purposes, of any related tenant improvements. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space, and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If we conclude that we are not the owner, for accounting purposes, of the tenant improvements (i.e., the lessee is the owner), then the leased asset is the unimproved space and any tenant allowances funded under the lease are treated as lease incentives, which reduce revenue recognized over the term of the lease. In these circumstances, we begin revenue recognition when the lessee takes possession of the unimproved space to construct their own improvements. We consider a number of different factors in evaluating whether the lessee or we are the owner of the tenant improvements for accounting purposes. These factors include:

•	whether the lease stipulates how and on what a tenant improvement allowance may be spent;

•	whether the tenant or landlord retains legal title to the improvements;

•	the uniqueness of the improvements;

•	the expected economic life of the tenant improvements relative to the length of the lease; and

•	who constructs or directs the construction of the improvements.
The majority of our leases provide for fixed rental escalations, and we recognize rental income on a straight-line basis over the term of each lease in such instances. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of Other Assets, Net. Due to the impact of the straight-line adjustments, rental income generally will be greater than the cash collected in the early years and will be less than the cash collected in the later years of a lease.
Reimbursements from tenants for recoverable real estate taxes and operating expenses that are fixed per the terms of the applicable lease agreements are recorded on a straight-line basis, as described above. The majority of our lease agreements with tenants, however, provide for tenant reimbursements that are variable depending upon the applicable expenses incurred. These reimbursements are accrued as revenue in the period in which the applicable expenses are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to materially differ from the estimated reimbursements. Both fixed and variable tenant reimbursements are recorded as Rental Income in the consolidated statements of operations. In certain cases, the lease agreement may stipulate that a tenant make a direct payment for real estate taxes to the relevant taxing authorities. In these cases, beginning on January 1, 2019, we no longer record any revenue or expense related to these tenant expenditures. Although we expect such cases to be rare, in the event that a direct-paying tenant failed to make their required payment to the taxing authorities, we would potentially be liable for such amounts, although they are not recorded as a liability in our consolidated balance sheets per the requirements of ASC 842. We have made a policy election to exclude amounts collected from customers for all sales tax and other similar taxes from the transaction price in our recognition of lease revenue.
Additionally, we record an immaterial amount of variable revenue in the form of percentage rental income. Our policy for percentage rental income is to defer recognition of contingent rental income until the specified target (i.e., breakpoint) that triggers the contingent rental income is achieved.
In some instances, as part of our negotiations, we may offer lease incentives to our tenants. These incentives usually take the form of payments made to or on behalf of the tenant, and such incentives will be deducted from the lease payment and recorded on a straight-line basis over the term of the new lease.
We record lease termination income if there is a signed termination agreement, all of the conditions of the agreement have been met, collectability is reasonably assured and the tenant is no longer occupying the property. Upon early lease termination, we provide for losses related to unrecovered tenant-specific intangibles and other assets. We record lease termination income as rental income in the consolidated statements of operations.
Historically, we periodically reviewed the collectability of outstanding receivables. Following the adoption of ASC 842, as of January 1, 2019, lease receivables are reviewed continually to determine whether or not it is likely that we will realize all amounts receivable for each of our tenants (i.e., whether a tenant is deemed to be a credit risk). If we determine that the tenant is not a credit risk, no reserve or reduction of revenue is recorded, except in the case of disputed charges. If we determine that the tenant is a credit risk, revenue for that tenant is recorded on a cash basis, including any amounts relating to straight-line rent receivables and/or receivables for recoverable expenses. Under ASC 842, the aforementioned adjustments as well as any reserve for disputed charges are recorded as a reduction of Rental Income rather than in Property Operating, where our reserves were previously recorded, on the consolidated statements of operations.
Revenue Recognition—Effective January 1, 2018, we adopted the guidance of ASC Topic 610-20, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets (“ASC 610-20”), which applies to sales or transfers to non-customers of non-financial assets, or in substance non-financial assets, that do not meet the definition of a business. Generally, our sales of real estate would be considered a sale of a non-financial asset as defined by ASC 610-20.

ASC 610-20 refers to the revenue recognition principles under ASC Topic 606, Revenue from Contracts with Customers. Under ASC 610-20, if we determine we do not have a controlling financial interest in the entity that holds the asset, and the arrangement meets the criteria to be accounted for as a contract, we would de-recognize the asset and recognize a gain or loss on the sale of the real estate when control of the underlying asset transfers to the buyer. Further, we may defer a tax gain through an Internal Revenue Code (the “Code”) Section 1031 like-kind exchange by purchasing another property within a specified time period.
Reclassifications—The following line item on our consolidated balance sheets as of December 31, 2018, was reclassified to conform to current year presentation:

•	Deferred Income was separated out from Accounts Payable and Other Liabilities.
The following line item on our consolidated statements of operations for the three and six months ended June 30, 2018, was reclassified to conform to current year presentation:

•	Tenant Recovery was combined with Rental Income.
The following line items on our consolidated statements of cash flows for the six months ended June 30, 2018, were reclassified to conform to current year presentation:

•	Accounts Receivable, Net was combined with Other Assets, Net; and

•	Straight-line Rental Income and Net Amortization of Above- and Below-market Leases were combined with Non-cash Rental Income Adjustments.

Recently Issued and Newly Adopted Accounting Pronouncements—The following table provides a brief description of recent accounting pronouncements that could have a material effect on our consolidated financial statements:

Standard	Description	Date of Adoption	Effect on the Consolidated Financial Statements or Other Significant Matters
Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses
(Topic 326):
Measurement of Credit Losses on Financial Instruments

ASU 2018-19, Financial Instruments - Credit Losses (Topic 326): Codification Improvements
ASU 2019-05, Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief

The amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. It clarifies that receivables arising from operating leases are not within the scope of Topic 326. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with ASC 842. It also allows election of the fair value option on certain financial instruments. This update is effective for public entities in fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted after December 15, 2018.
		January 1, 2020	We are currently evaluating the impact the adoption of this standard will have on our consolidated financial statements.
ASU 2018-13, Fair Value Measurement (Topic 820)
This ASU eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of the Financial Accounting Standards Board’s disclosure framework project. It is effective for annual and interim reporting periods beginning after December 15, 2019, but early adoption is accepted.
		January 1, 2020	We are currently evaluating the impact the adoption of this standard will have on our consolidated financial statements.
ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities
This ASU amends two aspects of the related-party guidance in ASC 810: (1) adds an elective private-company scope exception to the variable interest entity guidance for entities under common control and (2) indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. For entities other than private companies, the amendments in this update are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. All entities are required to apply the amendments in this update retrospectively with a cumulative effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted.
		January 1, 2020	We are currently evaluating the impact the adoption of this standard will have on our consolidated financial statements.
ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments
This ASU amends a variety of topics, improving certain aspects of previously issued ASUs, including ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The amendment is effective for fiscal years beginning after December 15, 2019, with early adoption permitted.

		January 1, 2020	We are currently evaluating the impact the adoption of this standard will have on our consolidated financial statements.

The following table provides a brief description of newly adopted accounting pronouncements and their effect on our consolidated financial statements:

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2016-02, Leases (Topic 842)

ASU 2018-01, Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842

ASU 2018-10, Codification Improvements to Topic 842, Leases

ASU 2018-11, Leases (Topic 842): Targeted Improvements

ASU 2018-20, Leases (Topic 842): Narrow-Scope Improvements for Lessors

ASU 2019-01, Leases (Topic 842): Codification Improvements
	These updates amended existing guidance by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements.	January 1, 2019
We adopted this standard on January 1, 2019 and a modified retrospective transition approach was required. We determined that the adoption had a material impact on our consolidated financial statements; please refer to Note 3 for additional details.

We elected to utilize the following optional practical expedients upon adoption:
- Package of practical expedients which permits us not to reassess our prior conclusions about lease identification, lease classification, and initial direct costs.
- Practical expedient permitting us not to assess whether existing, expired, or current land easements either are or contain a lease.
- Practical expedient which permits us as a lessor not to separate non-lease components, such as common area maintenance reimbursements, from the associated lease component, provided that the timing and pattern of transfer of the services are substantially the same. Because of our decision to elect this practical expedient, we will no longer present our Rental Income and Tenant Recovery Income amounts separately on our consolidated statements of operations, and have reclassified Tenant Recovery Income amounts to Rental Income for all periods presented on the consolidated statements of operations and comprehensive income (loss).
- Practical expedient which permits us not to record a right of use (“ROU”) asset or lease liability related to leases of twelve months or fewer, but instead allows us to record expense related to any such leases as it is incurred.

3. LEASES
Standard Adoption—Effective January 1, 2019, we adopted ASU 2016-02, Leases. This standard was adopted in conjunction with the related updates, ASU 2018-01, Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842; ASU 2018-10, Codification Improvements to Topic 842, Leases; ASU 2018-11, Leases (Topic 842): Targeted Improvements; and ASU 2018-20, Leases (Topic 842): Narrow-Scope Improvements for Lessors, collectively “ASC 842,” using a modified-retrospective approach, as required. Consequently, financial information will not be updated, and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019.
The adoption of ASC 842 did not result in any adjustments to the current period’s opening balances on the consolidated balance sheets.
Beginning January 1, 2019, operating lease receivables are accounted for under ASC 842, which requires us to recognize changes in the collectability assessment for an operating lease as an adjustment to lease income. For the year ended December 31, 2018, approximately $49,000 of bad debt expense was recorded as Property Operating on our consolidated statements of operations, which would have been recorded as a reduction to Rental Income under the new standard. For the three and six months ended June 30, 2019, the reduction to Rental Income for rental activity deemed uncollectible was not material.
Lessor—The majority of our leases are largely similar in that the leased asset is retail space within our properties, and the lease agreements generally contain similar provisions and features, without substantial variations. All of our leases are currently classified as operating leases.

Approximate future fixed contractual lease payments to be received under non-cancelable operating leases in effect as of June 30, 2019, assuming no new or renegotiated leases or option extensions on lease agreements, are as follows (in thousands):

Year	Amount
Remaining 2019	$2,259
2020	4,073
2021	3,423
2022	2,972
2023	2,185
2024 and thereafter	10,650
Total	$25,562
Ahold Delhaize comprised 19.3% of our aggregate annualized base rent (“ABR”) as of June 30, 2019. As a result, our portfolio is particularly susceptible to adverse economic developments for Ahold Delhaize. We do not believe the risk of default, store closure, or bankruptcy is high at this time.
Lessee—As of June 30, 2019, we were not party to any leases in which we are the lessee.

4. REAL ESTATE ACQUISITIONS
Acquisitions—One real estate asset was acquired during the six months ended June 30, 2019 (dollars in thousands):

Property Name	Location	Anchor Tenant	Acquisition Date	Purchase Price	Square Footage
Ashburn Farm Market Center	Ashburn, VA	Ahold Delhaize	1/11/2019	$31,730	91,905
One real estate asset was acquired during the six months ended June 30, 2018 (dollars in thousands):

Property Name	Location	Anchor Tenant	Acquisition Date	Purchase Price	Square Footage
Albertville Crossing(1)	Albertville, MN	Coborn’s	2/21/2018	$13,155	99,013

(1)	This property was contributed to the Joint Venture in November 2018.
Both of these acquisitions were classified as asset acquisitions. As such, most acquisition costs were capitalized and are included in the total purchase prices shown above.
The fair value and weighted-average useful lives for in-place, above-market, and below-market lease intangibles acquired during the six months ended June 30, 2019, and 2018, are as follows (useful life in years and dollars in thousands):

	June 30, 2019		June 30, 2018
	Fair Value	Weighted-Average Useful Life	Fair Value	Weighted-Average Useful Life
In-place leases	$2,727	9	$1,632	9
Above-market leases	818	11	82	7
Below-market leases	(346)	5	(93)	8

5. INVESTMENT IN UNCONSOLIDATED JOINT VENTURE
In November 2018, we entered into an agreement (the “Joint Venture Agreement”) with Northwestern Mutual to create the Joint Venture. Under the terms of the Joint Venture Agreement, we contributed all of our ownership interests in three grocery-anchored shopping centers for a 10% ownership interest in the Joint Venture and $41.3 million in cash.

Affiliates of our Advisor will manage and conduct the day-to-day operations and affairs of the Joint Venture. We have customary approval rights with respect to major decisions, but do not have the right to cause or prohibit various material transactions. We account for our investment in the Joint Venture using the equity method and increase or reduce the value of our investment based upon our pro rata allocation of the Joint Venture's income, losses, and distributions. Distributions of net cash are anticipated to be made on a quarterly basis, as appropriate. Additional capital contributions in proportion to the members’ respective capital interests in the Joint Venture may be required.
The following table summarizes the operating information of the Joint Venture. We did not hold any investments in unconsolidated joint ventures during the three and six months ended June 30, 2018 (dollars in thousands):

	Three Months Ended	Six Months Ended
	June 30, 2019	June 30, 2019
Income from unconsolidated joint venture	$13	$18
Distributions from unconsolidated joint venture	60	200

6. INTANGIBLE ASSETS AND LIABILITIES
Intangible Assets and Liabilities—Intangible assets and liabilities consisted of the following amounts as of June 30, 2019, and December 31, 2018 (in thousands):

	June 30, 2019		December 31, 2018
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
In-place lease assets	$4,973	$(575)	$2,246	$(195)
Above-market lease assets	1,047	(80)	229	(18)
Below-market lease liabilities	(1,058)	93	(713)	34
Summarized below is the amortization recorded on the intangible assets and liabilities (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
In-place lease assets	$176	$162	$380	$309
Above-market lease assets	27	36	60	70
Below-market lease liabilities	(29)	(33)	(59)	(65)
Estimated future amortization of the respective acquired intangible lease assets and liabilities as of June 30, 2019, for each of the next five years is as follows (in thousands):

Year	In-Place Leases	Above-Market Leases	Below-Market Leases
Remaining 2019	$352	$58	$(58)
2020	704	117	(116)
2021	704	117	(116)
2022	601	117	(116)
2023	361	117	(93)

7. DEBT OBLIGATION
As of June 30, 2019, we had a $35 million unsecured revolving credit facility, with an interest rate spread of 1.8% plus LIBOR based on our leverage ratio. The revolving credit facility requires interest-only payments until it matures in March 2021 and has two six-month extension options. In June 2019, we reduced the capacity of our revolving credit facility from $125 million to $35 million. This change was classified as a debt modification and, as such, resulted in a write-off of deferred financing expenses of approximately $0.4 million.
The interest rate on our revolving credit facility approximated the market interest rate, and as such, the fair value and recorded value of our debt was $20.5 million as of June 30, 2019.
The following is a summary of the outstanding principal balance of our debt obligation, borrowing availability, and corresponding interest rate as of June 30, 2019 and December 31, 2018 (dollars in thousands):

	June 30, 2019	December 31, 2018
Outstanding principal balance	$20,500	$—
Borrowing availability(1)	14,500	15,764
Interest rate	4.5%	4.6%

(1)	Availability is subject to certain covenant-based restrictions. This represents the amount available for borrowing as of the relevant period end dates.
Gross borrowings under our revolving credit facility were $22 million and $26 million, and gross payments on our revolving credit facility were $1.5 million and $28 million during the six months ended June 30, 2019 and 2018, respectively.

8. COMMITMENTS AND CONTINGENCIES
Litigation—We may become involved in various claims and litigation matters arising in the ordinary course of business, some of which may involve claims for damages. Many of these matters are covered by insurance, although they may nevertheless be subject to deductibles or retentions. There are no material legal proceedings pending or known to be contemplated against us.
Environmental Matters—In connection with the ownership and operation of real estate, we may potentially be liable for costs and damages related to environmental matters. In addition, we may own or acquire certain properties that are subject to environmental remediation. Generally, the seller of the property, the tenant of the property, and/or another third party is responsible for environmental remediation costs related to a property. Additionally, in connection with the purchase of certain properties, the respective sellers and/or tenants may agree to indemnify us against future remediation costs. We also carry environmental liability insurance on our properties that provides limited coverage for any remediation liability and/or pollution liability for third-party bodily injury and/or property damage claims for which we may be liable. We are not aware of any environmental matters which we believe are reasonably likely to have a material effect on our consolidated financial statements.

9. EQUITY
General—The holders of all classes of common stock are entitled to one vote per share on all matters voted on by stockholders, including election of the Board of Directors. Our charter does not provide for cumulative voting in the election of directors. Our charter permits our Board of Directors to create classes of common stock and to establish the rights of each class of common stock. The differences among the classes of common stock relate to upfront selling commissions, dealer manager fees, and ongoing stockholder servicing fees (see Note 10 for more detail).
Distributions and Stock Dividends—We have adopted a DRIP that allows stockholders to reinvest cash distributions in additional shares of our common stock at a price equal to $9.80 per share. Prior to the commencement of the Public Offering in May 2018, the DRIP price was $9.50 per share. Cash distributions are paid to stockholders of record based on the number of daily shares owned by each stockholder during the period covered by the declaration. Such distributions are issued on the first business day after the end of each month. In connection with the suspension of the Public Offering as discussed in Note 1, the DRIP was suspended effective June 14, 2019.
Share Repurchase Program—Our share repurchase plan may provide a limited opportunity for stockholders to have shares of common stock repurchased, subject to certain restrictions and limitations, at a price equal to or at a discount from the purchase price paid for the shares being repurchased. The cash available for repurchases on any particular date will generally be limited to the proceeds from the DRIP during the preceding four fiscal quarters, less amounts already used for repurchases since the beginning of that period. In connection with the suspension of the Public Offering as discussed in Note 1, the SRP was suspended effective June 14, 2019.

Common Stock Activity—The following table summarizes the changes in our outstanding shares of common stock for the three and six months ended June 30, 2019 and 2018 (in thousands):

	Three Months Ended June 30, 2019 and 2018
	Common Stock
	Class A	Class T	Class I	Total
Balance at April 1, 2018	6,315	—	—	6,315
Common stock issued	—	—	—	—
DRIP	43	—	—	43
Balance at June 30, 2018	6,358	—	—	6,358

Balance at April 1, 2019	6,276	175	73	6,524
Common stock issued	—	143	40	183
DRIP	35	1	1	37
Shares repurchased	(5)	—	—	(5)
Balance at June 30, 2019	6,306	319	114	6,739

	Six Months Ended June 30, 2019 and 2018
	Common Stock
	Class A	Class T	Class I	Total
Balance at January 1, 2018	4,502	—	—	4,502
Common stock issued	1,566	—	—	1,566
DRIP	75	—	—	75
Stock dividends	215	—	—	215
Balance at June 30, 2018	6,358	—	—	6,358

Balance at January 1, 2019	6,425	98	29	6,552
Common stock issued	—	219	84	303
DRIP	72	2	1	75
Shares repurchased	(191)	—	—	(191)
Balance at June 30, 2019	6,306	319	114	6,739

10. RELATED PARTY TRANSACTIONS
Economic Dependency—We are dependent on the Advisor, the Manager, and their respective affiliates for certain services that are essential to us, including asset acquisition and disposition decisions, asset management, operating and leasing of our properties, and other general and administrative responsibilities. PECO owns a partial interest in the Advisor and controls our Manager. In the event that the Advisor, the Manager, and/or their respective affiliates are unable to provide such services, we would be required to find alternative service providers, which could result in higher costs and expenses.
Advisor—The Advisor is responsible for the management of our day-to-day activities and the implementation of our investment strategy.
Acquisition Fee—We pay the Advisor an acquisition fee related to services provided in connection with the selection and purchase or origination of real estate and real estate-related investments. The acquisition fee is equal to 2% of the contract purchase price of each property we acquire or originate, including any debt attributable to such investments.
Organization and Offering Costs, Contingent Advisor Payment, and Holdback—Under the terms of the Advisory Agreement, we are required to reimburse the Advisor for cumulative organization and offering costs and future organization and offering costs it may incur on our behalf. In connection with the Public Offering, the Advisor will pay organization and offering costs up to 1% of gross offering proceeds from the Primary Offering, which the Advisor intends to recoup through the receipt of a contingent advisor payment. We will reimburse the Advisor for any amounts in excess of 1% up to a maximum of 3.5% of gross offering proceeds from the Primary Offering. All organization and offering costs incurred in connection with the private placement and public offering had been billed to us, to the extent allowed, by the Advisor as of June 30, 2019.
We will reimburse the Advisor through an additional contingent advisor payment of 2.15% of the contract purchase price of each property or other real estate investments we acquire during the Public Offering. The reimbursement of organization and offering costs, dealer manager fees, and the contingent advisor payment are subject to the contingent advisor payment holdback. As a result of the holdback, the initial $4.5 million reimbursable to the Advisor for these amounts related to the Public Offering shall be retained by us until the termination of the Public Offering, at which time such amount shall be paid to the Advisor or its affiliates. As of June 30, 2019, the contingent advisor payment holdback had not been reached; therefore, no reimbursement had been made to the Advisor.
Asset Management Fee—We pay the Advisor a monthly asset management fee in connection with the ongoing management and monitoring of the performance of our investments. The asset management fee is paid monthly in an amount of one-twelfth of 1% of the cost of our assets, as defined under the Advisory Agreement. The Advisor may elect to receive the asset management fee in cash, units of the Operating Partnership (“OP units”), common stock, or any combination thereof. All asset management fees paid during the six months ended June 30, 2019 and 2018, were paid in cash.
Disposition Fee—We will pay the Advisor or its affiliates for substantial assistance in connection with the sale of properties or other investments a disposition fee in an amount equal to 2% of the contract sales price of each property or other investment sold. For the six months ended June 30, 2019 and 2018, we incurred no disposition fees as we did not sell any properties.
Acquisition Expenses—We reimburse the Advisor for direct expenses incurred, including certain personnel costs, related to sourcing, selecting, evaluating, and acquiring assets on our behalf.
General and Administrative Expenses—As of June 30, 2019 and December 31, 2018, we owed the Advisor $10,000 and $9,000, respectively, for general and administrative expenses paid on our behalf.
Summarized below are the fees earned by and the expenses reimbursable to the Advisor, except for unpaid general and administrative expenses, which we disclosed above, and any related amounts unpaid as of June 30, 2019 and December 31, 2018 (in thousands):

	Three Months Ended		Six Months Ended		Unpaid Amount as of
	June 30,		June 30,		June 30,	December 31,
	2019	2018	2019	2018	2019	2018
Acquisition fees(1)	$—	$—	$617	$256	$—	$—
Acquisition expenses(1)	—	45	62	72	—	—
Asset management fees(2)	150	135	292	257	101	24
Organization and offering costs(3)	(2,275)	—	(2,056)	—	2,458	4,501
Total	$(2,125)	$180	$(1,085)	$585	$2,559	$4,525

(1)
The majority of acquisition fees and expenses are capitalized and allocated to the related investment in real estate assets on the consolidated balance sheets based on the acquisition-date fair values of the respective assets and liabilities acquired.

(2)	Asset management fees are presented as General and Administrative on the consolidated statements of operations.

(3)
In connection with the suspension of the Public Offering, we reduced our organization and offering costs liability for the Public Offering to the amount owed under the Advisory Agreement. This amount is limited to 3.5% of gross offering proceeds from the Primary Offering, with the organization and offering costs incurred up to the first 1.0% of gross proceeds subject to reimbursement through the contingent advisor payment as discussed previously.

Our organization and offering costs liability for private placement was $2.3 million as of June 30, 2019 and December 31, 2018. In connection with the suspension of the Public Offering, effective June 14, 2019, the organization and offering costs liability for the Public Offering was reduced to $0.2 million, which is the amount owed under the Advisory Agreement. This resulted in a reduction to Accounts Payable — Affiliates and an increase to Additional Paid-in Capital on our consolidated balance sheets. Our organization and offering costs liability for the Public Offering was $2.2 million as of December 31, 2018.
Manager—Our real property is managed and leased by the Manager. The Manager hires, directs and establishes policies for employees who have direct responsibility for the operations of each real property it manages, which may include, but is not limited to, on-site managers and building and maintenance personnel. Certain employees of the Manager may be employed on a part-time basis and may also be employed by us or certain of our affiliates. The Manager also directs the purchase of equipment and supplies, supervises all maintenance activity, and manages real property acquisitions by PECO affiliates and other third parties.
Property Management Fee—We pay to the Manager a monthly property management fee equal to 4% of the gross receipts of each property managed by the Manager.
Leasing Commissions—In addition to the property management fee, if the Manager provides leasing services with respect to a property, we will pay the Manager leasing fees in an amount equal to the leasing fees charged by unaffiliated persons rendering comparable services in the same geographic location of the applicable property.
Construction Management and Development Fees—If we engage the Manager to provide construction management or development services with respect to a particular property, we will pay a construction management fee or a development fee in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the property.
Expenses and Reimbursements—We reimburse the costs and expenses incurred by the Manager on our behalf, including employee compensation, legal, travel and other out-of-pocket expenses that are directly related to the management of specific properties, as well as fees and expenses of third-party accountants.
Summarized below are the fees earned by and the expenses reimbursable to the Manager, and any related amounts unpaid as of June 30, 2019 and December 31, 2018 (in thousands):

	Three Months Ended		Six Months Ended		Unpaid Amount as of
	June 30,		June 30,		June 30,	December 31,
	2019	2018	2019	2018	2019	2018
Property management fees(1)	$65	$70	$108	$116	$21	$9
Leasing commissions(2)	89	25	106	53	—	21
Construction management fees(2)	22	53	23	56	6	28
Other fees and reimbursements(3)	105	56	230	105	72	77
Total	$281	$204	$467	$330	$99	$135

(1)	The property management fees are included in Property Operating on the consolidated statements of operations.

(2)
Leasing commissions paid for leases with terms less than one year are expensed and included in Depreciation and Amortization on the consolidated statements of operations. Leasing commissions paid for leases with terms greater than one year and construction management fees are capitalized and amortized over the life of the related leases or assets.

(3)	Other fees and reimbursements are included in Property Operating and General and Administrative on the consolidated statements of operations based on the nature of the expense.
Dealer Manager—The Dealer Manager is a Delaware limited liability company and has been a member firm of the Financial Industry Regulatory Authority, Inc. since 1995. The Dealer Manager is under common ownership with our Griffin sponsor and will provide certain sales, promotional, and marketing services in connection with the distribution of the shares of common stock offered under our offering. The following table summarizes the reimbursement rates of dealer manager fees, selling commissions, and stockholder servicing fees for Class T and Class I shares of common stock for the Primary Offering, as well as the Class A shares sold during the private offering:

	T Shares	I Shares	A Shares
Dealer manager fees	The fee will be up to 3% of gross offering proceeds from the Primary Offering, of which 1% of gross offering proceeds will be funded by us, with the remaining amounts funded by the Advisor.	The fee will be up to 1.5% of gross offering proceeds from the Primary Offering, all of which will be funded by the Advisor.	3% of gross offering proceeds
Selling commissions	Up to 3% of gross offering proceeds	N/A	7% of gross offering proceeds
Stockholder servicing fees	The fee will accrue daily at an annual rate of 1% of the most recent purchase price per share of Class T sold in the Primary Offering, up to a maximum of 4% in the aggregate.	N/A	N/A
The following table summarizes the dealer manager fees, selling commissions, and stockholder servicing fees for shares of common stock, and any related amounts unpaid as of June 30, 2019 and December 31, 2018 (in thousands):

	Three Months Ended		Six Months Ended		Unpaid Amount as of
	June 30,		June 30,		June 30,	December 31,
	2019	2018	2019	2018	2019	2018
Dealer manager fees	$51	$—	$78	$1,682	$76	$21
Selling commissions	44	—	68	(214)	—	—
Stockholder servicing fees(1)	61	—	92	—	128	40
Total	$156	$—	$238	$1,468	$204	$61

(1)
Stockholder servicing fees are included in Offering Costs on the consolidated statements of equity and included in Accounts Payable-Affiliates on the consolidated balance sheets. We will accrue the full cost of the stockholder servicing fee as an offering cost at the time each Class T share is sold during the Public Offering.

Share Purchases by Advisor—Our Advisor has made an initial investment in us through the purchase of 22,222 shares of our Class A common stock. The Advisor may not sell any of these shares while serving as the Advisor. As of June 30, 2019, our Advisor and PECO owned 27,728 and 69,085 shares of our Class A common stock, respectively.

Joint Venture Payable—As of December 31, 2018, we had a payable to the Joint Venture of approximately $0.1 million. The balance was paid in the first quarter of 2019.

11. SUBSEQUENT EVENTS
Distributions—Cash distributions equal to a daily amount of $0.00164384 per share of common stock outstanding were paid subsequent to June 30, 2019, to the stockholders of record from June 1, 2019 through July 31, 2019, as follows:

Distribution Period	Date Distribution Paid	Gross Amount of Distribution Paid	Distribution Reinvested through the DRIP	Net Cash Distribution
June 1, 2019 through June 30, 2019	7/1/2019	$332	$—	$332
July 1, 2019 through July 31, 2019	8/1/2019	343	—	343
The distributions for August 2019 were previously authorized by our Board and are expected to be paid on September 3, 2019.

ANNEX A

AGREEMENT AND PLAN OF MERGER
by and among

PHILLIPS EDISON & COMPANY, INC.,

PHILLIPS EDISON GROCERY CENTER
OPERATING PARTNERSHIP I, L.P.,

REIT MERGER SUB, LLC,

and

PHILLIPS EDISON GROCERY CENTER REIT III, INC.,

dated as of

September 3, 2019

TABLE OF CONTENTS
Page

ARTICLE I	THE MERGER A-2

Section 1.1	The Merger A-2

Section 1.2	Closing A-2

Section 1.3	Effective Time A-2

Section 1.4	Governing Documents A-2

Section 1.5	Officers A-2

Section 1.6	Tax Consequences A-2

ARTICLE II	TREATMENT OF SECURITIES A-3

Section 2.1	Treatment of Capital Stock A-3

Section 2.2	Payment for Securities A-4

Section 2.3	Dissenters’ Rights A-5

Section 2.4	Withholding A-5

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF THE COMPANY A-5

Section 3.1	Organization, Standing and Power; Books and Records A-5

Section 3.2	Equity Securities of the Acquired Companies A-6

Section 3.3	Authority; Execution and Delivery; Enforceability A-6

Section 3.4	Company Approvals A-6

Section 3.5	No Conflicts; Consents A-7

Section 3.6	Absence of Changes or Events A-7

Section 3.7	SEC Documents and Financial Statements A-7

Section 3.8	Proceedings A-8

Section 3.9	Brokers A-8

Section 3.10	Takeover Statutes A-8

Section 3.11	Dissenters’ Rights A-8

Section 3.12	Vote Required A-8

Section 3.13	Information in the Form S-4 and Proxy Statement A-8

Section 3.14	Taxes A-9

Section 3.15	No Additional Representations or Warranties A-9

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF PECO AND PECO OP A-9

Section 4.1	Organization, Standing and Power; Books and Records A-9

Section 4.2	Equity Securities of the PECO Entities A-10

Section 4.3	Authority; Execution and Delivery; Enforceability A-10

Section 4.4	PECO Approvals A-10

Section 4.5	No Conflicts; Consents A-11

Section 4.6	Absence of Changes or Events A-11

Section 4.7	SEC Documents and Financial Statements A-11

Section 4.8	Title to Assets/Sufficiency A-12

Section 4.9	Real Property A-12

Section 4.10	Indebtedness A-13

Section 4.11	Intellectual Property A-13

Section 4.12	Contracts A-13

Section 4.13	Permits A-14

Section 4.14	Insurance A-14

Section 4.15	Taxes A-14

Section 4.16	Proceedings A-15

Section 4.17	Compliance with Laws; Environmental Matters A-16

A-i

Section 4.18	Benefit Plans A-16

Section 4.19	Employee and Labor Matters A-17

Section 4.20	Brokers A-17

Section 4.21	Information in the Form S-4 and Proxy Statement A-17

Section 4.22	Ownership of Company Common Stock A-17

Section 4.23	Vote Required A-18

Section 4.24	Related Party Agreements A-18

Section 4.25	No Additional Representations or Warranties A-18

ARTICLE V	CONDUCT OF BUSINESS PENDING THE MERGER A-18

Section 5.1	Conduct of Business by the Company Pending the Closing A-18

Section 5.2	Conduct of Business by PECO Pending the Closing A-19

Section 5.3	No Solicitation by the Company; Company Change in Recommendation A-20

Section 5.4	Form S-4; Proxy Statement. A-22

ARTICLE VI	ADDITIONAL AGREEMENTS A-23

Section 6.1	Access; Confidentiality; Notice of Certain Events A-23

Section 6.2	Consents, Approvals and Debt Payoff A-24

Section 6.3	Publicity A-25

Section 6.4	Directors’ and Officers’ Liability A-25

Section 6.5	Security Holder Litigation A-26

Section 6.6	Director Resignations A-26

Section 6.7	Tax Matters A-26

Section 6.8	Dividends A-27

Section 6.9	Certain Transactions A-27

Section 6.10	Termination of Offering A-27

Section 6.11	Other Transactions. A-27

Section 6.12	Further Assurances A-28

ARTICLE VII	CONDITIONS TO CONSUMMATION OF THE MERGER A-28

Section 7.1	Conditions to Each Party’s Obligations to Effect the Merger A-28

Section 7.2	Conditions to Obligations of the PECO Parties A-29

Section 7.3	Conditions to Obligations of the Company A-29

ARTICLE VIII	TERMINATION A-30

Section 8.1	Termination A-30

Section 8.2	Effect of Termination A-30

ARTICLE IX	MISCELLANEOUS A-32

Section 9.1	Amendment and Modification; Waiver A-32

Section 9.2	Non-Survival of Representations and Warranties A-33

Section 9.3	Expenses A-33

Section 9.4	Notices A-33

Section 9.5	Certain Definitions A-34

Section 9.6	Terms Defined Elsewhere A-40

Section 9.7	Interpretation A-42

Section 9.8	Counterparts A-43

Section 9.9	Entire Agreement; Third-Party Beneficiaries A-43

Section 9.10	Severability A-43

Section 9.11	Governing Law; Jurisdiction A-43

Section 9.12	Waiver of Jury Trial A-44

Section 9.13	Assignment A-44

Section 9.14	Enforcement; Remedies A-44

A-ii

Exhibit A	Articles of Amendment

Exhibit B	Form of REIT Opinion of Goodwin Procter LLP

Exhibit C	Knowledge Persons of the Company

Exhibit D	Knowledge Persons of PECO

A-iii

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated September 3, 2019, is by and among (i) Phillips Edison & Company, Inc., a Maryland corporation (“PECO”), (ii) Phillips Edison Grocery Center Operating Partnership I, L.P., a Delaware limited partnership and subsidiary of PECO (“PECO OP”), (iii) REIT Merger Sub, LLC, a Maryland limited liability company and wholly-owned subsidiary of PECO OP (“Merger Sub” and collectively with PECO and PECO OP, the “PECO Parties”), and (iv) Phillips Edison Grocery Center REIT III, Inc., a Maryland corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Section 9.5 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. The PECO Parties and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”.
RECITALS
WHEREAS, the Parties wish to effect a business combination through a merger of the Company with and into Merger Sub, with Merger Sub being the surviving entity in such merger (the “Merger”), in which (a) each share of Class A Common Stock, or fraction thereof, par value $0.01 per share, of the Company (the “Company Class A Shares”) issued and outstanding immediately prior to the Merger Effective Time will be converted into the right to receive the Class A Merger Consideration, (b) each share of Class T Common Stock, or fraction thereof, par value $0.01 per share, of the Company (the “Company Class T Shares”) issued and outstanding immediately prior to the Merger Effective Time will be converted into the right to receive the Class T Merger Consideration, and (c) each share of Class I Common Stock, or fraction thereof, par value $0.01 per share, of the Company (the “Company Class I Shares” and collectively with the Company Class A Shares and Company Class T Shares, the “Company Common Stock” or “Company Shares”) issued and outstanding immediately prior to the Merger Effective Time will be converted into the right to receive the Class I Merger Consideration, in each case upon the terms and conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Maryland Limited Liability Company Act (the “MLLCA”);
WHEREAS, the Company Special Committee has (a) determined that the Merger, the amendment to the charter of the Company (such amendment the “Company Charter Amendment”) to be effected by the Articles of Amendment in the form attached hereto as Exhibit A (the “Articles of Amendment”), and the other transactions contemplated by this Agreement (collectively, the “Transactions”) are advisable and in the best interests of the Company and its stockholders, and (b) recommended that the board of directors of the Company (the “Company Board of Directors”) (i) declare the Merger and the Company Charter Amendment advisable and approve, on behalf of the Company, this Agreement, the Merger, the Company Charter Amendment and the other Transactions, (ii) submit the Merger, the Company Charter Amendment and the other Transactions for consideration at a meeting of the Company’s stockholders and (iii) subject to Section 5.3(d), recommend that the Company’s stockholders vote in favor of the approval of the Merger, the Company Charter Amendment and the other Transactions and to include such recommendation in the Proxy Statement;
WHEREAS, the Company Board of Directors, based on the recommendation of the Company Special Committee, has (a) approved this Agreement, the Merger, the Company Charter Amendment and the other Transactions and determined that the Merger, the Company Charter Amendment and the other Transactions are advisable and in the best interests of the Company and its stockholders, (b) directed that the Merger, the Company Charter Amendment and the other Transactions be submitted for consideration at a meeting of the Company’s stockholders, and (c) subject to Section 5.3(d), resolved to recommend that the Company’s stockholders vote in favor of the approval of the Merger, the Company Charter Amendment and the other Transactions (the “Company Board Recommendation”) and to include such recommendation in the Proxy Statement;
WHEREAS, the board of directors of PECO (the “PECO Board of Directors”), on behalf of PECO and in PECO’s capacity as the sole member of the sole general partner of PECO OP, has approved this Agreement, the Merger and the other Transactions upon and subject to the terms and conditions set forth herein;
WHEREAS, PECO OP, in its capacity as the sole member of Merger Sub, has approved this Agreement, the Merger and the other Transactions upon and subject to the terms and conditions set forth herein;
WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger;
WHEREAS, prior to the Merger Effective Time, PECO shall cause to be contributed to PECO OP the shares of PECO Common Stock to be delivered by PECO OP as the Stock Merger Consideration pursuant to the Merger; and

WHEREAS, immediately before the effective time of the Merger (but contingent upon the consummation of the Merger) the Advisory Agreement between the Company and PECO-Griffin REIT Advisor LLC, a Delaware limited liability company (the “Advisor”), will be terminated.
NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:
AGREEMENT
ARTICLE I
THE MERGER

Section 1.1The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MGCL and the MLLCA, at the Merger Effective Time, the Company shall be merged with and into Merger Sub, whereupon the separate existence of the Company will cease, with Merger Sub surviving the Merger (Merger Sub, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”), such that, following and as a result of the Merger, the Surviving Entity will be a wholly-owned Subsidiary of PECO OP. The Merger shall have the effects provided in this Agreement, the Articles of Merger and as specified in Section 3-114 of the MGCL and Section 4A-709 of the MLLCA. Without limiting the generality of the foregoing, and subject thereto, from and after the Merger Effective Time, the Surviving Entity shall possess all properties, rights privileges, powers and franchises of the Company, and all of the claims, obligations, liabilities, debts, and duties of the Company shall become the claims, obligations, liabilities, debts and duties of the Surviving Entity.

Section 1.2Closing. The closing of the Merger (the “Closing”) will take place (a) at 10:00 a.m. Eastern Time on the first (1st) Business Day after the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or (b) at such other date or place as is agreed to in writing by the Company and the PECO Parties. The date on which the Closing actually takes place is referred to as the “Closing Date.”

Section 1.3Effective Time. On the Closing Date, the Company shall cause the Articles of Amendment giving effect to the Company Charter Amendment to be duly executed, filed with and accepted for record by the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with this Agreement and the MGCL. Immediately after the acceptance for record of the Articles of Amendment, the Company and Merger Sub shall (a) cause articles of merger with respect to the Merger (the “Articles of Merger”) to be duly executed, filed with and accepted for record by the SDAT in accordance with this Agreement, the MGCL and the MLLCA, and (b) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the MGCL and the MLLCA in connection with the Merger. The Merger shall become effective at such time as the Articles of Merger are accepted for record by the SDAT or on such other date and time (not to exceed five (5) Business Days after the date the Articles of Merger are accepted for record by the SDAT) as shall be agreed to by the Company and Merger Sub and specified in the Articles of Merger (such date and time being hereinafter referred to as the “Merger Effective Time”). It is understood and agreed that the Parties shall cause the Merger Effective Time to occur immediately after the effective time of the Company Charter Amendment.

Section 1.4Governing Documents. At the Merger Effective Time, the articles of organization of Merger Sub, as in effect immediately prior to the Merger Effective Time, shall be and become the articles of organization of the Surviving Entity and the operating agreement of Merger Sub, as in effect immediately prior to the Merger Effective Time, shall be and become the operating agreement of the Surviving Entity, until thereafter amended, subject to Section 6.4, in accordance with applicable Law and the applicable provisions of such limited liability company agreement.

Section 1.5Officers. The officers of Merger Sub immediately prior to the Merger Effective Time shall remain the officers of the Surviving Entity as of the Merger Effective Time.

Section 1.6Tax Consequences. It is intended that, for U.S. federal income tax purposes (and, where applicable, state and local income tax purposes), the Merger will be treated as a taxable sale by the Company of all of the Company's assets to PECO OP in exchange for the Merger Consideration, the Debt Payoff Proceeds and the assumption of all of the Company's liabilities, immediately followed by a distribution of the Merger Consideration by the Company to the holders of equity interests in the Company in complete liquidation of the Company pursuant to Section 331 and Section 562 of the Code, and that this Agreement shall constitute, and is hereby adopted as a “plan of liquidation” of the Company for U.S. federal income tax purposes.

Each of the Parties hereto hereby consents to the characterization set forth in the immediately preceding sentence. All Tax Returns shall be prepared in a manner consistent with this Section 1.6 and no Party shall take a position inconsistent with such treatment.

ARTICLE II

TREATMENT OF SECURITIES

Section 2.1Treatment of Capital Stock.

(a)At the Merger Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of the Company or of Merger Sub:

(i)Treatment of Company Class A Shares. Subject to Section 2.1(b)(i) below, each Company Class A Share, or fraction thereof, issued and outstanding as of immediately prior to the Merger Effective Time shall be converted into the right to receive (A) 0.6693 (the “Class A Exchange Ratio”) (or with respect to any fractional Company Class A Share, that fraction of PECO Common Stock consistent with the Class A Exchange Ratio) validly issued, fully paid and nonassessable shares of PECO Common Stock (the “Class A Stock Merger Consideration”), plus (B) an amount in cash equal to $0.0939 without interest (the “Class A Cash Merger Consideration” and together with the Class A Stock Merger Consideration, the “Class A Merger Consideration”). The Class A Merger Consideration payable to each holder of Company Class A Shares will be aggregated and each such holder shall be entitled to receive such aggregate number of shares of PECO Common Stock, including any fraction thereof (consistent with the Class A Exchange Ratio), and aggregate cash at Closing based on the total number of Company Class A Shares, including any fraction thereof, it holds. From and after the Merger Effective Time, all such Company Class A Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a Company Class A Share shall cease to have any rights with respect thereto, except for the right to receive the Class A Merger Consideration therefor in accordance with Section 2.2.

(ii)Treatment of Company Class T Shares. Subject to Section 2.1(b)(i) below, each Company Class T Share, or fraction thereof, issued and outstanding as of immediately prior to the Merger Effective Time shall be converted into the right to receive (A) 0.7749 (the “Class T Exchange Ratio”) (or with respect to any fractional Company Class T Share, that fraction of PECO Common Stock consistent with the Class T Exchange Ratio) validly issued, fully paid and nonassessable shares of PECO Common Stock (the “Class T Stock Merger Consideration”), plus (B) an amount in cash equal to $0.0989 without interest (the “Class T Cash Merger Consideration” and together with the Class T Stock Merger Consideration, the “Class T Merger Consideration”). The Class T Merger Consideration payable to each holder of Company Class T Shares will be aggregated and each such holder shall be entitled to receive such aggregate number of shares of PECO Common Stock, including any fraction thereof (consistent with the Class T Exchange Ratio), and aggregate cash at Closing based on the total number of Company Class T Shares, including any fraction thereof, it holds. From and after the Merger Effective Time, all such Company Class T Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a Company Class T Share shall cease to have any rights with respect thereto, except for the right to receive the Class T Merger Consideration therefor in accordance with Section 2.2.

(iii)Treatment of Company Class I Shares. Subject to Section 2.1(b)(i) below, each Company Class I Share, or fraction thereof, issued and outstanding as of immediately prior to the Merger Effective Time shall be converted into the right to receive (A) 0.7436 (the “Class I Exchange Ratio” and collectively with the Class A Exchange Ratio and the Class T Exchange Ratio, the “Exchange Ratios”) (or with respect to any fractional Company Class I Share, that fraction of PECO Common Stock consistent with the Class I Exchange Ratio) validly issued, fully paid and nonassessable shares of PECO Common Stock (the “Class I Stock Merger Consideration” and collectively with Class A Stock Merger Consideration and Class T Stock Merger Consideration, the “Stock Merger Consideration”), plus (B) an amount in cash equal to $0.0941 without interest (the “Class I Cash Merger Consideration” and collectively with the Class A Cash Merger Consideration and Class T Cash Merger Consideration, the “Cash Merger Consideration”; the Class I Cash Merger Consideration together with the Class I Stock Merger Consideration, the “Class I Merger Consideration” and collectively with the Class A Merger Consideration and Class T Merger Consideration, the “Merger Consideration”). The Class I Merger Consideration payable to each holder of Company Class I Shares will be aggregated and each such holder shall be entitled to receive such aggregate number of shares of PECO Common Stock, including any fraction thereof (consistent with the Class I Exchange Ratio), and aggregate cash at Closing based on the total number of Company Class I Shares, including any fraction thereof, it holds. From and after the Merger Effective Time, all such Company Class I Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a Company Class I Share shall cease to have any rights with respect thereto, except for the right to receive the Class I Merger Consideration therefor in accordance with Section 2.2.

(iv)Treatment of Merger Sub Capital Stock. Each membership interest in Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall survive the Merger and remain the only outstanding membership interests in Merger Sub, and PECO OP shall remain the sole member of Merger Sub.

(v)Cancellation of Company Shares. Each Company Share owned by the Company or any Company Subsidiary and each Company Share owned by PECO, PECO OP or any of their respective Subsidiaries, in each case as of immediately prior to the Merger Effective Time, shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(vi)PECO Share Repurchase Program. Following the Closing, for the purposes of determining whether any holder of shares of PECO Common Stock is a “Qualifying Stockholder” under the PECO Share Repurchase Program, each holder of Company Shares that receives shares of PECO Company Stock pursuant to this Section 2.1(a) shall receive full credit for the time such holder held such Company Shares prior to the consummation of the Merger.

(b)Optional Stock Election.

(i)Each holder of Company Shares shall, at its discretion, have the right to elect (an “Election”) to receive additional shares of PECO Common Stock (including any fraction thereof) in lieu of the Cash Merger Consideration that would otherwise be payable to such stockholder pursuant to the terms of Section 2.1(a) hereof. An Election may only be made by a stockholder for all of the Cash Merger Consideration due to such stockholder under Section 2.1(a) but not in part. The number of additional shares of PECO Common Stock (including any fraction thereof) to be received by any such electing stockholder shall be determined by dividing (A) the total amount of Cash Merger Consideration due to such stockholder pursuant to the terms of Section 2.1(a) hereof by (B) 11.10. Any additional shares of PECO Common Stock (including any fraction thereof) deliverable hereunder to a Company stockholder who has duly made an Election as provided in this Section 2.1(b) shall be deemed to be, as applicable, “Class A Stock Merger Consideration,” “Class T Stock Merger Consideration” and “Class I Stock Merger Consideration” for all purposes of this Agreement.

(ii)The Company and the PECO Parties shall prepare, for use by stockholders of the Company, a form of election (the “Election Form”) pursuant to which the Company’s stockholders may make Elections. The Election Form shall be mailed to stockholders of record of the Company as of the record date for the Company Stockholder Meeting and shall accompany the Proxy Statement.

(iii)An Election shall have been properly made only if the Company’s Transfer Agent shall have received an Election Form properly completed and signed (and not revoked) by 5:00 p.m., Eastern Standard Time, on the second (2nd) Business Day preceding the date of the Company Stockholder Meeting. All stockholders from whom or on behalf of an Election Form is not timely received as provided hereunder shall be deemed to have elected to receive the full amount of Cash Merger Consideration in cash due to such stockholder pursuant to the terms of Section 2.1(a) hereof.

(iv)The Company and the PECO Parties by mutual agreement shall have the right to make rules, not inconsistent with the terms of this Agreement, governing the validity of Election Forms and the manner and extent to which Elections are to be taken into account in making the determinations prescribed by this Section 2.1(b).

(c)Adjustment to Merger Consideration. The Merger Consideration, the Exchange Ratios and other dependent items shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock or PECO Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock or PECO Common Stock outstanding after the date hereof and prior to the Merger Effective Time, as applicable, so as to provide the holders of Company Common Stock with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Merger Consideration, the Exchange Ratios or other dependent items, as applicable.

Section 2.2Payment for Securities.

(a)Delivery of Merger Consideration.

(i)Prior to the Merger Effective Time, PECO OP shall designate DST Systems, Inc. to act as the transfer agent in connection with the Merger (the “Transfer Agent”). At or prior to the Merger Effective Time, PECO OP shall deposit with the Transfer Agent (A) an aggregate number of shares of PECO Common Stock to be issued in uncertificated book-entry form comprising the Stock Merger Consideration, and (B) cash in immediately available funds in an amount sufficient to pay the Cash Merger Consideration, in each case for the sole benefit of the holders of Company Common Stock (such shares of PECO Common Stock and cash amounts, the “Exchange Fund”). In the event that the Exchange Fund shall be insufficient to pay the aggregate Cash Merger Consideration, PECO shall, or shall cause PECO OP to, promptly deposit additional funds with the Transfer Agent in an amount which is equal to the deficiency in the amount required to make such payment. PECO shall cause the Transfer Agent to make, and the Transfer Agent shall make delivery of the Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.

(ii)As soon as practicable following the Merger Effective Time (but in no event later than two (2) Business Days thereafter), (A) PECO shall cause the Transfer Agent to record the issuance on the stock records of PECO of the amount of PECO Common Stock equal to the Stock Merger Consideration which is issuable to each holder of shares of Company Common Stock pursuant to Section 2.1, and (B) PECO OP shall cause the Transfer Agent to pay the Cash Merger Consideration to each holder of shares of Company Common Stock payable pursuant to Section 2.1.

(b)Transfer Books; No Further Ownership Rights in Company Shares. At the Merger Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company. From and after the Merger Effective Time, the holders of Company Shares outstanding immediately prior to the Merger Effective Time shall cease to have any rights with respect to such Company Shares except as otherwise provided for herein or by applicable Law.

(c)No Liability. None of PECO, PECO OP, the Surviving Entity, the Transfer Agent or any other Person shall be liable to any holder of Company Shares for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or other similar Law.

Section 2.3Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other Transactions.

Section 2.4Withholding. Any payments made pursuant to this Agreement shall be net of all applicable withholding Taxes that the Company, any Company Subsidiary, PECO, PECO OP, the Surviving Entity and the Transfer Agent, as the case may be, shall be required to deduct and withhold under applicable Law. To the extent that amounts are so deducted and withheld by the applicable payor and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the payee in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the PECO Parties as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to another date (in which case as of such other date)), as set forth in this Article III. The following representations and warranties by the Company are qualified in their entirety by reference to the disclosures (i) in the Company SEC Documents (excluding any disclosures contained or referenced therein under the captions “Risk Factors” or “Forward Looking Statements” or any other disclosures contained or referenced therein relating to information, factors or risks that are predictive, cautionary or forward-looking in nature) filed on or after January 1, 2019 and prior to the date hereof (other than matters required to be disclosed for purposes of this Article III, which matters shall only be qualified by specific disclosure in the respective corresponding section of the Company Disclosure Letter) and (ii) set forth in the disclosure letter delivered by the Company to PECO immediately prior to the execution of this Agreement (the “Company Disclosure Letter”).
Section 3.1Organization, Standing and Power; Books and Records.

(a)Each of the Company and its Subsidiaries (each, a “Company Subsidiary”, and together with the Company, collectively, the “Acquired Companies” and each an “Acquired Company”) is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized. Each Acquired Company has the requisite power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted. Each Acquired Company is duly qualified and in good standing to do business in each jurisdiction (with respect to jurisdictions which recognize such concept) in which the conduct or nature of its business, or the ownership, leasing or holding of its properties, makes such qualification necessary; except as would not reasonably be expected to have, individually or in the aggregate, an Acquired Company Material Adverse Effect.
(b)At the Closing, the transfer books and the minute books, as applicable, of the Company will be in the possession of the Company.

Section 3.2Equity Securities of the Acquired Companies.

(a)As of the close of business on August 1, 2019, the authorized capital stock of the Company consists of (i) 75,000,000 Company Class A Shares, 6,306,404.351 shares of which are issued and outstanding, (ii) 750,000,000 Company Class T Shares, 319,371.769 shares of which are issued and outstanding, (iii) 75,000,000 Company Class I Shares, 113,816.567 shares of which are issued and outstanding, and (iv) 10,000,000 shares of preferred stock of the Company, par value $0.01 per share, zero shares of which are issued and outstanding, and which collectively constitute all of the authorized, issued and outstanding securities of the Company. Subject to Section 3.2(b), all of the outstanding shares of capital stock and other securities of each Company Subsidiary are owned of record by one or more Acquired Companies, free and clear of all Liens, other than Permitted Liens. All outstanding shares of capital stock of any Acquired Company that is a corporation are duly authorized, validly issued, fully paid and nonassessable and all other outstanding equity interests or other securities of any Acquired Company are duly authorized and validly issued. None of the outstanding capital stock, other equity interests or other securities of any Acquired Company are subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the certificate of incorporation or by-laws (or comparable documents) of any Acquired Company or any Contract to which any Acquired Company is a party or otherwise bound. There is no Voting Debt of any Acquired Company. There are no Convertible Securities of any Acquired Company other than the OP Units, the GP Units and the Special Limited Partner Interest of the Company Operating Partnership (each as defined or contemplated, as applicable, in the Company Operating Partnership Agreement). Except as set forth on Schedule 3.2(a) of the Company Disclosure Letter, there are not any outstanding contractual obligations of any Acquired Company to repurchase, redeem or otherwise acquire any shares of capital stock, membership interests, partnership interests, joint venture interests or other equity interests of any other Acquired Company. All dividends or distributions on the shares of Company Common Stock and any dividends or other distributions on any securities of any Subsidiary of the Company which have been declared or authorized prior to the date of this Agreement have been paid in full (except to the extent such dividends or distributions have been publicly announced and are not yet due and payable).

(b)Schedule 3.2(b) of the Company Disclosure Letter sets forth a true and complete list of all capital stock, membership interests, partnership interests, joint venture interests and other equity interests in any Person (other than a Subsidiary thereof) owned, directly or indirectly, by any Acquired Company.

Section 3.3Authority; Execution and Delivery; Enforceability. The Company has the requisite power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is, or will be, a party and, subject to the Company Stockholder Approvals, to consummate the Transactions to which it is, or will be, a party. The execution and delivery by the Company of this Agreement and each of the Ancillary Agreements to which it is, or will be, a party and the consummation by the Company of the Transactions to which it is, or will be, a party have been duly authorized by all necessary corporate, limited liability company, partnership or other comparable actions by the Company, subject to receipt of the Company Stockholder Approvals. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting the enforcement of creditors’ rights generally or by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law). The Company at or before the Closing will have duly executed and delivered each Ancillary Agreement to which it is contemplated, pursuant to this Agreement, to be a party and each Ancillary Agreement to which it is contemplated, pursuant to this Agreement, to be a party will after the Closing constitute, assuming due and valid authorization, execution and delivery thereof by the other parties thereto, the Company’s legal, valid and binding obligation, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting the enforcement of creditors’ rights generally or by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 3.4Company Approvals. The Company Special Committee at a duly held meeting has unanimously (a) determined that the Merger and the other Transactions are advisable and in the best interests of the Company and its stockholders, and (b) recommended that the Company Board of Directors (i) declare the Merger advisable and approve, on behalf of the Company, this Agreement, the Merger, the Company Charter Amendment and the other Transactions, (ii) submit the Merger, the Company Charter Amendment and the other Transactions for consideration at the Company Stockholder Meeting and (iii) subject to Section 5.3(d), include the Company Board Recommendation in the Proxy Statement. The Company Board of Directors at a duly held meeting, based on the unanimous recommendation of the Company Special Committee, has unanimously (w) determined that the Merger and the other Transactions are advisable and in the best interests of the Company and its stockholders, (x) approved this Agreement, the Merger, the Company Charter Amendment and the other Transactions, (y) directed that the Merger, the Company Charter Amendment and the other Transactions be submitted for consideration at the Company Stockholder Meeting, and (z) subject to Section 5.3(d), resolved to include the Company Board Recommendation in the Proxy Statement, and other than the Company Stockholder Approvals, no other consent or approval by or on behalf of the Company is necessary to authorize the Company’s entry into this Agreement or the consummation of the Merger, the Company Charter Amendment, or the other Transactions.

Section 3.5No Conflicts; Consents. Except as set forth on Schedule 3.5(a) of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and each Ancillary Agreement to which the Company is, or will be, a party will not, and the consummation of the Transactions to which the Company is a party and compliance by the Company with the terms thereof will not contravene, conflict with or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to loss of a material benefit under, or to increased, additional or accelerated material rights or entitlements of any Person under, or require any Consent of any Person under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of any Acquired Company under, any provision of: (a) assuming adoption of the Company Charter Amendment, the certificate of incorporation or by-laws (or comparable documents) of any Acquired Company; (b) any material contract filed as an exhibit to the Company’s annual report on Form 10-K for the year ended on December 31, 2018; or (c) any permit, license, variance, exemption order or approval of any Governmental Entities necessary for the lawful conduct of the business of any Acquired Company, or any Judgment or Law applicable to any Acquired Company or any of their respective properties or assets; except in each of the foregoing clauses (b) and (c) as would not reasonably be expected to have, individually or in the aggregate, an Acquired Company Material Adverse Effect. No material Consent of, or Filing with, any Governmental Entity is required to be obtained or made by or with respect to any Acquired Company in connection with the execution, delivery and performance of this Agreement or any Ancillary Agreement or the consummation of the Transactions, other than (A) such reports under the Exchange Act, as may be required in connection with this Agreement, the Merger, the Company Charter Amendment and the other Transactions, (B) the filing with and the acceptance for record by the SDAT of the Articles of Amendment effecting the Company Charter Amendment, (C) the filing with and the acceptance for record by the SDAT of the Articles of Merger, (D) such Filings and Consents as may be required in connection with the Taxes described in Section 6.7(b), (E) such Filings with Governmental Entities to satisfy the applicable requirements of the Laws of states in which any Acquired Company is qualified or licensed to do business, as set forth on Schedule 3.5(b) of the Company Disclosure Letter, and (F) such other consents, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, an Acquired Company Material Adverse Effect.

Section 3.6Absence of Changes or Events. Except as contemplated in the Company SEC Documents, since December 31, 2018 to the date of this Agreement, there has not occurred any event, and no circumstance exists that constitutes, or could reasonably be expected to result in, an Acquired Company Material Adverse Effect. Except as set forth on Schedule 3.6 of the Company Disclosure Letter, since December 31, 2018 through (and including) the date of this Agreement, the business of each Acquired Company has been conducted in the Ordinary Course of Business.

Section 3.7SEC Documents and Financial Statements.

(a)The Company has filed or furnished (as applicable), on a timely basis, with the SEC all forms, reports, certifications, schedules, statements and other documents required by it to be filed or furnished (as applicable) since and including May 8, 2018 under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) (such documents and any other documents filed or furnished by the Company with the SEC, as have been amended since the time of their filing, collectively, the “Company SEC Documents”). As of their respective filing dates, the Company SEC Documents (including any financial statements contained therein) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by Company SEC Documents later filed by the Company, and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder. The Company does not have any outstanding and unresolved comments from the SEC with respect to any of the Company SEC Documents. The consolidated financial statements of the Acquired Companies included in the Company SEC Documents (the “Company Financial Statements”) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto (including Regulation S-X), were prepared from the books and records of the Company and fairly present in all material respects, in accordance with GAAP consistently applied during the periods covered thereby (except as otherwise disclosed therein), the financial condition and the results of operations, cash flows and changes in stockholders’ equity of the Company (on a consolidated basis) as of the respective dates of and for the periods referred to in the Company Financial Statements, subject, in the case of the unaudited statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse to the Acquired Companies) and the absence of notes (that, if presented, would not differ materially from those included in the most recent year-end Company Financial Statements).

(b)As of the date hereof, none of the Acquired Companies has any material liabilities or obligations of any nature of a type required to be reflected on a consolidated balance sheet of the Company in accordance with GAAP, except for liabilities and obligations: (i) as disclosed, reflected or reserved against in the consolidated balance sheet of the Company dated as of December 31, 2018; (ii) incurred in the Ordinary Course of Business since December 31, 2018; (iii) incurred pursuant to this Agreement in connection with the Transactions; or (iv) such other liabilities or obligations as would not, individually or in the aggregate, have an Acquired Company Material Adverse Effect.

(c)The Acquired Companies maintain internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s authorizations; and (ii) transactions are recorded as necessary to permit preparation of financial statements for external purposes in conformity with GAAP and to maintain accountability for assets.

Section 3.8Proceedings. There is no pending or, to the Knowledge of the Company, threatened Proceeding (whether brought by a third party or a Governmental Entity) against or affecting any Acquired Company or any of their respective assets or businesses, or to which any Acquired Company is a party that has had or could reasonably be expected to have, individually or in the aggregate, an Acquired Company Material Adverse Effect. No Acquired Company is a party or subject to, or in default under, any material Judgment. To the Knowledge of the Company, no officer, director or agent of any Acquired Company is subject to any Judgment that prohibits such officer, director or agent from engaging in or continuing any conduct, activity or practice relating to the Acquired Businesses.

Section 3.9Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any of the Acquired Companies.

Section 3.10Takeover Statutes. Assuming the accuracy of the representations and warranties of PECO in Section 4.22, the Company Board of Directors has taken all action necessary to render inapplicable to the Merger and the other Transactions, the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL and Subtitle 7 of Title 3 of the MGCL. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) is applicable to this Agreement, the Merger, or the other Transactions.

Section 3.11Dissenters’ Rights. As of the date hereof, no dissenters’, appraisal or similar rights are available to the holders of Company Common Stock with respect to the Merger or the other Transactions.

Section 3.12Vote Required. The Company Stockholder Approvals are the only votes of the holders of any class or series of shares of stock of the Company necessary to approve the Transactions, including the Merger.

Section 3.13Information in the Form S-4 and Proxy Statement. None of the information supplied or to be supplied in writing by or on behalf of the Company or any Company Subsidiary for inclusion or incorporation by reference in (a) the Form S‑4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company, at the time of the Company Stockholder Meeting, at the time the Form S‑4 is declared effective by the SEC or at the Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Transactions, to the extent relating to the Company or any Company Subsidiary or other information supplied by or on behalf of the Company or any Company Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Entity (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein. The representations and warranties contained in this Section 3.13 will not apply to statements or omissions included in the Form S‑4 or the Proxy Statement to the extent based upon information supplied to the Company by or on behalf of PECO, PECO OP or the Advisor.

Section 3.14Taxes.

(a)The Company: (i) for all taxable years commencing with its taxable year ended December 31, 2017 and through December 31, 2018 has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2019 in a manner consistent with the requirements for qualification and taxation as a REIT; and (iii) has not to the Knowledge of the Company, taken or omitted to take any action that would reasonably be expected to result in a challenge by the IRS or any other Governmental Entity to its status as a REIT, and to the Knowledge of the Company, no such challenge is pending or threatened.

(b)There are no Tax Sharing Arrangements or Tax indemnity arrangements (other than this Agreement and customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes) relating to the Company or any of its Subsidiaries for which any PECO Entity will have any liability thereunder on or after the Closing Date.

(c)No Subsidiary of the Company that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for United States federal income tax purposes as a partnership, disregarded entity or Qualified REIT Subsidiary, as the case may be, and not as a corporation, an association taxable as a corporation whose separate existence is respected for United States federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for United States federal income tax purposes under Section 7704(a) of the Code. Schedule 3.14 of the Company Disclosure Letter sets forth a list of each Subsidiary of the Company which has elected to be taxed as a Taxable REIT Subsidiary.

(d)Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(e)Neither the Company nor any of its Subsidiaries hold any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, and neither the Company nor any of its Subsidiaries have disposed of any such asset during its current taxable year.

Section 3.15No Additional Representations or Warranties. Except for the representations and warranties expressly set forth in this Article III or in any Ancillary Agreement, neither the Company nor any of its Affiliates or Representatives has made, or is making, any representation or warranty whatsoever to the PECO Parties or their respective Affiliates or Representatives in connection with the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PECO AND PECO OP

PECO and PECO OP represent and warrant to the Company, jointly and severally, as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to another date (in which case as of such other date)), as set forth in this Article IV. The following representations and warranties by PECO and PECO OP are qualified in their entirety by reference to the disclosures (i) in the PECO SEC Documents (excluding any disclosures contained or referenced therein under the captions “Risk Factors” or “Forward Looking Statements” or any other disclosures contained or referenced therein relating to information, factors or risks that are predictive, cautionary or forward-looking in nature) filed on or after January 1, 2019 and prior to the date hereof (other than matters required to be disclosed for purposes of this Article IV, which matters shall only be qualified by specific disclosure in the respective corresponding section of the PECO Disclosure Letter) and (ii) set forth in the disclosure letter delivered by PECO to the Company immediately prior to the execution of this Agreement (the “PECO Disclosure Letter”, and together with the Company Disclosure Letter, collectively, the “Disclosure Letters”).

Section 4.1Organization, Standing and Power; Books and Records. Each of PECO, PECO OP and their respective Subsidiaries (together with PECO OP, each, a “PECO Subsidiary”, and together with PECO, collectively, the “PECO Entities” and each a “PECO Entity”) is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized. Each PECO Entity has the requisite power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted. Each PECO Entity is duly qualified and in good standing to do business in each jurisdiction (with respect to jurisdictions which recognize such concept) in which the conduct or nature of its business, or the ownership, leasing or holding of its properties, makes such qualification necessary; except as would not reasonably be expected to have, individually or in the aggregate, a PECO Material Adverse Effect. Merger Sub has been formed solely for the purpose of engaging in the Transactions and, prior to the Merger Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein or in connection with the Transactions.

Section 4.2Equity Securities of the PECO Entities.

(a)As of the close of business on August 1, 2019, the authorized capital stock of PECO consists of (i) 1,000,000,000 shares of PECO Common Stock, 283,537,585.687 shares of which are issued and outstanding and (ii) 10,000,000 shares of preferred stock of PECO, par value $0.01 per share, zero shares of which are issued and outstanding, and which together constitute all of the authorized, issued and outstanding securities of PECO. Subject to Section 4.2(b), all of the outstanding shares of capital stock and other securities of each PECO Subsidiary are owned of record by one or more PECO Entities, free and clear of all Liens, other than Permitted Liens. All outstanding shares of capital stock of any PECO Entity that is a corporation are duly authorized, validly issued, fully paid and nonassessable and all other outstanding equity interests or other securities of any PECO Entity are duly authorized and validly issued. None of the outstanding capital stock, other equity interests or other securities of any PECO Entity are subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the charter or bylaws (or comparable documents) of any PECO Entity or any Contract to which any PECO Entity is a party or otherwise bound. All shares of PECO Common Stock to be issued in connection with the Merger, when so issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and issued in compliance with applicable securities laws. There is no Voting Debt of any PECO Entity. Except as set forth on Schedule 4.2(a) of the PECO Disclosure Letter, there are no Convertible Securities of any PECO Entity. Except as set forth on Schedule 4.2(a) of the PECO Disclosure Letter, there are no outstanding agreements to which any PECO Entity or any of their respective officers or directors is a party concerning the voting, sale, transfer or registration of any capital stock or other equity securities of any PECO Entity. Except as set forth on Schedule 4.2(a) of the PECO Disclosure Letter, there are not any outstanding contractual obligations of any PECO Entity to repurchase, redeem or otherwise acquire any shares of capital stock, membership interests, partnership interests, joint venture interests or other equity interests of any other PECO Entity. All dividends or distributions on the shares of PECO Common Stock and any dividends or other distributions on any securities of any other PECO Entity which have been declared or authorized prior to the date of this Agreement have been paid in full (except to the extent such dividends or distributions have been publicly announced and are not yet due and payable).

(b)Schedule 4.2(b) of the PECO Disclosure Letter sets forth a true and complete list of all capital stock, membership interests, partnership interests, joint venture interests and other equity interests in any Person (other than any Subsidiary thereof) owned, directly or indirectly, by any PECO Entity.

Section 4.3Authority; Execution and Delivery; Enforceability. Each of the PECO Parties has the requisite power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is, or will be, a party and to consummate the Transactions to which it is, or will be, a party. The execution and delivery by each of the PECO Parties of this Agreement and each of the Ancillary Agreements to which it is, or will be, a party and the consummation by such Person of the Transactions to which it is, or will be, a party have been duly authorized by all necessary corporate, limited liability company, partnership or other comparable actions by such Person. This Agreement has been duly executed and delivered by each of the PECO Parties and constitutes a valid and binding obligation of each of the PECO Parties, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting the enforcement of creditors’ rights generally or by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law). Each of the PECO Parties at or before the Closing will have duly executed and delivered each Ancillary Agreement to which it is contemplated, pursuant to this Agreement, to be a party and each Ancillary Agreement to which it is contemplated, pursuant to this Agreement, to be a party will after the Closing constitute, assuming due and valid authorization, execution and delivery thereof by the other parties thereto, the applicable PECO Party’s, legal, valid and binding obligation, enforceable against such PECO Party, in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting the enforcement of creditors’ rights generally or by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 4.4PECO Approvals.

(a)The PECO Board of Directors has unanimously approved this Agreement, the Merger and the other Transactions, and no other consent or approval by or on behalf of PECO is necessary to authorize PECO’s entry into this Agreement or the consummation of the Merger or the other Transactions.

(b)PECO, in its capacity as the sole member of the sole general partner of PECO OP, duly and validly authorized the execution and delivery of this Agreement by PECO OP and the consummation by PECO OP of the Merger and other Transactions, and no other consent or approval by or on behalf of PECO OP is necessary to authorize PECO OP’s entry into this Agreement or the consummation of the Merger or the other Transactions.

(c)PECO OP, in its capacity as the sole member of Merger Sub, has duly and validly authorized the execution and delivery of this Agreement by Merger Sub and the consummation by Merger Sub of the Merger and the other Transactions, and no other consent or approval by or on behalf of Merger Sub is necessary to authorize Merger Sub’s entry into this Agreement or the consummation of the Merger or the other Transactions.

Section 4.5No Conflicts; Consents. Except as set forth on Schedule 4.5 of the PECO Disclosure Letter, the execution and delivery by each of the PECO Parties of this Agreement and each Ancillary Agreement to which such PECO Party is, or will be, a party will not, and the consummation of the Transactions to which such PECO Party is a party and compliance by such PECO Party with the terms thereof will not contravene, conflict with or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to loss of a material benefit under or to increased, additional or accelerated material rights or entitlements of any Person under, or require any Consent of any Person under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of any PECO Entity under, any provision of: (a) the certificate of incorporation or by-laws (or comparable documents) of any PECO Entity; (b) any Contract or PECO Benefit Plan to which any PECO Entity is a party or by which any of their respective properties or assets are bound; or (c) any PECO Permit, Judgment or Law applicable to any PECO Entity or any of their respective properties or assets; except in each of the foregoing clauses (b) and (c) as would not reasonably be expected to have, individually or in the aggregate, a PECO Material Adverse Effect. No material Consent of, or Filing with, any Governmental Entity is required to be obtained or made by or with respect to any PECO Entity in connection with the execution, delivery and performance of this Agreement or any Ancillary Agreement or the consummation of the Transactions or the ownership by PECO or PECO OP of any Acquired Company following the Closing, other than (A) (1) the Form S-4 relating to the issuance of the Stock Merger Consideration, and (2) such reports under the Exchange Act, if any, as may be required in connection with this Agreement, the Merger and the other Transactions, (B) the filing with and the acceptance for record by the SDAT of the Articles of Merger, (C) such Filings and Consents as may be required in connection with the Taxes described in Section 6.7(b), and (D) such other consents, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a PECO Material Adverse Effect.

Section 4.6Absence of Changes or Events. Except as contemplated in the PECO SEC Documents, since December 31, 2018 to the date of this Agreement, there has not occurred any event, and no circumstance exists that constitutes, or could reasonably be expected to result in, a PECO Material Adverse Effect. Except as set forth on Schedule 4.6 of the PECO Disclosure Letter, since December 31, 2018 through (and including) the date of this Agreement, the business of each PECO Entity has been conducted in the Ordinary Course of Business.

Section 4.7SEC Documents and Financial Statements.

(a)Except as set forth on Schedule 4.7 of the PECO Disclosure Letter, PECO has filed or furnished (as applicable), on a timely basis, with the SEC all forms, reports, certifications, schedules, statements and other documents required by it to be filed or furnished (as applicable) since and including January 1, 2016 under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act) (such documents and any other documents filed or furnished by PECO with the SEC, as have been amended since the time of their filing, collectively, the “PECO SEC Documents”). As of their respective filing dates, the PECO SEC Documents (including any financial statements contained therein) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by Company SEC Documents later filed by the Company and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder. PECO does not have any outstanding and unresolved comments from the SEC with respect to any of the PECO SEC Documents. The consolidated financial statements of the PECO Entities included in the PECO SEC Documents (the “PECO Financial Statements”) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto (including Regulation S-X), were prepared from the books and records of PECO and fairly present in all material respects, in accordance with GAAP consistently applied during the periods covered thereby (except as otherwise disclosed therein), the financial condition and the results of operations, cash flows and changes in stockholders’ equity of PECO (on a consolidated basis) as of the respective dates of and for the periods referred to in the PECO Financial Statements, subject, in the case of the unaudited statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse to the PECO Entities) and the absence of notes (that, if presented, would not differ materially from those included in the most recent year-end PECO Financial Statements).

(b)As of the date hereof, none of the PECO Entities has any material liabilities or obligations of any nature of a type required to be reflected on a consolidated balance sheet of PECO in accordance with GAAP, except for liabilities and obligations: (i) as disclosed, reflected or reserved against in the balance sheet of PECO dated as of December 31, 2018; (ii)  incurred in the Ordinary Course of Business since December 31, 2018; (iii) incurred pursuant to this Agreement in connection with the Transactions; or (iv) such other liabilities or obligations as would not, individually or in the aggregate, have a PECO Material Adverse Effect.

(c)The PECO Entities maintain internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s authorizations; and (ii) transactions are recorded as necessary to permit preparation of financial statements for external purposes in conformity with GAAP and to maintain accountability for assets.

Section 4.8Title to Assets/Sufficiency. (a) Each PECO Entity has good and valid title to all the assets reflected on the balance sheet of PECO dated as of December 31, 2018 or thereafter acquired, other than assets disposed of in the Ordinary Course of Business since December 31, 2018 and not in violation hereof, in each case, free and clear of all Liens, other than Permitted Liens, and (b) the assets of each of the PECO Entities, together with any third party rights and assets licensed or leased to the PECO Entities, are sufficient for the continued conduct of the business of the PECO Entities in substantially the same manner as conducted before the date hereof, except in each of the foregoing clauses (a) and (b) as would not reasonably be expected to have, individually or in the aggregate, a PECO Material Adverse Effect.

Section 4.9Real Property.

(a)Except as disclosed in title insurance policies and reports (and the documents or surveys referenced in such policies and reports): (i) each PECO Entity owns fee simple title to each of the PECO Real Properties, free and clear of Liens, except for Permitted Liens; and (ii) except as has not had and would not, individually or in the aggregate, have a PECO Material Adverse Effect, neither PECO nor any PECO Entity has received written notice of any uncured violation of any Law (including zoning, building or similar Laws) affecting any portion of any of the PECO Real Properties issued by any Governmental Entity. There is issued and outstanding with respect to each PECO Real Property an owner’s policy of title insurance insuring the fee simple interest of the applicable PECO Entity in the PECO Real Property owned by it. No claims have been made against any such title insurance policies.

(b)Except as disclosed in property condition assessments and similar structural engineering reports relating to the PECO Real Properties, PECO has not received written notice of, nor does PECO have any Knowledge of, any latent defects or adverse physical conditions affecting any of the PECO Real Properties or the improvements thereon that have not been corrected or cured prior to the date of this Agreement, except as would not, individually or in the aggregate, have a PECO Material Adverse Effect.

(c)PECO and the PECO Entities have good title to, or a valid and enforceable leasehold interest in, all material personal property assets owned, used or held for use by them. Neither PECO’s, nor the PECO Entities’, ownership of any such personal property is subject to any material Liens, other than Permitted Liens.

(d)Except as would not, individually or in the aggregate, reasonably be expected to have a PECO Material Adverse Effect or as set forth on Schedule 4.9(d) of the PECO Disclosure Letter: (i) neither PECO nor any PECO Entity is and, to the Knowledge of PECO, no other party is in breach or violation of, or default under, any Material PECO Lease; (ii) no event has occurred that would result in a breach or violation of, or a default under, any Material PECO Lease by PECO or any PECO Entity, or, to the Knowledge of PECO, any other party thereto (in each case, with or without notice or lapse of time) and no tenant under a Material PECO Lease is in monetary default under such Material PECO Lease; (iii) no tenant under a Material PECO Lease is the beneficiary or has the right to become a beneficiary of a loan or forbearance from PECO or any PECO Entity in excess of $500,000 in the aggregate; (iv) each Material PECO Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to PECO or any PECO Entity and, to the Knowledge of PECO, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law); (v) no tenant under a Material PECO Lease is currently asserting in writing a right to cancel or terminate such Material PECO lease prior to the end of the current term; (vi) neither PECO nor any other PECO Entity has received notice of any insolvency or bankruptcy proceeding involving any tenant under a Material PECO Lease; (vii) no tenant under a Material PECO Lease is in monetary default in an amount in excess of $100,000 relating to the payment of any amounts payable under such Material PECO Lease; (viii) no tenant under a Material PECO Lease has exercised a purchase option or right of first refusal set forth in a Material PECO Lease; and (xi) neither PECO nor any PECO Entity has received a notice from any tenant under a Material PECO Lease that such tenant intends to terminate such tenant’s Material PECO Lease or that such tenant or other party intends to cease operations of such store.

Section 4.10Indebtedness.

(a)To the Knowledge of PECO, there is no material default under any loan or other Indebtedness secured by any PECO Real Property that will continue to be secured by any PECO Real Property after the Closing (the “PECO Real Property Debt”), and no PECO Entity has received any written notice of any uncured default under any PECO Real Property Debt that would have a PECO Material Adverse Effect.

(b)To the Knowledge of PECO, there is no material default under any loan or other Indebtedness with an outstanding principal balance exceeding $500,000, that is unsecured or secured by property other than PECO Real Property that will remain in effect or continue to be secured by such property after the Closing (the “PECO Corporate Debt”), and no PECO Entity has received any written notice of any uncured default under any PECO Corporate Debt that would have a PECO Material Adverse Effect.

Section 4.11Intellectual Property. To the Knowledge of PECO, a PECO Entity owns or has adequate rights to use all of the Intellectual Property material to the operation of the PECO Businesses. To the Knowledge of PECO, except as would not, individually or in the aggregate, have a PECO Material Adverse Effect: (a) the conduct of the PECO Businesses as presently conducted does not violate, conflict with or infringe in any material respect the Intellectual Property of any other Person; (b) no written claims are pending or threatened against a PECO Entity by any Person with respect to the ownership, validity, enforceability, effectiveness or use in the PECO Businesses of any PECO Intellectual Property; and (c) since January 1, 2017 (the “Relevant Date”), no PECO Entity has received any written communication alleging that any PECO Entity has violated any rights in any material respect relating to Intellectual Property of any Person.

Section 4.12Contracts. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a PECO Material Adverse Effect, as of the date hereof: (i) each PECO Contract is valid, binding and in full force and effect and is enforceable by the applicable PECO Entity party thereto in accordance with its respective terms; (ii) the applicable PECO Entity has performed all obligations required to be performed by it under the PECO Contracts, and it is not (with or without notice or lapse of time, or both) in breach or default thereunder and, to the Knowledge of PECO, no other party to any PECO Contract is (with or without notice or lapse of time, or both) in breach or default thereunder; and (iii) to the Knowledge of PECO, none of the PECO Entities has received any written notice of the intention of any counterparty to cancel, terminate or materially change, in a manner detrimental to the applicable PECO Entity, the scope of rights under or fail to renew any PECO Contract. For the purposes of this Agreement, “PECO Contracts” shall mean (in each case, including all amendments, modifications and supplements to such PECO Contracts and all side letters to which a PECO Entity is a party affecting the obligations of any party thereunder):
(a)any partnership, limited liability company or joint venture agreement between a PECO Entity, on the one hand, and a third party, on the other hand;

(b)any capitalized lease obligations and other indebtedness to any Person, other than individual items of indebtedness in a principal amount less than $3,000,000;

(c)each material commitment, contractual obligation, borrowing, capital expenditure or transaction entered into by a PECO Entity which may result in total payments by or liability of a PECO Entity in excess of $7,000,000;

(d)any Contract that requires any PECO Entity to dispose of or acquire assets or properties (other than in connection with the expiration of a tenant lease or a ground lease affecting a PECO Real Property) with a fair market value in excess of $7,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction, except for any tenant lease or any ground lease affecting any PECO Real Property;

(e)any Contract that constitutes a loan to any Person (other than a wholly owned Subsidiary of PECO) by any PECO Entity in an amount in excess of $7,000,000;

(f)each of the five (5) largest lease agreements, measured by annual base rent, between any PECO Entity, on the one hand, and each of the PECO Entities’ (taken as a whole) ten (10) largest tenants, measured by annual base rent, on the other hand (collectively, “Material PECO Leases” and each, a “Material PECO Lease”);

(g)any agreements pursuant to which any third party manages any PECO Real Property or pursuant to which PECO or any PECO Entity manages any real property that is not PECO Real Property; and

(h)any other agreements filed or required to be filed as exhibits to the PECO SEC Documents pursuant to Item 601(b)(10) of Regulation S-K of Title 17, Part 229 of the Code of Federal Regulations.

Section 4.13Permits. The PECO Entities hold all permits, licenses, variances, exemptions orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective business (“PECO Permits”), except where the failure to hold such PECO Permits, individually or in the aggregate, would not reasonably be expected to have a PECO Material Adverse Effect. With respect to all PECO Permits, (a) such PECO Permits are validly held by a PECO Entity, (b) the applicable PECO Entity is in compliance, in all material respects, with all terms and conditions thereof and (c) since the Relevant Date or which notice remains unresolved in any material respect, no PECO Entity has received written notice relating to: (i) any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any such PECO Permit; or (ii) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any such PECO Permit; except, in each case, set forth above in this Section 4.13, for such non-compliance that has not had and would not reasonably be expected to result, individually or in the aggregate, in a PECO Material Adverse Effect.

Section 4.14Insurance. PECO has not been informed that any insurance policies (excluding title insurance policies) which any PECO Entity maintains with respect to its businesses or properties are not in full force and effect in all material respects, as of the date hereof. No written notice of cancellation or termination has been received by any PECO Entity with respect to any such insurance policy which is material to the PECO Entities, individually or in the aggregate, which has not been replaced on substantially similar terms prior to the date of cancellation. There is no claim pending under any such policy that, if not paid, would, individually or in the aggregate, have a PECO Material Adverse Effect. All premiums due and payable by any PECO Entity thereof under each such policy obtained by any PECO Entity have been paid.

Section 4.15Taxes.

(a)Except as set forth on Schedule 4.15(a) of the PECO Disclosure Letter:

(i)all federal and state income Taxes and other material Taxes (whether or not shown on any Tax Return) for which any PECO Entity is liable have been timely paid;

(ii)all federal and state income Tax Returns and other material Tax Returns required to have been filed by or with respect to each PECO Entity have been timely filed, taking into account all extensions properly obtained;

(iii)all Tax Returns referred to in clause (ii) are complete and accurate in all material respects;

(iv)no PECO Entity has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year;

(v)the PECO Entities have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws;

(vi)to the Knowledge of PECO, there is no action, suit, investigation, audit, claim or assessment pending or proposed or threatened with respect to material Taxes for which any PECO Entity may be liable, as to which any PECO Entity has received notice in writing;

(vii)to the Knowledge of PECO, except as would not, individually or in the aggregate, reasonably be expected to have a PECO Material Adverse Effect, no claim has ever been made in writing by a Governmental Entity in a jurisdiction where any PECO Entity has never paid Taxes or filed Tax Returns asserting that such PECO Entity is, or may be, subject to material Taxes assessed by such jurisdiction;

(viii)there are no Tax rulings, requests for rulings or closing agreements relating to material Taxes for which any PECO Entity may be liable that could affect such PECO Entity’s liability for Taxes for any taxable period ending after the Closing Date, except as would not, individually or in the aggregate, reasonably be expected to have a PECO Material Adverse Effect;
(ix)other than the PECO Tax Protection Agreement, there are no Tax Sharing Arrangements or Tax indemnity arrangements (other than this Agreement and customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes) relating to any PECO Entity for which any PECO Entity will have any liability thereunder on or after the Closing Date;

(x)there are no liens for Taxes upon any property or assets of the PECO Entities except liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP;

(xi)no PECO Entity holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor has any PECO Entity disposed of any such asset during its current taxable year; and

(xii)no PECO Entity has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(b)PECO: (i) for all taxable years commencing with PECO’s taxable year ended December 31, 2010 and through December 31, 2018 has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2019 in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year ending December 31, 2019 and in the future; and (iv) has not to the Knowledge of PECO, taken or omitted to take any action that would reasonably be expected to result in a challenge by the IRS or any other Governmental Entity to its status as a REIT, and to the Knowledge of PECO, no such challenge is pending or threatened.

(c)Phillips Edison Institutional REIT LLC (“PECO Sub REIT”): (i) for all taxable years commencing with PECO Sub REIT’s taxable year ended December 31, 2011 and through December 31, 2018 has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2019 in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year ending December 31, 2019 and in the future; and (iv) has not to the Knowledge of PECO taken or omitted to take any action that would reasonably be expected to result in a challenge by the IRS or any other Governmental Entity to its status as a REIT, and to the Knowledge of PECO, no such challenge is pending or threatened.

(d)Each PECO Entity that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for United States federal income tax purposes as a partnership, disregarded entity or Qualified REIT Subsidiary, as the case may be, and not as a corporation, an association taxable as a corporation whose separate existence is respected for United States federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for United States federal income tax purposes under Section 7704(a) of the Code. PECO OP is, and has been since its formation, treated as a partnership for U.S. federal income tax purposes.

(e)No PECO Entity has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(f)Since PECO’s formation (i) no PECO Entity has incurred any material liability for Taxes under Sections 856(c), 856(g), 857(b), 857(f), 860(c) or 4981 of the Code or Treasury Regulation Sections 1.337(d)-5, 1.337(d)-6, or 1.337(d)-7, and (ii) no PECO Entity has incurred any material liability for Taxes other than (A) in the Ordinary Course of Business, or (B) transfer or similar Taxes arising in connection with acquisitions or dispositions of property. No event has occurred and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentence will be imposed upon any PECO Entity.

Section 4.16Proceedings. There is no pending or, to the Knowledge of PECO, threatened Proceeding (whether brought by a third party or a Governmental Entity) against or affecting any PECO Entity or any of their respective assets or businesses, or to which any PECO Entity is a party, or against any director or executive officer (in their capacity as such) of any PECO Entity, and that has had or could reasonably be expected to have, individually or in the aggregate, a PECO Material Adverse Effect. No PECO Entity is a party or subject to, or in default under, any material Judgment. To the Knowledge of PECO, no officer, director, agent or employee of any PECO Entity is subject to any Judgment that prohibits such officer, director, agent or employee from engaging in or continuing any conduct, activity or practice relating to the PECO Businesses.
Section 4.17Compliance with Laws; Environmental Matters.

(a)Except for environmental matters, which are addressed in Section 4.17(b), and except as would not, individually or in the aggregate, reasonably be expected to have a PECO Material Adverse Effect: (i) the PECO Entities are, and at all times since the Relevant Date have been, in compliance with all Laws, including those relating to occupational health and safety, and all Judgments applicable to any PECO Entity or any assets owned or used by any of them; (ii) to the Knowledge of PECO, no circumstances exist, and since the Relevant Date no event has occurred, that (with or without notice or lapse of time, or both) would constitute or result in a violation by any PECO Entity of, or a failure on the part of any PECO Entity to materially comply with, any Law, or any Judgment applicable to any PECO Entity or any assets owned or used by any of them, or would give rise to any obligation on the part of any PECO Entity to undertake, or to bear all or any portion of the cost of, any remedial action of any nature; (iii) there are no Judgments applicable to any PECO Entity or any assets owned or used by any of them; (iv) all Filings made by the PECO Entities with any Governmental Entity since the Relevant Date to the date of this Agreement were timely filed and were in compliance with all Laws when filed; (v) no deficiencies have been asserted by any such Governmental Entity with respect to such Filings that have not been cured or satisfied; and (vi) no PECO Entity has received any written notice or, to the Knowledge of PECO, any other communication since the Relevant Date seeking any Judgment or alleging that any PECO Entity is not in compliance with any Law or any Judgment.

(b)Except as would not, individually or in the aggregate, reasonably be expected to have a PECO Material Adverse Effect: (i) no PECO Entity has received any written notice prior to or since the Relevant Date, or prior to that for unresolved matters, that alleges noncompliance with or liability under any Environmental Law or remedial obligations under any Environmental Law, including those relating to Hazardous Materials sent off-site for transportation, treatment or disposal by any PECO Entity; (ii) the PECO Entities hold, and are in compliance with, all PECO Permits required on the part of the PECO Entities under Environmental Laws, and are in compliance and since the Relevant Date have complied with all applicable Environmental Laws; (iii) the PECO Entities have not entered into or agreed to any Judgment and are not subject to any Proceeding or Judgment relating to alleged non-compliance with or liability under any Environmental Law since the Relevant Date; (iv) no PECO Entity has any liabilities in connection with any Hazardous Materials or arising under any Environmental Laws in connection with the PECO Real Property, any real property formerly owned, operated or leased by any PECO Entity, or any other site where any PECO Entity has disposed of or arranged for the transportation, treatment or disposal of Hazardous Materials; and (v) there is no ongoing investigation or cleanup of Hazardous Materials occurring at any PECO Real Property. Notwithstanding anything herein to the contrary, except for Section 4.5 (No Conflicts; Consents), Section 4.6 (Absence of Changes or Events), Section 4.7 (SEC Documents), Section 4.9(a) (Real Property) and Section 4.14 (Insurance), the representations and warranties in this Section 4.17(b) are the exclusive representations and warranties concerning environmental matters, including any matters arising under Environmental Laws.

(c)To the Knowledge of PECO, no PECO Entity, nor any joint venture to which any PECO Entity is a party, nor any of their respective directors, officers, employees or agents or any other Person authorized to act, or acting, on behalf of any PECO Entity, has, directly or indirectly, made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to or for the benefit of any government official, candidate for public office, political party, political campaign or other Person, private or public, regardless of form, whether in money, property, or services (i) for the purpose of (A) influencing any act or decision of such government official, candidate, party, campaign or other Person, (B) inducing such government official, candidate, party, campaign or other Person to do or omit to do any act in violation of a lawful duty, (C) obtaining or retaining business for or with any Person, (D) expediting or securing the performance of official acts of a routine nature or (E) otherwise securing any improper advantage or (ii) in violation of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. Sections 78dd-1, et seq. or other Law.

Section 4.18Benefit Plans.

(a)Each PECO Benefit Plan has been established, maintained, administered and funded in all material respects in accordance with its terms, and is in compliance in all material respects with the applicable provisions of ERISA, the Code, all other Laws and terms of all applicable Contracts. To the Knowledge of PECO, (i) there are no investigations by any Governmental Entity, Proceedings or other claims (except for routine claims for benefits payable under the PECO Benefit Plans) against or involving any PECO Benefit Plan or asserting any rights to or claims for benefits under any PECO Benefit Plan, and (ii) there are not any facts or circumstances that could give rise to any liability in the event of any such investigation, claim or Proceeding.

(b)No PECO Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code and none of the PECO Entities or any of their respective ERISA Affiliates has any liability or contingent liability, directly or indirectly, (i) with respect to any plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, including any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code) or any single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) subject to Sections 4063, 4064 or 4069 of ERISA or Section 413(c) of the Code or (ii) under Sections 430(k) or 4971 of the Code.

(c)Each PECO Benefit Plan that is intended to be a tax-qualified plan has received and may rely upon a determination or opinion letter from the IRS to the effect that such PECO Benefit Plan and related trust is qualified and exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and, to the Knowledge of PECO, there are not any facts or circumstances that could reasonably be expected to materially and adversely affect such qualification and exemption.

(d)Except as set forth on Schedule 4.18(d) of the PECO Disclosure Letter, no PECO Benefit Plan provides or promises, and none of the PECO Entities is a party to any plan or arrangement that provides or promises, post-employment or retiree medical, life insurance or other welfare-type benefits to any Person, other than health continuation coverage required by Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA, or applicable state Law at the recipient’s and/or the PECO Entity’s expense. The PECO Entities have complied in all material respects with the applicable requirements of Section 4980B of the Code and the group health requirements of Sections 701 et seq. of ERISA and Sections 9801 et seq. of the Code.

(e)No current or former employee or other individual service provider of any PECO Entity will be entitled to any additional benefits or any acceleration of the time of payment, vesting or funding of any benefits under any PECO Benefit Plan as a result of the Transactions, either alone or together with any other event.

(f)No amounts payable under any PECO Benefit Plan or otherwise will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code, and no PECO Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or Section 4999 of the Code.

Section 4.19Employee and Labor Matters. Each PECO Entity is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, worker classification, wages, hours of work, withholding and occupational safety and health. None of the PECO Entities is a party to, is bound by or has or may have any liability or contingent liability under, any collective bargaining or other agreement with a labor organization representing any employees. As of the date of this Agreement, no material strikes, slowdowns or work stoppages are pending or, to the Knowledge of PECO, threatened, and no such strike, slowdown or work stoppage has occurred within the two (2) years immediately preceding the date of this Agreement.

Section 4.20Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of PECO or PECO OP.

Section 4.21Information in the Form S-4 and Proxy Statement. None of the information supplied or to be supplied in writing by or on behalf of PECO or any PECO Subsidiary for inclusion or incorporation by reference in (a) the Form S‑4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company, at the time of the Company Stockholder Meeting, at the time the Form S‑4 is declared effective by the SEC or at the Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that PECO is responsible for filing with the SEC in connection with the Transactions, if any, to the extent relating to PECO or any PECO Subsidiary or other information supplied by or on behalf of PECO or any PECO Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Entity (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein. The representations and warranties contained in this Section 4.21 will not apply to statements or omissions included in the Form S‑4 or the Proxy Statement to the extent based upon information supplied to PECO by or on behalf of the Company.

Section 4.22Ownership of Company Common Stock. None of PECO or PECO OP or any of their respective Affiliates is, nor at any time during the last five (5) years has been, an “interested stockholder” or an “affiliate” of an interested stockholder of the Company, each as defined in Section 3-601 of the MGCL. Neither PECO nor any PECO Subsidiary, nor any of their respective affiliates, beneficially owns, directly or indirectly (other than investments made in the ordinary course of business in their investment portfolios that, in the aggregate, do not exceed five percent (5%) of the Company Common Stock), any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Company Subsidiary and neither PECO nor any of its Subsidiaries has any rights to acquire any shares of Company Common Stock except pursuant to this Agreement.

Section 4.23Vote Required. No vote of the holders of any class or series of shares of stock of PECO or any Partnership Units (as defined in the PECO OP Partnership Agreement) of the PECO Operating Partnership is necessary to approve the Merger or other Transactions.

Section 4.24Related Party Agreements. Except as set forth in the PECO SEC Documents made through and including the date hereof or as permitted by this Agreement, there have been no agreements, arrangements or understandings between PECO or any other PECO Entity, on the one hand, and any Affiliate (including any officer or director) thereof, on the other hand (other than those exclusively among PECO and any Subsidiary of PECO), that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.25No Additional Representations or Warranties. Except for the representations and warranties expressly set forth in this Article IV or in any Ancillary Agreement, none of PECO, PECO OP nor any of their respective Affiliates or Representatives has made, or is making, any representation or warranty whatsoever to the Company or any of its Affiliates or Representatives in connection with the Transactions.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1Conduct of Business by the Company Pending the Closing.

(a)The Company agrees that between the date of this Agreement and the Merger Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (i) as expressly set forth in Schedule 5.1(a) of the Company Disclosure Letter, (ii) as required, contemplated or permitted pursuant to this Agreement, (iii) as may be required by Law or (iv) as consented to in writing by the PECO Parties (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of the other Acquired Companies to, (A) conduct their respective businesses in all material respects in the Ordinary Course of Business and shall use all reasonable efforts to keep intact their respective businesses and preserve their respective relationships with Governmental Entities, customers, suppliers, landlords, tenants, creditors, business associates and others with whom they deal, (B) use reasonable best efforts to maintain their respective assets and properties in their current condition (ordinary wear and tear excepted) and (C) use commercially reasonable efforts to maintain the Company’s status as a REIT within the meaning of the Code. Without limiting the generality of the foregoing, and except (I) as expressly set forth in Schedule 5.1a) of the Company Disclosure Letter, (II) as required, contemplated or permitted pursuant to this Agreement, (III) as required by applicable Law or (IV) as consented to in writing by PECO (which consent shall not be unreasonably withheld, conditioned or delayed), between the date of this Agreement and the Merger Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company shall not, and shall not permit the Company Operating Partnership to, directly or indirectly:

(i)amend its charter or bylaws (or comparable documents);

(ii)adjust, split, combine, subdivide or reclassify any shares of capital stock;

(iii)take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause (A) the Company to fail to qualify as a REIT or (B) any Company Subsidiary to cease to be treated as any of (I) a partnership or disregarded entity for federal income tax purposes or (II) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(iv)take any action under the Company Governing Documents or otherwise (including by resolution) that would give dissenters’, appraisal or similar rights to the holders of Company Common Stock with respect to the Merger or the other Transactions;

(v)adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except as permitted by Section 5.3 and this Section 5.1(a); or

(vi)authorize, or commit or agree to, whether in writing or otherwise, any of the foregoing actions.

(b)Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company from taking any action, at any time or from time to time, that in the reasonable judgment of the Company, upon advice of counsel to the Company, is reasonably necessary for the Company to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Merger Effective Time or to avoid incurring entity level income or excise Taxes under the Code, including making dividend or other distribution payments to stockholders of the Company in accordance with this Agreement or otherwise. If the Company determines that it is necessary to take any such action, it shall notify the PECO Parties as soon as reasonably practicable prior to taking such action.

Section 5.2Conduct of Business by PECO Pending the Closing.

(a)PECO agrees that between the date of this Agreement and the Merger Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (i) as expressly set forth in Schedule 5.2(a) of the PECO Disclosure Letter, (ii) as required, contemplated or permitted pursuant to this Agreement, (iii) as may be required by Law or (iv) as consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), PECO shall, and shall cause each of its Subsidiaries to, (A) conduct their respective businesses in all material respects in the Ordinary Course of Business and shall use all reasonable efforts to keep intact their respective businesses, keep available the services of their respective current officers and employees and preserve their respective relationships with Governmental Entities, customers, suppliers, landlords, tenants, creditors, employees, business associates and others with whom they deal, (B) use reasonable best efforts to maintain their respective assets and properties in their current condition (ordinary wear and tear excepted), and (C) use commercially reasonable efforts to maintain PECO’s status as a REIT within the meaning of the Code. Without limiting the generality of the foregoing, and except (I) as expressly set forth in Schedule 5.2a) of the PECO Disclosure Letter, (II) as required, contemplated or permitted pursuant to this Agreement, (III) as required by applicable Law or (IV) as consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), between the date of this Agreement and the Merger Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, PECO shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i)amend its charter or bylaws (or comparable documents);

(ii)adjust, split, combine, subdivide or reclassify any shares of capital stock;

(iii)amend any term of any shares of PECO Common Stock or PECO OP Units or other equity interests of PECO or PECO OP in a manner that would adversely affect the economic benefits of the Mergers to the holders of the Company Shares;

(iv)take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause (A) PECO to fail to qualify as a REIT or (B) any PECO Subsidiary to cease to be treated as any of (I) a partnership or disregarded entity for federal income tax purposes or (II) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(v)take any action under the PECO Governing Documents or otherwise (including by resolution) that would give dissenters’, appraisal or similar rights to the holders of PECO Common Stock with respect to the Merger or the other Transactions;

(vi)adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution or bankruptcy reorganization, except as permitted by the first sentence of this Section 5.2(a);

(vii)effect or agree to any merger, consolidation or recapitalization other than (A) as permitted by the first sentence of this Section 5.2(a), or (B) in a manner that would not materially and adversely affect the economic benefits of the Mergers to the holders of the Company Shares and would not prevent or materially delay or impair the ability of PECO and PECO OP to consummate the Mergers; or

(viii)authorize, or commit or agree to, whether in writing or otherwise, any of the foregoing actions.

(b)Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit PECO from taking any action, at any time or from time to time, that in the reasonable judgment of PECO, upon advice of counsel to PECO, is reasonably necessary for PECO to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Merger Effective Time or to avoid incurring entity level income or excise Taxes under the Code, including making dividend or other distribution payments to stockholders of PECO in accordance with this Agreement or otherwise. If PECO determines that it is necessary to take any such action, it shall notify the Company as soon as reasonably practicable prior to taking such action.

Section 5.3No Solicitation by the Company; Company Change in Recommendation.

(a)Except as otherwise expressly provided in this Section 5.3, from and after the date hereof until the Merger Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, the Company shall not, and shall cause each of its Subsidiaries and shall use reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly facilitate, encourage or assist any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal; (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding any proposal or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal, or furnish to any other Person information or afford to any other Person access to the business, properties, assets or personnel of any of the Acquired Companies, in each case, in connection with, or for the purpose of knowingly encouraging, facilitating or assisting, a Competing Proposal; (iii) enter into any Contract (including a letter of intent or term sheet) in connection with a Competing Proposal (the “Company Acquisition Agreement”); (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement or any Takeover Statute (provided, that, notwithstanding anything contained herein to the contrary, the Company may waive any provision that prohibits a confidential proposal being made to the Company Special Committee or the Company Board of Directors (directly or indirectly through the Company’s Representatives)); or (v) otherwise knowingly facilitate any effort or attempt to make a Competing Proposal.

(b)Notwithstanding anything to the contrary contained in Section 5.3(a), if at any time on or after the date hereof and prior to obtaining the Merger Approval, the Company or any of its Representatives receives a written Competing Proposal from any Person or Group, which Competing Proposal was made on or after the date hereof and was not preceded by a material breach by the Company of this Section 5.3, (i) the Company and its Representatives may contact such Person or group of Persons solely to clarify the terms and conditions thereof and (ii) if the Company Special Committee determines in good faith, after consultation with its advisors and outside legal counsel, that such Competing Proposal constitutes or is reasonably expected to lead to a Superior Proposal, then the Company and its Representatives may (A) furnish, pursuant to an Acceptable Confidentiality Agreement (a copy of which the Company shall promptly (and in any event, within twenty-four (24) hours) provide to PECO following the execution thereof), information (including non-public information) with respect to the Company and its Subsidiaries to the Person or Group who has made such Competing Proposal; provided, that the Company shall concurrently provide to PECO any material non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to PECO or its Representatives; and (B) engage in or otherwise participate in discussions or negotiations with the Person or Group making such Competing Proposal.

(c)Following the date hereof, the Company shall notify the PECO Parties promptly (but in no event later than forty-eight (48) hours) after receipt of any Competing Proposal, or any request for nonpublic information relating to the Company or any of the Company Subsidiaries by any Person that informs the Company or any of the Company Subsidiaries that it is considering making, or has made, a Competing Proposal (or any Person in circumstances that would be reasonably expected to be in connection with the consideration of or the making of a Competing Proposal), or any inquiry from any Person seeking to have discussions or negotiations with the Company relating to a Competing Proposal.  Such notice shall be made orally and promptly confirmed in writing, and shall indicate the identity of the person making the Competing Proposal, inquiry or request and the material terms and conditions of any proposals or offers (including a copy thereof if in writing, including any proposed agreements).

(d)Except as expressly permitted by this Section 5.3(d), the Company Special Committee and the Company Board of Directors shall not: (i) (A) fail to recommend to the Company’s stockholders that the Company Stockholder Approvals be given or fail to include the Company Board Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or, in a manner adverse to the PECO Parties, modify, the Company Board Recommendation, (C) take any formal action or make any recommendation or public statement or other disclosure in connection with a tender offer or exchange offer other than as provided in Section 5.3(e), (D) adopt, approve or recommend, or publicly propose to approve or recommend to the stockholders of the Company a Competing Proposal, or (E) fail to make or reaffirm the Company Board Recommendation within five (5) Business Days following the PECO Parties’ written request to do so following the Company’s or its Representatives’ receipt of a Competing Proposal or any material change thereto (each of the actions described in this clause (i) being referred to as a “Company Adverse Recommendation Change”); or (ii) authorize, cause or permit any Acquired Company to enter into any Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement). Notwithstanding anything to the contrary herein, prior to the time the Merger Approval is obtained, but not after, the Company Board of Directors may make a Company Adverse Recommendation Change and terminate this Agreement pursuant to Section 8.1(e) and enter into a Company Acquisition Agreement with respect to a Competing Proposal, if and only if, the Company receives a Competing Proposal that was not preceded by a material breach by the Company of this Section 5.3 and the Company Special Committee shall have determined in good faith that, after consultation with its advisors and outside legal counsel, such Competing Proposal constitutes a Superior Proposal; provided, that, in order to make a Company Adverse Recommendation Change or terminate this Agreement to enter into a Company Acquisition Agreement with respect to a Superior Proposal:

(i)the Company Special Committee shall have determined in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law;

(ii)the Company shall have given the PECO Parties at least five (5) Business Days’ prior written notice of its intention to effect a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.1(e), which notice shall specify in reasonable detail (A) the basis for the Company Adverse Recommendation Change or termination, (B) the identity of the party making such Superior Proposal, and (C) the material terms thereof and include copies of the current drafts of all material agreements between the Company and the party making such Superior Proposal and relating to such Superior Proposal (to the extent in the Company’s possession);

(iii)the Company shall have negotiated, and shall have caused its Representatives to negotiate, in good faith with the PECO Parties during such notice period, to the extent the PECO Parties wish to negotiate; and

(iv)following the end of such notice period, the Company Special Committee shall have considered in good faith any proposed revisions to this Agreement proposed by the PECO Parties (or as to other proposals made by the PECO Parties) in writing, and shall have determined, after consultation with its advisors and outside legal counsel that such Superior Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect; provided, that, in the event of any material change to the material terms of such Superior Proposal, the Company shall, in each case, have delivered to the PECO Parties an additional notice consistent with that described in Section 5.3(d)(ii) above and the notice period shall have recommenced, except that the notice period shall be at least two (2) Business Days; and provided, further, that any purported termination of this Agreement pursuant to this Section 5.3(c) shall be void and of no force and effect, unless the Company termination is in accordance with Section 8.1(e) and the Company pays the PECO Parties the PECO Expense Amount in accordance with Section 8.2(b).

(e)Nothing in this Section 5.3 shall prohibit the Company Board of Directors from: (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (ii) making any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, in either case, if the Company Board of Directors has determined in good faith, after consultation with outside legal counsel, that the failure to do so would create a material risk of a breach by the Company of its duties under applicable Law; provided, that any disclosures (other than those made pursuant to clause (ii) of this Section 5.3(e)) that address the approval or recommendation by the Company Board of Directors of the Transactions and that are not an express rejection of any applicable Competing Proposal or an express reaffirmation of the Company Board Recommendation shall be deemed a Company Adverse Recommendation Change.

(f)Notwithstanding anything to the contrary contained in this Agreement, the Company shall not, and shall not permit any Acquired Company or any of its or their respective Affiliates or Representatives to, reimburse or agree to reimburse the fees or expenses of any Person in connection with (or related to) a Competing Proposal (including, for the avoidance of doubt, in connection with any Acceptable Confidentiality Agreement) but excluding, for the avoidance of doubt, in connection with any Company Acquisition Agreement with respect to a Superior Proposal entered into pursuant to Section 5.3(c) and resulting in termination of this Agreement pursuant to Section 8.1(e).

(g)The Company acknowledges and agrees that any violation of the restrictions set forth in this Section 5.3 by any Acquired Company or the Representatives of any Acquired Company acting at the direction of the Company or any other Acquired Company shall be deemed to be a breach of this Section 5.3 by the Company.

(h)Notwithstanding anything to the contrary contained in this Agreement, in circumstances not involving or relating to a Competing Proposal and at any time prior to the receipt of the Merger Approval, the Company Board of Directors may make a Company Adverse Recommendation Change if and only if (i) a Company Intervening Event has occurred, (ii) the Company Board of Directors has concluded in good faith (after consultation with its advisors and its outside legal counsel) that failure to take such action would be inconsistent with their duties as directors under applicable Law, (iii) five (5) Business Days (the “Company Intervening Event Notice Period”) shall have elapsed since the Company has given written notice (which written notice shall not be deemed a Company Adverse Recommendation Change for any purpose of this Agreement) to the PECO Parties advising that the Company intends to take such action and specifying in reasonable detail the reasons therefor, (iv) during such Company Intervening Event Notice Period, the Company has considered and, if requested by the PECO Parties, engaged and caused its Representatives to engage in good faith discussions with the PECO Parties regarding any adjustment or modification of the terms of this Agreement proposed by the PECO Parties, and (v) the Company Board of Directors, following such Company Intervening Event Notice Period, again reasonably determines in good faith (after consultation with its outside legal counsel and its advisors, and taking into account any adjustment or modification of the terms of this Agreement proposed by the PECO Parties) that failure to do so would be inconsistent with their duties as directors under applicable Law; provided, however, that in the event the Company Board of Directors does not make a Company Adverse Recommendation Change following such Company Intervening Event Notice Period, but thereafter determines to make a Company Adverse Recommendation Change pursuant to this Section 5.3(h) in circumstances not involving a Competing Proposal, the foregoing procedures referred to in this Section 5.3(h) shall apply anew.

(i)Notwithstanding any Company Adverse Recommendation Change, unless such Company Adverse Recommendation Change is with respect to a Superior Proposal and this Agreement is terminated pursuant to Section 8.1(e), the Company shall cause the approval of the Merger to be submitted to a vote of its stockholders at the Company Stockholder Meeting.

Section 5.4Form S-4; Proxy Statement.

(a)As promptly as reasonably practicable following the date of this Agreement, (i) the Company shall prepare the Proxy Statement in preliminary form, and (ii) PECO shall prepare and cause to be filed with the SEC the Form S-4 with respect to the PECO Common Stock issuable in the Merger, which will include the Proxy Statement in preliminary form with respect to the Company Stockholder Meeting. Each of the Company and PECO shall use reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act or Securities Act, and (C) keep the Form S-4 effective for so long as necessary to complete the Merger. As promptly as reasonably practicable after the Form S-4 is declared effective, the Company shall mail or deliver to its stockholders the Proxy Statement. Each of the Company and PECO shall furnish all information concerning itself, its Affiliates and the holders of its capital stock or units to the other(s) and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and the Proxy Statement. The Form S-4 and the Proxy Statement shall include all information reasonably requested by such other Party or Parties to be included therein. PECO shall promptly notify the Company of the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4, and shall, as promptly as practicable after receipt thereof, provide the Company with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Form S-4 received from the SEC and advise the other party of any oral comments with respect to the Form S-4 received from the SEC. PECO shall use reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto), mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and PECO, as applicable, (x) shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (y) shall include in such document or response all comments reasonably proposed by the other, and (z) each of the Company and PECO also shall have consented to the filing and mailing contemplated therein (which consent shall not be unreasonably withheld, conditioned or delayed). PECO shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the PECO Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, and PECO shall use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. PECO shall also use reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the PECO Common Stock in connection with the Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

(b)If, at any time prior to the receipt of the Company Stockholder Approvals, any information relating to the Company or PECO, or any of their respective Affiliates, should be discovered by the Company or PECO which, in the reasonable judgment of the Company or PECO, should be set forth in an amendment of, or a supplement to, either the Form S-4 or the Proxy Statement, so that either of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and the Company and PECO shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company. Nothing in this Section 5.4(b) shall limit the obligations of any Party under Section 5.4(a). For purposes of this Section 5.4, any information concerning or related to the Company, its Affiliates or the Company Stockholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to the PECO Parties or their respective Affiliates will be deemed to have been provided by PECO.

(c)As promptly as reasonably practicable following the date of this Agreement, the Company shall, in accordance with applicable Law and the Company Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Company Stockholder Meeting. The Company shall use reasonable best efforts to cause the Proxy Statement to be mailed to the stockholders of the Company entitled to vote at the Company Stockholder Meeting and to hold the Company Stockholder Meeting as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. The Company shall, through the Company Special Committee and the Company Board of Directors, recommend to its stockholders that they give the Company Stockholder Approvals, include such recommendation in the Proxy Statement and solicit and use reasonable best efforts to obtain the Company Stockholder Approvals, except to the extent that the Company Board of Directors shall have made a Company Adverse Recommendation Change as permitted by Section 5.3(d). Notwithstanding the foregoing provisions of this Section 5.4(c), if, on a date for which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approvals, whether or not a quorum is present, PECO may require the Company, and the Company shall have the right, to adjourn or postpone the Company Stockholder Meeting up to two (2) times (provided, that the Company Stockholder Meeting shall not be postponed or adjourned to a date that is more than forty-five (45) days after the date for which the Company Stockholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law)); provided, however, that the Company Stockholder Meeting may not be postponed or adjourned on the date the Company Stockholder Meeting is scheduled if the Company shall have received proxies in respect of an aggregate number of shares of Company Common Stock, which have not been withdrawn, such that the Company Stockholder Approvals will be obtained at such meeting.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1Access; Confidentiality; Notice of Certain Events.

(a)From the date of this Agreement until the Merger Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, to the extent permitted by applicable Law and Contracts, and subject to the reasonable restrictions imposed from time to time upon advice of counsel, each of the Company and PECO shall, and shall cause each of the Subsidiaries of PECO and the Company Subsidiaries, respectively, to afford to the other Party and to the Representatives of such other Party reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, commitments, personnel and records and, during such period, each of the Company and PECO shall, and shall cause each of the Company Subsidiaries and the PECO Subsidiaries, respectively, to, furnish reasonably promptly to the other Party (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws (to the extent not publicly available), and (ii) all other information (financial or otherwise) concerning its business, properties and personnel as such other Party may reasonably request, taking into account the relative size of the Parties. Notwithstanding the foregoing, neither the Company nor PECO shall be required by this Section 6.1 to provide the other Party or the Representatives of such other Party with access to or to disclose information, (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the Ordinary Course of Business (provided, however, that the withholding Party shall use reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (B) the disclosure of which would violate any Law or duty (provided, however, that the withholding Party shall use reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty) or (C) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege). Each of the Company and PECO will use reasonable best efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder.

(b)Each of the Company and PECO will hold, and will cause each of its Representatives and Affiliates to hold, any confidential, proprietary and nonpublic information relating to the Acquired Companies, the PECO Entities or the Transactions, as applicable, including any information exchanged pursuant to this Section 6.1, in confidence and will not disclose all or any part thereof to any Person (other than their respective Representatives and Affiliates who need to know such information in connection with the Transactions) by any means, except to the extent (i) such disclosure is required by applicable Law, (ii) such disclosure is consented to in writing by the non-disclosing Party, or (iii) such disclosed information is at the time of such disclosure then available to the public other than as a result of a breach of this Section 6.1(b). The Company or PECO, as applicable, will be responsible for any breach of this Section 6.1(b) by any of its Representatives or Affiliates.

(c)The Company shall give prompt notice to PECO, and PECO shall give prompt notice to the Company, (i) of any notice or other communication received by such Party (A) from any Governmental Entity in connection with this Agreement, the Merger or the other Transactions or (B) from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Merger or the other Transactions, (ii) of any Proceeding commenced or, to any Party’s knowledge, threatened against, such Party or any of its Subsidiaries or Affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case, in connection with, arising from or otherwise relating to the Merger or any other Transaction, and (iii) upon becoming aware of the occurrence or impending occurrence of any event, change, development or circumstance relating to it or any of the Company Subsidiaries or the Subsidiaries of PECO, respectively, which makes, or is reasonably likely to make, any of the conditions set forth in Article VII to not be satisfied. The failure to deliver any such notice, in and of itself, shall not result in the failure of, or otherwise affect, any of the conditions set forth in Article VII.

Section 6.2Consents, Approvals and Debt Payoff.

(a)Upon the terms and subject to the conditions set forth in this Agreement, each of the Company and PECO shall and shall cause their respective Subsidiaries, to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any Contract to consummate and make effective, as promptly as practicable, the Merger and the other Transactions, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in Article VII to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities or other Persons necessary in connection with the consummation of the Merger and the other Transactions and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity or other Persons necessary in connection with the consummation of the Merger and the other Transactions, (iii) the defending of any Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other Transactions, including seeking to have any stay or temporary restraining order or other Judgment entered by any court or other Governmental Entity vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and the other Transactions and to fully carry out the purposes of this Agreement; provided, that notwithstanding the foregoing or any other provisions of this Agreement, nothing contained in this Agreement (including this Section 6.2(a)) shall require or obligate PECO or any of its Affiliates to, and the Company shall not, without the prior written consent of PECO, in each case in connection with obtaining any approval or consent from any Governmental Entity with respect to the Merger, (A) commence or defend any litigation with any Governmental Entity or private party, (B) pay or commit to pay any material amount of cash or other consideration, or incur or commit to incur any material liability or other obligation, including any agreement to delay the Closing, in connection with obtaining any authorization, consent, Judgment, registration or approval of a Governmental Entity, or (C) agree or otherwise be required to sell, divest, dispose of, license, hold separate, or take or commit to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any businesses, products, rights, services, licenses, or assets of PECO, the Company or any of their respective Subsidiaries, or any interest or interests therein.

(b)In connection with and without limiting the foregoing, each of PECO and the Company shall give (or shall cause to be given) any notices to any Person, and each of PECO and the Company shall use, and cause each of their respective Affiliates to use, reasonable best efforts to obtain any Consents from any Person not covered by Section 6.2(a) that are necessary, proper or advisable to consummate the Merger. Each of the Parties will furnish to the other such necessary information and reasonable assistance as the other Party may request in connection with the preparation of any required Filings and will cooperate in responding to any inquiry from a Governmental Entity, including promptly informing the other Party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Entity, and supplying each other with copies of all material correspondence, Filings or communications between either Party and any Governmental Entity with respect to this Agreement. To the extent reasonably practicable, the Parties or their respective Representatives shall have the right to review in advance, and each of the Parties will consult the others on, all the information relating to the other and each of their respective Affiliates that appears in any Filing made with, or written materials submitted to, any Governmental Entity in connection with the Merger and the other Transactions, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, neither the Company nor PECO shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Entity in respect of any Filing, investigation or other inquiry without giving the other Party prior notice of such Filing, meeting or conversation and, to the extent permitted by applicable Law, without giving the other Party the opportunity to attend or participate (whether by telephone or in person) in any such meeting or conversation with such Governmental Entity.

(c)Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any Consent from any Person (other than any Governmental Entity) with respect to the Merger, none of the Company or any of the Company

Subsidiaries, PECO or any of its Subsidiaries or any of their respective Representatives, shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person prior to the Merger Effective Time. Subject to the foregoing sentence, the Parties shall cooperate with respect to reasonable accommodations that may be requested or appropriate to obtain such consents.

(d)PECO shall take the lead in coordinating communications with any Governmental Entity, developing strategy for responding to any investigation or other inquiry by any Governmental Entity and formulating proposals to any Governmental Entity related to the Consents or any other matter described in this Section 6.2. PECO shall consult in advance with the Company and take Company’s views into account in making any such determination.

(e)On the Closing Date, but prior to the Merger Effective Time, subject to the conditions in Article VII being satisfied or waived by the applicable Party, PECO OP shall make a one-time payment in immediately available funds to the Company Operating Partnership as further consideration for the Merger and the other Transactions in the amount of the outstanding balance of the Company Credit Facility as of such date not to exceed $20,500,000.00, or such other amount as the Company and PECO OP shall agree to pay (the “Debt Payoff Proceeds”). Upon receiving such Debt Payoff Proceeds, immediately prior to the Merger Effective Time, the Company shall: (i) cause the Company Operating Partnership to pay off the entire balance of the Company Credit Facility using the Debt Payoff Proceeds and terminate the Company Credit Facility; and (ii) provide PECO with evidence reasonably satisfactory to PECO and its counsel that the Company Credit Facility has been paid off and terminated and all Liens and guarantees securing the Company Credit Facility have been released. The Company shall provide Wells Fargo Bank with written notice of its intent to terminate the Company Credit Facility at least five (5) Business Days prior to the Closing Date in accordance with the terms and conditions of the Company Loan Agreement, which notice shall provide that any such termination will be contingent upon the consummation of the Closing.

Section 6.3Publicity. Except with respect to any Company Adverse Recommendation Change made in accordance with the terms of this Agreement, from the date hereof through the Closing Date, no public release or announcement concerning the Transactions shall be issued by any party hereto without the prior written consent of the Parties, except such release or announcement as may be required by applicable Law or the rules or regulations of any United States or foreign securities exchange, in which case the Party required to make the release or announcement shall allow the non-disclosing Party reasonable time to review and comment on such release or announcement in advance of such issuance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto. The Parties shall agree upon the form of any joint press release announcing the Merger and the execution of this Agreement.

Section 6.4Directors’ and Officers’ Liability.

(a)PECO and PECO OP (the “D&O Indemnifying Parties”) shall honor and fulfill in all respects the obligations of the Company to the fullest extent permissible under applicable Law, under any charter, bylaws, limited liability company agreement, partnership agreement or other similar organizational documents or agreements of the Acquired Companies (collectively, the “Acquired Company Organizational Documents”) and under any indemnification or other similar agreements in effect on the date hereof (the “Indemnification Agreements”) to the individuals (including, all managers, directors, officers, trustees, agents and fiduciaries of any Acquired Company acting in such capacity) covered by such Acquired Company Organizational Documents or Indemnification Agreements (collectively, the “D&O Indemnified Parties”) arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the Merger Effective Time, including in connection with the approval of this Agreement and the Transactions. The D&O Indemnifying Parties agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing now existing in favor of any D&O Indemnified Party provided under any Acquired Company Organizational Document or any Indemnification Agreement, in each case, which are in effect as of the date hereof, shall survive the Closing and shall continue in full force and effect in accordance with their respective terms. For a period of six (6) years from the Closing, PECO and PECO OP agree that the Acquired Company Organizational Documents shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party, unless such modification shall be required by applicable Law, and then only to the minimum extent required by applicable Law.

(b)Without limiting the provisions of Section 6.4(a), for a period of six (6) years after the Merger Effective Time, PECO (but only to the extent the D&O Indemnified Parties would be permitted to be indemnified by the Company under the Acquired Company Organizational Documents and applicable law) shall: (i) indemnify and hold harmless each D&O Indemnified Party against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such D&O Indemnified Party’s capacity as such, or (B)

this Agreement and any of the Transactions; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including reasonable attorneys’ fees) of any D&O Indemnified Party upon receipt, to the extent required by applicable law, of (A) an undertaking by or on behalf of such D&O Indemnified Party to repay such amount if it shall ultimately be determined that such D&O Indemnified Party is not entitled to be indemnified and (B) an affirmation by the D&O Indemnified Party of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification. Notwithstanding anything to the contrary contained in this Section 6.4 or elsewhere in this Agreement, PECO shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation of an D&O Indemnified Party for which indemnification may be sought under this Section 6.4(b) unless such settlement, compromise, consent or termination includes an unconditional release of such D&O Indemnified Party from all liability arising out of such claim, action, suit, proceeding or investigation.

(c)PECO has obtained, or shall obtain prior to the Closing, a prepaid insurance and indemnification policy (i.e., tail coverage) with a term of six (6) years covering each D&O Indemnified Party that provides coverage, subject to such policy’s terms and conditions, for matters occurring prior to the Closing (the “D&O Tail Policy”) that is no less favorable than the applicable Acquired Company’s existing policy (true, correct and complete copies of which have been previously provided to PECO prior to the date hereof) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, that the premium for such D&O Tail Policy shall not exceed three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement.

(d)If any of PECO or PECO OP or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving company, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of PECO or PECO OP, as applicable, assume the obligations set forth in this Section 6.4.

(e)The provisions of this Section 6.4 are intended to be for the express benefit of, and shall be enforceable by, each D&O Indemnified Party (who are intended to be third party beneficiaries of this Section 6.4), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of PECO, PECO OP and the Acquired Companies and shall not be amended in a manner that is adverse to the D&O Indemnified Parties (including their respective successors, assigns and heirs) without the prior written consent of the D&O Indemnified Party (including, if applicable, the successors, assigns and heirs thereof) affected thereby. The exculpation and indemnification provided for by this Section 6.4 shall not be deemed to be exclusive of any other rights to which a D&O Indemnified Party is entitled, whether pursuant to applicable Law, Contract or otherwise.

Section 6.5Security Holder Litigation. In the event that any Proceeding related to this Agreement, the Merger or the other Transactions is brought against the Company, on the one hand, or PECO, on the other hand (either the Company or PECO, as applicable, against whom such litigation is brought, the “Participating Party”, and the other, the “Other Party”), its Representatives and/or Affiliates by security holders of the Participating Party (each, a “Security Holder Litigation”), the Participating Party shall promptly notify the Other Party of such litigation and shall keep the Other Party informed on a current basis with respect to the status thereof. The Participating Party shall give the Other Party the opportunity to participate, subject to a customary joint defense agreement, in the defense and settlement of any such litigation against the Participating Party, its Representatives and/or Affiliates by security holders of the Participating Party, and no settlement thereof shall be agreed to without the Other Party’s written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.6Director Resignations. The Company shall cause to be delivered to PECO resignations executed by each director of the Company in office as of immediately prior to the Merger Effective Time, such resignations to be effective as of the Merger Effective Time.

Section 6.7Tax Matters.

(a)PECO shall use reasonable best efforts to (i) (A) obtain an opinion of counsel consistent with the opinion of counsel referred to in Section 7.3(d), but dated as of the effective date of the Form S-4, to the extent required for the Form S-4 to be declared effective by the SEC, and (B) obtain the opinion of counsel referred to in Section 7.3(d), (ii) deliver to Goodwin Procter LLP (or such other counsel rendering such opinion), counsel to PECO, a tax representation letter, dated as of the effective date of the Form S-4 and Closing Date, as applicable, in customary form and substance and approved by the Company, which approval shall not be unreasonably withheld, and signed by an officer of PECO and PECO OP, containing representations of PECO and PECO OP reasonably necessary or appropriate to enable Goodwin Procter LLP (or such other counsel rendering such opinion) to render the tax opinion described in clause (i)(A) of this Section 6.7(a) and the tax opinion described in Section 7.3(d).

(b)PECO OP and the Company shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes that become payable in connection with the Transactions (together with any related interest, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. Pursuant to Section 9.3, PECO OP shall pay the amount of any Transfer Taxes incurred in connection with this Agreement and the Transactions.

(c)Prior to the Merger, the Company shall: (i) deliver to PECO OP a duly executed certificate of non-foreign status, dated as of the Closing Date, in form and substance reasonably acceptable to PECO OP; and (ii) if PECO so requests, deliver to Goodwin Procter LLP (or such other counsel rendering the tax opinion described in Section 6.7(a) or Section 7.3(d) as counsel to PECO) a tax representation letter, dated as of the effective date of the Form S-4 and the Closing Date, in form and substance approved by PECO, which approval shall not be unreasonably withheld, and signed by an officer of the Company and the Company Operating Partnership containing representations of the Company and the Company Operating Partnership reasonably necessary or appropriate for PECO and its counsel to the effect that, commencing with the Company’s taxable year that ended on December 31, 2016 through and including its taxable year ended on the Closing Date, the Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code.

Section 6.8Dividends. From and after the date of this Agreement until the earlier of the Merger Effective Time and termination of this Agreement pursuant to Section 8.1, neither the Company nor PECO shall authorize, make, declare or set aside any dividend or other distribution to its stockholders without the prior written consent of the Company (in the case of PECO) or PECO (in the case of the Company); provided, however, that the written consent of the other Party shall not be required for the authorization and payment by the Company of monthly dividends not in excess of an amount covered by the Company’s operating cash flow for each such month (“Company Permitted Dividend”) or by PECO of dividends in the Ordinary Course of Business (a “PECO Permitted Dividend”, and together with the Company Permitted Dividends, each a “Permitted Dividend”), as applicable.  In the event that (i) a Company Permitted Dividend has (A) a record date prior to the Merger Effective Time and (B) has not been paid as of immediately prior to the Merger Effective Time (regardless of the declared date for the payment thereof), the holders of Company Shares shall be entitled to receive such distribution from the Company immediately prior to the time such shares are exchanged pursuant to Article II or (ii) a PECO Permitted Dividend has (A) a record date prior to the Merger Effective Time and (B) has not been paid as of immediately prior to the Merger Effective Time (regardless of the declared date for the payment thereof), the holders of shares of PECO Common Stock shall be entitled to receive such distribution from PECO in connection with the Closing. Notwithstanding the foregoing and any other restriction on dividends and other distributions in this Agreement, each of the Company, any Company Subsidiary, PECO, and any PECO Subsidiary shall be permitted (without the consent of the other Party) to declare and make dividends and distributions, including under Sections 858 or 860 of the Code, prior to the Closing if the making of such dividends or distributions prior to the Closing is necessary for the Company or PECO, as applicable, to maintain its status as a REIT under the Code or applicable state Law and avoid the imposition of any entity level income or excise Tax under the Code or applicable state Law.  If the Company or PECO, as applicable, determines that it is necessary to declare a dividend or distribution (whether a Company Permitted Dividend, a PECO Permitted Dividend or otherwise), it shall notify PECO or the Company, as applicable, as soon as reasonably practicable prior to such declaration.

Section 6.9Certain Transactions. Effective immediately prior to, but subject to, the Merger Effective Time, the Company and PECO shall (i) terminate, or cause to be terminated, without liability or expense to the Company or any Acquired Company, the Advisory Agreement pursuant to a termination agreement entered into on or prior to the Closing Date, in form and substance reasonably agreeable to the Parties (the “Termination Agreement”) and (ii) shall cause the Special Limited Partner Interest held by the Advisor to be redeemed by the Company Operation Partnership without the payment of any consideration.

Section 6.10Termination of Offering. Promptly upon the Closing, the Company and the PECO Parties shall cooperate to take or cause to be taken, all actions necessary to terminate the Company’s initial public offering that commenced on May 8, 2018 (the “Offering”). From the date hereof until the termination of this Agreement pursuant to its terms, other than in connection with the immediately preceding sentence (including, for the avoidance of doubt, the payment of any fees that may become payable by the Company or its Affiliates in connection with such termination), the Company shall, and cause its Affiliates to, cease incurring any material costs, fees or expenses of any third parties in connection with an initial public offering of the Company.

Section 6.11Other Transactions.

(a)The Company shall use commercially reasonable efforts to provide such cooperation and assistance as the PECO Parties may reasonably request to (a) sell or cause to be sold or transfer or cause to be transferred stock, partnership interests, limited liability company interests or other equity interests owned, directly or indirectly, by the Company in one or more of its wholly-owned Subsidiaries to a third party designated by the PECO Parties at a price and on such other terms as designated by the PECO Parties and (b) sell or cause to be sold or transfer or cause to be transferred any of the assets or properties of the

Company or one or more of its wholly-owned Subsidiaries to a third party designated by the PECO Parties at a price and on such other terms as designated by the PECO Parties (any action or transaction described in clause (a) through (b), a “PECO-Approved Transaction”); provided, that (i) none of the PECO-Approved Transactions shall delay or prevent the completion of the Merger, (ii) neither the Company nor any Company Subsidiary shall be required to take any action in contravention of (A) any organizational document of the Company or any Company Subsidiary, (B) any contract or agreement to which the Company, the Company Subsidiaries or any of their respective assets are bound or (C) applicable Law, (iii) any such sales or transactions, including the consummation of any PECO-Approved Transaction or other obligations of the Company or the Company Subsidiaries to incur any liabilities with respect thereto (other than customary and reasonable joinder agreements), shall be contingent upon all of the conditions set forth in Article VII having been satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) and receipt by the Company of a written notice from the PECO Parties to such effect and that the PECO Parties are prepared to proceed immediately with the Closing and the Company shall have received any other evidence reasonably requested by the Company that the Closing will occur (it being understood that in any event the transactions described in clauses (a) and (b) will be deemed to have occurred immediately prior to the Closing), (iv) such PECO-Approved Transaction (or the inability to complete such PECO-Approved Action) shall not affect or modify in any respect the obligations of the PECO Parties under this Agreement, including the amount of or timing of payment of the Merger Consideration, (v) neither the Company nor any Company Subsidiary shall be required to take any such action that could adversely affect the classification of the Company, or any Company Subsidiary that is classified as a REIT, as a REIT, could subject the Company or any such Company Subsidiary to any “prohibited transactions” Taxes or other material Taxes under Code Sections 857(b), 860(c) or 4981 (or other material entity-level Taxes) or could adversely affect the intended tax treatment of the transactions contemplated by this Agreement as set forth in Section 1.6 and (vi) neither the Company nor any Company Subsidiary shall be required to take any such action that would reasonably be expected to result in any Taxes being imposed on, or any adverse Tax consequences to, any shareholder or limited partner of the Company or the Company Operating Partnership. PECO OP shall upon request by the Company advance to the Company all reasonable out-of-pocket costs to be incurred by the Company or the applicable Company Subsidiaries in connection with any actions taken by the Company or any Company Subsidiaries in accordance with this Section 6.11 (including the reasonable fees and expenses of their Representatives). Such actions or transactions shall be undertaken in the manner (including in the order) specified by the PECO Parties and, subject to the limits set forth above and except as agreed by the PECO Parties and the Company, such actions or transactions shall be implemented immediately prior to or concurrent with the Closing and shall be contingent upon the actual consummation of the Closing. Without limiting the foregoing, none of the representations, warranties or covenants of the Company or any of its Subsidiaries shall be deemed to apply to, or be deemed to be breached or violated by, the transactions or cooperation contemplated by this Section 6.11. Each of the PECO Parties, on a joint and several basis, hereby agree to indemnify and hold harmless the Company, the Company Subsidiaries, and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with or as a result of taking any actions contemplated by this Section 6.11. Without limiting the foregoing, none of the representations, warranties or covenants of Company or any of its Affiliates shall be deemed to apply to, or deemed breached or violated by, any of the Requested Transactions.

(b)For the avoidance of doubt, the Company shall not be deemed to have made a Company Adverse Recommendation Change or entered into or agreed to enter a Company Acquisition Agreement as a result of providing any cooperation or taking any actions to the extent requested by any PECO Party in connection with a PECO-Approved Transaction. The consummation of any PECO-Approved Transaction shall not constitute consummation of a Competing Proposal for purposes of this Agreement, nor shall any Competing Proposal made in respect of a PECO-Approved Transaction constitute a Competing Proposal for purposes of this Agreement.

Section 6.12Further Assurances. From time to time, as and when requested by any Party, each Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions (subject to Section 6.2) as such other Party may reasonably deem necessary or desirable to consummate the Transactions.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1Conditions to Each Party’s Obligations to Effect the Merger. The obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by the written agreement of the Parties, in each case, to the extent permitted by applicable Law:

(a)Stockholder Approval. The Company Stockholder Approvals shall have been duly obtained.

(b)Statutes; Court Orders. No Law shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction (whether temporary, preliminary or permanent) which prohibits, restrains, enjoins or makes illegal the consummation of the Merger and there shall be no Judgment (whether temporary, preliminary or permanent) of a court of competent jurisdiction in effect preventing, restraining or enjoining the consummation of the Merger.

(c)Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no Proceeding to that effect shall have been commenced or threatened.

Section 7.2Conditions to Obligations of the PECO Parties. The obligations of the PECO Parties to effect the Merger are also subject to the satisfaction or waiver (in writing) by PECO on or prior to the Closing Date of each of the following additional conditions:

(a)Representations and Warranties. Each Fundamental Representation of the Company shall be true and correct in all material respects, as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such Fundamental Representation expressly relates to another date (in which case as of such other date). Each representation and warranty of the Company herein (other than any Fundamental Representations) shall be true and correct, in each case, except where any such failure of the representations and warranties to be true and correct would not, individually or in the aggregate, have and could not reasonably be expected to have an Acquired Company Material Adverse Effect. The PECO Parties shall have received a certificate signed by a duly authorized executive officer of the Company to the effect of the preceding two (2) sentences.

(b)Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with each agreement, covenant and obligation required to be performed or complied with by it under this Agreement at or prior to the Merger Effective Time. The PECO Parties shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to such effect.

(c)No Acquired Company Material Adverse Effect. There shall not have occurred any event since the date of this Agreement, and no circumstance shall exist, that constitutes, or could reasonably be expected to result in, an Acquired Company Material Adverse Effect.

Section 7.3Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the Closing Date of each of the following additional conditions:

(a)Representations and Warranties. Each Fundamental Representation of PECO and PECO OP shall be true and correct in all material respects, as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such Fundamental Representation expressly relates to another date (in which case as of such other date). Each representation and warranty of PECO and PECO OP herein (other than any Fundamental Representations) shall be true and correct, in each case, except where any such failure of the representations and warranties to be true and correct would not, individually or in the aggregate, have and could not reasonably be expected to have a PECO Material Adverse Effect. The Company shall have received a certificate signed by a duly authorized executive officer of PECO to the effect of the preceding two (2) sentences.

(b)Performance of Obligations of PECO and PECO OP. Each of PECO and PECO OP shall have performed or complied in all material respects with each agreement, covenant and obligation required to be performed or complied with by it under this Agreement at or prior to the Merger Effective Time. The Company shall have received a certificate signed on behalf of PECO by a duly authorized executive officer of PECO to such effect.

(c)No PECO Material Adverse Effect. There shall not have occurred any event since the date of this Agreement, and no circumstance shall exist, that constitutes, or could reasonably be expected to result in, a PECO Material Adverse Effect.

(d)REIT Opinion. The Company shall have received a written opinion of Goodwin Procter LLP (or if Goodwin Procter LLP is unable to issue such opinion, such other counsel reasonably acceptable to the Company), counsel to PECO, dated as of the Closing Date and in form and substance as set forth in Exhibit B attached hereto (and in the case of such other counsel rendering such opinion, in the form of such other counsel’s standard REIT opinion that is reasonably acceptable to the Company) and with such changes as are mutually agreeable to PECO and the Company, such agreement not to be unreasonably withheld, conditioned or delayed, to the effect that, commencing with PECO’s taxable year that ended on December 31, 2010 through and including its taxable year ended December 31, 2018, PECO has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation will enable PECO to continue to meet the requirements for qualification and taxation as a REIT under the Code for its taxable year which includes the Merger Effective Time, and future taxable years, which opinion will be subject to customary exceptions, assumptions and qualifications and based on representations contained in a tax representation letter described in Section 6.7(a)(ii).

(e)Termination Agreement. The Termination Agreement entered into pursuant to Section 6.9 on or prior to the Closing Date shall remain in effect.

ARTICLE VIII

TERMINATION

Section 8.1Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned (except as otherwise provided below, whether before or after receipt of the Company Stockholder Approvals, if applicable) as follows:

(a)by mutual written consent of the PECO Parties and the Company;

(b)by either the PECO Parties or the Company, prior to the Merger Effective Time, if there has been a breach by the other Party or Parties of any representation, warranty, agreement, covenant or other obligation set forth in this Agreement, which breach (i) in the case of a breach by the Company, shall result in a condition in Section 7.1 or Section 7.2 not being satisfied or (ii) in the case of a breach by a PECO Party, shall result in a condition in Section 7.1 or Section 7.3 not being satisfied (and, in each case, such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (A) thirty (30) calendar days after the receipt of notice thereof by the defaulting Party from the non-defaulting Party and (B) three (3) Business Days before the Outside Date); provided, however, that this Agreement may not be terminated pursuant to this Section 8.1(b) by either the PECO Parties or the Company, as applicable, if such Party is then in material breach of any representation, warranty, agreement, covenant or other obligation set forth in this Agreement;

(c)by either the PECO Parties or the Company, if the Merger Effective Time shall not have occurred by 11:59 p.m. Eastern Time on the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party to the extent that such Party’s breach of any representation, warranty, agreement, covenant or obligation set forth in this Agreement has been the cause of, or resulted in, the Merger Effective Time not occurring prior to the Outside Date;

(d)by the PECO Parties at any time prior to the receipt of the Company Stockholder Approvals, if the Company Board of Directors shall have effected a Company Adverse Recommendation Change;

(e)by the Company if, prior to the receipt of the Merger Approval, in order to concurrently enter into a Company Acquisition Agreement that constitutes a Superior Proposal and that was not the result of a material breach by the Company of Section 5.3, the Company, prior to or concurrently with such termination, pays the PECO Expense Amount to the PECO Parties in accordance with Section 8.2(b);

(f)by either the Company or the PECO Parties if a Governmental Entity of competent jurisdiction, that is within a jurisdiction that is material to the business and operations of the Company, shall have issued a final, non-appealable Judgment, in each case, permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or any of the other Transactions; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 8.1(f) shall have complied with its obligations under Section 6.2; and

(g)by either the Company or the PECO Parties, if the Company Stockholder Approvals shall not have been obtained at the Company Stockholder Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken.

Section 8.2Effect of Termination.

(a)Notwithstanding anything to the contrary in this Agreement, in the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of any PECO Party or the Company, except that this Section 8.2 and Section 9.3 through Section

9.14 shall survive such termination; provided, however, that nothing herein shall relieve any Party from liability for Willful Breach of its representations, warranties, covenants, agreements or other obligations set forth in this Agreement.

(b)In the event that:

(i)(A) a Competing Proposal shall have been made, proposed or communicated, after the date hereof and prior to the Company Stockholder Meeting (or prior to the termination of this Agreement if there has been no Company Stockholder Meeting), and (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company pursuant to Section 8.1(c) or Section 8.1(g), and (C) (I) within twelve (12) months of the date of such termination, the Company enters into a definitive agreement with respect to any Competing Proposal which Competing Proposal is later consummated, or (II) a Competing Proposal is consummated within twelve (12) months of the date of such termination; provided that for purposes of the preceding clause (C) of this Section 8.2(b)(i), the references to “twenty percent (20%)” in the definition of Competing Proposal shall be deemed to be references to “fifty percent (50%); or

(ii)this Agreement is terminated by the PECO Parties pursuant to Section 8.1(b) or Section 8.1(d) or the Company pursuant to Section 8.1(e);

then, in any such event under clause (i) or clause (ii) of this Section 8.2(b), the Company shall pay the PECO Parties or its designee the PECO Expense Amount in accordance with the escrow procedures set forth in Section 8.2(d) (y) in the case of Section 8.2(b)(i), two (2) business days after the consummation of such Competing Proposal, and (z) in the case of Section 8.2(b)(ii), within two (2) Business Days after such termination; it being understood that in no event shall the Company be required to pay the PECO Expense Amount, as applicable, on more than one (1) occasion. As used herein, “PECO Expense Amount” shall mean an amount equal to the sum of all documented reasonable out-of-pocket Expenses incurred by the PECO Parties; provided, that the PECO Expense Amount shall not exceed nine-hundred thousand dollars ($900,000.00).
(c)Notwithstanding anything in this Agreement to the contrary:

(i)If the PECO Parties provide a notice of termination and such termination would result in the obligation to pay the PECO Expense Amount, the payment of such PECO Expense Amount, shall be the sole and exclusive remedy of the PECO Related Parties against the Company Related Parties for any loss or damage suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise; provided, that the foregoing shall not impair the rights of any of the PECO Parties, if any, to obtain injunctive relief and/or specific performance pursuant to Section 9.14 prior to any termination of this Agreement or the right of the PECO Parties to seek the reimbursement of Expenses pursuant to Section 9.3(b).  Upon payment of the PECO Expense Amount, none of the Company, any of its Subsidiaries or any of the other Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

(ii)For the avoidance of doubt, if the PECO Parties have the right to terminate this Agreement pursuant to multiple provisions of this Agreement, the PECO Parties may elect under which provision it is providing notice of termination and if the Company has the right to terminate this Agreement pursuant to multiple provisions of this Agreement, the Company may elect under which provision it is providing notice of termination.

(d)Notwithstanding anything in this Agreement to the contrary:

(i)If the Company is required to pay to the PECO Parties any payment under Section 8.2(b) or Section 9.3, as applicable (such payment, an “Expense Reimbursement”), such Expense Reimbursement shall be paid into escrow on the date such payment is required to be paid by the Company pursuant to this Agreement by wire transfer of same day funds to an escrow account designated in accordance with this Section 8.2(d). In the event that the Company is obligated to pay PECO (or at PECO’s sole discretion, another PECO Party, in which case all references to “PECO” in this Section 8.2(d) shall be deemed a reference to such PECO Party) an Expense Reimbursement, the amount payable to PECO in any taxable year of PECO shall not exceed the lesser of: (A) such Expense Reimbursement payable to PECO; and (B) the sum of (I) the maximum amount that can be paid to PECO without causing PECO to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant taxable year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”), as determined by PECO’s independent accountants (taking into account any known or anticipated income of PECO which is not Qualifying Income and any appropriate “cushion” as determined by such independent accountants), plus (II) in the event PECO receives either (x) a letter from PECO’s outside counsel indicating that PECO has received a ruling from the IRS as described below in this Section 8.2(d) or (y) a written legal opinion from PECO’s outside counsel as described below in this Section 8.2(d), an amount equal to the excess of such Expense Reimbursement, less the amount payable under subclause (I) above.

(ii)To secure the Company’s obligation to pay these amounts, the Company shall deposit into escrow an amount in cash equal to such Expense Reimbursement with an escrow agent selected by the Company on such terms (subject to this Section 8.2(d)) as shall be mutually agreed upon, in good faith, by the Company, PECO and the escrow agent (the “Escrow Agent”) via an escrow agreement by and among such Persons (or their respective Affiliates) (the “Escrow Agreement”). The payment or deposit into escrow of such Expense Reimbursement pursuant to this Section 8.2(d) shall be made at the time the Company is obligated to pay PECO such amount pursuant to this Section 8.2 by wire transfer of same day funds. The Escrow Agreement shall provide that such Expense Reimbursement (or any portion thereof) shall remain in escrow and shall not be released to PECO unless the Escrow Agent receives any one or combination of the following: (A) a letter from PECO’s independent accountants indicating the maximum amount that can be paid by the Escrow Agent to PECO without causing PECO to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income (taking into account any known or anticipated income of PECO which is not Qualifying Income and any appropriate “cushion” as determined by such independent accountants), in which case the Escrow Agent shall release such amount to PECO; or (B) a letter from PECO’s outside counsel indicating that (I) PECO received a ruling from the IRS holding that the receipt by PECO of such Expense Reimbursement would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, or (II) PECO’s outside counsel has rendered a written legal opinion to the effect that the receipt by PECO of such Expense Reimbursement should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the Escrow Agent shall release the remainder of such Expense Reimbursement to PECO. The Company agrees to amend this Section 8.2(d) at the reasonable request of PECO in order to (x) maximize the portion of such Expense Reimbursement that may be distributed to PECO hereunder without causing PECO to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, or (y) reasonably assist PECO (at PECO’s expense) in obtaining a favorable ruling or written legal opinion from its outside counsel, in each case, as described in this Section 8.2(d). Any amount of such Expense Reimbursement that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 8.2(d); provided, however, that at the end of the second (2nd) calendar year beginning after the date on which the Company’s obligation to pay the Expense Reimbursement arose (or earlier if directed by PECO), any remaining portion of the Expense Reimbursement (together with interest thereon) then being held by the Escrow Agent shall be disbursed to the Company and, in the event the Expense Reimbursement has not by then been paid in full, such unpaid portion shall never be due.

(e)Each of the Parties acknowledges that the agreements contained in this Section 8.2 are an integral part of the Transactions and that the PECO Expense Amount is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the PECO Parties in the circumstances in which the PECO Expense Amount is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and the Ancillary Agreements and in reliance on this Agreement and the Ancillary Agreements and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

ARTICLE IX

MISCELLANEOUS

Section 9.1Amendment and Modification; Waiver.

(a)Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may only be amended, modified and supplemented, whether before or after receipt of the Company Stockholder Approvals, if applicable, and prior to the Merger Effective Time, by the written agreement of PECO, PECO OP and the Company (by action taken by their respective boards of directors (if required), the Company Special Committee or other governing bodies); provided, however, that after receipt of the Company Stockholder Approvals, no amendment shall be made which by Law requires further approval by such stockholders without obtaining such further stockholder approval.

(b)At any time, and from time to time, prior to the Merger Effective Time, any Party or Parties may, to the extent allowed under applicable Law and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable, (ii) waive any inaccuracies in the representations and warranties made to such Party or Parties contained herein or in any document delivered pursuant hereto, or (iii) waive compliance with any of the agreements or conditions, in each case, which are for the benefit of such Party or Parties contained herein. Any agreement on the part of a Party or Parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of PECO, PECO OP and the Company, as applicable. Any failure or delay in exercising any right under this Agreement shall not constitute a waiver of such right. Notwithstanding anything to the contrary contained herein or in any Ancillary Agreement, other than as may be expressly provided in the Termination Agreement, nothing in this Agreement or any Ancillary Agreement shall constitute a waiver or modification of any rights of the Advisor (and its Affiliates) under the Advisory Agreement, including the indemnity provisions contained therein.

Section 9.2Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Merger Effective Time. This Section 9.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Merger Effective Time.

Section 9.3Expenses.

(a)All Expenses incurred in connection with this Agreement and the Transactions shall be paid by PECO OP, provided, that PECO OP shall only pay (and in the event the Company has already paid, reimburse the Company for) documented and reasonable out-of-pocket Expenses incurred by the Company.

(b)Notwithstanding Section 9.3(a), in the event this Agreement is terminated pursuant to Section 8.1 for any reason, other than by the Company and the PECO Parties pursuant to Section 8.1(a) or by the Company pursuant to Section 8.1(b), the Company shall pay to PECO OP (and in the event PECO OP has already paid, reimburse PECO OP for) within two (2) Business Days after such termination (i) the sum of all documented reasonable out-of-pocket Expenses incurred by the Company or any Company Subsidiary and actually paid (or reimbursed) by the PECO Parties, and (ii) fifty percent (50%) of any Expenses (if any) incurred by the PECO Parties arising from the negotiation and execution of the Escrow Agreement. For the avoidance of doubt, any amounts payable by the Company under this Section 9.3(b) shall be without duplication of any amount payable by the Company under Section 8.2.

(c)Notwithstanding anything to the contrary contained herein, from and after the Merger Effective Time, PECO OP shall pay the amount of any Transfer Taxes incurred in connection with this Agreement and the Transactions.

Section 9.4Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if personally delivered (notice deemed given upon receipt), sent by electronic transmission (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to any of the PECO Parties, to:
Phillips Edison & Company, Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249
Attention: Jeffrey S. Edison
Email:      jedison@phillipsedison.com
with a copy to (which shall not constitute notice):
Goodwin Procter LLP
620 Eighth Avenue
New York, New York 10018
Attention: Yoel Kranz, Esq.
David Roberts, Esq.
Email:      ykranz@goodwinlaw.com
droberts@goodwinlaw.com

if to the Company, to:

The Special Committee of the Board of Directors
11501 Northlake Drive
Cincinnati, Ohio 45249

Attention: Mark D. McDade
Email:      mcdade@qimingvc.com
with a copy to (which shall not constitute notice):

Hogan Lovells LLP
555 Thirteenth Street, NW
Washington, DC 20004
Attention: Michael E. McTiernan
Email :      michael.mctiernan@hoganlovells.com

Section 9.5Certain Definitions. For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality or non-disclosure agreement with confidentiality and standstill provisions that are customary for public companies investigating potential change of control or significant asset sale transactions, as reasonably determined by the Company Special Committee after consultation with the committee’s outside counsel; provided that such confidentiality or non-disclosure agreement shall permit compliance with Section 5.3 of this Agreement and may expressly permit or carve-out from any standstill (and is not required to prohibit) any non-public communications, requests or proposals with or to the Company Special Committee, the Company Board of Directors or their Representatives, including, for the avoidance of doubt, requests for waivers from the standstill and the making or negotiating of any Competing Proposal or Superior Proposal.
“Acquired Businesses” means the businesses engaged in by any of the Acquired Companies (or currently contemplated to be engaged in by any of the Acquired Companies) as of the date hereof.
“Acquired Company Material Adverse Effect” means a material adverse effect (a) on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Acquired Companies, taken as a whole, or (b) on the ability of the Acquired Companies to consummate the Transactions before the Outside Date; provided, however, that with respect to clause (a) of this definition the term “Acquired Company Material Adverse Effect” shall not include effects to the extent they result from (i) any failure of the Company to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (but not the underlying causes of such failure), (ii) changes in economic, market or business conditions generally in the U.S. or any other jurisdiction in which the Company or its Subsidiaries operate or in the U.S. or global financial markets generally, including changes in interest or exchange rates, (iii) changes in general economic conditions or in the industries in which the Acquired Companies operate (except, in each case, to the extent having a disproportionate effect on the Acquired Companies, taken as a whole, compared to other companies in the industry in which the Acquired Companies operate), (iv) declaration of war or terrorist attack, (v) earthquakes or other natural disasters that do not result in the destruction or material damage to a material portion of the Acquired Companies’ properties or assets, taken as a whole, (vi) changes in applicable Law, (vii) changes in GAAP, (viii) the announcement of the Merger or the other Transactions, or (ix) any Security Holder Litigation, including derivative claims, brought by one or more holders of Company Common Stock, but any effects resulting from the matters referred to in this proviso shall be excluded only to the extent such matters occur after the date hereof.
“Advisory Agreement” means the Amended and Restated Advisory Agreement, dated as of May 8, 2018, by and among the Company, Phillips Edison Grocery Center Operating Partnership III, L.P., a Delaware limited partnership (the “Company Operating Partnership”), and Advisor (as amended by (a) the First Amendment to Amended and Restated Advisory Agreement, dated as of November 9, 2018, and (b) the Second Amendment to Amended and Restated Advisory Agreement, dated as of May 8, 2019), as it may be further amended, modified or supplemented from time to time.
“Affiliate” of any Person means another Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, the term “control” (including its correlative meanings “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).
“Ancillary Agreements” means the Termination Agreement and the other agreements, certificates and instruments executed and delivered in connection with this Agreement.
“Business Day” means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by Law to close in New York, New York.

“Code” means the Internal Revenue Code of 1986, as amended.
“Company Bylaws” means the bylaws of the Company, as amended.
“Company Charter” means the charter of the Company.
“Company Charter Approval” means the affirmative vote of holders of outstanding shares of Company Common Stock entitled to cast a majority of all the votes entitled to be cast on the Company Charter Amendment.
“Company Credit Facility” means the Indebtedness of the Company Operating Partnership issued pursuant to the Company Loan Agreement.
“Company Governing Documents” means the Company Bylaws and the Company Charter.
“Company Intervening Event” means a material event, circumstance, change or development that was not known to the Company Board of Directors prior to the execution of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event, circumstance, change or development, or any material consequence thereof, becomes known to the Company Board of Directors prior to the Closing Date; provided, however, that in no event shall any of the following constitute or be taken into account in determining whether a “Company Intervening Event” has occurred: (a) the receipt, existence or terms of any Competing Proposal or any matter relating thereto or consequence thereof, (b) changes in the market price of the capital stock of the Company or (c) the Company meeting, exceeding or failing to meet internal or publicly announced financial projections, forecasts or predictions; provided, further, however, that, with respect to the foregoing clauses (b) and (c), any fact or event giving rise to such change, meeting, exceedance or failure, as applicable, may otherwise constitute or be taken into account in determining whether a “Company Intervening Event” has occurred if not falling into the event, circumstance, change or development contemplated by the foregoing clause (a).
“Company Loan Agreement” means that certain Credit Agreement, dated as of March 30, 2017, among the Company Operating Partnership, the Company, the other Guarantors (as defined therein), the Lenders (as defined therein), and Wells Fargo Bank, National Association, as Administrative Agent (“Wells Fargo Bank”), Swing Line Lender and L/C Issuer (each as defined therein), as amended by that certain First Amendment to Credit Agreement, dated as of November 9, 2018.
“Company Operating Partnership Agreement” means the Agreement of Limited Partnership of the Company Operating Partnership, dated as of October 5, 2016 (as amended by that certain First Amendment to Agreement of Limited Partnership of the Company Operating Partnership, dated as of May 8, 2018), as it may be further amended, modified or supplemented from time to time.
“Company Partnership Unit” means each “GP Unit” and “OP Unit”, each having the meaning assigned to such term in the Company Operating Partnership Agreement.
“Company Real Property” means each real property owned, or leased (including ground leased) as lessee or sublessee, by the Acquired Companies in which the Acquired Companies have an interest as of the date of this Agreement (including all of such Acquired Companies’ right, title, and interest in and to all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).
“Company Related Parties” means the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents.
“Company Special Committee” means the Special Committee of the Company Board of Directors that has been formed by the Company Board of Directors in connection with the evaluation of strategic alternatives for the Company, including the Merger and other Transactions.
“Company Stockholder Approvals” means the Merger Approval and the Company Charter Approval.
“Company Stockholder Meeting” means the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Stockholder Approvals, including any postponement or adjournment thereof.
“Competing Proposal” means any inquiry, proposal or offer from any Person (other than PECO or any of its Subsidiaries) or Group relating to, in a single transaction or series of related transactions, any (a) acquisition of assets of the Acquired Companies equal to twenty (20%) or more of the Company’s consolidated assets or to which twenty percent (20%) or more of the Company’s revenues or earnings on a consolidated basis are attributable, (b) acquisition of twenty percent (20%) or more of the outstanding Company Common Stock, (c) tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent (20%) or more of the outstanding Company Common Stock, (d) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, or (e) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Common Stock involved is twenty percent (20%) or more, in each case, other than the Transactions.
“Consent” means any consent, notice, approval, ratification, permission, waiver, license, permit, franchise or authorization of any Person.
“Contract” means any written agreement (including “click-through” agreement), contract, license, sublicense, subcontract, settlement agreement, lease, understanding, undertaking arrangement, instrument, note, purchase order, warranty, insurance policy, benefit plan or legally binding commitment between parties or by one party in favor of another party.
“Convertible Securities” of any Person means any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which any such Person or any of its Subsidiaries is a party or by which such Person or any of its assets is bound: (a) obligating such Person to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, such Person or into any Voting Debt of such Person; (b) obligating such Person to issue, grant, extend or enter into any such option, warrant, call, right, security, or other similar commitment, arrangement, undertaking or other Contract; or (c) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of shares or other equity interests in such Person.
“Environment” means (and includes) ambient air (including indoor air), building surfaces or interiors (to the extent impacted by Hazardous Materials), land surface, sub-surface strata, soil, surface water, ground water, river sediment, marshes, wet lands, flora, fauna and other natural resources.
“Environmental Law” means any and all Laws, and any binding Judgments or permits, licenses, variances, exemptions orders and approvals of all Governmental Entities issued, promulgated or entered into by or with any Governmental Entity, in each case, relating to pollution regulation or protection of the Environment, natural resources, or human health (solely as it relates to the Environment or exposure to Hazardous Materials), including Laws relating to the management, Release or threatened Release of Hazardous Materials.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.
“ERISA Affiliate” means any trade or business (whether or not incorporated) that together with any of the PECO Entities is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA. Any trade or business that would have previously been considered to have been an ERISA Affiliate shall continue to be considered an ERISA Affiliate with respect to liabilities for which any PECO Entity could incur any liability on account of such trade or business.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing and filing of the Form S-4, the preparation, printing, filing and mailing of the Proxy Statement, the preparation, the solicitation of stockholder approvals, any filings with the SEC, the Company Charter Amendment, paying off and terminating the Company Credit Facility and all other matters related to the closing of the Merger and the other Transactions.
“Filing” means any registration, declaration, notice, report, submission or other filing with any Governmental Entity.
“Form S-4” means the registration statement on Form S-4 pursuant to which the offer and sale of shares of PECO Common Stock in the Merger will be registered pursuant to the Securities Act and in which the Proxy Statement will be included (together with any amendments or supplements thereto).

“Fundamental Representations” when used with respect to (a) the Company means the representations and warranties set forth in (i) clause (a) of Section 3.1 (Organization, Standing and Power; Books and Records), (ii) Section 3.2 (Equity Securities of the Acquired Companies), (iii) the first two (2) sentences of Section 3.3 (Authority; Execution and Delivery; Enforceability), (iv) Section 3.4 (Company Approvals) and (v) Section 3.9 (Brokers) and (b) PECO and PECO OP, means the representations and warranties set forth in (i) Section 4.1 (Organization, Standing and Power; Books and Records), (ii) Section 4.2 (Equity Securities of the PECO Entities), (iii) the first two (2) sentences of Section 4.3 (Authority; Execution and Delivery; Enforceability), (iv) Section 4.4 (PECO Approvals) and (v) Section 4.20 (Brokers).
“GAAP” means United States generally accepted accounting principles.
“Governmental Entity” means any government or any arbitrator, tribunal or court of competent jurisdiction, administrative agency, department or commission or other governmental authority or instrumentality (in each case, whether federal, state, local, foreign, international or multinational).
“Group” means any “group” within the meaning of Section 13(d) of the Exchange Act.
“Hazardous Materials” means (a) any and all radioactive materials or wastes, petroleum (including crude oil or any fraction thereof) or petroleum distillates, asbestos or asbestos containing materials and urea formaldehyde foam and (b) any other material, substance, chemical, gas, liquid, waste, effluent, pollutant or contaminant which, either separately or in combination with any substance or substances, is regulated by or pursuant to any Environmental Laws or for which, in the event of a Release to the Environment, liability is imposed by Environmental Laws.
“Indebtedness” means, with respect to a Person, without duplication, (a) all indebtedness for borrowed money, (b) all indebtedness for the deferred purchase price of property or services, excluding trade payables and other current liabilities incurred in the Ordinary Course of Business, (c) all obligations evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (f) all reimbursement, payment or similar obligations, contingent or otherwise, under acceptance, or letter of credit, in each case to the extent drawn, and (g) any liability of others described in clauses (a) through (f) above that the Person has guaranteed or that is otherwise its legal liability, and including in clauses (a) through (g) above any accrued and unpaid interest or penalties thereon; provided, however, that with respect to (i) the Acquired Companies, Indebtedness shall not include any intercompany liabilities to the extent between or among one or more Acquired Companies and (ii) PECO and its Subsidiaries, Indebtedness shall not include any intercompany liabilities to the extent between or among one or more of PECO and its Subsidiaries.
“Intellectual Property” means any patent (including any reissue, division, continuation or extension thereof), patent application, patent right, trademark, trademark registration, trademark application, servicemark, trade name, business name, brand name, copyright, copyright registration, design or design registration, or any right in or to any of the foregoing.
“IRS” means the United States Internal Revenue Service.
“Judgment” means any judgment, order, decree, award, ruling, decision, verdict, subpoena, injunction or settlement entered, issued, made or rendered by, or any consent agreement, memorandum of understanding or other Contract with, any Governmental Entity (in each case whether temporary, preliminary or permanent).
“Knowledge” when used with respect to (a) the Company, means the actual knowledge of any fact, circumstance or condition of those officers of the Company set forth on Exhibit C attached hereto, and (b) PECO, means the actual knowledge of any fact, circumstance or condition of those officers of the PECO Parties set forth on Exhibit D attached hereto, in each case of clauses (a) and (b), the knowledge that such officers would have if such officers had conducted a reasonable due inquiry of the Person having primary responsibility for such matters.
“Law” means any federal, state, local, municipal, foreign, supranational or other law, statute, constitution, treaty, principle of common law, directive, resolution, ordinance, code, edict, writ, decree, rule, regulation, Judgment, ruling, injunction or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, and any rule, regulation or operating or technical standard or guidance issued, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any payment system in which any Acquired Company or PECO or any of its Subsidiaries, as applicable, processes transactions.
“Lien” means any lien, pledge, hypothecation, charge, mortgage, deed of trust, security interest, encumbrance, easement, lease, exclusive license, right to occupy, intangible property right, title defect, survey defect, title retention agreement, claim, encroachment, covenant, restriction, right of way, infringement, option, right of first offer or refusal, conditional sale or other retention agreement, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security or restriction on the transfer, use or ownership of any security or other asset).
“Merger Approval” means the affirmative vote of holders of outstanding shares of Company Common Stock entitled to cast a majority of all the votes entitled to be cast on the Merger.
“Ordinary Course of Business” means, with respect to an action taken by any Person, an action that: (a) is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of the business of such Person; (b) is not required to be authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority) and is not required to be specifically authorized by the parent company (if any) or the holders of the capital stock or other equity interests of such Person; and (c) is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors (or by any Person or group of Persons exercising similar authority), in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.
“Outside Date” means July 3, 2020.
“PECO Benefit Plan” means each “employee pension benefit plan” (as defined in Section 3(2) of ERISA, whether or not subject to ERISA), “employee welfare benefit plan” (as defined in Section 3(1) of ERISA, whether or not subject to ERISA), and each other plan, arrangement, agreement or policy (written or oral) relating to bonuses, commissions, cash incentives, retention bonuses, change in control, equity or equity-based incentives, compensation, deferred compensation, profit sharing, retirement, pension, health, welfare, severance, termination, reimbursement, fringe, perquisite or other employee benefits, in each case, (i) maintained or contributed to, or required to be maintained or contributed to, by any PECO Entity or any ERISA Affiliate for the benefit of any current or former officers, employees, agents, directors or independent contractors of any PECO Entity or (ii) under which any PECO Entity has or may have any liability or contingent liability.
“PECO Businesses” means the businesses engaged in by any of the PECO Entities (or currently contemplated to be engaged in by any of the PECO Entities) as of the date hereof.
“PECO Common Stock” means the common stock, par value $0.01 per share, of PECO.
“PECO Intellectual Property” means the Intellectual Property that is owned by one or more of the PECO Entities.
“PECO Material Adverse Effect” means a material adverse effect (a) on the business, assets, liabilities, condition (financial or otherwise) or results of operations of PECO and its Subsidiaries, taken as a whole, or (b) on the ability of PECO and PECO OP to consummate the Transactions before the Outside Date; provided, however, that with respect to clause (a) of this definition the term “PECO Material Adverse Effect” shall not include effects to the extent they result from (i) any failure of PECO or PECO OP to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (but not the underlying causes of such failure), (ii) changes in economic, market or business conditions generally in the U.S. or any other jurisdiction in which PECO or its Subsidiaries operate or in the U.S. or global financial markets generally, including changes in interest or exchange rates (except, in each case, to the extent having a disproportionate effect on PECO and its Subsidiaries, taken as a whole, compared to other companies in the industry in which PECO and its Subsidiaries operate), (iii) changes in general economic conditions or in the industries in which PECO and its Subsidiaries operate, (iv) declaration of war or terrorist attack, (v) earthquakes or other natural disasters that do not result in the destruction or material damage to a material portion of PECO’s and its Subsidiaries’ properties or assets, taken as a whole, (vi) changes in applicable Law, (vii) changes in GAAP, (viii) the announcement of the Merger or the other Transactions or (ix) any Security Holder Litigation, including derivative claims, brought by one or more holders of PECO Common Stock, but any effects resulting from the matters referred to in this proviso shall be excluded only to the extent such matters occur after the date hereof.
“PECO OP Partnership Agreement” shall mean the Fourth Amended and Restated Agreement of Limited Partnership of PECO OP, L.P., dated as of March 26, 2018, as it may be amended from time to time.
“PECO OP Unit” shall mean an “OP Unit” as such term is defined in the PECO OP Partnership Agreement.
“PECO Real Property” means each real property owned, or leased (including ground leased) as lessee or sublessee, by the PECO Entities in which the PECO Entities have an interest as of the date of this Agreement (including all of such PECO Entities’ right, title, and interest in and to all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“PECO Related Parties” means the PECO Parties, each of their respective Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents.
“PECO Share Repurchase Program” means the Third Amended and Restated Share Repurchase Program of PECO, adopted on August 7, 2019, as may be amended and restated from time to time.
“PECO Tax Protection Agreement” means the Tax Protection Agreement by and among PECO, PECO OP and certain Persons identified as “Protected Partners” therein, dated as of October 4, 2017, as it may be amended from time to time.
“Permitted Liens” means (a) liens for Taxes, assessments or other governmental charges not yet due and payable or that are contested in good faith by appropriate proceedings, (b) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like liens arising or incurred in the Ordinary Course of Business if the underlying obligations are not past due, (c) zoning, entitlement or other land use regulations that, in the reasonable discretion of (i) PECO, with respect to Permitted Liens of the Acquired Companies, or (ii) the Company, with respect to Permitted Liens of PECO and its Subsidiaries, in each case, do not materially adversely impact the intended use of the Company Real Property or PECO Real Property, as applicable, for the business purposes conducted thereon, (d) liens which will be released or terminated at Closing, (e) liens evidencing, with respect to PECO and its Subsidiaries, the PECO Real Property Debt and the PECO Corporate Debt, (f) liens against tenant leasehold interests created by tenants under tenant leases, and (g) other non-monetary liens, including but not limited to, easements, covenants, conditions, restrictions, encroachments, or licenses that would, with respect to each parcel of Real Property as well as all of the Real Property in the aggregate, not reasonably be expected to materially adversely and materially or unreasonably affect the access, use, or operation of such Real Property or to impair or interfere with the business following the Closing in all material and commercially reasonably respects as it is currently being conducted (which liens for clarification shall not include any mortgages (or similar liens) or security interests other than as set forth in this definition of Permitted Liens).
“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.
“Proceeding” means any suit, action, proceeding, condemnation, re-zoning, assessment, arbitration, audit, hearing, or investigation (in each case, whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.
“Proxy Statement” means the proxy statement in preliminary and definitive form relating to the Company Stockholder Meeting (together with any amendments or supplements thereto).
“Qualified REIT Subsidiary” means any Person that is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code.
“Real Property” when used with respect to (a) the Acquired Companies, means the Company Real Property, and (b) PECO and its Subsidiaries, means the PECO Real Property.
“REIT” means a real estate investment trust, as described in Section 856 of the Code.
“Release” means with respect any Hazardous Materials, any spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, dumping, pouring, emanation or migration in, into, onto or through the Environment.
“Representatives” means with respect to a Person, such Person’s directors, officers, employees, consultants, financial advisors, stockholders, partners, members, accountants, legal counsel, investment bankers, and other agents, advisors and representatives.
“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Special Limited Partner Interest” has the meaning assigned to such term in the Company Operating Partnership Agreement.
“Subsidiary” or “Subsidiaries” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests sufficient to elect at least a majority of such second Person’s board of directors or other governing body of which (or, if there are no such voting interests, fifty percent (50%) or more of the equity interests of which) is owned, directly or indirectly, by such first Person or by another Subsidiary of such first Person.
“Superior Proposal” means any bona fide, written Competing Proposal that was not preceded by a material breach by the Company of Section 5.3 and that each of the Company Special Committee and the Company Board of Directors has determined that, after consulting with the Company’s outside legal counsel and advisors, such Competing Proposal is reasonably likely to be consummated in accordance with its terms and that, if consummated, would reasonably be likely to result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Transactions (including any revisions to the terms of this Agreement proposed by PECO in response to such Competing Proposal or otherwise); provided, that for purposes of the definition of “Superior Proposal,” the references to “twenty percent (20%)” in the definition of Competing Proposal shall be deemed to be references to “fifty percent (50%).”
“Tax” or “Taxes” means any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding on amounts paid to or by any Person, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax (including taxes under former Code Section 59A), escheat payments or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity.
“Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.
“Tax Sharing Arrangement” means any written or unwritten agreement or arrangement providing for the allocation or payment of Tax liabilities or payment for Tax benefits between or among members of any group of corporations filing Tax Returns that files, will file, or has filed Tax Returns on a combined, consolidated or unitary basis.
“Taxable REIT Subsidiary” means any Person that is a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code.
“Treasury Regulations” means the Treasury regulations promulgated under the Code.
“Voting Debt” of any Person, means any bonds, debentures, notes or other Indebtedness of such Person or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of shares in the capital stock of such Person or holders of equity interests in such Person may vote.
“Willful Breach” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, and such action or failure to take action was undertaken with actual knowledge that the taking of such action or the failure to act would reasonably be expected to cause a material breach of this Agreement.
Section 9.6Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Acceptable Courts”	Section 9.11(b)
“Acquired Company” and “Acquired Companies”	Section 3.1(a)
“Acquired Company Organizational Documents”	Section 6.4(a)
“Advisor”	Recitals
“Agreement”	Preamble
“Articles of Amendment”	Recitals
“Articles of Merger”	Section 1.3
“Cash Merger Consideration”	Section 2.1(a)(iii)
“Class A Cash Merger Consideration”	Section 2.1(a)(i)
“Class A Exchange Ratio”	Section 2.1(a)(i)
“Class A Merger Consideration”	Section 2.1(a)(i)
“Class A Stock Merger Consideration”	Section 2.1(a)(i)

“Class I Cash Merger Consideration”	Section 2.1(a)(iii)
“Class I Exchange Ratio”	Section 2.1(a)(iii)
“Class I Merger Consideration”	Section 2.1(a)(iii)
“Class I Stock Merger Consideration”	Section 2.1(a)(iii)
“Class T Cash Merger Consideration”	Section 2.1(a)(ii)
“Class T Exchange Ratio”	Section 2.1(a)(ii)
“Class T Merger Consideration”	Section 2.1(a)(ii)
“Class T Stock Merger Consideration”	Section 2.1(a)(ii)
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“Company”	Preamble
“Company Acquisition Agreement”	Section 5.3(a)
“Company Adverse Recommendation Change”	Section 5.3(c)
“Company Board of Directors”	Recitals
“Company Board Recommendation”	Recitals
“Company Charter Amendment”	Recitals
“Company Class A Shares”	Recitals
“Company Class I Shares”	Recitals
“Company Class T Shares”	Recitals
“Company Common Stock”	Recitals
“Company Disclosure Letter”	Article III
“Company Financial Statements”	Section 3.7(a)
“Company Intervening Event Notice Period”	Section 5.3(f)
“Company Operating Partnership”	Definition of Advisory Agreement
“Company SEC Documents”	Section 3.7
“Company Shares”	Recitals
“Company Subsidiary”	Section 3.1(a)
“D&O Indemnified Parties”	Section 6.4(a)
“D&O Indemnifying Parties”	Section 6.4(a)
“D&O Tail Policy”	Section 6.4(c)
“Debt Payoff Proceeds”	Section 6.2(e)
“Disclosure Letters”	Article IV
“Election”	Section 2.1(b)(i)
“Election Form”	Section 2.1(b)(ii)
“Escrow Agent”	Section 8.2(d)(ii)
“Escrow Agreement”	Section 8.2(d)(ii)
“Exchange Fund”	Section 2.2(a)
“Exchange Ratios”	Section 2.1(a)(iii)
“Expense Reimbursement”	Section 8.2(d)(i)
“Indemnification Agreements”	Section 6.4(a)
“Material PECO Lease”	Section 4.12(f)
“Merger”	Recitals
“Merger Consideration”	Section 2.1(a)(iii)
“Merger Effective Time”	Section 1.3
“Merger Sub”	Preamble
“MGCL”	Recitals

“MLLCA”	Recitals
“Offering”	Section 6.10
“Other Party”	Section 6.5
“Participating Party”	Section 6.5
“Party” and “Parties”	Preamble
“PECO”	Preamble
“PECO Board of Directors”	Recitals
“PECO Contracts”	Section 4.12
“PECO Corporate Debt”	Section 4.10(b)
“PECO Disclosure Letter”	Article IV
“PECO Entity” and “PECO Entities”	Section 4.1
“PECO Expense Amount”	Section 8.2(b)
“PECO Financial Statements”	Section 4.7(a)
“PECO OP”	Preamble
“PECO Parties”	Preamble
“PECO Permits”	Section 4.13
“PECO Permitted Dividend”	Section 6.8
“PECO Real Property Debt”	Section 4.10(a)
“PECO SEC Documents”	Section 4.7
“PECO Sub REIT”	Section 4.15(c)
“PECO Subsidiary”	Section 4.1
“PECO-Approved Transaction”	Section 6.11
“Qualifying Income”	Section 8.2(d)(i)
“Relevant Date”	Section 4.11
“Sarbanes-Oxley Act”	Section 3.7
“SDAT”	Section 1.3
“Security Holder Litigation”	Section 6.5
“Stock Merger Consideration”	Section 2.1(a)(iii)
“Surviving Entity”	Section 1.1
“Takeover Statutes”	Section 3.10
“Termination Agreement”	Section 6.9
“Transactions”	Recitals
“Transfer Agent”	Section 2.1(b)(iii)
“Transfer Taxes”	Section 6.7(b)
“Wells Fargo Bank”	Definition of Company Loan Agreement

Section 9.7Interpretation. The headings contained herein and in any Exhibit or Schedule hereto, the table of contents hereto and the index of defined terms are for reference purposes only and shall not affect in any way the meaning or interpretation hereof. Any disclosure set forth in any Schedule of a Disclosure Letter or otherwise shall be deemed set forth for purposes of any other Schedule to which such disclosure is relevant, but only to the extent that it is readily apparent on its face from the text of the disclosure made that such disclosure is relevant to such other Schedule. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part hereof as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit, but not otherwise defined therein, shall have the meaning as defined herein. When a reference is made herein to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns and shall be deemed to also include all direct and indirect Subsidiaries of such Person, unless otherwise indicated or the context otherwise requires. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. For all purposes of this Agreement, unless otherwise specified herein, (a) “or” shall be construed in the inclusive sense of “and/or”; (b) words (including capitalized terms defined herein) in the singular shall be construed to include the plural and vice versa and words (including capitalized terms defined herein) of one (1) gender shall be construed to include the other gender as the context requires; (c) the terms “hereof” and “herein” and words of similar import shall be construed to refer to this Agreement as a whole (including all the Exhibits and Schedules) and not to any particular provision of this Agreement; (d) all references herein to “$” or dollars shall refer to United States dollars; and (e) the terms “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation.” Each representation, warranty, covenant and agreement contained herein shall have independent significance. Accordingly, if any representation, warranty, covenant or agreement contained herein is breached, the fact that there exists another representation, warranty, covenant or agreement relating to the same subject matter (regardless of the relative levels of specificity) shall not detract from or mitigate the breach of the first representation, warranty, covenant or agreement. Whenever this Agreement requires any Acquired Company to take any action prior to the Closing, such requirement shall be deemed to involve an undertaking on the part of the Company to cause such Company Subsidiary thereof to take such action. Any agreement, consent or waiver of the Company required or contemplated in connection with this Agreement shall mean the agreement, consent or waiver of the Company acting through the Company Special Committee. Except to the extent a shorter time period is expressly set forth herein for a particular cause of action, actions hereunder may be brought at any time prior to the expiration of the longest time period permitted by Section 8106(c) of Title 10 of the Delaware Code. Any cause of action for breach of any representation, warranty or covenant contained herein shall accrue, and the statute of limitations period shall begin to run, upon the date of this Agreement. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 9.8Counterparts. This Agreement may be executed manually, electronically by email or by facsimile by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties.

Section 9.9Entire Agreement; Third-Party Beneficiaries.

(a)This Agreement (including the Company Disclosure Letter and the PECO Disclosure Letter) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof.

(b)Except (i) as expressly provided in Section 6.4 and (ii) the right of the former holders of Company Common Stock to receive, from and after the Merger Effective Time, the applicable Merger Consideration in accordance with Section 2.2 (subject to Section 2.1(a), Section 2.1(b), Section 2.1(c) and Section 2.4, as applicable), this Agreement (including the Company Disclosure Letter and the PECO Disclosure Letter) is not intended to confer upon any Person (other than the Parties) any rights or remedies hereunder.

Section 9.10Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger are fulfilled to the extent possible.

Section 9.11Governing Law; Jurisdiction.

(a)This Agreement, and all claims or causes of actions (whether at law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of Maryland without giving effect to conflicts of laws principles (whether of the State of Maryland or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Maryland).

(b)All Proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Circuit Court for Baltimore City, Maryland, or if jurisdiction over the matter is vested exclusively in federal courts, the United States District Court for the District of Maryland, and the appellate courts to which orders and judgments thereof may be appealed (collectively, the “Acceptable Courts”). In any such Proceeding, each of the parties further consents to the assignment of any Proceeding in the Circuit Court for Baltimore City, Maryland to the Business and Technology Case Management Program pursuant to Maryland Rule 16-205 (or any successor thereof). Each of the Parties hereby irrevocably and unconditionally (i) submits to the exclusive jurisdiction of any Acceptable Court, for the purpose of any Proceeding arising out of or relating to this Agreement and the Transactions brought by any Party, (ii) agrees not to commence any such Proceeding except in such Acceptable Courts, (iii) agrees that any claim in respect of any such Proceeding may be heard and determined in any Acceptable Court, (iv) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in such Acceptable Courts, and (v) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in such Acceptable Courts. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

(c)Notwithstanding anything in this Agreement to the contrary, each Party hereby irrevocably and unconditionally agrees that it will not bring or support any Proceeding of any kind or description (whether at law, in contract or in tort) against any debt financing source in any way relating to this Agreement, including any dispute arising out of or relating in any way to any debt commitment letter, third party debt financing or the performance thereof, in any forum other than a court of competent jurisdiction sitting in the Borough of Manhattan of the City of New York, whether a state or federal court, and that the provisions of Section 9.12 relating to the waiver of jury trial shall apply to any such Proceeding.

Section 9.12Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties, except that PECO and PECO OP may assign, in their sole discretion and without the consent of any other Party, any or all of their rights, interests and obligations hereunder to any of their lenders or other financing sources from time to time as collateral security. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.14Enforcement; Remedies.

(a)Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except as set forth in this Section 9.14, including the limitations set forth in Section 9.14(c), it is agreed that prior to the termination of this Agreement pursuant to Article VIII, the non-breaching Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any other Party and to specifically enforce the terms and provisions of this Agreement.

(c)The Parties’ right of specific enforcement is an integral part of the Transactions and each Party hereby waives any objections to the grant of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by any other Party (including any objection on the basis that there is an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity), and each Party shall be entitled to an injunction or injunctions and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 9.14. In the event any Party seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, such Party shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 9.14.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, PECO, PECO OP, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

PECO:

PHILLIPS EDISON & COMPANY, INC., a Maryland corporation

By:    /s/ Jeffrey S. Edison
Name: Jeffrey S. Edison
Title: Chief Executive Officer

PECO OP:

PHILLIPS EDISON GROCERY CENTER OPERATING PARTNERSHIP I, L.P., a Delaware limited partnership

By: Phillips Edison Grocery Center OP GP I LLC, a Delaware limited liability company and its general partner

By:    /s/ Jeffrey S. Edison
Name: Jeffrey S. Edison
Title: Chief Executive Officer

MERGER SUB:

REIT MERGER SUB, LLC, a Maryland limited liability company

By: Phillips Edison Grocery Center Operating Partnership I, L.P., a Delaware limited partnership and its sole member

By: Phillips Edison Grocery Center OP GP I LLC, a Delaware limited liability company and its general partner

By:    /s/ Jeffrey S. Edison
Name: Jeffrey S. Edison
Title: Chief Executive Officer

COMPANY:

PHILLIPS EDISON GROCERY CENTER REIT III, INC., a Maryland corporation

By:    /s/ R. Mark Addy
Name: R. Mark Addy
Title: President and Chief Operating Officer

Exhibit A

Articles of Amendment

ARTICLES OF AMENDMENT
OF
PHILLIPS EDISON GROCERY CENTER REIT III, INC.

Phillips Edison Grocery Center REIT III, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The charter of the Corporation (the “Charter”) is hereby amended by deleting the terms “Roll-Up Entity” and “Roll-Up Transaction” and the definitions thereof from Article IV of the Charter.

SECOND: The Charter is hereby further amended by deleting the existing Section 9.14 (“Limitations on Roll-Up Transactions”) of the Charter in its entirety.

THIRD: The foregoing amendments to the Charter were declared advisable by the Board of Directors of the Corporation and approved by the stockholders of the Corporation as required by law.

FOURTH: The undersigned President acknowledges these Articles of Amendment to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned President acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by its President and attested to by its Secretary on this ______ day of ______ 2019.

ATTEST:	PHILLIPS EDISON GROCERY CENTER REIT III, INC.

Name: John Caulfield	Name: R. Mark Addy
Title: Secretary	Title: President

Exhibit B

Form of REIT Opinion of Goodwin Procter LLP
As of [], 2019

Phillips Edison Grocery Center REIT III, Inc.
The Special Committee of the Board of Directors
11501 Northlake Drive
Cincinnati, Ohio 45249

Ladies and Gentlemen:
We have acted as counsel for Phillips Edison & Company, Inc., a Maryland corporation (the “Company”), in connection with the merger (the “Merger”) of Phillips Edison Grocery Center REIT III, Inc., a Maryland corporation (“Target”), with and into REIT Merger Sub, LLC, a Maryland limited liability company (“Merger Sub”) and wholly owned subsidiary of Phillips Edison Grocery Center Operating Partnership I, L.P., a Delaware limited partnership (the “Operating Partnership”), pursuant to that certain Agreement and Plan of Merger entered into as of September 3, 2019, by and among the Company, the Operating Partnership, Merger Sub and the Target, including any schedules and exhibits thereto and as amended prior to the date hereof (the “Merger Agreement”).

We are providing this opinion letter to you in connection with the Merger in accordance with Section 7.3(d) of the Merger Agreement. This opinion letter relates to the Company’s qualification for U.S. federal income tax purposes as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), for taxable years commencing with the Company’s taxable year ended December 31, 2010.

In rendering the following opinions, we have reviewed and relied upon the Articles of Amendment and Restatement of the Company, the Bylaws of the Company, and the Limited Partnership Agreement of the Operating Partnership, in each case as amended or amended and restated, and as in effect through the date hereof (the “Organizational Documents”). For purposes of this opinion letter, we have assumed (i) the genuineness of all signatures on documents we have examined, (ii) the authenticity of all documents submitted to us as originals, (iii) the conformity to the original documents of all documents submitted to us as copies, (iv) the conformity to the original documents of copies obtained by us from filings with the Securities and Exchange Commission, (v) the conformity, to the extent relevant to our opinions, of final documents to all documents submitted to us as drafts, (vi) the authority and capacity of the individual or individuals who executed any such documents on behalf of any person, (vii) due execution and delivery of all such documents by all the parties thereto, (viii) the compliance of each party with all material provisions of such documents, and (ix) the accuracy and completeness of all records made available to us.

We also have reviewed and relied upon the representations and covenants of the Company and the Operating Partnership contained in a letter that they provided to us in connection with the preparation of this opinion letter (the “REIT Certificate”) regarding the formation, organization, ownership and operations of the Company and the Operating Partnership, and other matters affecting the Company’s ability to qualify as a REIT. We assume that each of the representations and covenants in the REIT Certificate has been, is and will be true, correct and complete, that the Company and its subsidiaries have been, are and will be owned and operated in accordance with the REIT Certificate and that all representations and covenants that speak to the best of knowledge and belief (or mere knowledge and/or belief) of any person(s) or party(ies), or are subject to similar qualification, have been, are and will continue to be true, correct and complete as if made without such qualification. To the extent such representations and covenants speak to the intended (or future) ownership or operations of any entity, we assume that such entity will in fact be owned and operated in accordance with such stated intent.

Based upon the foregoing and subject to the limitations set forth herein, we are of the opinion that:

i.	Commencing with its taxable year ended December 31, 2010, the Company has been organized in conformity with the requirements for qualification and taxation as a REIT under the Code; and

ii.
The Company’s prior, current and proposed ownership, organization, distributions and method of operations as described in the REIT Certificate have allowed and will continue to allow the Company to satisfy the requirements for qualification and taxation as a REIT under the Code commencing with its taxable year ended December 31, 2010.

*    *    *    *    *
We express no opinion other than the opinions expressly set forth herein. Our opinions are not binding on the Internal Revenue Service (the “IRS”) or a court. The IRS may disagree with and challenge our conclusions, and a court could sustain such a challenge. Our opinions are based upon the Code, the Income Tax Regulations and Procedure and Administration Regulations promulgated thereunder and existing administrative and judicial interpretations thereof (including the practices and policies of the IRS in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as in effect as of the date of this opinion letter or, to the extent different and relevant for a prior taxable year or other period, as in effect for the applicable taxable year or period. Changes in applicable law could cause the U.S. federal income tax treatment of the Company to differ materially and adversely from the treatment described herein.
In rendering our opinions, we have relied solely on the Organizational Documents, the REIT Certificate, and the assumptions set forth herein. For purposes of our opinions, we have not investigated or verified the accuracy of any of the representations in the REIT Certificate or any of our assumptions set forth herein. We also have not investigated or verified the ability of the Company and its subsidiaries to operate in compliance with the REIT Certificate or our assumptions. Differences between the actual ownership and operations of such entities and the prior, proposed and intended ownership and operations described in the REIT Certificate or our assumptions could result in U.S. federal income tax treatment of the Company that differs materially and adversely from the treatment described herein. The Company’s actual qualification as a REIT depends on the Company meeting and having met, in its actual ownership and operations, the applicable asset composition, source of income, shareholder diversification, distribution and other requirements of the Code necessary for a corporation to qualify as a REIT. We will not monitor actual results or verify the Company’s compliance with the requirements for qualification and taxation as a REIT, and no assurance can be given that the actual ownership and operations of the Company and its affiliates have satisfied or will satisfy those requirements.

Our opinions do not preclude the possibility that the Company may need to utilize one or more of the various “savings provisions” under the Code and the regulations thereunder that would permit the Company to cure certain violations of the requirements for qualification and taxation as a REIT. Utilizing such savings provisions could require the Company to pay significant penalty or excise taxes and/or interest charges and/or make additional distributions to shareholders that the Company otherwise would not make.
This opinion letter speaks only as of the date hereof, and we undertake no obligation to update this opinion letter or to notify any person of any changes in facts, circumstances or applicable law (including without limitation any discovery of any facts that are inconsistent with the REIT Certificate or our assumptions).

Very truly yours,

/s/ Goodwin Procter LLP

Goodwin Procter LLP

Exhibit C

Knowledge Persons of the Company

1.	Jeffrey Edison

2.	Devin Murphy

3.	Robert Myers

4.	Mark Addy

5.	Tanya Brady

Exhibit D

Knowledge Persons of PECO

1.	Jeffrey Edison

2.	Devin Murphy

3.	Robert Myers

4.	Mark Addy

5.	Tanya Brady

ANNEX B
ARTICLES OF AMENDMENT
OF
PHILLIPS EDISON GROCERY CENTER REIT III, INC.

Phillips Edison Grocery Center REIT III, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The charter of the Corporation (the “Charter”) is hereby amended by deleting the terms “Roll-Up Entity” and “Roll-Up Transaction” and the definitions thereof from Article IV of the Charter.

SECOND: The Charter is hereby further amended by deleting the existing Section 9.14 (“Limitations on Roll-Up Transactions”) of the Charter in its entirety.

THIRD: The foregoing amendments to the Charter were declared advisable by the Board of Directors of the Corporation and approved by the stockholders of the Corporation as required by law.

FOURTH: The undersigned President acknowledges these Articles of Amendment to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned President acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by its President and attested to by its Secretary on this ______ day of ______ 2019.

ATTEST:	PHILLIPS EDISON GROCERY CENTER REIT III, INC.

Name: John Caulfield	Name: R. Mark Addy
Title: Secretary	Title: President

B-1

ANNEX C
Phillips Edison & Company, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the Year Ended December 31, 2018
Phillips Edison & Company, Inc. is sometimes referred to in this section as “we,” “us” or “our.” The following discussion and analysis should be read in conjunction with PECO’s accompanying consolidated financial statements on pages F-2 to F-7 and notes thereto. References to “Notes” in this section are to the notes on pages F-8 to F-37. See also “Cautionary Note Regarding Forward-Looking Statements” on page 34.
Overview
We are one of the nation’s largest owners and operators of grocery-anchored shopping centers. The majority of our revenues are lease revenues derived from our real estate investments. Additionally, we operate an investment management business providing property management and advisory services to approximately $680 million of third-party assets. This business provides comprehensive real estate and asset management services to (i) Phillips Edison Grocery Center REIT III, Inc. (“PECO III”), a non-traded publicly registered REIT; (ii) three institutional joint ventures, and (iii) one private fund (“Managed Funds”).
Below are statistical highlights of our portfolio:

	Total Portfolio as of December 31, 2018	Property Acquisitions During the Year Ended December 31, 2018(1)
Number of properties	303	91
Number of states	32	24
Total square feet (in thousands)	34,352	10,886
Leased occupancy %	93.2%	94.0%
Average remaining lease term (in years)(2)	4.9	5.2

(1)	Property acquisitions include the 86 properties acquired as part of the Merger.

(2)	The average remaining lease term in years excludes future options to extend the term of the lease.
The following describes how we continued our strategic plans that include achieving superior results:

•
Completed a $1.9 billion merger with REIT II, a public non-traded REIT that was previously advised and managed by us, which grew our portfolio by 86 wholly-owned grocery-anchored shopping centers and a joint venture

•	Formed the GRP I joint venture with Northwestern Mutual, investing in 17 grocery-anchored shopping centers valued at $359 million

•	Together, PECO and REIT II surpassed $1.0 billion of cumulative stockholder distributions as of December 31, 2018

•	Net income totaled $47.0 million for the year ended December 31, 2018

•	FFO per diluted share increased to $0.65 from $0.43; total FFO represented 101.8% of total distributions made during the year

•	MFFO per diluted share increased 7.8% to $0.69; total MFFO represented 108.5% of total distributions made during the year

•	Pro forma same-center NOI increased 3.7% to $325.5 million

•	Executed 0.7 million square feet of new leases and 2.8 million square feet of renewal leases, with comparable rent spreads of 14.6% and 6.7%, respectively

•
Acquired five grocery-anchored shopping centers for a total cost of $97.9 million and realized $78.7 million of net proceeds from the sale of eight properties (excluding the merger and joint venture activity described above)

•
Further enhanced our balance sheet by recapitalizing a significant portion of our debt, reduced our interest rate spreads on several loans, and increased PECO’s weighted average loan maturity to 4.9 years. Highlights include:

◦	We used proceeds from the GRP I joint venture to pay down $130 million of outstanding debt to reduce our leverage.

◦
At the closing of the Merger, we entered into two new unsecured term loans totaling $400 million and exercised an accordion feature for $217.5 million on an existing unsecured term loan. The weighted average term of the $617.5 million of new unsecured debt is 5.6 years as of December 31, 2018.

◦	We have no unsecured loan maturities until 2021, including extension options.

◦
We reduced our interest rate spreads by 5 basis points, subject to our leverage levels, on $400 million of unsecured term loans as compared to a previous term loan, and reduced our interest rate spread by 10 basis points, subject to our leverage levels, on $255 million of an existing unsecured term loan.

Leasing Activity—The average rent per square foot and cost of executing leases fluctuates based on the tenant mix, size of the leased space, and lease term. Leases with national and regional tenants generally require a higher cost per square foot than those with local tenants. However, generally such tenants will also pay for a longer term.
Below is a summary of leasing activity for the years ended December 31, 2018 and 2017:

	Total Deals (1)		Inline Deals(1)(2)
	2018(3)	2017(4)	2018(3)	2017(4)
New leases:
Number of leases	254	185	245	179
Square footage (in thousands)	730	547	562	382
First-year base rental revenue (in thousands)	$11,340	$8,108	$9,876	$6,762
Average rent per square foot (“PSF”)	$15.53	$14.81	$17.57	$17.69
Average cost PSF of executing new leases(5)	$27.91	$27.03	$27.39	$28.11
Number of comparable leases(6)	85	64	83	63
Comparable rent spread(7)	14.6%	15.9%	11.5%	13.5%
Weighted average lease term (in years)	7.2	7.9	6.9	7.0
Renewals and options:
Number of leases	508	369	453	334
Square footage (in thousands)	2,792	1,977	1,025	676
First-year base rental revenue (in thousands)	$34,618	$25,196	$19,483	$14,664
Average rent PSF	$12.40	$12.75	$19.02	$21.68
Average rent PSF prior to renewals	$11.64	$11.74	$17.36	$19.42
Percentage increase in average rent PSF	6.6%	8.5%	9.5%	11.6%
Average cost PSF of executing renewals and options	$2.81	$3.12	$4.51	$4.80
Number of comparable leases	370	278	349	266
Comparable rent spread	6.7%	13.3%	9.8%	13.6%
Weighted average lease term (in years)	5.1	5.2	5.0	5.1
Portfolio retention rate(8)	83.2%	93.8%	77.9%	85.9%

(1)	Per square foot amounts may not recalculate exactly based on other amounts presented within the table due to rounding.

(2)	We consider an inline deal to be a lease for less than 10,000 square feet of gross leasable area.

(3)	Leasing activity in 2018 only reflects activity for the REIT II properties from the date they were acquired, November 16, 2018.

(4)	Leasing activity in 2017 only reflects activity for the PELP properties from the date they were acquired, October 4, 2017.

(5)
The cost of executing new leases, renewals, and options includes leasing commissions, tenant improvement costs, landlord work, and tenant concessions. The costs associated with landlord work are excluded for repositioning and redevelopment projects, if any.

(6)
A comparable lease is a lease that is executed for the exact same space (location and square feet) in which a tenant was previously located. For a lease to be considered comparable, it must have been executed within 365 days from the earlier of legal possession or the day the prior tenant physically vacated the space.

(7)	The comparable rent spread compares the first year ABR of a new lease over the last year ABR of the prior lease of a unit that was occupied within the past twelve months.

(8)	The portfolio retention rate is calculated by dividing (a) total square feet of retained tenants with current period lease expirations by (b) the square feet of leases expiring during the period.
Results of Operations
Due to the timing of the closing of the Merger and the PELP transaction, there is no financial data related to the properties and investment management business acquired in those transactions included in our results of operations prior to their closings on November 16, 2018 and October 4, 2017, respectively. Therefore, the results of those properties and entities prior to those dates are not comparable to previous periods.

Summary of Operating Activities for the Years Ended December 31, 2018 and 2017

			Favorable (Unfavorable) Change
(dollars in thousands, except per share amounts)	2018	2017	$	%
Operating Data:
Total revenues	$430,392	$311,543	$118,849	38.1%
Property operating expenses	(77,209)	(53,824)	(23,385)	(43.4)%
Real estate tax expenses	(55,335)	(43,456)	(11,879)	(27.3)%
General and administrative expenses	(50,412)	(36,878)	(13,534)	(36.7)%
Vesting of Class B units	—	(24,037)	24,037	NM
Termination of affiliate arrangements	—	(5,454)	5,454	NM
Depreciation and amortization	(191,283)	(130,671)	(60,612)	(46.4)%
Impairment of real estate assets	(40,782)	—	(40,782)	NM
Interest expense, net	(72,642)	(45,661)	(26,981)	(59.1)%
Gain on sale or contribution of property, net	109,300	1,760	107,540	NM
Transaction expenses	(3,331)	(15,713)	12,382	78.8%
Other (expense) income, net	(1,723)	673	(2,396)	NM
Net income (loss)	46,975	(41,718)	88,693	NM
Net (income) loss attributable to noncontrolling interests	(7,837)	3,327	(11,164)	NM
Net income (loss) attributable to stockholders	$39,138	$(38,391)	$77,529	NM
Below are explanations of the significant fluctuations in our results of operations for the years ended December 31, 2018, and 2017.

Change related to the timing of the PELP transaction	Change related to our management company and corporate operations for comparable periods presented

Change related to our properties acquired in the Merger	Change related to our same-center portfolio

Change related to property activity since January 1, 2017, exclusive of the PELP transaction and the Merger

Total Revenues

•	$91.0 million was related to the acquisition of properties from the PELP transaction, of which $27.1 million is attributed to the third-party management business and captive insurance company.

•
$18.4 million was related to the Merger, which includes $20.7 million related to the 86 properties acquired, which is partially offset by a reduction of $2.3 million in management fee revenue previously received from the acquired properties.

•
$3.0 million was related to the properties acquired before January 1, 2017, outside of the PELP transaction and the Merger (“same-center portfolio”). The increase was driven by a $0.19 increase in rental rate, which is a combination of renewals of expiring leases and positive new leasing spreads.

•
$6.1 million was the net impact of property activity since January 1, 2017, which are assets not included in the same-center portfolio. This includes 13 properties acquired and 9 properties disposed of during the period. Also included are the 17 properties contributed or sold to GRP I, as well as the acquired PELP properties during the comparable periods presented.

Vesting of Class B Units

•
The $24.0 million expense in 2017 resulted from the PELP transaction and was a combination of the vesting of 2.8 million Class B units as well as the reclassification of previous distributions on those Class B units to noncontrolling interests. The vesting of the Class B units was a non-cash expense of $27.6 million for asset management services rendered between December 2014 and September 2017. Distributions paid on these units totaled $3.6 million over this time period and were reclassified from the 2017 consolidated statement of operations and reflected as distributions from equity.

Termination of Affiliate Arrangements

•
The $5.5 million of expense in 2017 was related to the redemption of unvested Class B units at the estimated value per share on the date of termination that had been earned by our former advisor for historical asset management services (see Note 13).

Depreciation and Amortization

•
The $60.6 million increase in depreciation and amortization included a $50.8 million increase related to the total fair value of the 76 properties and the management contracts acquired in the PELP transaction.

•	The increase also included $10.0 million of expense related to the total base value of 86 properties acquired in the Merger.

•
The increase also included a $1.8 million net increase related to property acquired in the PELP transaction, as well as 13 properties acquired outside of the PELP transaction since January 1, 2017, offset by the 17 properties contributed or sold to GRP I, as well as nine properties sold outside of GRP I since January 1, 2017.

•	These amounts were offset by a $2.0 million decrease attributed to certain intangible lease assets becoming fully amortized on our same-center portfolio.
Impairment of Real Estate Assets

•
During the year ended December 31, 2018, we recognized impairment charges totaling $40.8 million associated with eleven properties where the book value exceeded the estimated fair value, of which two properties were sold and nine properties were determined to be impaired based upon operational factors during the year ended December 31, 2018. See Note 18 for more details.

Interest Expense, Net
•The $27.0 million increase was related to $464.5 million of debt assumed and new debt entered into in connection with the Merger. Interest expense, net was comprised of the following for the years ended December 31, 2018 and 2017 (dollars in thousands):

	Twelve Months Ended December 31,
	2018	2017
Interest on revolving credit facility	$2,261	$6,195
Interest on term loans, net	41,190	22,073
Interest on mortgages	24,273	13,919
Amortization and write-off of deferred financing expenses and assumed market debt and derivative adjustments, net	4,918	3,474
Interest expense, net	$72,642	$45,661

Weighted-average interest rate as of end of period	3.5%	3.4%
Weighted-average term (in years) as of end of period	4.9	5.5
Gain on Sale or Contribution of Property, Net

•
The $107.5 million increase was related to the sale or contribution of 25 properties during the year ended December 31, 2018 (see Notes 5 and 6), as compared to the sale of one property during the year ended December 31, 2017.

Transaction Expenses

•
Transaction expenses include third-party professional fees, such as financial advisory, consulting, accounting, legal, and tax fees necessary to complete such transactions. The $12.4 million decrease in transaction expenses was primarily driven by the business combination treatment of the PELP transaction (see Note 4) and related costs of $15.7 million incurred in 2017, as compared to the asset acquisition treatment related to the Merger (see Note 3) in 2018 which allowed for the capitalization of transaction expenses.

•
This decrease is offset by non-capitalizable costs incurred in 2018 of $1.8 million related to the formation of the GRP I joint venture, $0.8 million related to the Merger, and $0.7 million related to other property acquisitions (see Notes 3 and 6).

Other (Expense) Income, Net

•	The $2.4 million change was partially due to a $1.5 million expense to increase the fair value of our earn-out liability in 2018 (see Note 18).

•	The change also included a $0.5 million reduction in gains recognized from the sale of land.

Summary of Operating Activities for the Years Ended December 31, 2017 and 2016

			Favorable (Unfavorable) Change
(in thousands, except per share amounts)	2017	2016	$	%
Operating Data:
Total revenues	$311,543	$257,730	$53,813	20.9%
Property operating expenses	(53,824)	(41,890)	(11,934)	(28.5)%
Real estate tax expenses	(43,456)	(36,627)	(6,829)	(18.6)%
General and administrative expenses	(36,878)	(37,607)	729	1.9%
Vesting of Class B units	(24,037)	—	(24,037)	NM
Termination of affiliate arrangements	(5,454)	—	(5,454)	NM
Depreciation and amortization	(130,671)	(106,095)	(24,576)	(23.2)%
Interest expense, net	(45,661)	(32,458)	(13,203)	(40.7)%
Transaction expenses	(15,713)	—	(15,713)	NM
Gain on the sale of property, net	1,760	4,732	(2,972)	(62.8)%
Other income, net	673	1,258	(585)	NM
Net (loss) income	(41,718)	9,043	(50,761)	NM
Net loss (income) attributable to noncontrolling interests	3,327	(111)	3,438	NM
Net (loss) income attributable to stockholders	$(38,391)	$8,932	$(47,323)	NM

Net (loss) income per share—basic and diluted	$(0.21)	$0.05	$(0.26)	NM

Below are explanations of the significant fluctuations in our results of operations for the years ended December 31, 2017 and 2016.

Change related to the 76 properties and management company acquired from PELP	Change related to our properties acquired before January 1, 2017

Change related to properties acquired after December 31, 2016, exclusive of the PELP transaction, net of properties disposed of

Total Revenues

•
$29.2 million was related to the acquisition of PELP. This includes $21.2 million related to the acquisition of the 76 properties under PELP, as well as services provided to the Managed Funds including $4.0 million attributed to advisory agreements, inclusive of acquisition, disposition, and asset management fees, and $3.8 million attributed to property management agreements, inclusive of property management fees, leasing commissions, and construction management fees.

•	$21.4 million was related to 15 properties acquired after December 31, 2015, exclusive of the PELP transaction, net of two properties disposed of during each reporting period.

•
$3.2 million was related to the properties acquired before January 1, 2016, outside of the PELP transaction (“same-center portfolio”). The increase was driven by a $0.23 increase in minimum rent per square foot and a 0.9% increase in occupancy.

General and Administrative Expenses

•
The increase in general and administrative expenses, as shown in the chart above, is primarily driven by the acquisition of the management company during the PELP transaction. This resulted in additional employee compensation costs for managing the day-to-day affairs of the Managed Funds, identifying and making acquisitions and investments on their behalf, and recommending to the respective boards of directors an approach for providing investors of the Managed Funds with liquidity, offset by the elimination of the asset management fee.

•
This increase shown in the chart above is offset by $4.0 million in the capitalization of acquisition expenses recognized prior to January 1, 2017, directly related to asset acquisitions prior to that date, which was attributed to the implementation of ASU 2017-01 on January 1, 2017.

Vesting of Class B Units

•
The $24.0 million expense resulted from the PELP transaction and was a combination of the vesting of 2.8 million Class B units as well as the reclassification of previous distributions on those Class B units to noncontrolling interests. The vesting of the Class B units was a noncash expense of $27.6 million for asset management services rendered between December 2014 and September 2017. Distributions paid on these units totaled $3.6 million over this time period and have been reclassified from the 2017 consolidated statement of operations and reflected as distributions from equity instead.

Termination of Affiliate Arrangements

•
The $5.5 million expense was related to the redemption of unvested Class B units at the estimated value per share on the date of the termination, that had been earned by our former advisor for historical asset management services.

Depreciation and Amortization

•	The $24.6 million increase in depreciation and amortization included a $16.1 million increase related to the 76 properties and the management contracts acquired in the PELP transaction.

•
The increase included a $12.1 million increase related to properties acquired after December 31, 2015, excluding properties acquired in the PELP transaction, as well as properties classified as redevelopment.

•	The increase was offset by a $1.7 million decrease due to the disposition of two properties in December 2016 and October 2017.

•	The increase was also offset by a $1.8 million decrease attributed to certain intangible lease assets becoming fully amortized on our same-center portfolio.
Interest Expense, net

•
The $13.2 million increase was primarily due to additional borrowings on our revolving credit facility and new secured and unsecured term loan facilities entered into in 2017, including $485 million in new term loans that were entered into in order to extinguish the corporate debt from PELP in the PELP transaction.

Interest expense, net was comprised of the following for the years ended December 31, 2017 and 2016 (dollars in thousands):

	Twelve Months Ended December 31,
	2017	2016
Interest on revolving credit facility	$6,195	$3,932
Interest on term loans, net	22,073	12,287
Interest on mortgages	13,919	13,420
Amortization and write-off of deferred financing expenses and assumed market debt adjustments, net	3,474	2,819
Interest expense, net	$45,661	$32,458

Weighted-average interest rate as of end of period	3.4%	3.0%
Weighted-average term (in years) as of end of period	5.5	4.0
Transaction Expenses

•
The transaction expenses incurred resulted from costs related to the PELP transaction (see Note 4), primarily third-party professional fees, such as financial advisor, consulting, accounting, legal, and tax fees, as well as fees associated with obtaining lender consents necessary to complete the transaction.

Gain on the Sale of Property, net

•
The $3.0 million decrease in gain on the sale of property, net is related to a $1.8 million gain recognized on one property sold during the year ended December 31, 2017, as compared to a $4.7 million gain recognized on one property sold during the year ended December 31, 2016.

Other Income, Net

•
The $0.6 million decrease was largely due to a 2016 gain related to hedging ineffectiveness that is no longer realized due to our adoption of a new accounting standard in 2017, partially offset by a gain on the sale of land in 2018.

Non-GAAP Measures
Pro Forma Same-Center Net Operating Income—Same-Center NOI represents the NOI for the properties that were owned and operational for the entire portion of both comparable reporting periods. For purposes of evaluating Same-Center NOI on a comparative basis, and in light of the PELP transaction as well as the Merger, we are presenting Pro Forma Same-Center NOI, which is Same-Center NOI on a pro forma basis as if the PELP transaction and the Merger had occurred on January 1, 2017. This perspective allows us to evaluate Same-Center NOI growth over a comparable period. Pro Forma Same-Center NOI is not necessarily indicative of what actual Same-Center NOI and growth would have been if the PELP transaction and the Merger had occurred on January 1, 2017, nor does it purport to represent Same-Center NOI and growth for future periods.
Pro Forma Same-Center NOI highlights operating trends such as occupancy rates, rental rates, and operating costs on properties that were operational for both comparable periods. Other REITs may use different methodologies for calculating Same-Center NOI, and accordingly, our Pro Forma Same-Center NOI may not be comparable to other REITs.
Pro Forma Same-Center NOI should not be viewed as an alternative measure of our financial performance since it does not reflect the operations of our entire portfolio, nor does it reflect the impact of general and administrative expenses, acquisition expenses, depreciation and amortization, interest expense, other income, or the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties that could materially impact our results from operations.
The table below compares Pro Forma Same-Center NOI for the years ended December 31, 2018 and 2017 (dollars in thousands):

	2018	2017	$ Change	% Change
Revenues(1):
Rental income(2)	$348,765	$341,382	$7,383
Tenant recovery income	117,796	115,849	1,947
Other property income	2,193	2,130	63
Total revenues	468,754	459,361	9,393	2.0%
Operating expenses(1):
Property operating expenses	74,103	76,621	(2,518)
Real estate taxes	69,194	68,873	321
Total operating expenses	143,297	145,494	(2,197)	(1.5)%
Total Pro Forma Same-Center NOI	$325,457	$313,867	$11,590	3.7%

(1)
Adjusted for the same-center operating results of PELP and the Merger prior to the respective transaction dates for these periods. For additional information and details about the operating results of PELP and the Merger included herein, refer to the PELP and REIT II Same-Center NOI table below.

(2)	Excludes straight-line rental income, net amortization of above- and below-market leases, and lease buyout income.

Pro Forma Same-Center Net Operating Income Reconciliation—Below is a reconciliation of Net Income (Loss) to Pro Forma Same-Center NOI for the years ended December 31, 2018 and 2017 (in thousands):

	2018	2017
Net income (loss)	$46,975	$(41,718)
Adjusted to exclude:
Fees and management income	(32,926)	(8,156)
Straight-line rental income	(5,173)	(3,766)
Net amortization of above- and below-market leases	(3,949)	(1,984)
Lease buyout income	(519)	(1,321)
General and administrative expenses	50,412	36,878
Transaction expenses	3,331	15,713
Vesting of Class B units	—	24,037
Termination of affiliate arrangements	—	5,454
Depreciation and amortization	191,283	130,671
Impairment of real estate assets	40,782	—
Interest expense, net	72,642	45,661
Gain on sale or contribution of property, net	(109,300)	(1,760)
Other	1,389	(881)
Property management expense allocations to third-party assets under management	17,503	5,579
NOI for real estate investments	272,450	204,407
Less: NOI from centers excluded from same-center	(35,456)	(27,286)
NOI prior to October 4, 2017, from same-center properties acquired in the PELP transaction	—	38,354
NOI prior to November 16, 2018, from same-center properties acquired in the Merger	88,463	98,392
Total Pro Forma Same-Center NOI	$325,457	$313,867
Pro Forma Same-Center Properties—Below is a breakdown of our property count, including same-center properties by origin as well as non-same-center properties:

2018
Same-center properties owned since January 1, 2017	142
Same-center properties acquired in the PELP transaction	64
Same-center properties acquired in the Merger	74
Non-same-center properties	23
Total properties	303
PELP and REIT II Same-Center Net Operating Income—NOI from the PELP properties acquired prior to the PELP transaction and the REIT II properties prior to the Merger was obtained from the accounting records of PELP and REIT II without adjustment. The accounting records were subject to internal review by us. The table below provides Same-Center NOI detail for the non-ownership periods of PELP and REIT II. For PELP, this includes the period ended October 4, 2017. For REIT II, this includes the period ended November 16, 2018 and the year ended December 31, 2017 (in thousands):

	REIT II		PELP
	2018	2017	2017
Revenues:
Rental income(1)	$95,086	$106,572	$42,861
Tenant recovery income	35,925	39,574	12,153
Other property income	828	723	363
Total revenues	131,839	146,869	55,377
Operating expenses:
Property operating expenses	22,231	25,146	9,748
Real estate taxes	21,145	23,331	7,275
Total operating expenses	43,376	48,477	17,023
Total Same-Center NOI	$88,463	$98,392	$38,354

(1)	Excludes straight-line rental income, net amortization of above- and below-market leases, and lease buyout income.

Funds from Operations and Modified Funds from Operations—FFO is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. The National Association of Real Estate Investment Trusts (“NAREIT”) defines FFO as net income (loss) attributable to common stockholders computed in accordance with GAAP, excluding gains (or losses) from sales of property and gains (or losses) from change in control, plus depreciation and amortization, and after adjustments for impairment losses on depreciable real estate and impairments of in-substance real estate investments in investees that are driven by measurable decreases in the fair value of the depreciable real estate held by the unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. We calculate FFO Attributable to Stockholders and Convertible Noncontrolling Interests in a manner consistent with the NAREIT definition, with an additional adjustment made for noncontrolling interests that are not convertible into common stock.
MFFO is an additional performance financial measure used by us as FFO includes certain non-comparable items that affect our performance over time. We believe that MFFO is helpful in assisting management and investors with the assessment of the sustainability of operating performance in future periods. We believe it is more reflective of our core operating performance and provides an additional measure to compare our performance across reporting periods on a consistent basis by excluding items that may cause short-term fluctuations in net income (loss) but have no impact on cash flows.
FFO, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, and MFFO should not be considered alternatives to net income (loss) or income (loss) from continuing operations under GAAP, as an indication of our liquidity, nor as an indication of funds available to cover our cash needs, including our ability to fund distributions. MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate our business plan in the manner currently contemplated.
Accordingly, FFO, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, and MFFO should be reviewed in connection with other GAAP measurements, and should not be viewed as more prominent measures of performance than net income (loss) or cash flows from operations prepared in accordance with GAAP. Our FFO, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, and MFFO, as presented, may not be comparable to amounts calculated by other REITs.

The following table presents our calculation of FFO, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, and MFFO and provides additional information related to our operations (in thousands except per share amounts):

	2018	2017(1)	2016(1)
Calculation of FFO Attributable to Stockholders and Convertible Noncontrolling Interests
Net income (loss)	$46,975	$(41,718)	$9,043
Adjustments:
Depreciation and amortization of real estate assets	177,504	127,771	106,095
Impairment of real estate assets	40,782	—	—
Gain on sale or contribution of property, net	(109,300)	(1,760)	(4,732)
Adjustments related to unconsolidated joint ventures	560	—	—
FFO attributable to the Company	156,521	84,293	110,406
Adjustments attributable to noncontrolling interests not convertible into common stock	(299)	(143)	—
FFO attributable to stockholders and convertible noncontrolling interests	$156,222	$84,150	$110,406
Calculation of MFFO
FFO attributable to stockholders and convertible noncontrolling interests	$156,222	$84,150	$110,406
Adjustments:
Transaction and acquisition expenses	3,426	16,243	5,803
Straight-line rent	(5,112)	(3,729)	(3,512)
Net amortization of above- and below-market leases	(3,949)	(1,984)	(1,208)
Depreciation and amortization of corporate assets	13,779	2,900	—
Loss (gain) on extinguishment of debt, net	103	(572)	(63)
Amortization of market debt adjustment	(821)	(1,115)	(2,054)
Change in fair value of earn-out liability and derivatives	2,393	(201)	(1,510)
Noncash vesting of Class B units and termination of affiliate arrangements	—	29,491	—
Adjustments related to unconsolidated joint ventures	167	—	—
Other	232	—	—
MFFO	$166,440	$125,183	$107,862

FFO Attributable to Stockholders and Convertible Noncontrolling Interests/MFFO per share
Weighted-average common shares outstanding - diluted(2)	241,367	196,506	186,665
FFO Attributable to Stockholders and Convertible Noncontrolling Interests per share - diluted	$0.65	$0.43	$0.59
MFFO per share - diluted	$0.69	$0.64	$0.58

(1)	Certain prior period amounts have been reclassified to conform with current year presentation.

(2)
OP units and restricted stock awards were dilutive to FFO Attributable to Stockholders and Convertible Noncontrolling Interests and MFFO for the years ended December 31, 2018, 2017, and 2016, and, accordingly, were included in the weighted-average common shares used to calculate diluted FFO Attributable to Stockholders and Convertible Noncontrolling Interests/MFFO per share.

Liquidity and Capital Resources
General—Aside from standard operating expenses, we expect our principal cash demands to be for:

•	cash distributions to stockholders;

•	repurchases of common stock;

•	capital expenditures and leasing costs;

•	investments in real estate;

•	redevelopment and repositioning projects; and

•	principal and interest payments on our outstanding indebtedness.
We expect our primary sources of liquidity to be:

•	operating cash flows;

•	proceeds received from dispositions of properties;

•	reinvested distributions;

•	proceeds from debt financings, including borrowings under our unsecured credit facility;

•	distributions received from joint ventures; and

•	available, unrestricted cash and cash equivalents.
We believe our sources of cash will provide adequate liquidity to fund our obligations.
On November 16, 2018, we completed the Merger in a 100% stock-for-stock transaction valued at approximately $1.9 billion, in which we assumed debt with a fair value of approximately $464.5 million and repaid $357.4 million of REIT II’s debt. We issued 2.04 shares of our common stock in exchange for each issued and outstanding share of REIT II common stock, which was equivalent to $22.54 per share based on our most recent EVPS, at the time of the Merger, of $11.05 (see Note 3).
On November 9, 2018, we entered into an agreement with Northwestern Mutual, one of the nation’s largest and most experienced commercial real estate investors, creating GRP I. Under the terms of the GRP I joint venture, Northwestern Mutual acquired an 85% ownership interest in 17 high-quality grocery anchored shopping centers, previously owned and operated by us, with a fair value of approximately $359 million. We maintain a 15% ownership interest in the portfolio while providing asset management and property management services to GRP I. As a part of the transaction, GRP I assumed an existing portfolio mortgage loan of $175 million, for which we assume the obligation of limited guarantor. Our guarantee is limited to being the non-recourse carveout guarantor and the environmental indemnitor. We entered into a separate agreement with Northwestern Mutual in which we agree to apportion any potential liability under this guaranty between us and them based on our ownership percentage.
On October 4, 2017, we completed the PELP transaction. Under the terms of the agreement, we issued 39.4 million OP units valued at approximately $401.6 million, assumed $72.6 million of mortgages and notes payable, refinanced $432.1 million of PELP’s corporate level debt at closing, and paid approximately $30.4 million in cash (see Note 4).
Debt—The following table summarizes information about our debt as of December 31, 2018 and 2017 (dollars in thousands):

	December 31, 2018	December 31, 2017
Total debt obligations, gross	$2,461,438	$1,817,786
Weighted average interest rate	3.5%	3.4%
Weighted average maturity	4.9	5.5

Revolving credit facility capacity	$500,000	$500,000
Revolving credit facility availability(1)	426,182	437,972
Revolving credit facility maturity(2)	October 2021	October 2021

(1)	Net of outstanding letters of credit.

(2)	The revolving credit facility has an additional option to extend the maturity to October 2022.

In connection with the Merger, we assumed from REIT II unsecured term loans and secured mortgage debt with a combined fair value of $464.5 million, and refinanced $548.3 million of debt. At the closing of the Merger, we established two term loans for $300 million and $100 million maturing in November 2023 and May 2024, respectively. We also exercised an accordion feature on an existing term loan, adding $217.5 million in new debt maturing in May 2025, $60 million of which is available via delayed draw feature. These funds from these financings were used at the time of closing to pay down REIT II’s remaining debt, which included a $158.3 million revolving credit facility, a $185 million term loan maturing in July 2019, as well as a partial pay down of $14.1 million on a term loan at closing. Funds from the financing were also used to refinance a $175 million PECO term loan maturing February 2020 and to pay down PECO’s existing revolving credit facility.
Proceeds from the GRP I joint venture were used to pay down a $100 million term loan maturing in February 2019 and the outstanding balance on the revolver.
Our debt is subject to certain covenants, and, as of December 31, 2018, we were in compliance with the restrictive covenants of our outstanding debt obligations. We expect to continue to meet the requirements of our debt covenants over the short- and long-term. Our debt to total enterprise value and debt covenant compliance as of December 31, 2018 allows us access to future borrowings as needed.
The following table presents our calculation of net debt to total enterprise value as of December 31, 2018 and 2017 (dollars in thousands):

	2018	2017
Net debt:
Total debt, excluding below-market adjustments and deferred financing expenses	$2,461,438	$1,817,786
Less: Cash and cash equivalents	16,791	5,716
Total net debt	$2,444,647	$1,812,070
Enterprise Value:
Total net debt	$2,444,647	$1,812,070
Total equity value(1)	3,583,029	2,526,557
Total enterprise value	$6,027,676	$4,338,627

Net debt to total enterprise value	40.6%	41.8%
(1) Total equity value is calculated as the product of the number of diluted shares outstanding and the EVPS at the end of the period. There were 324.6 million and 229.7 million diluted shares outstanding as of December 31, 2018 and 2017, respectively.
Cash Flow Activities—As of December 31, 2018, we had cash and cash equivalents and restricted cash of $84.3 million, a net cash increase of $56.9 million during the year ended December 31, 2018.
Below is a summary of our cash flow activity for the years ended December 31, 2018 and 2017 (dollars in thousands):

	2018	2017	$ Change	% Change
Net cash provided by operating activities	$153,291	$108,861	$44,430	40.8%
Net cash used in investing activities	(258,867)	(640,742)	381,875	(59.6)%
Net cash provided by financing activities	162,435	509,380	(346,945)	(68.1)%
Operating Activities—Our net cash provided by operating activities was primarily impacted by the following:

•
Property operations—Most of our operating cash comes from rental and tenant recovery income, offset by cash outflows for property operating expenses, real estate taxes, and general and administrative costs. Our change in cash flows from property operations primarily results from owning a larger portfolio year-over-year, as well as a 3.7% increase in Pro Forma Same-Center NOI.

•
Fee and management income—Following the completion of the PELP transaction, we also generate operating cash from our third-party investment management business, offset by the operational costs of the business. Our fee and management income was $32.9 million for the year ended December 31, 2018 as compared to $8.2 million for the year ended December 31, 2017. The increase is due to a full year of our internalized investment management business.

•	Cash paid for interest—During the year ended December 31, 2018, we paid $67.6 million for interest, an increase of $28.1 million over the same period in 2017.

•
Working capital—During the year ended December 31, 2018, aside from timing differences, payables increased primarily due to higher real estate taxes and employee compensation as a result of owning more properties and additional administrative costs from having a full year of operations related to the properties and management company acquired in the PELP transaction, partially offset by an increase in deferred revenue and a decrease in receivables from affiliates.

•
Other—Our transaction costs in 2018 were lower than 2017 partially as a result of the capitalization of certain transaction costs as part of the Merger due to its treatment as an asset acquisition. In addition, we had a decrease in costs due to the 2017 vesting of Class B units and termination of certain affiliate arrangements in connection with the PELP transaction.

Investing Activities—Our net cash used in investing activities was primarily impacted by the following:

•
Asset acquisitions and business combinations—During the year ended December 31, 2018, we acquired 86 shopping centers through the Merger (see Note 3 for more detail). The Merger was a 100% stock-for-stock transaction; however, we had a net cash outlay of $363.5 million, primarily as a result of debt from REIT II that we paid upon closing. During the year ended December 31, 2017, we acquired 84 shopping centers, including 76 shopping centers through the PELP transaction (see Note 4 for more detail). The net cash impact of the PELP transaction was a $446.2 million outlay.

•
Real estate acquisitions—During the year ended December 31, 2018, we purchased five shopping centers outside of the Merger, for a total cash outlay of $87.1 million, as compared to eight shopping centers purchased outside of the PELP transaction for a total cash outlay of $159.7 million during the year ended December 31, 2017.

•
Real estate dispositions and sales and contributions to joint venture—During the year ended December 31, 2018, we sold or contributed 25 shopping centers, including 17 shopping centers sold or contributed to the GRP I joint venture for a total cash inflow of $161.8 million. For the eight shopping centers sold outside of the GRP I joint venture, we had a total cash inflow of $78.7 million, as compared to one shopping center sold during the year ended December 31, 2017 for a total cash inflow of $7.4 million.

•
Capital expenditures—We invest capital into leasing our properties and maintaining or improving the condition of our properties. During the year ended December 31, 2018, cash used for capital expenditures increased by $6.8 million over the same period in 2017 as a result of our larger portfolio of shopping centers, as well as having a full year of corporate capital expenditures.

Financing Activities—Net cash provided by financing activities was primarily impacted by the following:

•
Debt borrowings and payments—Cash from financing activities is primarily affected by inflows from borrowings and outflows from payments on debt. As our debt obligations mature, we intend to refinance the remaining balance, if possible, or pay off the balances at maturity using proceeds from operations and/or corporate-level debt. During the year ended December 31, 2018, our net borrowings decreased by $323.6 million as a result of refinancing of existing debt in 2018, as compared to an increase in net borrowings in 2017 driven by entering into new term loan agreements and secured borrowings in connection with the PELP transaction.

•
Distributions to stockholders and OP unit holders—There was a large increase in distributions paid to OP unit holders in 2018 as a result of issuing 39.4 million OP units in the PELP transaction in the fourth quarter of 2017. Cash used for distributions to common stockholders also increased as a result of issuing 95.5 million additional shares through the Merger and due to the temporary suspension of the DRIP for the month of July 2018 in connection with the Merger; therefore all DRIP participants received their July 2018 distribution in cash rather than stock. The DRIP resumed in August 2018.

•
Share repurchases—Our SRP provides an opportunity for stockholders to have shares of common stock repurchased, subject to certain restrictions and limitations (see Note 13). Cash outflows for share repurchases increased by $6.6 million.

Distributions—Activity related to distributions to our common stockholders and OP unit holders for the years ended December 31, 2018 and 2017, is as follows (in thousands):

Cash distributions to OP unit holders	Net cash provided by operating activities

Cash distributions to common stockholders	FFO attributable to stockholders and nonconvertible noncontrolling interests (1)

Distributions reinvested through the DRIP

(1)
See Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Measures - Funds from Operations and Modified Funds from Operations for the definition of FFO, for information regarding why we present FFO, as well as for a reconciliation of this non-GAAP financial measure to Net Income (Loss).

We paid distributions monthly and expect to continue paying distributions monthly (subject to Board authorization) unless our results of operations, our general financial condition, general economic conditions, or other factors, as determined by our Board, make it imprudent to do so. The timing and amount of distributions is determined by our Board and is influenced in part by our intention to comply with REIT requirements of the Internal Revenue Code.
To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain, and which does not necessarily equal net income (loss) as calculated in accordance with GAAP). We generally will not be subject to U.S. federal income tax on the income that we distribute to our stockholders each year due to meeting the REIT qualification requirements. However, we may be subject to certain state and local taxes on our income, property, or net worth and to federal income and excise taxes on our undistributed income.
We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.

Contractual Commitments and Contingencies
Our contractual obligations as of December 31, 2018, were as follows (in thousands):

	Payments Due by Period
	Total	2019	2020	2021	2022	2023	Thereafter
Debt obligations - principal payments(1)	$2,461,438	$9,523	$180,909	$286,047	$436,903	$379,570	$1,168,486
Debt obligations - interest payments(2)	447,669	90,927	88,333	79,427	63,656	54,366	70,960
Operating lease obligations	4,209	1,450	969	537	510	352	391
Total	$2,913,316	$101,900	$270,211	$366,011	$501,069	$434,288	$1,239,837

(1)
The revolving credit facility, which matures in October 2021, has options to extend the maturity to October 2022. One of our term loan facilities with a maturity in 2020 has an option to extend the maturity to 2021.

(2)	Future variable-rate interest payments are based on interest rates as of December 31, 2018, including the impact of our swap agreements.
Our portfolio debt instruments and the unsecured revolving credit facility contain certain covenants and restrictions. The following is a list of certain restrictive covenants specific to the unsecured revolving credit facility that were deemed significant:

•	limits the ratio of debt to total asset value, as defined, to 60% or less with a surge to 65% following a material acquisition;

•	requires the fixed-charge ratio, as defined, to be 1.5:1 or greater, or 1.4:1 following a material acquisition; and

•	limits the ratio of cash dividend payments to FFO, as defined, to a specified percentage that varies among debt agreements.
Inflation

Inflation has been low historically and has had minimal impact on the operating performance of our shopping centers; however, inflation can increase in the future. Certain of our leases contain provisions designed to mitigate the adverse effect of inflation, including rent escalations and requirements for tenants to pay their allocable share of operating expenses, including common area maintenance, utilities, real estate taxes, insurance, and certain capital expenditures. Additionally, many of our leases are for terms of less than ten years, which allows us to target increased rents to current market rates upon renewal.

Critical Accounting Policies and Estimates

Below is a discussion of our critical accounting policies and estimates. Our accounting policies have been established to conform with GAAP. We consider these policies critical because they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain, and are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our consolidated financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Real Estate Acquisition Accounting—Most of the Company’s real estate acquisition activity, including the Merger, does not meet the definition of a business combination and is instead classified as an asset acquisition. As a result, most acquisition-related costs are capitalized and amortized over the life of the related assets, and there is no recognition of goodwill. Costs incurred related to properties that were not ultimately acquired were recorded as Other (Expense) Income on the consolidated statements of operations.
The PELP transaction was considered a business combination, and therefore the associated transaction expenses were expensed as incurred. The treatment of acquisition-related costs and the recognition of goodwill are the primary differences between how we account for business combinations and asset acquisitions. Regardless of whether an acquisition is considered a business combination or an asset acquisition, we record the costs of the business or assets acquired as tangible and intangible assets and liabilities based upon their estimated fair values as of the acquisition date.
We assess the acquisition-date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis and replacement cost) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

We generally determine the value of construction in progress based upon the replacement cost. However, for certain acquired properties that are part of a new development, we determine fair value by using the same valuation approach as for all other properties and deducting the estimated cost to complete the development. During the remaining construction period, we capitalize interest expense until the development has reached substantial completion. Construction in progress, including capitalized interest, is not depreciated until the development has reached substantial completion.
We record above-market and below-market lease values for acquired properties based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease. We also consider fixed-rate renewal options in our calculation of the fair value of below-market leases and the periods over which such leases are amortized. If a tenant has a unilateral option to renew a below-market lease, we include such an option in the calculation of the fair value of such lease and the period over which the lease is amortized if we determine that the tenant has a financial incentive and wherewithal to exercise such option.
Intangible assets also include the value of in-place leases, which represents the estimated value of the net cash flows of the in-place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. Acquired in-place lease value is amortized to depreciation and amortization expense over the average remaining non-cancelable terms of the respective in-place leases.
We estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses, and estimates of lost rentals at market rates during the expected lease-up periods.
Estimates of the fair values of the tangible assets, identifiable intangibles, and assumed liabilities require us to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate estimates would result in an incorrect valuation of our acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of our net income.
We calculate the fair value of assumed long-term debt by discounting the remaining contractual cash flows on each instrument at the current market rate for those borrowings, which we approximate based on the rate at which we would expect to incur a replacement instrument on the date of acquisition, and recognize any fair value adjustments related to long-term debt as effective yield adjustments over the remaining term of the instrument.
Valuation of Real Estate, Goodwill, Investments, and Intangible Assets—We regularly review our owned real estate properties for evidence of impairment. When indicators of potential impairment suggest that the carrying value of our real estate may be greater than fair value, we will assess the recoverability, considering recent operating results, expected net operating cash flow, and plans for future operations. If, based on this analysis of undiscounted cash flows, we do not believe that we will be able to recover the carrying value of these assets, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate assets as defined by Accounting Standards Codification (“ASC”) Topic 360, Property, Plant, and Equipment. Particular examples of events and changes in circumstances that could indicate potential impairments are significant decreases in occupancy, rental income, operating income, and market values; planned dispositions in which a published or contract price is less than the current carrying value of the assets being targeted for disposition; or changes in our property or asset management agreements. During the year ended December, 31, 2018, we recorded $40.8 million in impairment of real estate assets.
In the fourth quarter of 2017, in connection with the PELP transaction, we recorded goodwill of approximately $29.1 million. Our first annual goodwill impairment test, which was completed during the fourth quarter of 2018, indicated that our goodwill was not impaired during the year ended December 31, 2018. Our testing is performed using a quantitative approach which incorporates valuation techniques acceptable under GAAP and commonly used by real estate companies, as applicable to us. See Note 2 for more detail on the method utilized for goodwill testing.
Our finite-lived intangible assets are subject to impairment and valuation tests when certain triggering events or circumstances indicate that the carrying value of the assets may be higher than the fair value. Examples of triggering events are changes in economic outlook, changes to our business plans that may impact the realizable value of the assets, and acquisition or disposition activity, among others. In the fourth quarter of 2017, in connection with the PELP transaction, we recorded Corporate Intangible Assets, Net of approximately $58.0 million associated with certain management contracts that we acquired. During the year ended December 31, 2018, we derecognized $30.4 million of these management contracts in connection with the Merger, which was included as part of the total consideration transferred. See Note 3 for more detail.

We periodically review our investments, including our investments in our unconsolidated joint ventures as well as our investment in PECO III, for evidence of impairment. If our review indicates that impairment exists, we analyze the decline in the value of the investment to determine if the impairment is other-than-temporary. If we determine that the impairment is other-than-temporary, we would record an impairment. If we determine that there is no impairment, or that there is an impairment but it is a temporary impairment, we do not adjust the carrying value of the investment. We did not record any impairment on our investments for the year ended December 31, 2018.
In accounting for our investment in real estate, goodwill, investments, and other intangible assets, we have to employ a significant amount of judgment in the inputs that we select for impairment testing and other analyses. We select these inputs based on all available evidence and using techniques that are commonly employed by other real estate companies. Some examples of these inputs are projected revenue and expense growth rates, estimates of future cash flows, capitalization rates, discount rates, general economic conditions and trends, or other available market data. Our ability to accurately predict future operating results and cash flows, as well as to estimate and determine fair values, impacts the timing and recognition of impairments. While we believe our assumptions are reasonable, changes in these assumptions may have a material impact on our financial results.
Revenue Recognition—We recognize minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the terms of the related leases, and we include amounts expected to be received in later years in deferred rents receivable. Our policy for percentage rental income is to defer recognition of contingent rental income until the specified target (i.e., breakpoint) that triggers the contingent rental income is achieved.
We record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to differ materially from the estimated reimbursement.
We make estimates of the collectability of our tenant receivables related to base rents, expense reimbursements, and other revenue or income. We specifically analyze accounts receivable and historical bad debts, customer creditworthiness, current economic trends, and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we will make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. These estimates have a direct impact on our net income because a higher bad debt reserve results in less net income.
We record lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, collectability is reasonably assured, and the tenant is no longer occupying the property. Upon early lease termination, we provide for losses related to unrecovered intangibles and other assets.
Effective January 1, 2018, we adopted the guidance of ASC Topic 610-20, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (“ASC 610-20”), which applies to sales or transfers to non-customers of non-financial assets, or in substance, nonfinancial assets that do not meet the definition of a business. Generally, our sales of real estate would be considered a sale of a non-financial asset as defined by ASC 610-20. Under ASC 610-20, if we determine we do not have a controlling financial interest in the entity that holds the asset and the arrangement meets the criteria to be accounted for as a contract, we would de-recognize the asset and recognize a gain or loss on the sale of the real estate when control of the underlying asset transfers to the buyer.
On January 1, 2018, we adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606), on a modified retrospective basis. Our revenue-producing contracts are primarily leases that are not within the scope of this standard. As a result, the adoption of this standard did not have a material impact on our rental revenue. However, the standard applied to a majority of our fees and management income. We evaluated the impact of this standard to fees and management income which did not result in a material impact on our revenue recognition, however we have provided additional disclosures around fees and management revenue in our notes. Revenues from management, leasing, and other fees charged in accordance with our various management agreements are recognized in the period in which the relevant performance obligations have been satisfied through the provision of services and the completion of the earnings process.
Impact of Recently Issued Accounting Pronouncements—Refer to Note 2 for discussion of the impact of recently issued accounting pronouncements.

Phillips Edison & Company, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2019
Phillips Edison & Company, Inc. is sometimes referred to in this section as “we,” “us” or “our.” The following discussion and analysis should be read in conjunction with PECO’s accompanying consolidated financial statements on pages F-46 to F-51 and notes thereto. References to “Notes” in this section are to the notes on pages F-52 to F-72. See also “Cautionary Note Regarding Forward-Looking Statements” on page 34.

Overview
We are an internally-managed REIT and one of the nation’s largest owners and operators of grocery-anchored shopping centers. The majority of our revenues are lease revenues derived from our real estate investments. Additionally, we operate an investment management business providing property management and advisory services to approximately $725 million of third-party assets. This business provides comprehensive real estate and asset management services to (i) PECO III, a non-traded publicly registered REIT; (ii) three institutional joint ventures; and (iii) one private fund (collectively, the “Managed Funds”).
In November 2018, through our direct or indirect subsidiaries, we entered into a joint venture with Northwestern Mutual. At formation, we contributed or sold 17 grocery-anchored shopping centers with a fair value of approximately $359 million to the new joint venture, GRP I. GRP I also assumed a portfolio loan from us as part of this transaction. In exchange, we received a 15% ownership interest in GRP I and cash of $161.8 million. For a more detailed discussion, see Note 6.
In November 2018, we completed the Merger with REIT II, a public non-traded REIT that was advised and managed by us, in a 100% stock-for-stock transaction valued at approximately $1.9 billion. As a result of the Merger, we acquired 86 properties and a 20% equity interest in NRP, a joint venture that owned 13 properties. For a more detailed discussion, see Note 4.
Portfolio and Leasing Statistics—Below are statistical highlights of our wholly-owned portfolio:

Total Portfolio as of June 30, 2019
Number of properties	298
Number of states	32
Total square feet (in thousands)	33,526
Leased % of rentable square feet	94.6%
Average remaining lease term (in years)(1)	4.8

(1)	The average remaining lease term in years excludes future options to extend the term of the lease.
The following table summarizes the portfolio information of the joint ventures and our ownership percentage as of June 30, 2019 (dollars and square feet in thousands):

	June 30, 2019
Joint Venture	Ownership Percentage	Number of Properties	ABR(1)	GLA(2)
Necessity Retail Partners	20%	13	$18,384	1,391
Grocery Retail Partners I	15%	17	24,538	1,908

(1)	We calculate annualized base rent (“ABR”) as monthly contractual rent as of June 30, 2019, multiplied by 12 months.

(2)	Gross leasable area (“GLA”) is defined as the portion of the total square feet of a building that is available for tenant leasing.

Lease Expirations—The following chart shows, on an aggregate basis, all of the scheduled lease expirations after June 30, 2019, for each of the next ten years and thereafter for our 298 properties and the prorated portion of those owned through our joint ventures. The chart shows the leased square feet and ABR represented by the applicable lease expiration year:

$60
$50
$40
$30
$20
$10
$0
(dollars in millions)
6,000
5,000
4,000
3,000
2,000
1,000
0
(square feet in thousands)
$4.0
$11.8
$43.3
$49.6
$45.8
$58.3
$49.8
$28.5
$25.5
$20.9
$20.4
$38.6
MTM (99)
2019 (259)
2020 (728)
2021 (809)
2022 (757)
2023 (754)
2024 (679)
2025 (294)
2026 (257)
2027 (256)
2028 (227)
2029+ (244)
Expiration Year and (Number of Leases Expiring)
Anchor - ABR
Inline - ABR
GLA

Additionally, subsequent to June 30, 2019, we renewed approximately 0.6 million total square feet and $4.1 million of total ABR of the expiring leases, inclusive of our pro rata share related to our joint ventures.
Based on current market base rental rates, we continue to believe we will achieve an overall positive increase in our average ABR for expiring leases. However, changes in base rental income associated with individual signed leases on comparable spaces may be positive or negative, and we can provide no assurance that the base rents on new leases will continue to increase from current levels.
See Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations -
Leasing Activity, for further discussion of leasing activity.
Portfolio Tenancy—Prior to the acquisition of a property, we assess the suitability of the grocery-anchor tenant and other tenants in light of our investment objectives, namely, preserving capital and providing stable cash flows for distributions. Generally, we assess the strength of the tenant by consideration of company factors, such as its financial strength and market share in the geographic area of the property, as well as location-specific factors, such as the store’s sales, local competition, and demographics. When assessing the tenancy of the non-anchor space at the property, we consider the tenant mix at each property in light of our portfolio, the proportion of national and national-franchise tenants, the creditworthiness of specific tenants, and the timing of lease expirations. When evaluating non-national tenancy, we attempt to obtain credit enhancements to leases, which typically come in the form of deposits and/or guarantees from one or more individuals.

We define national tenants as those tenants that operate in at least three states. Regional tenants are defined as those tenants that have at least three locations. The following charts present the composition of our portfolio, including our wholly-owned properties and the prorated portion of those owned through our joint ventures, by tenant type as of June 30, 2019:

The following charts present the composition of our portfolio by tenant industry as of June 30, 2019:

The following table presents our top twenty tenants, including our wholly-owned properties and the prorated portion of those owned through our joint ventures, grouped according to parent company, by ABR, as of June 30, 2019 (dollars and square feet in thousands):

	June 30, 2019
Tenant	ABR	% of ABR	Leased Square Feet	% of Leased Square Feet	Number of Locations(1)
Kroger	$27,227	6.9%	3,549	11.0%	69
Publix	21,986	5.5%	2,231	6.9%	58
Albertsons-Safeway	17,018	4.3%	1,680	5.2%	32
Ahold Delhaize	16,798	4.2%	1,262	3.9%	25
Walmart	10,451	2.6%	1,956	6.1%	16
Giant Eagle	9,163	2.3%	900	2.8%	13
Sprouts Farmers Market	4,343	1.1%	304	0.9%	10
Dollar Tree	4,189	1.1%	469	1.5%	47
Raley's	3,897	1.0%	262	0.8%	5
Subway	3,142	0.8%	133	0.4%	99
SUPERVALU	3,122	0.8%	400	1.2%	9
Schnuck's	2,953	0.7%	328	1.0%	5
Save Mart	2,868	0.7%	359	1.1%	7
Southeastern Grocers	2,799	0.7%	331	1.0%	8
Anytime Fitness	2,720	0.7%	182	0.6%	39
Lowe's	2,407	0.6%	371	1.2%	4
Kohl's	2,215	0.6%	365	1.1%	4
Food 4 Less (PAQ)	2,124	0.5%	118	0.4%	2
Walgreens	2,117	0.5%	106	0.3%	8
H&R Block	2,090	0.5%	115	0.4%	63
	$143,629	36.1%	15,421	47.8%	523

(1)	Number of locations excludes auxiliary leases with grocery anchors such as fuel stations, pharmacies, and liquor stores.

Results of Operations
Due to the timing of the closing of the Merger with REIT II, there is no financial data included related to the acquired properties in our results of operations prior to its closing on November 16, 2018. The variances to 2018 are primarily related to the Merger unless otherwise stated.
Summary of Operating Activities for the Three Months Ended June 30, 2019 and 2018

	Three Months Ended		Favorable (Unfavorable)
	June 30,		Change
(Dollars in thousands)	2019	2018	$	%
Operating Data:
Total revenues	$132,581	$104,173	$28,408	27.3%
Property operating expenses	(20,933)	(16,901)	(4,032)	(23.9)%
Real estate tax expenses	(17,930)	(13,326)	(4,604)	(34.5)%
General and administrative expenses	(13,540)	(13,450)	(90)	(0.7)%
Depreciation and amortization	(59,554)	(46,385)	(13,169)	(28.4)%
Impairment of real estate assets	(25,199)	(10,939)	(14,260)	(130.4)%
Interest expense, net	(25,758)	(17,051)	(8,707)	(51.1)%
(Loss) gain on disposal of property, net	(1,266)	985	(2,251)	NM
Other impairment charges	(9,661)	—	(9,661)	NM
Other expense, net	(912)	(1,182)	270	22.8%
Net loss	(42,172)	(14,076)	(28,096)	NM
Net loss attributable to noncontrolling interests	5,602	2,725	2,877	105.6%
Net loss attributable to stockholders	$(36,570)	$(11,351)	$(25,219)	NM

Below are explanations of the significant fluctuations in our results of operations for the three months ended June 30, 2019 and 2018:
Total Revenues increased $28.4 million as follows:

•
$35.7 million increase related to the Merger with REIT II, including $43.2 million from the properties acquired, partially offset by a reduction of $7.5 million in management fee revenue previously received from the acquired properties;

•	$1.4 million increase primarily related to fee and management income received from the joint ventures included as Managed Funds;

•
$0.7 million increase related to properties acquired before January 1, 2018, primarily driven by a $0.22 increase in average minimum rent per square foot as compared to the three months ended June 30, 2018;

•
$8.1 million decrease related to our net disposition of properties since January 1, 2018, outside of the Merger with REIT II, which includes 17 properties sold or contributed to GRP I and 14 properties sold to third parties, net of 6 properties acquired; and

•
$1.3 million decrease related to the change in presentation of real estate tax payments paid directly by tenants. The adoption of ASC 842, which requires lessors to exclude from variable payments all costs paid by a lessee directly to a third party, precludes our recognition of real estate tax payments made by tenants directly to third parties as recoverable revenue or expense. As such, we recognized no applicable real estate tax revenue for these direct payments during the three months ended June 30, 2019. As the recorded revenue in prior periods was completely offset by the recorded expense, this has no net impact to earnings.

Property Operating increased $4.0 million as follows:

•	$4.4 million increase related to the properties acquired in the Merger with REIT II;

•	$0.2 million decrease related to our same-center portfolio; and

•	$0.2 million decrease related to our net disposal and corporate activity.
Real Estate Taxes increased $4.6 million as follows:

•	$6.3 million increase related to the properties acquired in the Merger with REIT II;

•	$0.4 million increase related to our same-center portfolio;

•	$0.8 million decrease related to our net disposal activity; and

•	$1.3 million decrease related to the change in presentation of real estate tax payments paid directly by tenants due to the adoption of ASC 842.
Impairment of Real Estate Assets:

•
Our increase in impairment of real estate assets of $14.3 million is related to assets under contract or actively marketed for sale at a disposition price that was less than the carrying value. Upon disposition, we intend to use the funds to execute our initiatives to recycle capital into higher quality assets, invest in our existing properties through redevelopment, and reduce our leverage.

Interest Expense, Net:
•The $8.7 million increase was largely due to $464.5 million of debt assumed and new debt entered into in connection with the Merger. Interest expense, net was comprised of the following (dollars in thousands):

	Three Months Ended
	June 30,
	2019	2018
Interest on revolving credit facility, net	$566	$544
Interest on term loans, net	15,851	9,579
Interest on secured debt	5,767	6,074
Amortization of deferred financing expenses, assumed market debt and derivative adjustments, net	3,480	854
Other	94	—
Interest expense, net	$25,758	$17,051

Weighted-average interest rate as of end of period	3.5%	3.5%
Weighted-average term (in years) as of end of period	4.7	4.9
(Loss) Gain on Disposal of Property, Net:

•
The $2.3 million change was related to a net loss recognized from the sale of three properties during the three months ended June 30, 2019, as compared to a net gain recognized from the sale of two properties during the three months ended June 30, 2018.

Other Impairment Charges:

•
Other impairment charges of $9.7 million are due to the suspension of the PECO III public offering. This included a $7.8 million impairment of a corporate intangible asset and a $1.9 million impairment of organization and offering costs (see Notes 14 and 15).

Other Expense, Net decreased $0.3 million as follows:

•	$0.9 million expense, net during the three months ended June 30, 2019 was primarily attributable to:

▪	$0.5 million expense from our unconsolidated joint ventures, primarily due to the amortization of basis adjustments as a result of our Merger with REIT II; and

▪	$0.3 million expense related to state and local income taxes.

•
$1.2 million expense, net during the three months ended June 30, 2018 was primarily attributable to a $1.5 million expense related to an increase in the fair value of our earn-out liability (see Note 15).

Summary of Operating Activities for the Six Months Ended June 30, 2019 and 2018

	Six Months Ended		Favorable (Unfavorable)
	June 30,		Change
(Dollars in thousands)	2019	2018	$	%
Operating Data:
Total revenues	$265,350	$207,372	$57,978	28.0%
Property operating expenses	(43,799)	(35,016)	(8,783)	(25.1)%
Real estate tax expenses	(35,278)	(26,473)	(8,805)	(33.3)%
General and administrative expenses	(26,750)	(23,911)	(2,839)	(11.9)%
Depreciation and amortization	(120,543)	(92,812)	(27,731)	(29.9)%
Impairment of real estate assets	(38,916)	(10,939)	(27,977)	NM
Interest expense, net	(50,842)	(33,830)	(17,012)	(50.3)%
Gain on disposal of property, net	5,855	985	4,870	NM
Other impairment charges	(9,661)	—	(9,661)	NM
Other income (expense), net	6,624	(1,289)	7,913	NM
Net loss	(47,960)	(15,913)	(32,047)	NM
Net loss attributable to noncontrolling interests	6,195	2,962	3,233	109.1%
Net loss attributable to stockholders	$(41,765)	$(12,951)	$(28,814)	NM
Below are explanations of the significant fluctuations in the results of operations for the six months ended June 30, 2019 and 2018:
Total Revenues increased $58.0 million as follows:

•
$73.4 million increase related to the Merger with REIT II, including $87.9 million from the properties acquired, partially offset by a reduction of $14.5 million in management fee revenue previously received from the acquired properties;

•	$2.9 million increase primarily related to fee and management income received from the joint ventures included as Managed Funds;

•
$1.5 million increase related to properties acquired before January 1, 2018, primarily driven by a $0.20 increase in average minimum rent per square foot as compared to the six months ended June 30, 2018;

•
$16.4 million decrease related to our net disposition of properties since January 1, 2018, outside of the Merger with REIT II. This includes 17 properties sold or contributed to GRP I and 14 properties sold to third parties, net of 6 properties acquired; and

•
$3.4 million decrease related to the adoption of ASC 842 (see our Summary of Operating Activities for the Three Months Ended June 30, 2019 and 2018), which included a $2.7 million decrease related to the change in presentation of real estate tax payments paid directly by tenants, and a $0.7 million decrease related to the change in presentation of our assessment of lease collectability.

Property Operating increased $8.8 million primarily as follows:

•	$9.6 million increase related to the properties acquired in the Merger with REIT II;

•	$0.7 million decrease related to our same-center portfolio; and

•	$0.2 million decrease related to our net disposal and corporate activity.
Real Estate Taxes increased $8.8 million as follows:

•	$12.8 million increase related to the properties acquired in the Merger with REIT II;

•	$0.6 million increase related to our same-center portfolio;

•	$1.9 million decrease related to our net disposal activity; and

•	$2.7 million decrease related to the change in presentation of real estate tax payments paid directly by tenants due to the adoption of ASC 842.

General and Administrative Expenses:

•
The $2.8 million increase in general and administrative expenses was driven by the Merger with REIT II, primarily related to overhead costs such as compensation and benefits, accounting fees, and IT-related costs which are no longer reimbursable from REIT II as it is no longer an unconsolidated Managed Fund.

Impairment of Real Estate Assets:

•
Our increase in impairment of real estate assets of $28.0 million is related to assets under contract or actively marketed for sale at a disposition price that was less than the carrying value. Upon disposition, we intend to use the funds to execute our initiatives to recycle capital into higher quality assets, invest in our existing properties through redevelopment, and reduce our leverage.

Interest Expense, Net:
•The $17.0 million increase was largely due to $464.5 million of debt assumed and new debt entered into in connection with the Merger. Interest expense, net was comprised of the following (dollars in thousands):

	Six Months Ended
	June 30,
	2019	2018
Interest on revolving credit facility, net	$1,421	$811
Interest on term loans, net	30,704	18,872
Interest on secured debt	11,539	12,337
Amortization of deferred financing expenses, assumed market debt and derivative adjustments, net	7,004	1,810
Other	174	—
Interest expense, net	$50,842	$33,830

Weighted-average interest rate as of end of period	3.5%	3.5%
Weighted-average term (in years) as of end of period	4.7	4.9
Gain on Disposal of Property, Net:

•
The $4.9 million increase was related to the sale of six properties during the six months ended June 30, 2019, as compared to the sale of two properties during the six months ended June 30, 2018 (see Note 5).

Other Impairment Charges:

•
Other impairment charges of $9.7 million are due to the suspension of the PECO III public offering. This included a $7.8 million impairment of a corporate intangible asset and a $1.9 million impairment of organization and offering costs (see Notes 14 and 15).

Other Income (Expense), Net increased $7.9 million as follows:

•	$6.6 million income, net during the six months ended June 30, 2019 was primarily attributable to:

▪	$7.5 million income related to the change in fair value of our earn-out liability (see Note 15);

▪	$0.5 million income related to other non-recurring income associated with property acquisitions;

▪	$1.0 million expense from our unconsolidated joint ventures, primarily due to the amortization of basis adjustments as a result of our Merger with REIT II; and

▪	$0.3 million expense related to state and local income taxes.

•	$1.3 million expense, net during the six months ended June 30, 2018 was primarily attributable to a $1.5 million expense related to an increase in the fair value of our earn-out liability.

Leasing Activity—The average rent per square foot and cost of executing leases fluctuates based on the tenant mix, size of the space, and lease term. Leases with national and regional tenants generally require a higher cost per square foot than those with local tenants. However, such tenants will also pay for a longer term.
Below is a summary of leasing activity for our wholly-owned properties for the three months ended June 30, 2019 and 2018(1):

	Total Deals		Inline Deals(2)
	2019	2018(3)	2019	2018(3)
New leases:
Number of leases	100	44	96	42
Square footage (in thousands)	393	119	227	93
First-year base rental revenue (in thousands)	$5,467	$1,905	$4,017	$1,679
Average rent per square foot (“PSF”)	$13.91	$16.04	$17.67	$17.98
Average cost PSF of executing new leases(4)	$25.68	$23.92	$30.54	$23.84
Number of comparable leases(5)	33	12	33	11
Comparable rent spread(6)	10.5%	15.1%	10.5%	4.3%
Weighted average lease term (in years)	8.1	6.0	7.0	5.5
Renewals and options:
Number of leases	159	134	148	124
Square footage (in thousands)	716	650	309	290
First-year base rental revenue (in thousands)	$9,579	$8,203	$6,759	$4,980
Average rent PSF	$13.39	$12.62	$21.87	$17.16
Average rent PSF prior to renewals	$12.15	$11.74	$19.73	$15.61
Percentage increase in average rent PSF	10.2%	7.3%	10.9%	9.7%
Average cost PSF of executing renewals and options	$2.59	$2.45	$4.29	$3.62
Number of comparable leases	122	98	117	95
Comparable rent spread	10.8%	7.9%	11.0%	9.8%
Weighted average lease term (in years)	4.8	5.0	4.4	4.6
Portfolio retention rate(7)	87.1%	94.9%	76.2%	89.2%

(1)	Per square foot amounts may not recalculate exactly based on other amounts presented within the table due to rounding.

(2)	We consider an inline deal to be a lease for less than 10,000 square feet of GLA.

(3)	Leasing activity in 2018 does not include activity for the REIT II properties, as they were acquired in the Merger on November 16, 2018.

(4)
The cost of executing new leases, renewals, and options includes leasing commissions, tenant improvement costs, landlord work, and tenant concessions. The costs associated with landlord work for repositioning and redevelopment projects are excluded, if any.

(5)
A comparable lease is a lease that is executed for the exact same space (location and square feet) in which a tenant was previously located. For a lease to be considered comparable, it must have been executed within 365 days from the earlier of legal possession or the day the prior tenant physically vacated the space.

(6)	The comparable rent spread compares the percentage increase (or decrease) of new or renewal leases (excluding options) to the expiring lease of a unit that was occupied within the past 12 months.

(7)	The portfolio retention rate is calculated by dividing (a) total square feet of retained tenants with current period lease expirations by (b) the square feet of leases expiring during the period.

Below is a summary of leasing activity for our wholly-owned properties for the six months ended June 30, 2019 and 2018(1):

	Total Deals		Inline Deals
	2019	2018	2019	2018
New leases:
Number of leases	207	118	199	113
Square footage (in thousands)	716	363	479	264
First-year base rental revenue (in thousands)	$10,345	$5,141	$8,184	$4,440
Average rent PSF	$14.44	$14.15	$17.07	$16.84
Average cost PSF of executing new leases	$26.51	$24.48	$29.10	$24.74
Number of comparable leases	73	33	71	31
Comparable rent spread	14.6%	18.1%	13.0%	10.2%
Weighted average lease term (in years)	7.6	6.8	6.7	6.7
Renewals and options:
Number of leases	322	251	300	229
Square footage (in thousands)	1,404	1,224	635	489
First-year base rental revenue (in thousands)	$20,129	$15,829	$13,865	$9,024
Average rent PSF	$14.34	$12.93	$21.83	$18.44
Average rent PSF prior to renewals	$13.12	$11.95	$19.52	$16.65
Percentage increase in average rent PSF	9.3%	8.2%	11.9%	10.6%
Average cost PSF of executing renewals and options	$2.91	$2.76	$4.68	$4.02
Number of comparable leases	252	185	244	177
Comparable rent spread	11.6%	9.4%	12.4%	11.6%
Weighted average lease term (in years)	4.8	4.9	4.6	4.8
Portfolio retention rate	85.5%	91.6%	78.4%	82.9%

(1)	See the footnotes to the summary of leasing activity table for the three months ended June 30, 2019, for more detail regarding certain items throughout this table.
Non-GAAP Measures
Pro Forma Same-Center Net Operating Income (“NOI”)—Same-Center NOI represents the NOI for the properties that were owned and operational for the entire portion of both comparable reporting periods. For purposes of evaluating Same-Center NOI on a comparative basis, we are presenting Pro Forma Same-Center NOI, which is Same-Center NOI on a pro forma basis as if the Merger had occurred on January 1, 2018. This perspective allows us to evaluate Same-Center NOI growth over a comparable period. As of June 30, 2019, we had 291 same-center properties, including 85 same-center properties acquired in the Merger. Pro Forma Same-Center NOI is not necessarily indicative of what actual Same-Center NOI growth would have been if the Merger had occurred on January 1, 2018, nor does it purport to represent Same-Center NOI growth for future periods.
Pro Forma Same-Center NOI highlights operating trends such as occupancy rates, rental rates, and operating costs on properties that were operational for both comparable periods. Other REITs may use different methodologies for calculating Same-Center NOI, and accordingly, our Pro Forma Same-Center NOI may not be comparable to other REITs.
Pro Forma Same-Center NOI should not be viewed as an alternative measure of our financial performance since it does not reflect the operations of our entire portfolio, nor does it reflect the impact of general and administrative expenses, acquisition expenses, depreciation and amortization, interest expense, other income, or the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties that could materially impact our results from operations.

The table below compares Pro Forma Same-Center NOI (dollars in thousands):

	Three Months Ended		Favorable		Six Months Ended		Favorable
	June 30,		(Unfavorable)		June 30,		(Unfavorable)
	2019	2018(1)	$ Change	% Change	2019	2018(1)	$ Change	% Change
Revenues:
Rental income(2)	$92,448	$92,072	$376		$184,159	$182,928	$1,231
Tenant recovery income	28,452	29,908	(1,456)		58,346	61,541	(3,195)
Other property income	458	508	(50)		1,079	1,195	(116)
Total revenues	121,358	122,488	(1,130)	(0.9)%	243,584	245,664	(2,080)	(0.8)%
Operating expenses:
Property operating expenses	16,859	18,211	1,352		35,575	38,466	2,891
Real estate taxes	17,488	18,585	1,097		34,209	36,871	2,662
Total operating expenses	34,347	36,796	2,449	6.7%	69,784	75,337	5,553	7.4%
Total Pro Forma Same-Center NOI	$87,011	$85,692	$1,319	1.5%	$173,800	$170,327	$3,473	2.0%

(1)
Adjusted for the same-center operating results of the Merger prior to the transaction for these periods. For additional information and details about the operating results of the Merger included herein, refer to the REIT II Same-Center NOI table below.

(2)
Excludes straight-line rental income, net amortization of above- and below-market leases, and lease buyout income. In accordance with ASC 842, revenue amounts deemed uncollectible are included in rental income for 2019 and property operating expense in 2018.

Pro Forma Same-Center Net Operating Income Reconciliation—Below is a reconciliation of Net Loss to NOI for our real estate investments and Pro Forma Same-Center NOI (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
Net loss	$(42,172)	$(14,076)	$(47,960)	$(15,913)
Adjusted to exclude:
Fees and management income	(3,051)	(9,137)	(6,312)	(17,849)
Straight-line rental income	(2,819)	(1,409)	(4,532)	(2,489)
Net amortization of above- and below-market leases	(1,091)	(983)	(2,224)	(1,990)
Lease buyout income	(223)	(43)	(456)	(66)
General and administrative expenses	13,540	13,450	26,750	23,911
Depreciation and amortization	59,554	46,385	120,543	92,812
Impairment of real estate assets	25,199	10,939	38,916	10,939
Interest expense, net	25,758	17,051	50,842	33,830
Loss (gain) on disposal of property, net	1,266	(985)	(5,855)	(985)
Other impairment charges	9,661	—	9,661	—
Other	912	1,087	(6,624)	1,100
Property management expense allocations to third-party assets under management	3,462	4,001	6,725	7,791
NOI for real estate investments	89,996	66,280	179,474	131,091
Less: NOI from centers excluded from same-center	(2,985)	(8,783)	(5,674)	(17,290)
NOI from same-center properties acquired in the Merger, prior to acquisition	—	28,195	—	56,526
Total Pro Forma Same-Center NOI	$87,011	$85,692	$173,800	$170,327
Pro Forma Same-Center Properties—Below is a breakdown of our property count, including same-center properties by origin as well as non-same-center properties:

Six Months Ended
June 30,
2019
Same-center properties owned since January 1, 2018	206
Same-center properties acquired in the Merger	85
Properties acquired after January 1, 2018	7
Total properties	298

REIT II Same-Center Net Operating Income—NOI from the REIT II properties acquired in the Merger, prior to acquisition, was obtained from the accounting records of REIT II without adjustment. The accounting records were subject to internal review by us. The table below provides Same-Center NOI detail for the non-ownership period of REIT II (in thousands):

	Three Months Ended	Six Months Ended
	June 30,	June 30,
	2018	2018
Revenues:
Rental income(1)	$30,731	$61,304
Tenant recovery income	10,946	22,821
Other property income	172	443
Total revenues	41,849	84,568
Operating expenses:
Property operating expenses	6,823	14,275
Real estate taxes	6,831	13,767
Total operating expenses	13,654	28,042
Total Same-Center NOI	$28,195	$56,526

(1)	Excludes straight-line rental income, net amortization of above- and below-market leases, and lease buyout income.
Funds from Operations (“FFO”) and Modified Funds from Operations (“MFFO”)—FFO is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. The National Association of Real Estate Investment Trusts (“NAREIT”) defines FFO as net income (loss) attributable to common stockholders computed in accordance with GAAP, excluding gains (or losses) from sales of property and gains (or losses) from change in control, plus depreciation and amortization, and after adjustments for impairment losses on real estate and impairments of in-substance real estate investments in investees that are driven by measurable decreases in the fair value of the depreciable real estate held by the unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. We calculate FFO Attributable to Stockholders and Convertible Noncontrolling Interests in a manner consistent with the NAREIT definition, with an additional adjustment made for noncontrolling interests that are not convertible into common stock.
MFFO is an additional performance financial measure used by us as FFO includes certain non-comparable items that affect our performance over time. We believe that MFFO is helpful in assisting management and investors with the assessment of the sustainability of operating performance in future periods. We believe it is more reflective of our core operating performance and provides an additional measure to compare our performance across reporting periods on a consistent basis by excluding items that may cause short-term fluctuations in net income (loss) but have no impact on cash flows.
FFO, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, and MFFO should not be considered alternatives to net income (loss) or income (loss) from continuing operations under GAAP, as an indication of our liquidity, nor as an indication of funds available to cover our cash needs, including our ability to fund distributions. MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate our business plan in the manner currently contemplated.
Accordingly, FFO, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, and MFFO should be reviewed in connection with other GAAP measurements, and should not be viewed as more prominent measures of performance than net income (loss) or cash flows from operations prepared in accordance with GAAP. Our FFO, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, and MFFO, as presented, may not be comparable to amounts calculated by other REITs.

The following table presents our calculation of FFO, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, and MFFO and provides additional information related to our operations (in thousands, except per share amounts):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
Calculation of FFO Attributable to Stockholders and Convertible Noncontrolling Interests
Net loss	$(42,172)	$(14,076)	$(47,960)	$(15,913)
Adjustments:
Depreciation and amortization of real estate assets	57,828	42,841	117,170	85,140
Impairment of real estate assets	25,199	10,939	38,916	10,939
Loss (gain) on disposal of property, net	1,266	(985)	(5,855)	(985)
Adjustments related to unconsolidated joint ventures	1,051	—	2,106	—
FFO attributable to the Company	43,172	38,719	104,377	79,181
Adjustments attributable to noncontrolling interests not convertible into common stock	(41)	(31)	(231)	(128)
FFO attributable to stockholders and convertible noncontrolling interests	$43,131	$38,688	$104,146	$79,053
Calculation of MFFO
FFO attributable to stockholders and convertible noncontrolling interests	$43,131	$38,688	$104,146	$79,053
Adjustments:
Net amortization of above- and below-market leases	(1,091)	(982)	(2,224)	(1,990)
Depreciation and amortization of corporate assets	1,726	3,544	3,373	7,672
Straight-line rent	(2,743)	(1,414)	(4,456)	(2,471)
Amortization of market debt adjustment	2,255	(465)	4,482	(737)
Change in fair value of earn-out liability	—	1,500	(7,500)	1,500
Other impairment charges	9,661	—	9,661	—
Adjustments related to unconsolidated joint ventures	353	—	697	—
Other	188	74	276	104
MFFO	$53,480	$40,945	$108,455	$83,131

FFO Attributable to Stockholders and Convertible Noncontrolling Interests/MFFO per share
Weighted-average common shares outstanding - diluted(1)	326,607	228,909	326,124	229,628
FFO attributable to stockholders and convertible noncontrolling interests per share - diluted(1)	$0.13	$0.17	$0.32	$0.34
MFFO per share - diluted (1)	$0.16	$0.18	$0.33	$0.36

(1)
Restricted stock awards were dilutive to FFO Attributable to Stockholders and Convertible Noncontrolling Interests and MFFO for the three and six months ended June 30, 2019 and 2018, and, accordingly, their impact was included in the weighted-average common shares used to calculate diluted FFO Attributable to Stockholders and Convertible Noncontrolling Interests and MFFO per share.

Liquidity and Capital Resources
General—Aside from standard operating expenses, we expect our principal cash demands to be for:

•	cash distributions to stockholders;

•	capital expenditures and leasing costs;

•	investments in real estate;

•	redevelopment and repositioning projects;

•	repurchases of common stock; and

•	principal and interest payments on our outstanding indebtedness.

We expect our primary sources of liquidity to be:

•	operating cash flows;

•	proceeds received from dispositions of properties;

•	reinvested distributions;

•	proceeds from debt financings, including borrowings under our unsecured credit facility;

•	distributions received from joint ventures; and

•	available, unrestricted cash and cash equivalents.
We believe our sources of cash will provide adequate liquidity to fund our obligations.
Debt—The following table summarizes information about our debt as of June 30, 2019 and December 31, 2018 (dollars in thousands):

	June 30, 2019	December 31, 2018
Total debt obligations, gross(1)	$2,443,395	$2,461,438
Weighted average interest rate	3.5%	3.5%
Weighted average maturity	4.7	4.9

Revolving credit facility capacity	$500,000	$500,000
Revolving credit facility availability(2)	491,423	426,182
Revolving credit facility maturity(3)	October 2021	October 2021

(1)	Excludes assumed market debt adjustments and deferred financing expenses.

(2)	Net of outstanding letters of credit.

(3)	The revolving credit facility has additional options to extend the maturity to October 2022.
Our debt is subject to certain covenants and, as of June 30, 2019, we were in compliance with the restrictive covenants of our outstanding debt obligations. We expect to continue to meet the requirements of our debt covenants over the short- and long-term. Our debt to total enterprise value and debt covenant compliance as of June 30, 2019, allow us access to future borrowings as needed.
The following table presents our calculation of net debt to total enterprise value, inclusive of our prorated portion of net debt owned through our joint ventures, as of June 30, 2019 and December 31, 2018 (dollars in thousands):

	June 30, 2019	December 31, 2018
Net debt:
Total debt, excluding below-market adjustments and deferred financing expenses	$2,504,389	$2,522,432
Less: Cash and cash equivalents	18,492	18,186
Total net debt	$2,485,897	$2,504,246
Enterprise value:
Total net debt	$2,485,897	$2,504,246
Total equity value(1)	3,627,314	3,583,029
Total enterprise value	$6,113,211	$6,087,275

Net debt to total enterprise value	40.7%	41.1%

(1)
Total equity value is calculated as the product of the number of diluted shares outstanding and the estimated net asset value per share at the end of the period. There were 326.8 million and 324.6 million diluted shares outstanding as of June 30, 2019 and December 31, 2018, respectively.

As of June 30, 2019, we had cash and cash equivalents and restricted cash of $52.6 million, a net decrease of $31.7 million during the six months ended June 30, 2019.
Below is a summary of our cash flow activity (dollars in thousands):

	Six Months Ended
	June 30,
	2019	2018	$ Change	% Change
Net cash provided by operating activities	$100,069	$77,812	$22,257	28.6%
Net cash used in investing activities	(26,987)	(13,268)	(13,719)	103.4%
Net cash used in financing activities	(104,830)	(66,951)	(37,879)	56.6%

Operating Activities—Our net cash provided by operating activities was primarily impacted by the following:

•
Property operations—Most of our operating cash comes from rental income and is offset by property operating expenses, real estate taxes, and general and administrative costs. Our change in cash flows from property operations primarily results from owning a larger portfolio year-over-year as a result of the Merger with REIT II.

•
Fee and management income—We also generate operating cash from our third-party investment management business, pursuant to various management and advisory agreements between us and the Managed Funds. Our fee and management income was $6.3 million for the six months ended June 30, 2019, a decrease of $11.5 million as compared to the same period in 2018, primarily due to fee and management income no longer received from the properties acquired in the Merger with REIT II, offset by increased fee and management income as a result of our joint ventures.

•
Cash paid for interest—During the six months ended June 30, 2019, we paid $44.2 million for interest, an increase of $11.7 million over the same period in 2018. This increase was largely due to $464.5 million of debt assumed and new debt entered into in connection with the Merger with REIT II.

•
Working capital—During the six months ended June 30, 2019, the increase in cash used for working capital was primarily driven by higher prepaid expenses, partially offset by higher third party payables as a result of owning a larger portfolio.

•
Accounting for lease costs—The adoption of ASC 842 has caused us to expense as incurred significant lease origination costs which were previously capitalized. Such origination costs are now included as operating expenses and are therefore included as a reduction of our cash flows from operations rather than classified as capital expenditures on the statements of cash flows in the current period. As a result of the adoption, we recognized an additional $1.9 million of lease origination costs as operating cash outflows during the six months ended June 30, 2019, as compared to the same period in 2018.

Investing Activities—Our net cash used in investing activities was primarily impacted by the following:

•
Real estate acquisitions and dispositions—During the six months ended June 30, 2019, we acquired one property and one outparcel for a total cash outlay of $49.9 million, as compared to one property acquisition during the same period in 2018 for a total cash outlay of $9.2 million. During the six months ended June 30, 2019, we disposed of six properties for a net cash inflow of $47.9 million, as compared to two property dispositions for a net cash inflow of $13.3 million during the same period in 2018.

•
Capital expenditures—We invest capital into leasing our properties and maintaining or improving the condition of our properties. During the six months ended June 30, 2019, we paid $27.2 million for capital expenditures, an increase of $9.9 million over the same period in 2018, primarily driven by tenant improvements due to higher leasing activity, and an increase in building improvements due to our larger portfolio. Additionally, we have invested in other value-added redevelopment and new development in our existing centers.

Financing Activities—Net cash used in financing activities was primarily impacted by the following:

•
Debt borrowings and payments—Cash from financing activities is primarily affected by inflows from borrowings and outflows from payments on debt. As our debt obligations mature, we intend to refinance the remaining balance, if possible, or pay off the balances at maturity using proceeds from operations and/or corporate-level debt. During the six months ended June 30, 2019, our cash from borrowings decreased by $47.7 million as a result of an increase in cash flows received from the sale of properties as well as higher cash flows from operations. In May 2019, we executed a $60 million delayed draw feature on one of our term loans, the proceeds of which were used to to pay down our revolving credit facility balance. As of June 30, 2019, we had no outstanding balance on our revolver.

•
Distributions to stockholders and OP unit holders—Cash used for distributions to common stockholders and OP unit holders increased $22.7 million for the six months ended June 30, 2019, as compared to the same period in 2018 primarily due to the increase in the number of common stockholders as a result of the Merger.

•
Share repurchases—Our SRP provides an opportunity for stockholders to have shares of common stock repurchased, subject to certain restrictions and limitations (see Note 11). Cash outflows for share repurchases decreased by $32.7 million due to the timing of our standard share repurchase in the third quarter of 2019 as compared to the second quarter of 2018.

Distributions—Activity related to distributions to our common stockholders and OP unit holders for the six months ended June 30, 2019 and 2018, was as follows (in thousands):

Cash distributions to OP unit holders	Net cash provided by operating activities

Cash distributions to common stockholders	FFO attributable to stockholders and nonconvertible noncontrolling interests(1)

Distributions reinvested through the DRIP

(1)
See Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Measures - Funds from Operations and Modified Funds from Operations for the definition of FFO, for information regarding why we present FFO, as well as for a reconciliation of this non-GAAP financial measure to Net Loss.

We paid distributions monthly and expect to continue paying distributions monthly (subject to Board authorization) unless our results of operations, our general financial condition, general economic conditions, or other factors, as determined by our Board, make it imprudent to do so. The timing and amount of distributions is determined by our Board and is influenced in part by our intention to comply with REIT requirements of the Code.
To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain, and which does not necessarily equal net income (loss) as calculated in accordance with GAAP). We generally will not be subject to U.S. federal income tax on the income that we distribute to our stockholders each year due to meeting the REIT qualification requirements. However, we may be subject to certain state and local taxes on our income, property, or net worth and to federal income and excise taxes on our undistributed income.
We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.

Critical Accounting Policies
Our 2018 Annual Report on Form 10-K contains a description of our critical accounting policies, including those relating to real estate assets, revenue recognition, and the valuation of real estate, investments, and related intangible assets. There have been no significant changes to our critical accounting policies during 2019, except for the policies related to the accounting for leases as a result of the adoption of ASC 842 as of January 1, 2019, as described in Note 2 and Note 3 in the accompanying consolidated financial statements.
Impact of Recently Issued Accounting Pronouncements
Refer to Note 2 for discussion of the impact of recently issued accounting pronouncements.

ANNEX D
Phillips Edison Grocery Center REIT III, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the Year Ended December 31, 2018
Phillips Edison Grocery Center REIT III, Inc. is sometimes referred to in this section as “we,” “us” or “our.” The following discussion and analysis should be read in conjunction with PECO III’s accompanying consolidated financial statements on pages F-73 to F-77 and notes thereto. References to “Notes” in this section are to the notes on pages F-78 to F-92. See also “Cautionary Note Regarding Forward-Looking Statements” on page 34.
Overview
Organization—We were formed on April 15, 2016, and have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with the taxable year ended December 31, 2017.
We completed a private placement offering of shares of Class A common stock on a “reasonable best efforts” basis to accredited investors. We ceased the private offering during the first quarter of 2018. Pursuant to our Registration Statement on Form S-11 (SEC Registration No. 333-217924), as amended (“Registration Statement”), declared effective on May 8, 2018, we are offering to the public (“Public Offering”) (i) $1.5 billion in shares of common stock in the primary offering, consisting of two classes of shares, Class T and Class I, at purchase prices of $10.42 per share and $10.00 per share, respectively, with discounts available to some categories of investors with respect to Class T shares (“Primary Offering”), and (ii) $0.2 billion in Class A, Class T, and Class I shares of our common stock pursuant to the distribution reinvestment plan (“DRIP”) at a price of $9.80 per share. Griffin Capital Securities, LLC (“Dealer Manager”) is responsible for marketing our shares in the Public Offering.
We intend to invest primarily in well-occupied, grocery-anchored neighborhood and community shopping centers primarily leased to a mix of national and regional creditworthy tenants selling necessity-based goods and services in strong demographic markets throughout the United States. In addition, we may invest in other retail properties including power and lifestyle shopping centers, multi-tenant shopping centers, free-standing single-tenant retail properties, and other real estate and real estate-related loans and securities depending on real estate market conditions and investment opportunities that we determine are in the best interests of our stockholders. As of December 31, 2018, we wholly owned two real estate properties acquired from third parties unaffiliated with us or our Advisor.
Joint Venture with Northwestern Mutual—On November 9, 2018, we entered into a joint venture (“Joint Venture”) with The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”). We contributed our ownership interests in three properties to the Joint Venture in exchange for $41.3 million in cash and a 10% ownership interest in the Joint Venture, and Northwestern Mutual made an initial capital contribution to the Joint Venture equal to $42.6 million in cash in exchange for a 90% ownership interest in the Joint Venture (see Note 3).
Equity Raise Activity—During the private placement offering, we raised $57.7 million in gross offering proceeds from the issuance of 5.9 million Class A shares, inclusive of the DRIP. As of December 31, 2018, through the Public Offering we had raised approximately $0.3 million and $1.0 million in gross offering proceeds from the issuance of Class I and Class T shares, respectively, inclusive of the DRIP, as well as $0.9 million in gross offering proceeds from the issuance of Class A shares pursuant to the DRIP.
Portfolio—Below are statistical highlights of our wholly-owned portfolio:

As of December 31, 2018
Number of properties	2
Number of states	2
Total square feet (in thousands)	159
Leased % of rentable square feet	93.9%
Average remaining lease term (in years)(1)	2.7

(1)	The average remaining lease term in years excludes future options to extend the term of the lease.

Critical Accounting Policies and Estimates
Below is a discussion of our critical accounting policies and estimates. Our accounting policies have been established to conform with the U.S. Generally Accepted Accounting Principles (“GAAP”). We consider these policies critical because they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our consolidated financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.
Real Estate Assets—We assess the acquisition-date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis and replacement cost) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.
We generally determine the value of construction in progress based upon the replacement cost. However, for certain acquired properties that are part of a ground-up development, we determine fair value by using the same valuation approach as for all other properties and deducting the estimated cost to complete the development. During the remaining construction period, we capitalize interest expense until the development has reached substantial completion. Construction in progress, including capitalized interest, is not depreciated until the development has reached substantial completion.
We record above-market and below-market lease values for acquired properties based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease. We also include fixed-rate renewal options in our calculation of the fair value of below-market leases and the periods over which such leases are amortized. If a tenant has a unilateral option to renew a below-market lease, we include such an option in the calculation of the fair value of such lease and the period over which the lease is amortized if we determine that the tenant has a financial incentive and wherewithal to exercise such option.
Intangible assets also include the value of in-place leases, which represents the estimated value of the net cash flows of the in-place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. Acquired in-place lease value is amortized to depreciation and amortization expense over the average remaining non-cancelable terms of the respective in-place leases.
We estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses, and estimates of lost rentals at market rates during the expected lease-up periods.
Estimates of the fair values of the tangible assets, identifiable intangibles, and assumed liabilities require us to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate estimates would result in an incorrect valuation of our acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of our net income.
We calculate the fair value of assumed long-term debt by discounting the remaining contractual cash flows on each instrument at the current market rate for those borrowings, which we approximate based on the rate at which we would expect to incur a replacement instrument on the date of acquisition, and recognize any fair value adjustments related to long-term debt as effective yield adjustments over the remaining term of the instrument.
Generally, our real estate acquisition activity is classified as asset acquisitions. As a result, most acquisition-related costs have been capitalized and will be amortized over the life of the related assets.

Valuation of Real Estate, Investments, and Related Intangible Assets—We monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets may be impaired. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may be greater than fair value, we will assess the recoverability, considering recent operating results, expected net operating cash flow, and plans for future operations. If, based on this analysis of undiscounted cash flows, we do not believe that we will be able to recover the carrying value of the real estate and related intangible assets, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets as defined by Accounting Standards Codification (“ASC”) Topic 360, Property, Plant, and Equipment. Particular examples of events and changes in circumstances that could indicate potential impairments are significant decreases in occupancy, rental income, operating income, and market values.
We periodically review our investment in our unconsolidated joint venture for evidence of impairment. If our review indicates that impairment exists, we analyze the decline in the value of the investment to determine if the impairment is other-than-temporary. If we determine that the impairment is other-than-temporary, we would record an impairment. If we determine that there is no impairment, or that there is an impairment but it is a temporary impairment, we do not adjust the carrying value of the investment. We did not record any impairment on our investment in unconsolidated joint venture for the year ended December 31, 2018.
Revenue Recognition—We recognize minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the terms of the related leases, and we include amounts expected to be received in later years in deferred rents receivable. Our policy for percentage rental income is to defer recognition of contingent rental income until the specified target (i.e., breakpoint) that triggers the contingent rental income is achieved.
We record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to differ materially from the estimated reimbursement.
We make estimates of the collectability of our tenant receivables related to base rents, expense reimbursements, and other revenue or income. We specifically analyze accounts receivable and historical bad debts, customer creditworthiness, current economic trends, and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we will make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. These estimates have a direct impact on our net income because a higher bad debt reserve results in less net income.
We record lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, collectability is reasonably assured and the tenant is no longer occupying the property. Upon early lease termination, we provide for losses related to unrecovered intangibles and other assets.
Effective January 1, 2018, we adopted the guidance of ASC Topic 610-20, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (“ASC 610-20”), which applies to sales or transfers to non-customers of non-financial assets, or in substance, nonfinancial assets that do not meet the definition of a business. Generally, our sales of real estate would be considered a sale of a non-financial asset as defined by ASC 610-20. Under ASC 610-20, if we determine we do not have a controlling financial interest in the entity that holds the asset and the arrangement meets the criteria to be accounted for as a contract, we would de-recognize the asset and recognize a gain or loss on the sale of the real estate when control of the underlying asset transfers to the buyer.
Impact of Recently Issued Accounting Pronouncements—Refer to Note 2 for discussion of the impact of recently issued accounting pronouncements.
Results of Operations
As of January 1, 2017, we owned one property. We acquired two properties in each of 2017 and 2018, and in November 2018, we contributed three properties to the Joint Venture. As a result, we have not owned any properties for the entirety of both comparative periods. Unless otherwise discussed below, the year-over-year comparative differences for the years ended December 31, 2018, 2017, and 2016 are almost entirely attributable to the number of properties owned and the length of ownership of these properties. Due to the acquisition activity and contribution of properties to the Joint Venture in November 2018, our 2018 results are not expected to be indicative of our 2019 results.

Summary of Operating Activities for the Years Ended December 31, 2018 and 2017
(in thousands, except per share amounts)

	2018	2017	Favorable (Unfavorable) Change
Operating Data:
Total revenues	$6,305	$1,558	$4,747
Property operating	(1,102)	(277)	(825)
Real estate taxes	(1,392)	(208)	(1,184)
General and administrative	(1,824)	(1,130)	(694)
Depreciation and amortization	(2,674)	(655)	(2,019)
Interest expense, net	(2,187)	(1,157)	(1,030)
Gain on contribution of property	2,293	—	2,293
Other expense, net	(670)	—	(670)
Net loss attributable to stockholders	$(1,251)	$(1,869)	$618

Net loss per share—basic and diluted	$(0.20)	$(1.02)	$0.82
Total revenues—The $4.7 million increase in total revenues was primarily related to the properties acquired in the fourth quarter of 2017 and during 2018. In 2018, we renewed eight leases with a weighted-average term of 3.6 years and $0.5 million of annual rent, which was a 6.9% increase over the previous leases.
General and administrative—The $0.7 million increase in general and administrative expenses was primarily attributable to a $0.3 million increase in accounting, Board of Directors, and travel costs associated with the administration of the fund since entering the Public Offering. The remaining $0.4 million increase was due to higher asset management fees paid as a result of the additional properties acquired in 2017 and 2018.
Interest expense, net—Of the $1.0 million increase in interest expense, $0.6 million was related to the write off of deferred financing expenses as a result of reducing the capacity of our revolving credit facility in November 2018. This will result in the reduction of our unused loan fee going forward. The remaining $0.4 million is primarily a result of additional borrowings utilized for property acquisitions, as well as the associated fees for the revolving credit facility.
Gain on contribution of property—The $2.3 million gain on contribution of property was attributable to the contribution of three properties to the Joint Venture.
Other expense, net—A majority of the change in other expense, net is related to transaction expenses pertaining to the Joint Venture.
Summary of Operating Activities for the Periods Ended December 31, 2017 and 2016
(in thousands, except per share amounts)

	2017	2016	Favorable (Unfavorable) Change
Operating Data:
Total revenues	$1,558	$47	$1,511
Property operating	(277)	(7)	(270)
Real estate taxes	(208)	(5)	(203)
General and administrative	(1,130)	(154)	(976)
Depreciation and amortization	(655)	(19)	(636)
Interest expense, net	(1,157)	(12)	(1,145)
Net loss attributable to stockholders	$(1,869)	$(150)	$(1,719)

Net loss per share—basic and diluted	$(1.02)	$(2.00)	$0.98
Total revenues—The $1.5 million increase in total revenues is solely related to the acquisition of two properties in 2017. Our first property was acquired in December 2016.
General and administrative—Approximately $0.7 million of the increase is attributable to legal, accounting, Board of Directors, and travel costs associated with administration of the fund. The remaining $0.2 million is due to an increase in management fees generated by owning more properties.

Interest expense, net—The majority of the increase in the interest expense is related to the amortization of loan closing costs and interest and fees incurred on borrowings on the revolving credit facility that we entered into in March 2017.
Non-GAAP Measures
Net Operating Income—We present net operating income (“NOI”) as a supplemental measure of our performance. We define NOI as total operating revenues less property operating expenses, real estate taxes, and non-cash revenue items. We believe that NOI provides useful information to our investors about our financial and operating performance because it provides a performance measure of the revenues and expenses directly involved in owning and operating real estate assets and provides a perspective not immediately apparent from net income.
NOI should not be viewed as an alternative measure of our financial performance since it only highlights the operating income and costs on properties. NOI does not reflect the impact of general and administrative expenses, acquisition expenses, interest expense, depreciation and amortization, other income, or the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties that could materially impact our results from operations.
The table below is a comparison of NOI for the years ended December 31, 2018 and 2017 (in thousands):

	2018	2017	$ Change
Revenues:
Rental income(1)	$4,193	$1,126	$3,067
Tenant recovery income	1,932	366	1,566
Other property income	24	6	18
Total revenues	6,149	1,498	4,651
Operating Expenses:
Property operating expenses	1,102	277	825
Real estate taxes	1,392	208	1,184
Total operating expenses	2,494	485	2,009
Total NOI	$3,655	$1,013	$2,642

(1)	Excludes non-cash rental income adjustments related to straight-line rental income and amortization of above- and below-market leases.
Below is a reconciliation of net loss to NOI for the years ended December 31, 2018 and 2017 (in thousands):

	2018	2017
Net loss	$(1,251)	$(1,869)
Adjusted to exclude:
Non-cash rental income adjustments	(156)	(60)
General and administrative expenses	1,824	1,130
Depreciation and amortization	2,674	655
Interest expense, net	2,187	1,157
Other income, net	(1,623)	—
NOI	$3,655	$1,013
Funds from Operations and Modified Funds from Operations—Funds from Operations (“FFO”) is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. We use FFO as defined by the National Association of Real Estate Investment Trusts (“NAREIT”) to be net income (loss) attributable to common stockholders computed in accordance with GAAP, excluding gains (or losses) from sales of property and gains (or losses) from change in control, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect funds from operations on the same basis.
Modified Funds from Operations (“MFFO”) is an additional non-GAAP performance financial measure used by us as FFO includes certain non-comparable items that affect our performance over time. We believe that MFFO is helpful in assisting management and investors with the assessment of the sustainability of operating performance in future periods. Neither FFO nor MFFO should be considered as an alternative to net income (loss) or income (loss) from continuing operations under GAAP, nor as an indication of our liquidity, nor is either of these measures indicative of funds available to fund our cash needs, including our ability to fund distributions. MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate our business plan in the manner currently contemplated.

Accordingly, FFO and MFFO should be reviewed in connection with other GAAP measurements. FFO and MFFO should not be viewed as more prominent measures of performance than our net income or cash flows from operations prepared in accordance with GAAP. Our FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.
The following section presents our calculation of FFO and MFFO and provides additional information related to our operations. As a result of the timing of the commencement of our initial public offering and our active real estate acquisitions, FFO and MFFO are not relevant to a discussion comparing operations for the periods presented. We expect revenues and expenses to increase in future periods as we acquire additional investments.
The following table presents our calculation of FFO and MFFO and provides additional information related to our operations (in thousands, except per share amounts):

	2018	2017	2016
Calculation of FFO
Net loss	$(1,251)	$(1,869)	$(150)
Adjustments:
Depreciation and amortization of real estate assets	2,674	655	19
Gain on contribution of property to unconsolidated Joint Venture	(2,293)	—	—
Depreciation and amortization related to unconsolidated Joint Venture	38	—	—
FFO	$(832)	$(1,214)	$(131)
Calculation of MFFO
FFO	$(832)	$(1,214)	$(131)
Adjustments:
Non-cash rental income adjustments	(156)	(60)	(2)
Write-off of unamortized deferred financing expenses	627	—	—
Transaction and acquisition expenses	717	79	4
Adjustments related to unconsolidated Joint Venture	(2)	—	—
MFFO	$354	$(1,195)	$(129)

Earnings per common share
Weighted-average common shares outstanding - basic & diluted	6,197	1,832	75
Net loss per share - basic and diluted	$(0.20)	$(1.02)	$(2.00)
FFO per share - basic and diluted	$(0.13)	$(0.66)	$(1.75)
MFFO per share - basic and diluted	$0.06	$(0.65)	$(1.72)
Liquidity and Capital Resources
General—Aside from standard operating expenses, we expect our principal cash demands to be for:

•	investments in real estate;

•	capital expenditures and leasing costs;

•	cash distributions to stockholders; and

•	interest payments on our outstanding indebtedness.
We expect our primary sources of liquidity to be:

•	proceeds from our Public Offering;

•	distributions received from Grocery Retail Partners II LLC (“GRP II”);

•	proceeds from our unsecured revolving credit facility;

•	reinvested distributions;

•	available, unrestricted cash and cash equivalents; and

•	operating cash flows.
As of December 31, 2018, we had cash and cash equivalents of $11.5 million. During the year ended December 31, 2018, we had a net cash increase of $8.8 million, primarily resulting from our contribution of three properties to GRP II.

Below is a summary of our cash flow activity for the years ended December 31, 2018 and 2017 (in thousands):

	2018	2017	(Unfavorable) Favorable Change
Net cash used in operating activities	$(1,282)	$(286)	$(996)
Net cash provided by (used in) investing activities	6,062	(26,634)	32,696
Net cash provided by financing activities	4,042	28,789	(24,747)
Operating Activities—Our net cash used in operating activities was primarily impacted by the following:

•
Property operations—Most of our operating cash comes from rental and tenant recovery income, and is offset by property operating expenses, real estate taxes, and general and administrative costs. Our change in cash flows from property operations primarily results from owning a larger portfolio year-over-year, and is expected to increase as we continue to acquire new properties.

•	Cash paid for interest—During the year ended December 31, 2018, we paid $1.1 million for interest, an increase of $0.6 million over the same period in 2017.

•	Working capital—Our working capital changes over the same period in 2017 are largely a result of owning four additional properties throughout a majority of 2018.
Investing Activities—Our net cash provided by (used in) investing activities was primarily impacted by the following:

•
Real estate acquisitions—During the year ended December 31, 2018, we had a total cash outlay of $32.6 million related to the acquisition of two grocery-anchored shopping centers. During the same period in 2017, we also acquired two grocery-anchored shopping centers for a total cash investment of $26.6 million, resulting in an increase in our cash paid for acquisitions in 2018 compared to 2017.

•
Capital expenditures—We invest capital into leasing our properties and maintaining or improving the condition of our properties. During the year ended December 31, 2018, cash used for capital expenditures increased by $2.1 million over the same period in 2017, largely due to acquiring additional properties after December 31, 2017.

•
Distribution from unconsolidated joint venture—In conjunction with the contribution of three properties to the Joint Venture in November 2018, we received a distribution of approximately $40.9 million with an additional $0.4 million distribution receivable. We anticipate using the remaining cash from our distribution to fund future acquisitions of real estate assets. Subsequent to December 31, 2018, we purchased a property for $31.7 million.

Financing Activities—Net cash provided by financing activities was primarily impacted by the following:

•
Issuance of common stock and payment of offering costs—We ceased offering Class A shares in the private offering during the first quarter of 2018. In May 2018, we began offering Class T and Class I shares to the public in the Primary Offering. During the year ended December 31, 2018, our proceeds from issuing common stock decreased by $20.4 million over the same period in 2017, offset by a $1.9 million decrease in our payments for offering costs related to selling commissions and dealer manager fees.

•
Debt borrowings/payments and related deferred financing expenses—During the year ended December 31, 2018, we paid off the outstanding balance on our revolving credit facility using a portion of the distribution from the contribution of three properties to the Joint Venture and reduced the maximum borrowing capacity. In 2017 we paid $2.2 million in loan closing costs related to our revolving credit facility. As of December 31, 2018, the maximum capacity of our revolving credit facility was $125 million, but is subject to covenant-based restrictions. The amount available for borrowings as of December 31, 2018 was $15.8 million.

•
Cash distributions paid to stockholders—As a result of issuing additional shares of common stock, cash used for distributions increased $1.5 million during the year ended December 31, 2018, when compared to the same period in 2017.

Activity related to distributions to our stockholders for the years ended December 31, 2018 and 2017, is as follows (in thousands):

	2018	2017
Gross distributions paid	$3,601	$908
Distributions reinvested through DRIP	1,482	308
Net cash distributions	$2,119	$600
Net loss	$(1,251)	$(1,869)
Net cash used in operating activities	$(1,282)	$(286)
FFO(1)	$(832)	$(1,214)

(1) See Non-GAAP Measures above, for the definition of FFO, information regarding why we present FFO, as well as for a reconciliation of this non-GAAP financial measure to net loss on the consolidated statements of operations.
All cash distributions paid during the years ended December 31, 2018 and 2017, have been funded by a combination of cash generated through borrowings and offering proceeds.
We expect to pay distributions monthly unless our results of operations, our general financial condition, general economic conditions or other factors, as determined by the Board, make it imprudent to do so. The timing and amount of distributions is determined by our board and is influenced in part by our intention to comply with REIT requirements of the Internal Revenue Code. Thus far, our distributions have been a 100% return of capital.
In order to qualify as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to U.S. federal income tax on the income that we distribute to our stockholders each year. However, we may be subject to certain state and local taxes on our income, property, or net worth, respectively, and to federal income and excise taxes on our undistributed income.
We have not established a minimum distribution level, and our charter does not require that our Board of Directors declares distributions to our stockholders.
Contractual Commitments and Contingencies
As of December 31, 2018, we have an unsecured revolving credit facility with a maximum borrowing capacity of $125 million, but is subject to covenant-based restrictions. The amount available for borrowings as of December 31, 2018, is $15.8 million, with a maturity date of March 30, 2021. As of December 31, 2018, we do not have any debt outstanding on this revolving credit facility, nor are our properties secured by mortgage debt. As a result, we had no principal or interest obligations as of December 31, 2018, but may draw on the revolver at any time.
Our unsecured revolving credit facility contains certain covenants and restrictions. The following is a list of certain restrictive covenants that we deemed significant:

•	the ratio of debt to total asset value, as defined, is limited to 60% or 65% for four consecutive periods following a material acquisition; and

•	the fixed charge ratio, as defined, must be 1.5 to 1 or greater.
As of December 31, 2018, we were in compliance with the restrictive covenants of our outstanding debt obligation. We expect to continue to meet the requirements of our debt covenants over the short- and long-term.
Inflation
Inflation has been low historically and has had minimal impact on the operating performance of our shopping centers; however, inflation can increase in the future. Certain of our leases contain provisions designed to mitigate the adverse effect of inflation, including rent escalations and requirements for tenants to pay their allocable share of operating expenses, including common area maintenance, utilities, real estate taxes, insurance, and certain capital expenditures. Additionally, many of our leases are for terms of less than ten years, which allows us to target increased rents to current market rates upon renewal.

Phillips Edison Grocery Center REIT III, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2019
Phillips Edison Grocery Center REIT III, Inc. is sometimes referred to in this section as “we,” “us” or “our.” The following discussion and analysis should be read in conjunction with PECO III’s accompanying consolidated financial statements on pages F-94 to F-97 and notes thereto. References to “Notes” in this section are to the notes on pages F-98 to F-110. See also “Cautionary Note Regarding Forward-Looking Statements” on page 34.

Overview
Organization—We completed a private placement offering of shares of Class A common stock to accredited investors. We ceased the private offering during the first quarter of 2018. Pursuant to our Registration Statement on Form S-11, as amended, declared effective in May 2018, we offered to the public (i) $1.5 billion in shares of common stock in the Primary Offering, consisting of two classes of shares, Class T and Class I, at purchase prices of $10.42 per share and $10.00 per share, respectively, with discounts available to some categories of investors with respect to Class T shares, and (ii) $0.2 billion in Class A, Class T, and Class I shares of our common stock pursuant to the DRIP at a price of $9.80 per share. In connection with a review of potential strategic alternatives, on June 12, 2019, our Board of Directors (“Board”) approved the suspension of the Primary Offering and the offering pursuant to the DRIP (together, the “Public Offering”) and the share repurchase program (“SRP”), effective June 14, 2019. The Board believes it is in the best interests of the Company and its stockholders to suspend the Public Offering to allow the Board to evaluate potential strategic alternatives.
We invest primarily in well-occupied, grocery-anchored neighborhood and community shopping centers leased to a mix of national, regional, and local creditworthy tenants selling necessity-based goods and services in strong demographic markets throughout the United States. In addition, we may invest in other retail properties including power and lifestyle shopping centers, multi-tenant shopping centers, free-standing single-tenant retail properties, and other real estate and real estate-related loans and securities depending on real estate market conditions and investment opportunities that we determine are in the best interests of our stockholders. As of June 30, 2019, we wholly owned three shopping centers acquired from third parties unaffiliated with us or our Advisor.
Joint Venture with Northwestern Mutual—In November 2018, we entered into the Joint Venture with Northwestern Mutual. We contributed our ownership interests in three grocery-anchored shopping centers to the Joint Venture in exchange for $41.3 million in cash and a 10% ownership interest in the Joint Venture, and Northwestern Mutual made an initial capital contribution to the Joint Venture equal to $42.6 million in cash in exchange for a 90% ownership interest in the Joint Venture (see Note 5).
Equity Raise Activity—During the private placement offering, we raised $57.7 million in gross offering proceeds from the issuance of 5.9 million Class A shares, inclusive of the DRIP. As of June 30, 2019, we raised through the Public Offering approximately $1.1 million and $3.3 million in gross offering proceeds from the issuance of Class I and Class T shares, respectively, inclusive of the DRIP, as well as $1.6 million in gross offering proceeds from the issuance of Class A shares pursuant to the DRIP.
Portfolio—Below are statistical highlights of our portfolio as of June 30, 2019:

	Wholly-Owned Portfolio	Joint Venture Properties
Number of properties	3	3
Number of states	3	3
Total square feet (in thousands)	251	312
Leased % of rentable square feet	96.6%	94.6%
Average remaining lease term (in years)(1)	5.4	4.8

(1)	The average remaining lease term in years excludes future options to extend the term of the lease.

Lease Expirations—The following chart shows, on an aggregate basis, all of the scheduled lease expirations after June 30, 2019, for each of the next ten years and thereafter for our three properties, as well as the pro rata share of the three properties owned by GRP II. The following chart also shows the leased square feet and annual base rent (“ABR”) represented by the applicable lease expiration year:
Portfolio Tenancy—Prior to the acquisition of a property, we assess the suitability of the anchor tenant and other tenants in light of our principal investment objectives, namely, preserving capital, providing stable cash flows for distributions, realizing growth in value of our assets upon sale of such assets, and providing our investors with the potential for future liquidity. Generally, we assess the strength of the tenant by consideration of company factors, such as its financial strength and market share in the geographic area of the property, as well as location-specific factors, such as the store’s sales, local competition, and demographics. When assessing the tenancy of the non-anchor space at the property, we consider the tenant mix at each property in light of our portfolio, the proportion of national and national franchise tenants, the creditworthiness of specific tenants, and the timing of lease expirations. When evaluating non-national tenancy, we attempt to obtain credit enhancements to leases, which typically come in the form of deposits and/or guarantees from one or more individuals. Ahold Delhaize comprised 19.3% of our aggregate ABR as of June 30, 2019. As a result, our portfolio is particularly susceptible to adverse economic developments for Ahold Delhaize. We do not believe the risk of default, store closure, or bankruptcy is high at this time.

We define national tenants as those tenants that operate in at least three states. Regional tenants are defined as those tenants that have at least three locations. The following charts present the composition of our portfolio, including the pro rata share of the three properties held by GRP II, by tenant type as of June 30, 2019:

The following charts present the composition of our portfolio, including the pro rata share of the three properties held by GRP II, by tenant industry, as of June 30, 2019:
Results of Operations
We wholly owned three properties as of June 30, 2019. We owned four properties as of June 30, 2018, and in November 2018, we contributed three properties to the Joint Venture. Unless otherwise discussed below, the year-over-year comparative differences for the three and six months ended June 30, 2019 and 2018, are almost entirely attributable to the number of properties owned and the length of ownership of these properties. Due to the acquisition activity during 2018 and 2019, and contribution of properties to the Joint Venture in November 2018, our 2018 results are not expected to be indicative of our 2019 results.

Summary of Operating Activities for the Three Months Ended June 30, 2019 and 2018
(in thousands, except per share amounts)

	2019	2018	Favorable (Unfavorable) Changes
Operating Data:
Total revenues	$1,533	$1,633	$(100)
Property operating	(211)	(243)	32
Real estate taxes	(185)	(391)	206
General and administrative	(493)	(624)	131
Depreciation and amortization	(612)	(661)	49
Interest expense, net	(735)	(351)	(384)
Other income (expense), net	17	(82)	99
Net loss	$(686)	$(719)	$33

Net loss per share—basic and diluted	$(0.10)	$(0.11)	$0.01
Total revenues—The decrease in total revenues was a result of the contributed properties, offset by properties acquired since January 1, 2018. During the three months ended June 30, 2019, we executed two new leases with approximately $0.1 million in annual rent for an average term of 8.4 years. We also renewed two leases with an average term of five years with approximately $0.4 million in annual rent.
General and administrative expenses—The $0.1 million decrease in general and administrative expenses was primarily attributable to a decrease in third party accounting and legal fees related to prior acquisitions.
Interest expense, net—The $0.4 million increase in interest expense, net is due to the write-off of deferred financing expenses as a result of reducing the capacity on our revolving credit facility from $125 million to $35 million.
Other income (expense), net—The $0.1 million increase in other income (expense), net is primarily attributable to one-time costs incurred in 2018 associated with potential acquisitions.
Summary of Operating Activities for the Six Months Ended June 30, 2019 and 2018
(in thousands, except per share amounts)

	2019	2018	Favorable (Unfavorable) Changes
Total revenues	$3,049	$3,006	$43
Property operating expenses	(439)	(471)	32
Real estate tax expenses	(385)	(714)	329
General and administrative expenses	(986)	(947)	(39)
Depreciation and amortization	(1,288)	(1,267)	(21)
Interest expense, net	(1,079)	(695)	(384)
Other income (expense), net	142	(88)	230
Net loss	$(986)	$(1,176)	$190

Net loss per share—basic and diluted	$(0.15)	$(0.20)	$0.05
Total revenues—The increase in total revenues was primarily related to tenant-related settlement income in the first quarter of 2019 offset by a decrease in total revenues due to contributed properties. During the six months ended June 30, 2019, we executed four new leases with $0.1 million in annual rent for an average term of 6.1 years. We also renewed three leases for an average term of 4.9 years with $0.5 million in annual rent.
Real estate taxes—The decrease in real estate taxes is due to the number of properties owned and the duration of ownership.
Interest expense, net— The $0.4 million increase in interest expense is due to the write-off of deferred financing expenses as discussed above.
Other income (expense), net—The $0.2 million increase in other income (expense), net is attributable to a one-time legal settlement recognized in 2019, as well as one-time costs incurred in 2018 associated with potential acquisitions.
We generally expect our revenues and expenses to increase in future years as a result of owning the properties acquired in 2018 and 2019 for a full year.

Non-GAAP Measures
Net Operating Income—We present net operating income (“NOI”) as a supplemental measure of our performance. We define NOI as total operating revenues less property operating expenses, real estate taxes, and non-cash revenue items. We believe that NOI provides useful information to our investors about our financial and operating performance because it provides a performance measure of the revenues and expenses directly involved in owning and operating real estate assets and provides a perspective not immediately apparent from net income.
NOI should not be viewed as an alternative measure of our financial performance since it only highlights the operating income and costs on properties. NOI does not reflect the impact of general and administrative expenses, acquisition expenses, interest expense, depreciation and amortization, other income, or the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties that could materially impact our results from operations.
The table below is a comparison of NOI (in thousands):

	Three Months Ended		Favorable (Unfavorable) Changes	Six Months Ended		Favorable (Unfavorable) Changes
	June 30,			June 30,
	2019	2018		2019	2018
Revenues:
Rental income(1)	$1,104	$1,085	$19	$2,149	$1,983	$166
Tenant recovery income	347	510	(163)	634	920	(286)
Other property income	—	7	(7)	10	14	(4)
Total revenues	1,451	1,602	(151)	2,793	2,917	(124)
Operating Expenses:
Property operating expenses	211	243	32	439	471	32
Real estate taxes	185	391	206	385	714	329
Total operating expenses	396	634	238	824	1,185	361
Total NOI	$1,055	$968	$87	$1,969	$1,732	$237

(1)	Excludes lease buy-out income and non-cash rental income adjustments related to straight-line rental income and amortization of above- and below-market leases.
Below is a reconciliation of Net Loss to NOI (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Net loss	$(686)	$(719)	$(986)	$(1,176)
Adjusted to exclude:
Non-cash rental income adjustments	(76)	(31)	(129)	(89)
Lease buyout income	(6)	—	(127)	—
General and administrative expenses	493	624	986	947
Depreciation and amortization	612	661	1,288	1,267
Interest expense, net	735	351	1,079	695
Other (income) expense, net	(17)	82	(142)	88
NOI	$1,055	$968	$1,969	$1,732
Funds from Operations and Modified Funds from Operations—Funds from Operations (“FFO”) is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. We use FFO as defined by the National Association of Real Estate Investment Trusts (“NAREIT”) to be net income (loss) computed in accordance with GAAP, excluding gains (or losses) from sales of property and gains (or losses) from change in control, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect funds from operations on the same basis.
Modified Funds from Operations (“MFFO”) is an additional non-GAAP performance financial measure used by us as FFO includes certain non-comparable items that affect our performance over time. We believe that MFFO is helpful in assisting management and investors with the assessment of the sustainability of operating performance in future periods. Neither FFO nor MFFO should be considered as an alternative to net income (loss) or income (loss) from continuing operations under GAAP, nor as an indication of our liquidity, nor is either of these measures indicative of funds available to fund our cash needs, including our ability to fund distributions. MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate our business plan in the manner currently contemplated.

Accordingly, FFO and MFFO should be reviewed in connection with other GAAP measurements. FFO and MFFO should not be viewed as more prominent measures of performance than our net income or cash flows from operations prepared in accordance with GAAP. Our FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.
The following section presents our calculation of FFO and MFFO and provides additional information related to our operations. As a result of the timing of the commencement of our initial public offering and our active real estate acquisitions, FFO and MFFO are not relevant to a discussion comparing operations for the periods presented.
The following table presents our calculation of FFO and MFFO and provides additional information related to our operations (in thousands, except per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Calculation of FFO
Net loss	$(686)	$(719)	$(986)	$(1,176)
Adjustments:
Depreciation and amortization of real estate assets	612	661	1,288	1,267
Depreciation and amortization related to unconsolidated Joint Venture	68	—	136	—
FFO	$(6)	$(58)	$438	$91
Calculation of MFFO
FFO	$(6)	$(58)	$438	$91
Adjustments:
Acquisition expenses	—	98	12	104
Write-off of unamortized deferred financing expenses	366	—	366	—
Non-cash rental income adjustments	(76)	(31)	(129)	(89)
Adjustments related to unconsolidated Joint Venture	(2)	—	(5)	—
Other	2	—	2	—
MFFO	$284	$9	$684	$106

Earnings per common share
Weighted-average common shares outstanding - basic and diluted	6,673	6,344	6,625	5,951
Net loss per share - basic and diluted	$(0.10)	$(0.11)	$(0.15)	$(0.20)
FFO per share - basic and diluted	$—	$(0.01)	$0.07	$0.02
MFFO per share - basic and diluted	$0.04	$—	$0.10	$0.02
Liquidity and Capital Resources
General—Aside from standard operating expenses, we expect our principal cash demands to be for:

•	investments in real estate;

•	capital expenditures and leasing costs;

•	cash distributions to stockholders; and

•	interest payments on our outstanding indebtedness.
We expect our primary sources of liquidity to be:

•	operating cash flows;

•	proceeds from our unsecured revolving credit facility;

•	available, unrestricted cash and cash equivalents; and

•	distributions received from GRP II.
As of June 30, 2019, we had cash and cash equivalents of $1.9 million, a net decrease of $9.6 million for the six month period, as discussed below.
Below is a summary of our cash flow activity for the six months ended June 30, 2019 and 2018 (in thousands):

	2019	2018	Change
Net cash provided by operating activities	$2,112	$398	$1,714
Net cash used in investing activities	(32,123)	(13,605)	(18,518)
Net cash provided by financing activities	20,424	11,027	9,397

Operating Activities—Our net cash provided by operating activities was primarily impacted by the following:

•	Operations—Our operating cash primarily comes from rental income, and is offset by property operating expenses, real estate taxes, and general and administrative costs.

•
Working capital—Our working capital changes over the same period in 2018 are largely a result of the timing of annual tax receipts at one of our properties as well as acquisition deposits associated with our most recent acquisition.

Investing Activities—Our net cash used in investing activities was primarily impacted by the following:

•
Real estate acquisitions—During the six months ended June 30, 2019, we acquired one grocery-anchored shopping center for a total cash outlay of $31.7 million. During the same period in 2018, we had one acquisition with a cash outlay of $13.3 million.

•	Capital expenditures—We invest capital into leasing our properties and maintaining or improving the condition of our properties.
Financing Activities—Net cash provided by financing activities was primarily impacted by the following:

•
Issuance of common stock and payment of offering costs—During the six months ended June 30, 2019, we raised $3.1 million in Class T and Class I shares. Our proceeds from issuing common stock decreased by $12.5 million over the same period in 2018, offset by a $1.5 million decrease in our payments for offering costs related to selling commissions and dealer manager fees.

•
Debt borrowings/payments—During the six months ended June 30, 2019, we borrowed $20.5 million, net, on our revolving credit facility for the acquisition of one property. The remaining availability on our revolving credit facility was $14.5 million as of June 30, 2019.

•	Repurchases of common stock—We repurchased $1.9 million of our securities during the six months ended June 30, 2019. We had no stock repurchases during the same period in 2018.
Activity related to distributions to our stockholders for the six months ended June 30, 2019 and 2018, is as follows (in thousands):

	2019	2018
Gross distributions paid	$1,972	$1,672
Distributions reinvested through DRIP	738	708
Net cash distributions	$1,234	$964
Net loss	$(986)	$(1,176)
Net cash provided by operating activities	$2,112	$398
FFO(1)	$438	$91

(1) See Non-GAAP Measures above for the definition of FFO, information regarding why we present FFO, and for a reconciliation of this non-GAAP financial measure to net loss on the consolidated statements of operations.
In order to continue to qualify as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to U.S. federal income tax on the income that we distribute to our stockholders each year. However, we may be subject to certain state and local taxes on our income, property, or net worth, respectively, and to federal income and excise taxes on our undistributed income.
We have not established a minimum distribution level, and our charter does not require that our Board of Directors declares distributions to our stockholders.
Critical Accounting Policies
Our 2018 Annual Report on Form 10-K contains a description of our critical accounting policies, including those relating to real estate assets, revenue recognition, and the valuation of real estate, investments, and related intangible assets. There have been no significant changes to our critical accounting policies during 2019, except for the policies related to the accounting for leases as a result of the adoption of ASC 842 as of January 1, 2019, as described in Note 2 and Note 3 in the accompanying consolidated financial statements.

Impact of Recently Issued Accounting Pronouncements
Refer to Note 2 for discussion of the impact of recently issued accounting pronouncements.

ANNEX E
Opinion of Duff & Phelps, LLC

Confidential Special Committee of the Board of Directors Phillips Edison Grocery Center REIT III, Inc. 11501 Northlake Drive Cincinnati, OH 45249	September 3, 2019
Dear Members of the Special Committee:
The special committee (the “Special Committee”) of the board of directors (the “Board of Directors”) of Phillips Edison Grocery Center REIT III, Inc. (“PECO III” or the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) to serve as an independent financial advisor to the Special Committee (solely in its capacity as the Special Committee) to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the holders of each class of common stock of the Company of the Consideration (as defined below) to be received by such holders from PECO (as defined below) in the proposed transaction described below (the “Proposed Transaction”) (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).
Description of the Proposed Transaction
Pursuant to the Agreement and Plan of Merger, substantially in the form of the draft dated September 3, 2019 (the “Agreement”), among the Company, Phillips Edison & Company, Inc. (“PECO”), Phillips Edison Grocery Center Operating Partnership I, L.P. (“PECO OP”) and REIT Merger Sub, LLC, a wholly-owned subsidiary of PECO OP (“Merger Sub”), the Company will be merged with and into Merger Sub, with Merger Sub being the surviving entity in such merger (the “Merger”). Pursuant to the Merger, (i) each outstanding share of class A common stock, par value $0.01, of the Company (the “Class A Common Stock”) will be converted into the right to receive 0.6693 shares of common stock, par value $0.01 per share, of PECO (“PECO Common Stock”) and $0.0939 in cash (the “Class A Merger Consideration”), (ii) each outstanding share of class T common stock, par value $0.01, of the Company (the “Class T Common Stock”) will be converted into the right to receive 0.7749 shares of PECO Common Stock and $0.0989 in cash (the “Class T Merger Consideration”), and (iii) each outstanding share of class I Common Stock, par value $0.01, of the Company (the “Class I Common Stock”) will be converted into the right to receive 0.7436 shares of PECO Common Stock and $0.0941 in cash (the “Class I Merger Consideration” and, together with the Class A Merger Consideration and the Class T Merger Consideration, the “Consideration”).
Scope of Analysis
In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities, business and real estate valuations, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	An unexecuted draft of the Agreement and certain related documents;

b.
Information regarding the real estate assets and investments held by PECO III (the “PECO III Properties”) provided by Company management, including, but not limited to, building size, year of construction, land size, rent rolls, lease rates and terms, historical and projected operating expenses, planned capital expenditures, and other physical, financial and economic characteristics for the PECO III Properties;

c.
The Company’s annual report and audited financial statements on Form 10-K filed with the Securities and Exchange Commission (“SEC”) for the year ended December 31, 2018 and the Company’s unaudited interim financial statements for the three and six months ended March 31, 2019 and June 30, 2019, respectively, included in the Company’s Form 10-Qs filed with the SEC;

d.	The Company’s unaudited balance sheet as of June 30, 2019 provided by Company management;

e.
PECO’s annual report and audited financial statements on Form 10-K filed with the SEC for the year ended December 31, 2018 and PECO’s unaudited interim financial statements for the three and six months ended March 31, 2019 and June 30, 2019, respectively, included in the Company’s Form 10-Qs filed with the SEC;

f.	Other internal documents and information relating to the history and current operations of the Company and the PECO III Properties provided to Duff & Phelps by management of the Company;

g.	The Appraisal Report of the Assets and Liabilities of PECO as of March 31, 2019 prepared by Duff & Phelps (the “Appraisal Report”);

h.	The offer letter to the independent directors of the Company from PECO regarding a potential strategic business combination dated July 29, 2019; and

i.	The offer letter to the Special Committee from PECO regarding a potential strategic business combination dated August 20, 2019;

2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with Company management;

3.	Discussed with Company management its plans and intentions with respect to the management and operation of the Company and the PECO III Properties;

4.
Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including discounted cash flow analyses and an analysis of selected comparable property sales that Duff & Phelps deemed appropriate; and

5.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.
Assumptions, Qualifications and Limiting Conditions
In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s and the Special Committees consent:

1.
Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

2.
Relied upon the fact that the Special Committee and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.
Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same (and Duff & Phelps expresses no opinion with respect to such projections or the underlying assumptions);

4.	Assumed that information supplied and representations made by Company management are accurate and complete regarding the Company, the PECO III Properties and the Proposed Transaction;

5.	Assumed that the representations and warranties made in the Agreement are accurate and complete;

6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

7.
Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company, the PECO III Properties or PECO since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

8.
Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

9.
Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction (if any) will be obtained without any adverse effect on the Company or the PECO III Properties.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.
Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.
Duff & Phelps did not evaluate the solvency of any entity or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction (and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Agreement and the Proposed Transaction), or (iii) advise the Special Committee or any other party with respect to alternatives to the Proposed Transaction.
Duff & Phelps is not expressing any opinion as to the market price or value of any class of the Company’s or PECO’s securities, the PECO III Properties or anything else, in each case after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, a credit rating, a solvency opinion, an analysis of the Company’s or PECO’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.
In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s or PECO’s officers, directors, or employees, or any class of such persons, relative to the Consideration to be received by the stockholders of the Company in the Proposed Transaction, or with respect to the fairness of any such compensation.
This Opinion is furnished solely for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and, except as provided in the Engagement Letter (as defined below), may not be used, by any other person or for any other purpose, without Duff & Phelps’ express written consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Special Committee, the Board of Directors or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction, any related transaction or any alternative strategy or transaction, (iv) does not address the fairness of the Consideration to the stockholders of any class of the Company’s stock relative to the fairness of the Consideration to the stockholders of any other class of the Company’s stock, and only addresses the fairness of the Consideration to the stockholders of each class of the Company’s stock on an absolute basis as to that particular class, and (v) does not indicate that the Consideration is the best possibly attainable under any circumstances; instead, it merely states whether the Consideration in the Proposed Transaction is within or above a range implied by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction, any related transaction or any alternative strategy or transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.
This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps, the Company and the Special Committee dated August 14, 2019 (the “Engagement Letter”). This Opinion is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.
Disclosure of Prior Relationships
Duff & Phelps has acted as financial advisor to the Special Committee and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ informing the Special Committee that it is prepared to deliver its Opinion. In addition, the Company has agreed to reimburse Duff & Phelps for certain of its expenses and indemnify Duff & Phelps for certain liabilities and other items arising out of or related to its engagement. During the two years preceding the date of this Opinion, Duff & Phelps has provided valuation advisory services to the Company and to PECO. For these prior engagements, Duff & Phelps received customary fees, expense reimbursement, and indemnification.
Conclusion
Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the Consideration to be received by the holders of the Class A Common Stock, the Class T Common Stock and the Class I Common Stock from PECO in the Proposed Transaction is fair from a financial point of view to the holders of each such class of common stock of the Company (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).
This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.
Respectfully submitted,
/s/ Duff & Phelps, LLC
Duff & Phelps, LLC

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Directors and Officers
Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. The registrant’s charter contains provisions limiting the liability of directors and officers, to the maximum extent that Maryland law in effect from time to time permits, such that no present or former director or officer of the registrant shall be liable to the registrant or its stockholders for money damages.
The Maryland General Corporation Law (“MGCL”) requires a corporation (unless its charter provides otherwise, which the registrant’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.
Under the MGCL, a Maryland corporation may not, however, indemnify a director or officer for an adverse judgment in a suit by or on behalf of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, unless limited by the charter (which the registrant’s charter does not), a court of appropriate jurisdiction, upon application of a director or officer, may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer met the standards of conduct described above or has been adjudged liable on the basis that a personal benefit was improperly received, but such indemnification is limited to expenses.
In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer, without requiring a preliminary determination of the director’s or officer’s ultimate entitlement to indemnification, upon the corporation’s receipt of (i) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and (ii) a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.
The registrant’s charter obligates the registrant, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former director or officer of the registrant and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while serving as a director or officer of the registrant and at the request of the registrant, serves or has served as a director or officer of another entity and who is made, or threatened to be made, party to the proceeding by reason of his or her service in that capacity. The registrant may, with the approval of the board of directors of the registrant, provide such indemnification and advancement of expenses to any other persons, including a person who served a predecessor of the registrant in any such capacities described above and permitted to be indemnified by Maryland law and in accordance with applicable law.
The partnership agreement of Phillips Edison Grocery Center Operating Partnership I, L.P., the partnership of which the registrant serves as the sole member of the sole general partner, also provides that the registrant, as general partner, is indemnified to the extent provided therein. The partnership agreement further provides that the registrant’s directors, officers and designees are indemnified to the extent provided therein.
Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling the registrant for liability arising under the Securities Act, the registrant has been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
The registrant has obtained an insurance policy under which its directors and executive officers are insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including certain liabilities under the Securities Act.

Item 21. Exhibits and Financial Statement Schedules

Exhibit No.	Description
2.1
Agreement and Plan of Merger, dated as of September 3, 2019, by and among Phillips Edison & Company, Inc., Phillips Edison Grocery Center Operating Partnership I, L.P., REIT Merger Sub, LLC, and Phillips Edison Grocery Center REIT III, Inc. (attached as Annex A to the proxy statement/prospectus that is part of this registration statement)*

3.1	Fourth Articles of Amendment and Restatement of Phillips Edison & Company, Inc. (incorporated by reference to Exhibit 3.1 to the registrant’s Current Report on Form 8-K filed July 15, 2014)
3.2	Articles of Amendment (incorporated by reference to Exhibit 3.3 to the registrant’s Annual Report on Form 10-K filed March 9, 2015)
3.3	Second Articles of Amendment (incorporated by reference to Exhibit 3.1 to the registrant’s Current Report on Form 8-K filed December 15, 2017)
3.4	Third Articles of Amendment (incorporated by reference to Exhibit 3.1 to the registrant’s Current Report on Form 8-K filed November 19, 2018)
3.5	Fourth Amended and Restated Bylaws of Phillips Edison & Company, Inc. (incorporated by reference to Exhibit 3.1 to the registrant’s Current Report on Form 8-K filed July 18, 2018)
5.1	Opinion of Goodwin Procter LLP regarding the legality of the securities being registered*
8.1	Opinion of Goodwin Procter LLP regarding tax matters*
21.1	Subsidiaries of Phillips Edison & Company, Inc. (incorporated by reference to Exhibit 21.1 to the registrant’s Annual Report on Form 10-K filed March 13, 2019)
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm (in respect of Phillips Edison & Company, Inc.)*
23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm (in respect of Phillips Edison Grocery Center REIT III, Inc.)*
23.3	Consent of Goodwin Procter LLP (included in Exhibit 5.1)*
23.4	Consent of Goodwin Procter LLP (included in Exhibit 8.1)*
24.1	Powers of Attorney (included on the signature pages of this registration statement)*
99.1	Form of Articles of Amendment of Phillips Edison Grocery Center REIT III, Inc. (attached as Annex B to the proxy statement/prospectus that is part of this registration statement)*
99.2	Form of Proxy Card for Phillips Edison Grocery Center REIT III, Inc.*
99.3	Consent of Duff & Phelps LLP*
101.1
The following information (i) from Phillips Edison & Company, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2018, formatted in XBRL (eXtensible Business Reporting Language): (a) Consolidated Balance Sheets, (b) Consolidated Statements of Operations and Comprehensive (Loss) Income, (c) Consolidated Statements of Equity, and (d) Consolidated Statements of Cash Flows; and (ii) from Phillips Edison & Company, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, formatted in XBRL: (a) Consolidated Balance Sheets, (b) Consolidated Statements of Operations and Comprehensive Income, (c) Consolidated Statements of Equity, and (d) Consolidated Statements of Cash Flows.

____________________
* Filed herewith
Item 22. Undertakings
The undersigned registrant hereby undertakes as follows:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)
That, for the purpose of determining liability under the Securities Act, to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(5)
That, for the purpose of determining liability of the registrant under the Securities Act, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser;

(6)
That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(7)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form;

(8)
That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(9)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue;

(10)
To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request; and

(11)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake, State of Utah, on September 4, 2019.

PHILLIPS EDISON & COMPANY, INC.

By:	/s/ JEFFREY S. EDISON
Jeffrey S. Edison
Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL MEN AND WOMEN BY THESE PRESENTS that each of the undersigned directors and officers of Phillips Edison & Company, Inc., a Maryland corporation, which is filing a registration statement on Form S-4 with the Securities and Exchange Commission under the provisions of the Securities Act of 1933 hereby constitutes and appoints Jeffrey S. Edison, John P. Caulfield and Tanya Brady, and each of them, such person’s true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ JEFFREY S. EDISON	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	September 4, 2019
Jeffrey S. Edison

/s/ JOHN P. CAULFIELD	Chief Financial Officer and Treasurer (Principal Financial Officer)	September 4, 2019
John P. Caulfield

/s/ JENNIFER L. ROBISON	Chief Accounting Officer (Principal Accounting Officer)	September 4, 2019
Jennifer L. Robison

/s/ LESLIE T. CHAO	Director	September 4, 2019
Leslie T. Chao

/s/ DAVID W. GARRISON	Director	September 4, 2019
David W. Garrison

/s/ PAUL J. MASSEY, JR.	Director	September 4, 2019
Paul J. Massey, Jr.

/s/ STEPHEN R. QUAZZO	Director	September 4, 2019
Stephen R. Quazzo

/s/ JOHN A. STRONG	Director	September 4, 2019
John A. Strong

/s/ GREGORY S. WOOD	Director	September 4, 2019
Gregory S. Wood